As confidentially submitted with the U.S. Securities and Exchange Commission on September 24, 2026. This Amendment No. 3 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Isdera Inc
(Exact name of Registrant as specified in its charter)

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

Telephone: [*]
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[__________]
[*]
[*]
[*]
Telephone: [*]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Isdera Group Limited
(Exact name of Co-Registrant as specified in its charter)

Cayman Islands	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

The Co-Registrant has the following principal executive office:
Rooms R502-310, 5th Floor, Building 8812, Walker Park

Hainan Ecological Software Park

High-tech Industrial Demonstration Zone

Laocheng Town, Chengmai County

Hainan Province, People’s Republic of China 571924

The agent for service for the Co-Registrant is:

[*]
[*]

Copies of communications to:

Bill Huo, Esq. Michael Goldstein, Esq. Becker & Poliakoff, P.A. 45 Broadway, 17th floor New York, NY 10006 Telephone: (212) 599-3322	Nicholas L. Torres, Esq. Zhiqi Zheng, Esq. Torres & Zheng at Law, P.C. 450 Seventh Avenue, Suite 2104 New York, New York 10123 Telephone: (917) 277-3479

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Registrant and Co-Registrant:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and the Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 24, 2026

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UY SCUTI ACQUISITION CORP.
AND PROSPECTUS FOR ORDINARY SHARES
OF ISDERA INC

Proxy Statement/Prospectus dated [  ], 2026
and first mailed to the shareholders of UY Scuti Acquisition Corp. on or about [  ], 2026

To the Shareholders of UY Scuti Acquisition Corp.:

You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of UY Scuti Acquisition Corp. (“UYSC”, “we”, “our”, or “us”), which will be held at [  ], on [  ], 2026 (the “Extraordinary General Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

UY Scuti Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the SPAC Merger (as defined below) and the Acquisition Merger (as defined below). The SPAC Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”

UYSC has entered into the Agreement and Plan of Merger with Isdera Group Limited (as defined below) and certain other parties, dated as of July 18, 2025 (the “Original Merger Agreement”), as amended by the First Amendment to the Agreement and Plan of Merger dated as of September 22, 2026 (the “First Amendment” and as it may be further amended from time to time, the “Merger Agreement”), which provides for a Business Combination between UYSC and Isdera Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Isdera Group”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of UYSC, UYSC will merge with and into its wholly owned subsidiary, Isdera Inc, an exempted company incorporated under the laws of the Cayman Islands (“PubCo” or the “Purchaser”), with PubCo remaining as the surviving publicly traded entity (the “SPAC Merger”); and (ii) promptly after the SPAC Merger, Isdera Technology Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub”), will be merged with and into Isdera Group, with Isdera Group remaining as the surviving entity, resulting in Isdera Group being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among UYSC, Isdera Group, PubCo, Merger Sub, Xinghui Automotive Technology (Hainan) Co., Ltd. (“Xinghui Technology”), Jianxun Kou, Shuyan Wang, and Wenfang Song, individuals, solely in their capacity as the shareholder representative of Xinghui Technology, Songze Shares Ltd., Wenyuan Holdings Ltd., and Shuyan Holdings Ltd., (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), and Wenfang Song, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholder. On September 22, 2026, PubCo and Merger Sub entered into a joinder agreement (the “Joinder Agreement”) with UYSC, Isdera Group, and the other parties to the Original Merger Agreement necessary to effect an amendment thereof, that resulted in each of Isdera Inc and Isdera Technology Limited becoming parties to the Merger Agreement as though an original party to the Merger Agreement.

After giving effect to the First Amendment, the aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $920,000,000, payable to the Isdera Group Shareholders (as defined below) in the form of newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the Isdera Group Shareholders at the Closing (as defined below), of 92,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”).

Upon the Closing of the Business Combination, ordinary shares of PubCo will be comprised into class A ordinary shares of a par value of US$0.0001 each (“PubCo Class A Ordinary Shares”) and class B ordinary shares of a par value of US$0.0001 each (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of PubCo and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of PubCo. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination. At the Closing of the Business Combination, the former UYSC shareholders will receive the consideration specified below and the former shareholders of Isdera Group will receive an aggregate of 80,950,283 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules, because certain shareholders of Isdera Group will be able to exercise a majority of the aggregate voting power of PubCo’s issued and outstanding share capital upon the completion of the Business Combination, regardless of the number of share redemptions by UYSC’s shareholders, and as such, may have the ability to control the outcome of matters submitted to shareholders for approval. The controlling stockholder following the consummation of the Business Combination will be Wenfang Song, who will collectively and beneficially own 35,000,000 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares, representing (i) 70.62% of the aggregate voting power of our then-issued and outstanding Class A and Class B ordinary shares as a group, assuming no redemption of UYSC Ordinary Shares (as defined below) by public shareholders (“Public Shareholders”), and (ii) 71.29% of the aggregate voting power of our then-issued and outstanding Class A and Class B ordinary shares as a group, assuming full redemption of UYSC Ordinary Shares by Public Shareholders. Although PubCo does not intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company”, including exemptions from the requirements that a majority of the board of directors be independent and that the compensation and nominating committees be comprised entirely of independent directors, we could elect to rely on these exemptions in the future, and if so, the investors would not have the same protection afforded to shareholders of companies that are subject to all the corporate governance requirements of Nasdaq. Upon completion of the Business Combination, as long as the controlling shareholders hold at least 60.68% of the PubCo Class B Ordinary Shares (representing 6.41% of the Ordinary Shares overall) assuming full redemption of UYSC Ordinary Shares by Public Shareholders, they would continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters). See the sections entitled “PubCo’s Directors and Executive Officers after the Business Combination” and “Security Ownership of the Combined Company after the Business Combination” of this proxy statement/prospectus for more details.

Only shareholders of UYSC who hold shares of record as of the close of business on [●] (the “Record Date”) are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. As of the Record Date, there were [●] UYSC Ordinary Shares issued and outstanding and entitled to vote.

One of the conditions to the obligations of Isdera Group to consummate the Closing is that the initial listing application of PubCo with Nasdaq in connection to the contemplated transactions shall have been conditionally approved and, immediately following the Effective Time (as defined below), PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and the additional listing of the Closing Payment Shares shall have been approved by Nasdaq. The terms of the Merger Agreement permit that this condition may be waived in writing by UYSC and Isdera Group, without recirculation or resolicitation of this proxy statement/prospectus. Shareholders may not have certainty at the time they vote regarding whether PubCo’s securities will be listed on a national securities exchange following the Business Combination.

At the Extraordinary General Meeting, shareholders of UYSC will be asked to consider and vote upon the following proposals:

1.	approval by special resolutions, of the SPAC Merger and the Plan of Merger (as defined below), which we refer to as the “SPAC Merger Proposal” or “Proposal No. 1;”

2.	Approval and ratification by special resolutions, of the entry into the Merger Agreement and approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2;”

3.	approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to 100,715,607 PubCo Ordinary Shares, in connection with the Business Combination, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3;”

4.	approval by special resolutions, of material differences between the Current Charter (as defined below) and the amended and restated memorandum and articles of association to be adopted by PubCo (the “PubCo Amended and Restated Memorandum and Articles of Association”), a copy of which is attached to this proxy statement/prospectus as Annex B, to be in effect following the Business Combination be approved in all respects, which we refer to as the “PubCo Charter Proposal” or “Proposal No. 4;”

5.	approval to adjourn the Extraordinary General Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal (collectively, the “Proposals”).

The Acquisition Merger Proposal (Proposal No. 2) is conditioned upon the approval of Proposal No. 1 (the SPAC Merger Proposal) and Proposal No. 3 (the Nasdaq Proposal), and the SPAC Merger Proposal (Proposal No. 1) and the Nasdaq Proposal (Proposal No. 3) are dependent upon approval of the Acquisition Merger Proposal (Proposal No. 2). In addition, the PubCo Charter Proposal (Proposal No. 4) is conditioned on the approval of the SPAC Merger Proposal (Proposal No. 1). It is important for you to note that in the event that either the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, UYSC will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

If shareholders of UYSC approve the SPAC Merger Proposal and the Acquisition Merger Proposal, then, immediately prior to the consummation of the Business Combination, all outstanding units of UYSC (each of which consists of one UYSC Ordinary Shares (as defined below) and one UYSC Right (as defined below)) (the “UYSC Units”) will separate into their individual components of UYSC Ordinary Shares and UYSC Rights, and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of shareholders of UYSC shall be exchanged as follows:

(i)	Each share of UYSC’s ordinary shares, a par value of $0.0001 per share (“UYSC Ordinary Shares”), issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each of such UYSC Ordinary Shares, PubCo shall issue to each shareholder of UYSC (other than shareholders of UYSC who exercise their Redemption Rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)	The holders of UYSC’s rights (exchangeable into one-fifth of one share of UYSC Ordinary Shares) (collectively, the “UYSC Rights”) issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-fifth (1/5th) of one PubCo Class A Ordinary Share in exchange for the cancellation of each UYSC Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Assuming the exchange and conversion of all the outstanding UYSC Ordinary Shares and UYSC Rights held by the Initial Shareholders (as defined below), under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, as of the Closing the Initial Shareholders will own 1,726,517 PubCo Ordinary Shares, representing approximately 1.60%, 1.64%, and 1.65 of the issued PubCo Ordinary Shares, respectively. The PubCo Ordinary Shares issuable to the Initial Shareholders are issuable in respect of the following UYSC securities held by the Initial Shareholders (i) 1,437,500 shares of UYSC Ordinary Shares; (ii) 240,848 shares of UYSC Ordinary Shares included as part of the Private Units; and (iii) 48,169 UYSC Ordinary Shares underlying the UYSC Rights included as part of the Private Units.

These relative percentages assume that none of UYSC’s existing Public Shareholders opted to exercise their dissenting rights, as discussed herein. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The UYSC Units, UYSC Ordinary Shares and UYSC Rights are currently listed on the Nasdaq Capital Market under the symbols “UYSCU,” “UYSC,” and “UYSCR.” PubCo intends to apply to list the PubCo Class A Ordinary Shares on the Nasdaq Stock Market under the symbol “ICAR” in connection with the Closing of the Business Combination. Each UYSC Unit consists of one UYSC Ordinary Shares and one UYSC Right to receive one-fifth (1/5th) of one Ordinary Share upon the consummation of an initial business combination.

UYSC cannot assure you that the PubCo Class A Ordinary Shares will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 32 for a discussion of information that should be considered in connection with an investment in PubCo securities.

Isdera Group is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.

Isdera Group’s PRC Operating Entities (as defined below) face various legal and operational risks and uncertainties related to doing business in China. For instance, Isdera Group’s PRC Operating Entities face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the ability of the Public Company Accounting Oversight Board (United States) (“PCAOB”) to inspect Isdera Group’s auditors, which may impact the ability of Isdera Group’s subsidiaries to conduct certain businesses, accept foreign investors, or list on a United States or foreign exchange after the Business Combination. These risks could result in a material adverse change in Isdera Group’s business operations and the value of PubCo Class A Ordinary Shares, significantly limit or hinder PubCo’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As Isdera Group’s PRC Operating Entities do business in China, Chinese regulatory authorities could disallow such a structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Related to Doing Business in China” in this proxy statement/prospectus.

Isdera Group’s corporate structure as a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which could cause Isdera Group to be incapable of continuing operations without changing the corporate structure or switching the business focus. This may in turn cause the value of the Isdera Group securities to significantly decline or even become worthless. According to the Foreign Investment Law in China, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other permissions or approvals from relevant PRC government authorities. The National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce of China (“MOFCOM”) jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as one of the main bases for management and guidance for the MOFCOM to manage and supervise foreign investments. As a company engaged in the large-scale designing of automobiles in the People’s Republic of China, the businesses operated by Isdera Group are not included in the 2024 Negative List. Therefore, Isdera Group believes that its business is not subject to any restrictions on equity ownership. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities. The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security. For a detailed description of the risks associated with Isdera Group’s corporate structure, please refer to risks disclosed under “Risk Factors — Risks Related to Doing Business in China — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” in this proxy statement/prospectus.

Isdera Group may encounter several limitations related to cash transfer among its PRC Operating Entities, the holding company and its investors. Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to permission and approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation (“SAMR”) or its local counterpart and registration with a local bank authorized by China’s State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a holding company with no operations, our ability to distribute dividends largely depends on distributions from our PRC Operating Entities. In addition, if Isdera Group is determined to be a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares, and non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. An “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfers may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, PubCo may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCo and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.”

Isdera Group may also face risks relating to the lack of PCAOB inspection on its auditor, which may cause the PubCo Ordinary Shares to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act as amended by the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) that was signed into law on December 29, 2022. If the PCAOB has determined that it is unable to completely investigate Isdera Group’s auditor for two consecutive years beginning in 2022. The delisting or the cessation of trading of PubCo securities, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. Isdera Group’s auditor is headquartered in Singapore, is subject to inspection by the PCAOB on a regular basis and the PCAOB can inspect our auditor. Therefore, it is not currently subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by Isdera Group’s auditor with the collaboration of its China-based office, the audit working papers of Isdera Group’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China (the “MOF”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria on us after considering the effectiveness of our auditor’s audit procedures, quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate the Company’s auditor completely because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the AHFCAA, ultimately resulting in a determination by a securities exchange to delist the Company’s securities. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, which ultimately could result in our ordinary shares being delisted by an exchange. See “Risk Factors — Risks Related to Doing Business in China — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.”

The structure of cash flows within our organization and a summary of the applicable regulations are as follows:

Our equity structure is a direct holding structure. Isdera Group, the entity to be acquired by PubCo, will control Yingzi (Anqing) Enterprise Management Co., Ltd., a limited liability company incorporated in the PRC on October 14, 2025 (“WFOE”), and other domestic operating entities through its British Virgin Islands holding company, Isdera (BVI) Group Limited, and its wholly owned Hong Kong subsidiary, Isdera HK Limited, a limited company incorporated in Hong Kong on June 9, 2025 (“HK Subsidiary”).

Within our direct holding structure, the cross-border transfer of funds within our corporate group is lawful and compliant with the current laws and regulations of the PRC. After any non-PRC-based investors’ funds enter Isdera Group at Isdera Group’s securities offerings outside of China, the funds can be directly transferred to HK Subsidiary and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC. To the extent cash in the business is in the PRC or a PRC entity, the funds may be unavailable to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Isdera Group or Isdera Group’s subsidiaries, by the PRC government to transfer cash. Please see “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” for more details.

If we intend to distribute dividends, we will transfer the funds to HK Subsidiary from WFOE in accordance with the laws and regulations of the PRC, and then HK Subsidiary will transfer the dividends to Isdera (BVI) Group Limited, then Isdera Group, and the dividends will be distributed from Isdera Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In terms of the cash transfer among Isdera Group and its subsidiaries, subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approvals of the financial controllers of the entities involved. If an internal cash transfer exceeds RMB 10,000,000 (approximately $1.5 million), the general manager is also required to conduct a review and provide approval, and the profit distribution involved must also be approved by the shareholders at a meeting. There are no other cash management policies. Please see Cash Transfer under Summary section, and “Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in the risk factors section for more details.

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries and consolidated entities, (2) no dividends nor distributions have been made by the subsidiaries or consolidated entities to our holding company, and (3) our holding company has not paid any dividends nor made any distributions to our investors. For further details, please refer to “Selected Historical Combined Financial Information of Isdera Group”, as well as the consolidated financial statements included elsewhere in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, Isdera Group does not have any cash management policy other than that is stated in the paragraph above. We intend to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, Isdera Group currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

Isdera Group’s PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable. In addition, PRC Operating Entities cannot distribute dividends until any previous years’ loss has been offset. See “Regulations Applicable to Isdera Group — Regulations Relating to Dividend Distributions” for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends, and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

As of [●], there was approximately $[●] million in the UYSC trust account (the “Trust Account”). On [  ], 2026, the last sale price of UYSC Ordinary Shares was $[__].

Following the completion of the Business Combination, the issued and outstanding share capital of PubCo will consist of PubCo Ordinary Shares. The shareholders of Isdera Group (the “Isdera Group Shareholders”) will beneficially own 92,000,000 of the issued PubCo Ordinary Shares and will be able to exercise 92.93% of the total voting power of the issued and outstanding share capital of PubCo immediately following the completion of the Business Combination, assuming that none of the existing Public Shareholders of UYSC exercise their Redemption Rights or dissenting rights, as discussed herein.

Pursuant to UYSC’s second amended and restated memorandum and articles of association (the “Current Charter”), UYSC is providing its Public Shareholders with the opportunity to redeem all or a portion of their UYSC Ordinary Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in its Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to it (which interest shall be net of income taxes payable) divided by the number of then issued UYSC Ordinary Shares that were sold as part of the UYSC Units in the IPO, subject to the limitations described herein. UYSC estimates that the per-share price at which UYSC Ordinary Shares held by the public (the “Public Shares”) may be redeemed from cash held in the Trust Account will be approximately $[  ] at the time of the Extraordinary General Meeting. The redemption price per share may increase between the date of this proxy statement/prospectus and the date that is two business days prior to the Closing of the business combination due to any interest that accrues on the amount on deposit in the Trust Account prior to such date, although we expect the redemption price two business days prior to such Closing Date will be approximately the same as the amount set forth above. The closing price of the Public Shares on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[●] per share. If the closing price of the Public Shares was to remain the same until the Closing of the Business Combination, exercising Redemption Rights would result in a holder of UYSC Public Shares receiving approximately $[●] more/less per share than if the shares were sold in the open market (based on the current per share redemption price). UYSC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such shareholders wish to sell their shares. The Public Shareholders of UYSC may elect to redeem their shares even if they vote for the SPAC Merger or do not vote at all. UYSC has no specified maximum redemption threshold under the Current Charter. According to the Current Charter, a public shareholder of UYSC, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of UYSC Ordinary Shares, will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the directors of UYSC.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3))
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
Isdera Group Shareholders	92,000,000	85.89	92,000,000	87.21	92,000,000	87.43
UYSC Public Shareholders:
Public share held by UYSC Public Shareholders	3,312,712	3.09	1,656,356	1.57	1,393,247	1.32
Ordinary shares underlying the public rights held by UYSC Public Shareholders	1,150,000	1.07	1,150,000	1.09	1,150,000	1.09
	4,462,712	4.16	2,806,356	2.66	2,543,247	2.41
Sponsor and other initial shareholders:
Shares held by the Sponsor	1,207,500	1.13	1,207,500	1.14	1,207,500	1.15
Shares held by directors and executive officers	230,000	0.21	230,000	0.22	230,000	0.22
UYSC shares underlying Private Placement Units held by IPO Private Placement Shareholders*	240,848	0.22	240,848	0.23	240,848	0.23
UYSC shares to which IPO Private Placement Shareholders will be entitled under the Private Rights underlying Private Placement Units	48,169	0.04	48,169	0.05	48,169	0.05
	1,726,517	1.49	1,726,517	1.64	1,726,517	1.65
Others:
Representative shares	230,000	0.21	230,000	0.22	230,000	0.22
Shares issued to financial advisors upon closing of the Business Combination**	8,624,000	8.05	8,624,000	8.18	8,624,000	8.20
Shares issued to a designee of the Sponsor upon conversion of extension payment loans ***	54,000	0.05	54,000	0.05	54,000	0.05
	8,908,000	8.31	8,908,000	8.45	8,908,000	8.47
Potential source of dilution
Shares issued upon conversion of promissory notes ***	37,607	0.04	37,607	0.04	37,607	0.04

Total Ordinary Shares	107,134,836	100.00	105,478,480	100.00	105,215,371	100.00

*	Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor and other Initial Shareholders will own 1,726,517 PubCo Ordinary Shares, including PubCo Class A Ordinary Shares issuable upon conversion of the Private Rights representing approximately 1.60%, 1.64%, and 1.65% of the issued PubCo Ordinary Shares, respectively.
**	UYSC engaged Keltwin International Limited to act as advisor in connection with the proposed Business Combination. In consideration of such services, the advisor will be entitled to 4,324,000 PubCo Class A Ordinary Shares. Isdera Group engaged Chiyue Automobile Limited to act as advisor in connection with certain financings following the proposed Business Combination by providing general advisory services, including facilitating introductions to potential investors, providing strategic and market-related advice, and coordinating with other advisors in connection with such financings. In consideration of such services, Chiyue Automobile Limited will be entitled to 4,300,000 PubCo Class A Ordinary Shares.
***	UYSC Sponsor’s designee, Sun Peisha, caused the first extension fee of $450,000 to be deposited into the Trust Account. On April 25, 2026, UYSC issued an unsecured promissory note to Sun Peisha to evidence the loan (the “Extension Note”). The Extension Note provides that the outstanding principal shall be repaid on the date on which UYSC consummates the Business Combination with such outstanding principal being converted into units of UYSC’s securities at a conversion price equal to $10.00 per unit, with each unit consisting of one ordinary share of UYSC and one right to receive one-fifth of one ordinary share of UYSC, resulting in the holder of the Extension Note being entitled to receive a total of 54,000 Class A ordinary shares.

UYSC also issued a promissory note to the Sponsor in the aggregate principal amount of up to $1,000,000. As of June 30, 2026, the outstanding principal amount under such note was $469,053. As amended, the promissory note is repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2027 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the promissory note into units of the UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share.

(1)	Under No Redemption Scenario, assumes no redemptions of UYSC Ordinary Shares.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 1,656,356 UYSC Ordinary Shares for aggregate redemption payments of $17.4 million using a per-share redemption price of $10.75. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.
(3)	Under Max Redemption Scenario, assumes a maximum redemption of 1,919,465 UYSC Ordinary Shares for aggregate redemption payments of $21.0 million using a per-share redemption price of $10.75 so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.

Compensation Received by the Sponsor

Pursuant to the SEC’s rules governing special purpose acquisition companies (SPACs), securities of UYSC and promissory notes from UYSC issued to any entity and/or person primarily responsible for organizing, directing or managing the business and affairs of the SPAC, may be considered “compensation” awarded to or earned by a SPAC Sponsor. In accordance with the SEC rules, UY Scuti Investments Limited is deemed to be UYSC’s Sponsor.

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by UYSC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

As of September 5, 2024, the Sponsor held an aggregate of 1,437,500 Founder Shares, which were acquired for an aggregate purchase price of $25,000.

Simultaneously with the closing of UYSC’s IPO, the Sponsor purchased a total of 240,848 Private Units for an aggregate purchase price of $2,408,480.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Class A Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director or officer of UYSC maintains a positive rate of return on its/his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Sponsor and UYSC’s officers and directors will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Sponsor and UYSC’s directors and officers hold 1,678,348 UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[    ] per PubCo Ordinary Share (i.e. being UYSC Ordinary Share’s closing price on [       ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Class A Ordinary Shares owned by the Sponsor and UYSC’s directors and officers would be $[       ] and such persons would have a potential aggregate profit of $[       ], representing a profit of $[       ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[       ] per PubCo Ordinary Share.

UYSC has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of [      ], 2026, there were $[       ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Since the consummation of UYSC’s initial public offering, the Sponsor has provided financial assistance in the form of promissory notes to UYSC for working capital purposes. The Sponsor will not receive any compensation in connection with the Merger. However, in connection with the Merger, the Sponsor holds the principal amount of up to $[*] under a promissory note issued by UYSC.

In order to finance transaction costs in connection with an intended initial business combination, UYSC’s Initial Shareholders, officers and directors and their affiliates may, but are not obligated to, loan UYSC funds as may be required. Such loans would be evidenced by promissory notes. In the event that UYSC is unable to consummate an initial business combination, UYSC may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. If UYSC consummates an initial business combination, the notes would either be paid upon consummation of the initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of the business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if the full amount of notes are issued and converted).

On September 12, 2025, UYSC issued an unsecured promissory note (the “Sponsor 2025 Note”) in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and was initially repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. As of June 30, 2026, the principal amount due and owing under the Sponsor 2025 Note was $469,053.

The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Public Shareholders of UYSC. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Other Financing Transactions

On March 31, 2026, the Sponsor’s designee, Sun Peisha, caused the first extension fee of $450,000 to be deposited into the Trust Account. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note provides that the outstanding principal shall be repaid on the date on which UYSC consummates the Business Combination with such outstanding principal being converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share of UYSC and one right to receive one-fifth of one ordinary share of UYSC, resulting in the holder of the Extension Note being entitled to receive a total of 54,000 Class A ordinary shares.

On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the second three-month extension period.

Conflicts of Interest

The Sponsor, directors and officers of UYSC may have interests in the Business Combination that are different from your interests as a shareholder. Isdera Group does not believe that any of its directors or officers have any actual or potential material conflicts of interest with unaffiliated security holders of UYSC with respect to the Business Combination, including whether to proceed with the Business Combination or the approval of the required proposals. Simultaneously with the closing of the IPO, UYSC consummated the private placement (the “Private Placement”) with the Sponsor of 240,848 UYSC Units (the “Private Unit(s)”), generating total proceeds of $2,408,480, including the cancellation of $337,580 of indebtedness. The following table sets forth information regarding current and former directors and officers of UYSC and the Sponsor’s beneficial interests in securities of UYSC as at [__], 2026:

Shareholder(1)	Number of Shares of UYSC Ordinary Shares	Number of UYSC Private Units
UY Scuti Investments Limited (our Sponsor) (2)	1,207,500	240,848
Qunxue Yin(2)	-	-
Jialuan Ma(3)	50,000	-
Sze Wai Lee	40,000	-
Yan Liang	35,000	-
Daniel John Paul Peart	35,000	-
Jiawen Zhao	35,000	-
Shaokang Lu(4)	35,000	-
		-
All directors and executive officers (seven (7) individuals) and Sponsor as a group	1,437,500	240,848

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o UY Scuti Acquisition Corporation, 39 East Broadway, Suite 603, New York, NY 10002.
(2)	The Sponsor is controlled by Qunxue Yin, who possesses voting and dispositive power over the securities held of record by the Sponsor. In addition, Mr. Yin was appointed as UYSC’s chief executive officer and a director on August 8, 2026.
(3)	Jialuan Ma resigned from serving as UYSC’s chief executive officer and a director on August 6, 2026.
(4)	Shaokang Lu resigned from serving as UYSC’s chief financial officer on March 27, 2026.

Pursuant to an amendment to its Current Charter, as adopted by passing of a special resolution of the UYSC shareholders at the UYSC Extraordinary General Meeting held on March 31, 2026, if UYSC does not consummate an initial business combination by 12 months from the closing of the initial public offering (or up to 24 months if the business combination period is extended in accordance with the terms of UYSC’s Current Charter, as described herein) (the “Combination Period”), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,726,517 PubCo Ordinary Shares will be received by the directors and officers of UYSC and the Sponsor (including the UYSC Ordinary Shares included in the UYSC Units and the 48,169 UYSC Ordinary Shares underlying the Private Rights), respectively, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[  ] million based upon the closing price of $[  ] per share on Nasdaq on [  ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of UYSC in securities of UYSC, the Sponsor and the directors and officers of UYSC have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of UYSC.

Moreover, prior to the IPO, UYSC issued an aggregate of 1,437,500 insider shares (the “Founder Shares”) to the Initial Shareholders for an aggregate purchase price of $25,000. Subsequently, in UYSC’s IPO and simultaneous private placement, the Sponsor purchased an aggregate of 240,848 Private Units, including Private Units purchased in connection with the exercise by the underwriters of the IPO of the overallotment option. Each Private Unit is comprised of one UYSC Ordinary Share and one UYSC Right, each UYSC Right to be converted automatically into 1/5 (one-fifth) of one UYSC Ordinary Share upon consummation by UYSC of an initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold an aggregate of 1,678,348 insider shares, the aggregate purchase price of which was $2,433,480, or approximately $[__] per share. As a result, Sponsor and the directors and officers of UYSC will have rates of return on their respective investments which differ from the rate of return of shareholders of UYSC who purchased shares of UYSC Ordinary Shares at various other prices, including UYSC Ordinary Shares included in UYSC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of UYSC maintains a positive rate of return on its/his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,678,348 shares of UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[  ] per PubCo Ordinary Share (i.e. being the UYSC Ordinary Share closing price on [  ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[  ] per PubCo Ordinary Share.

The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 5,750,000 UYSC Ordinary Shares for $57,500,000 before expenses, which discounts the existence and value of the UYSC Rights that were included along with the UYSC Ordinary Shares in the UYSC Units that were sold in the IPO for $10.00 per UYSC Unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of UYSC as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including the underwriters’ full exercise of their over-allotment option, counting the Sponsors’ investment and holdings and those of UYSC’s Public Shareholders, UYSC had a net tangible book value of $58,644,239 and 7,658,348 UYSC Ordinary Shares outstanding, or approximately $7.66 net tangible book value per share. As such, the Sponsor’s holdings and investment resulted in dilution of approximately $2.34 per UYSC Ordinary Share held by UYSC’s Public Shareholders.

The PubCo Class A Ordinary Shares to be held by the Sponsor and other officers and directors of UYSC following the Business Combination will be identical to the PubCo Class A Ordinary Shares to be held by UYSC’s Public Shareholders in every respect. Because only the 48,169 PubCo Class A Ordinary Shares to be issued in respect of the UYSC Rights held by the Sponsor will be new issuances, only those securities could result in additional material dilution to UYSC’s Public Shareholders, and because the Public Shareholders will also be issued UYSC Class A Ordinary Shares in respect of their UYSC Rights, in the same proportion or greater than that of the Sponsor, since Public Shareholders who redeem their UYSC Ordinary Shares will still keep and receive PubCo Class A Ordinary Shares in respect of their UYSC Rights, the issuance to Sponsor of PubCo Class A Ordinary Shares in respect of its UYSC Rights could reasonably be seen as not causing any additional substantial dilution to the UYSC Public Shareholders.

Additionally, as of June 30, 2026, a total of $150,000 of service fees have been accrued by UYSC for services rendered by the Sponsor pursuant to an administrative services agreement between UYSC and the Sponsor. Finally, if the Sponsor was to loan any amount(s) to UYSC and/or incur any fees or out-of-pocket expenses on UYSC’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and UYSC failed to complete an initial business combination before its deadline pursuant to the Current Charter, as may be amended to extend such date, such amounts would be forfeited. As of the date of this proxy statement/prospectus, the principal amount due and owing under loans to the Sponsor was $[●] and, as of June 30, 2026, there were $[●] of fees due or other out-of-pocket expenses to be repaid by UYSC to the Sponsor.

As a result of the interests of the Initial Shareholders in securities of UYSC, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of UYSC, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of UYSC. See “Proposal No. 2. — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”

The UYSC Board has determined (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, UYSC and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Merger Agreement, including the Business Combination. UYSC initially obtained a fairness opinion provided by King Kee Appraisal and Advisory Limited stating that, based on financial, business and operating information available to it as of March 31, 2025, the total consideration to be paid by UYSC in the Business Combination is fair to the UYSC shareholders from a financial perspective. In addition, prior to entering into the First Amendment, King Kee Appraisal and Advisory Limited issued an updated fairness opinion dated September 3, 2026 to UYSC. The UYSC Board believed that the officers and directors of UYSC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

As of the date of this prospectus/proxy statement, UYSC has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of UYSC regarding the redemption of outstanding securities of UYSC.

Approval of the Nasdaq Proposal and the Adjournment Proposal each will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of votes cast by, or on behalf of, the shareholders of the UYSC Ordinary Shares and entitled to vote thereon and who vote at the Extraordinary General Meeting or any adjournment thereof. Since each of these proposals require the affirmative vote of a majority of the shares of UYSC Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have no effect on such proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of these proposals. The approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. As of the date of this proxy statement/prospectus, the Initial Shareholders own 33.6% of the issued and outstanding shares of UYSC Ordinary Shares. The Initial Shareholders have agreed to vote their UYSC Ordinary Shares in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal, although there is no agreement in place with respect to voting on those latter proposals.

Each shareholder’s vote is very important. Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay. Shareholders of UYSC may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting in person (including by virtual presence) if such shareholder subsequently chooses to attend the Extraordinary General Meeting. If you are a holder of record and you attend the Extraordinary General Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person (including by virtual presence) or by proxy and abstaining from voting and broker non-votes will have no effect on any of the Proposals. However, an abstention will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person (including by virtual presence), the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting of shareholders. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person (including by virtual presence).

Other Important Information

This proxy statement/prospectus provides you with detailed information about the Merger Agreement and other matters to be considered at the Extraordinary General Meeting. We encourage you to read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

The UYSC Board has unanimously approved the Merger Agreement and the Plan of Merger and unanimously recommends that the holders of UYSC to vote “FOR” approval of each of the Proposals. When you consider the Board’s recommendation of these Proposals, you should keep in mind that directors and officers of UYSC have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

UYSC PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION IN ORDER TO REDEEM THEIR SHARES FOR CASH. THIS MEANS THAT UYSC PUBLIC SHAREHOLDERS WHO HOLD PUBLIC SHARES ON OR BEFORE [●], 2026 (TWO (2) BUSINESS DAYS BEFORE THE EXTRAORDINARY GENERAL MEETING) MAY ELECT TO REDEEM THEIR SHARES WHETHER OR NOT THEY ARE HOLDERS AS OF THE RECORD DATE, AND WHETHER OR NOT THEY VOTE FOR THE SPAC MERGER PROPOSAL, THE ACQUISITION MERGER PROPOSAL, OR THE OTHER PROPOSALS DESCRIBED HEREIN. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR UYSC ORDINARY SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO UYSC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE SHAREHOLDER MEETING. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR UYSC ORDINARY SHARES (AND CERTIFICATES (IF ANY)) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR UYSC ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Whether or not you plan to attend the Extraordinary General Meeting, all shareholders of UYSC are urged to carefully read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of UYSC and Isdera Group carefully and in their entirety. In particular, you are urged to read carefully the section entitled “Risk Factors” beginning on page 32 of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement to make sure that your shares are represented and voted at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting.

The accompanying proxy statement/prospectus is dated [●], 2026, and is expected to be first mailed or otherwise delivered to UYSC Shareholders on or about [●], 2026.

On behalf of the Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Qunxue Yin
Chief Executive Officer
UY Scuti Acquisition Corp.

[ ], 2026

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on [●], 2026: This notice of meeting, and the accompanying proxy statement/prospectus are available at [●].

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by UYSC with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our Proxy Solicitor, at:

[NAME]
Individuals call toll-free:
Brokers call:
Email:

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Extraordinary General Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about UYSC, PubCo, Merger Sub and Isdera Group. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of UYSC, PubCo, Merger Sub and Isdera Group has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of UYSC or Isdera Group since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

●	“China” or “PRC” are to the People’s Republic of China, including Hong Kong and Macau;

●	“Closing” refers to the closing of the Business Combination;

●	“Closing Date” refers to the date on which the Business Combination is consummated;

●	“Cayman Companies Act” refers to the Companies Act (Revised) of the Cayman Islands, as amended;

●	“Current Charter” refers to the second amended and restated memorandum and articles of association of UYSC, as amended and restated from time to time;

●	“Effective Time” refers to the time when the Plan of Merger for the Acquisition Merger is accepted by the Registrar of Companies of the Cayman Islands in accordance with the Cayman Companies Act, or such other time as specified in such Plan of Merger;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“First Amendment” refers to the First Amendment to the Original Merger Agreement, dated as of September 22, 2026, entered into by and among UYSC, PubCo, Merger Sub, Isdera Group, and certain other parties;

●	“HKD” refer to the legal currency of Hong Kong;

●	“Initial Shareholders” refers to all of the shareholders of UYSC immediately prior to the IPO or transferees of such shareholders, including the Sponsor and all of the officers and directors of UYSC to the extent they hold UYSC Ordinary Shares;

●	“IPO” refers to the initial public offering of units of UYSC consummated on April 1, 2025;

●	“UYSC Board” or the “Board” refers to the board of directors of UYSC.

●	“UYSC Ordinary Shares” refers to the ordinary shares, a par value $0.0001 per share, of UYSC as existing as of the date hereof and immediately prior to the Effective Time;

●	“LOI” refers to a letter of intent dated May 29, 2025, entered into by and between UYSC and Xinghui Automotive Technology (Hainan) Co., Ltd.;

●	“Merger Agreement” refers to the Original Merger Agreement as amended by the First Amendment, and as may be further amended from time to time;

●	“Merger Sub” refers to Isdera Technology Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability;

●	“Original Merger Agreement” refers to the Agreement and Plan of Merger dated July 18, 2025, entered into by and among UYSC, PubCo, Merger Sub, Isdera Group and certain other parties;

●	“Plan of Merger” refers respectively to the statutory plan of merger (including the memorandum and articles of association of the surviving company (as defined in the Plan of Merger)) to be filed with the Registrar of Companies of the Cayman Islands in connection with the SPAC Merger and the Acquisition Merger (as appropriate);

●	“Proxy Solicitor” refers to [___], the proxy solicitor of UYSC;

●	“PRC Operating Entities” refers to Xinghui Automotive Technology (Hainan) Co., Ltd., Yingzi Automotive Technology (Anhui) Co., Ltd., Yingzi Industrial Technology (Suzhou) Co., Ltd. and Xinghui Yingzi (Shanghai) Automobile Co., Ltd.;

●	“Private Rights” means the UYSC Rights included as part of the UYSC Private Units.

●	“Private Units” means the UYSC Units purchased by UYSC’s Sponsor in a private placement concurrently with its IPO.

●	“PubCo” refers to Isdera Inc, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the post-Business Combination entity;

●	“PubCo Board” refers to the board of directors of PubCo;

●	“Isdera Group” refers to Isdera Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability;

●	“Isdera Group Ordinary Shares” refers to the ordinary shares of a par value $1.00 each of Isdera Group as existing as of the date hereof and immediately prior to the Effective Time;

●	“Renminbi,” “Chinese Yuan,” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“SEC” or “Securities and Exchange Commission” refers to the U.S. Securities and Exchange Commission;

●	“Sponsor” refers to UY Scuti Investments Limited, a business company incorporated under the laws of the British Virgin Islands with limited liability;

●	“Trust Account” refers to the trust account established pursuant to the Investment Management Trust Agreement dated March 31, 2025, between UYSC and Continental Stock Transfer & Trust Company, as amended;

●	“US Dollars,” “USD,” “$,” or “US$” refers to the legal currency of the United States; and

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States.

Isdera Group is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB 6.8980 to US$1.00, representing the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

UY Scuti Acquisition Corp.
39 E. Broadway, Suite 603

New York, New York 10002
Tel: (412) 947-0514

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [  ], 2026

TO THE SHAREHOLDERS OF UY SCUTI ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of UY Scuti Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands with limited liability (“UYSC”), will be held at [  ] on [  ], 2026 at [  ]AM/PM Eastern Time (the “Extraordinary General Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

The Extraordinary General Meeting will be held for the purposes of considering and voting upon, and if thought fit passing and approving the following resolutions:

I.	To approve, as a special resolution, that the merger of UYSC with and into Isdera Inc, an exempted company incorporated under the laws of the Cayman Islands with limited liability as a wholly owned subsidiary of UYSC (“PubCo”), with PubCo surviving the merger, be approved and authorized in all respects and that the Plan of Merger, a copy of which is included as Annex C to the accompanying proxy statement/prospectus and any and all transactions provided for in the Plan of Merger, be and is hereby authorized and any director and/or officer of UYSC be and is hereby authorized to execute the Plan of Merger, for and on behalf of UYSC, with such changes therein and additions thereto as any director and/or officer of UYSC may deem necessary, appropriate or advisable, such determinations to be evidenced conclusively by his/her execution thereof. We refer to this merger as the SPAC Merger. This proposal is referred to as the SPAC Merger Proposal or Proposal No.1. Holders of Ordinary Shares of UYSC (the “UYSC Ordinary Shares”) as of the Record Date are entitled to vote on this proposal.

II.	To approve and ratify, as a special resolution, (a) the entry into the Merger Agreement by and among UYSC, Isdera Group Limited, Xinghui Technology (Hainan) Co., Ltd., and the other parties thereto; and to approve (b) that the merger of Isdera Technology Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability as a wholly owned subsidiary of PubCo (“Merger Sub”), into Isdera Group, resulting in Isdera Group surviving the merger and becoming a wholly owned subsidiary of PubCo be approved and authorized in all respect and that PubCo Board be and is hereby authorized to take any such actions as may be necessary to complete the merger. We refer to this merger as the Acquisition Merger. This proposal is referred to as the Acquisition Merger Proposal or Proposal No. 2. Holders of UYSC Ordinary Shares as of the Record Date are entitled to vote on this proposal.

III.	To approve, as an ordinary resolution, that for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 100,715,607 ordinary shares by PubCo as the surviving entity in connection with the Business Combination be approved and authorized in all respect. This proposal is referred as the Nasdaq Proposal or Proposal No. 3. Holders of UYSC Ordinary Shares as of the Record Date are entitled to vote on this proposal.

IV.	To approve, as a special resolution, that the following material differences between the Current Charter and the amended and restated memorandum and articles of association to be adopted by PubCo (the “Proposed PubCo Charter”), a copy of which is attached to this proxy statement/prospectus as Annex B, to be in effect following the Business Combination be approved in all respects:

●	the name of the new public entity will be “Isdera Inc” as opposed to “UY Scuti Acquisition Corp.”;

●	the PubCo Amended and Restated Memorandum and Articles of Association will have an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each comprising (a) 400,000,000 PubCo Class A Ordinary Shares of a par value of US$0.0001 each; (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of $0.0001 each;

●	PubCo’s corporate existence is perpetual as opposed to UYSC’s corporate existence terminating if a Business Combination is not consummated within a specified period of time; and

●	the PubCo Amended and Restated Memorandum and Articles of Association does not include the various provisions applicable only to special purpose acquisition corporations that the Current Charter contains.

This proposal is referred to as the PubCo Charter Proposal or Proposal No. 4.

VI.	To approve, as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting as necessary, including without limitation (a) to permit further solicitation and vote of proxies in the event UYSC does not receive the requisite shareholder vote to approve any of the above Proposals; (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to shareholders of UYSC, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient shares of Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting. This proposal is called the Adjournment Proposal or Proposal No. 5. Holders of UYSC Ordinary Shares as of the Record Date are entitled to vote on this proposal.

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.”

The Acquisition Merger Proposal (Proposal No. 2) is conditioned upon the approval of Proposal No. 1 (the SPAC Merger Proposal) and Proposal No. 3 (the Nasdaq Proposal), and the SPAC Merger Proposal (Proposal No. 1) and the Nasdaq Proposal (Proposal No. 3) are dependent upon approval of the Acquisition Merger Proposal (Proposal No. 2). In addition, the PubCo Charter Proposal (Proposal No. 4) is conditioned on the approval of the SPAC Merger Proposal (Proposal No. 1). It is important for you to note that in the event that either the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, UYSC will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

After careful consideration, the UYSC Board has approved the Merger Agreement and the Business Combination and recommends that shareholders of UYSC vote “FOR” each of the Proposals described in the accompanying proxy statement/prospectus. When you consider the UYSC Board’s recommendation of these Proposals, you should keep in mind that certain directors and officers of UYSC have interests in the Business Combination that may conflict with your interests as a shareholder.

As of the Record Date, there were [__] UYSC Ordinary Shares issued and outstanding and entitled to vote. Only shareholders of UYSC who hold shares of record as of the close of business on [  ] are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. This proxy statement/prospectus is first being mailed to shareholders of UYSC on or about [  ]. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Approval of the Nasdaq Proposal and the Adjournment Proposal each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the UYSC Ordinary Shares and entitled to vote thereon and who vote at the Extraordinary General Meeting. The approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal each requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have no effect on any of the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

As contemplated by UYSC’s Current Charter, the holders of UYSC Public Shares may elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in a trust account (the “Trust Account”) established in connection with the IPO to hold a portion of the proceeds of the IPO if the Business Combination is consummated, regardless of how such Public Shareholders vote, or whether they vote at all, on the Proposals set forth in the proxy statement/prospectus. The Sponsor and UYSC’s officers and directors have agreed to waive their Redemption Rights with respect to any UYSC Ordinary Shares owned by them in connection with this Extraordinary General Meeting.

On [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, the aggregate amount on deposit in the Trust Account was approximately $[●] (including interest not previously released to UYSC but net of expected taxes payable). Accordingly, as of such date, the redemption price per share would have been approximately $[●]. The redemption price per share may increase between the date of this proxy statement/prospectus and the date that is two business days prior to the consummation of the Business Combination due to any interest that accrues on the amount on deposit in the Trust Account prior to such date, although we expect the redemption price two business days prior to the consummation of the Business Combination will be approximately the same as the amount set forth above. The closing price of Public Shares on [●], 2026, the most recent practicable date prior to the date of this proxy statement, was $[●] per share. If the closing price of the Public Shares was to remain the same until the date of the Extraordinary General Meeting, exercising Redemption Rights would result in a Public Shareholder receiving approximately $[●] more/less per share than if the shares were sold in the open market (based on the current per share redemption price). UYSC cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such shareholders wish to sell their shares.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR UYSC ORDINARY SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO UYSC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDER MEETING. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR UYSC ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO UYSC’S TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR UYSC ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have no effect on any of the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay to the Proxy Solicitor not later than the time appointed for the Extraordinary General Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting. If you fail to return your proxy card and do not attend the Extraordinary General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. You may revoke a proxy at any time before it is voted at the Extraordinary General Meeting by executing and returning a proxy card dated later than the previous one, by attending the Extraordinary General Meeting in person and casting your vote by ballot or by submitting a written revocation to the Proxy Solicitor, that is received by the Proxy Solicitor before we take the vote at the Extraordinary General Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The accompanying proxy statement/prospectus contains important information about the Extraordinary General Meeting, the Business Combination and the Proposals described above. Whether or not you plan to attend the Extraordinary General Meeting, UYSC urges you to read this material carefully and vote your shares.

The accompanying proxy statement is dated [●], 2026 and is first being mailed to UYSC shareholders on or about that date.

UYSC Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the UYSC Board,

Qunxue Yin
Chief Executive Officer
UY Scuti Acquisition Corp.

[ ], 2026

PAGE
ABOUT THIS PROXY STATEMENT/PROSPECTUS	ii
WHERE YOU CAN FIND MORE INFORMATION	ii
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	iii
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING	iv
DELIVERY OF DOCUMENTS TO SHAREHOLDERS OF UYSC	xxv
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
SELECTED HISTORICAL FINANCIAL INFORMATION OF UYSC	28
SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF ISDERA GROUP	29
COMPARATIVE PER SHARE INFORMATION	30
SECURITIES AND DIVIDENDS	31
RISK FACTORS	32
CAPITALIZATION	101
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF UYSC	102
PROPOSAL NO. 1: THE SPAC MERGER PROPOSAL	108
PROPOSAL NO. 2: THE ACQUISITION MERGER PROPOSAL	109
PROPOSAL NO. 3: THE NASDAQ PROPOSAL	147
PROPOSAL NO. 4: THE PUBCO CHARTER PROPOSAL	148
PROPOSAL NO. 5: THE ADJOURNMENT PROPOSAL	150
INDUSTRY OVERVIEW	151
BUSINESS OF ISDERA GROUP	154
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ISDERA GROUP	166
REGULATIONS APPLICABLE TO ISDERA GROUP	173
BUSINESS OF UYSC	188
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UYSC	198
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	207
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2026 (in thousands)	211
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED MARCH 31, 2026 (in thousands, except share and per share data)	213
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	208
DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF UYSC	215
PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS AFTER THE BUSINESS COMBINATION	226
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE BUSINESS COMBINATION	232
SECURITY OWNERSHIP OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION	233
CERTAIN TRANSACTIONS	235
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	237
SHARES ELIGIBLE FOR FUTURE SALE	248
DESCRIPTION OF PUBCO’S SECURITIES	250
COMPARISON OF SHAREHOLDERS’ RIGHTS	254
ENFORCEABILITY OF CIVIL LIABILITIES	261
LEGAL MATTERS	263
EXPERTS	263
SHAREHOLDER PROPOSALS AND OTHER MATTERS	263
DELIVERY OF DOCUMENTS TO SHAREHOLDERS	263
WHERE YOU CAN FIND ADDITIONAL INFORMATION	263

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[___]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of the PubCo Class A Ordinary Shares to shareholders of UYSC, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Extraordinary General Meeting at which shareholders of UYSC will be asked to consider and vote upon the Proposals to approve the SPAC Merger, the Acquisition Merger, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. UYSC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SEC filings of UYSC, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.report.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact the Proxy Solicitor at:

[TBD]
Individuals call toll-free: [__]
Brokers call: [__]
Email: [__]

All information contained in this proxy statement/prospectus relating to UYSC, PubCo and Merger Sub has been supplied by UYSC, and all such information relating to Isdera Group has been supplied by Isdera Group.

Neither UYSC, PubCo, Merger Sub nor Isdera Group has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, UYSC and/or Isdera Group and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group,” and “Business of Isdera Group”. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of UYSC and Isdera Group, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by UYSC and the following:

●	expectations regarding Isdera Group’s strategies and future financial performance, including Isdera Group’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against Isdera Group, UYSC and others following announcement of the Merger Agreement and transactions contemplated therein;

●	the inability to complete the Business Combination due to the failure to obtain approval by the shareholders of UYSC;

●	the risk that the proposed Business Combination disrupts current plans and operations of Isdera Group as a result of the announcement and consummation of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	unexpected costs related to the proposed Business Combination;

●	the amount of any redemptions by existing holders of UYSC Ordinary Shares being greater than expected;

●	the management and board composition of PubCo following the proposed Business Combination;

●	the ability to list PubCo’s securities on Nasdaq;

●	limited liquidity and trading of UYSC’s and PubCo’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that Isdera Group, PubCo and/or UYSC may be adversely affected by other economic, business, and/or competitive factors;

●	operational risk;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Isdera Group’s resources;

●	fluctuations in exchange rates between the foreign currencies in which Isdera Group typically does business and the United States dollar; and

●	the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of UYSC, Isdera Group and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Isdera Group, UYSC, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, Isdera Group and UYSC undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

Q:	What is the purpose of this document?

A:	UYSC is proposing to consummate the Business Combination. The Business Combination consists of the SPAC Merger and the Acquisition Merger, each of which is described in this proxy statement/prospectus. In addition, the Original Merger Agreement and First Amendment are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively, and the Plan of Merger in respect of the SPAC Merger is attached to this proxy statement/prospectus as Annex D and each is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Nasdaq Proposal and the Adjournment Proposal each will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of UYSC. Approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal each requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. Moreover, according to the Current Charter, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of UYSC Ordinary Shares, will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO, without the prior consent of directors of UYSC.

Q:	What is being voted on at the Extraordinary General Meeting?

A:	Below are the Proposals that the shareholders of UYSC are being asked to vote on:

●	The SPAC Merger Proposal to approve the SPAC Merger and the Plan of Merger in respect of the SPAC Merger;

●	The Acquisition Merger Proposal to approve and ratify the entry into the Merger Agreement and to approve the Acquisition Merger;

●	The Nasdaq Proposal to approve the issuance of up to an aggregate of 100,715,607 PubCo Ordinary Shares by PubCo in connection with the Business Combination;

●	The PubCo Charter Proposal to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo Amended and Restated Memorandum and Articles of Association to be adopted by PubCo upon the effective time of the SPAC Merger;

●	The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event UYSC does not receive the requisite shareholder vote to approve the above Proposals.

●	The Acquisition Merger Proposal (Proposal No. 2) is conditioned upon the approval of Proposal No. 1 (the SPAC Merger Proposal) and Proposal No. 3 (the Nasdaq Proposal), and the SPAC Merger Proposal (Proposal No. 1) and the Nasdaq Proposal (Proposal No. 3) are dependent upon approval of the Acquisition Merger Proposal (Proposal No. 2). In addition, the PubCo Charter Proposal (Proposal No. 4) is conditioned on the approval of the SPAC Merger Proposal (Proposal No. 1). It is important for you to note that in the event that either the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, UYSC will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

Approval of the Nasdaq Proposal and the Adjournment Proposal each will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of UYSC. Approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal each requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

As of the Record Date, [__] shares held by the Initial Shareholders, including the Sponsor and all of the officers and directors of UYSC to the extent they hold UYSC Ordinary Shares, or approximately [__]% of the outstanding shares of UYSC Ordinary Shares, would be voted in favor of each of the Proposals.

Q:	Why is UYSC proposing the Business Combination?

A:	UYSC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving UYSC and one or more businesses or entities. The UYSC Board considered a wide variety of factors in connection with its evaluation of the Business Combination, as well as the UYSC Board’s review of the results of the due diligence conducted by its management and its advisors. As a result, the UYSC Board concluded that a transaction with Isdera Group would present the most attractive opportunity to maximize value for UYSC Shareholders.

Q:	Are any of the Proposals conditioned on one another?

A:	Yes. The Acquisition Merger Proposal (Proposal No. 2) is conditioned upon the approval of Proposal No. 1 (the SPAC Merger Proposal) and Proposal No. 3 (the Nasdaq Proposal), and the SPAC Merger Proposal (Proposal No. 1) and the Nasdaq Proposal (Proposal No. 3) are dependent upon approval of the Acquisition Merger Proposal (Proposal No. 2). In addition, the PubCo Charter Proposal (Proposal No. 4) is conditioned on the approval of the SPAC Merger Proposal (Proposal No. 1). It is important for you to note that in the event that either the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, UYSC will not consummate the Business Combination. If UYSC does not consummate the Business Combination and fails to complete an initial business combination by April 1, 2027 (assuming the Business Combination period is extended in full in accordance with the Current Charter), UYSC will be required to dissolve and liquidate, unless UYSC seeks shareholder approval to amend its Current Charter to extend the date by which the Business Combination may be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

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Q:	Do any of Isdera Group’s officers or directors have a conflict of interest with unaffiliated security holders of UYSC with respect to the Business Combination or the approval of the required proposals?

A:	Isdera Group does not believe that any of its directors or officers have any actual or potential material conflicts of interest with unaffiliated security holders of UYSC with respect to the Business Combination, including whether to proceed with the Business Combination or the approval of the required proposals.

Q:	Do any of the directors or officers of UYSC or the Sponsor have interests that may conflict with my interests with respect to the Business Combination?

A:	Directors and officers of UYSC may have interests in the Business Combination that are different from your interests as a shareholder. Prior to the IPO, an aggregate of 1,437,500 Founder Shares was issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, including the full exercise of the over-allotment option UYSC consummated the Private Placement with the Sponsor of 240,848 UYSC Units, generating total proceeds of $2,408,480, including the cancellation of $337,580 of indebtedness. Subsequently, our Sponsor transferred a total of 230,000 Founder Shares to our directors and officers. The following table sets forth information regarding current and former directors and officers of UYSC and the Sponsor’s beneficial interests in securities of UYSC as at [●], 2026:

Shareholder(1)	Number of Shares of UYSC Ordinary Shares	Number of UYSC Private Units
UY Scuti Investments Limited (our Sponsor) (2)	1,207,500	240,848
Qunxue Yin(2)	-	-
Jialuan Ma(3)	50,000	-
Sze Wai Lee	40,000	-
Yan Liang	35,000	-
Daniel John Paul Peart	35,000	-
Jiawen Zhao	35,000	-
Shaokang Lu(4)	35,000	-
All current and former directors and executive officers (seven (7) individuals) and Sponsor as a group	1,437,500	240,848

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o UY Scuti Acquisition Corporation, 39 East Broadway, Suite 603, New York, NY 10002.
(2)	The Sponsor is controlled by Qunxue Yin, who possesses voting and dispositive power over the securities held of record by the Sponsor. In addition, Mr. Yin was appointed as UYSC’s chief executive officer and a director on August 8, 2026.
(3)	Jialuan Ma resigned from serving as UYSC’s chief executive officer and a director on August 6, 2026.
(4)	Shaokang Lu resigned from serving as UYSC’s chief financial officer on March 27, 2026.

As of the date of the proxy statement/prospectus, [*], 2026, aside from pending repayments of the Promissory Note balance, there were no out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

If UYSC does not consummate an initial business combination by April 1, 2027 (assuming the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter, as described herein), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,726,517 PubCo Ordinary Shares will be received by the directors and officers of UYSC and the Sponsor (including the UYSC Ordinary Shares included in the UYSC Units and the 48,169 UYSC Ordinary Shares underlying the Private Rights), respectively, if such shares were unrestricted and freely tradable, would have an aggregate market value of approximately $[  ] million, based upon the closing price of $[  ] per share on Nasdaq on [  ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of UYSC in securities of UYSC, the Sponsor and the directors and officers of UYSC have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of UYSC.

Moreover, prior to the IPO, UYSC issued an aggregate of 1,437,500 Founder Shares to the Initial Shareholders for an aggregate purchase price of $25,000. Subsequently, in UYSC’s IPO and simultaneous private placement, the Sponsor purchased an aggregate of 240,848 Private Units, including Private Units purchased in connection with the exercise by the underwriters of the IPO of the overallotment option. Each Private Unit is comprised of one UYSC Ordinary Share and one UYSC Right, each UYSC Right to be converted automatically into 1/5 (one-fifth) of one UYSC Ordinary Share upon consummation by UYSC of an initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold an aggregate of 1,678,348 insider shares, the aggregate purchase price of which was $2,433,480, or approximately $1.45 per share. As a result, Sponsor and the directors and officers of UYSC will have rates of return on their respective investments which differ from the rate of return of shareholders of UYSC who purchased UYSC Ordinary Shares at various other prices, including UYSC Ordinary Shares included in UYSC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the shares of UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of UYSC maintains a positive rate of return on its/his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,678,348 UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being the UYSC Ordinary Shares closing price on [  ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[  ] per PubCo Ordinary Share.

The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 5,750,000 UYSC Ordinary Shares for $57,500,000 before expenses, which discounts the existence and value of the UYSC Rights that were included along with the UYSC Ordinary Shares in the UYSC Units that were sold in the IPO for $10.00 per UYSC Unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of UYSC as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including the underwriters’ full exercise of their over-allotment option, counting the Sponsors’ investment and holdings and those of UYSC’s Public Shareholders, UYSC had a net tangible book value of $58,644,239 and 7,658,348 UYSC Ordinary Shares outstanding, or approximately $7.66 net tangible book value per share. As such, the Sponsor’s holdings and investment resulted in dilution of approximately $2.34 per UYSC Ordinary Share held by UYSC’s Public Shareholders.

The PubCo Class A Ordinary Shares to be held by the Sponsor and other officers and directors of UYSC following the Business Combination will be identical to the PubCo Class A Ordinary Shares to be held by UYSC’s Public Shareholders in every respect. Because only the 48,169 PubCo Class A Ordinary Shares to be issued in respect of the UYSC Rights held by the Sponsor will be new issuances, only those securities could result in additional material dilution to UYSC’s Public Shareholders, and because the Public Shareholders will also be issued UYSC Class A Ordinary Shares in respect of their UYSC Rights, in the same proportion or greater than that of the Sponsor, since Public Shareholders who redeem their UYSC Ordinary Shares will still keep and receive PubCo Class A Ordinary Shares in respect of their UYSC Rights, the issuance to Sponsor of PubCo Class A Ordinary Shares in respect of its UYSC Rights could reasonably be seen as not causing any additional substantial dilution to the UYSC Public Shareholders.

As a result of the interests of the Initial Shareholders in securities of UYSC, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of UYSC, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial Business Combination of UYSC.

The exercise of discretion of directors’ and officers’ of UYSC in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of the shareholders of UYSC. In addition to the above, these interests include, among other things:

●	The Sponsor and UYSC’s management are not entitled to Redemption Rights with respect to any Founder Shares and have agreed to waive Redemption Rights with respect to any Public Shares held by them in connection with the consummation of the Business Combination. No person was paid any consideration in exchange for these waivers. Additionally, the Sponsor and UYSC management are not entitled to liquidation rights with respect to any Founder Shares held by them if UYSC fails to consummate its initial business combination by the Deadline Date. If UYSC does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Private Units held in the Trust Account will be used to fund the liquidation of the UYSC Public Shares, and the UYSC Rights will expire without the receipt of any value by the holders of such Rights. Accordingly, the Founder Shares would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares. Since Sponsor and UYSC management own UYSC Ordinary Shares and Private Rights, UYSC management may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination and the Sponsor and management have a financial incentive to see the Business Combination consummated rather than losing whatever value is attributable to the Founder Shares;

●	that the Sponsor paid an aggregate of $25,000 for 1,437,500 Founder Shares currently owned by the Sponsor and UYSC’s directors and officers (approximately $0.01 per share). The Sponsor also paid an aggregate of $2,408,480 for 240,848 Private Units. The Founder Shares and Private Units may have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable, the Founder Shares would be valued at approximately $[●] based upon the closing price of $[●] per UYSC Ordinary Share on Nasdaq on the Record Date and the Private Units would be valued at approximately $[●], based upon the closing price of $[●] per Public Unit on Nasdaq on the Record Date;

●	that Sponsor currently holds an aggregate of 240,848 Private Rights, which will expire worthless if an initial business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $[●], based on the closing price of the Private Rights of $[●] per right on [●], 2026, the Record Date for the Extraordinary General Meeting;

●	that given the differential in the purchase price that Sponsor paid for the Founder Shares as compared to the price of the UYSC Units sold in the IPO, Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trade below the price initially paid for the UYSC Units in the IPO and the Public Shareholders experience a negative rate of return following the completion of the Business Combination. For example, based upon the closing price of $[●] per UYSC Ordinary Share on Nasdaq on [●], 2026, the Sponsor would earn a positive rate of return on the Founder Shares of $[●];

●	that UYSC has borrowed certain amounts from the Sponsor pursuant to a promissory note which provides for up to $1,000,000 in working capital loans (as of [●], 2026, the principal amount due and owing was $[●]);

●	based on the value of the UYSC securities invested in and the amount of the loans and unreimbursed expenses as set forth below, the aggregate amount that the Sponsor and UYSC’s officers and directors have at risk is $[●] as of [●], 2026;

●	the Sponsor and UYSC’s officers and directors will lose their entire investment in UYSC if the Business Combination is not consummated within the required time period;

●	Sponsor and UYSC management may have a conflict of interest with respect to evaluating a business combination and financing arrangements as UYSC may obtain loans from Sponsor or an affiliate of Sponsor or any of UYSC management to finance transaction costs in connection with the initial business combination. However, neither the Sponsor nor UYSC management, including its directors or officers, have any contractual or fiduciary duties to PubCo or its subsidiaries, or their respective directors or officers. None of the directors or officers of PubCo or its subsidiaries has any prior relationship or arrangement with the Sponsor or UYSC management, there is no conflict of interest regarding PubCo’s directors or officers to recommend, to enter into or to consummate the proposed merger transaction with UYSC;

●

The fact that if the Sponsor was to loan any amount(s) to UYSC and/or incur any fees or out-of-pocket expenses on UYSC’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and UYSC failed to complete an initial business combination before its deadline pursuant to the Current Charter, as may be amended to extend such date, such amounts would be forfeited. On September 12, 2025, UYSC issued an unsecured promissory note (the “Sponsor 2025 Note”) in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and is repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. As of [●], 2026, there is a principal amount of $[●] outstanding under the Amended Sponsor Note payable to the Sponsor and $[●] in fees due or out-of-pocket expenses to be repaid by UYSC to the Sponsor. Further, however, UYSC may incur additional loans to the Sponsor and/or UYSC’s officers and directors or become obligated to repay additional fees or out-of-pocket expenses to such persons after the date of this proxy statement/prospectus, and such amounts would not be repaid unless UYSC consummates its initial business combination within the required time period;

●	The Current Charter provides that UYSC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any member of UYSC management on the one hand, and UYSC, on the other hand, or the participation of which would breach any existing legal obligation, under applicable law or otherwise, of a member of UYSC management to any other entity. UYSC is not aware of any such corporate opportunities not being offered to UYSC and does not believe that waiver of the corporate opportunities doctrine has materially affected UYSC’s search for an acquisition target or will materially affect UYSC’s ability to complete an initial business combination;

●	If the Trust Account is liquidated, including in the event UYSC is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify UYSC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to UYSC or (b) a prospective target business with which UYSC has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

●	The fact that Sponsor will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to UYSC Shareholders rather than liquidate;

●	The fact that UYSC has a right to propose a director nominee for the post-Closing PubCo Board;

●	That UYSC entered into an agreement, commencing on the date its securities were first listed on Nasdaq and up to the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor or an affiliate a monthly fee of US$10,000 for office space, secretarial and administrative support; as of June 30, 2026, a total of $150,000 of service fees have been accrued by UYSC for services rendered by the Sponsor pursuant to the administrative services agreement;

●	The fact that PubCo will indemnify Sponsor and its affiliates and their respective present and former directors and officers for a period of six years from the Closing, in connection with any claim, action, suit, proceeding or investigation and Sponsor’s ownership of UYSC securities or its control or ability to influence UYSC and the Merger Agreement provides that PubCo will purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain UYSC directors and officers after the Business Combination; and

●	The fact that if the Business Combination or another business combination is not consummated within the required time period, UYSC will take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten business days thereafter to redeem 100% of the outstanding Public Shares or distribute the Trust Account to the holders of the Public Shares, on a pro rata basis, in cash at a per-share amount equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the Business Combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares; and (iii) as promptly as reasonably possible thereafter, subject to the approval of its remaining shareholders and the UYSC Board, liquidate and dissolve UYSC, subject to UYSC’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

Q:	Are UYSC’s Sponsor and affiliated persons subject to restrictions on the transferability of the UYSC Ordinary Shares that they hold?

A:	In connection with the consummation of the IPO, UYSC entered into a letter agreement dated March 31, 2025, with the Sponsor and UYSC’s officers and directors pursuant to which each of them has agreed to restrictions on its ability to transfer, assign, or sell the Founder Shares and private placement units, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares

The Founder Shares will be released from the lockup upon the earlier of (x) six months after the completion of our initial business combination, (y) the date on which the closing price of its ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (z) UYSC consummates a subsequent liquidation, merger, share exchange, or other similar transaction after its initial business combination that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

UY Scuti Investments Ltd. Jialuan Ma Jiawen Zhao Shaokang Lu Yan Liang Sze Lee Wai Daniel John Paul Peart

Transfers of the Founder Shares, private units and ordinary shares issued or issuable upon conversion of the private placement units and that are held by the Sponsor, officers and directors are permitted (a) to UYSC’s officers or directors, any affiliates or family members of any of its officers or directors, any members of the Sponsor, or any affiliates of the Sponsor; (b) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, transfers pursuant to a qualified domestic relations order; (e) transfers by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) transfers in the event of UYSC’s liquidation prior to the completion of an initial business combination; (g) transfers by virtue of the laws of the British Virgin Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (h) in the event of UYSC’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of UYSC’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of UYSC’s initial business combination; and (i) transfers in connection with UYSC’s initial business combination with UYSC’s consent to any third party; provided, however, that in the case of clauses (a) through (e), (h) and (i), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

Private Units	After the completion of our initial business combination		Same as above

x

Q:	Did UYSC obtain a fairness opinion prior to entering into the Original Merger Agreement?

A:	No, UYSC did not obtain a fairness opinion prior to entering into the Original Merger Agreement, because it concluded that no such opinion was required before signing. However, after signing the Original Merger Agreement, UYSC obtained a fairness opinion. In addition, an updated fairness opinion was provided to UYSC prior to the execution of the First Amendment. UYSC’s charter provides that “[t]he Corporation shall not consummate a Business Combination with an entity that is affiliated with any of the Corporation’s officers, directors or sponsors unless the Corporation has obtained an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such a Business Combination is fair to the Corporation from a financial point of view and a majority of the Corporation’s disinterested independent directors approve such Business Combination.”

In its IPO prospectus, UYSC also stated that “[i]f we decide to enter into a business combination with a target business that is affiliated with our insiders, we will do so only if we have obtained an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view.”

In its IPO prospectus, UYSC also stated that “[a]lthough we will not be specifically targeting any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for our initial business combination as set forth in the section of this prospectus entitled “Proposed Business” and such transaction were approved by a majority of our disinterested directors.”

As UYSC determined that there were no affiliations between UYSC and its Initial Shareholders and Isdera Group, it determined that it was not required to obtain a fairness opinion before entering into the Original Merger Agreement under its charter documents or its IPO prospectus, and that the unanimous approval of the Original Merger Agreement and the Business Combination by all of UYSC’s independent directors was sufficient.

Q:	What is the Merger Consideration and what will Isdera Group Shareholders receive in return for the Business Combination?

A:	At the Effective Time, among other things, by virtue of the Acquisition Merger and without any action on the part of UYSC, PubCo, Merger Sub or Isdera Group, each Isdera Group Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Company Dissenting Shares (as defined in the Merger Agreement)) shall be cancelled and automatically converted into the right to receive certain amount of PubCo Ordinary Shares equal to the quotient obtained by dividing the Isdera Group Net Value by the value of $10.00 per PubCo Ordinary Share. The aggregate consideration for the Acquisition Merger, referred to as the “Isdera Group Net Value,” means an aggregate amount equal to $920,000,000. The Isdera Group Net Value will be the final aggregate value of the consideration for the Acquisition Merger and will be paid to the Isdera Group Shareholders at the Closing via the issuance of such number of PubCo Ordinary Shares equal to the quotient obtained by dividing the Isdera Group Net Value by the value of $10.00 per PubCo Ordinary Share. After the Effective Time, each Isdera Group Shareholder will cease to have any rights with respect to Isdera Group Ordinary Shares, except the right to receive the Merger Consideration.

Q:	What will the UYSC Shareholders and Right Holders receive in the Business Combination?

A:	If the Business Combination is completed, UYSC Shareholders will have the right to receive one (1) PubCo Class A Ordinary Share as consideration for each UYSC Ordinary Share it holds at the Effective Time of the Business Combination. Further, each UYSC Right that is outstanding immediately prior to the Effective Time will be converted into the right to receive, immediately upon the consummation of the Business Combination, one-fifth (1/5th) of one PubCo Class A Ordinary Share. PubCo will not issue fractional Class A Ordinary Shares in the Business Combination.

Q:	Will UYSC Shareholders be able to trade the PubCo Class A Ordinary Shares that they receive in the transaction?

A:	Yes. PubCo has filed an initial listing application to list the PubCo Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “ICAR”. PubCo Class A Ordinary Shares received in exchange for UYSC Shares in the Business Combination will be freely transferable under United States federal securities laws by persons other than affiliates of PubCo.

Q:	Who are the Sponsor and Sponsor Affiliates?

A:	UY Scuti Investments Limited, a British Virgin Islands business company, which we refer to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the Sponsor of UYSC. Other than its investment in UYSC and its work on behalf of UYSC, the Sponsor is not engaged in any business operations. The Sponsor made an initial investment of $25,000 in August 2024 in exchange for the issuance of 1,725,000 UYSC Ordinary Shares, or approximately $0.01 per share. However, due to the reduction in the offering size, UYSC and the Sponsor amended the terms of the subscription agreement pursuant to which the Sponsor surrendered 287,500 Ordinary Shares resulting in the Sponsor holding 1,437,500 Founder Shares, which included an aggregate of up to 187,500 UYSC Ordinary Shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full. In connection with the closing of the IPO, the Sponsor purchased 240,848 Private Units at a price of $10.00 per unit, for an aggregate purchase price of $2,408,480. The Sponsor and Sponsor Affiliates also provide working capital and advance funds used for transaction expenses to UYSC from time to time. The Sponsor provides administrative, financial and support services to UYSC, for which it is paid $10,000 per month following the IPO pursuant to an administrative services agreement.

The Sponsor is controlled by our chief executive officer, who is the sole director of the Sponsor. Although our chief executive officer is the sole director of the Sponsor, the Sponsor has no direct material and active role in managing the day-to-day activities of UYSC, which is managed by its executive management team.

The following directors and officers of UYSC have experience in organizing special purpose acquisition companies, as follows:

Name	Experience
Sze Wai Lee	Served as an independent director on the board of directors of Plutonian Acquisition Corp. from February 2022 to June 2024. He also served as the chairman of the audit committee. On October 9, 2023, Plutonian entered into an Agreement and Plan of Merger with Big Tree Cloud Holdings Limited, which transaction closed on June 6, 2024.

Yan Liang	Is the chief executive officer and member of the board of directors of Starry Sea Acquisition Corp., a special purpose acquisition company formed in December 2024 and which completed its initial public offering in August 2025.

Q:	When and where is the Extraordinary General Meeting?

A:	The Extraordinary General Meeting will take place at [ ] on [ ], 2026, and virtually in a virtual meeting format using the following dial-in information. Shareholders are encouraged to attend the Extraordinary General Meeting virtually:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

This proxy statement includes instructions on how to access the virtual Extraordinary General Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:	How do I attend the Extraordinary General Meeting?

A:	If you are a registered shareholder of UYSC as of the Record Date, you will receive a proxy card from UYSC’s transfer agent (“Transfer Agent”). The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at [●], New York, NY 10004, or email: [●].

You can pre-register to attend the Extraordinary General Meeting starting on [●], at 9:00 a.m., Eastern Time (two business days prior to the meeting date). Enter the URL address into your browser, https://www[●], enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Extraordinary General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.

Shareholders who hold their investments through a broker, bank or other nominee will need to contact Continental Stock Transfer & Trust Company to receive a control number to attend the Extraordinary General Meeting. If you plan to vote at the Extraordinary General Meeting, you will need to have a legal proxy from your bank or broker.

Q:	Who may vote at the Extraordinary General Meeting?

A:	Only holders of record of UYSC Ordinary Shares as of the close of business on the Record Date may vote at the Extraordinary General Meeting. As of [ ], 2026, there were [__] UYSC Ordinary Shares outstanding and entitled to vote. Please see the section titled “The Extraordinary General Meeting of Shareholders of UYSC — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Extraordinary General Meeting?

A:	Shareholders representing a majority of the shares of UYSC Ordinary Shares issued and outstanding as of the Record Date and entitled to vote at the Extraordinary General Meeting must be present in person or represented by proxy in order to hold the Extraordinary General Meeting and conduct business. This is called a quorum. As our Initial Shareholders own 1,678,348 Ordinary Shares, or 33.6% of the issued and outstanding UYSC Ordinary Shares, for purposes of establishing a quorum, only 817,182 shares held by UYSC’s public shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the Extraordinary General Meeting. Shares of UYSC Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present. As of the date of this proxy statement/prospectus, the Initial Shareholders own 33.6% of the issued and outstanding UYSC Ordinary Shares. The Initial Shareholders have agreed to vote any UYSC Ordinary Shares owned by them in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal and, accordingly, their shares will be counted towards the quorum.

Q:	What vote is required to approve the Proposals?

A:	Approval of the Nasdaq Proposal and the Adjournment Proposal each will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of UYSC. For purposes of seeking approval of an ordinary resolution, broker non-votes and abstentions will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to the UYSC Ordinary Shares held by the Initial Shareholders and the representative shares, we would need [ ], or [ ]%, of the currently outstanding 3,312,712 Public Shares sold in the Initial Public Offering to be voted in favor of an initial business combination in order to have our initial business combination approved. Assuming that only the holders of a majority of our issued and outstanding Ordinary Shares, representing a quorum under our amended and restated memorandum and articles of association vote their shares at a general meeting of the Company, we will only need 6,240 of the public shares sold in the IPO in addition to our UYSC Ordinary Shares held by the Initial Shareholders and representative shares to be voted in favor of an initial business combination in order to approve an initial business combination. As a result, in addition to our initial shareholders’ Ordinary Shares and the representative shares, we would need [ ], or [ ]%, of the currently outstanding 3,312,712 Public Shares sold in the Initial Public Offering to be voted in favor of the Nasdaq Proposal and the Adjournment Proposal. UYSC Ordinary Shares present and entitled to vote and who vote at the Extraordinary General Meeting or any adjournment thereof. Since each of these Proposals require the affirmative vote of a majority of the UYSC Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have no effect on the such Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the foregoing Proposals. The approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. As a result, in addition to our initial shareholders’ UYSC Ordinary Shares and the representative shares, we would need [*], or [*]%, of the currently outstanding 3,312,712 Public Shares sold in the Initial Public Offering to be voted in favor of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal. Abstentions and broker non-votes, if any, will have no effect on the approval of any of the SPAC Merger Proposal, the Acquisition Merger Proposal or the PubCo Charter Proposal. As of the date of this proxy statement/prospectus, the Initial Shareholders own 33.6% of the issued and outstanding UYSC Ordinary Shares. The Initial Shareholders have agreed to vote any UYSC Ordinary Shares owned by them in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal. which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal, although there is no agreement in place with respect to voting on those latter proposals.

Q:	How will the Initial Shareholders vote?

A:	The Initial Shareholders, who as of the Record Date, owned 1,678,348 UYSC Ordinary Shares, or approximately 33.6% of the issued and outstanding UYSC Ordinary Shares, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal and intend to vote in favor of the other related proposals.

Q:	May UYSC’s directors, executive officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:	UYSC’s directors, executive officers, advisors or their affiliates may purchase UYSC Ordinary Shares in privately negotiated transactions or in the open market prior to the Closing of the Business Combination, including from Public Shareholders who would have otherwise elected to have their Public Shares redeemed. However, they have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, any such purchases shall be subject to limitations regarding possession of any material non-public information not disclosed to the seller and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase would include a contractual acknowledgement that the selling shareholder, although still the record holder of Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the UYSC’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. In addition, the Sponsor, UYSC management and UYSC’s advisors or any of their respective affiliates would waive any redemption rights with respect to any Public Shares that they purchase in any such privately negotiated transactions. Any Public Shares purchased by Sponsor, UYSC management or UYSC’s advisors or any of their respective affiliates would not be voted in favor of approving the Business Combination. Any such privately negotiated purchases may be effected at purchase prices that are no higher than the per share pro rata portion of the Trust Account.

Q:	How does the UYSC Board recommend that I vote?

A:	The UYSC Board recommends that you vote “FOR” the SPAC Merger Proposal, “FOR” the Acquisition Merger Proposal, “FOR” the Nasdaq Proposal, “FOR” the PubCo Charter Proposal and, if presented, “FOR” the Adjournment Proposal.

Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a shareholder of UYSC. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

After carefully reading and considering the information contained in this proxy statement/prospectus, if you do not hold your shares in “street name,” please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible and not less than 48 hours before the time for holding the Extraordinary General Meeting so that your shares may be voted at the Extraordinary General Meeting. If you hold your shares in “street name,” follow the instructions set forth on the voting information form you will receive from the institution in which you hold your share. You may also submit your proxy by through the Internet. Your proxy card will instruct the persons named on the card to vote your shares at the Extraordinary General Meeting as you direct on the proxy card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted as the UYSC Board recommends. If you do not vote or if you abstain, it will not have any effect on the vote for any of the Proposals, assuming a quorum is present at the Extraordinary General Meeting.

Q:	Do I need to attend the Extraordinary General Meeting to vote my shares?

A:	No. You are invited to attend the Extraordinary General Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Extraordinary General Meeting to vote your UYSC Ordinary Shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. UYSC encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the SPAC Merger and the Acquisition Merger Proposal in order to have my UYSC Ordinary Shares redeemed?

A:	No. You are not required to vote against the SPAC Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that UYSC redeem your UYSC Ordinary Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the Trust Account, net of taxes payable) before payment of deferred underwriting commissions. You will be entitled to redeem your UYSC Ordinary Shares for cash in connection with this vote whether or not you vote or abstain to vote on the SPAC Merger Proposal and the Acquisition Merger Proposal so long as you elect to redeem your Public Shares for a pro rata portion of the funds available in the Trust Account in connection with the Business Combination. These redemption rights in respect of the UYSC Ordinary Shares are sometimes referred to herein as “Redemption Rights.” If the Business Combination is not completed, holders of UYSC Ordinary Shares electing to exercise their Redemption Rights will not be entitled to receive such payments and their UYSC Ordinary Shares will be returned to them.

Q:	How do I exercise my Redemption Rights?

A:	If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [ ], 2026 (two business days before the Extraordinary General Meeting), that UYSC redeem your shares for cash, and (ii) submit your request in writing to the Transfer Agent of UYSC, at the address listed below and deliver your shares to the Transfer Agent of UYSC (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Extraordinary General Meeting.

Any corrected or changed written demand of Redemption Rights must be received by the Transfer Agent of UYSC two business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against, or abstain from voting on, the Business Combination and whether or not they are holders of UYSC Ordinary Shares as of the Record Date. Any public shareholder who holds UYSC Ordinary Shares on or before [  ], 2026 (two business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com.

As of the date of this prospectus/proxy statement, UYSC has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of UYSC regarding the redemption of outstanding securities of UYSC.

As a Public Shareholder, you will be entitled to exercise your Redemption Rights if you:

●	hold Public Shares or, if you hold Public Shares through UYSC Units, you elect to separate your UYSC Units into the underlying Public Shares and Public Rights prior to exercising your Redemption Rights;

●	submit a written request to Continental Stock Transfer & Trust Company, the Transfer Agent, in which you (i) request the exercise of your Redemption Rights with respect to all or a portion of your Public Shares for cash and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

●	deliver your Public Shares to the Transfer Agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:30 p.m., Eastern Time, on [●], 2026 (two business days before the Extraordinary General Meeting) in order for their shares to be redeemed.

Holders of Public Units must elect to separate the Public Units into the underlying Public Shares and Public Rights prior to exercising their Redemption Rights with respect to the Public Shares. If Public Shareholders hold their Public Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the Public Units into the underlying Public Shares and Public Rights, your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of Public Units to be split and the nominee holding such Public Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of a corresponding number of Public Shares and Public Rights. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the Public Units. If a holder holds Public Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the Public Units. If you fail to cause your Public Units to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights. The Redemption Rights include the requirement that a holder must identify itself to UYSC in order to validly exercise its Redemption Rights. Public Shareholders may elect to exercise their Redemption Rights with respect to their Public Shares even if they vote “FOR” the SPAC Merger Proposal, “FOR” the Acquisition Merger Proposal and “FOR” the other proposals described in the proxy statement/prospectus. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its Redemption Rights with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, such Public Shares will be redeemed for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, including interest earned on the fund held in the Trust Account and not previously released to UYSC to pay its taxes, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2026, this would have amounted to approximately $[●] per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will not own Public Shares or receive PubCo Class A Ordinary Shares following the redemption.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the email address or address listed under the question “Who can help answer my questions?” below.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act) will be restricted from seeking Redemption with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

If a Public Shareholder exercises its Redemption Rights in full, then it will not own Public Shares or PubCo Class A Ordinary Shares following the redemption. You will no longer own those shares and you will have no right to participate in, or have any interest in, the future growth of PubCo, if any. You will be entitled to receive cash for your Public Shares only if you properly and timely demand redemption.

Each redemption of Public Shares by Public Shareholders will reduce the amount in the Trust Account. However, in no event will UYSC proceed with the Business Combination if redemptions of the Public Shares shall result in its net tangible assets being less than $5,000,001 upon consummation of the Business Combination. In the event the aggregate cash consideration we would be required to pay for all Public Shares that are validly submitted for redemption exceed the requirement to have less than $5,000,001 of net tangible assets upon the consummation of the Business Combination, we will not complete the Business Combination or redeem any shares, and all Public Shares submitted for redemption will be returned to the holders thereof.

Pursuant to the Current Charter, if UYSC does not consummate an initial business combination, such as the Business Combination, within the timeframe required by the Current Charter, UYSC will be required to liquidate and dissolve the Trust Account by returning the then remaining funds in such account to the Public Shareholders and all UYSC Rights will expire worthless.

Q:	Will how I vote affect my ability to exercise Redemption Rights?

A:	No. You may exercise your Redemption Rights whether you vote your UYSC Ordinary Shares for or against or abstain from voting on the SPCA Merger Proposal, the Acquisition Merger Proposal, or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by Public Shareholders who will redeem their shares and no longer remain shareholders.

Q:	How can I vote?

A:	If you were a holder of record of UYSC Ordinary Shares on the Record Date for the Extraordinary General Meeting, you may vote with respect to the Proposals in person (including by virtual presence) at the Extraordinary General Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [ ], 2026, in accordance with the instructions provided to you under the section titled “The Extraordinary General Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person (including by virtual presence), obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Under Nasdaq rules, your broker, bank or nominee cannot vote your UYSC Ordinary Shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. UYSC believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your UYSC Ordinary Shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your UYSC Ordinary Shares; this indication that a bank, broker or nominee is not voting your UYSC Ordinary Shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your UYSC Ordinary Shares only if you provide instructions on how to vote. You should instruct your broker to vote your UYSC Ordinary Shares in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	UYSC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Extraordinary General Meeting of the shareholders of UYSC. For purposes of approval, an abstention on any Proposals, while considered present for the purpose of establishing a quorum are not treated as votes cast and will have no effect on any of the Proposals.

Q:	What happens if I sell my UYSC Ordinary Shares before the Extraordinary General Meeting?

A:	The Record Date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your UYSC Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only shareholders of UYSC at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:	Will I experience dilution as a result of the Business Combination?

A:	Prior to the Business Combination, the Public Shareholders of UYSC who hold shares issued in the IPO own approximately 63.4% of issued and outstanding shares of UYSC, and the Initial Shareholders own approximately 32.1% of issued and outstanding shares of UYSC. After giving effect (i) to the issuance of the Closing Payment Shares in the Acquisition Merger; (ii) to the issuance of up to [__] PubCo Ordinary Shares to the shareholders of UYSC in connection with the SPAC Merger (assuming there are no shareholders of UYSC who exercise their Redemption Rights); and (iii) to the issuance of up to [__] PubCo Ordinary Shares to the Initial Shareholders, current Public Shareholders of UYSC will own approximately [*]% of the issued share capital of PubCo, and the Initial Shareholders will own approximately [*]% of the issued share capital of PubCo.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
Isdera Group Shareholders	92,000,000	85.89	92,000,000	87.21	92,000,000	87.43
UYSC Public Shareholders:
Public share held by UYSC Public Shareholders	3,312,712	3.09	1,656,356	1.57	1,393,247	1.32
Ordinary shares underlying the public rights held by UYSC Public Shareholders	1,150,000	1.07	1,150,000	1.09	1,150,000	1.09
	4,462,712	4.16	2,806,356	2.66	2,543,247	2.41
Sponsor and other initial shareholders:
Shares held by the Sponsor	1,207,500	1.13	1,207,500	1.14	1,207,500	1.15
Shares held by directors and executive officers	230,000	0.21	230,000	0.22	230,000	0.22
UYSC shares underlying Private Placement Units held by IPO Private Placement Shareholders*	240,848	0.22	240,848	0.23	240,848	0.23
UYSC shares to which IPO Private Placement Shareholders will be entitled under the Private Rights underlying Private Placement Units	48,169	0.04	48,169	0.05	48,169	0.05
	1,726,517	1.49	1,726,517	1.64	1,726,517	1.65
Others:
Representative shares	230,000	0.21	230,000	0.22	230,000	0.22
Shares issued to financial advisors upon closing of the Business Combination**	8,624,000	8.05	8,624,000	8.18	8,624,000	8.20
Shares issued to a designee of the Sponsor upon conversion of extension payment loans ***	54,000	0.05	54,000	0.05	54,000	0.05
	8,908,000	8.31	8,908,000	8.45	8,908,000	8.47
Potential source of dilution
Shares issued upon conversion of promissory notes ***	37,607	0.04	37,607	0.04	37,607	0.04

Total Ordinary Shares	107,134,836	100.00	105,478,480	100.00	105,215,371	100.00

*	Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor and other Initial Shareholders will own 1,726,517 PubCo Ordinary Shares, including PubCo Class A Ordinary Shares issuable upon conversion of the Private Rights representing approximately 1.60%, 1.64%, and 1.65% of the issued PubCo Ordinary Shares, respectively.

**

UYSC engaged Keltwin International Limited to act as advisor in connection with the proposed Business Combination. In consideration of such services, the advisor will be entitled to 4,324,000 PubCo Class A Ordinary Shares. Isdera Group engaged Chiyue Automobile Limited to act as advisor in connection with certain financings following the proposed Business Combination by providing general advisory services, including facilitating introductions to potential investors, providing strategic and market-related advice, and coordinating with other advisors in connection with such financings. In consideration of such services, Chiyue Automobile Limited will be entitled to 4,300,000 PubCo Class A Ordinary Shares.

***	UYSC Sponsor’s designee, Sun Peisha, caused the first extension fee of $450,000 to be deposited into the Trust Account. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note provides that the outstanding principal shall be repaid on the date on which UYSC consummates the Business Combination with such outstanding principal being converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share of UYSC and one right to receive one-fifth of one ordinary share of UYSC, resulting in the holder of the Extension Note being entitled to receive a total of 54,000 Class A ordinary shares.

UYSC also issued a promissory note to the Sponsor in the aggregate principal amount of up to $1,000,000. As of June 30, 2026, the outstanding principal amount under such note was $469,053. As amended, the promissory notes is repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2027 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the promissory note into units of the UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share.

(1)	Under No Redemption Scenario, assumes no redemptions of UYSC Ordinary Shares.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 1,656,356 UYSC Ordinary Shares for aggregate redemption payments of $17.4 million using a per-share redemption price of $10.75. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.
(3)	Under Max Redemption Scenario, assumes a maximum redemption of 1,919,465 UYSC Ordinary Shares for aggregate redemption payments of $21.0 million using a per-share redemption price of $10.75 so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.

Q:	What will PubCo’s share structure be following the Business Combination?

A:	PubCo will have a dual-class structure, separating all the ordinary shares as Class A ordinary shares and Class B ordinary shares, of which Class B ordinary shares will have super voting power. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination.

Q:	Are Isdera Group Shareholders required to approve the Acquisition Merger?

A:	Yes. Isdera Group Shareholders’ approval of the Acquisition Merger, the Merger Agreement and the Plan of Merger is required to consummate the Business Combination. It is a condition to the obligations of UYSC to consummate the Closing that Isdera Group shall have obtained authorization and approval of the Merger Agreement, the Acquisition Merger, the Plan of Merger and all other transactions contemplated by the Merger Agreement by way of a special resolution of Isdera Group Shareholders passed by the affirmative vote of a majority of not less than two-thirds (2/3) (on an as-converted basis) of the voting rights held by such Isdera Group Shareholders as, being entitled to do so, present in person or by proxy at such meeting and voting thereon, or unanimously in writing.

Concurrently with the execution of the Merger Agreement, certain Isdera Group Shareholders constituting a majority of the Isdera Group Ordinary Shares entered into a support agreement, pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of UYSC, Isdera Group, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal, the Merger Proposal, and exercise their Redemption Rights?

A:	Public Shareholders may vote in favor of the Business Combination and still exercise their Redemption Rights; provided, however, that in the event that any closing condition provided in the Merger Agreement is not satisfied or otherwise waived, then the Business Combination will not be consummated. Subject to the foregoing, the Business Combination may be consummated with the consent of PubCo even though the funds available from the Trust Account and the number of Public Shareholders is reduced substantially.

Q:	If I am a UYSC right holder, can I exercise Redemption Rights with respect to my rights?

A:	No. The holders of UYSC rights have no Redemption Rights with respect to UYSC’s rights.

Q:	If I am a UYSC unit holder, can I exercise Redemption Rights with respect to my units?

A:	No. You can only exercise Redemption Rights with respect to your Public Shares (excluding the UYSC Shares issued upon the automatic conversion of the rights included in the units). Holders of outstanding units must separate the underlying Public Shares and public rights prior to exercising Redemption Rights with respect to the Public Shares.

If you hold units registered in your own name, you must deliver the certificate for such units to UYSC’s Transfer Agent, with written instructions to separate such units into Public Shares and public rights. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the Public Shares from the units.

If a broker, dealer, commercial bank, trust company, or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, UYSC’s Transfer Agent. Such written instructions must include the number of units to be separated and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s deposit DWAC, a withdrawal of the relevant units and a deposit of an equal number of Public Shares, and public rights. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the Public Shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by UYSC without an indication of how the UYSC Shareholder intends to vote on a Proposal will be voted “FOR” each Proposal being submitted to a vote of the UYSC Shareholders at the Extraordinary General Meeting.

Q:	What if I do not want to vote “FOR” any of the Proposals?

A:	If you do not want any of the Proposals to be approved, you should vote “AGAINST” such proposal. If you attend the Extraordinary General Meeting in person or by proxy, you may vote “AGAINST” the Proposals and your UYSC Ordinary Shares will be counted for the purposes of determining whether the Proposals (as the case may be) are approved.

However, if you fail to attend the Extraordinary General Meeting in person or by proxy, or if you do attend the Extraordinary General Meeting in person or by proxy but you abstain or otherwise fail to vote at the Extraordinary General Meeting (including as a result of a broker non-vote), your UYSC Ordinary Shares will not be counted for the purposes of determining whether any proposal is approved. Accordingly, your abstention or failure to vote (including as a result of a broker non-vote) will have no effect on the outcome of such proposal.

Q:	By what date must UYSC complete a business combination?

A:	UYSC is a special purpose acquisition company formed as a Cayman Islands exempted company for the purpose of effecting an initial business combination with one or more businesses. Assuming UYSC exercises its right to extend the time period within which it must consummate a business combination in accordance with the terms of its Current Charter, UYSC will have until April 1, 2027 to complete a business combination.

Q:	Why is UYSC proposing the Adjournment Proposal?

A:	Public Shareholders are also being asked to consider and vote upon the Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting to a later date or dates if UYSC determines that more time is necessary to consummate the Business Combination for any reason. The Adjournment Proposal only will be put forth for a vote if UYSC determines that additional time is required to consummate the Business Combination for any reason.

Q:	If the Business Combination is completed, when can I expect to receive the Merger Consideration for my UYSC Shares?

A:	If you hold shares in registered form, promptly after the Effective Time of the Business Combination, PubCo will cause the exchange agent to mail to you a letter of transmittal and instructions to affect your exchange of UYSC Shares for the Merger Consideration. After receiving the proper documentation from you, the exchange agent will cause the PubCo Class A Ordinary Shares to which you are entitled under the Merger Agreement to be issued to you in uncertificated book-entry form to the account specified in your completed letter of transmittal (unless you have specifically requested to receive the PubCo Class A Ordinary Shares in physical form, in which case the exchange agent will forward to you PubCo Class A Ordinary Shares). If you hold shares in “street name” through a bank or broker, your position will be converted in your bank or brokerage account, automatically following the Closing.

Q:	If my Public Shares are held in “street name” by my broker, will my broker vote my Public Shares for me?

A:	No. If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the directions provided by your broker, bank or other nominee to submit a voting instruction card or otherwise communicate your voting instructions to your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to UYSC or by voting online at the Extraordinary General Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee

If you do not give instructions to your broker, your broker can vote your Public Shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. UYSC believes that each of the Proposals are “non-discretionary” items. If you hold your Public Shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on any of the Proposals described herein. You should instruct your broker to vote your Public Shares. Your broker can tell you how to provide these instructions. However, if your broker does not vote, your shares will not be counted as present for the purposes of establishing a quorum.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Extraordinary General Meeting in person (including by virtual presence) and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our Proxy Solicitor receives prior to the Extraordinary General Meeting. If you hold your UYSC Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[[TBD]
Individuals call toll-free: [__]
Brokers call: [__]
Email: [__]]

Q:	Should I send in my stock certificates now?

A:	Yes. Shareholders of UYSC who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Extraordinary General Meeting. Please see the section titled “The Extraordinary General Meeting of Shareholders of UYSC — Redemption Rights” for the procedures to be followed if you wish to redeem your UYSC Ordinary Shares for cash.

Q:	What should I do if I receive more than one set of voting materials for the Extraordinary General Meeting?

A:	You may receive more than one set of voting materials for the Extraordinary General Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite shareholder approvals are received, UYSC expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting, but only after the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands with respect to the SPAC Merger and the Acquisition Merger. After the adoption of its Current Charter and the amendments to the Trust Agreement approved at the Extraordinary General Meeting held on March 31, 2026, UYSC has until April 1, 2027 to complete its initial business combination, provided that it exercises its right to extend such time period a maximum of four times in accordance with the terms of the Current Charter and Trust Agreement, for a three month basis each time, by depositing $450,000 to the Trust Account for each three-month extension. Currently, UYSC has exercised the first two of such extensions.

Q:	Who will manage PubCo?

A:	Mr. Wenfang Song will act as a Chairman, Director and Chief Executive Officer of the PubCo, and Mr. Yijuan Shui will serve as a Chief Financial Officer of the PubCo. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	What happens if the Business Combination is not consummated?

A:	UYSC has until April 1, 2027 (assuming the Business Combination period is extended in accordance with the terms of UYSC’s Current Charter, as described herein) to consummate a Business Combination (the “Combination Period”). If the Business Combination is not consummated, UYSC may seek another suitable business combination. If UYSC does not consummate its initial business combination by April 1, 2027 (assuming it exercises all of its rights to extend the Business Combination period), then pursuant to the Current Charter, UYSC must as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares or distribute the Trust Account to the holders of the Public Shares, at a per- share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to UYSC (which interest shall be net of income taxes payable), divided by the number of then issued Public Shares, and (ii) as promptly as practicable, cease all operations except for the purpose of making such redemption and any subsequent winding up of UYSC’s affairs. The estimated consideration that each UYSC Ordinary Shares would be paid at liquidation would be approximately $[ ] per share for shareholders based on amounts on deposit in the Trust Account as of [●], 2026. The closing price of UYSC Ordinary Shares on Nasdaq as of [●], 2026 was $[ ].

The Sponsor and other Initial Shareholders have waived the right to any liquidation distribution with respect to Founder Shares and Private Shares held by them.

Q:	Are UYSC Shareholders entitled to Appraisal Rights?

A:	With respect to the Business Combination, Section 238 of the Cayman Companies Act provides for a right of UYSC’s dissenting shareholders to be paid the fair value of their shares in connection with the SPAC Merger Proposal, if they follow the procedures set out in the Cayman Companies Act, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. If you are contemplating the possibility of objecting to the Business Combination, you should seek advice from a suitably qualified Cayman lawyer.

Q:	How are the funds in the Trust Account currently being held?

A:	The Trust Account is located in the United States with Continental Stock Transfer & Trust Company, acting as trustee. Since the IPO, the funds in the Trust Account have been invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by UYSC.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the Closing of the Business Combination, holders of UYSC Ordinary Shares exercising Redemption Rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of the Record Date, there was approximately $[__] in the Trust Account. UYSC estimates that approximately $[*] per outstanding share issued in the IPO will be paid to the public investors exercising their Redemption Rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:	What is the expected per share value of the cash from the Trust Account to be received by PubCo in the Business Combination?

A:	The net cash to the balance sheet of PubCo and the total number of PubCo Class A Ordinary Shares outstanding on the Closing will depend upon the extent to which Public Shareholders exercise their Redemption Rights.

Set forth below is a calculation, on a per UYSC Ordinary Share basis, of the estimated net cash to be received by PubCo from the Trust Account in a no redemption scenario, 50% redemption scenario, and the maximum redemption scenario. Such calculations are based upon (i) cash held in the Trust Account as of [●], of approximately $[●] million, or approximately $[●] per Public Share (rounded to the nearest cent) and (ii) estimated transaction expenses of approximately $1,280,000. The total number of shares outstanding in the table below gives effect to the issuance of PubCo Class A Ordinary Shares in consideration of the cancellation of the UYSC Ordinary Shares, and the conversion of the UYSC Rights into PubCo Class A Ordinary Shares upon consummation of the Business Combination. The following table reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.

	Assuming No Redemption(1)	Assuming 50% Redemption(2)	Assuming Maximum Redemption(3)
UYSC Ordinary Shares Not Redeemed	5,221,060	3,564,704	3,220,898
Gross Cash Proceeds of Trust Account at $10.52 per Share	$34,849,730	17,424,865	$13,808,026
Estimated Transaction Expenses	$1,128,000	1,128,000	$1,128,000
Total Shares Outstanding(4)	11,119,229	9,462,873	9,119,067
Net Cash per PubCo Class A Ordinary Shares Outstanding	$3.03	1.72	$1.39

*	Amount is less than zero.
(1)	This scenario assumes that no Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that 1,656,356 Public Shares are redeemed by Public Shareholders.
(3)	This scenario assumes that 2,000,162 Public Shares are redeemed by Public Shareholders.
(4)	Includes (i) an aggregate of 1,198,169 PubCo Class A Ordinary Shares to be issued upon conversion of the outstanding UYSC Rights upon consummation of the Business Combination; (ii) an aggregate of 4,324,000 PubCo Class A Ordinary Shares to be issued to the Advisor.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal, and exercise their Redemption Rights?

A:	Public Shareholders may vote in favor of the Business Combination and still exercise their Redemption Rights; provided, however, that in the event that any closing condition provided in the Merger Agreement is not satisfied or otherwise waived, then the Business Combination will not be consummated. Subject to the foregoing, the Business Combination may be consummated with the consent of PubCo even though the funds available from the Trust Account and the number of Public Shareholders is reduced substantially.

Q:	What are the U.S. federal income tax consequences of exercising my Redemption Rights with respect to my UYSC Ordinary Shares?

A:	The U.S. federal income tax consequences of exercising Redemption Rights with respect to our UYSC Ordinary Shares will depend on a holder’s particular facts and circumstances. See “Material U.S. Federal Income Tax Consequences” for a discussion of material U.S. federal tax consequences of the redemption of our UYSC Ordinary Shares. We urge you to consult your tax advisors regarding the tax consequences of exercising your Redemption Rights with respect to your UYSC Ordinary Shares.

In the event that a U.S. Holder (as defined below) elects to redeem its UYSC Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the UYSC Ordinary Shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code and whether UYSC would be characterized as a passive foreign investment company (“PFIC”). If the redemption qualifies as a sale or exchange of the UYSC Ordinary Shares or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such holder exercises his, her, or its Redemption Rights. If the redemption qualifies as a sale or exchange of the UYSC Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the UYSC Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the UYSC Ordinary Shares redeemed exceeds one year.

Subject to the PFIC rules, long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the Redemption Rights with respect to the UYSC Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. See “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Considerations of Exercising Redemption Rights” and “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its UYSC Ordinary Shares for cash, including with respect to UYSC’s potential PFIC status and certain tax implications thereof.

Additionally, because the SPAC Merger will occur prior to the redemption by U.S. Holders that exercise Redemption Rights with respect to UYSC Ordinary Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of section 367(a) of the Code and the PFIC rules. The tax consequences of the exercise of Redemption Rights, including pursuant to Section 367(a) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences to U.S. Holders of UYSC securities Exercising Redemption Rights.” All holders of UYSC Ordinary Shares considering exercising their Redemption Rights are urged to consult their tax advisor on the tax consequences to them of an exercise of Redemption Rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:	Will holders of UYSC Ordinary Shares or UYSC Rights be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the SPAC Merger?

A:	Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations,” including the application of the PFIC rules, the SPAC Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code. The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of UYSC’s control.

Moreover, Section 367(a) of the Code may apply to the SPAC Merger if PubCo transfers the assets it acquires from UYSC pursuant to the SPAC Merger to certain subsidiary corporations in connection with the Business Combination. Section 367(a) of the Code, and the applicable Treasury regulations promulgated thereunder, would only apply to U.S. Holders who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Business Combination (a “Five-Percent Holder”) who do not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8 (“GRA”), and would cause the SPAC Merger to result in gain recognition (but not loss) by such Five-Percent Holders. The requirements under Section 367(a) are not discussed herein. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the SPAC Merger does not qualify as a “reorganization”, then a U.S. Holder that exchanges its UYSC Ordinary Shares or UYSC Rights for the consideration under the SPAC Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the UYSC Ordinary Shares and UYSC Rights exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the SPAC Merger, see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

Q:	Will U.S. Holders of Isdera Group securities be subject to U.S. federal income tax on the receipt of PubCo securities in the Acquisition Merger?

A:	Isdera Group does not have any U.S. holders. Given that Isdera Group is a non-U.S. entity with no U.S. holders, it does not foresee any material U.S. federal income tax consequences of the Business Combination to its pre-merger shareholders. Accordingly, Isdera Group has excluded discussions on the “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders and U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders.” Such discussions are not relevant to Isdera Group, as Isdera Group’s investors are not subject to U.S. federal income taxes.

Q:	Are there any risks associated with the Business Combination or related to owning PubCo Class A Ordinary Shares?

A:	Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement, or related to owning PubCo Class A Ordinary Shares that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

Q:	Who will solicit proxies?

A:	UYSC has retained [ ] to assist in soliciting proxies for a fee not to exceed $[ ], along with customary charges for shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain losses, costs and expenses. UYSC will pay the costs related to the solicitation of proxies in connection with the Extraordinary General Meeting. UYSC may use the services of its directors, officer and employees, who will not be specially compensated, to solicit proxies from UYSC Shareholders, either personally or by telephone, facsimile, letter or electronic means. If you have questions about how to vote or direct a vote in respect of your shares, you may contact [ ] at [ ] (toll free), at [ ] (collect) or by email at [ ].

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Proxy Solicitor of UYSC at:

[TBD]
Individuals call toll-free: [__]
Brokers call: [__]
Email: [__]

You may also obtain additional information about UYSC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO SHAREHOLDERS OF UYSC

Pursuant to the rules of the SEC, UYSC and vendors that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus, unless UYSC has received contrary instructions from one or more of such shareholders. Upon written or oral request, UYSC will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that UYSC deliver single copies of this proxy statement/prospectus in the future. Shareholders may notify UYSC of their requests by contacting the Proxy Solicitor as follows:

[TBD]
Individuals call toll-free: [__]
Brokers call: [__]
Email: [__]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Original Merger Agreement attached as Annex A-1, the First Amendment attached as Annex A-2, and the PubCo Amended and Restated Memorandum and Articles of Association attached as Annex B. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the Redemption Rights by shareholders of UYSC.

The Parties to the Business Combination

UY Scuti Acquisition Corp.

UYSC is a blank check company originally formed as a Cayman Islands exempted company on January 18, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which is referred to as the initial business combination. UYSC has not commenced any operations nor generated any revenues to date. All activity for the period from January 18, 2024 (inception) through March 31, 2025, relates to its formation and the initial public offering, and its search for an initial business combination. We are also an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

UYSC’s Sponsor is UY Scuti Investments Limited, a British Virgin Islands company, which was recently formed to invest in UYSC. Although UY Scuti Investments Limited, is permitted to undertake any activities permitted under British Virgin Islands law and other applicable law, UY Scuti Investments Limited’s business is focused on investing in UYSC.

Isdera Group Limited

Isdera Group Limited, through its wholly-owned subsidiaries, primarily engages in the large-scale designing of automobiles in the People’s Republic of China. Isdera Group was incorporated under the laws of the Cayman Islands on January 21, 2025, and continued in the Cayman Islands in accordance with applicable laws. Isdera Group is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The implementation of Isdera Group’s business plans requires a high level of capital input. Currently, Isdera Group plans to finance its operations described within this proxy statement/prospectus through utilizing funds received through the Merger Agreement entered into with UYSC. Certain scenarios should be taken into consideration such as UYSC’s shareholders exercising their Redemption Rights, resulting in the decrease of cash within the Trust Account, which would substantially affect the amount of capital available for Isdera Group.

See “Risk Factors — Risks Related to Doing Business in China — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.” for more information on the effect of recent regulation in the United States relating to holding companies and doing business in China.

PubCo

Isdera Inc, or PubCo, was incorporated on August 14, 2025, under the laws of the Cayman Islands and wholly-owned subsidiary of UYSC and was formed for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of Isdera Group following the Business Combination.

Merger Sub

Isdera Technology Limited, or Merger Sub, was incorporated on August 21, 2025, under the laws of the Cayman Islands and wholly-owned subsidiary of Isdera Inc or PubCo, for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, Isdera Group pursuant to the Acquisition Merger.

The Background of the Business Combination

Following the completion of the IPO, UYSC evaluated multiple potential target businesses with the goal of consummating its initial business combination. Representatives of UYSC contacted and were contacted by various individuals and entities proposing business combination opportunities, including companies from a range of sectors. UYSC focused on businesses that it believed had strong long-term growth potential, were well-positioned within their industry, and could benefit from the intellectual capital, operational experience, and network of UYSC’s management team.

UYSC reviewed and evaluated the potential targets based on the investment criteria and guidelines outlined in its IPO prospectus. UYSC believes there are a substantial number of potential target businesses, both domestically and internationally, with appropriate valuations that would benefit from a public listing and new capital for growth, supporting significant revenue and earnings growth. UYSC’s strategy was to identify and complete its business combination with entities that met certain criteria.

Since the completion of its initial public offering, UYSC considered multiple potential target businesses with the objective of consummating its initial business combination. UYSC’s initial target exploration focused on certain targets with whom UYSC’s directors and management, or Sponsor, were already familiar through their networks and investment activities, and who could satisfy some or all the key criteria for a business combination target described in the acquisition criteria above. As the initial exploration progressed, the list of potential business combination partners was refined to exclude potential partners who did not meet all or most of the key criteria described in the acquisition criteria above, or who UYSC’s management believed were unlikely to consider a business combination with UYSC. The list of potential business combination partners was also expanded to include potential partners introduced to UYSC by third-party investors, investment bankers and inbound inquiries, and through the ongoing efforts of UYSC’s management. Throughout its evaluation of a potential business combination, UYSC continuously refined its list of potential business combination partners and considered viable partner opportunities. In the process that led to identifying Isdera Group as an attractive business combination opportunity, representatives of UYSC contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with possible target businesses regarding a potential transaction.

During its search process, UYSC evaluated four (4) potential business combination targets entered into non-disclosure agreements with four (4) companies, and entered into four (4) non-binding letters of intent in addition to Isdera Group. Ultimately, UYSC decided not to proceed with any of these opportunities as the potential targets did not meet the company’s valuation expectations or were otherwise deemed less attractive or feasible than Isdera Group.

For more information, please see the sections titled “Proposal No. 2: The Acquisition Merger Proposal — Background of the Business Combination.”

The Merger Agreement

The Original Merger Agreement was entered into by and among Isdera Group, UYSC and certain other parties on July 18, 2025. Certain necessary parties to the Original Merger Agreement, PubCo and Merger Sub entered into the First Amendment on September 22, 2026.

Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the SPAC Merger and the Acquisition Merger.

The SPAC Merger

One day prior to the Acquisition Merger, UYSC will merge with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of UYSC. The separate corporate existence of UYSC will cease and PubCo will continue as the surviving corporation. In connection with the SPAC Merger, all outstanding UYSC Ordinary Shares, and UYSC Rights will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the UYSC shareholders shall be exchanged as follows:

(i)	Each UYSC Ordinary Share, issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each UYSC Ordinary Share, PubCo shall issue to each UYSC shareholder (other than UYSC shareholders who exercise their Redemption Rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	The holders of UYSC Rights issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-fifth (1/5th) of one PubCo Class A Ordinary Share in exchange for the cancellation of each UYSC Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the SPAC Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

Promptly after the SPAC Merger, Merger Sub, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a wholly owned subsidiary of PubCo, will be merged with and into Isdera Group, resulting in Isdera Group being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $920,000,000, payable to the Isdera Group Shareholders in the form of newly issued PubCo Ordinary Shares valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the Isdera Group Shareholders at the Closing, of 92,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”). At the closing of the Acquisition Merger, the issued and outstanding Isdera Group Ordinary Shares held by the former Isdera Group shareholders will be cancelled and cease to exist (other than any Company Dissenting Shares as defined in the Merger Agreement), in exchange for the issuance of the Closing Payment Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that Isdera Group will become a wholly owned subsidiary of PubCo.

For more information about the Business Combination, please see the sections titled “Proposal No. 1: — The SPAC Merger Proposal” and “Proposal No. 2: — The Acquisition Merger Proposal.” A copy of the Original Merger Agreement is attached to this proxy statement/prospectus as Annex A-1 and a copy of the First Amendment is attached to this proxy statement/prospectus as Annex A-2.

The Acquisition Merger

Upon the Closing of the transactions contemplated by the Merger Agreement, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into Isdera Group, resulting in Isdera Group being a wholly-owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $920,000,000, payable in the form of 92,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to Isdera Group and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in Isdera Group held by the former Isdera Group shareholders will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 80,950,283 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that Isdera Group will become a wholly-owned subsidiary of PubCo.

For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The SPAC Merger Proposal” and “Proposal No. 2 — The Acquisition Merger Proposal.” Copies of the Original Merger Agreement, the First Amendment, the Plan of Merger in respect of the SPAC Merger, and the Plan of Merger in respect of the Acquisition Merger are attached to this proxy statement/prospectus as Annex A-1, Annex A-2, Annex C, and Annex D, respectively.

Share Structure Following the Business Combination

PubCo will have a dual-class structure, with all of its ordinary shares classified into Class A ordinary shares and Class B ordinary shares, of which Class B ordinary shares will have super voting power. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination.

Post-Business Combination Structure and Impact on the Public Float

On January 21, 2025, Isdera Group was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company pending completion of the Reorganization (as defined below) of our group. Prior to Closing of the Business Combination, we will effect the Reorganization pursuant to which, Isdera Group will directly hold all the share capital of Isdera (BVI) Group Limited, which was incorporated in the British Virgin Islands on March 4, 2025. Our wholly-owned subsidiary Isdera (BVI) Group Limited, in turn, will hold all the share capital of HK Subsidiary. On October 14, 2025, WFOE was incorporated in the PRC as a PRC limited liability company and a wholly-owned subsidiary of HK Subsidiary. WFOE will acquire 100% of the equity interests in Xinghui Technology, which is one of the PRC Operating Entities holding the other three PRC subsidiaries. As described below, upon completion of the Reorganization, Isdera Group, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), will become the ultimate parent entity of its subsidiaries.

Isdera Group is an exempted company incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company in the Cayman Islands with no material operations of Isdera Group, it conducts all of our operations through the PRC Operating Entities. The PubCo Class A Ordinary Shares offered in this prospectus are shares of the Cayman Islands exempted company instead of shares of our operating entities in the PRC. Holders of our ordinary shares do not directly own any equity interests in the PRC Operating Entities, but will instead own shares of a Cayman Islands exempted company. This structure is commonly utilized by many companies for cross-border financing and listing activities. It should be noted that the PRC legal and regulatory framework governing such offshore holding structures and cross-border investment activities continues to develop. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of our ordinary shares to significantly decline or become worthless. See “Risk Factors - Risks Relating to Doing Business in China - Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

The following chart illustrates the corporate structure of PubCo and its subsidiaries after Business Combination immediately following the completion of the Reorganization.

Isdera Group is subject to certain legal and operational risks associated with the business operations of its PRC Operating Entities being based in China, which could cause the value of its securities to significantly decline or become worthless. The PRC government has been consistently developing and refining its legal system to provide a more transparent and predictable regulatory environment for business operations. While the Company endeavors to comply fully with all applicable PRC laws and regulations, any future changes in interpretation, enforcement, or new policy measures could impact the Company’s operations, and as a result these risks may result in material changes in the operations of our PRC Operating Entities, significant depreciation or a complete loss of the value of our PubCo Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. The PRC government implements macroeconomic and industry policies to promote the sustainable and high-quality development of its economy. Over the past decades, China has implemented and continues to advance comprehensive economic reform policies, which include fostering a vibrant private sector and optimizing the market environment. While these policy directions have been consistent, specific implementation measures and sector-specific regulations may be introduced or adjusted by the relevant authorities from time to time. Changes in laws, regulations, or policies, including those related to taxation, foreign exchange, or industry-specific matters, could affect the Company's operations. Additionally, as with any jurisdiction, changes in specific regulations or enforcement priorities in sectors relevant to the Company's business could require operational adjustments.. See “Risk Factors -  Risks Relating to Doing Business in China - Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.”

The ownership percentages do not take into account of the shareholder structure of PubCo, as the ownership percentage retained by our Public Shareholders following the Business Combination will be different depending on the Redemption Rights exercised by the Public Shareholders. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
Isdera Group Shareholders	92,000,000	85.89	92,000,000	87.21	92,000,000	87.43
UYSC Public Shareholders:
Public share held by UYSC Public Shareholders	3,312,712	3.09	1,656,356	1.57	1,393,247	1.32
Ordinary shares underlying the public rights held by UYSC Public Shareholders	1,150,000	1.07	1,150,000	1.09	1,150,000	1.09
	4,462,712	4.16	2,806,356	2.66	2,543,247	2.41
Sponsor and other initial shareholders:
Shares held by the Sponsor	1,207,500	1.13	1,207,500	1.14	1,207,500	1.15
Shares held by directors and executive officers	230,000	0.21	230,000	0.22	230,000	0.22
UYSC shares underlying Private Placement Units held by IPO Private Placement Shareholders*	240,848	0.22	240,848	0.23	240,848	0.23
UYSC shares to which IPO Private Placement Shareholders will be entitled under the Private Rights underlying Private Placement Units	48,169	0.04	48,169	0.05	48,169	0.05
	1,726,517	1.49	1,726,517	1.64	1,726,517	1.65
Others:
Representative shares	230,000	0.21	230,000	0.22	230,000	0.22
Shares issued to financial advisors upon closing of the Business Combination**	8,624,000	8.05	8,624,000	8.18	8,624,000	8.20
Shares issued to a designee of the Sponsor upon conversion of extension payment loans ***	54,000	0.05	54,000	0.05	54,000	0.05
	8,908,000	8.31	8,908,000	8.45	8,908,000	8.47
Potential source of dilution
Shares issued upon conversion of promissory notes ***	37,607	0.04	37,607	0.04	37,607	0.04

Total Ordinary Shares	107,134,836	100.00	105,478,480	100.00	105,215,371	100.00

*	Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor and other Initial Shareholders will own 1,726,517 PubCo Ordinary Shares, including PubCo Class A Ordinary Shares issuable upon conversion of the Private Rights representing approximately 1.60%, 1.64%, and 1.65% of the issued PubCo Ordinary Shares, respectively.

**	UYSC engaged Keltwin International Limited to act as advisor in connection with the proposed Business Combination. In consideration of such services, the advisor will be entitled to 4,324,000 PubCo Class A Ordinary Shares. Isdera Group engaged Chiyue Automobile Limited to act as advisor in connection with certain financings following the proposed Business Combination by providing general advisory services, including facilitating introductions to potential investors, providing strategic and market-related advice, and coordinating with other advisors in connection with such financings. In consideration of such services, Chiyue Automobile Limited will be entitled to 4,300,000 PubCo Class A Ordinary Shares.

***

UYSC Sponsor’s designee, Sun Peisha, caused the first extension fee of $450,000 to be deposited into the Trust Account. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note provides that the outstanding principal shall be repaid on the date on which UYSC consummates the Business Combination with such outstanding principal being converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share of UYSC and one right to receive one-fifth of one ordinary share of UYSC, resulting in the holder of the Extension Note being entitled to receive a total of 54,000 Class A ordinary shares.

UYSC also issued a promissory note to the Sponsor in the aggregate principal amount of up to $1,000,000. As of June 30, 2026, the outstanding principal amount under such note was $469,053. As amended, the promissory notes is repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2027 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the promissory note into units of the UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share.

(1)	Under No Redemption Scenario, assumes no redemptions of UYSC Ordinary Shares.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 1,656,356 UYSC Ordinary Shares for aggregate redemption payments of $17.4 million using a per-share redemption price of $10.75. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.
(3)	Under Max Redemption Scenario, assumes a maximum redemption of 1,919,465 UYSC Ordinary Shares for aggregate redemption payments of $21.0 million using a per-share redemption price of $10.75 so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination. Reflects the redemption of 2,437,288 UYSC Ordinary Shares in connection with UYSC’s Extraordinary General Meeting held on March 31, 2026.

Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself):

	Assuming No Redemption	Assuming 50% Redemption	Assuming Maximum Redemption
Estimated issuance price per share	$10.00	$10.00	$10.00
Net tangible book value as of June 30, 2026	$33,958,291	$33,958,291	$33,958,291
Decrease in net tangible book value for payment of offering costs(1)	(165,000)	(165,000)	(165,000)
Decrease in net tangible book value for redemption of public shares	-	(17,805,827)	(20,634,249)
As adjusted net tangible book value	$33,793,291	$15,987,464	$13,159,042

Ordinary shares subject to possible redemption as of June 30, 2026 (6)	3,312,712	1,656,356	1,393,247
Ordinary shares not subject to possible redemption as of June 30, 2026	1,908,347	1,908,347	1,908,347
Issuance of ordinary shares to public shareholders for conversion of public rights(2)	1,150,000	1,150,000	1,150,000
Issuance of ordinary shares to private shareholders for conversion of private rights(3)	48,170	48,170	48,170
Issuance of ordinary shares to the financial advisors(4)	8,624,000	8,624,000	8,624,000
Issuance of ordinary shares for conversion of promissory note to Sponsor (5)	37,607	37,607	37,607
Issuance of ordinary shares for conversion of extension payment loans (5)	54,000	54,000	54,000
As adjusted ordinary shares as of June 30, 2026	15,134,836	13,478,480	13,215,371
As adjusted net tangible book value per share	$2.23	$1.19	$1.00

Dilution per share to recipients of Isdera Group Merger Shares	$7.77	$8.81	$9.00

Future Company Valuation Necessary for the Non-redeeming Shareholders’ Interest per Ordinary Share to Equal the Original SPAC IPO Price (a)	$1,071,348,360	$1,054,784,800	$1,052,153,710

(a)	The future company valuation necessary for the non-redeeming shareholders’ interest per ordinary share equal Original SPAC IPO price is calculated at the total amount of (i) as adjusted ordinary shares as of June 30, 2026 under each redemption scenario, and (ii) 92,000,000 shares to be issued to Isdera Group shareholders, multiplied by per share price of $10 which equals to UYSC’s initial public offering price per ordinary share.

(1)	Represents the estimated offering cost to be paid from April 1, 2026 through the closing of business combination.
(2)	Represents the issuance of 1,150,000 PubCo Ordinary Shares to the public shareholders in conversion of public rights upon closing of business combination.
(3)	Represents the issuance of 48,170 PubCo Ordinary Shares to the private shareholders in conversion of private rights upon closing of business combination.
(4)	Represents the issuance of 8,624,000 PubCo Ordinary Shares, including 4,324,000 ordinary shares to Keltwin International Limited upon the closing of Business Combination and 4,300,000 ordinary shares to Chiyue Automobile Limited upon the closing of Business Combination.
(5)	Represents the issuance of 37,607 PubCo Ordinary Shares to the Sponsor upon conversion of a promissory note at the closing of the Business Combination, and the issuance of 54,000 PubCo Ordinary Shares to a designee of the Sponsor upon conversion of a promissory note evidencing the extension payment loan at the closing of the Business Combination, respectively.
(6)	Represents the assumptions that (i) except for redemption of 2,437,288 UYSC ordinary shares settled in April 2026, no redemption of UYSC ordinary shares by public shareholders upon closing of business combination, (ii) redemption of 50% of 3,312,712 UYSC ordinary shares by public shareholders upon closing of business combination, and (iii) redemption of 4,356,753 UYSC ordinary shares by public shareholders, including 2,437,288 UYSC ordinary shares settled in April 2026, upon closing of business combination. The redemption of 4,356,753 UYSC ordinary shares is the maximum amount of UYSC ordinary shares which could be redeemed so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination.

Management and Board of Directors Following the Business Combination

Effective as of the Closing of the Business Combination, the PubCo Board will consist of five members, one (1) director designated by UYSC, one (1) director designated by Isdera Group who shall be Wenfang Song, and the remaining three (3) directors shall be deemed “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Additional Agreements Executed at the Signing of the Merger Agreement

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders of Isdera Group entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreement (the “Shareholder Support Agreement”).

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 to UYSC’s Current Report on Form 8-K, filed with the SEC on July 24, 2025 and is incorporated herein by reference.

Additional Agreements to be Executed at Closing

Lock-Up Agreements

Certain shareholders of Isdera Group (“Holders”) will enter into and deliver to PubCo lock-up agreements (“Lock-Up Agreements”) prior to Closing.

Pursuant to the Lock-Up Agreements, these Holders will not, within six (6) months from the Closing of the Business Combination (the “Lock-Up Period”) and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, subject to the following: however, if at any time subsequent to the date of the Lock-up Agreement, the share price of the PubCo Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period, then the Lock-Up Period shall be deemed to have expired.

Background, Business, and Experience of the Sponsor

Sponsor - UY Scuti Investments Limited was incorporated in the British Virgin Islands on January 18, 2024, with the sole purpose of acting as the sponsor of UYSC. Qunxue Yin, the current controlling person, has no previous de-SPAC experience.

Restrictions on Sale of Securities Held by the Sponsor and its Affiliates

Pursuant a letter agreement dated March 31, 2025, the Sponsor and our directors and officers agreed to restrictions on its ability to transfer, assign, or sell the Founder Shares and Private Units, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	The Founder Shares will be released from the lockup upon the earlier of (x) six months after the completion of our initial business combination, (y) the date on which the closing price of its ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (z) UYSC consummates a subsequent liquidation, merger, share exchange, or other similar transaction after its initial business combination that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.	UY Scuti Investments Ltd. Jialuan Ma Jiawen Zhao Shaokang Lu Yan Liang Sze Lee Wai Daniel John Paul Peart

Transfers of the Founder Shares, private units and ordinary shares issued or issuable upon conversion of the private placement units and that are held by the sponsor, officers and directors are permitted

(a) to UYSC’s officers or directors, any affiliates or family members of any of its officers or directors, any members of the Sponsor, or any affiliates of the Sponsor; (b) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, transfers pursuant to a qualified domestic relations order; (e) transfers by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) transfers in the event of UYSC’s liquidation prior to the completion of an initial business combination; (g) transfers by virtue of the laws of the British Virgin Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (h) in the event of UYSC’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of UYSC’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of UYSC’s initial business combination; and (i) transfers in connection with UYSC’s initial business combination with UYSC’s consent to any third party; provided, however, that in the case of clauses (a) through (e), (h) and (i), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

Private Units	After the completion of our initial business combination	UY Scuti Investments Ltd.	Same as above.

Redemption Rights

Pursuant to the Current Charter, Public Shareholders of UYSC may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to UYSC (which interest shall be net of income taxes payable), by (ii) the total number of then issued Public Shares. As of [  ], 2026, this would have amounted to approximately $[  ] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(x) hold public UYSC Ordinary Shares or (y) hold public UYSC Ordinary Shares through UYSC Units and you elect to separate your UYSC Units into the underlying public UYSC Ordinary Shares and public UYSC Rights prior to exercising your Redemption Rights with respect to the public UYSC Ordinary Shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [ ], 2026, (a) submit a written request to the Transfer Agent that UYSC redeem your Public Shares for cash and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Holders of outstanding UYSC Units must separate the underlying UYSC Ordinary Shares and UYSC Rights prior to exercising Redemption Rights with respect to the UYSC Ordinary Shares. If UYSC Units are registered in a holder’s own name, the holder must deliver the certificate for its UYSC Units to the Transfer Agent with written instructions to separate the UYSC Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its Redemption Rights upon the separation of the UYSC Ordinary Shares from the UYSC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds UYSC Units for an individual or entity (such individual or entity, the “Beneficial Owner”), the Beneficial Owner must instruct such nominee to separate the Beneficial Owner’s UYSC Units into their individual component parts. The Beneficial Owner’s nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of UYSC Units to be separated and the nominee holding such UYSC Units. The Beneficial Owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant UYSC Units and a deposit of an equal number of UYSC Ordinary Shares and UYSC Rights. This must be completed far enough in advance to permit the nominee to exercise the Beneficial Owner’s Redemption Rights upon the separation of the UYSC Ordinary Shares from the UYSC Units. While this is typically done electronically the same business day, the Beneficial Owner should allow at least one full business day to accomplish the separation. If the Beneficial Owners fail to cause their UYSC Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their Redemption Rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Extraordinary General Meeting. Furthermore, if a shareholder delivered his or her certificate for redemption and subsequently decided prior to the date immediately preceding the Extraordinary General Meeting not to elect redemption, such shareholder may simply request that the Transfer Agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the UYSC Ordinary Shares.

If a holder exercises his or her Redemption Rights for all of such holder’s Public Shares, then such holder will be exchanging its Public Shares for cash and will no longer own shares of the post-Business Combination company other than the Rights (which will be converted into shares upon consummation of the Business Combination). Such a holder will be entitled to receive cash for his or her Public Shares only by properly demanding redemption and delivering such shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Extraordinary General Meeting of Shareholders of UYSC — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then Public Shareholders who exercised their Redemption Rights would not be entitled to receive the redemption payment. In such case, UYSC will promptly return the share certificates to the public shareholder.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) UYSC and its affiliates, (ii) the Sponsor and its affiliates, (iii) UYSC and its affiliates, and (iv) the Public Shareholders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

UYSC and its affiliates. For UYSC, the Business Combination represents the opportunity to complete the purpose for which it was formed. The only potential detriment to UYSC of the Business Combination is the opportunity cost that by consummating the Business Combination, UYSC is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to UYSC than Isdera Group. However, UYSC Board considered the benefits of the transaction with Isdera Group and determined such transaction was the best transaction available to it at such time.

Sponsor and their affiliates. For the Sponsor, the principal material benefit represented by the Business Combination is that unless the Business Combination (or another initial business combination transaction) is consummated by UYSC prior to the deadline pursuant to the Current Charter, the Sponsor will lose their entire $[____] investment in UYSC, which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Proposal No. 2. - The Acquisition Merger Proposal - Interests of Certain Persons in the Business Combination” and “Summary of the Proxy Statement/Prospectus - Conflicts of Interest.”

Isdera Group and its affiliates. The Business Combination will provide Isdera Group with increased access to capital markets. By becoming a publicly traded company on Nasdaq, PubCo is expected to gain access to a broader range of capital-raising opportunities, which will enhance its ability to fund growth initiatives. Additionally, the proceeds from the Business Combination, if available, are expected to be used to support PubCo’s business operations and growth strategies. The Business Combination is also expected to enhance Isdera Group’s market visibility. Being publicly listed on Nasdaq may raise its profile, improve market perception and credibility and help attract new business partners. Furthermore, the public listing could create opportunities for long-term value appreciation for Isdera Group’s initial shareholders, as the market may assign a higher valuation to PubCo due to its Nasdaq listing and growth prospects.

Despite these benefits, PubCo is expected to face higher operating costs as a result of becoming a publicly listed company. As an SEC-registered and NASDAQ-listed company, PubCo will incur significantly higher expenses associated with hiring additional personnel, increased audit, legal, and administrative costs, and compliance with public company regulatory requirements. These increased expenses could reduce profitability, particularly in the short term.

The transition to a public company will also add complexity to Isdera Group’s operations. PubCo will need to establish new processes and internal controls to meet its reporting obligations, which could divert management’s attention from core business activities. Additionally, the need for substantial capital and operating expenditures will increase. PubCo will have to invest heavily to support and grow its operations.

Public shareholders. For the Public Shareholders of UYSC, the Business Combination represents the opportunity to share in the growth of a company such as Isdera Group that was chosen by the management of UYSC as an acquisition target in an initial business combination (which was UYSC’s original purpose). Unlike the Initial Shareholders, if an initial business combination was not consummated by UYSC within the required time period, the Public Shareholders would receive a pro-rata portion of the trust account, equivalent to their initial investment plus interest. Like the Initial Shareholders, however, the rights held by the Public Shareholders would expire worthless if no business combination such as the Business Combination is completed by the deadline. The primary potential detriment to the Public Shareholders of the Business Combination is the dilution of their ownership stake in the combined business of between approximately [__]% (assuming no redemption of UYSC Ordinary Shares by Public Shareholders) and approximately [__]% (assuming redemption of 100% of the UYSC Ordinary Shares held by the Public Shareholders), from approximately [__]% of UYSC prior to the Business Combination to between approximately [__]% (assuming no redemption of UYSC Ordinary Shares by Public Shareholders) and approximately [__]% (assuming redemption of 100% of the UYSC Ordinary Shares held by the Public Shareholders) of PubCo.

The Proposals

At the Extraordinary General Meeting, the shareholders of UYSC will be asked to vote on the following:

●	the SPAC Merger Proposal;

●	the Acquisition Merger Proposal;

●	the Nasdaq Proposal;

●	the PubCo Charter Proposal;

●	the Adjournment Proposal.

Please see the sections titled “The Extraordinary General Meeting of Shareholders of UYSC” on page 102 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [●], 2026, there were [  ] UYSC Ordinary Shares issued and outstanding. Shareholders of UYSC who hold UYSC Ordinary Shares of record as of the close of business on [  ], 2026 are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding UYSC Ordinary Shares present and entitled to vote at the Extraordinary General Meeting.

As of the Record Date, the Initial Shareholders collectively own and are entitled to vote 1,678,348 UYSC Ordinary Shares, or approximately 32.1% of UYSC issued and outstanding Ordinary Shares. With respect to the Business Combination, the Initial Shareholders have agreed to vote their UYSC Ordinary Shares acquired by them in favor of the SPAC Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposal.

Interests of Isdera Group’s Directors and Officers with the Business Combination

Isdera Group does not believe that any of its directors or officers have any actual or potential material conflicts of interest with unaffiliated security holders of UYSC with respect to the Business Combination, including whether to proceed with the Business Combination or the approval of the required proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, UYSC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of Isdera Group expecting to have a majority of the voting power of the post-combination company, Isdera Group designating four members of the PubCo Board of the post-combination company, Isdera Group’s senior management comprising all of the senior management of the post-combination company, the relative size of Isdera Group compared to UYSC, and Isdera Group operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Isdera Group issuing stock for the net assets of UYSC, accompanied by a recapitalization. The net assets of UYSC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Isdera Group.

Satisfaction of 80% Test

It is a requirement under UYSC’s Current Charter and Nasdaq rules that the business or assets acquired in our initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account at the time of the execution of the Merger Agreement was approximately $58,066,500 and 80% thereof represents approximately $46,453,200. In determining whether the 80% requirement was met, UYSC’s Board of Directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the discussion in this proxy statement under the caption “Proposal No. 2” as well as quantitative factors, such as the equity value of the Isdera Group being approximately $1.0 billion. Based on the qualitative and quantitative information used to approve the Merger described herein, as well as the fact that the purchase price for Isdera Group was the result of an arm’s length negotiation, UYSC’s Board of Directors determined that the foregoing 80% asset requirement was met. UYSC’s Board of Directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Cash Transfer

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries and consolidated entities, (2) no dividends nor distributions have been made by the subsidiaries or consolidated entities to our holding company, and (3) our holding company has not paid any dividends nor made any distributions to our investors. For further details, please refer to “Selected Historical Combined Financial Information of Isdera Group”, and the consolidated financial statements included elsewhere in this proxy statement /prospectus. In addition, Isdera Group currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the current laws and regulations of the PRC. After any non-PRC based investors’ funds enter Isdera Group at Isdera Group’s securities offerings outside of China, the funds can be directly transferred to HK Subsidiary, and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC. If Isdera Group intends to distribute dividends, Isdera Group will transfer the funds to HK Subsidiary from WFOE in accordance with the laws and regulations of the PRC, and then HK Subsidiary will transfer the dividends to Isdera Group, and the dividends will be distributed from Isdera Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In terms of the cash transfer among Isdera Group and its subsidiaries, subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approvals of the financial controllers of the entities involved. As for an internal cash transfer exceeds RMB 10,000,000 (approximately $1.5 million), the general manager is also required to conduct review and approval, and the profit distribution involved must also be approved by the shareholders meeting. There are no other cash management policies.

There are limitations on our ability to transfer cash between the holding company and our subsidiaries, and there is no assurance that China’s government will not intervene or impose restrictions on the ability of us and our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into our and our subsidiaries’ business and restrict the ability to pay dividends and the funds may not be available to fund operations or for other use outside of the PRC due to interventions. As a holding company, our ability to distribute dividends largely depend on our PRC Operating Entities dividend distribution. Under PRC laws and regulations, the PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. The PRC Operating Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, is approved by its shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, PRC Operating Entities cannot distribute dividends until previous years’ loss has been offset. In addition, any funds Isdera Group transfers to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entities must be registered with the National Development and Reform Commission and SAFE or its local branches. Isdera Group may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entities. If Isdera Group fails to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Regulatory Approvals

The SPAC Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the plans of merger.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the Cyberspace Administration of China (“CAC”), the NDRC, the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security, the Ministry of State Security, the MOF, MOFCOM, SAMR, the CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection Network Data Security, and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Isdera Group and its PRC Operating Entities do not expect to be subject to the cybersecurity review by the CAC for this transaction, given that: data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities using our products and services through the utilization of the end user of our institution client. We, however, may have chance to access the personal information and temporarily possess certain personal information from end users in our business operations. Guidance and interpretation of the opinions remain unclear at this time. Isdera Group and its PRC Operating Entities cannot assure you that Isdera Group and its PRC Operating Entities will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, our financial condition, our results of operations, and the Business Combination.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list (the “Trial Measures Negative List”) of types of issuers banned from listing or offering overseas, including but not limited to (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647 and $1,456,473); the Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); and (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

As a China-based issuer, Isdera Group believes, as advised by its PRC Legal Counsel, that Isdera Group and its PRC Operating Entities will be required to comply with the filing requirements or procedures set forth in Trial Measures. There is no assurance that Isdera Group will be able to meet all applicable filing requirements and guidelines of the CSRC, or comply with all applicable regulations at all times. Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for this listing, or a rescission of any such approval or filing obtained by Isdera Group, would subject Isdera Group, as well as Isdera Group’s controlling shareholder and advisors in listing and offering securities, if they caused Isdera Group’s failure, to sanctions by the CSRC or other PRC regulatory authorities as described above. We would not complete the transaction contemplated by the Merger Agreement until we had received clearance to list from the CSRC.

We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations. Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to complete our Business Combination transaction, delisting from the Nasdaq Capital Market even after listing, and cause the value of such securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, the MOF, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfil confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as Isdera Group’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Isdera Group, through its PRC Operating Entities, engages in the large-scale designing of automobiles business in China. The products of Isdera Group remain in the research and development (“R&D”) stage and have not entered into mass production. As of the date of this proxy statement/prospectus, the PRC Operating Entities have not obtained the requisite approvals, licenses, or qualifications necessary to engage in automobile manufacturing in the PRC. As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, JunHe LLP, that neither Isdera Group nor the PRC Operating Entities is currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the CSRC. We expect to complete the filing procedure prior to our Business Combination. Isdera Group’s legal counsel as to Cayman Islands law has also advised that Isdera Group does not require any approvals from any Cayman authority. However, if any of the PRC Operating Entities were denied permissions or approvals from Chinese authorities to list on U.S. exchanges, the PRC Operating Entities will not be able to continue listing on U.S. exchange, which could materially affect the interest of the investors. It is uncertain when and whether Isdera Group will be able to obtain permissions or approvals from the PRC government to list on U.S. exchanges, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this prospectus, Isdera Group and its PRC Operating Entities are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors — Risks Related to Doing Business in China — The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.”

The Measures for Cybersecurity Review (2021), effective on February 15, 2022, authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs. On September 24, 2024, the State Council promulgated the “Regulations on Network Data Security Management,” which came into effect starting January 1, 2025.According to the “Regulations on the Security Management of Network Data”, the processor of important data refers to a network data processor that processes personal information of 10 million or more individuals. A large-scale network platform refers to a network platform with registered users of 50 million or more or monthly active users of 10 million or more, with complex business types, and whose network data processing activities have an important impact on national security, economic operations, and the national economy and people’s livelihood. As of now, we have not collected personal information of over 10 million, nor do we have registered users of over 50 million or monthly active users of over 10 million. We do not fall under the category of significant data processors or large-scale online platforms.

On July 30, 2021, the State Council issued the “Regulations on the Protection of Critical Information Infrastructure,” which came into effect on September 1, 2021. The “Regulations on the Protection of Critical Information Infrastructure” stipulate that the competent departments and supervision and management departments of relevant important industries and fields are the departments responsible for the protection of critical information infrastructure (hereinafter referred to as the “Protection Departments”). The Protection Departments are responsible for organizing the identification of critical information infrastructure in their respective industries and fields according to the identification rules they have formulated, and the results of the identification should be promptly notified to the operators. To date, we have not received any notification or requirement from the Protection Departments identifying us as operators of critical information infrastructure, nor have we been identified as operators of critical information infrastructure.

However, if we and our PRC Operating Entities are required to obtain such permissions or approvals, we may have to spend great efforts and expenses to obtain such clearance, otherwise it may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China – Uncertainties with respect to the legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us.”

Auditor’s Regulation

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two. On December 29, 2022, the AHFCAA was signed into law.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Isdera Group’s auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Enrome is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect our auditor. As of the date of this prospectus, Isdera Group’s auditor is not among the firms listed on the PCAOB Determinations issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the CSRC and the MOF. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong over a nine-week period from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Foreign Private Issuer

PubCo will be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Implications of Being a Controlled Company

After the consummation of the Business Combination, Wenfang Song (the “Controlling Shareholder”) will beneficially own 43.21% of then total issued and outstanding PubCo Ordinary Shares and will be able to exercise approximately 70.62% of the total voting power of the PubCo’s issued and outstanding share capital (assuming no redemption). Upon the consummation of the Business Combination, because the Controlling Shareholder will hold more than 50% of our voting power for the election of directors, PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. It is currently anticipated that, upon consummation of the Business Combination, only three out of five directors of the PubCo Board will be independent.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, PubCo will be able to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of its internal control over financial reporting. Under the JOBS Act, PubCo also does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

PubCo will remain an emerging growth company until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the Closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter. Once PubCo ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

Regulatory Approvals

The SPAC Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger (and other ancillary documents required under the Cayman Companies Act) in respect of both the SPAC Merger and the Acquisition Merger.

Compensation Received by the Sponsor

Pursuant to the SEC’s rules governing special purpose acquisition companies (SPACs), securities of UYSC and promissory notes from UYSC issued to any entity and/or person primarily responsible for organizing, directing or managing the business and affairs of the SPAC, may be considered “compensation” awarded to or earned by a SPAC Sponsor. In accordance with the SEC rules, UY Scuti Investments Limited is deemed to be UYSC’s Sponsor.

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by UYSC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

As of September 5, 2024, the Sponsor held an aggregate of 1,437,500 Founder Shares, which were acquired for an aggregate purchase price of $25,000.

Simultaneously with the closing of UYSC’s IPO, the Sponsor purchased a total of 240,848 Private Units for an aggregate purchase price of $2,408,480.

UYSC has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of [●], 2026, there were $[ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Class A Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director or officer of UYSC maintains a positive rate of return on its/ his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Sponsor and UYSC’s officers and directors will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Sponsor and UYSC’s directors and officers hold 1,678,348 UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being UYSC Ordinary Share’s closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Class A Ordinary Shares owned by the Sponsor and UYSC’s directors and officers would be $[ ] and the such persons would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[ ] per PubCo Ordinary Share.

In order to finance transaction costs in connection with an intended initial business combination, UYSC’s Initial Shareholders, officers and directors and their affiliates may, but are not obligated to, loan UYSC funds as may be required. Such loans would be evidenced by promissory notes. In the event that UYSC is unable to consummate an initial business combination, UYSC may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. If UYSC consummates an initial business combination, the notes would either be paid upon consummation of the initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of the business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if the full amount of notes are issued and converted).

On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and was initially repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Amended Sponsor Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026, the principal amount due and owing under the Sponsor 2025 Note was $469,053.

The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Public Shareholders of UYSC. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Other Financing Transactions

On March 31, 2026, the Sponsor’s designee, Sun Peisha, caused the first extension fee of $450,000 to be deposited into the Trust Account. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note provides that the outstanding principal shall be repaid on the date on which UYSC consummates the Business Combination with such outstanding principal being converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share of UYSC and one right to receive one-fifth of one ordinary share of UYSC, resulting in the holder of the Extension Note being entitled to receive a total of 54,000 Class A ordinary shares.

On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the second three-month extension period.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the SPAC Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that the directors and officers of UYSC have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

●	The Sponsor and UYSC’s directors and officers have waived their rights to redeem their UYSC Ordinary Shares (including shares underlying UYSC Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if UYSC is unable to consummate a business combination. Accordingly, the UYSC Ordinary Shares, as well as the UYSC Units purchased by the Sponsor and UYSC’s officers and directors, will be worthless if UYSC does not consummate a business combination;

●	If an initial business combination is not completed by April 1, 2027 (assuming the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter), UYSC will be required to liquidate. In such event, the [__] shares of UYSC Ordinary Shares held by the Initial Shareholders, which were acquired prior to the IPO for an aggregate purchase price of $[25,000], or approximately $[__] per share, will be worthless. Such shares had an aggregate market value of approximately $[ ] based on the closing price of UYSC Ordinary Shares of $[ ] on Nasdaq as of [●], 2026;

●	If an initial business combination is not completed by April 1, 2027 (assuming the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter), the [__] Private Units purchased by the Sponsor for a total purchase price of [__], will be worthless. Such Private Units had an aggregate market value of approximately $[ ] based on the closing price of UYSC Units of $[ ] on Nasdaq as of [●], 2026. The Private Rights included in the Private Units, which had an aggregate market value of approximately $[ ] based on the closing price of UYSC Rights on Nasdaq as of [●], 2026, will be worthless;

●	Prior to the IPO, UYSC issued an aggregate of 1,437,500 shares of UYSC Ordinary Shares to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this prospectus, the Initial Shareholders hold an aggregate of 1,678,348 Founder Shares the purchase price of which was approximately $[__] per share. As a result, the Initial Shareholders will have rates of return on their respective investments which differ from the rate of return of UYSC shareholders who purchased UYSC Ordinary Shares at various other prices, including UYSC Ordinary Shares included in UYSC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an UYSC’s shareholder at the time of purchase of the UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of UYSC maintains a positive rate of return on its/ his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such UYSC’s shareholder purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,678,348 shares UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being UYSC Ordinary Share’ closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other shareholders of UYSC would only have a profit of $[ ] per PubCo Ordinary Share;

●	The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 5,750,000 UYSC Ordinary Shares for $57,500,000 before expenses, which discounts the existence and value of the UYSC Rights that were included along with the UYSC Ordinary Shares in the UYSC Units that were sold in the IPO for $10.00 per UYSC Unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of UYSC as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including the underwriters’ full exercise of their over-allotment option, counting the Sponsors’ investment and holdings and those of UYSC’s Public Shareholders, UYSC had a net tangible book value of $58,644,239 and 7,658,348 UYSC Ordinary Shares outstanding, or approximately $7.66 net tangible book value per share. As such, the Sponsor’s holdings and investment resulted in dilution of approximately $2.34 per UYSC Ordinary Share held by UYSC’s Public Shareholders.

●	The PubCo Class A Ordinary Shares to be held by the Sponsor and other officers and directors of UYSC following the Business Combination will be identical to the PubCo Class A Ordinary Shares to be held by UYSC’s Public Shareholders in every respect. Because only the 48,169 PubCo Class A Ordinary Shares to be issued in respect of the UYSC Rights held by the Sponsor will be new issuances, only those securities could result in additional material dilution to UYSC’s Public Shareholders, and because the Public Shareholders will also be issued UYSC Class A Ordinary Shares in respect of their UYSC Rights, in the same proportion or greater than that of the Sponsor, since Public Shareholders who redeem their UYSC Ordinary Shares will still keep and receive PubCo Class A Ordinary Shares in respect of their UYSC Rights, the issuance to Sponsor of PubCo Class A Ordinary Shares in respect of its UYSC Rights could reasonably be seen as not causing any additional substantial dilution to the UYSC Public Shareholders.

●	Additionally, as of June 30, 2026, a total of $150,000 of service fees have been accrued by UYSC for services rendered by the Sponsor pursuant to an administrative services agreement between UYSC and the Sponsor. Finally, if the Sponsor was to loan any amount(s) to UYSC and/or incur any fees or out-of-pocket expenses on UYSC’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and UYSC failed to complete an initial business combination before its deadline pursuant to the Current Charter, as may be amended to extend such date, such amounts would be forfeited. As of the date of this proxy statement/prospectus, the principal amount due and owing under loans to the Sponsor was approximately $[●] and, as of June 30, 2026, there were $[●] of fees due or other out-of-pocket expenses to be repaid by UYSC to the Sponsor. On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and was initially repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note and issued the Amended Sponsor Note to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026, the principal amount due and owing under the Sponsor 2025 Note was $469,053.

●	As of date of this proxy statement/prospectus, [*] 2026, aside from pending repayments of the Amended Sponsor Note balance, there were no out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement;

●	As a result of the interests of the Initial Shareholders in UYSC’s securities, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to UYSC’s shareholders, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to affect UYSC’s initial business combination;

●	The exercise of UYSC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest; and

●	If the Business Combination with Isdera Group is completed, Isdera Group will have the right to designate four members of the of PubCo Board, and UYSC will have the right to designate one member of PubCo Board.

Recommendations of the Board to the Shareholders of UYSC

After consulting with UYSC’s management, the Sponsor, and legal advisors, the UYSC Board unanimously approved the execution of the Original Merger Agreement on July 18, 2025. Further, the UYSC Board unanimously approved the execution of the First Amendment, which was entered into on September 22, 2026. In making its determination with respect to the transactions contemplated thereby, the UYSC Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the complexity and variety of such factors, the UYSC Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors that the Board considered in reaching its determination and supporting its decision. The UYSC Board viewed its decision as being based on all of the information available and the factors presented to and considered by the UYSC Board.

All UYSC’s non-employee directors approved the Business Combination. No member of the UYSC Board voted against or abstained from voting on the Business Combination. There are no agreements, arrangements or understandings of any nature among our Sponsor and UYSC, or UYSC’s officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Such determination is solely within the discretion of the UYSC Board.

Before reaching its decision, the UYSC Board discussed the results of the due diligence conducted by UYSC’s management and their advisors, which included:

●	Legal due diligence conducted by Beijing Dacheng Law Offices LLP (Shanghai); and financial due diligence conducted by Beijing Zhicheng Lixin Financial Consulting Co., Ltd. In addition, following the execution of the Merger Agreement, the UYSC Board received the fairness opinion prepared by King Kee Appraisal and Advisory Limited. The UYSC Board considered a number of factors pertaining to the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following: satisfaction of several of UYSC’s initial acquisition criteria, favorable prospects for future revenue and earnings growth, unique position in the automotive landscape, and the experienced and committed management team and board of Isdera Group. Please refer to “Proposal No. 2 – The Acquisition Merger Proposal - Basis for UYSC Board’s Recommendation – Valuation Analysis and Fairness Opinion” for further discussions.

Based on the selection criteria for opportunities as described above, the Board recommends that the shareholders of UYSC vote:

●	FOR the SPAC Merger Proposal;

●	FOR the Acquisition Merger Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the PubCo Charter Proposal;

●	FOR the Adjournment Proposal.

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Extraordinary General Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) UYSC’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination. These risks include (among others) the following:

Risks Related to Isdera Group’s Business and Industry

●	The automotive market is highly competitive, and we may not be successful in competing in this industry. See Page 32.

●	Isdera Group requires a significant amount of capital to fund its operations and growth. If Isdera Group cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected. See Page 33.

●	We have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risks of investment. See Page 33.

●	We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general. See Page 34.

●	We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. See Page 34.

●	We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern. See Page 35.

●	Forecasts and projections of our operating and financial results rely in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from those forecasted or projected. See Page 36.

●	We have not received any orders for our vehicles because we are still developing a functional prototype. See Page 37.

●	We have only generated minimal revenues from operations to date and will depend on revenues generated from a limited number of vehicle models. See Page 37.

●	Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business. See Page 37.

●	Our vehicles are subject to homologations and motor vehicle safety standards and the failure to acquire homologations or satisfy mandated safety standards in jurisdictions we operate would materially and adversely affect our business and results of operations. See Page 38.

●	Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt luxury electric vehicles, which is associated with consumers’ demand for automobile and luxury vehicles, and adoption of new energy vehicles. See Page 39.

●	Our sales depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts and others within our industry. See Page 40.

●	Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in electric vehicle technology may materially and adversely affect the demand for our electric vehicles. See Page 40.

●	We are dependent on suppliers, many of whom are our single source suppliers for the components they supply. See Page 40.

●	We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles. See Page 41.

●	The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition. See Page 42.

●	We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk. See Page 42.

●	We may be unable to adequately control the costs associated with our operations. See Page 44.

●	If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully. See Page 44.

●	Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends. See Page 44.

●	If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity. See Page 45.

●	We may not be able to expand our physical sales network cost-efficiently. Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. See Page 45.

●	Our vehicles may not perform in line with customer expectations and may contain defects. See Page 46.

●	Our vehicles currently make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame. See Page 46.

●	We may face challenges providing our charging solutions. See Page 46.

●	Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our brand, business and reputation may be materially and adversely affected. See Page 47.

●	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. See Page 47.

●	We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects. See Page 47.

●	We do not currently provide any product warranties, and any warranty program we may implement in the future, including any warranties required under PRC law, may expose us to significant costs and risks. See Page 48.

●	If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business. See Page 48.

●	Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business. See Page 48.

●	We retain certain information about our customers, which may subject us to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in various jurisdictions we operate. See Page 48.

●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results, and prospects. See Page 50.

●	Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs. See Page 50.

●	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations. See Page 51.

●	We currently do not carry any commercial insurance, which could expose us to significant costs and business disruption. See Page 52.

●	We may in the future enter into strategic alliances or other arrangements with third parties, which could subject us to risks and uncertainties. See Page 52.

●	Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services. See Page 53.

●	As an automobile developer, we are subject to various environmental laws and regulations in jurisdictions we operate that could impose substantial costs upon us. See Page 53.

●	We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of such proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition. See Page 53.

●	Our revenues and financial results may be adversely affected by economic slowdown globally and in any jurisdictions we operate. See Page 54.

●	Heightened tensions in international relations may adversely impact our business, financial condition, and results of operations. See Page 54.

●	We may have exposure to greater than anticipated tax liabilities. See Page 55.

●	Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business. See Page 55.

●	Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services. See Page 56.

●	We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation. See Page 56.

●	We have not obtained the approvals, licenses, or filings required by PRC authorities to manufacture or sell vehicles, and there is no assurance that we will be able to obtain them. See Page 57.

Risks Related to Doing Business in China

●

Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA. See Page 58.

●	Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities. See Page 60.

●	Uncertainties with respect to the Chinese legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us. See Page 60.

●	Additional disclosure requirements and regulatory scrutiny may be adopted by the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult. See Page 61.

●	We are subject to extensive regulations in China, which affect our operations, and could result in material changes in our operations and the value of UYSC Ordinary Shares. See Page 61.

●	The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities. See Page 62.

●	Additional Regulations under PRC Law Relating to Data Security and Confidentiality and Archives Management may subject us to additional compliance requirements in the future. See Page 63.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See Page 64.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Page 66.

●	Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment. See Page 66.

●	Fluctuations in exchange rates could result in foreign currency exchange losses. See Page 67.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations. See Page 67.

●	China’s M&A Rules and certain other regulations establish more complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See Page 68.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. See Page 68.

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of PubCo’s securities, including causing the value of such securities to significantly decline or become worthless. See Page 68.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See Page 69.

●	The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval. See Page 70.

●	Under the PRC Enterprise Income Tax Law, PubCo may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCo and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment. See Page 71.

●	Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance. See Page 71.

●	We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. See Page 72.

●	We rely on dividends and other distributions on equity paid by our PRC Operating Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Operating Entities to make payments to us could have a material and adverse effect on our ability to conduct our business. See Page 73.

●	Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. See Page 73.

●	The Chinese government may intervene or influence our operations at any time, which could result in a material change to our business and/or the value of the securities we are registering. See Page 73.

●	Recent statements by the Chinese government indicate an intent to exert more oversight and control over overseas offerings and foreign investments in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See Page 74.

●	Isdera Group may be subject to penalties for failing to register the lease with the Chinese real estate administration department. See Page 74.

●	Some of our leasehold interests may be defective, which may challenge or affect our right to use the leased properties. In addition, we have not completed registration procedures in respect of our leased properties with the relevant PRC authorities. See Page 75.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See Page 76.

Risks Related to UYSC and the Business Combination

●	requirement to liquidate the Trust Account if UYSC cannot consummate an initial business combination by April 1, 2027 (assuming the Business Combination period is extended in full in accordance with the terms of UYSC’s Current Charter). See Page 76.

●	a substantial majority of our Public Shareholders may redeem their Public Shares. See Page 81.

●	redemption of Public Shares may not put a shareholder in a better economic position. See Page 85.

●	the requirement to tender shares in order to seek redemption. See Page 76.

●	third party claims could reduce the proceeds held in the Trust Account. See Page 77.

●	distributions to shareholders of UYSC could be viewed as an unlawful payment. See Page 77.

●	UYSC’s due diligence investigation of Isdera Group may not be adequate. See Page 78.

●	risks and uncertainties in not going through a traditional underwritten initial public offering. See Page 86.

●	Initial Shareholders will vote in favor of the Proposals, regardless of how Public Shareholders vote. See Page 86.

●	possibility of expensive shareholder litigation and regulatory inquiries. See Page 87.

●	Initial Shareholders may have a conflict of interest since they will not participate in liquidation distribution. See Page 78.

●	Sponsor, executive officers, directors and certain affiliates may have interests that are different from, or in addition to, your interests as a shareholder. See Page 78.

●	redeeming shareholders must comply with specific requirements. See Page 78.

●	redeeming shareholders may be unable to sell their shares if the Business Combination is not consummated. See Page 79.

●	the fairness opinion obtained by the UYSC Board will not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion. See Page 77.

●	exercise of existing registration rights could adversely affect the market price of PubCo Ordinary Shares. See Page 79.

●	Business Combination’s benefits may not meet the expectations of financial or industry analysts. See Page 87.

●	costs incurred in connection with the Business Combination will reduce the cash available. See Page 81.

●	pro forma financial information may not be indicative of actual financial condition or results of operations. See Page 87.

●	termination of the Merger Agreement could negatively impact UYSC. See Page 87.

●	potential waiver of some conditions to the Business Combination without shareholder approval. See Page 81.

●	having a minority share position may reduce your influence on the management of PubCo. See Page 82.

●	any purchases of Public Shares by UYSC’s affiliates will increase the likelihood of approval of the Proposals and may affect the market price of UYSC’s securities. See Page 88.

Risks Relating to the Financial Projections

●	no assurance regarding the ultimate performance of Isdera Group compared to the financial projections. See Page 89.

●	potential adverse impact on PubCo’s financial condition and prospects due to a decline in financial forecast or the failure of actual financial results of Isdera Group to meet the forecasted results. See Page 91.

Risks Related to PubCo’s Securities

●	no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares. See Page 92.

●	price volatility of PubCo’s shares. See Page 92.

●	sale or availability for sale of substantial amounts of PubCo’s shares. See Page 93.

●	potential dilution for existing shareholders upon PubCo’s issuance of additional shares. See Page 93.

●	potential treatment of PubCo as a passive foreign investment company. See Page 100.

●	the PubCo Amended and Restated Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against PubCo’s directors and officers. See Page 98.

●	anti-takeover provisions contained in the PubCo Amended and Restated Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt. See Page 95.

●	exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company. See Page 98.

●	difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo or its management named in the proxy statement/prospectus based on foreign laws. See Page 98.

●	significant redemptions could cause the PubCo Ordinary Shares to become less liquid. See Page 81.

●	ability to meet the initial listing requirements to be listed on Nasdaq or maintain the listing of its securities on Nasdaq in the future See Page 101.

●	exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to PubCo’s status as a “controlled company. See Page 101.

Risks Related to PubCo

●	Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it was a domestic issuer. See Page 96.

●	Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them. See Page 96.

●

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer. See Page 96.

●

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards. See Page 97.

●

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands laws. See Page 97.

●

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against PubCo or its management named in this proxy statement/ prospectus based on foreign laws. See Page 98.

●

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors. See Page 98.

●	Failure to implement enhanced internal controls over financial reporting could have a material adverse effect on our business, operating results and share price. See Page 99.

Recent Events

Appointment of New Executive Officers

On March 27, 2026, UYSC received a letter of resignation from Shaokang Lu, who was serving as its Chief Financial Officer. In his resignation letter, Mr. Lu resigned from his position of Chief Financial Officer effective March 27, 2026. On April 5, 2026, UYSC’s Board of Directors appointed its Chief Investment Officer, Ms. Jiawen Zhao, as interim Chief Financial Officer, effective immediately.

On August 6, 2026, UYSC received a letter of resignation from Jialuan Ma, who was serving as its Chief Executive Officer and a member of its Board, tendering her resignation from her positions as Chief Executive Officer and a member of the Board, effective August 6, 2026. On August 8, 2026, the Board approved the appointment of Qunxue Yin to serve as the Chief Executive Officer and Chairman of the Board, effective immediately.

2026 Extraordinary General Meeting

On March 31, 2026, UYSC held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, holders of UYSC’s Ordinary Shares considered three proposals:

(i) a proposal, by special resolution, to amend UYSC’s Second Amended and Restated Memorandum and Articles of Association (the “Charter”) to extend the date by which UYSC must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, provided that the Sponsor or its designees cause to be deposited to the Trust Account the amount provided for in the Trust Agreement and that the Charter be amended to provide that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Charter Amendment Proposal”);

(ii) a proposal, by at least fifty percent (50%) of the outstanding UYSC Ordinary Shares, to amend the Investment Management Trust Agreement, dated as of March 31, 2025, with Continental Stock Transfer & Trust Company (the “Trust Agreement”), to extend the period of time within which it must complete a business combination from two times, each by an additional three-month period to October 1, 2026, to a total of four times, each by an additional three-month period (each an “Extension Period”), or April 1, 2027, provided that the Sponsor and/or its designees deposit $450,000 into UYSC’s Trust Account for each Extension Period and to provide that (x) if the extension fee is not timely deposited into the Trust Account, UYSC shall have a period of thirty (30) days to pay any applicable past due payment for the extension fee and if it fails to make any applicable past due payment during the cure period, then it shall promptly liquidate the Trust Account and the property in the Trust Account shall be distributed to the public shareholders and (y) that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Trust Amendment Proposal”); and.

(iii) a proposal, by ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary (the “Adjournment Proposal”).

UYSC’s shareholders approved each of the proposals presented at the Extraordinary General Meeting. However, as there were sufficient votes to approve the Charter Amendment Proposal and the Trust Amendment Proposal, the adjournment of the Extraordinary General Meeting was neither necessary nor appropriate and therefore was not implemented. In connection with the shareholder votes at the Extraordinary General Meeting, holders of 2,437,288 UYSC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25,302,078 was removed from the Trust Account to pay such holders. Following these redemptions, UYSC had 5,221,060 Ordinary Shares, including 3,312,712 Public Shares, outstanding.

Amendment of Sponsor Note

On September 12, 2025, UYSC issued an unsecured promissory note in the principal amount of up to $1,000,000 to the Sponsor. The Sponsor 2025 Note bears no interest and provided that UYSC shall repay the principal balance on the earlier of: (i) March 31, 2026 or (ii) the date on which it consummates a business combination. Further, at any time prior to payment of the Sponsor 2025 Note, the Sponsor may elect to convert the outstanding principal balance into units of UYSC’s securities at a conversion price equal to $10.00 per unit, with each unit consisting of one ordinary share and one right to receive one-fifth of one ordinary share. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note.

Extension Payment Loans

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a Business Combination for the first three-month extension period. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note bears no interest and provides that UYSC shall repay the outstanding principal on the date on which it consummates the Business Combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one UYSC Ordinary Share of and one right to receive one-fifth of one UYSC Ordinary Share.

On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the second three-month extension period.

Joinder Agreement and First Amendment to Original Merger Agreement

On September 22, 2026, UYSC, Isdera Group, PubCo, Merger Sub, and certain other necessary parties to the Original Merger Agreement entered into the Joinder Agreement that resulted in each of PubCo and Merger Sub becoming parties to the Original Merger Agreement. Thereafter, on September 22, 2026, UYSC, Isdera Group, PubCo, Merger Sub and certain other parties to the Original Merger Agreement entered into the First Amendment. Pursuant to the First Amendment, the parties agreed to adjust the definition of Company Net Value as provided for in the Original Merger Agreement from $100,000,000,000 to $920,000,000 and to make a number of additional corresponding revisions to the Original Merger Agreement and its schedules to reflect the agreement among the parties to adjust the valuation of Isdera Group to $920,000,000.

SELECTED HISTORICAL FINANCIAL INFORMATION OF UYSC

UYSC is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. UYSC’s balance sheet data as of June 30, 2026, March 31, 2026 and March 31, 2025, and the statement of operations data for the three months ended June 30, 2026 and 2025 and for the fiscal year ended March 31, 2026 are derived from UYSC’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

UYSC’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with UYSC’s financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UYSC” and other financial information contained elsewhere in this proxy statement.

Selected Historical Financial Information of Statements of Operations

	For the Three Months Ended June 30, 2026 (Unaudited)	For the Three Months Ended June 30, 2025 (Unaudited)	For the Fiscal Year Ended March 31, 2026 (Audited)
Loss from operations	$(137,975)	$(234,453)	$(1,414,260)
Interest and dividends earned in Trust Account	$302,840	$566,531	$2,197,604
Net income (loss)	$164,865	$332,078	$783,344

Redeemable ordinary shares, basic and diluted	3,475,198	5,691,280	5,735,481
Non-redeemable ordinary shares, basic and diluted	1,908,348	1,904,952	1,907,508
Redeemable ordinary shares, basic and diluted net income per share	$0.11	$0.13	$0.46
Non-redeemable ordinary shares, basic and diluted net loss per share	$(0.11)	$(0.22)	$(0.99)

Selected Historical Financial Information of Balance Sheets

	June 30, 2026 (Unaudited)	March 31, 2026 (Audited)	March 31, 2025 (Audited)
Current assets	$51,307	$8,846	$239,316
Total assets	$35,649,744	$60,156,450	$239,316
Current liabilities	$1,691,453	$1,060,945	$377,584
Total liabilities	$1,691,453	$1,060,945	$377,584
Ordinary shares subject to possible redemption	$35,598,437	$60,582,006	$-
Total shareholders’ deficit	$(1,640,146)	$(1,036,501)	$(138,268)

Selected Historical Financial Information of Statements of Cash Flows

	For the Three Months Ended June 30, 2026 (Unaudited)	For the Three Months Ended June 30, 2025 (Unaudited)	For the Fiscal Year Ended March 31, 2026 (Audited)
Net cash used in operating activities	$(39)	$(570,078)	$(843,315)
Net cash used in investing activities	$(26,202,151)	$(57,500,000)	$(57,500,000)
Net cash provided by financing activities	$26,202,151	$58,334,940	$58,334,940
Net (decrease) increase in cash	$(39)	$264,862	$(8,375)
Cash at beginning of period	$8,846	$17,221	$17,221
Cash at end of period	$8,807	$282,083	$8,846

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF Isdera group

Isdera Group is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. Isdera Group’s balance sheet data as of March 31, 2026 and 2025, and the statement of operations data for the year ended March 31, 2026 and 2025 are derived from Isdera Group’s audited combined financial statements included elsewhere in this proxy statement/prospectus.

Isdera Group’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with Isdera Group’s financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group” and other financial information contained elsewhere in this proxy statement.

Selected Historical Financial Information of Combined Statements of Operations

	For the Fiscal Years Ended March 31,
	2026	2025
Total operating expenses	$(4,000,071)	$(3,106,745)
Total other expenses, net	$(325,568)	$(247,419)
Net loss	$(4,325,639)	$(3,354,164)

Selected Historical Financial Information of Combined Balance Sheets

	March 31, 2026	March 31, 2025
Current assets	$381,525	$4,175,232
Total assets	$8,954,480	$10,742,373
Current liabilities	$11,381,363	$8,661,820
Total liabilities	$12,076,321	$10,032,634
Total Isdera Group Limited Shareholders’ deficits	$(7,150,567)	$(3,710,683)
Non-controlling interests	$4,028,726	$4,420,422
Total shareholders’ equity (deficits)	$(3,121,841	$709,739
Total liabilities and shareholders’ equity (deficits)	$8,954,480	$10,742,373

Selected Historical Financial Information of Combined Statements of Cash Flows

	For the Years Ended March 31,
	2026	2025
Net cash used in operating activities	$(3,604,875)	$(1,248,114)
Net cash provided by (used in) investing activities	879,346	(6,103,459)
Net cash provided by financing activities	893,154	8,613,338
Effect of Exchange rate on cash and cash equivalents	48,185	(107,652)
Net change in cash and cash equivalents	(1,784,190)	1,154,113
Cash and cash equivalents at beginning of the year	1,808,169	654,056
Cash and cash equivalents at end of the year	$23,979	$1,808,169

COMPARATIVE PER SHARE INFORMATION

The following comparative historical and unaudited pro forma per share financial information presented below sets forth historical comparative share information for Isdera Group and UYSC as well as unaudited pro forma combined share information after giving effect to the Transactions described in “Unaudited Pro Forma Condensed Combined Financial Information.”

The pro forma earnings information for the year ended March 31, 2026, were computed as if the Business Combination had been completed on March 31, 2026. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, the historical financial statements of Isdera Group and UYSC, related notes thereto included elsewhere in this proxy statement/prospectus, the Merger Agreement, as well as the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UYSC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group.” The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period.

The unaudited pro forma per share financial information is for illustrative purposes only, and is based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination.

The unaudited pro forma per share financial information contained herein assumes that the Public Shareholders approve the Business Combination. UYSC cannot predict how many of its Public Shareholders will exercise their right to redeem their Public Shares for cash. Therefore, the following tables present unaudited pro forma per share financial information after giving effect to the Business Combination presented under two scenarios:

●	Assuming No Redemptions (Scenario 1): assuming no other UYSC Public Shareholders exercise Redemption Rights with respect to their ordinary shares upon the consummation of the Transactions; and

●	Assuming Maximum Redemptions (Scenario 2): assuming UYSC Public Shareholders will exercise their Redemption Rights with respect to 4,356,753 ordinary shares upon consummation of the Transactions.

			Combined Pro Forma
	UYSC (Historical)	Isdera Group (Historical)	Assuming No Redemptions (Scenario 1)	Assuming 100% Redemptions (Scenario 2)
As of and for the year ended March 31, 2026, for UYSC and Isdera Group
Shares outstanding:
Weighted average shares outstanding	7,642,919	-	-	-
Post-Combination weighted average shares outstanding	-	-	115,673,229	113,753,764
Net income (loss) per ordinary share:
Basic and diluted net income (loss) per share	$0.10	-	$(0.46)	$(0.47)

SECURITIES AND DIVIDENDS

UYSC’s units, Ordinary Shares and rights are each quoted on the Nasdaq, under the symbols “UYSCU”, “UYSC”, and “UYSCR”, respectively. Each unit consists of one share of Ordinary Shares and one-fifth (1/5th) of one right to receive one share of Ordinary Shares upon the consummation of an initial business combination. The units commenced trading on Nasdaq on April 1, 2025. UYSC’s Ordinary Shares and public rights underlying the units sold in the IPO commenced separate trading on May 27, 2025.

UYSC has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo Board. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Isdera Group’s securities are not currently publicly traded. We are applying to list the PubCo Ordinary Shares on Nasdaq in connection with the Business Combination.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination. The value of your investment in PubCo following consummation of the Business Combination will be subject to the significant risks affecting PubCo and Isdera Group. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UYSC” as well as the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus and before making a decision to invest in PubCo’s securities. The risks associated with Isdera Group, UYSC, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to Isdera Group, UYSC, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of Isdera Group and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of Isdera Group and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and prospects.

Unless the context otherwise requires, references to the “Company”, “we”, “us” and “our” in this section generally refer to Isdera Group or, from and after the Business Combination, PubCo.

Risks Related to Isdera Group’s Business and Industry

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The global automotive market is highly competitive and has historically been associated with significant barriers to entry, including large capital requirements for and investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and designing stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. We have strategically entered into the luxury automotive market, and we face a variety of added challenges that a traditional automobile designer and manufacturer would not encounter, including small batch production and new material applications. We expect the luxury automotive market segment to become even more competitive in the future as additional players enter into this segment. We compete with competitors all around the world.

Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory support for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, local protectionism, brand recognition product quality and performance, technological innovation, product design and styling, pricing, safety, and customer service. Increased competition may lead to lowered vehicle unit sales and increased inventory, which may adversely affect our business, financial condition, operating results, and prospects. Our ability to successfully overcome the industry barriers of and compete in our market will be fundamental to our future success in both existing and new markets as well as our market share. There can be no assurance that we will be able to successfully overcome the industry barriers of our markets and compete within. If our competitors introduce new cars or services that successfully compete with or surpass the quality or performance of our cars or services at more competitive prices, we may be unable to satisfy existing customers’ demands or attract new customers at such prices and levels and our business, financial condition, results of operations, and prospects will be affected.

Isdera Group requires a significant amount of capital to fund its operations and growth. If Isdera Group cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

Isdera Group requires a significant amount of capital and resources for its operations and continued growth. Isdera Group expects to make significant investments to develop new operating capabilities and technology, which are fundamental to Isdera Group’s business operations and future growth. However, Isdera Group cannot assure you that these investments will generate optimal returns, if at all. In addition, there is no minimum net tangible asset requirement or minimum cash condition required in the Merger Agreement and accordingly, upon the Closing of the Business Combination, Isdera Group may not have immediate access to capital to fund its operations and growth. To date, Isdera Group has historically funded its cash requirements primarily through the issuance of ordinary shares, cash generated by operations. If these resources are insufficient to satisfy Isdera Group’s cash requirements, Isdera Group may seek to raise funds through additional equity offering, debt financing or additional bank facilities. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. Isdera Group’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, macro-economic and other conditions. If Isdera Group cannot obtain sufficient capital on acceptable terms to meet its capital needs, Isdera Group may not be able to execute its growth strategies, and Isdera Group’s business, financial condition, and prospects may be materially and adversely affected.

We have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risks of investment.

Isdera Group’s PRC Operating Entities focus on large-scale automobile design in the People’s Republic of China. Due to its limited operating history, it may be difficult to evaluate the current business and our prospects. Established in 2020, Xinghui Technology builds on years of industry experience and expertise in designing of automobiles. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, managing a complex regulatory landscape and developing and maintaining our network of suppliers. These risks are exacerbated by the additional requirements, and associated costs of compliance, which we face as a publicly traded company. We may also face challenges in scaling our supply chain in a cost-effective manner, as we will rely on contracting with our suppliers, in order to meet the needs of our customers. We may not be able to fully implement or execute our business strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects will depend heavily on our ability to maintain and strengthen the “Isdera” brand associated with design, sustainability, and technological excellence. From 2021 to 2023, Yingzi (Shanghai) Automobile Technology Co., Ltd. (“Yingzi Shanghai”) and its indirect minor shareholder Isdera AG entered into several agreements pursuant to which Isdera AG transferred several trademarks, including the “ISDERA” mark, to Yingzi Shanghai. Subsequently, in 2024, Yingzi Shanghai transferred these trademarks to Xinghui Technology. Therefore, we are entitled to use the “ISDERA” mark for specified vehicles, parts, after-sales services, and certain related products. There is no assurance that our vehicles will maintain and strengthen a reputation comparable to that of Isdera’s sports vehicle segment. If we fail to do so we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, events, and advertising. Such efforts may not achieve the desired results. If we do not maintain and strengthen a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

Licensing of trademarks involves complex legal and business issues. Disputes may arise regarding trademarks subject to such licensing agreement, including (i) the scope of rights granted under such license agreement and other interpretation-related issues; and (ii) our diligence obligations under the license agreement and what activities satisfy those diligence obligations. If disputes over trademarks that we have or may in the future license prevent or impair our ability to maintain our current or future licensing arrangements on acceptable terms, we may be unable to successfully commercialize the affected products. We are generally also subject to all of the same risks with respect to protection of trademarks that we may license as we are for trademarks that we own. If we or any of our current or future licensors fail to adequately protect these trademarks, our ability to commercialize our products could suffer.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. For example, from time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. Such allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal or administrative actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the EV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm customer perceptions of, and confidence in, our brand. Perceived or actual concerns about battery deterioration that are often associated with EVs could also negatively impact customer confidence in battery electric vehicles (“BEVs”) in general and our vehicles in particular. If we are unable to maintain and strengthen our reputation or further strengthen our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

Xinghui Technology was established in 2020. There is limited historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver our products to customers. To date, we have no automobile manufacturing experience and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of high-quality automobiles to achieve our targeted production volume are and will be subject to risks, including with respect to:

●	delays in our EV technology development;

●	lack of necessary funding;

●	delays or disruptions in our supply chain;

●	quality control deficiencies;

●	inability to adapt to changing market conditions and manage growth effectively;

●	incompliance with environmental, workplace safety, and regulations; and

●	cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than originally planned, which would require us to invest to a larger extent in research and development. We cannot assure you that facelifts on our current and future models will appeal to our customers as we expect, or that any introduction of new models or facelifts will not adversely affect the sales of existing models.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. See also “Summary of Risk Factors — Risks Related to Isdera Group’s Business and Industry  —  We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.” Any delay in the development, manufacturing, and delivery of our current or future models, or in performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.

We have not been profitable since our inception. For instance, for the period ended March 31, 2026 and 2025, we incurred net loss of $4.3 million and $3.4 million, respectively. Historically, we relied principally on proceeds from the related party borrowings to finance our operations and business expansion. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include but are not limited to obtaining additional loans from banks or related parties and renewal of existing loans when they are due and improving operational efficiency to grow revenues and control expenses. The feasibility of such plan is contingent upon many factors out of our control and is highly uncertain and difficult to predict. We may also seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all, and there could be potential significant negative impact on our ability to continue its operations.

The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease commitments, borrowings, and debts. We expect to continue to invest in the production ramp-up of our vehicle models, expansion of sales and servicing network, design and testing of new models, and research and development to further expand our business. These investments may not result in revenue increases or positive net cash flow on a timely basis, or at all. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us on reasonable terms or at all. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources.” The accompanying consolidated and combined financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We may not generate sufficient revenues and may incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

Forecasts and projections of our operating and financial results rely in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from those forecasted or projected.

Our operating results forecast relies in large part upon assumptions and analyses developed by our management and reflects current estimates of future performance, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected. We believe that the assumptions in the forecasts and projections were reasonable at the time such information was prepared, given the information we had at the time. In particular, the prospective financial information was prepared by our management based on estimates and assumptions believed to be reasonable with respect to the expected future financial performance, which do not take into account any circumstances or events occurring thereafter. This prospective financial information incorporates certain financial and operational assumptions, including, but not limited to, future industry performance, general business, economic, market and financial conditions, and matters specific to our business. In addition, such projections incorporate assumptions relating to (a) sales volumes, average selling prices and revenues, which could be significantly impacted by economic events and consumer demand for our vehicles; (b) our expectation to sell vehicles internationally, which could be impacted by trade policies, regulatory constraints and other factors; (c) our ability to maintain the strength of our brand; (d) our ability to manage costs of raw material and certain components and the associated manufacturing costs of our products and services; (e) projected growth in the luxury BEV market; and (e) our ability to satisfy delivery of our electric vehicles, and introduce new models, on the timeline and at the quantities planned.

However, the assumptions that underlie the prospective financial information are preliminary and there can be no assurance that our actual results will be in line with our expectations. The prospective financial information covers multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside our control, including, but not limited to those stated elsewhere in this “Risk Factors” section and the following:

●	whether we can obtain sufficient capital to sustain and grow our business;

●	our ability to manage growth;

●	whether we can manage relationships with key suppliers;

●	our ability to obtain necessary regulatory approvals;

●	market demand for our vehicles;

●	the timing and cost of new and existing marketing and promotional efforts;

●	competition, including established and future competitors;

●	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

●	the overall economy strength and stability globally and in jurisdictions we operate;

●	regulatory, legislative, and political changes; and

●	consumer spending habits.

The forecasts and projections also reflect assumptions as to certain business decisions that are subject to change. The forecasts and projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to the forecasts and projections, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of us. However, such information is not historically factual, should not be seen as guidance or relied upon as being necessarily indicative of future results.

The projections and forecasts were prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of our management. Specifically, our results forecast is based on projected purchase prices, unit costs for materials, manufacturing, packaging and logistics, warranty, sales, marketing and service, and our projected number of orders for the vehicles with factors such as industry cost benchmarks taken into consideration. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections and forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecasts and projections.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could turn out to be different than those anticipated, materially and adversely affect our business, prospects, financial results, and results of operations, and have an adverse impact on the market price of our financial position.

We have not received any orders for our vehicles because we are still developing a functional prototype

We have not received any orders for our vehicles because we are still developing a functional prototype. We are still in the development stage and have not yet produced a functional prototype of our electric luxury vehicle. As a result, we have not received any customer orders to date. Even if we are able to successfully complete and demonstrate a working prototype, there can be no assurance that potential customers will place orders for our vehicles, that we will be able to convert interest into binding sales, or that any orders we may receive will not be cancelled. Our inability to generate customer demand or secure orders in sufficient volume would materially and adversely affect our business prospects, financial condition and results of operations.

We have only generated minimal revenues from operations to date and will depend on revenues generated from a limited number of vehicle models.

We have not yet commercialized any of our vehicles and have only generated minimal revenues from operations. Our business will initially depend substantially on the sales and distribution of L’Aquila and the vehicle based on the second prototype, Andromeda, which is expected to be completed by the end of 2026. These vehicles are part of a planned series of vehicles that we intend to develop and commercialize over time. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we plan to introduce two new models in the near future, and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We are still in the process of developing our initial commercial production prototype vehicle, and we have not yet completed a functional prototype or delivered any vehicles to customers. While we intend to bring one or more vehicle models to market in the future, there can be no assurance as to when, or if, such launch will occur. Automobile manufacturers, particularly early-stage companies, often experience significant delays in the design, testing, certification, manufacture, and commercial release of new vehicle models. To the extent we experience delays in the launch of our vehicles, our growth prospects could be adversely affected as we may fail to generate market acceptance or capture market share. We also intend to periodically update, refresh, or improve our vehicles once launched, and any such efforts could also be subject to delay. Furthermore, we rely on third-party suppliers for many of the critical components and materials required to develop and manufacture our vehicles. If our suppliers encounter delays or are unable to provide the necessary components on acceptable terms, our ability to achieve timely production milestones would be negatively affected. Any delay in the development, manufacture, or launch of our vehicles, or in implementing planned updates once launched, could materially and adversely affect our reputation, our ability to generate demand, and our results of operations.

Our vehicles are subject to homologations and motor vehicle safety standards and the failure to acquire homologations or satisfy mandated safety standards in jurisdictions we operate would materially and adversely affect our business and results of operations.

All vehicles sold must comply with various standards governing the market in which the vehicles are sold. In particular, our vehicles must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions we plan to sell our vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. We have incurred, and expect to continue to incur, significant costs in complying with these regulations.

In the European Union (“EU”), vehicles must be type-approved under EU Regulation 2018/858, or the Whole Vehicle Type Approval, and must comply with vehicles safety standard under EU Regulation 2019/2144. In the U.K., vehicles must be type-approved under the GB Type Approval Scheme from February 1, 2024 or under the Provisional GB Type Approval Scheme up until February 1, 2024, and must conform with the EU Regulation 661/2009 which was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020. In the U.S., vehicles must be certified to meet all applicable Federal Motor Vehicle Safety Standards, federal bumper standards, and federal anti-theft standards issued and administered by the National Highway Traffic Safety Administration. In addition, each state in the U.S. may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. As of the date of this prospectus, our prototype has not received any type of approval in the EU, U.K., or the U.S.

In China, each vehicle model must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification (“CCC”), before we receive delivery of vehicles from the factory, import or sell such vehicles, or use such vehicles for commercial activities, and such certification is also subject to periodic renewal. We have not obtained the CCC for our prototype. Therefore, there is no guarantee that we will be able to obtain such certification in the future or to obtain CCC for our future vehicles. To the extent that it takes us longer to acquire or we eventually fail to acquire the CCC certification for any of our future vehicles or we are unable to renew the CCC certification for any vehicle, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations. Furthermore, the PRC government and issuing agencies of such certification may carry out supervisory activities on certified vehicles, including routine and unscheduled, and impromptu inspections. In the event that a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification could be revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in other commercial activities.

These laws and standards are subject to change from time to time, and we could become subject to additional safety regulations in jurisdictions we operate in the future, which would increase the effort and expense of compliance. To the extent that it takes us longer to acquire or we eventually fail to acquire or renew safety standard certification in jurisdictions we plan to sell any of our existing or future vehicles, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt luxury electric vehicles, which is associated with consumers’ demand for automobile and luxury vehicles, and adoption of new energy vehicles.

Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects, and operating results. A weak or uncertain macroeconomic environment, high or increasing inflation (including in relation to energy prices) and interest rates, stagnant or declining wages and restrictive lending policies may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing a new vehicle. Demand for our vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, and cost of fuel and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.

Our future growth also depends on consumers’ demand for luxury vehicles. The economic environment and macroeconomic conditions influence levels of disposable income and consumer spending, thereby impacting demand for luxury vehicles, and defer a purchase further or to purchase a more affordable model with fewer optional features at a lower price. Further, a weak or uncertain economic environment, especially when combined with low consumer confidence, may disproportionately reduce demand for luxury vehicles, due to the discretionary nature of such purchases. A decrease in potential customers’ disposable income or their financial flexibility, an increase in the overall cost of financing or consumer concerns about the social perception of purchasing luxury products will therefore generally have a negative impact on demand for our vehicles.

Demand for our luxury BEVs will also highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;

●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability;

●	the availability of new energy vehicles;

●	improvements in the fuel economy of traditional internal combustion engine (“ICE”);

●	the availability of service for electric vehicles;

●	the environmental consciousness of consumers;

●	access to charging stations, standardization of electric vehicle charging systems, and consumers’ perceptions about convenience and cost to charge an electric vehicle;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of non-polluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our luxury electric vehicles and use our services. If the market for luxury electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results will be affected.

Our sales depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts and others within our industry.

Consumers may be less likely to purchase our vehicles if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to our liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our vehicles, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including us, and further challenging customer, supplier and analyst confidence in our business prospects.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in electric vehicle technology may materially and adversely affect the demand for our electric vehicles.

We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry in various countries is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. Such changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Furthermore, we may be unable to keep up with changes in electric vehicle technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to equip our vehicles with the latest technology, in particular battery cell technology. Such upgrades could involve substantial costs and lower our return on investment for existing vehicles. There can be no assurance that we will be able to compete effectively with alternative vehicles or source and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the ICE, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, compressed natural gas may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.

Our success depends upon our manufacturing partners’ abilities to enter into new supplier agreements and maintain our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We rely on suppliers to provide key components and technology for our vehicles.

Many of our suppliers are currently single source suppliers for components of our vehicles, and we expect for this to be similar for any other future vehicle we may produce. While we try to obtain components from multiple sources whenever possible, similar to other automobile providers, many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages. To date, we have no qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, and results of operations. Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our existing and future vehicles may be time consuming and costly. For example, any type of supply chain disruption related to certain EV components could expose us to delayed deliveries and component shortages. There can be no assurance that our business, financial condition, and results of operations will not be materially and adversely affected by future supply chain disruptions. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects.

The supplier agreements for our current or future vehicles may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If the suppliers and strategic partners become unable to provide, or experience delays in, providing components or technology, or if the supplier agreements we have in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components or technology from our suppliers.

Further, we rely on the bargaining power of third-party suppliers derived from their volume and reputation in negotiating supply agreements for the production of our vehicles and we may be at a disadvantage due to our limited operating history as a standalone business. There is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be priced in manners that make it difficult for us to operate profitably.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

Significant costs are incurred related to procuring raw materials required to manufacture and assemble our vehicles. Various raw materials are used in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials, such as lithium, nickel, and cobalt, used in lithium-ion cells.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects.

We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions such as prohibition of forced labor and child labor, environmental protection and anti-corruption. However, violations of any of the foregoing by our major suppliers could have material impacts on our operations caused by supply chain disruptions and human-rights-based trade restrictions.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to, among other factors, the COVID-19 pandemic, an increase in global demand for personal computers for work-from-home economies, and controls and restrictions on the import or export of semiconductor chips imposed or intended to be imposed by the U.S. and various foreign governments. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased from limited sources although we reserve the flexibility to obtain the components from multiple sources. If the suppliers of the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.

We plan to conduct our business worldwide. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions, and the global nature of our business could have a material adverse effect on our business, financial condition, and results of operations. As a result, our business is and we expect that our business will be subject to a variety of risks and challenges associated with doing business internationally and entering into new markets, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

●	changes in, or impositions of, legislative or regulatory requirements on automotive industry and supply chain management;

●	issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas, and other trade barriers and restrictions, as well as overseas shipment schedules and custom clearance requirements and processes;

●	international economic and political conditions, and other political tensions between countries in which we do business;

●	burdens of conforming our vehicles to various international regulatory requirements where our vehicles are sold, and unexpected changes in such regulatory requirements and enforcement, in connection with type approval and safety;

●	data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations, among others;

●	complexities and difficulties in obtaining intellectual property protection and reduced protection for intellectual property rights in some countries;

●	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

●	conforming to foreign labor laws, regulations and restrictions;

●	local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;

●	establishing localized supply chains and managing international supply chain and logistics costs;

●	establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of our own charging networks;

●	difficulties attracting customers in new jurisdictions;

●	higher levels of credit risk and payment fraud;

●	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

●	disruptions of capital and trading markets and currency fluctuations;

●	management of tax consequences and compliance;

●	increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits; and

●	other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions.

If our sales are delayed or cancelled because of any of the above factors, our revenue may be adversely affected. In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. We may also face local protectionism in some of our target markets that could hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic automotive manufacturer. For example, in October 2023, the European Commission formally initiated an ex-officio anti-subsidy investigation on imports of BEVs for passengers originating in China. In July 2024, the European Commission imposed provisional countervailing duties on imports of BEVs from China. In May 2024, President Joe Biden directed the Office of the U.S. Trade Representative to add or increase tariffs on a range of goods originating from China, including EVs, and U.S. and tariffs on imports of EVs from China has quadrupled to 100%. Furthermore, in 2025, President Donald Trump imposed and expanded tariffs on Chinese-origin goods under a series of executive orders issued pursuant to the International Emergency Economic Powers Act (“IEEPA”). For example, beginning in February 2025, a ten percent (10%) additional duty was levied on certain imports from China, later raised to twenty percent (20%) in March 2025 and followed by broader ‘reciprocal tariffs’ announced in April 2025 covering a wide range of Chinese products. These measures, framed as part of a renewed effort to correct trade imbalances, extended and replaced prior Section 301 tariffs introduced during Trump’s first term. As a result, we may be required to increase the price of our products in Europe and the United States, which may decrease our sales, and our operations and planned future expansion in these regions may be materially and adversely affected. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing our first prototype, expanding our sales and servicing network. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, additional operating costs and expenses for production ramp-up, selling and distribution expenses as we continue to build our brand and market our vehicles, and additional costs associated with being a public company. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may also face increased costs in connection with the services we provide, including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, market, sell, and service our vehicles and provide services, or if the manufacturing of our vehicles could not be conducted in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our customers with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;

●	maintaining our capabilities to manufacture our vehicles;

●	managing a larger organization with a greater number of employees in different divisions;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, sales, and service facilities;

●	implementing and enhancing administrative infrastructure, systems, and processes; and

●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our sales network, and delivery and servicing centers. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be significantly different from what we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we may need to significantly reduce our spending, delay or cancel our planned investment or expansion activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations, and financial condition.

We may not be able to expand our physical sales network cost-efficiently. Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

Our distribution model is not common in the automotive industry today. In particular, in China, our vehicles are sold either directly to users (rather than through dealerships) or through city partners that act as our sales agents and collect sales commissions on such sales. We plan to further expand our physical sales network through a balanced combination of company-operated stores and partner stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing company-operated stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our company-operated stores.

Our direct-to-consumer approach to vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems as compared to the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels, and we may not be able to satisfy customer expectations.

We also leverage our network of city partners as a pipeline of potential sales partners. However, we may not be able to identify, attract, and retain a sufficient number of city partners with the requisite experience and resources to operate our partner stores. Our city partners are responsible for the day-to-day operation of their stores. Although we offer the same training and implement the same service standards for staff from both company-operated stores and partner stores, we have limited control over how our city partners’ businesses are run. If our city partners fail to deliver high quality customer service and resolve customer complaints in a timely manner, or if any of their misconduct damages our brand image and reputation, our business could be adversely affected. Furthermore, we may experience disagreements or disputes in the course of our relationship with our city partners or upon termination of our relationships with city partners, which may lead to financial costs, disruptions, and reputational harm.

Our vehicles may not perform in line with customer expectations and may contain defects.

Our vehicles may not perform in line with customer expectations. Any product defect or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, significant expenses including warranty claims, and other consequences that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our vehicles may have design and manufacturing defects. The design and manufacturing of our vehicles are complex and could have latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injury. Furthermore, our vehicles will use a substantial amount of third-party and in-house software code and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may only be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. While we have performed extensive internal testing on the software and hardware systems and we plan to do so on our future models, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles we design and produce on a timely basis, or at all.

In addition, we have limited operating history in testing, delivering, and servicing our vehicles. Although we have established rigorous protocols for each manual operational process, such as testing, vehicle delivery, and servicing of our vehicles, there may be instances of, operational mistakes, negligence, failures to follow protocols or other human errors by our employees or third-party service providers. Such human error could result in failure of our vehicles to perform or operate as expected. We cannot assure you that we will be able to completely prevent human errors.

In addition, if any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

We may face challenges providing our charging solutions.

Demand for our vehicles will also depend in part on the availability of charging infrastructure. Customers may charge through super charging stations provided by us third-party charging piles. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale.

We have very limited experience in the actual provision of our charging solutions to users and providing these services is subject to challenges, which include the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles during our charging services, and the potential for lack of user acceptance of our services. In addition, although the PRC government has supported the roll-out of a public charging network, the current charging facility infrastructure is generally considered to be insufficient. We face significant challenges as we roll out our charging solution, including access to sufficient charging infrastructure, obtaining any required permits, land use rights and filings, and, to a certain extent, such roll out is subject to the risk that the government support may discontinue.

In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our ability to generate customer loyalty and grow our business could be impaired by a lack of satisfactory access to charging infrastructure, demand for our vehicles may suffer, and our reputation and business may be materially and adversely affected.

Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our brand, business and reputation may be materially and adversely affected.

We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

In addition to our delivery and servicing centers, some of our after-sales services are carried out by third-party service providers. Some of these third-party service providers have limited experience in servicing EVs. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and paint shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our vehicles. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Our insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

Our vehicles are subject to recalls, which may cause adverse publicity, damage to our brand, and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

We do not currently provide any product warranties, and any warranty program we may implement in the future, including any warranties required under PRC law, may expose us to significant costs and risks.

Because we have not yet sold or delivered any vehicles, we do not currently provide any warranty program. If and when we officially launch and begin sales of our initial vehicle, we expect that we may need to implement a warranty program in line with industry practice and applicable legal requirements. However, the specific terms, scope, and duration of any such warranty program have not yet been determined and remain uncertain. In addition, under the laws and regulations of the PRC, automobile manufacturers are generally required to provide certain minimum warranty protections to consumers. Accordingly, if we commence sales in the PRC, we may be subject to statutory warranty obligations regardless of our own program design. Once we introduce a product warranty program, any warranty program—whether voluntary or legally mandated—will require us to make assumptions about the durability and reliability of our vehicles and their components, but we will have no historical experience to rely on in setting warranty reserves. If our vehicles fail to perform as expected, or if we encounter higher-than-anticipated warranty claims, we could face significant repair, replacement, or recall costs. Any such costs, whether arising from our own warranty commitments or from statutory minimum warranty requirements, could materially and adversely affect our financial condition, results of operations, and prospects.

If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Automobile enthusiasts may seek to modify our vehicles, including using third-party aftermarket products, to alter their appearance or change their performance, which could jeopardize vehicle safety systems. We do not test, nor do we endorse, such modifications or third-party products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would adversely affect our brand and harm our business, financial condition, results of operations, and prospects.

Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles’ functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future, and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

We retain certain information about our customers, which may subject us to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in various jurisdictions we operate.

We use our vehicles’ electronic systems to log, with necessary permission, certain information about each vehicle’s use in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our business. We have adopted strict information security policies and deployed advanced security measures to comply with these requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Further, such security measures of our contractors, consultants, and collaborators are also vulnerable to breakdown or other damage or interruption from such attacks.

Nonetheless, information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, if any of our employees’ accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be materially damaged. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.

Due to our data collection practices, products, services and technologies, we are subject to or affected by a number of laws and regulations in jurisdictions we operate, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and other third parties with whom we conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, the EU adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The U.K. adopted the GDPR as retained EU law at the end of the Brexit transition period, and a U.K.-specific General Data Protection Regulation, or the U.K. GDPR, which is based on the EU GDPR came into force from January 1, 2021. In the U.S., there is no overarching generally applicable federal law in the U.S. that governs personal data. Instead, more narrow and specific federal laws apply to the processing or other use or treatment of certain types of personal data, and U.S. Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, the overwhelming majority of states have enacted laws related to data privacy. For instance, California adopted the California Consumer Privacy Act of 2018, which became effective in January 2020. Other jurisdictions have begun to propose similar laws. Failure to comply with applicable cybersecurity, privacy, data protection and information security laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against us, which could result in substantial fines, damages and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits.

Compliance with applicable cybersecurity, privacy, data protection and information security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. In addition, changes in existing laws or regulations or adoption of new laws and regulations in these fields, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, and industry standards in jurisdictions we operate, or contractual obligations. Nonetheless, certain emerging laws and regulations in these fields are still subject to a high degree of uncertainty as to their interpretation and application.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations, which may in turn result in the suspension of our app and thus restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers.

We cannot assure you that we will or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results, and prospects.

Our growth depends significantly on the availability and extent of government subsidies, economic incentives, and government policies that support the growth of new energy vehicles.

We anticipate that our vehicles will benefit from government incentives once we launch operations overseas, such as in the EU and the U.K. In China, we also benefit from favorable government incentives and subsidies, including one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives, and government policies to support electric vehicles in any jurisdictions we operate could adversely affect the results of our operations. For example, China’s central government no longer provides subsidies for purchasers of certain NEVs after December 31, 2022. In addition, local subsidies for NEVs were required to be cancelled after June 25, 2019. If government incentives for electric vehicles gradually phase out in any jurisdictions we operate, there is no assurance that the alternative fuel vehicle industry generally or our electric vehicles in particular could maintain their competitiveness as compared to ICE vehicles.

Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the U.S.) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Historically, there had been a certain limit on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or 2021 Negative List, jointly promulgated by the MOFCOM and NDRC, on December 27, 2021, and became effective on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign new energy vehicle (“NEV”) competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations, and financial condition.

Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit trading scheme established by the MIIT. For further information relating to these credits, please refer to “Regulations Applicable to Isdera Group  — PRC Government Regulations — Favorable Government Policies Relating to New Energy Vehicles in mainland China — Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers.” Any changes in government policies to restrict or eliminate such credits trading could adversely affect our business, financial condition, and results of operations.

Such negative influence could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Regulations Applicable to Isdera Group —  PRC Government Regulations — Favorable Government Policies Relating to New Energy Vehicles in mainland China.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular.

Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our vehicles. Automotive manufacturers typically experience seasonality with comparatively low sales in the first quarter, and comparatively high in fourth quarter of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in certain regions may impact demand for our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models and have them manufactured, build and equip new manufacturing facilities to produce such components, open new retail stores and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our securities could fall substantially either suddenly or over time.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in any jurisdictions we operate, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a negative way. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

We currently do not carry any commercial insurance, which could expose us to significant costs and business disruption.

We currently do not carry any commercial insurance. A successful liability claim against us, regardless of whether due to injuries suffered by our customers, could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We may in the future enter into strategic alliances or other arrangements with third parties, which could subject us to risks and uncertainties.

From time to time, we may consider entering into strategic alliances, joint ventures, distribution arrangements, or minority equity investments with third parties to support our business development. Any such arrangements could involve a number of risks, including risks associated with sharing proprietary information, reliance on or non-performance by third parties, potential conflicts of interest, increased expenses associated with integration, and difficulties in realizing expected benefits or synergies. In addition, we may have limited ability to monitor or control the actions of these third parties. To the extent any such partner experiences operational difficulties, financial distress, negative publicity, or harm to its reputation, our business and reputation could be adversely affected by association. There can be no assurance that any alliances or arrangements we may enter into will achieve their intended objectives or will not result in unforeseen liabilities.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and clearances from government authorities for such acquisitions in order to comply with any applicable laws and regulations of mainland China, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the synergies or financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.

Our in-car technology system, that we intend to incorporate within our supercars in the future through contracting with third party suppliers, and other digitalized sales, service, customer relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. The occurrence of any of the foregoing events could result in damage to or failure of our systems. These risks may be heightened for operations at facilities outside of our direct control. Any network interruption or inadequacy that causes interruptions to our products or the access to our product operating systems, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our user satisfaction, which, in turn, will adversely affect our reputation, user base and future operations, and financial condition. Our data centers are also subject to break-ins, sabotage, hackings, malfunctions, loss or corruption of data, software, hardware or other computer equipment, the intentional or inadvertent transmission of computer viruses, software errors, malware, security attacks, fraud, and intentional or accidental human actions or omissions, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

As an automobile developer, we are subject to various environmental laws and regulations in jurisdictions we operate that could impose substantial costs upon us.

As an automobile developer, our operations are potentially subject to various environmental laws and regulations in jurisdictions we operate, including laws relating to the use, handling, storage, and disposal of, and human exposure to, hazardous materials, fuel economy and emissions, and with respect to constructing, expanding and maintaining manufacturing facilities among other things. Environmental laws and regulations can be complex, and our business and operations may be affected by future amendments to such laws or other new environmental laws which may require us to change our operations, potentially resulting in a material adverse effect on our business.

These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

As an automobile developer, we may eventually be subject to laws, regulations and regulatory agencies regarding environmental protection like EU Regulation 715/2007 in the EU and the U.K., federal level requirements of the Clean Air Act and laws and regulations administered by the National Highway Traffic Safety Administration and the Environmental Protection Agency and other state level regulations in the United State, and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance to environmental laws and regulations, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining environmental permits and approvals required by such laws in connection with the manufacturing and sale of our vehicles, which would hinder our ability to conduct our operations. Such costs and delays may adversely impact our business prospects and results of operations. Furthermore, any violations of these environmental laws and regulations may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of our operations.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of such proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, data compliance laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. Such actions could also expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Our revenues and financial results may be adversely affected by economic slowdown globally and in any jurisdictions we operate.

The success of our business ultimately depends on consumer spending. Our revenues and financial results are impacted to a significant extent by economic conditions globally and in any jurisdictions we operate. The global macroeconomic environment is facing numerous challenges. Any slowdown could significantly reduce domestic commerce in jurisdictions we operate, including through the automobile market generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East, the Red Sea and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations, and tariffs. In addition, the COVID-19 pandemic had negatively impacted the economies of China, the U.S., and numerous other countries around the world. Economic conditions in jurisdictions we operate may be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in specific jurisdiction. Any severe or prolonged economic slowdown globally and in any jurisdictions we operate may materially and adversely affect our business, results of operations, and financial condition.

Heightened tensions in international relations may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the U.S. and China and the conflict in the Middle East, the Red Sea as well as between Russia and Ukraine. These tensions have affected both diplomatic and economic ties. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Sanctions may create supply constraints and drive inflation. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions and adversely impact our business, financial condition and results of operations.

Government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services and those of our customers, impact the competitive position of our products, or prevent us from being able to sell products in certain countries.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the U.S. and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, human rights-based trade restrictions or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring domestic policies in the U.S. designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

Likewise, we are monitoring policies in the U.S. that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The U.S. and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. Commerce Department’s Bureau of Industry and Security issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. In August 2023, the President of the U.S. issued an executive order which prohibits certain new U.S. investment in China in sensitive technologies, such as computer chips and requires government notification in other technology sectors. Measures such as these could deter suppliers in the U.S. and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the U.S. and other countries that impose export controls or other restrictions. In addition, on March 1, 2024, the U.S. Department of Commerce published an advance notice of proposed rulemaking seeking comments on whether and how it should regulate certain transactions involving information and communications technology and services integral to “connected vehicles” designed or produced by certain foreign entities. At this point, no such rules have been proposed, but future regulatory changes in this regard could affect the ability of our customers to sell into the United States market and therefore casting a material adverse impact on our business and operations. In addition, former President Joe Biden directed the Office of the U.S. Trade Representative to add or increase tariffs on a range of goods originating from China, including EVs, in May 2024. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

The conflicts in the Middle East, the Red Sea and the conflict between Russia and Ukraine have, and are likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any direct suppliers (i.e., Tier 1 supplier) from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to our global economic activities and supply chains, which in turn may have an adverse impact on our business and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in jurisdictions in which we operate may be subject to significant changes that could impair our financial results. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions in which we operate have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease premises for research and development, company-operated stores, delivery and servicing centers, charging stations and offices. We cannot assure you that we would be able to renew these lease agreements without substantial additional costs or increases in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we may need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development, but we intend to rely on third party providers to develop software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement with non-compete clauses with us, if any dispute arises between our executive officers or key employees and us, the non-competition provisions may not be enforceable, especially under laws of mainland China, on the ground that we have not provided adequate compensation to them for their non-competition obligations.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held accountable.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

We have not obtained the approvals, licenses, or filings required by PRC authorities to manufacture or sell vehicles, and there is no assurance that we will be able to obtain them.

Before we can manufacture or sell vehicles in the PRC, we must obtain approvals or complete filings with various competent authorities, including the MIIT and the National Development and Reform Commission of the PRC (“NDRC”). As of the date of this prospectus, we have not submitted any applications for such approvals or licenses, and we currently do not hold any license to manufacture or sell vehicles in the PRC. There can be no assurance that we will be able to prepare and submit such applications in a timely manner, that the applications will be accepted for review, or that the approvals or licenses will ultimately be granted. Failure to obtain the requisite approvals or licenses would prevent us from manufacturing or selling our vehicles in China, which would materially and adversely affect our business prospects, financial condition, and results of operations. Our current business plan involves an initial phase of overseas contract manufacturing for vehicles to be imported into China, followed by a subsequent phase to establish domestic manufacturing capabilities. The two-phase business model implicates distinct regulatory regimes. For the initial import phase, the Company must secure the following key permissions prior to selling imported vehicles in China: (i) the China Compulsory Certification (“CCC”) for each vehicle model, issued by designated certification authorities upon demonstration of compliance with national safety and quality standards; (ii) complete the Vehicle Environmental Information Disclosure as required by the Ministry of Ecology and Environment (“MEE”); (iii) an Automobile Import License, which is subject to quota administration and issued by the Ministry of Commerce (“MOFCOM”) or its authorized bodies; and (iv) completion of all customs clearance and commodity inspection procedures administered by the General Administration of Customs (“GAC”). For the subsequent domestic manufacturing phase, the Company will be required to obtain a separate and more comprehensive set of approvals. First, the automobile manufacturing investment project will be subject to a filing with the provincial-level development and reform commission under the National Development and Reform Commission (“NDRC”), pursuant to the Automobile Industry Investment Regulations. Second, and most critically, the Company must obtain the "dual access" permits from the Ministry of Industry and Information Technology (“MIIT”): the Enterprise Access permit, which approves the manufacturing entity's overall capabilities in R&D, production, quality control, and after-sales service, and the Product Access permit, which is a model-specific certification for compliance with national technical standards.

If we fail to secure or maintain the CCC certification or Import License, it would be legally barred from importing and selling vehicles in China, and failure to obtain the MIIT Enterprise and Product Access permits would legally prohibit any domestic production and sale of vehicles in China. Operating without required permits constitutes a violation of Chinese administrative regulations and potentially criminal law, leading to significant monetary penalties, confiscation of products, and orders to cease operations, and the management of the Company may be subject to fines and other sanctions, any such non-compliance or a future change in law that necessitates new approvals would in material and adversely affect our business prospects, financial condition, and results of operations.

Any delays, denials, or additional conditions imposed in connection with required PRC regulatory approvals could significantly impede our business plan. Even if we submit applications for approvals from MIIT, NDRC, or other relevant PRC authorities, there can be no assurance as to the timing or outcome of the approval process. The approval process is complex, involves the satisfaction of evolving technical and regulatory requirements, and may be subject to policy changes or additional conditions imposed by regulators. We may also be required to make significant capital investments or organizational changes to comply with applicable standards, which could increase our costs and delay our ability to launch commercial production. If our applications are delayed, denied, or approved only subject to onerous conditions, we may be unable to bring vehicles to market in China as planned, which would have a material adverse effect on our growth strategy, reputation, and prospects.

Risks Related to Isdera Group’s Corporate Structure

Isdera Group is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with the lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market.” “Restrictive Market” refers to jurisdictions where effective regulatory oversight or information access is limited or restricted, (ii) adopt a new requirement relating to the qualifications of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.

Isdera Group’s auditor, Enrome, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Isdera Group’s auditor is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis and the PCAOB can inspect our auditor. As of the date of this prospectus, Isdera Group’s auditor is not among the firms listed on the PCAOB Determinations issued in December 2021. However, since the audit work was carried out by Isdera Group’s auditor with the collaboration of its China-based office, the audit working papers of Isdera Group’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for the PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria on us after considering the effectiveness of our auditor’s audit procedures, quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate the company’s auditor completely because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such a lack of inspection or re-evaluation could cause trading in the company’s securities to be prohibited under the HFCAA, ultimately resulting in a determination by a securities exchange to delist the company’s securities. In addition, under the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by an exchange.

 Such recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on an U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirements or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Failure to meet the PRC government’s complex regulatory requirements and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.

Our facilities are situated in the PRC, which necessitates compliance with various governmental and regulatory requirements specific to our operating locations, including those enforced through diverse local and municipal agencies and subdivisions of government. The PRC government has the power to regulate the operations of offshore holding companies, such as Isdera Group. Consequently, our business, financial position, operational outcomes, and prospects may be significantly affected by the broader political, economic, and social conditions prevailing in China. The economic structure of China diverges from that of most developed nations across multiple dimensions, including the degree of government involvement, level of development, growth rates, foreign exchange controls, and resource allocation. While the Chinese government has instituted measures aimed at promoting market-driven economic reforms, divesting state ownership of productive assets, and enhancing corporate governance, a substantial proportion of productive assets in China remains under government ownership. Additionally, the Chinese government continues to play a prominent role in shaping industrial development through the enforcement of industrial policies. It also maintains significant control over the Chinese economy by allocating resources, regulating the payment of foreign currency-denominated obligations, setting monetary policy, and extending preferential treatment to specific industries or companies. Furthermore, certain administrative measures regulating (i) our operations and (ii) overseas offerings and foreign investment in China-based issuers could profoundly restrict or entirely obstruct our capacity to offer or continue to offer securities to investors, resulting in a severe depreciation or total loss of value of such securities.

Moreover, the Chinese government wields considerable control over numerous sectors of the Chinese economy through regulation and state ownership. Our operational capacity within China is susceptible to significant disruptions arising from legislative and regulatory changes, encompassing those related to securities regulation, data protection, cybersecurity, taxation, foreign investment limits, mergers and acquisitions, among other issues.

The central and local governments of the PRC may implement new, more stringent regulations or reinterpret existing ones, necessitating additional expenditures and efforts on our part to ensure compliance with such directives or interpretations. Thus, we may find ourselves subject to a multitude of government and regulatory requirements in the provinces where we operate in China and could face oversight from various political and regulatory entities, including numerous local and municipal agencies and government subdivisions. We may incur increased costs associated with compliance with existing and newly enacted laws and regulations, or we may face penalties for any failure to comply. Should the Chinese government seek to impose greater oversight and control over overseas offerings and/or foreign investment in China-based issuers, such actions could drastically restrict or altogether impede our ability to offer or continue to offer securities to investors, resulting in substantial depreciation or total loss of the value of such securities.

The Chinese economy has witnessed substantial growth over the past several decades; however, this growth has been uneven across different geographical regions and various sectors of the economy. The Chinese government has instituted a range of measures aimed at fostering economic growth and strategically allocating resources. While some of these measures may offer benefits to the broader Chinese economy, they may simultaneously exert negative impacts on our operations. A slowdown in the Chinese economy could lead to a diminished demand for our products, resulting in significant and adverse consequences for our business and operational outcomes.

Uncertainties with respect to the Chinese legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us.

We conduct our business primarily through Isdera Group’s PRC Operating Entities. Our operations in mainland China are governed by laws and regulations of mainland China. Isdera Group’s PRC Operating Entities are subject to laws and regulations applicable to foreign investment in mainland China. The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government has complex regulatory requirements on the conduct of our business, and has recently promulgated certain regulations and rules to exert greater oversight over offerings conducted overseas and/or foreign investment in mainland China-based issuers. Such actions, as well as future actions, to exert even more control, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has also recently published new policies that significantly affect certain industries and there is no assurance that it will not in the future release regulations or policies that could adversely affect our business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities or environmental protection, we may incur increased compliance costs or become subject to additional restrictions in their operations.

Additional disclosure requirements and regulatory scrutiny may be adopted by the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements are declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

We are subject to extensive regulations in China, which affect our operations, and could result in material changes in our operations and the value of UYSC Ordinary Shares.

We operate in a highly regulated environment. Specifically, our operations are subject to extensive regulations in China, including but not limited to regulations relating to intellectual property protection, regulations on the environmental protection system, and regulations on safety standards and consumer protection. A variety of PRC regulatory authorities oversee different aspects of our operations, including but not limited to:

●	intellectual property rights;

●	environmental protection system; and

●	work safety and occupational health requirements.

We are obligated to secure a comprehensive array of government approvals, licenses, permits, and registrations in relation to our operations, as well as to adhere to various mandatory standards and norms in our manufacturing processes and products. However, the interpretation of these regulations may evolve, and new regulations may be enacted, which could potentially disrupt or restrict our operations, undermine our competitiveness, or result in significant compliance costs. Certain filings with government agencies are required. As we expand our sales and distribution network in China, we cannot assure you that we will be able to complete these filings promptly. Should any of our current or future branches fail to make the necessary filings, such branch may face orders to rectify the non-compliance immediately or be subject to fines. We cannot guarantee that we have satisfied or will continue to satisfy all applicable laws, rules, and regulations in a timely manner or at all. Moreover, the PRC government imposes restrictions on foreign ownership.

Consequently, future government actions, including any decisions to intervene or influence our operations at any point, or to exert control over offerings of securities conducted overseas and/or foreign investment in China-based issuers, may compel us to make substantial alterations to our operations, may restrict or entirely obstruct our ability to offer or continue to offer securities to investors, and/or may lead to a significant decline in the value of such securities or render them worthless.

The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.

The PRC government has sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the relevant PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC domestic companies and their controlling shareholders and other responsible person.

Based on the Overseas Listing Filing Rules, or the Notice on the Overseas Listing Filing, and the set of Q&A published on the CSRC’s official website, we are required to complete the filing procedures with the CSRC in connection with this Business Combination as required by the Overseas Listing Filing Rules prior to the listing of our securities on Nasdaq. We have submitted the required filings to the CSRC within three (3) business days after the submission of this proxy statement/prospectus, in connection with this Business Combination. While this is a necessary step, uncertainties remain regarding the timely completion of the filing process and its impact on our listing on Nasdaq. Failure to comply with filing requirements, or any subsequent rescission of approvals, could materially and adversely affect our business, financial condition, and operations. As of the date of this proxy statement/prospectus, we have not completed the filing procedures with the CSRC. We cannot assure you that we can complete the filing procedures in a timely manner or at all.

Additional Regulations under PRC Law Relating to Data Security and Confidentiality and Archives Management may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC (the “State Council”) jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 24, 2023, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which came into effect on March 31, 2023. The Archives Rules apply to both overseas direct and indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic enterprises, the PRC domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic enterprise is required to publicly disclose or provide to any securities companies or other securities service providers or overseas regulators or individuals, any materials that contain state secrets or government work secrets (where there is ambiguity or dispute on whether it is state secret or government work secret, a request shall be submitted to the competent government authority for determination), during the course of its overseas offering or listing, the PRC domestic enterprise shall apply for approval from competent authorities and file with the secrecy administrative department at the same level; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of any such working papers to recipients outside China must be approved following the applicable PRC regulations.

Any failure or perceived failure by PRC domestic companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine within ten business days thereafter, whether a cybersecurity review will be initiated, and issue a written notice to the relevant applicant of its determination. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators that intend to purchase internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

Additionally, the PRC Cybersecurity Law requires companies to implement certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme (“MLPS”), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cybersecurity. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

On September 24, 2024, the State Council issued the “Regulations on Network Data Security Management,” which came into effect on January 1, 2025. It implements classified and graded protection for network data, stipulates the requirements for network data security protection for entities such as network platform service providers and third-party product and service providers, clarifies the rules for automated decision-making methods to push information to individuals, and specifies the requirements for large-scale network platform service providers to publish annual reports and prevent cross-border security risks.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on June 10, 2021, and took effect on September 1, 2021. It imposes data security and privacy obligations on entities and individuals carrying out data activities. Further, the PRC Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As of the date of this proxy statement/prospectus, we have not received any notice from any authorities identifying us as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC or obtain permissions from CAC. We do not believe that our operations and listing are expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that we are not (i) a network platform operator engaging in data processing activities that affect or may affect national security; (ii) a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; or (iii) a network platform operator with personal information data of more than one million users. There remain uncertainties, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation guidelines or interpretations related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, implementation guidelines or interpretations come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to us and diversion of our managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

Furthermore, if (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, complete the Business Combination, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, PubCo’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of its securities may significantly decline or become worthless.

It is uncertain whether we can, or how long it will take us to obtain such approval or complete such filing procedures, and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for this Business Combination or our listing, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required governmental authorization in respect of the same. These governmental authorities may impose fines, restrictions and penalties on our operations in China, such as revocation of our licenses or shutting down part or all of our operations, limit our ability to pay dividends outside of China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to suspend this Business Combination or our listing before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. All of these could have a material adverse effect on the trading price of our securities and could significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Operating Entities are subject to registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans that exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entities must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entities. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC Operating Entities. Shortages in the availability of foreign currency may restrict the ability of our PRC Operating Entities to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to its actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in local markets. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our shares in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our shares in foreign currency terms.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term employment agreement that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Our PRC subsidiaries have not made adequate social security contributions for all employees, and they may be required to make up for the shortfall in the social security contributions as well as to pay late fees. However, Isdera Group has not received any administrative penalties from the Human Resources and Social Security Bureau for failing to pay social insurance based on actual wages, nor has it received any penalties from the Housing Fund Authority for failing to pay housing funds for all employees. Additionally, PRC Operating Entities have obtained proof of compliance from the Human Resources and Social Security Bureau. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

China’s M&A Rules and certain other regulations establish more complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective as of 8 September 2006, and amended on June 22, 2009 (the “M&A Rules”). A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and amended in June 2022, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements such as that the approval from the MOFCOM to be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

In the future, we may further grow our business by acquiring complementary businesses. Complying with the requirements of the relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions which could affect our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of PubCo’s securities, including causing the value of such securities to significantly decline or become worthless.

Following the consummation of the Business Combination, PubCo will indirectly hold the equity of our PRC Operating Entities. Although the PRC government has an increasingly open attitude towards receiving foreign investment in general, it still implements the Negative List (as defined below). The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as one of the main bases for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative List, nor on the 2021 Negative List. Therefore, PubCo is able to conduct its business through its wholly owned Isdera Group or any of its PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. If any part of our business operations falls within the scope of the “Negative List” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “Negative List” mandates further actions, such as market entry clearance granted by the MOFCOM, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. We cannot assure you that the relevant governmental authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this proxy statement/prospectus, all of our shareholders have completed SAFE Circular 37 Registration and are in compliance. We will attempt to comply and ensure that, following the consummation of the Business Combination, shareholders who are subject to these rules comply with the relevant requirements. However, PubCo may not be fully informed of the identities of all their shareholders or beneficial owners who are PRC residents, and therefore, may not be able to identify all their shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, there is no assurance that all such shareholders and beneficial owners who are PRC residents will comply with a request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if such shareholders and beneficial owners who are PRC residents comply with such request, there is no assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under foreign exchange administration regulations of mainland China.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by PubCo our corporate group with respect to their existing corporate structure, PubCo may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect PubCo’s corporate structure, resulting in a material change in its operations and/or a material change in the value of UYSC Ordinary Shares, including that it could cause the value of UYSC Ordinary Shares to significantly decline or become worthless.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. Although we currently do not have any employee stock incentive plan in place, if we grant options or other equity incentives to our executive officers or other employees in the future, and if such individuals are PRC citizens or reside in China for a continuous period of not less than one year, they will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and may also limit our ability to contribute additional capital into our PRC Operating Entities and limit our PRC Operating Entities’ ability to distribute dividends to us.

The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. In accordance with the Cybersecurity Review Measures, (i) operators of key information infrastructure who purchase network products and services, and operators of network platforms who carry out data processing activities that affect or may affect national security, should undergo a cybersecurity review in accordance with the “Cybersecurity Review Measures”; (ii) network platform operators who hold personal information of over 1 million users and seek to list on foreign stock exchanges should apply for cybersecurity review to the Cybersecurity Review Office. As of the date of this prospectus, neither we nor any of our subsidiaries in mainland China have been informed or identified by any Chinese government department as an “operator of key information infrastructure”. We believe that neither we nor any of our subsidiaries in mainland China qualify as operators of key information infrastructure. As of the date of this prospectus, as operators of an internet platform, we have not conducted any data processing activities that affect or may affect national security, nor do we hold personal information of more than 1 million customers.

On September 24, 2024, the State Council issued the “Regulations on Network Data Security Management,” which came into effect on January 1, 2025. It implements classified and graded protection for network data, stipulates the requirements for network data security protection for entities such as network platform service providers and third-party product and service providers, clarifies the rules for automated decision-making methods to push information to individuals, and specifies the requirements for large-scale network platform service providers to publish annual reports and prevent cross-border security risks.

On July 30, 2021, the State Council issued the “Regulations on the Protection of Critical Information Infrastructure,” which came into effect on September 1, 2021. The “Regulations on the Protection of Critical Information Infrastructure” stipulate that the competent departments and supervision and management departments of relevant important industries and fields are the departments responsible for the protection of critical information infrastructure (hereinafter referred to as the “Protection Departments”). The Protection Departments are responsible for organizing the identification of critical information infrastructure in their respective industries and fields according to the identification rules they have formulated, and the results of the identification should be promptly notified to the operators. As of the date of this prospectus, we have not received any notification or requirement from the Protection Departments identifying us as operators of critical information infrastructure, nor have we been identified as operators of critical information infrastructure.

However, there remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Cybersecurity Review Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that Cybersecurity Review Measures become applicable to us, we may be subject to review when conducting data processing activities and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Cybersecurity Review Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Cybersecurity Review Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

As the aforementioned policies evolve and any related implementation rules are enacted, we may be subject to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Under the PRC Enterprise Income Tax Law, PubCo may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCo and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material, overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation, and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management body of PubCo is within the territory of China, it may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, PubCo will be subject to the uniform 25% enterprise income tax on its worldwide income, which could materially reduce its net income. In addition, PubCo will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by PubCo to its investors and gains on the sale of its shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources; provided, however, that pursuant to the Double Tax Avoidance Arrangement, such 10% withholding tax rate may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied the other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. It is unclear whether non-PRC shareholders of PubCo would be able to claim the benefits of any tax treaties between their country of  tax residence and the PRC in the event that itis treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in UYSC Ordinary Share. Although up to the date of this proxy statement/prospectus, PubCo has not been notified or informed by the PRC tax authorities that it has been deemed to be resident enterprises for the purpose of the EIT Law, there is no assurance that it will not be deemed to be resident enterprises in the future.

Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure, and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law, and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. SAMR may, at its discretion, require us to make necessary adjustments to our articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, and revised in June 2018. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC Operating Entities to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to adjust the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities adjust the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to aid them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

We rely on dividends and other distributions on equity paid by our PRC Operating Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Operating Entities to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC Operating Entities for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our PRC Operating Entities to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC Operating Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reached 50% of its registered capital. Furthermore, if our PRC Operating Entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Operating Entities may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of the PRC.

Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Government regulations and policies restricting international trade, such as export controls or tariffs, may affect the demand for our products. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

During the last few years, there have been significant changes to U.S. and other countries’ trade policies, export control laws, sanctions, legislation, treaties and tariffs including, but not limited to, U.S. trade policies and tariffs affecting China, Mexico and Canada and certain of the other countries. These changes have, in certain cases, increased our costs of doing business. There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade laws and regulations, trade policies, and tariffs. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. For example, effective February 4, 2025, the U.S. government implemented an additional 10% tariff on goods being imported from China and, in response, the Chinese government implemented a 15% tariff on certain goods being imported into China from the U.S. The U.S. has also announced additional 25% tariffs for goods imported into the U.S. from Mexico and Canada beginning in March 2025. We cannot predict what additional actions may ultimately be taken by the U.S. or other governments with respect to tariffs or trade relations, what products may be subject to such actions (including subject to U.S. export control restrictions), or what actions may be taken by the other countries in retaliation. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our business, prospects, financial condition, and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change to our business and/or the value of the securities we are registering.

The PRC government implements macroeconomic and industry policies to promote the sustainable and high-quality development of its economy. All of the enterprises operating in China, including those with foreign investment, are subject to applicable laws and regulatory oversight within their respective industries. The Chinese government maintains significant oversight and discretion over businesses operating within its jurisdiction, particularly those in sensitive industries or with foreign ownership. As a company with substantial operations in China, we are subject to this oversight and face the risk that government intervention could materially impact our business, financial condition, and the value of the securities we are registering. While the government possesses regulatory and administrative authority within the bounds of law, the PRC legal system provides mechanisms for enterprises to understand and comply with regulatory requirements. However, as with many jurisdiction, changes in specific regulations or enforcement priorities in sectors relevant to the Company’s business could require operational adjustments. Such interventions could include the imposition of new regulations, stricter enforcement of existing laws, or direct actions targeting our operations, subsidiaries, or management. These actions may disrupt our operations, increase our compliance costs, or limit our ability to operate certain aspects of our business. For example, restrictions on the use of certain technologies, additional reporting requirements, or limitations on cross-border data flows could have a direct and adverse effect on our ability to generate revenue, fulfil customer commitments, or maintain investor confidence.

Over the past decades, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. While these policy directions have been consistent, specific implementation measures and sector-specific regulations may be introduced or adjusted by the relevant authorities from time to time. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government, including our PRC Operating Entities, could result in the total loss of our investment in China, which could occur quickly and without advance notice to us and would materially and adversely affect our operations and cause the value of our securities to significantly decline or be worthless.

In addition, there is a risk that government policies or interventions could disproportionately target foreign-listed companies like ours, particularly if political or economic tensions arise between China and other countries. Such actions could adversely affect our ability to compete in the market, access foreign capital, or maintain our position within the industry. These uncertainties could make it difficult for investors to predict the performance of our securities or assess the long-term viability of our business.

Recent statements by the Chinese government indicate an intent to exert more oversight and control over overseas offerings and foreign investments in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The Chinese government has recently emphasized its intent to enhance oversight of overseas listings and foreign investments involving Chinese companies. Regulatory bodies such as the CSRC have implemented or proposed measures that require Chinese companies to obtain regulatory approval, make detailed filings, or comply with additional disclosure and compliance obligations before pursuing overseas offerings. These new requirements have significantly increased the cost, complexity, and duration of the process for listing securities abroad, particularly for companies operating in regulated or sensitive industries.

Moreover, the Chinese government has demonstrated a willingness to take enforcement actions against companies that fail to comply with these regulations, ranging from fines and operational restrictions to suspension of overseas listings. For instance, the suspension or prohibition of initial public offerings or secondary offerings for non-compliance could severely restrict our access to foreign capital markets. Additionally, such measures could prevent us from conducting future offerings, refinancing debt, or raising funds needed for strategic growth initiatives, thereby impairing our financial flexibility.

The impact of these actions could be significant. If we are unable to comply with new regulatory requirements, we may be prohibited from offering securities to investors overseas or continuing to maintain our current listings. As a result, the value of our securities could materially decline or become worthless, leading to substantial losses for investors. Furthermore, these regulatory developments, coupled with uncertainties about their enforcement and scope, introduce additional risks to the stability and attractiveness of our securities.

Isdera Group may be subject to penalties for failing to register the lease with the Chinese real estate administration department.

According to the “Urban Real Estate Administration Law” which came into effect in January 1995 and was most recently revised in August 2019, as well as the “Commodity Housing Lease Management Measures” promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010, and effective from February 1, 2011, the lessor and the lessee must sign a written lease agreement and register it with the real estate management department. Failure to comply with the registration requirements may result in a fine ranging from RMB 1,000 to RMB 10,000. We have not registered any lease rights with the relevant Chinese government departments as required by the laws of the PRC. For the lease rights not being registered, we may be required to complete the registration within a specified time frame or be fined a sum ranging from RMB 1,000 to RMB 10,000.

Some of our leasehold interests may be defective, which may challenge or affect our right to use the leased properties. In addition, we have not completed registration procedures in respect of our leased properties with the relevant PRC authorities.

We lease a number of properties for our offices and plants (“Leased Properties”) across China. Certain Leased Properties are not used in accordance with PRC laws and our leasehold interests in such Leased Properties are therefore under defective situations.

Certain Leased Properties have been mortgaged by the landlords to third parties before entering into lease agreements with us. If the mortgagees of these certain Leased Properties exercise their mortgage right, we will not be able to continue our leases on the said properties. Under PRC laws, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the leases may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB 1,000 to RMB 10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this proxy statement/prospectus, the lease agreements of our PRC subsidiaries have not been registered with relevant governmental authorities. If any competent authority requires that we complete such lease registrations within a prescribed period of time, we will use our best efforts to comply with such requirements. In the event that any fine is imposed on our PRC subsidiaries for their failure to register their lease agreements, these PRC subsidiaries may not be able to recover such losses from the lessors. However, as the fines, if any, will be minor, the business and financial results of our PRC subsidiaries will not be materially affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past four decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Operating Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, there may be uncertainties regarding the interpretation and enforcement of relevant laws and regulations in specific cases.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The outcomes of such proceedings depend on the specific facts and applicable laws at the time. As in many civil law jurisdictions, court decisions are generally binding on the parties involved but do not formally establish precedent for unrelated cases. It may be more difficult to evaluate the outcome of administrative and court proceedings. Furthermore, the PRC legal system is established on the basis of its Constitution, laws, administrative regulations, local regulations, as well as applicable government policies and regulatory rules formulated and implemented in accordance with legal procedures. Such policies and regulatory rules may be dynamically adjusted in response to the development of the national economy and social governance needs, and such adjustments may be implemented with limited prior public notification in certain instances. While PRC laws and regulations generally do not have retroactive effect in accordance with the principle prescribed by the Legislation Law of the People's Republic of China, and normative legal documents are required to be publicly released pursuant to statutory procedures, the interpretation and enforcement of certain policies and regulatory rules may involve certain uncertainties in practice. As a result, we may not become aware of potential non-compliance with such dynamically adjusted policies and regulatory rules until a period after the relevant conduct has occurred. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to UYSC and the Business Combination

UYSC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about UYSC’s ability to continue as a “going concern.”

As of March 31, 2026, UYSC had $8,846 in cash held outside of the Trust Account and a working capital deficit of $1,052,099 and as of June 30, 2026, UYSC had $8,807 in cash held outside of the Trust Account and a working capital deficit of $1,640,146. For the fiscal year ended March 31, 2026, UYSC had a net income of $783,344, which consists of interest earned on cash held in the Trust Account of $2,197,604, offset by operating costs of $1,414,260. For the three months ended June 30, 2026, UYSC had a net income of $164,865, which consists of interest earned on cash held in the Trust Account of $302,840, offset by operating costs of $137,975. Further, UYSC has incurred and expect to continue to incur significant costs in pursuit of its acquisition plans. UYSC’s plans to raise capital and to consummate its initial business combination may not be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern.

UYSC will be forced to liquidate the trust account if it cannot consummate a business combination by April 1, 2027 (assuming all extension periods are elected), whether with Isdera Group or with any other entity, in which event UYSC’s Public Shareholders will receive approximately $[  ] per share and the UYSC rights will expire worthless.

UYSC initially had until April 1, 2026, 12 months from the closing of its IPO to consummate an initial business combination. Further, UYSC had the ability to extend the period of time to consummate a business combination up to two times, each by an additional three-months (for a total of up to 18 months to complete a business combination). On March 31, 2026, UYSC held the Extraordinary General Meeting at which its shareholders approved the Charter Amendment Proposal and Trust Amendment Proposal. These proposals provide that UYSC may extend the date by which it must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, subject to the Sponsor (or its designee) depositing $450,000 into the Trust Account for each extension period. On March 31, 2026, a designee of the Sponsor, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the first three-month extension period. This loan is evidenced by the Extension Note, which is non-interest bearing and payable upon the consummation of the initial business combination through the conversion of the principal amount into units of UYSC’s securities, with each unit consisting of one UYSC Ordinary Shares and one right to receive one-fifth of one UYSC Ordinary Share. If UYSC does not complete a business combination, UYSC will not repay such loan. On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the second three-month extension period. Furthermore, the letter agreement with UYSC’s initial shareholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the trust account in the event that UYSC does not complete a business combination. The Sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time to complete the initial business combination. UYSC’s shareholders will not be able to vote on or redeem their shares in connection with any such extension. If UYSC is unable to complete a business combination by April 1, 2027 (assuming all extension periods are exercised), and it is forced to liquidate, the per-share liquidation distribution is expected to be $[  ]. UYSC Rights will expire worthless as a result of UYSC’s failure to consummate the Business Combination or an initial business combination during the Combination Period.

You must tender your UYSC Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to UYSC’s Transfer Agent by two (2) business days before the Extraordinary General Meeting, or deliver your UYSC Ordinary Shares to the Transfer Agent electronically using The Depository Trust Company’s DWAC System, which election would likely be determined based on the manner in which you hold your ordinary shares. The requirement for physical or electronic delivery by two (2) business days before the Extraordinary General Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of Redemption Rights in connection with the vote on the Business Combination.

If third parties bring claims against UYSC, the proceeds held in trust could be reduced and the per-share liquidation price received by UYSC’s shareholders may be less than $10.00.

UYSC’s placing of funds in trust may not protect those funds from third party claims against UYSC. Although UYSC will seek to have all vendors and service providers UYSC engages and prospective target businesses UYSC negotiates with execute agreements with UYSC waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of UYSC’s Public Shareholders, they may not execute such agreements. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, UYSC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to UYSC than any alternative. Making such a request of potential target businesses may make UYSC’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, may limit the field of potential target businesses that UYSC might pursue. UYSC’s independent registered public accounting firm will not execute agreements with us waiving such claims to the monies held in the trust account, nor will the underwriters of the IPO.

Even if such entities execute such agreements with UYSC, they may seek recourse against the monies held in the trust account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of UYSC’s Public Shareholders. If we liquidate the trust account before the completion of a business combination, the Sponsor has agreed that it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by UYSC for services rendered or contracted for or products sold to us and which have not executed a waiver agreement. However, the Sponsor may not be able to meet such obligation. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if UYSC is forced to file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is to be filed against UYSC and is not dismissed, or if UYSC otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in UYSC’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of UYSC’s shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, UYSC may not be able to return to its Public Shareholders at least $10.00 per share.

UYSC’s shareholders may be held liable for claims by third parties against UYSC to the extent of distributions received by them upon redemption of their shares.

If UYSC is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, UYSC was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by UYSC’s shareholders. Furthermore, UYSC’s directors may be viewed as having breached their fiduciary duties to UYSC or UYSC’s creditors or as having acted in bad faith, thereby exposing themselves and UYSC to claims, by paying Public Shareholders from the trust account prior to addressing the claims of creditors. UYSC cannot assure you that claims will not be brought against UYSC for these reasons. UYSC and UYSC’s directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of UYSC’s share premium account while UYSC were unable to pay UYSC’s debts as they fall due in the ordinary course of business immediately following the date on which the distribution was proposed to be paid would be guilty of an offence and may be liable on a summary conviction to a fine and to imprisonment for five years in the Cayman Islands.

The fairness opinion obtained by the UYSC Board will not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion.

King Kee Appraisal and Advisory Limited (“KKG”) originally provided a fairness opinion to the UYSC Board on August 27, 2025, stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by KKG in preparing such opinion, the aggregate consideration to be paid in the Original Merger Agreement is fair from a financial point of view to UYSC. In addition, on September 3, 2026, KKG provided an updated fairness opinion to the UYSC Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by KKG in preparing such opinion, the aggregate consideration to be paid in the Merger Agreement, giving effect to the adjustment to such consideration in the First Amendment, is fair from a financial point of view to UYSC

Except as provided for in the revised opinion, KKG’s opinion does not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of Isdera Group, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of Isdera Group and on which the fairness opinion was based, and that may alter the value of Isdera Group prior to consummation of the Business Combination. The value of Isdera Group could be materially different from its value as of, the date of KKG’s opinion, and KKG’s opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Notwithstanding that KKG provided an updated opinion in connection with the First Amendment, UYSC does not anticipate asking KKG to further update KKG’s opinion, and KKG does not have an obligation or responsibility to update, revise, or reaffirm its opinion based on circumstances, developments, or events that may have occurred or may occur after the date of the revised opinion. The written opinion of KKG dated September 3, 2026, is attached as Exhibit 99.8 to this proxy statement/prospectus.

If UYSC’s due diligence investigation of Isdera Group was inadequate, then UYSC shareholders following the Business Combination could lose some or all of their investment.

Even though UYSC conducted a due diligence investigation of Isdera Group, it cannot be sure that this diligence uncovered all material issues that may be present inside Isdera Group or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Isdera Group and its business and outside of its control will not later arise. The failure of UYSC to have uncovered all material issues relating to Isdera Group and its business could materially adversely affect the stock performance and the business prospects of the combined company following the Business Combination. Even if UYSC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner inconsistent with Isdera Group’s preliminary risk analysis.

The shares beneficially owned by UYSC’s officers and directors may not participate in liquidation distributions and, therefore, UYSC’s officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for UYSC’s initial business combination.

UYSC’s officers and directors have waived their right to redeem their Founder Shares or any other ordinary shares acquired in the IPO or thereafter, or to receive distributions with respect to their Founder Shares upon UYSC’s liquidation if UYSC is unable to consummate its initial business combination, until all of the claims of any redeeming shareholders and creditors are fully satisfied (and then only from funds held outside the trust account). Accordingly, these securities will be worthless if UYSC does not consummate an initial business combination. Any rights they hold, like those held by the public, will also be worthless if UYSC does not consummate an initial business combination. The personal and financial interests of UYSC’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, UYSC’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in UYSC’s shareholders’ best interest.

Since the Sponsor will lose their entire investment in UYSC if UYSC’s initial business combination is not consummated and UYSC’s officers and directors have significant financial interests in UYSC, a conflict of interest may arise in determining whether a particular acquisition target is appropriate for UYSC’s initial business combination.

The Sponsor purchased an aggregate of 1,437,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.02 per share. The Founder Shares will be worthless if UYSC does not consummate an initial business combination. In addition, the Sponsor also purchased an aggregate of 240,848 private units for an aggregate purchase price of $2,408,840 that will also be worthless if UYSC does not consummate UYSC’s initial business combination.

UYSC is requiring shareholders who wish to redeem their shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their Redemption Rights prior to the deadline for exercising their rights.

UYSC is requiring Public Shareholders who wish to redeem their ordinary shares to either tender their certificates to UYSC’s Transfer Agent or deliver their shares to the Transfer Agent electronically using the Depository Trust Company’s, or DTC, DWAC System two (2) business days before the Extraordinary General Meeting. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and UYSC’s Transfer Agent will need to act to facilitate this request. It is UYSC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because UYSC does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While UYSC has been advised that it takes a short time to deliver shares through the DWAC System, UYSC cannot assure you of this fact. Accordingly, if it takes longer than UYSC anticipates for shareholders to deliver their shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their Redemption Rights and thus may be unable to redeem their ordinary shares.

UYSC will require its Public Shareholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption described above, as a result of which such redeeming shareholders may not be able to sell their securities when they wish to in the event that the Business Combination is not consummated.

UYSC requires Public Shareholders who wish to redeem their ordinary shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and if the Business Combination is not consummated, UYSC will promptly return such certificates to its Public Shareholders. Accordingly, investors who attempted to redeem their ordinary shares in such a circumstance will be unable to sell their securities after the failed acquisition until UYSC has returned their securities to them. The market price for UYSC’s ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

The Initial Shareholders, including the officers and directors, control a substantial interest in UYSC and thus may influence certain actions requiring a shareholder vote.

UYSC’s Initial Shareholders, including the officers and directors, collectively own approximately 32.1% of its issued and outstanding ordinary shares. However, if a significant number of UYSC shareholders vote, or indicate an intention to vote, against the Business Combination, UYSC’s Initial Shareholders or the affiliates, could make purchases in the open market or in private transactions in order to influence the vote. UYSC’s Initial Shareholders have agreed to vote any shares they own in favor of the Business Combination.

If the current UYSC security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

UYSC’s Initial Shareholders are entitled to make a demand that it registers the resale of their Founder Shares (1,437,500 ordinary shares) at any time commencing after the date that UYSC consummates a business combination. Additionally, the Sponsor is entitled to demand that UYSC register the resale of the 240,848 ordinary shares underlying the Private Units, and the 48,169 ordinary shares underlying the private rights and any securities UYSC’s Initial Shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to UYSC at any time upon or after UYSC consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,726,517 PubCo Class A Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo Class A Ordinary Shares after the consummation of the Business Combination.

UYSC’s directors and officers and the Sponsor may have certain conflicts in determining to recommend the acquisition of Isdera Group, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

UYSC’s management and directors, as well as the Sponsor, have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the UYSC’s securities owned by UYSC’s officers, directors and the Sponsor, or their affiliates and associates, would become worthless if the Business Combination is not approved and UYSC otherwise fails to consummate a Business Combination prior to its liquidation. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

UYSC will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement, and may not have sufficient funds for operation if the Business Combination is not consummated.

UYSC will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, UYSC may not have sufficient funds to seek an alternative business combination, or to meet its regular expenses of operation and may be forced to voluntarily liquidate and subsequently dissolve.

If UYSC is deemed to be an investment company under the Investment Company Act, UYSC may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for UYSC to complete the initial business combination.

If UYSC is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for UYSC to complete our initial business combination.

In addition, UYSC may have been imposed burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless UYSC can qualify for an exclusion, UYSC must ensure that UYSC is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. UYSC’s business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. UYSC does not plan to buy businesses or assets with a view to resale or profit from their resale. UYSC does not plan to buy unrelated businesses or assets or to be a passive investor.

UYSC does not believe that its anticipated principal activities will subject it to the Investment Company Act. To this end, the proceeds held in the trust account have been invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

To mitigate the risk that UYSC might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that UYSC hold investments in the trust account, UYSC may, at any time (and will no later than 12 months (or up to 24 months with extensions) from the closing of the IPO) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account.

Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), UYSC intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The IPO is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of UYSC’s initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend its amended and restated memorandum and articles of association (A) to modify the substance or timing of UYSC’s obligation to offer Redemption Rights in connection with any proposed initial business combination or certain amendments to its second amended and restated memorandum and articles of association prior thereto or to redeem 100% of its Public Shares if UYSC does not complete its initial business combination within the completion window; or (B) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, from the closing of the IPO, UYSC’s return of the funds held in the trust account to UYSC’s Public Shareholders as part of UYSC’s redemption of the Public Shares.

UYSC is aware of litigation against certain special purpose acquisition companies asserting that notwithstanding the foregoing, those special purpose acquisition companies should be considered investment companies. Although UYSC believe that these claims are without merit, UYSC cannot guarantee that UYSC will not be deemed to be an unregistered investment company and thus subject to the Investment Company Act. If UYSC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which UYSC have not allotted funds and may hinder its ability to complete an initial business combination or may result in UYSC’s liquidation.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of 125 days following the publication of the 2024 SPAC Rules in the Federal Register, that formally adopted some of the SEC’s proposed rules for SPACs that were released on March 30, 2022. The 2024 SPAC Rules, among other items, could impact the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. The 2024 SPAC Rules may materially adversely affect UYSC’s business, including its ability to negotiate and complete, and the costs associated with, its initial business combination, and results of operations.

If UYSC was deemed to be an unregistered investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which UYSC have not allotted funds and could increase the costs and time needed to complete a business combination or impair its ability to complete a business combination. If UYSC have not completed its initial business combination within the required time period, and as a result wind down its operations, investors will lose the investment opportunity in the target business and any price appreciation in the combined company, UYSC’s Public Shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of UYSC’s trust account and its public rights will expire worthless. If UYSC’s facts and circumstances change over time, UYSC will update its disclosure to reflect how those changes impact the risk of being considered as operating an unregistered investment company.

UYSC and Isdera Group have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by UYSC if the Business Combination is not completed.

UYSC and Isdera Group expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, UYSC expects to incur approximately $[ ] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by UYSC if the Business Combination is not completed. If the Business Combination is not consummated, UYSC may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

In the event that a significant number of UYSC Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of UYSC Ordinary Shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. PubCo intends to list its ordinary shares on Nasdaq, and Nasdaq may not list the PubCo Class A Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

UYSC may waive one or more of the conditions to the Business Combination without resoliciting UYSC shareholder approval for the Business Combination.

UYSC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The UYSC Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the UYSC Board determines that a waiver is not sufficiently material to warrant resolicitation of UYSC shareholders, UYSC has the discretion to waive that condition and complete the Business Combination without seeking further shareholder approval.

There will be a substantial number of PubCo Class A Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Class A Ordinary Shares.

PubCo may issue such number of shares as may be approved by its shareholders and authorized by its directors, in accordance with the terms of its memorandum and articles of association. No less than 56.74% shares to be issued in the Acquisition Merger to the current Isdera Group Shareholders will be subject to certain restrictions on sale and cannot be sold for at least six (6) months from the Closing of the Business Combination. In addition, the PubCo Class A Ordinary Shares to be issued to UYSC’s Initial Shareholders, including the Sponsor, that are currently locked up will be released and available for sale as early as six months from the date of the Business Combination provided that such shares will be released on the date on which the closing price of the shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination. After the expiration of this restricted period, there will then be an additional 1,437,500 shares that are eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Class A Ordinary Shares.

UYSC shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that UYSC’s current shareholders have on the management of PubCo.

After the Business Combination, assuming there are no further redemptions of UYSC’s shares, UYSC’s current Public Shareholders will own approximately [ ]% of the issued share capital of PubCo, UYSC’s current directors, officers and affiliates will own approximately [ ]% of the issued share capital of PubCo, and Isdera Group Shareholders will own approximately [ ]% of the issued share capital of PubCo. See “Questions and Answers About the Business Combination and the Extraordinary General Meeting — Will I experience dilution as a result of the Business Combination?” for additional details regarding this estimation. The minority position of the former UYSC’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.

The UYSC Board is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if, at the Extraordinary General Meeting, UYSC is unable to consummate the Business Combination due to insufficient number of votes for the Acquisition Merger Proposal. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.

UYSC’s officers and directors have pre-existing fiduciary and contractual obligations and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

UYSC’s officers and directors have pre-existing fiduciary and contractual obligations to other companies, including other companies that are engaged in business activities similar to those intended to be conducted by UYSC. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with UYSC’s consummation of its initial business combination. As a result, a potential target business may be presented by UYSC’s management team to another entity prior to its presentation to us and UYSC may not be afforded the opportunity to engage in a transaction with such target business.

Since the Sponsor and UYSC’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of other UYSC stockholders, a conflict of interest may have existed in determining whether the Business Combination with Isdera Group is appropriate as UYSC’s initial business combination. Such interests include that Sponsor as well as UYSC’s executive officers and directors, will lose their entire investment in UYSC if UYSC do not complete a business combination.

When you consider the recommendation of the Board in favor of adoption of the SPAC Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that the directors and officers of UYSC have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

●	The Sponsor and UYSC’s directors and officers have waived their rights to redeem their UYSC Ordinary Shares (including shares underlying UYSC Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if UYSC is unable to consummate a business combination. Accordingly, the UYSC Ordinary Shares, as well as the UYSC Units purchased by the Sponsor and UYSC’s officers and directors, will be worthless if UYSC does not consummate a business combination;

●	If an initial business combination is not completed by April 1, 2027 (assuming that the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter, as described herein), UYSC will be required to liquidate. In such event, the 1,437,500 shares of UYSC Ordinary Shares held by the Sponsor and Initial Shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.02 per share, will be worthless. Such shares had an aggregate market value of approximately $[ ] based on the closing price of UYSC Ordinary Shares of $[ ] on Nasdaq as of [●], 2026;

●	If an initial business combination is not completed by April 1, 2027 (assuming that the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter, as described herein), the 240,848 Private Units purchased by the Sponsor for a total purchase price of $2,408,480, will be worthless. Such Private Units had an aggregate market value of approximately $[ ] based on the closing price of UYSC Units of $[ ] on Nasdaq as of [●], 2026. The Private Rights included in the Private Units, which had an aggregate market value of approximately $[ ] based on the closing price of UYSC Rights on Nasdaq as of [●], 2026 will be worthless;

●	Prior to the IPO, UYSC issued an aggregate of 1,437,500 shares of UYSC Ordinary Shares to the Sponsor for an aggregate purchase price of $25,000. As of the date of this proxy statement/prospectus, the Sponsor and Initial Shareholders hold an aggregate of 1,437,500 insider shares the purchase price of which was approximately $0.02 per share. As a result, the Sponsor and Initial Shareholders will have rates of return on their respective investments which differ from the rate of return of UYSC stockholders who purchased UYSC Ordinary Shares at various other prices, including UYSC Ordinary Shares included in UYSC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an UYSC’s stockholder at the time of purchase of the UYSC Ordinary Shares by such stockholder, a situation may arise in which the Sponsor or a director of UYSC maintains a positive rate of return on its/ his/her UYSC Ordinary Shares while such stockholder of UYSC experiences a negative rate of return on the shares such UYSC’s stockholder purchased. The securities currently owned by the Sponsor and the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Sponsor and the Initial Shareholders collectively hold 1,678,348 shares of UYSC Ordinary Shares, including 1,437,500 insider shares and 240,848 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being UYSC Ordinary Shares’ closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other stockholders of UYSC would only have a profit of $[ ] per PubCo Ordinary Share;

●	Each of the Sponsor and UYSC’s current and former directors and officers owns the following number of insider shares:

Name of Beneficial Owner	No. of Shares
UY Scuti Investments Limited (our Sponsor) (1)	1,207,500
Qunxue Yin(1)	-
Jialuan Ma(2)	50,000
Sze Wai Lee	40,000
Yan Liang	35,000
Daniel John Paul Peart	35,000
Jiawen Zhao	35,000
Shaokang Lu(3)	35,000

(1)	The Sponsor is controlled by Qunxue Yin, who possesses voting and dispositive power over the securities held of record by the Sponsor. Mr. Yin was appointed as UYSC’s chief executive officer and a director on August 8, 2026.
(2)	Jialuan Ma resigned from serving as UYSC’s chief executive officer and a director on August 6, 2026.
(3)	Shaokang Lu resigned from serving as UYSC’s chief financial officer on March 27, 2026.

●	As of the date of the proxy statement/prospectus, there were no out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

●	As a result of the interests of the Initial Shareholders in UYSC’s securities, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to UYSC’s stockholders, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to affect UYSC’s initial business combination; and

●	The exercise of UYSC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

●	If the Business Combination with Isdera Group is completed, Isdera Group will have the right to designate four members of the PubCo Board, and UYSC will have the right to designate one member of the PubCo Board.

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by UYSC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

As of September 5, 2024, the Sponsor held an aggregate of 1,437,500 Founder Shares, which were acquired for an aggregate purchase price of $25,000.

Simultaneously with the closing of UYSC’s IPO, the Sponsor purchased a total of 240,848 Private Units for an aggregate purchase price of $2,408,480.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Class A Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director or officer of UYSC maintains a positive rate of return on its/his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Sponsor and UYSC’s officers and directors will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Sponsor and UYSC’s directors and officers hold 1,678,348 UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[    ] per PubCo Ordinary Share (i.e. being UYSC Ordinary Share’s closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Class A Ordinary Shares owned by the Sponsor and UYSC’s directors and officers would be $[       ] and the such persons would have a potential aggregate profit of $[       ], representing a profit of $[       ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[       ] per PubCo Ordinary Share.

UYSC has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of [●], 2026, there were $[ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

In order to finance transaction costs in connection with an intended initial business combination, UYSC’s Initial Shareholders, officers and directors and their affiliates may, but are not obligated to, loan UYSC funds as may be required. Such loans would be evidenced by promissory notes. In the event that UYSC is unable to consummate an initial business combination, UYSC may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. If UYSC consummates an initial business combination, the notes would either be paid upon consummation of the initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of the business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if the full amount of notes are issued and converted).

On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and was initially repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the or Sponsor 2025 Note. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Amended Sponsor Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026, the principal amount due and owing under the Sponsor 2025 Note was $469,053.

The retention of shares by the Sponsor and the reimbursements payable to the Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Public Shareholders of UYSC. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.” The foregoing personal and financial interests of the Sponsor as well as UYSC’s directors and executive officers may have influenced their motivation in identifying and selecting Isdera Group as a business combination target and completing an initial business combination with Isdera Group. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with the public stockholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate. In considering the recommendations of the UYSC Board to vote for the Proposals, its stockholders should consider these interests.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

UYSC can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of PubCo and may result in a lower value realized upon redemption than a stockholder of UYSC might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares of PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Because PubCo will become a public reporting company by means other than a traditional underwritten initial public offering, PubCo’s shareholders may face additional risks and uncertainties.

Because PubCo will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, PubCo’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews often include an independent third-party investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling PubCo Ordinary Shares, UYSC’s stockholders must rely on the information included in this proxy statement/prospectus. Although UYSC performed a due diligence review and investigation of Isdera Group in connection with the Business Combination, the lack of an independent third-party due diligence review and investigation increases the risk of investment in PubCo because it may not have uncovered facts that would be important to a potential investor.

In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for PubCo Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo Ordinary Shares. See “Risk Factors — Risks Related to PubCo’s Securities — If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.”

The Sponsor and other Initial Shareholders have agreed to vote in favor of the SPAC Merger Proposal, the Acquisition Merger Proposal and intend to vote for the other Proposals described in this proxy statement/prospectus, regardless of how UYSC’s public stockholders vote.

Unlike many other blank check companies in which the Sponsor and other Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by UYSC’s public stockholders in connection with an initial business combination, the Sponsor and other Initial Shareholders have agreed to vote any UYSC Ordinary Shares owned by them in favor of the SPAC Merger Proposal, the Acquisition Merger Proposal and intend to vote for the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Sponsor and other Initial Shareholders own [  ]% of the issued and outstanding UYSC Ordinary Shares. The Sponsor and other Initial Shareholders have agreed to vote any UYSC Ordinary Shares owned by them in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal and, accordingly, in addition to UYSC’s Sponsor and other Initial Shareholders’ Founder Shares and private placement shares, UYSC would need only [ ], or [ ] % (assuming all issued and outstanding shares are voted), to be voted in favor of a transaction (if the approval requirement was a majority of shares voted) in order to have the Business Combination approved). Further, assuming that only the holders of a simple majority of our issued and outstanding ordinary shares vote their shares, representing a quorum under UYSC’s Current Chater, UYSC will not need any Public Shares in addition to UYSC’s initial shares to be voted in favor of the Business Combination in order to approve the transaction. As a result, it is more likely that the necessary stockholder approval will be received for the SPAC Merger Proposal, the Acquisition Merger Proposal and the other Proposals than would be the case if the Sponsor and other Initial Shareholders agreed to vote any UYSC Ordinary Shares owned by them in accordance with the majority of the votes cast by UYSC’s public stockholders. While the Sponsor and other Initial Shareholders have agreed to vote their shares in favor of the SPAC Merger Proposal and the Acquisition Merger Proposal, stockholders should consider that the Sponsor and other Initial Shareholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. See “UYSC’s directors and officers may have certain conflicts in determining to recommend the acquisition of Isdera Group since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.”

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm UYSC’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against UYSC, whether or not resolved in UYSC’s favor, could result in substantial costs and divert UYSC’s management’s attention from other business concerns, which could adversely affect UYSC’s business, financial condition and results of operations and the ultimate value UYSC’s stockholders receive as a result of the consummation of the Business Combination.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

●	PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	The effect of the Business Combination on the financial statements is inconsistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing share prices.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what PubCo’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PubCo’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that UYSC and Isdera Group believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact UYSC.

If the Business Combination is not consummated for any reason, including as a result of UYSC’s shareholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of UYSC may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, UYSC would be subject to a number of risks, including the following:

●	UYSC may experience negative reactions from the financial markets, including negative impacts on the share price of the UYSC Ordinary Shares and other securities, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

●	UYSC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

●	since the Merger Agreement restricts the conduct of UYSC’s business prior to consummation of the Business Combination, UYSC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Board seeks another business combination, UYSC’s stockholders cannot be certain that UYSC will be able to find another target business or that such other business combination will be consummated.

Activities taken by UYSC’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the other Proposals and may indirectly affect the market price of UYSC’s securities.

The Sponsor or UYSC’s executive officers, directors and advisors, or their respective affiliates, may purchase UYSC Ordinary Shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. There is no limit on the number of shares UYSC’s initial stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules.

However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. UYSC does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares in such transactions prior to completion of our initial business combination.

If such transaction are effected prior to the Closing of the Business Combination, UYSC will disclose in a Form 8-K, prior to the Extraordinary General Meeting to approve the Business Combination: (i) the amount of UYSC’s securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price; (ii) the purpose of the purchases by the Sponsor or its affiliates; the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved; (iii) the identities of UYSC’s security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of UYSC’s security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and (iv) the number of UYSC’s securities for which UYSC has received redemption requests pursuant to its redemption offer.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained, notwithstanding the fact that the Sponsor or UYSC’s executive officers, directors and advisors, or their respective affiliates, do not vote any Public Shares that they may purchase. Purchases of UYSC Ordinary Shares by the persons described above could still allow them to exert more indirect influence over the approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of UYSC’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of UYSC’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by UYSC or the persons described above have been entered into. UYSC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or UYSC’s officers, directors and advisors, or their respective affiliates, that would affect the vote on the SPAC Merger Proposal, the Acquisition Merger Proposal and the other Proposals. None of the Sponsor or UYSC’s executive officers, directors or advisors has advised UYSC of his, her or its intention to purchase any Public Shares.

Subsequent to the consummation of the Business Combination, UYSC may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although UYSC has conducted due diligence on Isdera Group, UYSC cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of UYSC’s or Isdera Group’s control will not later arise. As a result, UYSC may be forced to later write- down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if UYSC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with UYSC’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on UYSC’s liquidity, the fact that UYSC report charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

Holders of rights will not have Redemption Rights.

If UYSC are unable to complete an initial business combination within the required time period and UYSC redeem the funds held in the Trust Account, the UYSC Rights will expire and holders will not receive any of the amounts held in the Trust Account in exchange for such rights.

The Committee on Foreign Investment in the United States (the “CFIUS”) may delay, prevent, or impose conditions on potential future acquisitions that PubCo may pursue after the completion of the Business Combination.

The CFIUS has authority to review certain direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is authorized to require certain foreign investors to make mandatory filings and to self-initiate national security reviews of certain foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily. With respect to transactions that CFIUS considers to present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures, and/or recommend that the President block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a U.S. business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control or governance rights received by foreign persons. For example, any investment that results in “control” of a U.S. business by a foreign person is within CFIUS’s jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations further includes investments that do not result in control of a U.S. business by a foreign person but that afford foreign persons certain information or governance rights in a “TID U.S. business,” that is, a U.S. business that (1) produces, designs, tests, manufactures, fabricates, or develops “critical technologies”; (2) owns or operates certain “critical infrastructure”; and/or (3) maintains or collects “sensitive personal data.”

UYSC’s Sponsor is a British Virgin Islands company controlled by Qunxue Yin, a foreign person under the CFIUS regulations. In addition, the management of both PubCo and Isdera Group consists of persons that are non-U.S. persons. PubCo and Isdera Group believe they are currently foreign persons under the CFIUS regulations and depending on PubCo’s ultimate share ownership following the Business Combination and other factors, post-closing PubCo is likely to be deemed to be a foreign person under CFIUS’s regulations. However, if CFIUS were to determine that a future investment or acquisition by PubCo or any portion thereof is within its jurisdiction, it might request PubCo to submit a filing with respect to such investment or acquisition. A CFIUS review of the Business Combination or any other investment or acquisition could delay the completion of such transaction. Further, if CFIUS identifies unresolved national security concerns as part of its review, and even if a filing has been made by PubCo, CFIUS could impose conditions with respect to such investment or acquisition, recommend that the President of the United States prohibit such investment or acquisition, or if the closing of such investment or acquisition has occurred, recommend that the President of the United States order PubCo to divest all or a portion of shares that Sponsor acquired pursuant to such investment or acquisition without first obtaining CFIUS approval. Moreover, should CFIUS determine that any parties to such investment or acquisition were required to make a filing with CFIUS but failed to do so, CFIUS could impose a civil penalty not to exceed $250,000 or the value of the relevant transaction, whichever is greater, on the parties it determines were subject to a mandatory filing requirement.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because UYSC has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If UYSC winds up and liquidates, its Public Shareholders may only receive the redemption value per share, and its rights will expire worthless. This will also cause investors to lose any potential investment opportunity in a target company and the chance of realizing future gains on UYSC’s shareholders’ investment through any price appreciation in the combined company.

Risks Relating to the Financial Projections

None of UYSC, Isdera Group, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any UYSC shareholders, or any other person, regarding the ultimate performance of Isdera Group compared to the information set forth in the financial projections provided in this proxy statement/prospectus.

You should be aware that uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of UYSC, Isdera Group, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any UYSC shareholders, or any other person, regarding the ultimate performance of Isdera Group compared to the information set forth under “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group” or that any such results will be achieved.

The inclusion of Isdera Group’s financial projections, including the Isdera Group Management Projections (as defined below), relating to its business in this proxy statement/prospectus should not be regarded as an indication that UYSC, Isdera Group, or their respective advisors or other representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the projections set forth under “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group” should not be relied upon as such. The projections were prepared by management of Isdera Group based, in part, on certain information furnished by Isdera Group and speak as of the date that such projections were made. Neither the independent registered public accounting firm of UYSC or Isdera Group nor any other independent accounts has audited, reviewed, compiled, examined, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of UYSC or Isdera Group, nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

Isdera Group management made numerous material estimates in developing the projections provided to UYSC and its financial advisor.

The projections prepared by Isdera Group management were based on estimates for the fiscal year ending March 31, 2025, through March 31, 2030 and the revised projections prepared by Isdera Group management were based on estimates for the fiscal year ending March 31, 2026, through March 31, 2031. The selected summary of the projections that were made available to UYSC and its financial advisor can be found in the section titled “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group” beginning on page 137.

Isdera Group’s projections, both as originally prepared prior to the execution of the Original Merger Agreement and as revised, are inherently subjective in nature and susceptible to interpretation and, accordingly, such projections may not be achieved. The original and revised projections regarding Isdera Group’s future performance reflect and consider numerous material assumptions made by Isdera Group management. Generally, Isdera Group’s projected revenue is based on a variety of operational assumptions. See “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group” Further, projected earnings are driven by the projected revenue and corresponding costs related to the delivery of its products. The projections also reflect numerous assumptions made by Isdera Group management, including material assumptions regarding, among other things:

●	the general addressable market for Isdera Group’s products and services;

●	success and timing of Isdera Group’s business strategies;

●	competition, including from established and future competitors;

●	whether Isdera Group can obtain sufficient capital to sustain and grow its business;

●	Isdera Group’s ability to manage its growth;

●	Isdera Group’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

●	the overall strength and stability of domestic and international economies;

●	other key assumptions affecting profitability projections, such as maintaining pricing, maintaining or reducing cost of goods sold, and sustaining or increasing gross margin; and

●	estimated timing of Closing the Business Combination and receiving the estimated net proceeds of the Business Combination.

The financial forecasts of Isdera Group are based on assumptions made by the management of Isdera Group in preparing their respective financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of Isdera Group. Furthermore, market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimated addressable market may not materialize for many years, if ever, and even if the market meets the size estimates and growth forecasted in this proxy statement/prospectus, Isdera Group’s business could fail to grow at similar rates. Any unfavorable changes in any of those factors listed above could materially and adversely affect its financial condition, business, results of operations and prospects of the post-Business Combination company.

Accordingly, there can be no assurance that the assumptions made in preparing the projections will be realized. There may be differences between actual and projected results, and the differences may be material, some of which differences have been identified and discussed in greater detail in the section entitled “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group” The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. Isdera Group’s business is subject to numerous risks. All of these assumptions involve variables making them difficult to predict, and some are beyond the control of Isdera Group and UYSC. Although Isdera Group’s management believes that there was a reasonable basis for the projections and underlying assumptions, any assumptions remain uncertain, and such uncertainty increases with the length of the projected period. The projections are forward-looking statements and are subject to risks and uncertainties. See the section titled “Forward-Looking Statements”. For a discussion of these projections, please see the section titled “The Acquisition Merger Proposal — Statement Regarding Unaudited Prospective Financial Information of Isdera Group.”

A decline in financial forecast or the failure of actual financial results of Isdera Group to meet the forecasted results as disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial condition, results of operations and prospects of PubCo.

Although the financial forecasts of Isdera Group are included in this proxy statement/prospectus, such forecasts are based on assumptions made by the management of Isdera Group in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of Isdera Group. The financial forecasts may decline, or the actual financial results of Isdera Group may fail to meet the forecasted results, which may have an adverse impact on the stock price and prospects of PubCo.

Risks Related to PubCo’s Securities

PubCo’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

We cannot predict whether PubCo’s dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of PubCo’s dual-class structure, Isdera Group will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and PubCo’s dual-class structure may cause shareholder advisory firms to publish negative commentary about PubCo’s corporate governance, in which the market price and liquidity of the ordinary shares could be adversely affected.

PubCo’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

PubCo will adopt a dual-class share structure such that PubCo Ordinary Shares will consist of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares conditional upon and effective immediately prior to the completion of the Business Combination. In respect of matters requiring the votes of shareholders, each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the PubCo, and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the PubCo. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination.

Upon the completion of the Business Combination, Wenfang Song will beneficially own 35,000,000 PubCo Class A Ordinary Shares and all of our then issued and outstanding PubCo Class B Ordinary Shares. These PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares will constitute (i) approximately 43.21% of our total issued and outstanding issued and outstanding PubCo Ordinary Shares and will be able to exercise approximately 70.62% of the total voting power of the PubCo’s issued and outstanding share capital (assuming no redemption) and (ii) approximately 44.00% of our total issued and outstanding issued and outstanding PubCo Ordinary Shares and will be able to exercise approximately 71.29% of the total voting power of the PubCo’s issued and outstanding share capital (assuming full redemption). As a result of the dual-class share structure and the concentration of ownership, holders of PubCo Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of PubCo, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of PubCo and may reduce the price of our PubCo Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

In addition, pursuant to PubCo’s Amended and Restated Memorandum and Articles of Association, the board of directors has broad discretion to issue additional shares, including shares with enhanced or weighted voting rights. If PubCo issues additional PubCo Class B Ordinary Shares or other shares with high voting rights in the future, the voting power of holders of PubCo Class A Ordinary Shares could be further diluted. Any such issuances could further concentrate voting control in the holders of PubCo Class B Ordinary Shares and further limit the ability of holders of PubCo Class A Ordinary Shares to influence corporate matters requiring shareholder approval. As a result, the market price of PubCo Class A Ordinary Shares may be adversely affected.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. All of Isdera Group’s assets are located outside of the United States. In addition, after the Business Combination, all of PubCo’s senior executive officers will reside outside of the United States for a significant portion of the time and all are nationals of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of Isdera Group’s directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Comparison of Shareholder’s Rights — Enforceability of Civil Liabilities.”

Currently, there is no public market for the PubCo Ordinary Shares. UYSC shareholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each share of UYSC Ordinary Shares will be converted into the right to receive one PubCo Ordinary Share. See “Summary of the Proxy Statement/Prospectus — the Business Combination and the Merger Agreement.” PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. UYSC, Isdera Group and PubCo have agreed to use their best efforts to cause the PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the Effective Time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Ordinary Shares following the Closing of the Business Combination and the PubCo Ordinary Shares may trade at a price less than the current market price of the UYSC Ordinary Shares.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for PubCo Ordinary Shares does not develop, investors may not be able to re-sell their PubCo Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors could also cause the market price and demand for the PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in UYSC’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of UYSC or other companies in the retail business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other education technology companies;

●	announcements by PubCo or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo Ordinary Shares in the public market;

●	the release of lock-up, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, Isdera Group and its directors, executive officers and existing shareholders will exchange the ordinary shares of Isdera Group held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for six months after the date of the consummation of the Business Combination without the prior written consent of PubCo. Thereafter, PubCo Ordinary Shares to be held by Isdera Group’s existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [__] outstanding and issued PubCo Ordinary Shares immediately after the Business Combination, assuming no redemption of UYSC Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the PubCo Ordinary Shares.

PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances. PubCo’s issuance of additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile, which in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, PubCo may be the target of securities class action litigation and investigations. Securities litigation against PubCo, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect PubCo’s business, financial condition and results of operations.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “Summary of the Proxy Statement/Prospectus — Implications of Being an Emerging Growth Company.” The Exchange Act requires, among other things, that PubCo file annual and current reports with respect to PubCo’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainties for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase PubCo’s legal and financial compliance costs and render PubCo’s certain business activities more time-consuming and costly.

Members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo Board, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, Isdera Group’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Isdera Group’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in Isdera Group’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on Isdera Group’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

Subject to any rights and restrictions for the time being attached to any PubCo’s shares, PubCo’s director may from time to time declare dividends (including interim dividends) and other distributions on PubCo’s shares in issue and authorize payment of the same out of the funds of PubCo lawfully available therefor. Even if the PubCo Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the PubCo Board. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

The PubCo Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective at the effective time of the SPAC Merger. The PubCo Amended and Restated Memorandum and Articles of Association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo Board will have the authority to issue any additional shares, provided such issuance will not exceed the authorized share capital of PubCo, without any approval required from the shareholders.

Risks Related to PubCo

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it was a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country, the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management UYSC may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following the Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to our securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic issuers, and it will not be required to disclose in its periodic reports all of the information that domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer such as PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

PubCo may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Global Market or Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands laws.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, as amended and restated from time to time, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court,” of a debt or definite sum of money against PubCo (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against PubCo, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement. It may be difficult or impossible for you to bring an action against PubCo or against PubCo’s directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of the Cayman Islands exempted companies like PubCo have no general rights under the Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain register of members of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under PubCo Amended and Restated Memorandum and Articles of Association, which will be effective immediately prior to the Closing, PubCo’s directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations PubCo’s accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorized by the directors, provided that the shareholders shall receive the annual audited financial statements of PubCo. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against PubCo or its management named in this proxy statement/ prospectus based on foreign laws.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. In addition, all of PubCo’s senior executive officers reside outside of the United States for a significant portion of the time and most are nationals of countries other than the United States. As a result, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States It may also be difficult for you to effect service of process upon PubCo or those persons outside of the United States or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.”

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

Failure to implement enhanced internal controls over financial reporting could have a material adverse effect on our business, operating results and share price.

Prior to the consummation of the Business Combination, Isdera Group is neither a publicly listed company, nor an affiliate of a publicly listed company, and has not dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

In connection with the external audit of Isdera Group’s financial statements as of and for the years ended March 31, 2024 and 2025, in preparation for the Business Combination, Isdera Group noted certain deficiencies in its financial reporting and internal control which will be deemed to be a material weakness under applicable PCAOB standards. The PCAOB has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our material weakness identified relates to a lack of a fully developed accounting department infrastructure commensurate with those of a publicly listed company able to evaluate, account for and disclose complex transactions.

Neither Isdera Group nor its auditors were required to perform an evaluation of internal control over financial reporting as of March 31, 2025 and 2026 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. Further, neither PubCo’s nor Isdera Group’s independent registered public accounting firm will be required to report on the effectiveness of their respective internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until PubCo’s first annual report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Closing.

In addition, PubCo and Isdera Group cannot predict the outcome of this determination and whether PubCo and/or Isdera Group will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years PubCo and/or Isdera Group is unable to assert that PubCo’s and/or Isdera Group’s internal control over financial reporting is effective, or if PubCo’s and/or Isdera Group’s auditors express an opinion that PubCo’s and/or Isdera Group’s internal control over financial reporting is ineffective, Isdera Group and PubCo may fail to meet the future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of PubCo’s securities.

PubCo and Isdera Group will invest to significantly enhance the entity level and financial reporting control environment as well as the accounting department infrastructure. The measures PubCo and Isdera Group will implement to address the material weakness include strengthening resources within the accounting function, continuing to implement new systems and automating processes, conducting training for PubCo and Isdera Group personnel with respect to U.S. GAAP and SEC financial reporting requirements and documenting and evaluating the controls over financial reporting. PubCo and Isdera Group plan to remediate this material weakness by December 31, 2026. In this regard, PubCo and Isdera Group will need to dedicate internal resources, recruit personnel with public reporting experience, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This may include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

The SPAC Merger may be a taxable event for U.S. Holders of UYSC Ordinary Shares.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders,” the SPAC Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder should not recognize gain or loss on the exchange of UYSC Ordinary Shares or UYSC Rights for PubCo Ordinary Shares, as applicable, pursuant to the SPAC Merger.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the SPAC Merger. However, Section 367(a) of the Code should not apply to the SPAC Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of UYSC securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. If the SPAC Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its UYSC Ordinary Shares or UYSC Rights for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the UYSC Ordinary Shares or UYSC Rights exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the SPAC Merger, see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders” in this proxy statement/prospectus. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the SPAC Merger.

Further, because the SPAC Merger will occur immediately prior to the redemption of UYSC Ordinary Shares, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of the SPAC Merger. All U.S. Holders considering exercising Redemption Rights with respect to their UYSC Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the SPAC Merger and exercise of Redemption Rights.

PubCo may be or become a PFIC during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to the U.S. Holder.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries will not be PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for future taxable years. If it is determined that either UYSC, Isdera Group or PubCo was a PFIC for any tax year of UYSC, Isdera Group or PubCo beginning on or before the date of the Acquisition Merger, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders that held UYSC securities and Isdera Group Ordinary Shares prior to the Business Combination such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with such reporting requirements; provided, that, PubCo provides no assurance of, and makes no representation as to, the accuracy of any such determination or that it will timely provide such required information. PubCo does not otherwise intend to provide information that may be required for U.S. Holders (other than U.S. Holders that held UYSC securities or Isdera Group Ordinary Shares prior to the Business Combination as described in the preceding sentence) to comply with PFIC reporting requirements. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities.” and “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status” for a more detailed discussion of the PFIC regime.

U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of the PubCo Ordinary Shares.

PubCo does not intend to make any determinations on whether PubCo or its subsidiaries are CFCs for U.S. federal income tax purposes.

PubCo does not intend to make any determinations on whether PubCo or any of its subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of PubCo securities is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to PubCo or any of its subsidiaries. PubCo does not expect to furnish to any U.S. Holder of PubCo securities information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. The CFC rules are not discussed herein. U.S. Holders of PubCo securities should consult their own tax advisors regarding the potential application of these rules to their particular circumstances.

PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

If PubCo fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, PubCo could face significant material adverse consequences, including:

●	a limited availability of market quotations for PubCo Ordinary Shares;

●	a limited amount of news and analyst coverage for PubCo; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders. Moreover, there may be conflicts of interest with PubCo’s controlling shareholders and concentration of ownership may not be in the best interests of our shareholders.

The Controlling Shareholder will hold 43.21% of then total issued and outstanding PubCo Ordinary Shares, giving him a majority of the aggregate voting power of the issued and outstanding share capital of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. It is currently anticipated that, upon consummation of the Business Combination, only three out of five directors of the PubCo Board will be independent.

Moreover, as a result of the concentration of ownership, the Controlling Shareholder will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of PubCo and may reduce the price of PubCo’s securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that other holders of PubCo Ordinary Shares may view as beneficial.

Also, an entity controlled by PubCo’s Chief Executive Officer and Chairman is the Controlling Shareholder. The Controlling Shareholder has significant influence over PubCo Board. Potential conflicts of interest between the individuals’ roles as company senior management and their interests as PubCo shareholders may arise, which could impact the decisions made by these individuals. For example, they may decline opportunities to raise additional capital for PubCo as they may be unwilling to dilute their ownership stake in PubCo. Also, as they have significant influence over PubCo’s strategic direction, they may prioritize short-term gains over long-term value creation for PubCo. This could limit PubCo’s growth potential and its ability to take advantage of new business opportunities.

As the PubCo Amended and Restated Memorandum and Articles of Association does not provide any special rights and powers to controlling shareholders, Controlling Shareholder, same as the other shareholders of the same class of shares, may exercise his respective voting rights by way of voting on PubCo’s shareholders’ resolution. The Controlling Shareholder’s power to influence PubCo, as compared to other shareholders, manifests in its ability to pass an ordinary resolution (which requires a simple majority of shares that have voted at the general meeting) and/or a special resolution (which requires two-thirds of shares that have voted at the general meeting) with its shareholding in PubCo. Theoretically, for as long as the Controlling Shareholder holds sufficient voting shares to satisfy the voting threshold required to pass an ordinary resolution and/or a special resolution at a quorate general meeting, such Controlling Shareholder will have the ability to control the outcome of the resolutions to be passed in the general meeting by exercising their votes accordingly.

PubCo may adopt share incentive plans in the future, which may adversely affect PubCo’s results of operations.

PubCo may adopt a share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of PubCo. If PubCo adopts one or more share-based incentive plans and grants share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If PubCo adopts any such share incentive plan and grants options or other equity incentives in the future, such grants could have dilutive impact on PubCo’s existing shareholders, and cause PubCo to incur significant compensation charges and its results of operations could be adversely affected.

CAPITALIZATION

The following table sets forth the capitalization on an unaudited, historical basis of UYSC as of March 31, 2026 and information derived from the audited combined statement of financial position of Isdera Group as of March 31, 2026 after giving effect to the Business Combination assuming that (i) no holders of UYSC Ordinary Shares exercise their Redemption Rights, and (ii) the maximum number of holders of UYSC Ordinary Shares have properly exercised their Redemption Rights.

	Historical		As Adjusted
	Isdera Group	UYSC	Scenario 1 Assuming No Redemption	Scenario 2 Assuming Maximum Contractual Redemption
Due to a related party	$7,713,591	$883,401	$8,596,992	$8,596,992
Loans payable	1,332,781	-	1,322,847	1,322,847
Total indebtedness	9,036,438	883,401	9,919,839	9,919,839
Ordinary shares, $0.0001 par value; 490,000,000 shares authorized; 1,908,348 shares issued and outstanding (excluding 5,750,000 shares subject to redemption) as of March 31, 2026	50,000	191	-	-
Class A ordinary shares, $0.0001 par value, 0 shares issued and outstanding as of March 31, 2026, 96,047,512 issued and outstanding in Scenario 1, 94,128,047 issued and outstanding in Scenario 2	-	-	9,604	9,412
Class B ordinary shares, $0.0001 par value, 0 shares issued and outstanding as of March 31, 2026, 11,049,717 issued and outstanding in Scenario 1 and 2	-	-	1,105	1,105
Additional paid-in capital	1,963,300	990,836	34,534,496	13,900,439
Accumulated deficits	(9,152,893)	(2,027,528)	(8,899,981)	(8,899,981)
Accumulated other comprehensive loss	(10,974)	-	(10,974)	(10,974)
Non-controlling interest	4,028,726	-	4,028,726	4,028,726
Total shareholders’ (deficit) equity	(3,121,841)	(1,036,501)	29,662,976	9,028,727
Total capitalization and indebtedness	$5,914,597	$(153,100)	$39,582,815	$18,948,566

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF UYSC

General

We are furnishing this proxy statement/prospectus to the shareholders of UYSC as part of the solicitation of proxies by Board for use at the Extraordinary General Meeting to be held at [  ] on [  ], 2026 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [  ], 2026 in connection with the vote on the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on [  ], 2026 at [  ]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

We encourage shareholders to attend the Extraordinary General Meeting virtually. This proxy statement includes instructions on how to access the virtual Extraordinary General Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, we are asking holders of UYSC Ordinary Shares to approve the following Proposals:

●	The SPAC Merger Proposal to approve the SPAC Merger and the Plan of Merger in respect of the SPAC Merger;

●	The Acquisition Merger Proposal to approve and ratify the entry into the Merger Agreement and to approve the Acquisition Merger;

●	The Nasdaq Proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 100,715,607 PubCo Ordinary Shares by PubCo in connection with the Business Combination;

●	The PubCo Charter Proposal to approve, as a special resolution, the material differences in the governance provisions set forth in the PubCo Amended and Restated Memorandum and Articles of Association to be adopted by PubCo upon the effective time of the SPAC Effective Time; and

●	The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event UYSC does not receive the requisite shareholder vote to approve the above Proposals.

The Acquisition Merger Proposal (Proposal No. 2) is conditioned upon the approval of Proposal No. 1 (the SPAC Merger Proposal) and Proposal No. 3 (the Nasdaq Proposal), and the SPAC Merger Proposal (Proposal No. 1) and the Nasdaq Proposal (Proposal No. 3) are dependent upon approval of the Acquisition Merger Proposal (Proposal No. 2). In addition, the PubCo Charter Proposal (Proposal No. 4) is conditioned on the approval of the SPAC Merger Proposal (Proposal No. 1). It is important for you to note that in the event that either the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, UYSC will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

Recommendation of the Board

The Board:

●	has determined that each of the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal are fair to, and in the best interests of UYSC and its shareholders;

●	has approved the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal; and

●	recommends that the shareholders of UYSC vote “FOR” each of the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

Members of the Board have interests that may be different from or in addition to your interests as a shareholder. See “Proposal No. 2: the Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [__], 2026, as the Record Date for determining those UYSC’s shareholders entitled to notice of and to vote at the Extraordinary General Meeting. As of the close of business on [__], there were [__] shares of UYSC Ordinary Shares outstanding and entitled to vote. Each holder of UYSC Ordinary Shares is entitled to one vote per share on each of the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

As of the Record Date, the Initial Shareholders collectively own and are entitled to vote [__] UYSC Ordinary Shares, or approximately [__]% of UYSC issued and outstanding Ordinary Shares. With respect to the Business Combination, the Initial Shareholders have agreed to vote their UYSC Ordinary Shares acquired by them in favor of the SPAC Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposal.

Quorum and Required Vote for the Proposals

A quorum of UYSC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if not less than a majority of the votes of the shares issued and outstanding as of the Record Date and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy. A UYSC’s shareholder present in person or by proxy and abstaining from voting at the Extraordinary General Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Nasdaq Proposal and the Adjournment Proposal each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the UYSC Ordinary Shares and entitled to vote thereon and who vote at the Extraordinary General Meeting. The approval of the SPAC Merger Proposal, the Acquisition Merger Proposal and the PubCo Charter Proposal each requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the UYSC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. Attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have no effect on such proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of these proposals.

Moreover, according to the Current Charter, a public shareholder of UYSC, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of UYSC Ordinary Shares, will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the directors of UYSC.

Voting Your Shares

Each of UYSC Ordinary Shares that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Extraordinary General Meeting. Your proxy card shows the number of UYSC Ordinary Shares that you own.

There are two ways to ensure that your UYSC Ordinary Shares are voted at the Extraordinary General Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board, “FOR” the adoption of the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

●	You can attend the Extraordinary General Meeting and vote in person (including by virtual presence). If you attend in person, we will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE SPAC MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our Proxy Solicitor, [__], in writing before the Extraordinary General Meeting that you have revoked your proxy; or

●	you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person (including by virtual presence), as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your UYSC Ordinary Shares, you may call [__], our Proxy Solicitor; individuals can call toll-free at [__] and banks and brokers can call at [__].

No Additional Matters May Be Presented at the Extraordinary General Meeting

This Extraordinary General Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to the Current Charter, a holder of UYSC Ordinary Shares has the right to have its Public Shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination, except that a public shareholder of UYSC, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of UYSC Ordinary Shares, will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the directors of UYSC.

If you are a holder of Public Shares and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [  ], 2026 (two business days before the Extraordinary General Meeting), that UYSC redeem your shares into cash; and (ii) submit your request in writing to UYSC’s Transfer Agent, at the address listed at the end of this section and deliver your shares to UYSC’s Transfer Agent physically or electronically using the DWAC system at least two business days prior to the vote at the Extraordinary General Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to UYSC’s Transfer Agent. The proxy card or separate request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise Redemption Rights. The request must identify the holder of the shares to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

You may tender the UYSC Ordinary Shares for which you are electing redemption on or before two business days before the Extraordinary General Meeting by either:

●	Delivering certificates representing UYSC Ordinary Shares to UYSC’s Transfer Agent, or

●	Delivering the UYSC Ordinary Shares electronically through the DWAC system.

UYSC’s shareholders will be entitled to redeem their UYSC Ordinary Shares for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately [$*] per share) net of taxes payable.

Any corrected or changed written demand of Redemption Rights must be received by UYSC’s Transfer Agent two business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of UYSC Ordinary Shares as of the Record Date. Any public shareholder who holds UYSC Ordinary Shares on or before [●], 2026 (two business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your stock certificates to UYSC’s Transfer Agent or deliver your shares to the Transfer Agent electronically using The Depository Trust Company’s DWAC System, in each case, two business days before the Extraordinary General Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC, and UYSC’s Transfer Agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is UYSC’s understanding that UYSC’s shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. UYSC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. UYSC’s shareholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their Redemption Rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. UYSC anticipates that a shareholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by UYSC’s public shareholders, UYSC will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the Record Date, this would amount to approximately $[  ] per share. If you exercise your Redemption Rights for all of your Public Shares, you will be exchanging your UYSC Ordinary Shares for cash and will no longer own the shares of the post-Business Combination company other than the Rights (which will be converted into shares upon consummation of the Business Combination).

The following table demonstrates the book value of shares owned by non-redeeming shareholders at each of the following redemption levels:

	Assuming No Redemption	Assuming 50% Redemption	Assuming Maximum Redemption
Estimated issuance price per share	$10.00	$10.00	$10.00
Net tangible book value as of June 30, 2026	$33,958,291	$33,958,291	$33,958,291
Decrease in net tangible book value for payment of offering costs(1)	(165,000)	(165,000)	(165,000)
Decrease in net tangible book value for redemption of public shares	-	(17,805,827)	(20,634,249)
As adjusted net tangible book value	$33,793,291	$15,987,464	$13,159,042

Ordinary shares subject to possible redemption as of June 30, 2026 (6)	3,312,712	1,656,356	1,393,247
Ordinary shares not subject to possible redemption as of June 30, 2026	1,908,347	1,908,347	1,908,347
Issuance of ordinary shares to public shareholders for conversion of public rights(2)	1,150,000	1,150,000	1,150,000
Issuance of ordinary shares to private shareholders for conversion of private rights(3)	48,170	48,170	48,170
Issuance of ordinary shares to the financial advisors(4)	8,624,000	8,624,000	8,624,000
Issuance of ordinary shares for conversion of promissory note to Sponsor (5)	37,607	37,607	37,607
Issuance of ordinary shares for conversion of extension payment loans (5)	54,000	54,000	54,000
As adjusted ordinary shares as of June 30, 2026	15,134,836	13,478,480	13,215,371
As adjusted net tangible book value per share	$2.23	$1.19	$1.00

Dilution per share to recipients of Isdera Group Merger Shares	$7.77	$8.81	$9.00

Future Company Valuation Necessary for the Non-redeeming Shareholders’ Interest per Ordinary Share to Equal the Original SPAC IPO Price (a)	$1,071,348,360	$1,054,784,800	$1,052,153,710

(a)	The future company valuation necessary for the non-redeeming shareholders’ interest per ordinary share equal Original SPAC IPO price is calculated at the total amount of (i) as adjusted ordinary shares as of June 30, 2026 under each redemption scenario, and (ii) 92,000,000 shares to be issued to Isdera Group shareholders, multiplied by per share price of $10 which equals to UYSC’s initial public offering price per ordinary share.

(1)	Represents the estimated offering cost to be paid from April 1, 2026 through the closing of business combination.
(2)	Represents the issuance of 1,150,000 PubCo Ordinary Shares to the public shareholders in conversion of public rights upon closing of business combination.
(3)	Represents the issuance of 48,170 PubCo Ordinary Shares to the private shareholders in conversion of private rights upon closing of business combination.
(4)	Represents the issuance of the issuance of 8,624,000 PubCo Ordinary Shares, including 4,324,000 ordinary shares to Keltwin International Limited upon the closing of Business Combination and 4,300,000 ordinary shares to Chiyue Automobile Limited upon the closing of Business Combination.
(5)	Represents the issuance of 37,607 PubCo Ordinary Shares to the Sponsor upon conversion of a promissory note at the closing of the Business Combination, and the issuance of 54,000 PubCo Ordinary Shares to a designee of the Sponsor upon conversion of a promissory note evidencing the extension payment loan at the closing of the Business Combination, respectively.
(6)	Represents the assumptions that (i) except for redemption of 2,437,288 UYSC ordinary shares settled in April 2026, no redemption of UYSC ordinary shares by public shareholders upon closing of business combination, (ii) redemption of 50% of 3,312,712 UYSC ordinary shares by public shareholders upon closing of business combination, and (iii) redemption of 4,356,753 UYSC ordinary shares by public shareholders, including 2,437,288 UYSC ordinary shares settled in April 2026, upon closing of business combination. The redemption of 4,356,753 UYSC ordinary shares is the maximum amount of UYSC ordinary shares which could be redeemed so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination.

If UYSC is unable to complete an initial business combination by April 1, 2027 (assuming the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter, as described herein), it will liquidate and dissolve and public shareholders would be entitled to receive approximately $[   ] per share upon such liquidation.

Holders of outstanding UYSC Units must separate the underlying UYSC Ordinary Shares and UYSC Rights prior to exercising Redemption Rights with respect to the UYSC Ordinary Shares. If UYSC Units are registered in a holder’s own name, the holder must deliver the certificate for its UYSC Units to the Transfer Agent with written instructions to separate the UYSC Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its Redemption Rights upon the separation of the UYSC Ordinary Shares from the UYSC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds UYSC Units for an individual or entity (such individual or entity, the “Beneficial Owner”), the Beneficial Owner must instruct such nominee to separate the beneficial owner’s UYSC Units into their individual component parts. The Beneficial Owner’s nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of UYSC Units to be separated and the nominee holding such UYSC Units. The Beneficial Owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant UYSC Units and a deposit of an equal number of UYSC Ordinary Shares and UYSC Rights. This must be completed far enough in advance to permit the nominee to exercise the Beneficial Owner’s Redemption Rights upon the separation of the UYSC Ordinary Shares from the UYSC Units. While this is typically done electronically the same business day, the Beneficial Owner should allow at least one full business day to accomplish the separation. If Beneficial Owners fail to cause their UYSC Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their Redemption Rights.

Tendering Ordinary Shares Certificates in connection with Redemption Rights

UYSC is requiring UYSC’s Public Shareholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to UYSC’s Transfer Agent, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two business days prior to the Extraordinary General Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The Transfer Agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether UYSC requires holders seeking to exercise Redemption Rights to tender their Ordinary Shares. The need to deliver shares of Ordinary Shares is a requirement of exercising Redemption Rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the Transfer Agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then Public Shareholders who exercised their Redemption Rights would not be entitled to receive the redemption payment. In such case, UYSC will promptly return the share certificates to the public shareholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. UYSC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [   ], a proxy solicitation firm that UYSC has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

UYSC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. UYSC will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Extraordinary General Meeting.

PROPOSAL NO. 1:

THE SPAC MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Original Merger Agreement is attached hereto as Annex A-1 and the full text of the First Amendment is attached hereto as Annex A-2, which are incorporated by reference herein.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that the merger of UY Scuti Acquisition Corp (“UYSC”) with and into Isdera Inc, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a wholly owned subsidiary of UYSC, with PubCo surviving the merger, be approved and authorized in all respects, and that the Plan of Merger, substantially in the form attached as Annex C to this proxy statement/prospectus, and any and all transactions provided for in the Plan of Merger, be and are hereby authorized and approved, and that any director and/or officer of UYSC be and is hereby authorized to execute the Plan of Merger, for and on behalf of UYSC, with such changes therein and additions thereto as any director and/or officer of UYSC may deem necessary, appropriate or advisable, such determinations to be evidenced conclusively by his/her execution thereof, and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands.”

Purpose of the SPAC Merger Proposal

The purpose of the SPAC Merger is to establish a Cayman Islands exempted company as the parent entity of Isdera Group that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the SPAC Merger, the UYSC shareholders will no longer be shareholders of UYSC and (other than the UYSC shareholders who exercise their Redemption Rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices will differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the SPAC Merger

The Original Merger Agreement was entered into by and among UYSC, Isdera Group and certain other parties on July 18, 2025 and the First Amendment was entered into among the necessary parties to the Original Merger Agreement, PubCo, and Merger Sub on September 22, 2026. Upon the approval of the Merger Agreement and the Plan of Merger by the UYSC shareholders, PubCo and UYSC will execute the Plan of Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. The separate corporate existence of UYSC will cease and PubCo will continue as the surviving corporation. In connection with the SPAC Merger, all outstanding UYSC Units will separate into their individual components of UYSC Ordinary Shares, and UYSC Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the UYSC shareholders shall be exchanged as follows:

(i)	Each UYSC Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares and any treasury shares held by UYSC) will automatically be cancelled and cease to exist and, for each such UYSC Ordinary Share, PubCo shall issue to each UYSC shareholder (other than UYSC shareholders who exercise their Redemption Rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	The holders of UYSC Rights issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-fifth (1/5th) of one PubCo Class A Ordinary Share in exchange for the cancellation of each UYSC Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the SPAC Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

Differences between the PubCo Amended and Restated Memorandum and Articles of Association and UYSC’s Current Charter

Following is a summary of the material differences between the PubCo Amended and Restated Memorandum and Articles of Association to be in effect following the Business Combination and UYSC’s Current Charter:

●	The name of the new public entity will be “Isdera Inc” as opposed to “UY Scuti Acquisition Corp.”;

●	The PubCo will have an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of a par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of US$0.0001 each, as opposed to UYSC having authorized share capital of US$50,000.00 divided into 490,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001;

●	PubCo will have a dual-class structure, separating all the ordinary shares as Class A Ordinary Shares or Class B Ordinary Shares, of which Class B Ordinary Shares will have super voting power. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the PubCo, and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the PubCo. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination.

●	PubCo’s corporate existence is perpetual as opposed to UYSC’s corporate existence terminating if a business combination is not consummated by UYSC within a specified period of time; and

●	PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition companies that UYSC’s Current Charter contains.

Authorized but unissued ordinary shares may enable PubCo Board to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, PubCo Board were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the PubCo Board without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent PubCo Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of the PubCo Amended and Restated Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section entitled “Comparison of Shareholders’ Rights” of this proxy statement/prospectus. See also “Proposal No. 4 — PubCo Charter Proposal.”

Required Vote

Approval of the SPAC Merger Proposal requires the affirmative vote of at least two-thirds of the majority of the issued and outstanding UYSC Ordinary Shares as of the Record Date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote and voted thereon. Adoption of the SPAC Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal, the Nasdaq Proposal and the PubCo Charter Proposal. It is important for you to note that in the event that any one of the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, then UYSC will not consummate the Business Combination.

The Initial Shareholders intend to vote all UYSC Ordinary Shares owned by them in favor of the SPAC Merger Proposal.

Recommendation of the Board

After careful consideration, the Board has determined that the SPAC Merger forming part of the Business Combination with Isdera Group is in the best interests of UYSC and its shareholders. On the basis of the foregoing, the Board has approved and declared advisable the Business Combination with Isdera Group and recommends that you vote or give instructions to vote “FOR” adoption of the SPAC Merger Proposal.

The existence of financial and personal interests of one or more of UYSC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of UYSC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, UYSC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2:

THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A-1 and the full text of the First Amendment is attached hereto as Annex A-2, which are incorporated by reference herein.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that (a) the entry into the Merger Agreement dated as of July 18, 2025 by and among UYSC, Isdera Group Limited, Xinghui Technology (Hainan) Co., Ltd., and the other parties thereto, as amended by the First Amendment to the Merger Agreement, dated September 22, 2026 and as may be further amended, supplemented or restated from time to time (the “Merger Agreement”) and all the transactions contemplated by the Merger Agreement each be authorized, approved, confirmed and ratified in all respects; and (b) the merger of Isdera Technology Limited with and into Isdera Group in accordance with the terms and subject to the conditions of the Merger Agreement, with Isdera Group surviving the merger and becoming a wholly owned subsidiary of Pubco(the transaction, the “Acquisition Merger”), be approved and authorized in all respects, and that the board of directors of PubCo be and is hereby authorized to take any such actions as may be necessary to complete the Acquisition Merger.”

General Description of the Acquisition Merger

Immediately after the SPAC Merger, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into Isdera Group, resulting in Isdera Group being a wholly-owned subsidiary of PubCo.

Pursuant to the Merger Agreement, the aggregate consideration for the Acquisition Merger is $920,000,000, payable in the form of 92,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to Isdera Group and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in Isdera Group held by the former Isdera Group shareholders will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 80,950,283 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that Isdera Group will become a wholly owned subsidiary of PubCo.

Upon the Closing of the Business Combination, PubCo Board will consist of five (5) directors, one (1) director designated by UYSC, one (1) director designated by Isdera Group who shall be Wenfang Song, and the remaining three (3) directors shall be deemed “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of the post-Closing company is US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of a par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of US$0.0001 each. After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about foreign private issuer status, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming there are no further redemptions of our shares, UYSC’s current Public Shareholders will own approximately [__]% of the issued share capital of PubCo, UYSC’s Sponsor, current directors, officers and affiliates will own approximately [__]% of the issued share capital of PubCo, and Isdera Group Shareholders will own approximately [__]% of the issued share capital of PubCo.

Assuming the SPAC Merger Proposal and the Acquisition Merger Proposal are approved, UYSC expects to close the Business Combination by [__], 2026.

Representations and Warranties

Isdera Group and its principal shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of Isdera Group and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) neither the execution, delivery nor performance of the Merger Agreement need any consent, approval, license or other action of any government authority; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) subsidiaries, (h) required consents and approvals; (i) financial information; (j) books and records, (k) absence of certain changes or events; (l) title to assets and properties; (m) material contracts; (n) licenses and permits; (o) compliance with laws, including those relating to foreign corrupt practices and money laundering; (p) ownership of intellectual property; (q) customers and suppliers; (r) accounts, (s) employment and labor matters; (t) taxes matters; (u) environmental matters; (v) brokers and finders; (w) investment company status; and (x) other customary representations and warranties.

UYSC, PubCo and Merger Sub (collectively, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no governmental authorization required; litigation; (d) non-contravention; (e) brokers and finders; (f) capital structure; (g) validity of share issuance; (h) minimum trust fund amount; (i) validity of Nasdaq Stock Market listing; (j) due authorization; (k) SEC filing requirements and financial statements; (l) litigation; (m) compliance with laws; (n) that UYSC is not an investment company; and (o) other customary representations and warranties.

Conduct Prior to Closing; Covenants

Each of Isdera Group and UYSC has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the Closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party. Isdera Group and UYSC have also agreed to customary “no shop” obligations.

The Merger Agreement also contains covenants providing for:

●	directors’ and officers’ indemnification and insurance;

●	each party’s access to books and records and information from the other party;

●	Isdera Group’s obligation to deliver the financial statements required to make applicable filings with the SEC;

●	Isdera Group’s obligations to use best efforts to obtain all required third-party consents and regulatory approvals; and

●	cooperation in making certain filings with the SEC.

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions contemplated thereby is conditioned on, among other things: (i) the absence of any applicable law or order that prohibits or prevents the consummation of the transactions; (ii) no legal action brought by a non-affiliated third party seeking to enjoin or materially delay the Closing; (iii) consummation of the SPAC Merger and related filings; (iv) the SEC shall have declared the Registration Statement effective and no stop order shall have been issued suspending its effectiveness; (v) execution and continued effectiveness of each of the Additional Agreements (as defined in the Merger Agreement); (vi) receipt of the requisite shareholder approvals from both the Parent and the Isdera Group; (vii) receipt of necessary approvals from the CSRC; and (viii) continued listing of the Purchaser’s securities on Nasdaq, with the Nasdaq additional listing application for the merger consideration shares approved and no outstanding deficiency.

Isdera Group’s Conditions to Closing

The obligations of Isdera Group to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things, (i) the Purchaser Parties having performed their covenants in all material respects; (ii) the truth and correctness of the representations and warranties of the Purchaser Parties, subject to materiality qualifications; (iii) absence of any material adverse effect on the Purchaser Parties; (iv) delivery of a compliance certificate by an authorized officer of the Purchaser Parties; (v) the Purchaser Parties’ compliance with applicable securities law reporting requirements; (vi) appointment of Company-designated directors to Parent’s board effective at Closing; and (vii) execution and delivery of all Additional Agreements by the Purchaser Parties.

Purchaser Parties’ Conditions to Closing

The obligations of the Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things: (i) Isdera Group and its subsidiaries having performed its covenants in all material respects; (ii) the truth and correctness of the representations and warranties of Isdera Group and its subsidiaries, subject to applicable materiality qualifiers; (iii) absence of any material adverse effect with respect to Isdera Group and its subsidiaries; (iv) receipt of all required Isdera Group consent and government consent; (v) execution and effectiveness of key employee agreements; (vi) completion of, and Parent’s satisfaction, in its sole discretion, with the results of its due diligence investigation of Isdera Group; (vii) receipt by the Purchaser Parties customary closing deliverables, including, without limitation, legal opinions from the Isdera Group’s counsel; and (viii) full execution of all applicable Additional Agreements.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing, whether before or after approval of the Proposals being presented to UYSC shareholders, by:

●	either party upon written notice to the other party in the event of any of the following: (a) failure to obtain required regulatory approvals despite using commercially reasonable efforts; (b) a material adverse change affecting the other party; (c) the failure of any closing condition that is not within the reasonable control of the terminating party; (d) mutual agreement of the parties, and that any delay in the transaction process caused by regulatory review, governmental approvals, geopolitical events, or other factors outside the reasonable control of either party shall not be deemed as constitute a breach attributable to either party; (e) or the Closing has not occurred by December 31, 2026.

●	UYSC, if Isdera Group has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the Closing Date, or the Agreement or the transactions contemplated thereby fail to be authorized or approved by the shareholders of Isdera Group, and such breach shall not be cured within fifteen (15) days following receipt by Isdera Group of a notice describing in reasonable detail the nature of such breach.

●	Isdera Group, if UYSC has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the Closing Date and such breach has not been cured within fifteen (15) days following the receipt by UYSC a notice describing such breach; or

●	either party if the other party causes a delay in the Business Combination for over six (6) months, provided that any delay resulting from regulatory, policy, or governmental approvals or filings, including but not limited to approvals or filings with the SEC or the CSRC, in connection with the transactions contemplated herein, shall not be deemed a delay caused by either party.

Additional Agreements Executed at the Signing of the Merger Agreement

In addition to the Merger Agreement, the following agreements have been or will be entered into in connection with the Closing of the Business Combination.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain of Isdera Group officers, directors, founders and holders entered into a support agreement with the UYSC, pursuant to which each such shareholder of Isdera Group agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreement.

Lock-Up Agreements

In connection with the Closing of the Business Combination, PubCo will enter into a lock-up Agreement with certain Isdera Group shareholders which provide that such Isdera Group shareholders will not, within 180 days from the Closing of the Business Combination (subject to earlier release if the closing price of PubCo Class A Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the Closing) and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. The lock-up applies to shareholders who hold more than twenty percent (20%) of Isdera Group prior to the Acquisition Merger. All shares will also be subject to all applicable holding periods and requirements under the Securities Act of 1933 and SEC rules.

Amended and Restated Registration Rights Agreement

In connection with the transactions, PubCo, Isdera, UYSC, and certain existing shareholders of UYSC will enter into an Amended and Restated Registration Rights Agreement to provide for the registration rights in connection with the PubCo Ordinary Shares received by them in the Business Combination.

IPO Underwriting Fee as a Percentage of Initial Public Offering Proceeds Net of Redemptions

	No redemptions(2)		50% redemptions(3)	Maximum redemptions(4)
IPO Underwriting Fee (1)	$-		-	$-
Initial Public Offering proceeds net of redemptions	$58,066,531		29,033,266	$-
IPO Underwriting Fee as a % of Initial Public Offering proceeds net of redemptions (approx.)		-%	-%	-%

(1)	$nil of the Deferred Underwriting Fee is payable at the Closing of the Business Combination.
(2)	This scenario assumes that no Public Shares are redeemed.
(3)	As of the date of this proxy statement/prospectus, there are [●] Public Shares issued and outstanding. This scenario assumes that [●] Public Shares are redeemed, resulting in an aggregate payment of approximately $[●] million from the Trust Account based on an assumed redemption price of $[●] per share.
(4)	As of the date of this proxy statement/prospectus, there are [●] Public Shares issued and outstanding. This scenario assumes that [●] Public Shares are redeemed, resulting in an aggregate payment of approximately $[●] million from the Trust Account based on an assumed redemption price of $[●] per share.

Interests of Certain Persons in the Business Combination

Directors and officers of UYSC may have interests in the Business Combination that are different from your interests as a shareholder. Prior to the IPO, an aggregate of 1,437,500 Founder Shares were issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, including the full exercise of the over-allotment option, UYSC consummated the Private Placement with the Sponsor of 240,848 UYSC Units, generating total proceeds of $2,408,480, including the cancellation of $337,580 of indebtedness. The following table sets forth information regarding the current and former directors and officers of UYSC and the Sponsor’s beneficial interests in securities of UYSC as at [●], 2026:

Shareholder(1)	Number of Shares of UYSC Ordinary Shares	Number of UYSC Private Units
UY Scuti Investments Limited (our Sponsor) (2)	1,207,500	240,848
Qunxue Yin(2)	-	-
Jialuan Ma(3)	50,000	-
Sze Wai Lee	40,000	-
Yan Liang	35,000	-
Daniel John Paul Peart	35,000	-
Jiawen Zhao	35,000	-
Shaokang Lu(4)	35,000	-
All current and former directors and executive officers (seven (7) individuals) and Sponsor as a group	1,437,500	240,848

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o UY Scuti Acquisition Corporation, 39 East Broadway, Suite 603, New York, NY 10002.
(2)	The Sponsor is controlled by Qunxue Yin, who possesses voting and dispositive power over the securities held of record by the Sponsor. Mr. Yin was appointed as UYSC’s chief executive officer and a director on August 8, 2026.
(3)	Jialuan Ma resigned from serving as UYSC’s chief executive officer and a director on August 6, 2026.
(4)	Shaokang Lu resigned from serving as UYSC’s chief financial officer on March 27, 2026.

As of the date of the proxy statement/prospectus, there were no out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

If UYSC does not consummate an initial business combination by April 1, 2027 (assuming the business combination period is extended in full in accordance with the terms of UYSC’s Current Charter, as described herein), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,726,517 PubCo Ordinary Shares will be received by the directors and officers of UYSC and the Sponsor (including the UYSC Ordinary Shares included in the UYSC Units and the 48,169 UYSC Ordinary Shares underlying the Private Rights), respectively, if such shares were unrestricted and freely tradable, they would have had an aggregate market value of approximately $[  ] million, based upon the closing price of $[  ] per share on Nasdaq on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of UYSC in securities of UYSC, the Sponsor and the directors and officers of UYSC have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of UYSC.

Moreover, prior to the IPO, UYSC issued an aggregate of 1,437,500 Founder Shares to the Initial Shareholders for an aggregate purchase price of $25,000. Subsequently, in UYSC’s IPO and simultaneous private placement, the Sponsor purchased an aggregate of 240,848 Private Units, including Private Units purchased in connection with the exercise by the underwriters of the IPO of the overallotment option. Each Private Unit is comprised of one UYSC Ordinary Share and one UYSC Right, each UYSC Right to be converted automatically into 1/5 (one-fifth) of one UYSC Ordinary Share upon consummation by UYSC of an initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold an aggregate of 1,678,348 insider shares, the aggregate purchase price of which was $2,433,480, or approximately $1.45 per share. As a result, Sponsor and the directors and officers of UYSC will have rates of return on their respective investments which differ from the rate of return of shareholders of UYSC who purchased UYSC Ordinary Shares at various other prices, including UYSC Ordinary Shares included in UYSC Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of UYSC Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a shareholder of UYSC at the time of purchase of the shares of UYSC Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of UYSC maintains a positive rate of return on its/ his/her UYSC Ordinary Shares while such shareholder of UYSC experiences a negative rate of return on the shares such shareholder of UYSC purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,678,348 UYSC Ordinary Shares, including 1,437,500 Founder Shares and 240,848 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being the UYSC Ordinary Shares closing price on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other Public Shareholders of UYSC would only have a profit of $[  ] per PubCo Ordinary Share.

The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 5,750,000 UYSC Ordinary Shares for $57,500,000 before expenses, which discounts the existence and value of the UYSC Rights that were included along with the UYSC Ordinary Shares in the UYSC Units that were sold in the IPO for $10.00 per UYSC Unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of UYSC as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including the underwriters’ full exercise of their over-allotment option, counting the Sponsors’ investment and holdings and those of UYSC’s Public Shareholders, UYSC had a net tangible book value of $58,644,239 and 7,658,348 UYSC Ordinary Shares outstanding, or approximately $7.66 net tangible book value per share. As such, the Sponsor’s holdings and investment resulted in dilution of approximately $2.34 per UYSC Ordinary Share held by UYSC’s Public Shareholders.

The PubCo Class A Ordinary Shares to be held by the Sponsor and other officers and directors of UYSC following the Business Combination will be identical to the PubCo Class A Ordinary Shares to be held by UYSC’s Public Shareholders in every respect. Because only the 48,169 PubCo Class A Ordinary Shares to be issued in respect of the UYSC Rights held by the Sponsor will be new issuances, only those securities could result in additional material dilution to UYSC’s Public Shareholders, and because the Public Shareholders will also be issued UYSC Class A Ordinary Shares in respect of their UYSC Rights, in the same proportion or greater than that of the Sponsor, since Public Shareholders who redeem their UYSC Ordinary Shares will still keep and receive PubCo Class A Ordinary Shares in respect of their UYSC Rights, the issuance to Sponsor of PubCo Class A Ordinary Shares in respect of its UYSC Rights could reasonably be seen as not causing any additional substantial dilution to the UYSC Public Shareholders.

Additionally, as of June 30, 2026, a total of $150,000 of service fees have been accrued by UYSC for services rendered by the Sponsor pursuant to an administrative services agreement between UYSC and the Sponsor. Finally, if the Sponsor was to loan any amount(s) to UYSC and/or incur any fees or out-of-pocket expenses on UYSC’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and UYSC failed to complete an initial business combination before its deadline pursuant to the Current Charter, as may be amended to extend such date, such amounts would be forfeited. As of the date of this proxy statement/prospectus, the principal amount due and owing under loans to the Sponsor was approximately $[●] and, as of June 30, 2026, there were $[●] of fees due or other out-of-pocket expenses to be repaid by UYSC to the Sponsor.

As a result of the interests of the Initial Shareholders in securities of UYSC, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of UYSC, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of UYSC.

The exercise of discretion of directors’ and officers’ of UYSC in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of the shareholders of UYSC.

In addition to the above, these interests include, among other things:

●	The Sponsor and UYSC’s management are not entitled to Redemption Rights with respect to any Founder Shares and have agreed to waive Redemption Rights with respect to any Public Shares held by them in connection with the consummation of the Business Combination. No person was paid any consideration in exchange for these waivers. Additionally, the Sponsor and UYSC management are not entitled to liquidation rights with respect to any Founder Shares held by them if UYSC fails to consummate its initial business combination by the Deadline Date. If UYSC does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Private Units held in the Trust Account will be used to fund the liquidation of the UYSC Public Shares, and the UYSC Rights will expire without the receipt of any value by the holders of such Rights. Accordingly, the Founder Shares would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares. Since Sponsor and UYSC management own UYSC Ordinary Shares and Private Rights, UYSC management may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination and the Sponsor and management have a financial incentive to see the Business Combination consummated rather than losing whatever value is attributable to the Founder Shares.

●	that the Sponsor paid an aggregate of $25,000 for 1,437,500 Founder Shares currently owned by the Sponsor and UYSC’s directors and officers (approximately $0.01 per share). The Sponsor also paid an aggregate of $2,408,480 for 240,848 Private Units. The Founder Shares and Private Units may have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable, the Founder Shares would be valued at approximately $[●] based upon the closing price of $[●] per UYSC Ordinary Share on Nasdaq on the Record Date and the Private Units would be valued at approximately $[●], based upon the closing price of $[●] per Public Unit on Nasdaq on the Record Date;

●	that the Sponsor currently holds an aggregate of 240,848 Private Rights, which will expire worthless if an initial business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $[●], based on the closing price of the Private Rights of $[●] per right on [●], 2026, the Record Date for the Extraordinary General Meeting;

●	that given the differential in the purchase price that Sponsor paid for the Founder Shares as compared to the price of the UYSC Units sold in the IPO, Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Class A Ordinary Shares trade below the price initially paid for the UYSC Units in the IPO and the Public Shareholders experience a negative rate of return following the completion of the Business Combination. For example, based upon the closing price of $[●] per UYSC Ordinary Share on Nasdaq on [●], 2026, the Sponsor would earn a positive rate of return on the Founder Shares of $[●];

●	that UYSC has borrowed certain amounts from the Sponsor pursuant to a promissory note which provides for up to $1,000,000 in working capital loans (as of [●], 2026, the principal amount due and owing was $[●]);

●	based on the value of the UYSC securities invested in and the amount of the loans and unreimbursed expenses as set forth below, the aggregate amount that the Sponsor and UYSC’s officers and directors have at risk is $[●] as of [●], 2026; and

●	the Sponsor and UYSC’s officers and directors will lose their entire investment in UYSC if the Business Combination is not consummated within the required time period.

●	that the Sponsor and UYSC management may have a conflict of interest with respect to evaluating a business combination and financing arrangements as UYSC may obtain loans from Sponsor or an affiliate of Sponsor or any of UYSC management to finance transaction costs in connection with the initial business combination. However, neither the Sponsor nor UYSC management, including its directors or officers, have any contractual or fiduciary duties to PubCo or its subsidiaries, or their respective directors or officers. None of the directors or officers of PubCo or its subsidiaries has any prior relationship or arrangement with the Sponsor or UYSC management, there is no conflict of interest regarding PubCo’s directors or officers to recommend, to enter into or to consummate the proposed merger transaction with UYSC.

●	the fact that if the Sponsor was to loan any amount(s) to UYSC and/or incur any fees or out-of-pocket expenses on UYSC’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and UYSC failed to complete an initial business combination before its deadline pursuant to the Current Charter, as may be amended to extend such date, such amounts would be forfeited. On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and is repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. As of [●], 2026, there is a principal amount of $[●] outstanding under the Amended Sponsor Note and $[●] in fees due or out-of-pocket expenses to be repaid by UYSC to the Sponsor. Further, however, UYSC may incur additional loans to the Sponsor and/or UYSC’s officer and directors or become obligated to repay additional fees or out-of-pocket expenses to such persons after the date of this proxy statement/prospectus, and such amounts would not be repaid unless UYSC consummates its initial business combination within the required time period.

●	The Current Charter provides that UYSC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any member of UYSC management on the one hand, and UYSC, on the other hand, or the participation of which would breach any existing legal obligation, under applicable law or otherwise, of a member of UYSC management to any other entity. UYSC is not aware of any such corporate opportunities not being offered to UYSC and does not believe that waiver of the corporate opportunities doctrine has materially affected UYSC’s search for an acquisition target or will materially affect UYSC’s ability to complete an initial business combination.

●	If the Trust Account is liquidated, including in the event UYSC is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify UYSC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to UYSC or (b) a prospective target business with which UYSC has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account.

●	The fact that Sponsor will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to UYSC Shareholders rather than liquidate.

●	The fact that UYSC has a right to propose a director nominee for the post-Closing PubCo Board.

●	That UYSC entered into an agreement, commencing on the date its securities were first listed on Nasdaq and up to the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor or an affiliate a monthly fee of US$10,000 for office space, secretarial and administrative support; as of June 30, 2026, a total of $150,000 of service fees have been accrued by UYSC for services rendered by the Sponsor pursuant to the administrative services agreement.

●	The fact that PubCo will indemnify Sponsor and its affiliates and their respective present and former directors and officers for a period of six years from the Closing, in connection with any claim, action, suit, proceeding or investigation and Sponsor’s ownership of UYSC securities or its control or ability to influence UYSC and the Merger Agreement provides that PubCo will purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain UYSC directors and officers after the Business Combination.

●	The fact that if the Business Combination or another business combination is not consummated within the required time period, UYSC will take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten business days thereafter to redeem 100% of the outstanding Public Shares or distribute the Trust Account to the holders of the Public Shares, on a pro rata basis, in cash at a per-share amount equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the Business Combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares; and (iii) as promptly as reasonably possible thereafter, subject to the approval of its remaining shareholders and the UYSC Board, liquidate and dissolve UYSC, subject to UYSC’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, UYSC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Isdera Group issuing shares for the net assets of UYSC, accompanied by a recapitalization. The net assets of UYSC will be stated at fair value which approximates historical costs as UYSC has only cash and short-term liabilities. No goodwill or other intangible assets relating to the Business Combination will be recorded. Operations prior to the Business Combination will be those of Isdera Group. This determination was primarily based on the holders of Isdera Group expecting to have a majority of the voting power of the post-combination company, Isdera Group designating four members of the PubCo Board of the post-combination company, Isdera Group senior management comprising all of the senior management of the post-combination company, the relative size of Isdera Group compared to UYSC, and Isdera Group operations comprising the ongoing operations of the post-combination company. The net assets of UYSC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Isdera Group.

Satisfaction of 80% Test

It is a requirement under UYSC’s Current Charter and Nasdaq rules that the business or assets acquired in our initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account at the time of the execution of the Merger Agreement was approximately $58,066,500 and 80% thereof represents approximately $46,453,200. In determining whether the 80% requirement was met, UYSC’s Board of Directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the discussion in this proxy statement under the caption “Proposal No. 2” as well as quantitative factors, such as the equity value of the Isdera Group being approximately $1.0 billion. Based on the qualitative and quantitative information used to approve the Merger described herein, as well as the fact that the purchase price for Isdera Group was the result of an arm’s length negotiation, UYSC’s Board of Directors determined that the foregoing 80% asset requirement was met. UYSC’s Board of Directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Appraisal Rights

Appraisal rights under the Cayman Companies Act are not available to UYSC’s shareholders in connection with the Proposals to be voted on at the Extraordinary General Meeting.

Regulatory Approvals

The SPAC Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger (together with such ancillary documents as required under the Cayman Companies Act).

As of the date of this proxy statement/prospectus, neither Isdera Group nor the PRC Operating Entities is currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the CSRC.

Background of the Business Combination

UYSC is a Cayman Islands exempted company incorporated on January 18, 2024, as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. UYSC seeks to acquire small-cap businesses demonstrating substantial growth potential in emerging markets driven by innovative technologies or novel business models. The terms of the Business Combination were the result of negotiations between representatives of UYSC and Isdera Group. The following is a detailed description of the background of these negotiations, the Business Combination, and the related transactions.

On April 1, 2025, UYSC completed its IPO of 5,750,000 Units (including the overallotment of 750,000 Units), generating gross proceeds of $57,500,000. Each Unit consists of one ordinary share and one right to receive one-fifth (1/5th) of an ordinary share upon the consummation of an initial business combination. Prior to the IPO, the Sponsor purchased an aggregate of 1,437,000 Founder Shares for a total price of $25,000. Simultaneously with the IPO, UYSC completed a private placement to the Sponsor of 240,848 units at $10.00 per unit, resulting in additional gross proceeds of $2,408,480.

Before the consummation of the IPO, neither UYSC nor anyone acting on its behalf engaged with any prospective target business or had any substantive discussions, formal or otherwise, regarding a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with UYSC.

Following the completion of the IPO, UYSC evaluated multiple potential target businesses with the goal of consummating its initial business combination. Representatives of UYSC contacted and were contacted by various individuals and entities proposing business combination opportunities, including companies from a range of sectors. UYSC focused on businesses that it believed had strong long-term growth potential, were well-positioned within their industry, and could benefit from the intellectual capital, operational experience, and network of UYSC’s management team.

UYSC reviewed and evaluated the potential targets based on the investment criteria and guidelines outlined in its IPO prospectus. While we intend to use these criteria and guidelines in evaluating prospective businesses, we may deviate from these criteria and guidelines should we see justification to do so. UYSC believes there are a substantial number of potential target businesses, both domestically and internationally, with appropriate valuations that would benefit from a public listing and new capital for growth, supporting significant revenue and earnings growth. UYSC’s strategy was to identify and complete its business combination with entities that met one or more of the following criteria:

●	Target Size: Companies with significant revenue growth, with a total enterprise value of between $200,000,000 and $400,000,000.

●	Strong Cash Flow Generation: Focus on businesses that have the potential to generate strong, stable and increasing free cash flow. We intend to focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements. We may also seek to prudently leverage this cash flow in order to enhance shareholder value.

●	Proven Financial Performance and Growth Potential: Target businesses with the potential for significant revenue and earnings growth through a combination of both existing and new product development, increased production capacity, expense reduction and synergistic follow-on acquisitions resulting in increased operating leverage.

●	Benefits of Going Public: Target companies that would benefit from the capital access and visibility of being a publicly traded entity.

●	Strong Management Teams: Seek candidates who have strong management teams with a proven track record of driving revenue growth, enhancing profitability and generating strong free cash flow. We will seek to partner with potential target’s management team and expect that the operating and financial abilities of our management and board will help a potential target company to unlock opportunities for future growth and enhanced profitability.

Since the completion of its initial public offering, UYSC considered multiple potential target businesses with the objective of consummating its initial business combination. UYSC’s initial target exploration focused on certain targets with whom UYSC’s directors and management, or Sponsor, were already familiar through their networks and investment activities, and who could satisfy some or all the key criteria for a business combination target described in the acquisition criteria above. As the initial exploration progressed, the list of potential business combination partners was refined to exclude potential partners who did not meet all or most of the key criteria described in the acquisition criteria above, or who UYSC’s management believed were unlikely to consider a business combination with UYSC. The list of potential business combination partners was also expanded to include potential partners introduced to UYSC by third-party investors, investment bankers and inbound inquiries, and through the ongoing efforts of UYSC’s management. Throughout its evaluation of a potential business combination, UYSC continuously refined its list of potential business combination partners and considered viable partner opportunities. In the process that led to identifying Isdera Group as an attractive business combination opportunity, representatives of UYSC contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with possible target businesses regarding a potential transaction.

During its search process, UYSC evaluated four (4) potential business combination targets entered into non-disclosure agreements with four (4) companies, and entered into four (4) non-binding letters of intent in addition to Isdera Group. Ultimately, UYSC decided not to proceed with any of these opportunities as the potential targets did not meet the company’s valuation expectations or were otherwise deemed less attractive or feasible than Isdera Group.

Review of Other Candidates:

Below is a summary of the four (4) acquisition candidates (other than Isdera Group) to which UYSC submitted an indication of interest or a letter of intent to the acquisition candidate:

Target A

In April 2025, Target A—a China-based augmented reality (AR) design company—was referred to UYSC by its financial advisor. After reviewing Target A’s financials, the management decided not to pursue further discussions, as it believed the target’s asking valuation exceeded what was justified by its growth prospects. Additionally, as an AR technology developer operating in China, Target A could face data and privacy regulations that would complicate global expansion.

Target B

In April 2025, UY Scuti was introduced to Company B, a transportation services provider based in the United States, through its financial advisor. After evaluation, management concluded that Company B’s combination of modest operational scale and constrained growth prospects in a mature, intensely competitive sector rendered it unsuitable for acquisition.

Target C

In May 2025, Target C—a Chinese manufacturer of low-speed and normal-speed new energy passenger vehicles was introduced to UYSC through the target’s financial advisor. After understanding the company’s market positioning and operational scale, UYSC’s management decided not to consider them and regarded as a weak merger target, as the low-speed/normal-speed electric vehicle market itself has a limited scale, with a fragmented competitive landscape. Due diligence revealed that the value of its core assets (such as production lines and patents) is not high, technological barriers are relatively low, and it is easily replicated or replaced, lacking long-term competitiveness.

Target D

In May 2025, Company D — a Laos-based tobacco-related business — was referred to UYSC through Target D’s financial advisor. UYSC decided not to pursue further discussions after identifying two critical issues: (1) financial irregularities in Company D's records, and (2) an overly complex revenue structure with fragmented income streams, which would lead to an extended timeline required for business combination readiness — all of which fell short of UYSC’s acquisition criteria.

Background of UYSC’s Interactions with Isdera Group

In April 2025, Xinghui Automotive Technology (Hainan) Co., Ltd. (“Xinghui Technology”) was introduced to UYSC by Keltwin International Limited, the financial advisor of UYSC. UYSC’s management has had direct experience working with Keltwin International Limited before through their other SPAC and de-SPAC transactions and has a concrete understanding of the financial advisory entity’s well-regarded standing within the profession and was receptive to learning more about the potential target candidate as introduced by it.

On April 15, 2025, UYSC entered into an engagement letter with KKG for its services.

On April 24, 2025, Xinghui Technology and UYSC entered into a confidentiality agreement, which contained, among other provisions, a confidentiality clause, customary non-disclosure and non-use provisions. On the same day, UYSC began to conduct its due diligence, including industry research, expert calls, and review of the company materials. After several more discussions internally and with Chain Stone Capital Co., Ltd. (“CTM”), the financial advisor of Xinghui Technology, UYSC sent Xinghui Technology a draft letter of intent on May 29, 2025 for a valuation of $1,000,000,000.

On January 13, 2025, CTM was engaged by Xinghui Technology to serve as its financial advisor in connection with a possible transaction, including with a special purpose acquisition company, with advisory services including providing general strategic advice, assistance in evaluating potential business transactions, and support in connection with negotiations at the direction of Xinghui Technology.

Under the terms of such engagement, in return for such advisory services, CTM received a fee of RMB 700,000 (approximately $96,463) upon engagement, a fee of RMB 1,400,000 (approximately $192,925) upon the signing of the Merger Agreement, and will receive the remaining RMB 2,100,000 (approximately $289,388) upon receipt of the SEC approval for the Business Combination.

On April 27, 2025, UYSC sent Xinghui Technology a letter of intent (“LOI”), with a target valuation between $0.9 billion and $1.5 billion. The valuation range proposed in the LOI was determined by UYSC management after benchmarking Xinghui Technology against the market capitalization of its U.S. stock market listed peers as well as giving consideration to recent transaction values of de-SPAC transactions in similar market sectors. In addition, UYSC also considered Xinghui Technology’s current phase of development and operational scale.

On May 14, 2025, Shaokang Lu, the CFO of UYSC at such time, visited the Xinghui Technology Shanghai office and held a meeting with the CFO of Xinghui Technology to gain further insights into the company’s current business status and expansion plans.

On May 29, 2025, Xinghui Technology and UYSC executed the letter of intent. On the same day, UYSC shared the executed letter of intent, term sheet and Xinghui Technology presentation with its board of directors via email. The Board expressed their satisfaction with the potential target and transaction.

Subsequently on May 29, 2025, Xinghui Technology immediately engaged Torres & Zheng at Law, P.C. (“T&Z”) as its U.S. counsel in connection with the initial business combination.

On June 13, UYSC’s management team held a detailed conference call with Xinghui Technology’s management. They discussed macro-level topics such as the current business status, future development direction, and post-IPO plans, as well as specific details including financial preparation, corporate compliance matters, and intermediary team preparation.

On June 23, 2025, UYSC entered into an advisory agreement with Keltwin International Limited, which was subsequently amended on July 1, 2026 (as amended, the “Keltwin Advisory Agreement”). Pursuant to the Keltwin Advisory Agreement, UYSC engaged Keltwin International Limited to provide it with consultancy services including assistance in valuing, structuring and negotiating the terms for a transaction and assistance in the preparation of its proxy statement, registration statement, and/or other documents related to a business combination transaction. In consideration of such services, Keltwin International Limited will be entitled to 4,324,000 PubCo Class A Ordinary Shares upon the closing of the business combination transaction. The shares issuable to Keltwin International Limited are subject to a six-month lock-up period commencing on the closing date of the business combination transaction. Further, under the Keltwin Advisory Agreement, Keltwin International Limited was granted registration rights pursuant to which UYSC will either cause (i) the PubCo Class A Ordinary Shares issuable to them to be included in the registration statement on Form F-4 or other applicable form filed with the SEC in connection with the closing of the business combination or (ii) a registration statement to be filed within thirty (30) days following the closing of the business combination covering the resale of such shares.

On June 26, 2025, T&Z circulated an initial draft of the Merger Agreement to CTM, Isdera Group and Harney Westwood & Riegels, Cayman counsel to Isdera Group (“Harneys”).

On June 26, 2025, Becker & Poliakoff, P.A. (“B&P”), T&Z, UYSC, Isdera Group and CTM held a kick-off meeting to initiate the project and align on key timelines, deliverables, and responsibilities. Next steps were outlined, and each party agreed to confirm the transaction structure follow up on outstanding items.

On June 27, 2025, based on the discussions during the kick-off meeting and legal due diligence, T&Z circulated the following documents to UYSC and B&P on June 27, 2025: (i) updated working group list; (ii) updated signing checklist; (iii) updated proposed transaction structure chart. The working group agreed to hold a weekly meeting to discuss updates and on-going workstreams.

On July 2, 2025, T&Z and B&P conducted a meeting to align the workstream. The U.S. counsels discussed issues regarding the proposed transaction structure chart, specifically regarding whether PubCo would qualify as a foreign private issuer under the proposed structure chart.

On July 3, 2025, B&P, T&Z, UYSC, Isdera Group and CTM attended the weekly meeting virtually. Parties confirmed that the transaction structure should include the “SPAC Merger” and discussed the open workstreams and the working group provided updates to each item in the signing checklist.

On July 3, 2025, T&Z sent an initial draft of the D&O questionnaire to B&P.

On July 7, 2025, Xinghui Technology and its internal team attended a virtual conference call to discuss responding to UYSC’s due diligence requests and preparing Xinghui Technology’s disclosure schedules. PRC Legal Counsel to Xinghui Technology, JunHe LLP (“JunHe”), confirmed that they will start working on the due diligence review and start preparing the disclosure schedules accordingly.

On July 7, 2025, JunHe set up a virtual data room for the transaction, granting access to T&Z, B&P and their counsels and advisors.

On July 7, KKG, retained by UYSC, commenced the valuation assessment process of Xinghui Technology.

On July 9, 2025, Isdera Group uploaded due diligence documents to the data room.

On July 10, 2025, Harneys sent their comments on the Merger Agreement and ancillary agreements to T&Z.

On July 11, 2025, KKG reported the assessment progress to UYSC’s management, confirming that based on the investigation and research completed at that time, the $1 billion merger consideration was reasonable. During this conversation, KKG discussed with UYSC management its preliminary draft of the opinion.

On July 15, 2025, the principals of UYSC’s representative conducted an on-site visit with the principals of Xinghui Technology. Among other things, UYSC and Xinghui Technology discussed material items in the Merger Agreement, the project timeline, and the target signing date. Specifically, the two parties also engaged in negotiations regarding transaction consideration. Xinghui Technology had proposed increasing the value of the transaction consideration as stated in the LOI based on its assessment of its growth plans and trajectory. However, SPAC management believed that the target’s valuation was already fully reflected in the consideration as set forth in the LOI, based on the then current assessment of the company’s business and financial status. Ultimately, following their discussions, both parties reached a consensus to maintain the current transaction consideration.

On July 15, 2025, JunHe sent an initial draft of Isdera Group’s disclosure schedules to B&P.

On July 15, 2025, the working group attended another meeting to discuss the current status of open items in the signing checklist and the working group confirmed that based on the latest draft of the definitive and ancillary agreements, the parties shall target July 18, 2025, as the target signing date of the Merger Agreement.

On July 16, 2025, B&P sent their comments on the Isdera Group’s disclosure schedules to T&Z and JunHe. They also sent their comments on the Merger Agreement, Company Shareholder Support Agreement, and the form of Lock-Up Agreement to T&Z.

On July 16, 2025, T&Z sent an updated board resolutions of Isdera Group and Form of Proposed Amended and Restated Memorandum and Articles of Association of PubCo to Harneys.

On July 17, 2025, Appleby, Cayman counsel to UYSC (“Appleby”), sent comments on the Merger Agreement, Company Shareholder Support Agreement, and the form of Lock-Up Agreement to T&Z.

On July 17, 2025, T&Z sent an initial draft of the press release to B&P and Appleby. On the same day, B&P and T&Z exchanged comments on the draft press release.

On July 17, 2025, Appleby sent a draft of the board resolutions of UYSC to T&Z.

On July 17, 2025, T&Z sent an updated draft of Isdera Group’s disclosure schedules to JunHe.

On July 17, 2025, T&Z sent an updated Merger Agreement, an updated form of Lock-Up Agreement, an updated Company Shareholder Support Agreement, and a form of Amended and Restated Charter of PubCo to B&P.

On July 17, 2025, the entire working group attended a call to meticulously review each open item in the Merger Agreement and negotiate each item, with specific attention to the representation and warranties of Isdera Group, financial statements, and the working group stayed on the conference call until essentially UYSC and Xinghui Technology reached a consensus on all open items in the definitive and ancillary agreements. The working group agreed to instruct T&Z and B&P to finalize the open items in the definitive and ancillary agreements and attend another call the following morning to sign off on the transaction documents.

On July 18, 2025, B&P sent comments on the Merger Agreement to T&Z and JunHe.

The legal and commercial negotiations between UYSC management and Xinghui Technology with respect to the Merger Agreement involved several key adjustments and compromises, addressing various representations, covenants, and closing conditions. Below is a list of the material negotiated points that were incorporated into the Merger Agreement:

1.	Consideration of the Merger: UYSC proposed that not only the surviving corporation, but rather every party of the Agreement to not be held liable for any amount properly paid to a public official pursuant to applicable abandoned property law, and that the Transfer Agent has the obligation to issue the closing payment shares.

2.	Representations by Xinghui Technology: UYSC proposed adding additional representations such as the principal shareholders’ requisite power to execute the Agreement, the non-existence of stock option or other equity incentive plans, the HK Subsidiary’s legal and beneficial ownership of the WFOE’s entire issued and outstanding equity, the financial statements of Isdera Group, that no member of the Isdera Group has been subject to or involved in any material fraud involving management or pertaining to its internal controls over financial reporting, the scope of Isdera Group’s material contracts, its intellectual property rights, and transactions with related parties.

3.	Covenants of Xinghui Technology: UYSC added covenants obligating Isdera Group applicable during the period between the execution of the Merger Agreement and Closing Date, such as compliance with all laws applicable to its business, that Isdera Group would refrain from certain actions such as failing to preserve its assets, implementing stock splits, or incurring indebtedness or granting liens on its assets above a certain dollar amount.

4.	Closing Condition: UYSC included a closing condition predicated on the satisfactory completion of its due diligence of Isdera Group.

5.	Termination Clause: UYSC requested the addition of a clause enabling either party to terminate the Merger Agreement if the other party fails to utilize commercially reasonable efforts to obtain required regulatory approvals.

On July 18, 2025, B&P circulated an initial draft of the UYSC’s disclosure schedules to T&Z.

On July 18, 2025, the working group attended a virtual meeting and the working group confirmed the status of on-going negotiations and the working group discussed outstanding items that need to be resolved before signing. The working group agreed that as long as all open items are resolved shortly after the call and to the satisfaction of all parties, the parties shall execute the Merger Agreement.

On July 18, 2025, the management team of UYSC received from its PRC legal counsel and financial due diligence team the final legal and financial due diligence reports, which confirmed no material adverse findings and supported the proposed merger with Xinghui Technology. The management promptly forwarded these materials to the board. Later that same day, a board meeting was convened, during which a resolution to acquire Xinghui Technology was unanimously approved.

On July 18, Beijing Time, UYSC held a board meeting. Prior to the meeting, UYSC management forwarded its legal and financial due diligence findings to the board members. In addition, they also discussed KKG’s preliminary opinion on the transaction. During the meeting, key terms of the BCA and these supplementary documents were discussed, and a resolution approving the merger was unanimously passed.

On July 18, 2025, JunHe sent an updated Merger Agreement and updated Isdera Group’s disclosure schedules to T&Z and B&P.

On July 18, 2025, B&P and JunHe exchanged comments on the Isdera Group’s disclosure schedules.

On July 18, 2025, Harneys sent an updated board resolutions of Isdera Group and their comments on the Marger Agreement to T&Z.

On July 18, 2025, T&Z circulated the transaction documents and the Unanimous Written Resolutions in lieu of a board meeting for the board of directors of Isdera Group’s review and execution.

On July 18, 2025, T&Z sent an updated Merger Agreement along with the final form of the form of Lock-Up Agreement, final form of Amended and Restated PubCo Charter, updated from of Isdera Group’s disclosure schedules, and other schedules to B&P.

On July 18, 2025, after resolving all open negotiation points, the parties officially executed the Merger Agreement and the Company Shareholders Support Agreement.

From July 18 to July 20, 2025, T&Z and B&P exchanged comments on the draft of the press release.

On July 21, 2025, the parties issued a press release announcing the execution of the Merger Agreement and UYSC filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement and related matters.

On April 18, 2026, Isdera Group entered into a financial advisory agreement with Chiyue Automobile Limited, which was subsequently amended on April 29, 2026 and September 18, 2026 (as amended, the “Chiyue Advisory Agreement”). Pursuant to the Advisory Agreement, Isdera Group engaged Chiyue Automobile Limited to act as advisor in connection with certain financings following the proposed Business Combination by providing general advisory services, including facilitating introductions to potential investors, providing strategic and market-related advice, and coordinating with other advisors in connection with such financings. In consideration of such services, Chiyue Automobile Limited will be entitled to 4,300,000 PubCo Class A Ordinary Shares. The shares issuable to Chiyue Automobile Limited are subject to a six-month lock-up period commencing on the closing date of the business combination transaction. Further, under the Chiyue Advisory Agreement, Chiyue Automobile Limited was granted registration rights pursuant to which Isdera Group will either cause (i) the PubCo Class A Ordinary Shares issuable to them to be included in the registration statement on Form F-4 or other applicable form filed with the SEC in connection with the closing of the business combination or (ii) a registration statement to be filed within thirty (30) days following the closing of the business combination covering the resale of such shares.

Chiyue Automobile Limited’s engagement under the Chiyue Advisory Agreement will commence upon completion of the Business Combination and the listing of PubCo’s securities on Nasdaq or another recognized securities exchange, and will continue until the earliest of: (i) a financing in which investors introduced by Chiyue Automobile Limited (as confirmed in writing by Isdera Group) subscribe for an aggregate financing amount of not less than US$25,000,000, provided Chiyue Automobile Limited has received the compensation described below; (ii) Isdera Group’s failure to complete the proposed Business Combination; or (iii) the parties’ mutual written agreement to terminate the Chiyue Advisory Agreement.

Basis for UYSC Board’s Recommendation – Valuation Analysis and Fairness Opinion

Engagement of Financial Advisor to UYSC

In addition to the factors discussed below, the Board considered the fairness opinion and supporting analysis provided by an independent valuation consultancy, KKG. KKG performed various valuation and financial analyses, including the discounted cash flow analyses and guideline public company analyses. UYSC retained KKG to provide its Board with an opinion regarding the valuation of Isdera Group in connection with the Business Combination. KKG was retained by UYSC on April 15, 2025 to provide a fairness opinion to the Board in connection with the proposed Business Combination with Isdera Group. In connection with the revised valuation agreed upon by UYSC and Isdera Group, KKG delivered a revised fairness opinion to the UYSC Board.

UYSC retained KKG to act as its financial advisor in connection with the business combination with Isdera on the basis of KKG’s experience in similar transactions and its reputation in the investment community. In addition, UYSC’s management has had direct experience working with KKG, including UYSC’s Chief Investment Officer, Ms. Jiawen Zhao and its then-current Chief Financial Officer, Mr. Shaokang Lu, due to their tenure at The Balloch (Holding) Group and numerous past transactions in which KKG participated with The Balloch (Holding) Group

KKG provides comprehensive capital market professional services in property and business valuation, and market research consultancy. KKG is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets. In selecting KKG, the UYSC Board considered, among other things, the fact that KKG’s experience as described in greater detail below under the caption “About KKG”.

UYSC retained KKG to provide its Board with an opinion regarding the valuation of Isdera in connection with the Business Combination. Through her prior experience with KKG, UYSC’s Chief Investment Officer, Jiawen Zhao, introduced KKG to UYSC’s management team on April 3, 2025. Thereafter, on April 8, 2025, certain members of UYSC’s management and Board held an introductory conference call with KKG to discuss the terms of the engagement letter proposed by KKG.

In selecting KKG, the Board considered, among other things, the fact that KKG is an experienced and full-service market professional services firm, providing comprehensive advice in property and business valuation, real estate consultancy, ESG/sustainability, management, and financial strategies. The KKG team has prepared thousands of valuation reports and, over the past three years, has assisted more than 30 companies in going public on U.S. stock exchanges through traditional IPOs, SPACs, and De-SPAC transactions. KKG is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets and valuations for corporate and other purposes.

Summary of the Opinion of KKG

Opinion of KKG

On April 15, 2025, UYSC engaged KKG to evaluate for the benefit of, and to advise, the UYSC Board regarding the Merger Consideration in connection with the Business Combination. KKG was retained by UYSC to provide its opinion as to the fairness, from a financial point of view, to the shareholders of UYSC regarding the Business Combination. On August 27, 2025, KKG delivered its initial opinion (the “KKG Opinion”) to the UYSC Board, to the effect that, based on financial, business and operating information available to it as of March 31, 2025, the total consideration to be paid by UYSC in the Business Combination is fair to the UYSC shareholders from a financial perspective. Subsequently, after issuing its audited financial statements for its fiscal year ended March 31, 2026, UYSC and Isdera Group discussed the financial results of Isdera Group and the valuation ascribed to the Isdera Group in the Original Merger Agreement. Management of Isdera Group subsequently updated its financial projections to account for its results for the March 31, 2026 fiscal year and provided such updated projections to UYSC and KKG in connection with the negotiations between UYSC and Isdera Group over the valuation of Isdera Group. Following its review of the updated Isdera Group financial projections, on September 3, 2026, KKG delivered its revised opinion (the “Revised KKG Opinion”) to the UYSC Board, to the effect that, based on financial, business and operating information available to it, the total consideration to be paid by UYSC in the Business Combination as provided for in the First Amendment is fair to the UYSC shareholders from a financial perspective

The full text of the Revised KKG Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by KKG in rendering its opinion, is attached as Exhibit 99.8 and is incorporated into this proxy statement/prospectus by reference in its entirety. Shareholders of UYSC are encouraged to read the Revised KKG Opinion carefully in its entirety. The Revised KKG Opinion was addressed to the UYSC Board for the use and benefit of the members of the UYSC Board (in their capacities as such) in connection with its evaluation of the Business Combination. The Revised KKG Opinion was just one of the several factors the UYSC Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus.

The Revised KKG Opinion only addressed whether, as of the date of the Revised KKG Opinion, the Merger Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to UYSC. It did not address any other terms, aspects, or implications of the Business Combination, the Merger Agreement or any related or other transaction or agreement, including, without limitation, (i) the lock-up agreements and, the Support Agreement which were agreed upon simultaneously with the execution of the Merger Agreement, (ii) any term or aspect of the Business Combination that is not susceptible to financial analysis, (iii) the appropriate capital structure of UYSC or Isdera Group or whether PubCo should be issuing debt or equity securities or a combination of both in the Business Combination, (iv) any capital raising or financing transaction contemplated by UYSC, including, without limitation, any other financing, nor (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Business Combination, or any class of such persons, relative to the Merger Consideration, or otherwise. KKG did not express any opinion as to what the value of PubCo Ordinary Shares or any other security of PubCo actually will be when issued in the Business Combination or the prices at which shares of UYSC or any other securities of UYSC, Isdera Group or PubCo could trade, be purchased or sold at any time.

The Revised KKG Opinion did not address the relative merits of the Business Combination as compared to any alternative transaction or business strategy that might have existed for UYSC, or the merits of the underlying decision by the UYSC Board or UYSC to engage in or consummate the Business Combination. The financial and other terms of the Business Combination were determined pursuant to negotiations between the parties to the Business Combination Agreement and were not determined by or pursuant to any recommendation from KKG. In addition, KKG was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving UYSC.

KKG was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Business Combination, the securities, assets, businesses or operations of UYSC, Isdera Group or any other party, or any alternatives to the Business Combination, (b) negotiate the terms of the Business Combination, or (c) advise the UYSC Board, UYSC or any other party with respect to alternatives to the Business Combination. KKG’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of the date of the Revised KKG Opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on KKG’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, KKG did not assume any obligation to update, review, or reaffirm its opinion to UYSC or any other person or otherwise to comment on or consider events occurring or coming to KKG’s attention after the date of its opinion.

In connection with its analysis, KKG has made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. KKG also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. KKG’s procedures, investigations, and financial analyses included, but were not limited to a review of:

●	the Letter of Intent dated May 29, 2025;

●	the Original Merger Agreement dated July 18, 2025;

●	the First Amendment to the Original Merger Agreement dated September 22, 2026;

●	Isdera Group’s financial statements for the years ended March 31, 2023, 2024, 2025 and 2026;

●	significant contracts of Isdera Group with suppliers and customers;

●

forward-looking projections provided by Isdera Group’s management from April 1, 2026 to March 31, 2031, regarding detailed growth drivers, a forecasted income statement, capital expenditures, and other related financial information;

●	industry and market research;

●	discussions with management of Isdera Group;

●	other documents related to the Business Combination and Isdera Group, including a draft of the Merger Agreement;

●	performed such valuations using generally accepted techniques as KKG deemed relevant and appropriate; and

●	conducted such other analyses and considered such other factors as KKG considered appropriate to render its opinion.

Assumptions

KKG relied upon and assumed, without independent verification, the accuracy and completeness of all data, materials, and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material, and other information.

KKG relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows, or prospects of Isdera Group or UYSC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to KKG that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by KKG materially incomplete or materially misleading.

KKG further relied upon the assurance of management of Isdera Group and UYSC that they are unaware of any facts that would make the information provided to them incomplete or misleading in any respect. KKG’s analyses were based, among other things, on the projections of Isdera Group furnished to them by senior management of Isdera Group. In addition, KKG assumed that the financial projections had been reasonably prepared by Isdera Group’s management and reflect its management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of Isdera Group. KKG also relied on existing financial, economic, market, and other conditions, as well as the information available to it as of the date of its opinion.

In its review, KKG did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did it conduct a comprehensive physical inspection of, any of the assets of, Isdera Group. In addition, KKG was not furnished with any such evaluations, appraisals or reports of such physical inspections, and did not assume any responsibility to obtain any such evaluations, appraisals, or inspections.

In rendering its opinion, KKG also assumed that: (i) the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed; (ii) in all respects material to its analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Business Combination will be satisfied without waiver thereof which would affect the amount or timing of receipt of the consideration; (iii) there is currently no, and there will not be, as a result of the consummation of the transactions contemplated by the Merger Agreement, any default, or event of default, under any indenture, credit agreement, or other material agreement or instrument to which UYSC or any of its subsidiaries or affiliates is a party; and (iv) all material assets and liabilities of Isdera Group were as set forth in the consolidated financial statements provided to KKG as of the respective dates of such financial statements.

UYSC determined the valuation of Isdera Group. This was a decision made by UYSC management after intensive internal discussions, including benchmarking Xinghui Technology against the market capitalization of its U.S. stock market listed peers, considerations of recent transaction values of de-SPAC transactions in similar market sectors, and considering Xinghui Technology’s current phase of development and operational scale. The decision was also made after references to guidelines, analysis, and data statistics provided in the past by KKG.

Fees Paid to KKG

KKG received professional fees of $115,000, subject to hourly fees for material revisions for rendering its opinion and presentations to the UYSC Board, no portion of which was contingent upon the completion of the Business Combination. In addition, UYSC agreed to indemnify KKG and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion.

No portion of KKG’s fee is refundable or contingent upon the conclusion reached in the KKG Opinion or Revised KKG Opinion. The terms of the fee arrangements with KKG, which UYSC believes are customary in transactions of this nature, were negotiated at arm’s length, and the UYSC Board is aware of these fee arrangements.

About KKG

KKG is an independent valuation advisory and consulting firm. KKG has served 1,200 public companies and assisted with approximately 20 initial public offerings per year regarding valuation opinions or conclusions of value.

KKG’s principals and senior staff have issued numerous fairness opinions for boards of directors and company shareholders for a period of 26 years. Within the last couple of years, KKG has issued multiple opinions relating to SPAC and “de-SPAC” transactions. Additionally, KKG has extensive experience with SPACs outside of fairness opinions and has recently conducted valuations of public and private warrants as well as rights for approximately a dozen SPACs.

Valuation Methodology — Income and Market Approaches

KKG considered and applied the income and market approaches to derive an opinion of value as these approaches are the most appropriate when conducting a valuation of a going concern. Under the income approach, KKG utilized the discounted cash flow (“DCF”) method. Under the market approach, KKG considered the comparable public companies method. KKG considered the comparable transactions method under the market approach; however, KKG disregarded this method due to a lack of recently traded comparable transactions.

The main equity value result of Isdera Group was developed through the comparable public companies method under the market approach. The comparable public companies method considers the enterprise value to sales (“EV/Sales”) multiple of comparable companies and Isdera Group’s sales to imply the equity value of Isdera Group.

KKG also applied the income approach — DCF method as a cross-check of the result. Under this method, the equity value result depends on the present worth of future economic benefits to be derived from the projected income. Indication of the result is developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth.

Considering that there is uncertainty inherent in the Company’s full cash flow projections, KKG therefore relied on the market approach in determining the opinion of value, and used the income approach as a cross-check for the value conclusion

Comparable Public Companies Method Analysis

KKG performed an analysis under the Comparable Public Companies Method by analyzing the valuation of comparable public companies that KKG deemed to be relevant. EV/Sales multiple is selected for the assessment, considering that revenue is the most representative performance indicator of the Company in the next few years.

In arriving at the enterprise value of the comparable companies, the market capitalization of the comparable companies was adjusted for their respective preferred stock, debt, minority interest, and cash and cash equivalents. The formulas for the enterprise value and EV/Sales for the comparable companies are set forth below:

Enterprise Value = (Market Capitalization) + (Preferred Stock) + (Debt) + (Minority Interest) – (Cash and Cash Equivalents)

EV/Sales = Enterprise Value/Sales of Comparable Public Companies

These companies are all involved in automobile manufacturing industry with a focus in the field of electronic vehicles, have similar suppliers and products and face similar business and economic risks relative to Isdera Group. The comparable companies that KKG considered are as below:

1.	Faraday Future Intelligent Electric Inc. (NasdaqCM:FFAI)

Faraday Future Intelligent Electric Inc. engages in the design, development, manufacture, engineering, distribution, and sale of electric vehicles and related products in the United States. The company’s technology comprises variable platform architecture, propulsion system, autonomous driving, and intelligence system. It offers products, including FF 91 series, the FX 5 series, the FX 6 series, and the FX Super One series. Faraday Future Intelligent Electric Inc. was formerly known as Faraday & Future Inc. and changed its name to Faraday Future Intelligent Electric Inc. in July 2022. The company was founded in 2014 and is headquartered in Gardena, California.

2.	Lotus Technology Inc. (NasdaqGS:LOT)

Lotus Technology Inc. engages in the design, development, and sale of battery electric lifestyle vehicles worldwide. It distributes sports cars. The company sells its products under the Lotus brand. Lotus Technology Inc. is based in Shanghai, China.

3.	Robo.ai Inc. (NasdaqCM:AIIO)

Robo.ai Inc., a smart passenger vehicle company, provides passenger-centric mobility and green energy solutions in the United States, the United Arab Emirates, and Mainland China. The company develops electric vehicles, including MUSE, GHIATH, and autonomous logistics vehicles; and Astra that offers intelligent logistics, automatic delivery, and shared travel solutions. It is also involved in the wholesale and retail of vehicles; and sale of auto parts and materials. In addition, the company provides business management, operations, commercialization, and warranty, as well as design and technology development services. The company was formerly known as NWTN, Inc. and change its name to Robo.ai Inc. in August 2025 Robo.ai Inc. is headquartered in Dubai, the United Arab Emirates.

4.	VinFast Auto Ltd. (NasdaqGS:VFS)

VinFast Auto Ltd. engages in the design and manufacture of electric vehicles (EV), e-scooters, and e-buses in Vietnam, Canada, and the United States. The company operates through three segments: namely car, e-scooters and e-bus. It offers the design, development, manufacturing and sales of e-scooters and related battery lease and battery charging service for cars, e-scooters, and e-bus. The company also offers electric SUV, mini car EV, mid-size pickup electric truck, 7-seater MPV, e-bus, e-scooter, electric bike, and battery technology and solutions. VinFast Auto Ltd. is based in Hai Phong City, Vietnam. VinFast Auto Ltd. operates as a subsidiary of Vingroup Joint Stock Company.

5.	Rivian Automotive, Inc. (NasdaqGS:RIVN)

Rivian Automotive, Inc., together with its subsidiaries, designs, develops, manufactures, and sells electric vehicles and accessories. The company offers consumer vehicles, including a two-row, five-passenger pickup truck under the R1T brand, a three-row, seven-passenger sport utility vehicle under the R1S name. It provides software and services, such as remarketing, vehicle repair and maintenance services, and vehicle electrical architecture and software development services. In addition, the company designs, develops, manufactures, and operates the Rivian Adventure Network Direct Current fast chargers, and offers access to Combined Charging Standard, as well as FleetOS, a proprietary, end-to-end centralized fleet management subscription platform. Further, it offers Rivian Commercial Van platform for Electric Delivery Van with collaboration with Amazon.com, Inc. It sells its products directly to customers in the consumer and commercial markets. Rivian Automotive, Inc. was founded in 2009 and is based in Irvine, California.

6.	Polestar Automotive Holding UK PLC (NasdaqGM:PSNY)

Polestar Automotive Holding UK PLC engages in the research and development, marketing, commercialization, and sale of battery electric vehicles and related technology solutions. The company offers battery electric vehicles, including Polestar 2 (PS2), a fast-back sedan; Polestar 3 (PS3), an aero sport-utility vehicle; Polestar 4 (PS4), a sport utility vehicle; Polestar 5 (PS5), a sport grand-touring sedan; and Polestar 6 (PS6), a roadster. It also provides vehicle accessories; software and performance engineered kits; and carbon credits, as well as vehicle leasing. The company was founded in 2017 and is headquartered in Gothenburg, Sweden.

7.	Lucid Group, Inc. (NasdaqGS:LCID)

Lucid Group, Inc., a technology company, designs, engineers, manufactures, and sells electric vehicles (EV), EV powertrains, and battery systems. It also designs and develops proprietary software in-house for Lucid vehicles. The company sells vehicles directly to consumers through its retail sales network and direct online sales, including Lucid Financial Services. The company is headquartered in Newark, California. Lucid Group, Inc. is a subsidiary of Ayar Third Investment Company.

8.	NIO Inc. (NYSE:NIO)

NIO Inc. designs, develops, manufactures, and sells smart electric vehicles in China, Europe, and internationally. It offers five and six-seater electric SUVs, as well as smart electric sedans. The company also offers power solutions, including Power Home, a home charging solution; Power Swap, a battery-swapping service; Power Charger and Destination Charger; Power Mobile, a mobile charging service through charging vans; Power Map, an application that provides access to a network of public chargers and their real-time information; and One Click for power valet service. In addition, it provides repair, maintenance, and bodywork services through its service centers and authorized third-party service centers; statutory and third-party liability insurance, and vehicle damage insurance through third-party insurers; repair and maintenance; courtesy vehicle; data packages; and auto financing and financial leasing services. Further, the company is involved in the provision of energy and service packages to its users; design and technology development activities; manufacture of electric powertrains, battery packs, and components; and sales and after-sales management activities. The company was formerly known as NextEV Inc. and changed its name to NIO Inc. in July 2017. NIO Inc. was incorporated in 2014 and is based in Shanghai, China.

9.	Zhejiang Leapmotor Technology Co., Ltd. (SEHK:9863)

Zhejiang Leapmotor Technology Co., Ltd. engages in the research and development, production, and sale of new energy vehicles in Mainland China and internationally. The company offers C01, a smart electric sedan; C11, a smart electric SUV; T03, a smart battery electric vehicle; and C10, a globalized strategic model. It is also involved in the manufacture and sale of electric vehicles and components; providing electric vehicle charging operation and aftersales services; new energy vehicle retail; technical service and development; and warehousing and sorting. The company was incorporated in 2015 and is headquartered in Hangzhou, China.

10.	Stellantis N.V. (BIT:STLAM)

Stellantis N.V. engages in the design, engineering, manufacturing, distribution, and sale of automobiles and light commercial vehicles, engines, transmission systems, metallurgical products, mobility services, and production systems worldwide. It provides luxury and premium vehicles; global sport utility vehicles; American and European brand vehicles, as well as parts and accessories. The company also provides contract services; retail and dealer financing services; and leasing and rental services. It offers its products under the Abarth, Alfa Romeo, Chrysler, Citroën, DS, Dodge, FIAT, Jeep, Maserati, Ram, Opel, Lancia, Vauxhall, Peugeot, and Comau brand names through distributors and dealers. Stellantis N.V. was founded in 1899 and is based in Hoofddorp, the Netherlands.

The enterprise values of the comparable public companies were calculated based on closing stock prices on March 31, 2025, and the sales figures were based on last-twelve-month (“LTM”) sales of the comparable public companies.

Comparable Companies for Isdera Group

Ticker Symbol/Identifier	Company Name	EV/Sales
NasdaqCM:FFAI	Faraday Future Intelligent Electric Inc.	nmf
NasdaqGS:LOT	Lotus Technology Inc.	2.7x
NasdaqCM:AIIO	Robo.ai Inc.	8.4x
NasdaqGS:VFS	VinFast Auto Ltd.	6.1x
NasdaqGS:RIVN	Rivian Automotive, Inc.	2.8x
NasdaqGM:PSNY	Polestar Automotive Holding UK PLC	3.2x
NasdaqGS:LCID	Lucid Group, Inc.	10.7x
NYSE:ZK	ZEEKR Intelligent Technology Holding Limited	1.1x
NYSE:NIO	NIO Inc.	1.8x
SEHK:9863	Zhejiang Leapmotor Technology Co., Ltd.	nmf
Average		4.6 x

According to the above comparable companies selection, KKG applied the average EV/Sales multiple of comparable companies to the Isdera Group’s forecasted revenue in the fiscal year ending March 31, 2029, discounted back to the present using Isdera Group’s WACC, to determine the Isdera Group’s value under the comparable public companies method of the market approach. KKG, when conducting its comparison of companies, looked into companies with similar market capital size, main operating streams of revenue, products, and operating regions. With the criteria mentioned, KKG formed a list of companies that fit these requirements and conducted a financial ratio analysis, including an inspection of profit margins, which enabled them to filter out companies that did not meet the applicable standards.

KKG estimated the enterprise value of Isdera Group using (i) the average EV/Sales ratio of 4.6x for the Comparable Companies; (ii) the projected revenue of Isdera Group of 2029 of $241.0 million provided by the management of Isdera Group; and (iii) a discount factor of 0.65, based on a 13.2% discount rate for discounting the future value of the projected revenue of 2029 to the date of the analysis (a discount-term of 3.5 years assuming mid-period discount). Then the enterprise value was adjusted for the current net debt on Isdera Group’s balance sheet (approximately $2.0 million) and a control premium of 25% (as further explained in the following paragraphs) to estimate an equity value of $901.0 million. KKG estimated a range of 100% equity values of Isdera Group by adjusting +/- 5% of $901.0 million, and arrived at a range of 100% equity values of Isdera Group between $856.0 million and $946.0 million.

Component		Formula
Selected multiple	4.6x	a
Company financials (USD millions)	156.3	b = c*d
2029 expected sales (USD millions)	241.0	c
Discount factor	0.65	d = 1 / (1+13.2%)^3.5
Enterprise value (USD millions)	719.1	e = a * b
Net debt (USD millions)	2.0	f
Control premium	25%	g
100% equity value (rounded, USD millions)	901.0	h = (e + f )* g + (e + f)
100% equity value range (+/-5%, rounded, USD millions)	856.0 ~ 946.0

Discount Rate

To determine an appropriate discount rate, KKG calculated the weighted average cost of capital (the “WACC”) of Isdera Group as a whole. The WACC approximates the expected return required by debt and equity holders on invested capital within the industry for a company of similar nature. Equity return assumptions were determined using the capital asset pricing model.

The discount rate (weighted-average cost of capital) was projected to be 13.2%, which was calculated by adopting the risk-free rate, beta, debt to equity ratio, equity risk premium, small-company size premium, company specific premium, and cost of debt. The components of KKG’s calculation are as follows: the estimate for the risk-free rate was based on the 10-year China government bond yield, which was 1.8% on March 31, 2025; the average beta of the selected public companies was 1.09; the Company's beta re-levered based on its capital structure was 1.73; the average debt to equity ratio of the selected public companies was 79.3%; the equity risk premium for China was 5.3%, sourced from Aswath Damodaran; a small-company size adjustment of 3.0%, sourced from Kroll Costs of Capital Navigator; a company specific premium of 7.5%; a cost of equity of 21.5%; and 2.7% as the post-tax cost of debt (China long-term loan prime rate of 3.6%, adjusted by tax rate of 25%). Based on the foregoing, these adjustments resulted in an estimated discount rate of 13.2%.

The formulas used by KKG for calculating the cost of equity and cost of debt are further shown in the table below.

Component		Formula
Debt to equity ratio	79.3%	a
Risk free rate	1.8%	b
Equity risk premium	5.3%	c
Leveraged beta	1.73	d
Small-company size premium	3.0%	e
Company specific premium	7.5%	f
Cost of equity	21.5%	g=b+c*d+e+f
Cost of debt (post-tax)	2.7%	h
WACC	13.2%	i=g/(1+a)+h/(1+a)*a

Minority shareholders are often in a passive position in investment, and it is difficult to make contributions to the operation of the company or even make no contributions. Therefore, when the minority equity of companies is traded, there is usually a discount to the potential net asset value. This reflects the relationship between the lack of control and minority shareholders’ equity. On the contrary, when most shareholders’ equity is traded, there is usually a premium to the net asset value. KKG considered the market multiple based on market daily valuation of the comparable companies implies a valuation on a non-control basis, and as such an adjustment has been made to the market multiple result in order to conclude on a control basis. The 25% control premium comes from two studies: one study shows that the average acquisition premium is between 35% and 42%, while another study on the transaction shows that the average acquisition premium is between 16% and 29%. We selected 25% as the reasonable control premium of the target company. The acquisition premium not only reflects the premium required for control, but also includes the view on the degree of merger benefits.

Discounted Cash Flow Analysis

Projections

Isdera Group management prepared certain prospective financial information for April 1, 2025 to March 31, 2031. KKG assumed Isdera Group will operate at stable 2% growth rate from 2031 going forward. The Isdera Group prospective financial information is unaudited, based upon estimated results of Isdera Group management and does not include the impact of the accounting for the Business Combination or other impacts from the consummation of the Business Combination. Isdera Group has affirmed to UYSC that its projections reflect the view of the Isdera Group’s management about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders.

a. Methodology for Formulating Projections

The projections have been prepared by the management of Isdera Group by segmenting the core financial forecasting process into several key stages.

First, management conducted an objective assessment of Isdera Group’s current operating condition, alongside a comprehensive and impartial analysis of its financial position and all production-related investment factors.

Second, consideration was given to the current progress of Isdera Group’s supercar research and development program. On June 30, 2025, Isdera Group completed the unveiling of its first prototype vehicle, after which it entered the engineering testing phase. The production and on-road testing of test vehicles were simultaneously initiated in the United Kingdom and China. In addition, Isdera Group expects to complete the on-road testing by the end of 2026. Upon obtaining the necessary road-use permits, Isdera Group intends to commence mass production and begin delivering vehicles to customers.

Third, management evaluated Isdera Group’s pre-sales performance and brand promotion initiatives to forecast the anticipated growth trajectory over the coming years. Isdera Group has launched promotional and brand awareness campaigns for the Isdera brand and actively initiated the selection process for global sales agency partners.

Fourth, a 2030 corporate target was established based on the assumption of achieving an appropriate and attainable market share within the domestic supercar segment.

Fifth, comparable industry peers were benchmarked to further optimize and validate the financial forecast model.

b. Sources and Rationale for Revenue Growth and Profit Margin Assumptions (2025 & 2030)

Isdera Group management has developed reasonable sales projections based on the Isdera Group’s actual operational circumstances:

2025: In 2025, there was only a completion of one prototype vehicle. As the testing of the engineering capacity, was not yet finalized, commercial sales of vehicles were not feasible. Accordingly, Isdera Group’s projected sales volume was zero.

2026-2027: Isdera Group management anticipates completion of engineering testing in the second half of 2026, with sales commencing in the fourth quarter. Considering the existing volume of pre-sales orders and the current production capacity, approximately 10 vehicles are expected to be delivered in 2027. Although Isdera Group’s international market expansion initiatives will be underway, overseas subsidiaries will not yet be operational; therefore, no international sales are projected for this year.

2028: With the commencement of domestic mass-production sales, strengthened brand promotion efforts, and the engagement of dedicated sales service providers, Isdera Group management forecasts domestic sales of approximately 100 vehicles. In addition, subsidiaries in the United Kingdom and the United States are expected to be established, each projected to achieve sales of 10 vehicles.

2029–2030: As overall sales volumes increase, Isdera’s brand recognition is expected to strengthen. In addition with its sales service companies becoming fully operational and the direct sales network further refined, Isdera Group management expects sales to grow steadily annually, ultimately reaching a stable and sustainable level within both the Chinese and global supercar markets.

All growth projections are aligned with the Isdera Group’s development milestones. Following the completion of the engineering prototype in 2025 and the conclusion of engineering testing in 2026, vehicle deliveries are scheduled to begin in 2027, paving the way for mass production. The completion of the Business Combination is expected to enhance Isdera Group’s brand visibility, strengthen investor confidence, and significantly increase its financial resources, enabling it to allocate greater human and material resources across research and development, production, and marketing to support its comprehensive and sustainable growth. Based on the current status of letters of intent, ongoing communications with sales agents, intensified brand promotion activities, the formation of a direct sales team, and the operational launch of international subsidiaries, the objective of achieving annual sales of 1,100 vehicles is considered attainable.

Isdera Group holds 17 confirmed orders as of March 31, 2026. Deliveries in 2027 will be constrained by limited production capacity, which is nevertheless sufficient to fulfill these existing commitments. In the longer term, a successful initial public offering is expected to enhance the company’s visibility and market influence, thereby supporting increased vehicle deliveries. Greater participation in domestic supercar exhibitions will further solidify brand positioning, while the combined efforts of agency sales channels and direct sales initiatives are expected to support the realization of the annual sales target of 1,100 vehicles.

Isdera Group’s pricing strategy is derived from its detailed production cost calculations, with a targeted gross profit margin of 50%, which results in an estimated final selling price of approximately USD 500,000 per vehicle. During the prototype phase, Isdera Group generated no revenue from vehicle sales and therefore no gross margin projection was made. For the low-volume delivery phase in 2027, the gross margin is estimated at approximately 15%, reflecting the allocation of actual engineering testing costs incurred across the limited delivery volume and higher per-unit component costs resulting therefrom. As Isdera Group transitions to volume production in 2028, with reduced engineering testing expenditures, improved component pricing through economies of scale, and lower per-unit shared costs, the gross margin is projected to reach the targeted 50% level. This projection is based on a comprehensive assessment of manufacturing costs at a production volume of 100 or more supercars, taking into account China-based component costs, indicative quotations from international parts suppliers, assembly and labor costs, and other relevant expenses, all of which support the estimated final selling price of approximately USD 500,000 per vehicle. This pricing positions the product within the mid-range segment of the supercar market. Market research conducted by the sales department indicates that this price point is competitive, reasonable, and conducive to successful market entry. Beginning in 2028, as sales volumes increase and brand recognition strengthens, further pricing flexibility may be considered in line with market dynamics.

As described in the next section, Isdera Group did not achieve the projected financial results for its fiscal year ended March 31, 2026 and subsequently adjusted the projections to account for the delayed start date for anticipated revenues. The main adjustment is to postpone the revenue plan by one year, while the underlying sources and rationale for the assumptions of the financial projections described above remain unchanged.

Subsequent Adjustment of Projections.

As indicated in its financial statements for its fiscal year ended March 31, 2026, Isdera Group did not achieve its projected $5 million of revenue for the fiscal-year ended March 31, 2026. Isdera Group views this variance as consistent with the inherent commercial-lifecycle characteristics of low-volume bespoke hypercar developers and that it does not undermine its forward-looking projections. First, Isdera Group’s board of directors maintains that its financial projections reflect the board’s view of future performance as of the most recent practicable date before the proxy-statement/prospectus date. The Isdera Group’s L’Aquila vehicle program remained within the multi-year pre-revenue R&D-and-prototyping stage through the fiscal year ended March 31, 2026. Under the accounting rules applicable to Isdera Group’s industry, customer pre-order deposits are classified as contract liabilities and cannot be recognized as revenue until vehicles are physically delivered to customers. During the 2026 fiscal year, final prototype tuning, component validation, and regulatory certification work required additional engineering validation and testing cycles to meet safety and performance standards, which extended beyond the originally anticipated timeline, pushing the commencement of vehicle deliveries past March 31, 2026. As a result, no deliveries occurred in that fiscal year and therefore no revenue was recognized, even though customer order deposits were secured. Isdera Group believes that this delay in delivery commencement, rather than being indicative of a fundamental deterioration of its underlying business opportunity, was the primary reason for its inability to achieve the projected financial results. The board of the Isdera Group has re-evaluated core program assumptions including chassis development progress, intellectual-property progress, expected order intake, and revised delivery-ramp timelines. As set forth below, Isdera Group has adjusted its financial projections to account for the delayed start date for anticipated revenues. Based upon this reassessment, the board continues to endorse the core underlying projections, adjusted for the shifted delivery start date.

Further, Isdera Group has been actively engaged in developing its agency sales channel throughout the period, concurrently with its direct sales efforts. It has held discussions with automotive sales agency partners in China and is currently in ongoing negotiations with several prospective partners. In July 2026, subsequent to the preparation of the projections, Isdera Group executed a letter of intent for a sales agency agreement with an established automotive distribution enterprise in China, securing nationwide distribution rights for the Isdera brand and establishing an intended first-year sales target of 200 vehicles. The 200-unit target reflects a commercial expectation mutually articulated in the agreement, representing the parties' shared vision for market development, but this does not affect management's prudent forecast for the forecast period, as it represents management's verifiable projection of sales that are reasonably expected to be realized. Management's forecasts are based on a comprehensive assessment of the confirmed orders at hand, the existing direct sales pipeline, and the expected contributions from the agency channel (taking into account the agency partner's current customer pipeline and marketing plans). These efforts are intended to support Isdera Group’s channel development as it prepares for volume production in subsequent periods.

In parallel with the engineering testing and validation of its first-generation supercar, Isdera Group’s R&D team has filed and were granted patent applications to protect innovations in vehicle exterior and interior design elements. Building on this intellectual property base, Isdera Group is evaluating potential future product-development opportunities, including a possible second supercar model. The Company’s longer-term product plans remain subject to further technical, commercial, financing and market evaluation. Isdera Group views its intellectual property strategy as an integral part of its overall product development efforts, and expects that effective patent protection, if obtained, may enhance the commercial value of its future model offerings.

Although Isdera Group did not achieve the projected financial results for its fiscal year ended March 31, 2026, as of the date of this proxy statement/prospectus, it believes that the adjusted financial projections are valid and that the assumptions supporting its forecast are reasonable as of such date. Important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Isdera Group’s business, industry performance, the regulatory environment, and general business and economic conditions.

Expense Assumptions:

The projections of the sales and marketing expenses margin, general and administrative expenses margin, and research and development expenses margin set forth below are based on Isdera Group’s actual cost structure. In formulating these projected percentages, Isdera Group considered its forecasted revenue growth and the expected trends in each expense category, and derived the corresponding ratios based on a comprehensive assessment of these factors.

●	Sales and Marketing Expenses: Projected at 10% of revenue throughout the forecast period.

●	General and Administrative Expenses: Projected at 5% of revenue throughout the forecast period.

●	Research and Development Expenses: Estimated at 20% of revenue in 2027 due to intensive early-stage engineering testing. In subsequent projection years, R&D expenses are expected to normalize at approximately 10% of revenue.

Unaudited Prospective Financial Information of Isdera Group

As initially provided, the key components of Isdera Group projections used by KKG are summarized as below:

	For the years ended March 31,
In USD’000	FY 2025	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E
Revenue	-	5,000	62,000	227,850	398,003	700,363
Revenue growth rate	n/a	n/a	1,140.0%	267.5%	74.7%	76.0%
Gross margin	n/a	15.0%	51.8%	54.1%	54.5%	54.7%
EBITDA margin	n/a	20.0%	30.0%	30.0%	30.0%	30.0%
EBIT margin	n/a	(20.0)%	26.8%	29.1%	29.5%	29.7%
Net margin	n/a	(20.0)%	20.1%	21.8%	22.1%	22.3%

The key components of Isdera Group revised projections used by KKG are summarized as below:

	For the years ended March 31,
In USD’000	FY 2026	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Revenue	-	5,000	62,000	240,975	398,003	613,541
Revenue growth rate	n/a	n/a	1,140.0%	288.7%	65.2%	54.2%
Gross margin	n/a	15.0%	51.8%	54.2%	54.5%	54.7%
EBITDA margin	n/a	20.0%	30.0%	30.0%	30.0%	30.0%
EBIT margin	n/a	(20.0)%	26.8%	29.2%	29.5%	29.7%
Net margin	n/a	(20.0)%	20.1%	21.9%	22.1%	22.3%

(1)	For the reasons described above, Isdera Group did not achieve the projected financial results for its fiscal year ended March 31, 2026 and subsequently adjusted the projections to account for the delayed start date for anticipated revenues. The income that Isdera Group can earn includes the sales of automobiles from China, Europe, North America, and other Asia areas. In the projection period from April 1, 2026 to March 31, 2031, the Isdera Group revenue is projected to grow at a rate from 1,140.0% to 54.2%. The trajectory of revenue growth rates is closely aligned with Isdera Group's development progress, with each fiscal year's growth expectations corresponding to specific operational milestones — including the completion of engineering testing, the commencement of volume production, the launch of regional sales networks, and the achievement of phased brand promotion objectives. These milestones are subject to strict sequential dependencies, and the completion status of any individual milestone directly affects the realization of subsequent growth rates. In 2026, Isdera Group's primary focus is on completing engineering testing of the prototype. In 2027, Isdera Group expects to conduct initial low-volume deliveries. In 2028, as the Group transitions into full-scale supercar manufacturing, its volume delivery capacity is expected to increase substantially, and partnerships with professional sales agency partners and the establishment of overseas subsidiaries are expected to significantly boost sales orders. Given the extremely low revenue base in 2027, the 1,140.0% growth rate projected for 2028 is considered achievable. From 2029 onward, following the successful completion of the Business Combination, Isdera Group’s international brand influence is expected to strengthen, which will further support direct sales growth. In addition, the expansion of the sales agency network for Isdera supercars is expected to provide strong support for sustained demand growth. Concurrently, with increased financial resources from being a public company, Isdera Group’s production capacity is expected to expand and its product portfolio extended, all of which underpin the 288.7% growth target for 2029. For 2030 and 2031, management is confident in achieving the projected growth rates assuming Isdera Group's products penetrate broader markets, consumer recognition deepens, and brand-building efforts mature, together with the completion of a sales network build-out across Greater China, Europe, North America, and the Middle East. Once Isdera Group reaches a certain scale in the industry, with annual sales exceeding 1,100 vehicles, revenue growth is expected to enter a stable phase in line with the general pattern of brand development in the industry. Isdera Group's management regularly reviews the actual progress of each operational milestone and conducts dynamic assessments and adjustments of sales expectations for subsequent periods based on actual results achieved, to ensure that the forecast assumptions continue to reflect the latest operational realities and available market information.

(2)	Isdera Group’s cost of goods sold (as % of revenue) shows a large decrease from 2027 to 2028, and gradually decreases from 2028 to 2031, so the gross margin increases from 15.0% to 54.7% in the forecast period. Isdera Group is focusing on the engineering testing in 2026 prior to delivery in 2027, with actual sales deliveries expected to remain very limited at approximately 10 vehicles in 2027. During this process, actual engineering testing costs were incurred, and due to the small production scale and the bespoke nature of supercar manufacturing, such costs, together with per-unit costs such as tooling and molds, were allocated across a limited delivery volume. As a result, the gross margin is estimated at approximately 15% in 2027. Entering 2028, costs directly associated with the manufacturing ramp-up — including tooling and molds, trial production material costs, and supplier validation expenses — are expected to be allocated across a significantly larger production volume, leading to lower per-unit costs. Simultaneously, volume production is anticipated to lead to a significant reduction in per-unit component costs, and increased production volume will result in lower per-unit fixed cost allocations. Accordingly, the gross margin is projected to increase from 15.0% to 54.7% over the forecast period. From 2029 onward, based on Isdera Group entering a phase of rapid growth in both production and sales, revenue, fixed costs, and variable costs are expected to increase in a balanced manner, and the gross margin is anticipated to stabilize at approximately 55%.

(3)	EBIT equals the gross profit minus operating expenses, operating expenses include R&D expenses, marketing expenses, employee salaries and wages expenses, rent expenses, and other expenses. The operating expense consists of variable expenses and fixed expenses, and therefore will increase at a slower rate compared with the revenue growth. The operating expense is ranged from 35.0% to 25.0% as of revenue in the forecast period, so the EBIT margin will increase in the forecast period.

(4)	EBITDA and EBIT are non-GAAP financial measures. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBIT is defined as earnings before interest and taxes. We caution investors that amounts presented in accordance with our definition of EBITDA and EBIT may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA and EBIT in the same manner. EBITDA and EBIT are similar and closely related to income from operations which is GAAP measure; however, EBITDA and EBIT should not be considered as an alternative to income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

(5)	Assumes debt-free net income.

In addition, Isdera Group management also provided KKG with Isdera Group’s historical financial results for March 31, 2023, March 31, 2024, March 31, 2025, and March 31, 2026. In order to check the reasonability of the projections, KKG reviewed Isdera Group's historical financial statements and confirmed that the Company was at a pre-revenue stage with no historical sales. Consequently, KKG determined that historical revenue growth, historical gross margins, and historical net margins provided no meaningful benchmark for evaluating the projections. KKG therefore did not rely on these historical factors in its reasonability assessment.

KKG Analysis

KKG instead conducted its reasonability check primarily on the basis of (i) Isdera’s detailed prospective business plans, including production timelines and cost assumptions, and (ii) an analysis of comparable public companies regarding revenue growth rates and operating loss reduction patterns.

For purposes of this reasonability check, the “industry benchmarks” analyzed by KKG consists of the comparison group of publicly traded automotive companies used in KKG’s market approach analysis. KKG selected these companies based on the availability of publicly verifiable financial data and their relevance as automotive manufacturers for benchmarking growth trajectory and deficit reduction patterns. Accordingly, KKG relied on the public financial data of these comparable public companies selected under the market approach for benchmarking the growth trajectory and deficit reduction patterns. These public companies, like Isdera Group, are in early commercialization stages, have recently commenced or are scaling production, and exhibit similar patterns of high initial revenue growth from a low base and gradually narrowing operating deficits.

Based on KKG's analysis of the selected peer group, the “reasonable ranges” for Isdera's projections were assessed across two dimensions – revenue growth and deficit reduction.

Revenue growth trajectory: The selected peer group demonstrates that early-stage automotive manufacturers can achieve exceptionally high revenue growth rates during their initial commercialization phases when transitioning from pre-revenue or minimal-revenue status to initial production. The peer group's historical growth rates during comparable stages serve as a benchmark for assessing whether Isdera’s projected growth trajectory - from zero revenue in early years, FY 2025 and FY 2026, to initial deliveries in FY 2027, to accelerated ramp-up in FY 2028 to FY 2031 - falls within a reasonable range for an early-stage automotive manufacturer entering commercialization. Isdera’s projected growth rates (1,140% in FY2028, 288.7% in FY2029, 65.2% in FY2030 and 54.2% in FY2031) reflect the same dynamic: a rapid ramp-up from a low base following the completion of engineering testing, the commencement of mass production, and the expansion of agency and direct sales channels. As Isdera reaches scale, its growth rates moderate toward levels consistent with the peer group's more mature-stage performance.

Deficit reduction pattern: The selected peer group demonstrates that early-stage automotive manufacturers typically operate at negative margins during pre-revenue and initial low-volume production phases, with margins improving as production scales and fixed costs are amortized over a larger volume. Isdera’s projected improvement from a net loss in FY 2027 to positive margins in FY 2028 and subsequent years is consistent with this pattern, reflecting the expected benefits of volume production and fixed-cost leverage as deliveries increase from 10 vehicles in FY2027 to 1,100 vehicles by FY2031.

Based on the foregoing, KKG concluded that the projected revenue trajectory and deficit reduction pattern fell within reasonable ranges derived from KKG's analysis of the selected peer group.

Based upon the projections provided by Isdera Group management and assuming that Isdera Group will operate in a steady state after March 31, 2031, KKG calculated the net present value of the unlevered, after-tax free cash flows of Isdera Group’s business through March 31, 2031, plus the present value of the terminal value of Isdera Group’s business starting April 1, 2031.

As mentioned above, Isdera Group did not achieve the projected financial results it initially provided to UYSC for its fiscal year ended March 31, 2026 and subsequently adjusted the projections to account for the delayed start date for anticipated revenues. Notwithstanding that Isdera Group did not achieve its financial projections for the fiscal year ended March 31, 2026, KKG believes that its reasonableness analysis of the Isdera Management Projections remains valid. KKG’s reasonableness analysis focused on the fundamental business logic and industry-aligned lifecycle patterns for low-volume hypercar manufacturers such as Isdera Group, rather than treating each discrete annual-period forecast as a rigid non-negotiable target. KKG reviewed the FY2026 actual results and confirmed that the shortfall was attributable to delivery timing rather than a change in the Isdera Group’s core business model, production capability, or market demand. KKG also confirmed that the key assumptions underlying its reasonableness analysis—including the successful completion of engineering testing, the commencement of mass production, and the expansion of sales channels—remain unchanged, with only the timing of initial deliveries shifted from FY2026 to FY2027. Delays to the start of the delivery-ramp phase commonly cause zero-revenue outcomes in forecast-target fiscal years, even when customer pre-orders exist, as prototype testing, certification, and supply chain timelines are inherently difficult to predict in the hypercar segment. KKG reviewed: (1) technical progress of the L’Aquila project including completed 3-D chassis, powertrain assembly, carbon-fiber body-part design and ongoing prototype optimization; (2) the Isdera Group’s patent-and-trademark intellectual-property portfolio covering key hypercar components; (3) management’s explanation of launch-timing slippage for hand-built hypercar programs; and (4) the distinction between cash-flow-generating customer deposits and GAAP-recognized revenue. KKG concluded that the FY2026 shortfall stems from a delay in the commencement of the delivery ramp, and that the core projection assumptions for future delivery volumes, and operating-loss-reduction trajectories remain consistent with industry-observed outcomes for comparable peer firms.

Key Assumptions to Projections

Key assumptions were made by Isdera Group management with the available information and estimates at the time of preparation of the prospective financial information summarized above, including but not limited to the following:

●	The income that Isdera Group can earn includes the sales of automobiles from China, Europe, North America, and other Asia areas. In the projection period from April 1, 2026 to March 31, 2031, the Isdera Group revenue is projected to grow at a rate from 1,140.0% to 54.2%. Revenue growth rates are aligned with key development milestones, including completion of engineering testing, commencement of volume production, launch of regional sales networks, and phased brand promotion objectives. These milestones have sequential dependencies and directly affect subsequent growth. The 2028 growth rate of 1,140.0% is supported by production ramp-up and sales channel expansion from a low 2027 base. The 2029 growth of 288.7% is underpinned by expanded sales networks, production capacity and product portfolio. Management is confident in achieving the projected growth rate targets in 2030 and 2031 as sales networks are completed across key regions. Revenue growth is expected to stabilize once annual sales exceed 1,100 vehicles. And the projections apply the forecasted global long-term average economic growth rate of 2% as the stable growth rate.

●	Isdera Group’s cost of goods sold is expected to slightly increase at a slower rate compared with the revenue growth due to economies of scale and Isdera Group’s cost saving strategy. The gross margin is anticipated to be 15.0% to 54.7% from 2027 to 2031. The gross margin is estimated at approximately 15% in 2027 due to limited deliveries of approximately 10 vehicles and high per-unit costs associated with engineering testing, bespoke supercar manufacturing, and tooling. With the expected conclusion of engineering testing and the transition to volume production in 2028, costs related to manufacturing ramp-up, per-unit components, and fixed cost allocations will decline, increasing the gross margin to 51.8%. From 2029 onward, as production and sales grow at a balanced pace, the gross margin is anticipated to stabilize at approximately 55%.

●	The operating expense is forecasted based on historical level and industry level, which ranged from 35.0% to 25.0% as of revenue in the forecast period.

●	The working capital items are forecasted based on historical and industry-level working capital items turn over days.

●	Capital expenditures are forecasted to support the business operation and increase.

●	Depreciation and amortization is calculated based on the assets’ remaining useful life and the depreciation and amortization accounting policy.

These assumptions and estimates depend on several critical factors and contingencies, including but not limited to:

●	Operational Execution: The achievement of projected revenues is contingent upon Isdera Group’s successful execution of expansion strategies and the effective management of operational risks. Delays or inefficiencies in execution could lead to material deviations from Isdera Group’s forecasts.

●	Competitive Landscape: The financial projections assume that the competitive environment will remain relatively stable. Changes in the competitive dynamics or the entry of new market players could affect pricing, market share, and overall profitability.

●	Technological Advancements: Maintaining a competitive edge is dependent on continuous technological innovation and integration. The failure to adapt to evolving technological trends or to implement necessary upgrades could materially affect Isdera Group’s revenue projections.

●	Market and Economic Conditions: The forecasts assume a stable macroeconomic environment that supports growth in consumer demand and business investment. Significant adverse shifts in economic conditions or market sentiment may materially affect the underlying assumptions.

Discount Rate

To determine an appropriate discount rate, KKG calculated the weighted average cost of capital (the “WACC”) of Isdera Group as a whole. The WACC approximates the expected return required by debt and equity holders on invested capital within the industry for a company of similar nature. Equity return assumptions were determined using the capital asset pricing model.

The discount rate (weighted-average cost of capital) was projected to be 13.2%, which was calculated by adopting the risk-free rate, beta, debt to equity ratio, equity risk premium, small-company size premium, company specific premium, and cost of debt. The components of KKG’s calculation are as follows: the estimate for the risk-free rate was based on the 10-year China government bond yield, which was 1.8% on March 31, 2025; the average beta of the selected public companies was 1.09; the Company's beta re-levered based on its capital structure was 1.73; the average debt to equity ratio of the selected public companies was 79.3%; the equity risk premium for China was 5.3%, sourced from Aswath Damodaran; a small-company size adjustment of 3.0%, sourced from Kroll Costs of Capital Navigator; a company specific premium of 7.5%; a cost of equity of 21.5%; and 2.7% as the post-tax cost of debt (China long-term loan prime rate of 3.6%, adjusted by tax rate of 25%). Based on the foregoing, these adjustments resulted in an estimated discount rate of 13.2%.

The formulas used by KKG for calculating the cost of equity and cost of debt are further shown in the table below.

Component		Formula
Debt to equity ratio	79.3%	a
Risk free rate	1.8%	b
Equity risk premium	5.3%	c
Leveraged beta	1.73	d
Small-company size premium	3.0%	e
Company specific premium	7.5%	f
Cost of equity	21.5%	g=b+c*d+e+f
Cost of debt (post-tax)	2.7%	h
WACC	13.2%	i=g/(1+a)+h/(1+a)*a

Equity Value Calculation

Under the market approach, the result of 100% equity value range of Isdera Group is ranged from $856,000,000 to $946,000,000. Under the income approach, KKG calculated the 100% equity value of Isdera Group ranged from $827,000,000 to $914,000,000, which is similar to the result of market approach.

Considering that there is uncertainty inherent in the Isdera Group’s full cash flow projections, KKG adopted the result under the market approach to be the main conclusion, and the income approach result to cross check.

Conclusion & Opinion

KKG’s analysis provided a fair market valuation of Isdera Group equity value range of approximately $856,000,000 to $946,000,000, based on the market approach. According to KKG’s analysis, it is KKG’s opinion that the Business Combination is “fair” to shareholders of UYSC from a financial perspective.

Disclosure of Prior Relationships

During the two years preceding the date of the Revised KKG Opinion, KKG has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

UYSC Board’s Consideration of KKG Opinion

UYSC’s management team has substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination. The UYSC Board also obtained the preliminary draft of the Opinion in connection with their evaluation of Isdera Group. The preliminary draft of the Opinion was provided for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Business Combination. The UYSC Board has considered, among other factors, the information and opinions that were included in the preliminary draft of the Opinion and believes that the preliminary draft supports UYSC’s determination relating to the consideration being paid in the Business Combination.

The UYSC Board reviewed the qualifications and experiences of the KKG team to assess the competency of KKG. The UYSC Board also reviewed the scope of services provided under the engagement of KKG and noted that the scope of work is appropriate to the opinions given in the fairness opinion and there were no limitations on the scope of work. Thus, the UYSC Board considered KKG to be qualified and possesses sufficient relevant experience in performing the valuation and delivering fairness opinion regarding the valuation of the Isdera Group.

In addition, the UYSC Board reviewed the suitability of the valuation methods, the principal assumptions adopted by KKG, including but not limited to discussion with KKG to understand the steps and due diligence measures taken by KKG for rendering its opinion. The UYSC Board believes that the methodology and assumptions adopted by KKG were a result of after due and careful consideration and the basis of the fairness opinion is fair and reasonable. Further, as KKG relied on Isdera Group’s projections when conducting the valuation, and due to the aforementioned characteristics of the bespoke hypercar industry, UYSC believes that the fact that Isdera Group’s FY2026 revenue projection was not achieved does not affect the fairness and reasonableness of KKG’s valuation analysis, which was based on the data available at that time.

In addition, as Isdera Group's revenue realization fell short of projections, UYSC communicated and negotiated with Isdera Group’s principals to negotiate a reduction in the valuation consideration. Concurrently, KKG also obtained updated valuation-related data from Isdera Group. On September 22, 2026, UYSC and Isdera Group entered into the First Amendment and agreed to a revised valuation of the business combination. In connection with this adjustment, the UYSC Board had received an updated fairness opinion from KKG.

Statement Regarding Unaudited Prospective Financial Information of Isdera Group

To assess Isdera Group’s financial condition and whether to proceed with the Business Combination, UYSC received various documents from Isdera Group, including financial projections for the years ending March 31, 2025 through March 31, 2030 and subsequently revised financial projections for the years ending March 31, 2026 through March 31, 2031 (the “Isdera Management Projections”), copies of material contracts, and summaries of various industry analysis and trends. The UYSC Board reviewed and discussed with its financial advisor, KKG, regarding the latter’s analysis in rendering the fairness opinion described in the proxy statement/prospectus. In rendering its opinion on the fairness of the transaction, KKG reviewed the Isdera Management Projections.

As mentioned above, Isdera Group did not achieve the projected financial results it initially provided to UYSC for its fiscal year ended March 31, 2026 and subsequently adjusted the projections to account for the delayed start date for anticipated revenues. Isdera Group views this variance as consistent with the inherent commercial-lifecycle characteristics of low-volume bespoke hypercar developers and that it does not undermine its forward-looking projections. For instance, the Isdera Group’s L’Aquila vehicle program remained within the multi-year pre-revenue R&D-and-prototyping stage through the fiscal year ended March 31, 2026. Under the accounting rules applicable to Isdera Group’s industry, customer pre-order deposits are classified as contract liabilities and cannot be recognized as revenue until vehicles are physically delivered to customers. During the 2026 fiscal year, final prototype tuning, component validation, and regulatory certification work required additional engineering validation and testing cycles to meet safety and performance standards, which extended beyond the originally anticipated timeline, pushing the commencement of vehicle deliveries past March 31, 2026. As a result, no deliveries occurred in that fiscal year and therefore no revenue was recognized, even though customer order deposits were secured. Isdera Group believes that this delay in delivery commencement, rather than being indicative of a fundamental deterioration of its underlying business opportunity, was the primary reason for its inability to achieve the projected financial results. The board of the Isdera Group has re-evaluated core program assumptions including chassis development progress, intellectual-property progress, expected order intake, and revised delivery-ramp timelines.

Neither UYSC nor Isdera Group, as a matter of course, makes public projections as to future sales, earnings or other results. However, Isdera Group management prepared certain prospective financial information solely for use by KKG in connection with the rendering of the KKG Opinion and performing its related financial analyses. The Isdera Management Projections were initially provided to UYSC on or about July 2, 2025, and finalized on July 17, 2025. The revised projections were finalized on September 1, 2026. The projections included in this proxy statement/prospectus are materially the same as the projections provided to UYSC, and no material changes were made to the assumptions or projected results.

The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The prospective financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the date on which such forecasts were finalized, including, among other things, Isdera Group’s expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of Isdera Group, industry metrics and the regulatory and commercial probability of success and expenses adjusted on the basis thereof. While presented in this proxy statement/prospectus with numeric specificity, the information set forth herein are forward-looking statements that were based on numerous variables and assumptions that are inherently uncertain reflect estimates and assumptions which are difficult to predict and many of which may be beyond the control of Isdera Group’s management, including, among other things, the matters described in the sections entitled “Forward-Looking Statements,” Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group,”, “Industry Overview” and “Risk Factors.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. These Isdera Management Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is being provided here solely to disclose information that was provided to UYSC in the course of its evaluation of Isdera Group. In the view of Isdera Group’s management, the prospective financial information was prepared on a reasonable basis, reflected the best available estimates and judgments at the time, and presented, to the best of management’s knowledge and belief at the time, the expected course of action and the expected future financial performance of Isdera Group. However, projections are inherently uncertain and accordingly, actual results may differ materially from the projections. Furthermore, no Isdera Group prospective financial information takes into account any circumstances or events occurring after the date they were prepared.

Important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Isdera Group’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change.

There undoubtedly will be differences between actual and projected results, and the differences may be material. The accompanying prospective financial information covers an extended period of time, and this information by its nature becomes subject to greater uncertainty with each successive year. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. In particular, the below information extends for a period of six (6) years, and the risks and uncertainties regarding the prospective financial information, including the potential for adverse development such as additional competition or changes in the competitive or regulatory landscape. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the prospective financial information will prove accurate or that any of such prospective information will be realized.

The Isdera Group Management Projections were requested by, and disclosed to, UYSC for use as a component in its overall evaluation of Isdera Group. The UYSC Board considered and relied upon the Isdera Management Projections in determining the valuation for Isdera Group in the Business Combination. For further details about financial analysis undertaken by the UYSC Board and UYSC’s management in reliance upon the Isdera Management Projections, see “Proposal No. 2 — The Acquisition Merger Proposal — UYSC Board’s Reasons for Approving the Business Combination.” Neither Isdera Group’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Isdera Group compared to the information contained in the Isdera Management Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the Isdera Management Projections to reflect circumstances existing after the Isdera Management Projections were finalized to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Isdera Management Projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. Isdera Group will not refer back to these projections in its future periodic reports filed under the Exchange Act. The financial projections are included in this proxy statement/prospectus solely for informational purposes and not to induce any UYSC stockholders to vote in favor of any of the Proposals at the Meeting.

Isdera Group management prepared such prospective financial information based on their judgment and assumptions regarding the future financial performance of Isdera Group. The Isdera Group prospective financial information is being provided for information purposes only and is not and should not be viewed as public guidance regarding the future performance of Isdera Group. The prospective financial information set forth below is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. The inclusion of the below information should not be regarded as an indication that UYSC, Isdera Group, PubCo or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results. Moreover, the below information is not included to influence your views on the Business Combination and is summarized in this proxy statement/prospectus solely to provide shareholders access to certain non-public information considered by the UYSC Board in connection with its evaluation of the merger and provided to KKG to assist with its financial analyses. The information below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Isdera Group in this proxy statement/prospectus.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, various assumptions underlying the forecasts may prove to have not been accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

Neither Isdera Group’s independent registered public accounting firm nor any other independent accountants, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The report of Isdera Group’s independent registered public accounting firm included in this proxy statement/prospectus relates to Isdera Group’s historical audited financial statements. It does not extend to the unaudited prospective financial information and should not be read to do so.

The Isdera Management Projections are unaudited, based upon estimated results of Isdera Group and do not include the impact of the accounting for the Business Combination or other impacts from the consummation of the Business Combination. Notwithstanding that Isdera Group did not achieve the projected financial results for its fiscal year ended March 31, 2026, Isdera Group has affirmed to UYSC that its projections reflect the view of Isdera Group’s board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR THE COMPANY, NONE OF UYSC, ISDERA GROUP, KKG OR PUBCO UNDERTAKES ANY OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF UYSC, ISDERA GROUP OR PUBCO NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY UYSC SHAREHOLDER, ISDERA GROUP SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Isdera Group may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with the financial advisor rendering an opinion on a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures. The financial projections were requested by, and disclosed to, UYSC for use as a component in its overall evaluation of Isdera Group and are included in this proxy statement/prospectus on that account.

Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any of UYSC, Isdera Group, PubCo or any other person that the results contained in the prospective financial information will be achieved, and should not be regarded as an indication that UYSC, the UYSC Board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, or any part of the transactions contemplated by it, as the projections may be materially different than actual results. The financial projections are included in this proxy statement/prospectus solely for informational purposes and not to induce any UYSC shareholders to vote in favor of any of the Proposals at the Extraordinary General Meeting. PubCo will not refer back to the financial projections in its future periodic reports filed under the Exchange Act.

PubCo does not expect to generally publish its business plans and strategies or make external disclosures of its anticipated financial position or operating results in the manner provided with respect to Isdera Group to UYSC in connection with the Business Combination. Accordingly, PubCo does not intend to update or otherwise revise the projected financial information provided to UYSC to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, PubCo does not intend to update or revise the projected financial information provided to UYSC to reflect changes in general economic or industry conditions.

UYSC Board’s Reasons for Approving the Business Combination

On July 18, 2025, UYSC Board determined that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are advisable, fair to, and in the best interests of UYSC and its shareholders, adopted and approved the Merger Agreement and the transactions contemplated therein, determined to recommend to UYSC’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by UYSC’s shareholders at the meeting. The UYSC Board also unanimously approved the First Amendment to the Original Merger Agreement. When you consider the Board’s recommendation, you should be aware that the Board may have interests in the Business Combination that may be different from, or in addition to, the interests of UYSC’s shareholders generally. See “Proposal No. 2. — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” for additional information.

UYSC was formed with the goal of completing a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. As outlined above, the UYSC Board sought to achieve this objective by leveraging the networks and industry experience of the Sponsor, the UYSC Board, and UYSC’s management to identify and acquire one or more businesses.

The Business Combination was unanimously approved by the UYSC Board. There are no agreements, arrangements or understandings of any nature among our Sponsor and UYSC, or UYSC’s officers, directors, or affiliates with respect to determining whether to proceed with a deSPAC transaction. Such determination is solely within the discretion of UYSC Board.

The Business Combination is not structured to require the approval of at least a majority of unaffiliated shareholders of UYSC. No unaffiliated representative has been retained by a majority of the directors who are not employees of UYSC to act solely on behalf of the unaffiliated shareholders of UYSC for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination.

In approving the Business Combination, the UYSC Board discussed the valuation of Isdera Group. The Board reviewed Isdera Group’s financial performance, future projections, industry and market trends, and the valuation of comparable companies. Additionally, the Board evaluated the valuation analysis and comparison presented in the preliminary draft of the fairness opinion provided by KKG. The Board also considered the potential dilution of non-redeeming shareholders, including the dilution resulting from Isdera Group Shareholders and other dilution, as detailed in this proxy statement/prospectus. See “Questions and Answers About the Business Combination and the Extraordinary General Meeting — Will I experience dilution as a result of the Business Combination?” With respect to the transaction terms, the combined company will issue up to 92,000,000 PubCo Ordinary Shares to Isdera Group Shareholders as part of the current consideration in the Business Combination. This consideration was based on the financial projections provided by Isdera Group’s management and supported by the preliminary draft fairness opinion from KKG.

In reaching its decision regarding the Business Combination, the UYSC Board considered the views of UYSC’s management regarding the opportunity represented by the proposed transaction and assessed the materials and information provided by Isdera Group. UYSC’s management presented its due diligence to the Board, which included, but was not limited to:

●	Review of Isdera Group’s draft financial statements for the fiscal years ended 2025, 2024 and 2023.

●	Review of Isdera Group’s financial statements for the fiscal year ended March 31, 2026.

●	Review of the preliminary draft of the fairness opinion provided by KKG and subsequently, the Revised KKG Opinion, which is attached hereto as Exhibit 99.8 (for further details, see “Summary of the Opinion of KKG”).

●	Review of Isdera Group’s financial projections (for more details, refer to “Statement Regarding Unaudited Prospective Financial Information of Isdera Group”).

●	Review Isdera Group’s descriptions of its business operations.

●	Review of financial data for public companies comparable to Isdera Group.

●	Review of a due diligence information on key legal issues involved in the Business Combination, prepared by its legal advisors.

●	Review of Isdera Group’s corporate records, material agreements, employment agreements, tax documents, litigation matters, and other business-related materials.

●	Discussions with Isdera Group’s management.

●	Discussions with UYSC’s legal, financial and accounting advisors.

●	Review of the experience of Isdera Group’s management team.

●	Review of competitive landscape, industry outlook, and business model.

In evaluating the transaction with Isdera Group, the UYSC Board and management team consulted with its legal counsel, accounting advisors, and other consultants. In determining that the terms and conditions of the Merger Agreement, including the valuation adjustments made thereto in the First Amendment, and the transactions contemplated therein are in UYSC’s best interests, the Board considered and evaluated a range of factors, including, but not limited to, the factors discussed below. The draft financial statements, financial projections, and the preliminary draft of the fairness opinion provided by KKG offered the UYSC Board a quantitative analysis of Isdera Group’s valuation. The Board members engaged in detailed discussions regarding the financial stability, profitability, and growth potential of Isdera Group, including the benefits of transitioning Isdera Group to a public company. The Board also assessed the risks related to financing, industry market dynamics, and broader economic conditions that could affect Isdera Group’s performance and trends. The Board members sought clarification from UYSC management about the assumptions and methodologies underlying the preliminary draft of the fairness opinion before making their final determination. The financial projections of Isdera Group, the preliminary draft of the fairness opinion, business operation descriptions, due diligence review, and other relevant materials gave the Board insights into potential risks from financial, business, legal, and market perspectives. Given the number and breadth of factors considered, the UYSC Board did not consider it practicable to, and did not attempt to, quantify or assign relative weights to the specific factors in reaching its decision. Instead, the Board’s decision was based on all of the information available and the factors presented to and considered by the Board. Additionally, individual directors may have assigned different weights to different factors. The UYSC Board understood that future results may vary, including those disclosed or expected as discussed herein. This explanation of the Board’s reasons for the Business Combination and all other information in this section is forward-looking and should be considered in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The members of the UYSC Board are well qualified to evaluate the Business Combination with Isdera Group. The Board and management collectively possess extensive transactional experience. In addition to reviewing Isdera Group’s equity value and the consideration to be paid in connection with the proposed Business Combination, the UYSC Board considered the following reasons or made the following determinations, as applicable:

●	Isdera Group satisfies a number of acquisition criteria established by UYSC to evaluate prospective business combination targets. The UYSC Board reviewed Isdera Group’s business, history, prospects, credibility, and valuation, determining that Isdera Group meets several of the criteria and guidelines set forth during the IPO, including: (i) high growth markets and high growth industries; (ii) experienced management teams with a history of success; and (iii) significant and underexploited expansion opportunities in a niche sector, attractive risk-adjusted equity returns, and experienced and visionary management.

●	Favorable prospects for future growth. The information provided by both UYSC and Isdera Group’s management regarding (i) Isdera Group’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic goals; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within Isdera Group’s industry.

●	Strong management team with a proven history of innovation and execution. The UYSC Board also considered the prospective holdings in PubCo securities post-transaction by the executive management of Isdera Group as a result of his holdings of PubCo Class B Ordinary Shares, which carry ten (10) votes per share compared to one vote per share for Class A Ordinary Shares. Despite this, the UYSC Board did not alter its decision because (i) it recognized that similar dual-class share structures have been adopted by other public companies for the benefit of their founders; (ii) such shareholders will be subject to a lock-up period; (iii) upon Closing, such shareholders will remain subject to their fiduciary duties under Cayman Islands law and the Amended PubCo Articles; and (iv) the board reviewed their extensive professional and industry experience, as well as his long tenure with Isdera Group.

●	Best available opportunity. After a thorough review of other available business combination opportunities, the UYSC Board determined that the proposed Business Combination represents the best opportunity for UYSC. The Board believed that the process used to evaluate and assess other potential acquisition targets had not identified a better alternative.

●	Continued significant ownership by Isdera Group. The Board considered that Isdera Group’s current equity holders would receive a significant amount of PubCo Ordinary Shares in the proposed Business Combination, and that key shareholders and executives of Isdera Group are rolling over their existing equity interests into equity interests in PubCo.

●	Likelihood of Closing the business combination. The Board believes the transaction has a reasonable likelihood of Closing without issues under applicable antitrust and competition laws or regulatory challenges.

Specifically, the Board also considered certain of Isdera Group’s business related factors discussed below as supporting its decision to enter into the Merger Agreement and the related agreements and the transactions contemplated thereby:

●	Comprehensive and scalable business model. The Board assessed that Isdera Group’s business model appeared both scalable and adaptable to a broad range of factors, presenting a strong growth potential.

●	Rapidly growing market opportunity. The Board assessed China’s strong automobile industry characterized by rising consumer demand, and evolving preferences, and believed that Isdera Group is well-positioned to capture significant market share as the sector matures.

●	Robust client base and geographic reach. With a customer base spanning a vast provincial-level administrative regions, Isdera Group demonstrated an ability to tap into diverse markets.

●	Synergy with SPAC’s investment thesis. Isdera Group’s focus on innovative branding and design aligns with UYSC’s investment priorities. The Board concluded that merging with Isdera Group would provide an opportunity to capitalize on technological advancements and rapidly shifting consumer trends in the automobile sector.

●	Iconic Brand with Prominent Heritage. “Isdera” is a leading luxury car brand signifying deep culture, driving performance and engineering prowess.

●	Proprietary Next-Generation Technology Built on World-Class R&D Capabilities. Isdera Group strives to be a technological pioneer in the automotive industry within the next few years. Leveraging on this ambition, Isdera Group’s pioneering powertrain, design and engineering technologies, which development would be dependent on our third party suppliers, will be best placed to support its transformation.

●	Luxury Retailing Experience Model. Isdera Group strives to operate premium stores in high-footfall locations combined with customer tailored sales model to provide personalized and exclusive service to high end retail customers.

The UYSC Board also considered various uncertainties, risks and other potentially negative reasons associated with the Business Combination, including but not limited to:

●	Business risk: The potential that Isdera Group’s future financial performance may not meet expectations due to factors both within and outside of Isdera Group’s control, such as failure to innovate, attract and retain customers, secure adequate capital, or maintain a competitive edge in business of local life services solutions.

●	Industry risk: The possibility that adverse regulatory changes could significantly impact the industry in which Isdera Group operates.

●	Completion risk: The potential for the Business Combination not to occur, which could divert management’s focus and resources, potentially forcing UYSC to liquidate the trust account.

●	Redemption risk: The risk that Public Shareholders of UYSC may exercise their Redemption Rights, reducing the amount of cash available in the trust account.

●	Closing conditions: The fact that the Closing of the Business Combination is conditioned on satisfying certain closing conditions, many of which are beyond UYSC’s control.

●	Post-Closing corporate governance: The fact that post-Closing, Wenfang Song will control the voting power of all outstanding PubCo Class B Ordinary Shares. Given Wenfang Song’s voting power over the PubCo Ordinary Shares as described in this paragraph, he will effectively be able to nominate, appoint, and remove the entirety of PubCo Board. He will therefore have decisive influence over matters requiring shareholder approval by ordinary resolution and significant influence over matters requiring shareholder approval by special resolution, including significant corporate transactions, such as a merger or sale of PubCo or its assets.

●	Litigation risk: The risk of potential litigation challenging the Business Combination.

●	No Survival of Remedies for Breach of Representations, Warranties, or Covenants of Isdera Group: The Merger Agreement provides that UYSC will not have any surviving remedies against UYSC or its equity holders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of Isdera Group set forth in the Merger Agreement. As a result, UYSC shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Isdera Group prior to the Closing, whether determined before or after the Closing, without any ability to recover for the amount of any damages. The UYSC Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of Isdera Group will be, collectively, the majority equity holders in PubCo and therefore would bear a majority of any such losses.

●	Transaction Fees and Expenses Incurred by UYSC: The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on UYSC’s cash reserves and operating results if the Business Combination is not completed.

●	Negative Impact Resulting from the Announcement of the Business Combination: The possible negative effect of the Business Combination and public announcement of the Business Combination of UYSC’s financial performance, operating results, and share price.

●	Other Risks: Other factors that the UYSC Board deemed relevant, including various other risks associated with the Business Combination, UYSC’s business, and Isdera Group’s business as described under “Risk Factors.”

While the UYSC Board considered both potential positive and negative factors, the Board concluded that, overall, the positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Board in its consideration of the Business Combination but includes the material positive factors and material negative factors considered by the Board in that regard. Based on the totality of the information presented, the Board collectively reached the decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the Board felt were appropriate.

Isdera Group

Board of Directors’ Reasons for the Approval of the Business Combination with UYSC

In approving the Business Combination Agreement and recommending the transactions to Isdera Group’s shareholders, the Isdera Group’s board of directors (“Board of Directors”) focused on practical benefits of becoming a publicly listed company through a combination with UYSC. The Isdera Group Board did not assign relative weights to the factors below and reached its determination based on the total mix of information considered during its deliberations.

Access to Capital and Financial Flexibility

The Isdera Group Board believes a Nasdaq listing will improve the Company’s ability to raise equity and, over time, access lower-cost debt to fund engineering, tooling, composite manufacturing capacity and go-to-market initiatives. Public equity also provides an acquisition and partnership currency and may support vendor and customer financing structures. While the cash available at Closing depends on redemptions and market conditions, the Isdera Group Board concluded that a public company platform gives Isdera Group broader and more repeatable options to finance growth than remaining private.

Global Expansion and Commercial Reach

A U.S. listing is expected to enhance credibility with international customers, channel partners and suppliers, support multi-region homologation and certification programs, and facilitate entry into priority markets. The Isdera Group Board considered management’s plan to of future business as carbon-fiber components and engineering services and concluded that public-company status should accelerate these commercial objectives.

Leverage of Management Experience and Operating Plan

The Isdera Group Board reviewed management’s staged operating plan from validation builds and yield improvement in composites to low-rate assembly and customer deliveries and determined that the transaction aligns with the team’s execution cadence. The Isdera Group Board expects that a listed-company platform, together with a defined governance structure, will help management sequence investments, enforce milestone discipline and communicate progress to stakeholders.

Talent Acquisition and Retention

The Isdera Group Board expects that public-company visibility and the availability of market-based equity incentives will strengthen recruitment and retention across critical functions such as composites process engineering, vehicle integration, supply chain, quality and field service. The ability to offer liquid equity and structured long-term incentives is viewed as a competitive advantage in attracting senior technical and operational leaders.

Brand, Customer Trust and Supplier Relationships

The Isdera Group Board believes that enhanced transparency, disclosure and independent oversight associated with a U.S. listing will reinforce brand credibility in a category where craftsmanship, quality and safety are decisive. Public-company status is also expected to deepen strategic relationships with key suppliers and enterprise customers by enabling multi-year agreements and co-development programs.

Governance and Operating Discipline

The Business Combination includes a public-company governance framework such as independent directors and functioning audit, compensation, and nominating and corporate governance committees and is expected to drive stronger internal controls, data integrity and risk management. The Isdera Group Board views these disciplines as supportive of reliable execution and long-term value creation.

Alternatives Considered

The Isdera Group Board evaluated remaining private and pursuing additional private financings, a later traditional initial public offering, and narrower strategic partnerships. In the Isdera Group Board’s judgment, these alternatives presented greater execution risk, longer timing to a listing, and less flexible access to growth capital when compared to the proposed transaction with UYSC.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) UYSC and its affiliates, (ii) the Sponsor and its affiliates, (iii) Isdera Group Board and its affiliates, and (iv) the unaffiliated security holders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

Benefits and Detriments of the Business Combination to UYSC

UYSC and its affiliates. For UYSC, the Business Combination represents the opportunity to complete the purpose for which it was formed. A only potential detriment to UYSC of the Business Combination is the opportunity cost-that by consummating the Business Combination, UYSC is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to UYSC than Isdera Group. However, UYSC board considered the benefits of the transaction with Isdera Group and determined such transaction was the best transaction available to it at such time.

Sponsor and their affiliates. For the Sponsor, the principal material benefit represented by the Business Combination is that unless the Business Combination (or another initial business combination transaction) is consummated by UYSC prior to the completion window, the Sponsor will lose their entire $[ ] investment in UYSC, which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Proposal No. 2. — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” and “Summary of the Proxy Statement/Prospectus — Conflicts of Interest.” The detriment is that UYSC could potentially have found a target that may have a more optimal risk/return profile than Isdera Group. In this case, UYSC, its shareholders and affiliates would stand to benefit more than in the business combination with Isdera Group.

Unaffiliated security holders. For the Public Shareholders of UYSC, the Business Combination represents the opportunity to participate in the growth of a company such as Isdera Group that was chosen by the management of UYSC as an acquisition target in an initial business combination (which was UYSC’s original purpose). If the market was to recognize the valuation and potential of Isdera Group, the stock price may be expected to increase from the trust level of approximately $[    ] per share which will benefit the shareholders. For non-redeeming shareholders the risk is that the market will not support the valuation of Isdera Group either as a result of the general market downturn or risks specific to Isdera Group. In this case, the stock price may be reasonably expected to trade below the trust value of approximately $[    ]. If this scenario were to materialize, the Public Shareholders would have been better off redeeming rather than holding the stock post Business Combination. Further, another potential detriment to the Public Shareholders of the Business Combination is the dilution of their ownership stake in the combined business from approximately [ ]% of UYSC prior to the Business Combination to between approximately [ ]% (assuming no redemption of UYSC Ordinary Shares by Public Shareholders) and approximately [ ]% (assuming redemption of 100% of the UYSC Ordinary Shares by Public Shareholders).

Benefits and Detriments of the Business Combination to Isdera Group

Enhanced Access to Capital and Financial Flexibility

The Business Combination is expected to provide Isdera Group with a U.S. public company platform that broadens long-term access to capital. A Nasdaq listing may improve the Company’s ability to raise primary equity and, over time, access lower-cost debt or structured financing to fund engineering validation, tooling and equipment for composite manufacturing, low-rate assembly capacity and early customer support. Public equity can also serve as acquisition and partnership currency, enabling the Company to pursue targeted technology in-licensing, joint ventures and selective bolt-on capabilities that would be more difficult to finance on a purely private basis. The Isdera Group Board believes a listed platform offers more repeatable and scalable financing options than remaining private.

Greater Global Credibility and Commercial Reach

A U.S. listing is expected to strengthen Isdera Group’s credibility with international customers, suppliers and distribution partners, which is especially relevant for vehicles and advanced composite components where trust, quality and safety are decisive. Public-company transparency and disclosure standards can help the Company secure multi-year supply arrangements, participate in enterprise-grade RFPs and progress homologation and certification programs across priority regions. Management’s commercial plan, pairing a high-touch direct model for vehicles with programs in carbon-fiber modules and engineering services, which should benefit from improved brand visibility and counterparties’ comfort with a listed counterparty.

Operating Discipline, Governance and Readiness to Scale

Transitioning to public-company status is expected to reinforce operating discipline through independent board oversight, functioning audit, compensation and governance committees, and more rigorous internal controls over financial reporting and disclosure. These structures can sharpen milestone management across composites yield improvement, tooling readiness, validation builds and low-rate assembly, while improving cross-functional accountability in supply chain, quality and field service.

Talent Acquisition, Retention and Culture

Public company visibility and long-term equity incentives are expected to strengthen the Company’s ability to recruit and retain senior leaders and scarce technical talent in composites process engineering, vehicle integration, software/controls, supply chain and quality. The availability of liquid equity and structured incentive plans can differentiate Isdera Group in a competitive labor market and help align key contributors with long-term value creation.

Brand Building and Ecosystem Partnerships

Operating as a listed company is expected to enhance brand recognition and customer trust in a niche where craftsmanship and engineering credibility are paramount. This visibility can accelerate ecosystem partnerships, including co-development with technology suppliers, tier-one collaborations in advanced materials and performance systems, and experiential marketing with premier events and venues. Over time, stronger brand equity may support pricing power for limited-series vehicles.

Detriments and Challenges of the Business Combination to Isdera Group

Uncertain Net Proceeds and Market Volatility

Cash available at Closing will depend on UYSC shareholder redemptions and prevailing market conditions, which may reduce net proceeds versus headline trust amounts and could necessitate supplemental financing. Volatility in equity markets, particularly for early-stage mobility and technology issuers, may affect trading performance, the timing and cost of future capital raises and the Isdera Group ability to use equity as a currency.

Increased Costs, Compliance Burden and Management Distraction

Becoming and remaining a U.S. public company will materially increase recurring costs and organizational complexity, including expenses for audit, legal, investor relations, listing fees, D&O insurance and internal control systems. Management time and attention will be required to maintain regulated processes, respond to SEC and exchange obligations and support regular public disclosures, which may divert resources from product, engineering and commercial execution during periods of intense scaling.

Execution Risk in Scaling Hand-Built Vehicles and Advanced Composites

Isdera Group’s operating plan requires disciplined execution in areas that are inherently complex and capital-intensive, including composites yield improvement, tooling robustness, surface-quality consistency, supplier readiness and field-service set-up. Deviations in materials lead times, yields or external processing can affect unit costs, delivery timing and customer experience. As the Isdera Group ramps low-rate assembly, any shortfall against planned milestones could impact brand perception and increase working-capital intensity.

Regulatory, Certification and Cross-Border Complexity

Isdera Group must progress homologation and certification activities to support on-road use in target jurisdictions, and must maintain compliance with evolving regulatory regimes, including data, cybersecurity, export controls and archival/records requirements applicable to cross-border issuers. These processes can be time-consuming, resource-intensive and subject to changes in law or policy that introduce uncertainty into program timing and cost.

Dilution, Dual-Class Perception and Trading Dynamics

Issuance of PubCo equity as merger consideration and any future primary or secondary offerings will dilute existing holders. The Company’s contemplated dual-class voting structure concentrates voting power with certain holders and may be viewed unfavorably by some investors or index providers, which could influence index eligibility, passive flows and trading liquidity. Short-term trading volatility typical of de-SPAC issuers may impact investor sentiment independent of operational progress.

Litigation and Transaction-Related Risks

SPAC business combinations can attract stockholder litigation and regulatory scrutiny, which may lead to incremental costs, management distraction and potential contingent liabilities. While the Isdera Group intends to manage these risks through robust disclosure, governance and compliance practices, such matters can still arise and affect timing or public perception.

Financial Implications

See “Unaudited Pro Forma Condensed Combined Financial Information.”

Vote Required for Approval

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the majority of the UYSC Ordinary Shares as of the Record Date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the SPAC Merger Proposal. It is important for you to note that in the event that either of the SPAC Merger Proposal or the Acquisition Merger Proposal is not approved, then UYSC will not consummate the Business Combination.

The Initial Shareholders have agreed to vote any UYSC Ordinary Shares owned by them in favor of the Acquisition Merger Proposal. The Acquisition Merger Proposal is not structured so that approval of at least a majority of unaffiliated UYSC shareholders is required. No unaffiliated representative has been retained to act solely on behalf of the UYSC shareholders for purposes of negotiating the terms of the Merger Agreement on their behalf and/or preparing a report concerning the approval of the Business Combination.

Recommendation of the Board

After careful consideration, the Board determined that the Acquisition Merger forming part of the Business Combination with Isdera Group is in the best interests of UYSC and its shareholders. On the basis of the foregoing, the Board has approved and declared advisable the Business Combination with Isdera Group and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal.

The existence of financial and personal interests of one or more of UYSC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of UYSC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, UYSC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Summary of the Proxy statement/Prospectus — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 3:

THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that, for purposes of complying with the applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 100,715,607 class A ordinary shares of Isdera Inc of a par value of US$0.0001 each in connection with the Business Combination be approved and authorized in all respects.”

Reasons for the Nasdaq Proposal

In consideration of the Acquisition Merger, PubCo will issue up to 100,715,607 PubCo Ordinary Shares in connection with the Transactions with a deemed price per share US$10.00 in connection with the Business Combination. Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of UYSC, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, up to an aggregate of 100,715,607 PubCo Ordinary Shares may be issued in connection with the Business Combination.

The issuance of the PubCo Ordinary Shares in the Business Combination transaction as described above would result in significant dilution to our shareholders, and result in our shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the combined company.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, UYSC would be in violation of Nasdaq Listing Rule 5635(a) and (b), which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Further it is a condition to the obligations of UYSC and the Isdera Group to close the Business Combination that our ordinary shares remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of a majority of the UYSC Ordinary Shares represented in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

This Proposal is conditioned upon the approval of the SPAC Merger Proposal and the Acquisition Merger Proposal. If the SPAC Merger Proposal and the Acquisition Merger Proposal are not approved, Proposal No. 3 will have no effect even if approved by our shareholders.

The Initial Shareholders intend to vote any UYSC Ordinary Shares owned by them in favor of the Nasdaq Proposal.

Board Recommendation

The Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

The existence of financial and personal interests of one or more of UYSC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of UYSC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, UYSC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Summary of the Proxy statement/Prospectus — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 4:

THE PubCo Charter PROPOSAL

Overview

We are asking our shareholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Proposed PubCo Charter, which will be adopted by PubCo upon the effective time of the SPAC Merger. The PubCo Charter Proposal is being presented in accordance with SEC guidance and will be voted on an advisory basis. The vote on the PubCo Charter Proposal is not binding. The PubCo Charter Proposal, if approved, will approve the following material differences between the Current Charter and the PubCo Amended and Restated Memorandum and Articles of Association to be in effect following the Business Combination:

●	the name of the new public entity will be “Isdera Inc” as opposed to “UY Scuti Acquisition Corp.”;

●	the PubCo Amended and Restated Memorandum and Articles of Association will authorize share capital of US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of a par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of US$0.0001 each, as opposed to UYSC having an authorized share capital of US$50,000.00 divided into 490,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001;

●	PubCo’s corporate existence is perpetual as opposed to UYSC’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

●	the PubCo Amended and Restated Memorandum and Articles of Association does not include the various provisions applicable only to special purpose acquisition corporations that the Current Charter contains.

Reason for the PubCo Charter Proposal

In the judgment of UYSC Board, the PubCo Charter Proposal is desirable for the following reasons:

●	The name of the new public entity is desirable to reflect the Business Combination with Isdera Group and the combined business going forward.

●	The authorized share capital complies with the Cayman Islands laws and it is desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

●	the provisions that relate to the operation of UYSC as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Each PubCo Class A Ordinary Share is entitled to one vote and each PubCo Class B Ordinary Share is entitled to ten (10) votes. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination. For a fuller comparison of the Current Charter and the PubCo Amended and Restated Memorandum and Articles of Association, see “Comparison of Shareholders’ Rights.”

The approval of the PubCo Charter Proposal is a condition to the adoption of the SPAC Merger Proposal and vice versa. Accordingly, if the SPAC Merger Proposal is not approved, the PubCo Charter Proposal will not be presented at the extraordinary general meeting.

A copy of the PubCo Amended and Restated Memorandum and Articles of Association, as will be in effect assuming approval of the PubCo Charter Proposal and upon consummation of the Transactions, is attached to this proxy statement/prospectus as Annex B.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that the following material differences between the current memorandum and articles of association of UYSC and the proposed memorandum and articles of association of PubCo (the “Proposed PubCo Charter”) to be in effect following the Business Combination be approved in all respects:

●	the name of the new public entity will be “Isdera Inc” as opposed to “UY Scuti Acquisition Corp.”;

●	the Proposed PubCo Charter will authorize an increased share capital of 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of a par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of $0.0001 each;

●	PubCo’s corporate existence is perpetual as opposed to UYSC’s corporate existence terminating if a business combination is not consummated within a specified period of time; and

●	the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Current Charter contains.

Vote Required for Approval

The PubCo Charter Proposal, assuming that a quorum is present at the Extraordinary General Meeting, will be approved only if holders of at least two-thirds of the issued and outstanding Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting vote “FOR” each of the PubCo Charter Proposal. Accordingly, a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy, a broker non-vote or an abstention have no effect on the PubCo Charter Proposal.

The Business Combination is not conditioned on the separate approval of the PubCo Charter Proposal. Accordingly, the PubCo Amended and Restated Memorandum and Articles of Association will be the charter of the combined company upon consummation of the Business Combination upon passing of the PubCo Charter Proposal.

The Initial Shareholders intend to vote any UYSC Ordinary Shares owned by them in favor of the PubCo Charter Proposal.

Board Recommendation

The Board recommends a vote “FOR” adoption of the PubCo Charter Proposal.

The existence of financial and personal interests of one or more UYSC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of UYSC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, UYSC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a shareholder. See “Summary of the Proxy statement/Prospectus — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 5:

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to UYSC’s shareholders in the event that based upon the tabulated vote at the time of the Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal or the Acquisition Merger Proposal. In no event will the UYSC Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Current Charter and the law of the Cayman Islands.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting as necessary, including without limitation (a) to permit further solicitation and vote of proxies in the event UYSC does not receive the requisite shareholder vote to approve any of the other Proposals; (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to shareholders of UYSC; or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by UYSC’s shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, and the PubCo Charter Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by the end of the Combination Period or the Paid Combination Period, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the SPAC Merger, the Acquisition Merger, the Nasdaq Proposal, or the PubCo Charter Proposal, the Board may adjourn the Extraordinary General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will UYSC seek adjournment which would result in soliciting of proxies, having a shareholder vote, or otherwise consummating a business combination after April 1, 2027 (assuming the business combination period is extend in full in accordance with UYSC’s Current Charter).

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the UYSC Ordinary Shares as of the Record Date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

The Initial Shareholders intend to vote any UYSC Ordinary Shares owned by them in favor of the Adjournment Proposal.

Recommendation of the Board

The UYSC Board recommends a vote “FOR” adoption of the Adjournment Proposal.

industry overview

Industry Overview

Isdera Group operates in the global supercar industry. Isdera Group is a design-led and engineering-driven automotive design company aiming to develop into a manufacturer of ultra-low-volume, handcrafted supercars supported by an adjacent composites and engineering services business.

The global supercar market comprises of designers and manufacturers that produce limited-volume, high-performance vehicles characterized by advanced engineering, bespoke craftsmanship, and premium pricing. Participants in the ecosystem range from established “series” luxury-sports brands with multi-model portfolios to niche, boutique makers producing highly customized cars. Demand is driven by collectors and enthusiasts who value exclusivity, design, performance credentials, and brand heritage, with purchasing decisions influenced by personalization options, after-sales support, and expected residual values. Distribution typically combines direct client engagement with select retail partners, and allocation strategies are used to manage scarcity and protect brand positioning.

Competition is shaped by technological capabilities, supply-chain reliability for specialized components, and the ability to meet safety and regulatory requirements across markets. Industry dynamics continue to evolve as electrified powertrains and lightweight materials migrate into limited-series production, elevating the importance of software integration, battery and thermal management, and visible-quality standards for composite components. New market entrants face barriers related to homologation, quality assurance, service coverage, and brand recognition, while incumbents leverage established reputation, repeat customers, and engineering depth. Within this context, we believe success is mostly determined by consistent execution in product development, compliance, manufacturing quality, and the lifecycle of ownership experience.

Market Trends

●	Rising global wealth and a stable base of high-net-worth buyers. The global number of millionaires and their total wealth both increased in 2024, with the United States accounting for nearly 40% of the world’s millionaires and Greater China remaining a key region. In 2024, more than 379,000 individuals became new U.S. dollar millionaires, over 1,000 per day.[1]

●	Luxury and super-sports brands continue to post high shipments. In 2024, according to publicly reported company data on the official websites of Ferrari and Lamborghini, Ferrari delivered 13,752 vehicles (an increase of approximately 0.7% year over year), and Lamborghini delivered 10,687 vehicles, representing a new annual record.[2]

1	UBS, Global Wealth Report 2025: Wealth growth accelerated in 2024 (https://www.ubs.com/global/en/media/display-page-ndp/en-20250618-gwr-2025.html?utm_source)
2	Official Website of Ferrari, February 4, 2025, “Anthony Year of Strong Performance, All 2024 Targets Exceeded. Further Growth in 2025.” (see https://cdn.ferrari.com/cms/network/media/pdf/2025_02_04%20-%20Ferrari%20FY%202024%20Results%20Press%20Release.pdf); also see Official Website of Lamborghini, Jan. 9, 2025, “Lamborghini Celebrates A Record Year with 10,687 Cars Delivered” (see https://www.lamborghini.com/en-en/news/lamborghini-celebrates-a-record-year-with-10687-cars-delivered).

Electrification and Performance Technology

Electric vehicle (“EV”) adoption keeps rising globally. According to the International Energy Agency (“IEA”), electric car sales exceeded 17 million in 2024, accounting for over 20% of new-car sales worldwide, and in China EV sales accounted for nearly half of all new-car purchases. 3We believe EV adoption is raising to a variety of factors, including but not limited to the following:

●	Battery costs have fallen sharply. According to BloombergNEF’s 2024 survey, lithium-ion battery pack prices dropped 20% from 2023 to a record low of $115 per kilowatt-hour. Bloomberg further reports that the factors driving the decline in prices include cell manufacturing overcapacity, economies of scale, low metal and component prices, adoption of lower-cost lithium-iron-phosphate (LFP) batteries, and a slowdown in EV sales growth. This figure represents a global average, with prices varying widely across different countries and application areas.

●	Battery EV lithium-ion battery packs for performance applications are reaching key thresholds. The IEA notes that in 2024, the average price of EV lithium-ion battery packs fell below $100 per kilowatt-hour, which represents a milestone long associated with cost parity potential.[4] We anticipate that these industry trends are positive and will benefit high-performance electrified supercars by enabling higher power density, better thermal control, and reduced mass which are all critical to repeatable track performance and range.

●	Expansion of Carbon-fiber and lightweight materials. The automotive composites are expanding. CompositesWorld, a news media outlet, reported that according to Mordor Intelligence, a market researcher based out of India, the automotive composites market is estimated to reach $10.06 billion in 2025, with its growth expected to reach $17.72 billion by 2030 at a compound annual growth rate of 12% during the forecast period between 2025 until 2023, as original equipment manufacturers (“OEMs”) pursue weight savings and higher efficiency.[5] The Advanced Carbons Council’s 2025 report, which provided an industry trade analysis, highlights continued capacity additions and demand growth across aerospace and mobility, supporting supply for structural and visible-aero auto parts.[6] A carbon-fiber reinforced polymer (“CFRP”) design aligns with market dynamics favoring lightweight and premium finish, particularly in the ultra-low-volume segment where autoclave prepreg and resin transfer molding (“RTM”) methods are economical relative to tooling for mass-production metals.

Market Structure and Competition

The global supercar market consists of a range of manufacturers that vary significantly in scale and production volume. At one end of the spectrum there are “series luxury sports” manufacturers, such as Ferrari and Lamborghini, which each produces approximately 10,000 to 14,000 units per year across multiple model lines.7 At the other end of the spectrum, there are niche or boutique manufacturers, such as Pagani, which produce only a limited number, i.e., approximately 40, of highly customized vehicles each year.8 We expect electrification to remain uneven in the super-sports segment as OEMs balance performance, weight, sound, feel, and range. Even as overall EV share grows, some incumbents, such as Ferrari, are pacing EV supercar launches more cautiously due to technology and brand-positioning considerations.9

3	International Energy Agency, Global EV Outlook 2025 Executive Summary (https://www.iea.org/reports/global-ev-outlook-2025/executive-summary); also see BloombergNEF, Lithium-Ion Battery Pack Prices See Largest Drop Since 2017, Falling to $115 per Kilowatt-Hour(https://about.bnef.com/insights/commodities/lithium-ion-battery-pack-prices-see-largest-drop-since-2017-falling-to-115-per-kilowatt-hour-bloombergnef/; also see https://renewablesnow.com/news/lithium-ion-battery-prices-drop-to-usd-115-per-kwh-in-2024-bnef-1267952/).
4	International Energy Agency, March 5, 2025, “The Battery Industry Has Entered a New Phase” (see, https://www.iea.org/commentaries/the-battery-industry-has-entered-a-new-phase).
5	CompositesWorld, July 21, 2025, “Composites end Markets: Automotive” (2025), (https://www.compositesworld.com/articles/composites-end-markets-automotive-2025?utm).
6	CompositesWorld, June 10, 2025, News Brief on ACC Report (see https://www.compositesworld.com/news/advanced-carbons-council-releases-carbon-fiber-market-report).
7	Official Website of Ferrari, February 4, 2025, “Anthony Year of Strong Performance, All 2024 Targets Exceeded. Further Growth in 2025.” (see https://cdn.ferrari.com/cms/network/media/pdf/2025_02_04%20-%20Ferrari%20FY%202024%20Results%20Press%20Release.pdf); also see Official Website of Lamborghini, Jan. 9, 2025, “Lamborghini Celebrates A Record Year with 10,687 Cars Delivered” (see https://www.lamborghini.com/en-en/news/lamborghini-celebrates-a-record-year-with-10687-cars-delivered).
8	BBC Top Gear, Sept. 23, 2022, “The Beginner’s Guide to Pagani” (see https://www.topgear.com/car-news/top-gear-advice/beginners-guide-pagani).
9	Financial Times, Oct. 2023, “Ferrari Halves EV Targets as Profit Guidance Disappoints” (see https://www.ft.com/content/1e377c3d-162a-4e12-8a3f-534815ad915a).

Supply Chain and Cost Environment

According to the IEA’s Global EV Outlook 2025, the global average battery pack price declined in 2024 compared to 2023, easing overall electrification costs.10 In addition, the IEA reports that per-kilowatt-hour battery pack prices vary by application. For instance, in 2024, plug-in hybrid electric-car packs cost more than three times as much per kWh as battery-electric-car packs because of their smaller size and greater power requirements. 11

CFRP supply remains concentrated among a small set of fiber and prepreg producers, a structural feature that supports quality but also exposes niche makers to lead-time volatility. Industry analysts point to incremental capacity additions and process innovation aimed at automotive adoption.12

Implications for Our Strategy

●	Low-volume, high-specification production. Demand in the supercar segment continues to favor exclusivity and personalization. Isdera Group’s focus on limited-run, high-specification vehicles aligns with customer preferences for rarity, bespoke design, and craftsmanship.

Electrification and lightweighting. Broader market trends toward electrification, including the increasing market share of EV and the continued decline in battery costs, are expected to enhance the feasibility of high-performance electric and hybrid supercars. Isdera Group’s expertise in composite lightweighting is intended to mitigate battery-pack mass while maintaining performance targets.

Global manufacturing and sourcing efficiencies. Isdera Group expects that leveraging China-based sourcing and manufacturing capabilities can reduce production costs and lead times. At the same time, maintaining engineering and development operations in Europe and the United Kingdom provides access to specialized automotive talent and preserves brand credibility in established performance-car markets.

Isdera Group believes that the global market continues to demonstrate sufficient demand from high-net-worth collectors, particularly in the United States, China, and the Middle East, to support limited-production, high-priced supercars. As EVs have entered the market and became more widely used in recent years and battery costs have declined, high-performance electric models have become increasingly viable. In parallel, the use of carbon-fiber components to reduce vehicle weight has become more prevalent, aligning with Isdera Group’s focus on composite-intensive designs.

Regulatory frameworks in the European Union, the United Kingdom, and the United States provide feasible pathways for low-volume vehicle type approvals, provided that applicable safety and quality standards are met. Isdera Group believes that a manufacturing base leveraging China’s cost efficiencies, combined with European engineering expertise, can reduce both production costs and lead times while maintaining brand credibility.

While the market opportunity is significant, Isdera Group recognizes that success will depend on disciplined execution, including establishment of a reliable supplier network, consistent production of high-quality visible-carbon components, adherence to homologation requirements, prudent allocation strategies to preserve residual values, and the availability of sufficient capital to achieve stable series production.

10	International Energy Agency, Global EV Outlook 2025, “Trends in Electric Car Affordability” (see https://www.iea.org/reports/global-ev-outlook-2025/trends-in-electric-car-affordability).
11	International Energy Agency, Global EV Outlook 2025, “Electric Vehicle Batteries” (see https://www.iea.org/reports/global-ev-outlook-2025/electric-vehicle-batteries).
12	CompositesWorld, June 10, 2025, News Brief on ACC Report (see https://www.compositesworld.com/news/advanced-carbons-council-releases-carbon-fiber-market-report); see also https://www.compositesworld.com/articles/composites-end-markets-automotive-2025; https://www.compositesworld.com/news/advanced-carbons-council-releases-carbon-fiber-market-report).

BUSINESS OF Isdera group

Unless the context requires otherwise, all references in this section to “Isdera Group,” the “Company,” “we,” “us” or “our” refers to Isdera Group and its subsidiaries prior to the consummation of the Business Combination.

Business of Isdera Group Limited

Overview

Isdera Group is a design-led and engineering-driven automotive design company aiming to develop into a manufacturer of ultra-low-volume, handcrafted supercars supported by an adjacent composites and engineering services business. Our mission is to build a limited-series of collectible supercars that combine iconic design and racing-grade performance with modern lightweight materials and electrified powertrains.

Isdera Group operates an asset-light model centered on in-house vehicle design and engineering, leveraging third-party suppliers for carbon-fiber body and component production and other critical systems. Based on the needs of collectors, we aim to simultaneously develop cutting-edge electric supercars and release high-performance combustion engine supercars to meet the needs of different enthusiasts.

Isdera Group believes it is well-positioned to capture a market opportunity driven by the growing number of high-net-worth individuals and the supercar industry’s transition towards electrification. Isdera Group seeks to leverage the historical craftsmanship and design heritage of the legendary German marque “ISDERA,” integrating these traditions with leading electric and advanced material technologies, to build a next-generation supercar brand and establish its position within this niche market.

We have developed an engineering prototype for L’Aquila while it has not yet launched any production models. To date, Isdera Group has not generated any revenue from vehicle sales, engineering services or the sale of composite components. However, we are establishing and intend to implement a detailed and structured plan to gradually increase production for the market launch of our first two vehicle models, which are scheduled for rollout in 2026 and 2027.

Our long-term growth model anticipates that supercar sales will become its primary revenue stream, complemented by revenue from the sale of carbon-fiber components and engineering services. Isdera Group’s multi-source revenue plan includes supercar sales, engineering services, “supercar experiences,” and derivative carbon-fiber products, with supercar sales expected to be the main contributor to near-term revenue prior to the expansion of other business lines.

Managed by a team of experienced automotive professionals, Isdera Group has quickly established itself as an engineering-driven automotive company with a strong focus on supercar design, performance and innovation. Since commencing operations, we have focused on research and development (“R&D”) of supercars and have sought to invest in our technical capabilities in designing such supercars, achieving a significant milestone in 2025 with the release of our first engineering prototype, the L’Aquila. As we have not yet released any production model of supercars, we have not generated any revenue for the fiscal years ended March 31, 2024 and 2025.

The implementation of Isdera Group’s business plans requires a high level of capital input. Currently, Isdera Group plans to finance their operations described within this proxy statement/prospectus through utilizing funds received through the Merger Agreement entered into with UYSC. Certain scenarios should be taken into consideration such as UYSC’s shareholders exercising their Redemption Rights, resulting in the decrease of cash within the Trust Account, which would substantially affect the amount of capital available for Isdera Group.

Market Opportunity

Based on Isdera Group’s management team’s evaluation, the small-batch supercar market category is characterized by annual production volume, typically below approximately 500 units, with a focus on artisanal assembly, limited editions, and high customization. The management team believes that the global small-batch supercar output is on the order of a few hundred cars per year, and average selling prices can exceed $1-2 million per unit, reflecting scarcity.

This specialized market segment is sustained by high-net-worth collectors in regions such as the Middle East, North America, and Europe, where purchasing motivations include brand heritage, rarity, and technical innovation in areas such as lightweight composites and advanced propulsion.

Key participants in this market segment include established boutique marques and newer entrants producing dozens, and in some cases only single digits of vehicles per year such as Pagani, Koenigsegg, Rimac and Pininfarina. These brands illustrate the appeal of the category and its demand characteristics: limited runs, lengthy waitlists, and collectors who prioritize specification personalization and craftsmanship.

The ultra-low-volume business model is inherently compatible with an asset-light manufacturing footprint, a high-mix and low-volume supplier base, and a concierge-style sales process. Within this framework, Isdera Group plans to: (i) stage product launches in limited series to shorten time-to-market and match capital outlays to demand; (ii) monetize its carbon-fiber and engineering tools across third-party programs while vehicle volumes are in development; and (iii) adopt a build-to-order strategy and selective allocations process to preserve residual values and brand equity.

The ISDERA Brand

ISDERA was founded in Germany in 1982 by designer engineer Eberhard Schulz, and the latter part of the name itself abbreviates Styling, Design and Racing.13 From 2021 to 2023, Yingzi Shanghai and its indirect minor shareholder Isdera AG entered into several agreements pursuant to which Isdera AG transferred several trademarks, including the “ISDERA” mark, to Yingzi Shanghai. Subsequently, in 2024, Yingzi Shanghai transferred these trademarks to Xinghui Technology. Yingzi Shanghai and Isdera AG are not part of the Isdera Group or any of the PRC Operating Entities. Xinghui Technology acquired the heritage German marque “ISDERA” and initiated a transition from heritage to modernization: aiming to preserve German craftsmanship and the marque’s design identity while revitalizing it with a modern R&D framework and a product roadmap spanning both electrified and combustion-based limited-series supercars.

The ISDERA brand represents Isdera Group’s customer proposition of supercars of timeless craftsmanship and future-ready innovation. In practice, this philosophy means build-to-order allocations, concierge configuration, and curated ownership experiences designed to protect brand equity and residual values while fostering a close community of owners.

Across both historical models and new prototypes, signature ISDERA elements include: (i) lightweight, aero-led forms aimed at high-speed stability, (ii) distinctive apertures and door mechanisms with clean, technical surfacing appropriate for visible carbon-fiber finishes, and (iii) driver-centric cabins with motorsport-inspired ergonomics and materials consistent with limited series craftsmanship.

Our business and prospects depend in part on maintaining and strengthening the ISDERA brand. Yingzi Shanghai was formerly a subsidiary of Xinghui Technology, in which Xinghui Technology held an 85% equity interest. On March 6, 2024, Xinghui Technology entered into a share transfer agreement with Suzhou Yunyangyan Automotive Technology Co., Ltd. (“Suzhou Yunyangyan”), an independent third party unaffiliated with Xinghui Technology, pursuant to which Xinghui Technology transferred its entire 85% equity interest in Yingzi Shanghai to Suzhou Yunyangyan. Such share transfer agreement became effective upon execution, and, as a result, Yingzi Shanghai ceased to be a subsidiary of Xinghui Technology as of March 6, 2024.

From 2021 to 2023, Yingzi Shanghai and Isdera AG, an indirect minor shareholder of Yingzi Shanghai, entered into several agreements pursuant to which Isdera AG transferred certain trademarks, including the “ISDERA” mark, to Yingzi Shanghai. Subsequently, on March 11, 2024, Xinghui Technology entered into a trademark transfer agreement with Yingzi Shanghai, pursuant to which, Xinghui Technology acquired from Yingzi Shanghai all trademarks then owned by Yingzi Shanghai, including the “ISDERA” mark. Therefore, we are entitled to use the “ISDERA” mark in connection with specified vehicles, parts, after-sales services, and certain related products.

Our Supercar Products

Our first two nameplates, L’Aquila and Andromeda, are planned as limited-series, composite-intensive performance vehicles that showcase our design language and engineering stack. These models will define Isdera Group’s launch lineup and are intended to anchor the brand. As of the date of this proxy statement/prospectus, we have released the engineering prototype of L’Aquila, and we intend to release the engineering prototype of Andromeda in 2026. Key performance specifications and series production volumes will be finalized during our internal validation process, which refers to our internal technical and operational testing phase. During this stage, we will verify, refine, and confirm that our prototypes meet performance, safety, quality, and manufacturability.

13	CarThrottle, “Isdera: The Unknown Company” (see https://www.carthrottle.com/news/isdera-unknown-company)

L’Aquila: Planned Flagship Road-Legal Hypercar

A summary of the planned specification for L’Aquila is provided below. Final statistics and series production volumes will be determined following our internal validation phrase.

L’Aquila — Key Technical Specifications
Category	Specification
Dimensions	Length × Width × Height: approx. 4,600 × 1,990 × 1,200 mm
Wheelbase: approx. 700 mm.
Performance (targets)	Max speed: 288 km/h
0–100 km/h: 2.8 s
Range (WLTP): approx. 500 km
Powertrain	Single rear drive motor
Max power: approx. 500 hp; Max torque: approx. 500 Nm
2-speed transmission
Chassis	Rear-engine* / rear-drive layout
Wishbone independent suspension
Ceramic ventilated brakes
Body	All carbon-fiber body (autoclave CFRP)
Lighting/Doors	Laser headlights
“Eagle Wing” doors

Andromeda: Planned Track-focused Derivative

Andromeda is positioned as a circuit-biased derivative emphasizing aero load and power-to-weight which may include a non-road-legal variant. A non-road-legal variant is a version of the vehicle optimized purely for performance and driving dynamics intended only for off road usage, such as driving on off-road tracks. The vehicle shares core carbon structure and e-drive philosophy with L’Aquila, such as aero, suspension, braking, and thermal systems tuned for repeatable lapping.

A summary of planned specification for Andromeda is provided below. Final statistics and series production volumes will be determined following validation phrase.

Andromeda — Key Technical Specifications
Category	Specification
Dimensions	Length × Width × Height: approx. 4,600 × 1,990 × 1,200 mm
Wheelbase: approx. 2,700 mm
Performance (targets)	Max speed: 310 km/h
0–100 km/h: 2.31 s
Powertrain	2.8L V8
Max power: approx. 500 hp; Max torque: approx. 310 Nm
2-speed transmission.
Chassis	Mid-engine (center-engine) rear-drive
Wishbone independent suspension
Ceramic ventilated brakes
Body	All carbon-fiber body (autoclave CFRP)
Lighting/Doors	Laser headlights
“Eagle Wing” doors

Isdera Group has developed a preliminary product release roadmap and corresponding release plan. Starting from 2026, and including the L’Aquila and Andromeda prototypes, we plan to introduce one or two new cars or derivative models each year. Production volumes for each model are expected to remain limited, generally not exceeding approximately 200 units, in order to meet collectors’ pursuit of scarcity. While we have not yet announced final selling price for its supercars, we expect prices to range between approximately USD 400,000 and USD 700,000, depending on power system as well as the level of customized configurations.

Technology Stack

Lightweight Composites

Lightweight design is a core aspect of Isdera Group’s vehicle performance and range targets. We design primary structures and body panels in carbon-fiber reinforced products (“CFRP”) using autoclave-cured prepreg and vacuum bagging. Autoclave processes provide tight control over heat and pressure to consolidate laminate plies, achieve high fiber-volume fraction, minimize voids, and deliver repeatable structural and Class-A surface quality are essential for supercar monocoques, closures, and aero components. Compared to metallic materials, CFRP offers higher specific strength and stiffness that enable lower mass for a given performance target.

Electric Drive and Battery Pack

Our electric propulsion strategy emphasizes modularity and serviceability for low-volume productions. We have developed a standardized “battery pack solution” concept including common module formats, serviceable sub-assemblies, and validated battery management system (“BMS”) and calibration sets that can be adapted to differing vehicle envelopes and performance goals without restarting the entire engineering stack each time. Isdera Group plans to pair high-specific-power motors with a rear-biased torque-vectoring system to enhance agility and traction during cornering, while adopting proven battery chemistries and thermal management approaches optimized for repeated high-load use.

Our Businesses

We plan to develop three mutually reinforcing businesses:

Supercars (core business, future primary revenue)

Limited-series vehicles including the L’Aquila and Andromeda nameplates, produced with a high content of autoclave CFRP and proprietary e-drive integration.

Both models are currently in the engineering phase. The L’Aquila engineering prototype has already been produced and is expected to launch a production model for sale in 2026. Andromeda is expected to complete its engineering prototype by the end of 2026, with a production model and sales in 2027. Both models are currently fuel-powered, but Isdera Group is also rapidly advancing the development of an electric supercar, with the planned launch of an electric engineering prototype by the end of 2026.

Revenue model

Isdera Group intends to adopt build-to-order with deposits, curated allocations, and personalization. We expect to collect orders from customers from various markets and channels, produce vehicles based on confirmed customer specifications, and deliver finished vehicles to customers. Deposits are expected to be collected upon order placement, with full payment due prior to delivery.

Final pricing has not yet been determined, but we expect average selling prices to reflect scarcity, materials, and hand craftsmanship. Isdera Group’s long-term margin objectives are expected to benefit from its composite vertical know-how, modular e-drive, and selective outsourcing of non-differentiating subsystems, while preserving control over brand-critical touchpoints such as design, structures and chassis tuning.

We have not generated any revenue from supercar sales for the fiscal years ended March 31, 2024 and 2025.

Engineering Services (future additional revenue)

Isdera Group plans to provide vehicle and subsystem engineering on a project basis to external OEMs, specialty vehicle firms, and mobility startups. The scope includes (i) concept and feasibility studies; (ii) vehicle architecture and structural design; (iii) EV conversion and powertrain integration; (iv) prototype build and test; and (v) low-volume series build support. Isdera Group leverages its engineering experience and technologies to standardized EV pack solutions and platform engineering capabilities consistent with this offering.

Revenue model

Isdera Group expects to charge service fee by both a time-and-materials pricing model and fixed-bid work pricing model and then Isdera Group would also receive milestone-based payments under both pricing models. A time-and-materials pricing model is when a customer pays Isdera Group based on the actual time spent and materials used whereas a fixed-bid pricing model is when Isdera Group agrees to deliver a defined scope of deliverables at a predetermined total price. As of the date of this prospectus, Isdera Group intends to rely on third party providers to design and manage any software code and complex hardware installed in its automobiles. However, in the future, if sufficient capital and talent is available, Isdera Group plans to develop its own internal software and collect potential downstream royalties or licensing income from reusable modules and software.

Carbon-Fiber Products (future additional revenue)

We plan to manufacture CFRP parts for third-party programs using autoclave prepreg processes, with quality and mechanical characteristics suitable for visible-aero and secondary structures. Our process control and autoclave know-how provide the necessary surface finish for top-coat paint and clear-coat applications with low rework rates, and laminate integrity appropriate for safety-relevant components when engineered to specification.

Revenue model

Isdera Group expects to sell build-to-print and build-to-spec components with tooling amortization recovered through unit pricing and/or non-recurring engineering charges.

Design and Engineering

We intend to employ an integrated development process spanning styling, aerodynamics, structures, powertrain, thermal, electrical/electronic, software/controls, and homologation. Isdera Group’s approach combines motorsport-grade simulation workflows with prototype vehicles and hardware-in-the-loop bench testing to remove risks of dynamic behaviors before first customer deliveries. Hardware-in-the-loop bench testing means testing real vehicle components on a laboratory simulator that replicates real-world driving conditions to ensure performance and safety before building or delivering actual vehicles.

We intend to adopt a carbon monocoque and bonded subframe strategy for stiffness and crash performance, with kinematics optimized for mechanical grip and tire temperature control. Isdera Group’s battery packaging prioritizes mass centralization and a low polar moment, while its high-heat path management systems are designed for the repeated deceleration and acceleration cycles common to track use.

Isdera Group plans to develop family architectures for core modules including battery module format, inverter control stack and vehicle state estimators to shorten time-to-market for derivatives and reduce validation scope through reuse. This means Isdera Group intends to create family architectures, i.e., standardized, reusable design frameworks for key electric-vehicle systems (battery packs, power electronics, and control algorithms), so that future models can be launched faster and more efficiently.

Supercar Manufacturing

Isdera Group pursues craftsmanship of customizable automobiles at a controlled scale: hand-built, limited-series supercars with a high content of advanced composites, assembled through gated prototype, pilot to series workflows. Our management team is focused on improving processes and workflows embedded in our composite body strategy, which are intended to reduce overall vehicle manufacturing time to within approximately 50 hours at steady state, based on our management team’s evaluation.

To execute its low-volume, craftsmanship-driven manufacturing model efficiently, Isdera Group is developing and implementing a network of facilities in China, the United Kingdom, and the United States, each serving a distinct role in product development and assembly.

Anqing, China: The Anqing plant currently functions as Isdera Group’s primary integration and manufacturing hub. The facility is expected to receive sub-assemblies such as drive units, battery packs, chassis modules and interiors; to perform carbon-fiber body structures assembly; to conduct final assembly; and to conduct end-of-line (“EOL”) testing, and pre-delivery inspections.

Taicang, China: The Taicang center currently functions as Isdera Group’s R&D and trial production site. The center performs concept development, prototype fabrication, and small-batch and try-out builds to de-risk series processes before handover to the Anqing plant for series preparation.

Bicester, UK: We plan to establish a United Kingdom center to be responsible for advanced engineering and production of supercar prototypes primarily for customers in Europe and North Africa. We expect that it will also provide prototype manufacturing and European engineering support, enabling “follow-the-sun” development cycles with China-based teams. The “follow-the-sun” concept is a project-management and engineering term that describes a 24-hour continuous workflow made possible by teams working in different time zones. We believe that locating production operations in the United Kingdom would allow it to better serve regional customers, strengthen relationships with suppliers, and facilitate collaboration and industry exchanges with other European supercar manufacturers.

As of the date of this proxy statement/prospectus, Isdera Group has not established a subsidiary or operating entity in the United Kingdom and is currently in the preparatory stage, including evaluating potential leased manufacturing sites and related infrastructure. Subject to the completion of the Business Combination and the availability of capital, the Company currently expects to commence production activities in the United Kingdom in or around 2027. We currently estimate that the initial capital required for the planned United Kingdom operations, including upfront operating costs, leased facilities, equipment and other fixed assets, will be approximately £2.0 million, although actual costs may vary.

California, U.S.: We plan to establish a customization hub in California, U.S. as the regional operations and customer customization center to serve customers in North America, which is expected to support customer customization, vehicle manufacturing and production activities, sales operations, and related after-sales services, including spare parts and servicing of our automobiles. Isdera Group believes that establishing a manufacturing presence in the United States would allow it to be closer to customers across North America and provide more efficient sales, delivery and customer support services throughout the region. In addition, as a company that intends to list on Nasdaq, we believe that establishing operations in the United States would enhance transparency and accessibility for U.S. investors.

As of the date of this proxy statement/prospectus, Isdera Group has not established a subsidiary or operating entity in the United States and is currently evaluating potential leased manufacturing locations. Subject to the completion of the Business Combination and other conditions, the Company currently expects to commence production activities in the United States in or around 2027. We currently estimate that the initial capital required for the planned United States operations, including upfront operating expenses, leased facilities, equipment and other fixed assets, will be approximately $3.0 million, although actual costs may differ.

Isdera Group plans to industrialize its proprietary modular vehicle platform, designed to support multiple configurations including internal combustion engine (“ICE”), plug-in hybrid, and battery electric vehicle (“EV”) variants, with wheelbases ranging from approximately 2,600 mm to 2,750 mm. Our electrified systems are designed to include 800V electrical architecture, a high-performance battery pack of composite shell and patent cooling plate, and e-drive power densities appropriate for ultra-low-volume supercars.

Supercar Build Sequence

Composite Body Structures: Carbon-fiber body shells and closures are planned to be produced in our composites line, then transferred to body fixtures for dimensional set. The bonding of structural modules and adhesive cure are expected to be controlled by time and temperature, with cure logs serialized to the vehicle identification number.

Chassis and Running Gear: This stage includes installing the suspension, subframes, steering system, and ventilated carbon-ceramic braking system, with all fasteners torqued to specification and recorded for traceability.

High-Voltage Integration: The high-voltage (“HV”) integration includes battery pack installation, HV harnessing, inverter/motor integration, and insulation and dielectric testing prior to vehicle power-up. A controlled E-stop and interlock validation will be followed up by 800V safety checks.

Interior and Trim: The interior, seats, glazing, lighting components, and visible-carbon finishes are assembled through a craftsmanship-driven process emphasizing precision fitment and surface quality.

Calibration and EOL: This process includes electronic control unit (“ECU”) flashing, inverter/vehicle control calibration, wheel alignment and corner weights, functional tests such as HV isolation and controller area networker (“CAN”) diagnostics, dyno and roller checks where appropriate, water-leak and noise, vibration, and harshness (“NVH”) audits, and road/track validation per lot.

At maturity, our planned global production capacity is expected to exceed 200 units/year, with the Anqing facility targeted for up to 100 units per year and the Taicang facility supporting trial/pilot builds. Series batches are scheduled to align supplier takt, paint booth availability for visible carbon finishes, and inspection bay throughput.

We intend to implement a low-volume control plan spanning incoming inspection, in-process controls which includes bondline gap, fastener torque and HV interlocks, and EOL audits. For composites, we plan to maintain detailed records of each curing cycle and retain sample test pieces from every production lot. Each part will undergo visual and tap-testing, and where required, ultrasonic inspection to verify structural integrity. Dimensional verification is intended to be performed against computer-aided design masters using laser trackers or coordinate measuring machine fixtures.

Supply Chain and Logistics: Isdera Group plans to operate an established solid supply chain spanning across its UK and China plants, plus overseas and Chinese suppliers and customization workshops. We plan to use flexible minimum order quantities, forecast collaboration, and special-process validation for composites and HV parts. After-sales logistics are planned to mirror our concierge model, with spare-parts availability via logistics centers and flying in-house technicians to support owners globally.

Carbon-Fiber Products Manufacturing

We plan to maintain a closed-loop carbon-fiber capability from design and engineering through production, enabling us to supply body structures and closures for our supercars and build-to-spec components for third-party customers. We plan to adopt multiple processes including RTM using double-piece molding, pre-wetted high-pressure fiber forming, hot-press molding, and precision computer numerical control cutting, which combined with advanced modular carbon-fiber manufacturing technology including single-shell body concepts designed to lower development cost and shorten cycle, with the integrated workflow reducing overall vehicle manufacturing time to within 50 hours. In addition, Isdera Group’s internal composites process documentation is planned to cover prepreg plus autoclave routes common in aerospace and ultra-luxury automotive, including cold-chain prepreg storage, vacuum bagging, controlled autoclave cure, and post-cure finishing for Class-A surfaces.

Isdera Group’s quality controls for carbon-fiber manufacturing are expected to include material certification, environmental controls during lay-up, cure-cycle recording with thermocouples and pressure logs, coupon testing per lot and dimensional inspection. The cosmetic-grade parts are intended to meet Class-A criteria before paint or clear-coat sign-off.

The Anqing carbon-fiber facility is planned to be integrated into our manufacturing hub and sized to support up to 100 supercars per year. Meanwhile, the facility is expected to support third-party carbon-fiber components production as a separate planned revenue stream. Mix management are designed to prioritize internal vehicle programs while allocating stable windows for external contracts to maintain yield and delivery performance.

Sourcing, Customization, and After-Sales Support

Our procurement is designed to leverage local sourcing for cost and performance on bespoke parts while maintaining relationships with European specialty suppliers that we intend to develop in the future for critical technologies where appropriate. We plan to integrate overseas customization workshops to localize customer options and post-delivery personalization and support owners with spare-parts logistics centers and flying technician teams for global service coverage.

Manufacturing Governance, Environmental, Health, and Safety Programs, and Continuous Improvement

Isdera Group is in the process of formalizing procedures covering special processes including composites, bonding and HV integration, tooling calibration, and EOL conformance. Isdera Group’s environmental, health, and safety programs address resins and solvents handling, autoclave safety, cold-chain prepreg storage, and HV system lock-out. Continuous improvement focuses on (i) yield (scrap and rework reduction), (ii) cycle-time compression (kit optimization and process parallelization), and (iii) cosmetic quality (surface prep and paint/clear-coat robustness).

Sales and Customer Experience

Our commercial model is designed to prioritize direct relationships with clients, concierge allocation, and a minimal number of brand studios as well as experience centers in key regions. This approach is consistent with the strategies adopted by several EV newcomers and ultra-luxury players. We plan to comply with local franchise and dealer laws where applicable, and plan to tailor our approach which are direct online sales, out-of-state delivery, or partnering with showrooms based on regional regulatory requirements and customer experience objectives. We will also promote our brand and products through various social media platforms to attract customers’ attention and invite them to our customer centers to experience our supercar products and ultimately convert them into our buyers.

To enhance our customer experience, we intend to deliver a white-glove ownership journey: (i) pre-allocation briefings and configuration sessions; (ii) factory handover or track-day delivery; (iii) global concierge service with flying technicians and curated partner service hubs; and (iv) brand-hosted “supercar experiences” such as track days and tours.

Competition

Isdera Group operates in a concentrated field of ultra-low-volume supercar makers where, we believe, brand equity, design, craftsmanship, performance, and ownership experience are primary determinants of success. In the EV supercar category, we benchmark energy system robustness for repeatable track use (thermal, charge-sustain strategies), power density (kW/kg), and structural excellence (torsional stiffness per mass). We also expect to compete with traditional ICE supercars for discretionary wallet share by delivering a differentiated EV driving character of instant torque with race-tuned chassis feedback and lightweight construction.

Isdera Group believes that its competitive strengths include: (i) in-house CFRP capability with autoclave prepreg and Class-A surface finish; (ii) its plans to implement modular e-drive and standardized pack solutions suitable for low-volume manufacturability; (iii) a brand narrative that connects historical supercar design ethos with modern electrification; (iv) a planned services pipeline designed to bridge to future vehicle revenue; and (v) a disciplined allocation strategy designed to sustain residual values and collector interest.

Growth Strategy

1.	Launch and Scale Two Nameplates. Isdera Group plans to achieve the start of production for its first model, L’Aquila, followed by Andromeda. Both models are intended to be produced in limited series sizing and an allocation strategy to protect brand equity. Isdera Group expects to ramp production volumes prudently to a low triple-digit cadence after initial launch.

2.	Leverage Engineering and CFRP as Bridges. Isdera Group intends to expand its design services and composite components to third parties, such components include EV conversions, pack integration, and body-in-white elements to generate cash flows during vehicle industrialization.

3.	Capitalize on Modularization. Isdera Group plans to reuse standardized pack modules, BMS software, and e-drive calibrations to shorten cycle times and reduce validation scope for derivatives.

4.	Global Brand Studios and Partner Hubs. Isdera Group intends to establish minimalist flagship experience centers in key regions and selective partner hubs for service, tailored to local regulations and customer convenience.

5.	Adjacencies and Experiences. Isdera Group plans to offer brand-related experiences such as track days and plant tours, and limited accessories such as helmets, luggage and art panels made from composite offcuts, consistent with its multi-source revenue plan.

Research and Development

Isdera Group places significant emphasis on technology and product innovation. Our R&D priorities include:

1.	Aerodynamics and Vehicle Dynamics. As an important feature for supercars, Isdera Group invests in the development of active aero surfaces tuned for balance across yaw rates and crosswinds. We also work on damper and spring packages validated for both road compliance and lap consistency.

2.	Thermal Systems. Our R&D efforts include the development of integrated coolant circuits for motors, inverters, and batteries, as well as heat-soak management for hot-lap scenarios.

3.	Electrical/Electronic Architecture. Isdera Group’s work in this area includes HV safety, redundancy strategies, and cybersecurity. The development also covers hardware-in-the-loop benches for integration testing.

4.	Materials and Processes. Isdera Group plans to include higher resins for thermal stability, automated ply-cutting and kitting to reduce scrap, investigation of out-of-autoclave for selected parts to increase throughput while protecting Class-A surfaces.

We expect our R&D intensity to normalize as the platform matures and module reuse increases.

Intellectual Property

As of the date of this proxy statement/prospectus, we have registered 15 trademarks in China, and 16 trademarks in other countries. Additionally, we own two (2) patents and one (1) domain name. Our registered trademarks are as follows:

No.	Trademark	Registration Number	Jurisdiction	Registrant Name	Registration Date	Class
1.		78950576	China	Xinghui Technology	2024.12.14	42
2.		78957452	China	Xinghui Technology	2025.5.14	9
3.		78952083	China	Xinghui Technology	2025.5.14	9
4.		78955251	China	Xinghui Technology	2025.3.21	12
5.		78955224	China	Xinghui Technology	2025.2.28	9
6.		78971772	China	Xinghui Technology	2024.12.28	37
7.		78957458	China	Xinghui Technology	2025.3.21	42
8.		26144657	China	Xinghui Technology	2018.9.21	9
9.		26144644	China	Xinghui Technology	2018.9.28	39
10.		26134910	China	Xinghui Technology	2018.12.7	37

No.	Trademark	Registration Number	Jurisdiction	Registrant Name	Registration Date	Class
11.		78950574	China	Xinghui Technology	2025.7.28	37
12.		28180930 (1)	China	Xinghui Technology	2020.11.14	12
13.	ISDERA	10283349	EU	Xinghui Technology	2012.2.27	12,37,42
14.	ISDERA	1416345 (2)	Australia Bahrain India Israel Japan New Zealand Norway Singapore South Korea Switzerland U.S. China EU	Xinghui Technology	2018.4.4	12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 03,09,12, 14, 16,18, 25,28,37, 41,42 03,09,12, 14, 16,18, 25,28,37, 41,42
15.		1315987 (2)	Australia Bahrain China EU India Israel Japan New Zealand Norway Singapore South Korea Switzerland U.S.	Xinghui Technology	2016.6.15	12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42 12,37,42
16.		1477232 (2)	China Singapore	Xinghui Technology	2019.6.5	09,12,37 09,12,37

No.	Trademark	Registration Number	Jurisdiction	Registrant Name	Registration Date	Class
17.		304951684	Hong Kong	Xinghui Technology	2019.06.06	09,12,37
18.		UK00004081056	UK	Xinghui Technology	2024.12.27	09,12,42
19.		UK00004081068	UK	Xinghui Technology	2024.12.27	09,12,42
20.		302019003894.7/12	Germany	Xinghui Technology	2019.3.21	09,12,37
21.	ISDERA Autobahnkurier	30723569.6/12	Germany	Xinghui Technology	2007.8.28	12,37,42
22.		30158343.9/37	Germany	Xinghui Technology	2002.1.18	12,37,42
23.		30158344.7.37	Germany	Xinghui Technology	2002.1.18	12,37,42
24.	ISDERA	302017026204.3/12	Germany	Xinghui Technology	2018.2.14	3, 9, 12, 14, 16, 18, 25, 28, 37, 41, 42
25.		N/156899	Macau	Xinghui Technology	2020.1.8	37
26.		N/156898	Macau	Xinghui Technology	2020.1.8	12
27.		N/156897	Macau	Xinghui Technology	2020.1.8	9
28.		02055153	Taiwan	Xinghui Technology	2020.4.16	09,12,37

Note:

(1)	As of the date of this proxy statement/prospectus, this trademark is currently involved in an administrative litigation proceeding. As the proceeding is still ongoing and no final decision has been rendered, the trademark remains valid as of the date of this proxy statement/prospectus.
(2)	This trademark is an international registration recorded in the International Register of Marks maintained under the Madrid Agreement and Protocol and has been granted protection in the People’s Republic of China.

The following is a summary of our patent portfolio:

No.	Type of Patent	Region	Patent Name	Registrant Name	Registration Date	Patent Number	Expiration
1.	Industrial Design	United Kingdom (granted); European Union and United States (pending)	Industrial Design for an Automobile	Xinghui Technology	June 24, 2025	DM/248267	June 24, 2030
2.	Design	China	Complete Vehicle	Xinghui Technology	February 17, 2026	202530365863.8	June 24, 2040

Employees

As of the date of this proxy statement/prospectus, we employed 32 full-time employees and three (3) contractors across design, engineering, prototype build, composites, quality, and corporate functions. We aim to maintain a lean core while leveraging partners and specialist suppliers. Isdera Group emphasizes training in special processes and safety protocols.

Properties

Company	Leased Office Address	Contractual Parties	Square Meters	Usage	Expiration Date and Renewable Agreement	Rent
Xinghui Technology	Room 301, R502, Building 5, No. 8812, Hainan Ecological Software Park, Laocheng Town, Chengmai County, Hainan Province, People’s Republic of China (1)(2)	Hainan Eco-Software Park Group Co., Ltd.	Approximately 20 sq m	Office Space	June 16, 2026	N/A

Xinghui Yingzi (Shanghai) Automobile Co., Ltd.	Room 9, 9th Floor, Building No. 2, No. 989 Shenchang Road, Minhang District, Shanghai, People’s Republic of China (2)	Shanghai Jinchen Hemei Real Estate Co., Ltd.	1332.45 sq m	Office Space	August 31, 2027	RMB 235,066.39 (approximately US $32,393 monthly)

Yingzi Automotive Technology (Anhui) Co., Ltd.	Comprehensive Building No. 1, Phase II, Urban Industrial Park, Yingjiang Economic Development Zone, Anqing, Anhui Province, People’s Republic of China	Anqing Yijiang Industrial Investment Co., Ltd	14,561.98 sq m	Office Space and Plant	August 31, 2026, renewable three months before the expiration date	RMB 145,619.8 (approximately US $20,067 monthly)

Yingzi Industrial Technology (Suzhou) Co., Ltd.	No. 14, Northern Half of No. 103 Chenmen Road, Chengxiang Town, Taicang City, Jiangsu Province, People’s Republic of China (2)	Taicang Dehao Asset Management Co., Ltd.	4,325.00 sq m	Plant	April 30, 2027, renewable three months before the expiration date	RMB 121,100 (approximately US $16,688 monthly)

(1)	The approximately 20 square meters office currently used by Xinghui Technology is provided by the local governments for free use in order to attract investment for the government, and we have not signed any agreements.
(2)	This property has been mortgaged by the landlord to third parties before entering into lease agreements with us. If the mortgagee of this property exercises their mortgage right, we will not be able to continue our leases on the said properties. See “Risk Factors — Risks Related to Doing Business in China — Some of our leasehold interests may be defective, which may challenge or affect our right to use the leased properties. In addition, we have not completed registration procedures in respect of our leased properties with the relevant PRC authorities.”

Insurance

As required by PRC regulations, we participate in various employee social security benefit plans that are organized by municipal and provincial governments for some of our full-time employees, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing provident funds. We are required under PRC laws to make contributions from time to time to employee social security benefits plans for our full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China. Our PRC subsidiaries have not made adequate social security contributions for all employees, and they may be required to make up for the shortfall in the social security contributions as well as to pay late fees. See “Risk Factors — Risks Related to Doing Business in China — The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

Legal Proceedings

As of the date of this proxy statement/prospectus, we are not party to any material legal proceedings. In the future, we may become party to legal matters and claims arising in the ordinary course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ISDERA GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans, objectives, expectations, projections, and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out in the “Risk Factors” section of this proxy statement/prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” in this section generally refer to Isdera Group or, from and after the Business Combination, PubCo.

Business Overview

We are a design-led and engineering-driven automotive design company aiming to develop into a manufacturer of ultra-low-volume, handcrafted supercars supported by an adjacent composites and engineering services business. Our mission is to build limited-series, collectible supercars that combine iconic design and racing-grade performance with modern lightweight materials and electrified powertrains.

We operate an asset-light model centered on in-house vehicle design and engineering, leveraging third-party suppliers for carbon-fiber body and component production and other critical systems. Based on the needs of collectors, we will simultaneously develop cutting-edge electric supercars and release high-performance combustion engine supercars to meet the needs of different enthusiasts.

Managed by a team of experienced automotive professionals, we are establishing ourselves as an engineering-driven automotive company with a strong focus on supercar design, performance and innovation. Since commencing operations, we have focused on research and development (“R&D”) of supercars and has grown our technical capabilities, achieving a significant milestone in 2025 with the release of its first engineering prototype, the L’Aquila. As we have not yet released any production model of supercars, we have not generated any revenue in the fiscal years ended March 31, 2026 and 2025.

We plan to develop three mutually reinforcing businesses:

(1) Supercars: This is our core business. We expect to generate revenues primarily for sales of our super cars. We intend to adopt build-to-order with deposits, curated allocations, and personalization. We expect to collect orders from customers from various markets and channels, produce vehicles based on confirmed customer specifications, and deliver finished vehicles to customers. Deposits are expected to be collected upon order placement, with full payment due prior to delivery. Final pricing has not yet been determined, but we expect average selling prices to reflect scarcity, materials, and hand craftsmanship.

(2) Engineering Services: We plan to provide vehicle and subsystem engineering on a project basis to external OEMs, specialty vehicle firms, and mobility startups. The scope includes (i) concept and feasibility studies; (ii) vehicle architecture and structural design; (iii) EV conversion and powertrain integration; (iv) prototype build and test; and (v) low-volume series build support. We will leverage our engineering experience and technologies to standardized EV pack solutions and platform engineering capabilities consistent with this offering. We expect to charge service fee by time-and-materials and fixed-bid work packages and receive milestone-based payments. As of the date of this prospectus, Isdera Group intends to rely on third party providers design and manage any software code and complex hardware installed in its automobiles. However, in the future, if sufficient capital and talent is available, Isdera Group plans to develop its own internal software and collect potential downstream royalties or licensing income from reusable modules and software.

(3) Carbon-Fiber Products (“CFRP”): We plan to manufacture CFRP parts for third-party programs using autoclave prepreg processes, with quality and mechanical characteristics suitable for visible-aero and secondary structures. Our process control and autoclave know-how provide the necessary surface finish for top-coat paint and clear-coat applications with low rework rates, and laminate integrity appropriate for safety-relevant components when engineered to specification. We expect to sell build-to-print and build-to-spec components with tooling amortization recovered through unit pricing and/or non-recurring engineering charges.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Ability to compete in automotive market

The global automotive market is highly competitive and has historically been associated with significant barriers to entry, including large capital requirements for and investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and designing stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. We have strategically entered into the luxury automotive market, and we face a variety of added challenges that a traditional automobile designer and manufacturer would not encounter. We require a significant amount of capital to fund its operations and growth. If we cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

Ability to maintain and strengthen brand

Our business will heavily depend on our ability to maintain and strengthen the “Isdera” brand associated with design, sustainability, and technological excellence. From 2021 to 2023, Yingzi Shanghai and its indirect minor shareholder Isdera AG entered into several agreements pursuant to which Isdera AG transferred several trademarks, including the “ISDERA” mark, to Yingzi Shanghai. Subsequently, in 2024, Yingzi Shanghai transferred these trademarks to Xinghui Technology. Therefore, we are entitled to use the “ISDERA” mark for specified vehicles, parts, after-sales services, and certain related products. There is no assurance that our vehicles will maintain and strengthen a reputation comparable to that of Isdera’s sports vehicle segment. If we fail to do so we may lose the opportunity to build a critical mass of customers.

Ability to deliver automobiles of high quality

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large-scale automobile of high quality and appeal to customers. To date, we have limited automobile manufacturing experience and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our business will initially depend substantially on the sales and distribution of the L’Aquila engineering prototype, and the Andromeda prototype, which is currently under development. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we plan to introduce two new models in the near future, and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

Ability to manufacture and launch of the commercial production vehicles

We are still in the process of developing our initial commercial production prototype vehicle, and we have not yet completed a functional prototype or delivered any vehicles to customers. While we intend to bring one or more vehicle models to market in the future, there can be no assurance as to when, or if, such launch will occur. Automobile manufacturers, particularly early-stage companies, often experience significant delays in the design, testing, certification, manufacture, and commercial release of new vehicle models. To the extent we experience delays in the launch of our vehicles, our growth prospects could be adversely affected as we may fail to generate market acceptance or capture market share. We also intend to periodically update, refresh, or improve our vehicles once launched, and any such efforts could also be subject to delay. Furthermore, we rely on third-party suppliers for many of the critical components and materials required to develop and manufacture our vehicles. If our suppliers encounter delays or are unable to provide the necessary components on acceptable terms, our ability to achieve timely production milestones would be negatively affected. Any delay in the development, manufacture, or launch of our vehicles, or in implementing planned updates once launched, could materially and adversely affect our reputation, our ability to generate demand, and our results of operations.

Ability to acquire homologations or satisfy mandated safety standards

All vehicles sold must comply with various standards governing the market in which the vehicles are sold. In particular, our vehicles must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions we plan to sell our vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. We have incurred, and expect to continue to incur, significant costs in complying with these regulations. These laws and standards are subject to change from time to time, and we could become subject to additional safety regulations in jurisdictions we operate in the future, which would increase the effort and expense of compliance. To the extent that it takes us longer to acquire or we eventually fail to acquire or renew safety standard certification in jurisdictions we plan to sell any of our existing or future vehicles, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations.

Key Components of Results of Operations

Revenues and cost of revenues

For the years ended March 31, 2026 and 2025, we have not generated revenue from the sale of supercars. Accordingly, we did not record cost of revenues for the years ended March 31, 2026 and 2025. We expect to generate revenue from the manufacture and sales of supercars, provision of engineering services and from manufacture and sales of CFRP.

Selling expenses

Selling and marketing expenses primarily consist of (i) marketing consulting service expenses, (ii) (i) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales and marketing department, and (iii) advertising and promotion expenses.

	For the years ended March 31,
	2026	2025
Consulting expenses	$81,150	$—
Payroll and welfare expenses	43,793	—
Advertising and promotion expenses	32,360	—
	$157,303	$—

General and administrative expenses

General and administrative expenses primarily consist of (i) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department, (ii) plant and office rental and property management expenses, (iii) consulting and professional service expenses, (iv) travel and entertainment expenses, (v) depreciation and amortization expenses and (vi) other miscellaneous expenses.

	For the years ended March 31,
	2026	2025
Consulting and professional expenses	$289,593	$667,557
Payroll and welfare expenses	561,597	662,071
Rental and property management expenses	847,693	641,176
Travel and entertainment expenses	142,419	191,481
Provision for credit losses	43,478	—
Depreciation and amortization	323,740	95,042
Others	162,815	135,653
	$2,371,335	$2,392,980

Research and development expenses

Research and development expenses primarily consist of (i) service expenses incurred for research and development, including design services and consulting expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our research and development department; (iii) depreciation expenses for sample cars used for research and development; and (iv) materials used in research activities.

	For the years ended March 31,
	2026	2025
Service expenses	$760,553	$527,223
Payroll and welfare expenses	538,921	—
Depreciation expenses	165,970	177,711
Materials	5,989	8,831
	$1,471,433	$713,765

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, Isdera Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of the British Virgin Islands, our subsidiary in the British Virgin Islands is not subject to tax on income or capital gains.

Hong Kong

Under the Hong Kong tax laws, our subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD $2 millions of assessable profits is 8.25% and assessable profits above HKD $2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong.

PRC

Effective from January 1, 2008, the PRC’s statutory, enterprise income tax (“EIT”) rate is 25% in accordance with the implementation rules of EIT law of the PRC (“EIT Law”). The Company’s subsidiaries in the PRC are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended March 31,		Changes
	2026	2025	Amount	%
Operating expenses:
Selling and marketing expenses	$(157,303)	$—	$(157,303)	100%
General and administrative expenses	(2,371,335)	(2,392,980)	21,645	(1)%
Research and development expenses	(1,471,433)	(713,765)	(757,668)	106%
Total operating expenses	(4,000,071)	(3,106,745)	(893,326)	29%
Loss from operations	(4,000,071)	(3,106,745)	(893,326)	29%

Other income (expenses):
Interest expenses, net	(790,593)	(375,748)	(414,845)	110%
Other income, net	465,025	128,329	336,696	262%
Loss before income taxes	(4,325,639)	(3,354,164)	(971,475)	29%
Income tax benefits	—	—	—	0%
Net loss	$(4,325,639)	$(3,354,164)	$(971,475)	29%

General and administrative expenses

Our general and administrative expenses kept stable at approximately $2.4 million for the years ended March 31, 2026 and 2025. The components of general and administrative fluctuated, primarily due to a decrease of approximately $0.4 million in consulting and professional expenses and a decrease of approximately $0.1 million in payroll and welfare expenses as we allocated certain employees to support research and development department, partially offset by an increase of approximately $0.2 million in rental and property management fees for the three new subsidiaries and an increase of approximately $0.2 million in depreciation and amortization expenses.

Research and development expenses

Our research and development expenses increased by approximately $0.8 million, or 106% from approximately $0.7 million for the year ended March 31, 2025 to approximately $1.5 million for the year ended March 31, 2026. The increase was primarily attributable to an increase of approximately $0.2 million in service expenses incurred for research and development of super cars and an increase of approximately $0.5 million in payroll and welfare expenses for our personnel in our research and development department.

Other income

Other income increased by approximately $0.3 million, or 262% from approximately $0.1 million for the year ended March 31, 2025 to approximately $0.5 million for the year ended March 31, 2026. The increase was primarily attributable to a gain from disposal of property and equipment of approximately $0.3 million.

Income tax expenses

For the years ended March 31, 2026 and 2025, we did not incur current income tax expenses as we incurred net operating losses. For the years ended March 31, 2026 and 2025, we did not incur deferred income tax expenses as we provided full valuation allowance against deferred tax assets arising from net operating losses.

Net loss

As a result of the foregoing, our net loss increased by approximately $1.0 million, or 29%, from net loss of approximately $3.4 million for the year ended March 31, 2025 to net loss of approximately $4.3 million for the year ended March 31, 2026.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	As of March 31,
	2026	2025
ASSETS
Current Assets:
Cash and cash equivalents	$23,979	$1,808,169
Due from related parties	1,305	2,012,671
Other current assets	356,241	354,392
Total current assets	381,525	4,175,232
Non-current assets
Property and equipment, net	1,193,975	1,501,126
Prepayments for property and equipment	199,095	196,994
Intangible assets, net	525,940	2,868,101
Deferred offering costs	1,029,021	—
Right-of-use assets	1,407,511	2,000,920
Other non-current assets	4,217,413	—
Total non-current assets	8,572,955	6,567,141
TOTAL ASSETS	$8,954,480	$10,742,373

LIABILITIES
Current liabilities
Contract liabilities	$51,392	$28,181
Due to related parties	7,713,591	4,844,307
Loans payable	1,322,847	1,257,459
Other current liabilities	1,471,948	1,833,049
Lease liabilities	821,585	698,824
Total current liability	11,381,363	8,661,820
Non-current liabilities
Lease liabilities, non-current	680,335	1,370,814
Other non-current liabilities	14,623	—
Total non-current liabilities	694,958	1,370,814
TOTAL LIABILITIES	12,076,321	10,032,634

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents were approximately $23,900 and $1.8 million as of March 31, 2026 and 2025, respectively.

As compared with the balance as of March 31, 2025, the change of balance of cash and cash equivalents as of March 31, 2026 was primarily a result of cash of approximately $3.6 million used in our operating activities, partially net off against approximately $0.8 million provided by our investing activities and approximately $0.5 million provided by financing activities.

Due from/to related parties

As of March 31, 2026 and 2025, the balances due from related parties primarily represented advances to certain related parties. For details of advances to related parties and collection of advances from related parties, please refer to Note 10 – Related Party to Combined Financial Statements.

As of March 31, 2026 and 2025, the balances of due to related parties primarily represented borrowings from related parties. For details of borrowings from related parties and repayment of borrowings to related parties, please refer to Note 10 – Related Party to Combined Financial Statements.

Intangible assets, net

As of March 31, 2025, the intangible assets was comprised of trademark and patents acquired from a third party at original cost of approximately $0.6 million and $2.3 million, respectively. In November 2025, the Company returned the patents to the supplier. As of March 31, 2026, the intangible was comprised of trademark only.

Other non-current assets

As of March 31, 2026, the balances of non-current assets were comprised of (i) balance of approximately $3.6 million due from Yingzi Shanghai was a result of return of vehicles of approximately $1.2 million and patents of approximately $2.4 million to Yingzi Shanghai, which is required to made payment within 24 months from the date of return, (ii) loan of approximately $0.5 million made to UYCS Sponsor’s designee who would make payments upon the closing of business combination between the Company and UYCS, and (iii) rental deposit of approximately $0.1 million which would be returned upon maturity of lease term.

Loans payable

As of March 31, 2026 and 2025, the balance of loans payable represented borrowings from five and four third parties, respectively. The borrowings charged interest rate of 8% per annum. These borrowings were unsecured and payable on demand. For the years ended March 31, 2026 and 2025, we were charged of interest expenses of approximately $122,190 and $66,200, respectively.

Other current liabilities

As compared with the balance as of March 31, 2025, the balance of other current liabilities decreased by approximately $0.4 million as of March 31, 2026. The changes in other current liabilities were primarily comprised of a decrease of approximately $0.8 million in amount due to certain third parties because we repaid deposit to one third party partially offset by an increase of approximately $0.2 million in rental payable and an increase of approximately $0.1 million in leasehold improvement payable.

Liquidity and capital resources

Our primary sources of liquidity have historically been cash provided by operating activities, capital injections from our shareholders and third parties. Our ordinary liquidity requirements relate to expenditures on research and development of supercars and funding for our working capital needs, and general corporate purposes.

For the years ended March 31, 2026 and 2025, we received capital contribution of approximately $1.1 million and $5.9 million, respectively, from shareholders. For the years ended March 31, 2026 and 2025, we borrowed approximately $3.8 million and $9.3 million from related parties, respectively. For the years ended March 31, 2026 and 2025, we also raised proceeds of approximately $nil million and $4.9 million from third parties, respectively.

As of March 31, 2026, we had working capital deficits of approximately $11.0 million. As of March 31, 2026, we had current assets of approximately $0.4 million, primarily including cash and cash equivalents of approximately $24,000 and other current assets of approximately $0.4 million. We expect to realize these current assets within twelve months from the date of this proxy statement/prospectus. On the other hand, we had current liabilities of approximately $11.4 million which were primarily comprised of due to related parties of approximately $7.7 million, loans payable of approximately $1.3 million and accrued expenses and other current liabilities of approximately $1.5 million. For the year ended March 31, 2026, we incurred net losses of approximately $4.3 million and negative operating activities of approximately $3.6 million, respectively. We expect to mitigate the risks associated with working capital deficits by extending the borrowings and finance lease arrangements upon their maturities. In addition, the principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary so as the Company could continue its going concern for the next twelve months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources. The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying consolidated financial statements.

For the years ended March 31, 2026 and 2025, all of our revenues have been in the form of Renminbi. We expect a material portion of revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC operating entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC operating entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC operating entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC operating entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC operating entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC operating entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC operating entities.

Cash flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2026 and 2025 presented:

	For the Years Ended March 31,
	2026	2025
Net cash used in operating activities	$(3,604,875)	$(1,248,114)
Net cash provided by (used in) investing activities	879,346	(6,103,459)
Net cash provided by financing activities	893,154	8,613,338
Effect of Exchange rate on cash and cash equivalents	48,185	(107,652)
Net change in cash and cash equivalents	(1,784,190)	1,154,113
Cash and cash equivalents at beginning of the year	1,808,169	654,056
Cash and cash equivalents at end of the year	$23,979	$1,808,169

Operating activities

Net cash used in operating activities for the year ended March 31, 2026 was approximately $3.6 million, primarily attributable to net loss of approximately $4.3 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $0.5 million, gain of approximately $0.3 million from disposal of property and equipment and interest expenses of approximately $0.7 million on borrowings from related parties and changes in operating assets and liabilities including an increase of approximately $0.1 million in other non-current assets due to increase of rental deposit.

Net cash used in operating activities for the year ended March 31, 2025 was approximately $1.2 million, primarily attributable to net loss of approximately $3.4 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $0.3 million and interest expenses of approximately $0.3 million on borrowings from related parties and changes in operating assets and liabilities including: (i) an increase of approximately $0.3 million in other current assets due to an increase of approximately $0.1 million in recoverable value-added taxes and an increase of approximately $0.1 million in rental deposit, and (ii) an increase of approximately $1.7 million in other current liabilities which has been discussed in “Discussion of Certain Balance Sheet Items - Other current liabilities”.

Investing activities

Net cash provided by investing activities for the year ended March 31, 2026 was approximately $0.9 million, which was primarily attributable to collection of advances from related parties of approximately $2.1 million, partially offset by purchase of property and equipment of approximately $0.7 million and advances made to third parties of approximately $0.5 million.

Net cash used in investing activities for the year ended March 31, 2025 was approximately $6.1 million, which was primarily attributable to advance of approximately $18.2 million to related parties, purchase of property and equipment of approximately $1.9 million and purchase of intangible assets of approximately $2.3 million, partially offset by collection of advances from related parties of approximately $16.2 million and proceeds of approximately $0.1 million from sales of a subsidiary.

Financing activities

Net cash provided by financing activities for the year ended March 31, 2026 was approximately $0.9 million, which was primarily provided by proceeds of approximately $1.1 million from shareholder capital contribution and proceeds of approximately $3.8 million from borrowings from related parties, partially offset by withdrawal of capital by certain shareholders of approximately $0.4 million, repayment of borrowings of approximately $2.5 million to related parties, and payment of deferred offering cost of approximately $1.0 million.

Net cash provided by financing activities for the year ended March 31, 2025 was approximately $8.6 million, which was primarily provided by proceeds of approximately $5.9 million from shareholder capital contribution, proceeds of approximately $9.3 million from borrowings from related parties and proceeds of approximately $4.9 million from borrowings from third parties, partially offset by withdrawal of capital by certain shareholders of approximately $1.3 million, repayment of borrowings of approximately $4.9 million and $5.3 million to related parties and third parties, respectively.

Off-Balance Sheet Arrangements

As of March 31, 2026 and 2025, we are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. Our functional currency is U.S. dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have operating subsidiaries which are located in the PRC with all of the transactions settled in RMB. We consider that our business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP standards, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere herein.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere herein.

Emerging growth company status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

REGULATIONS APPLICABLE TO Isdera group

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on Isdera Group’s operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to Isdera Group’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this proxy statement/prospectus, which may be subject to change.

As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, JunHe LLP, that neither Isdera Group nor the PRC Operating Entities is currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the CSRC. Isdera Group’s legal counsel as to Cayman Islands law has also advised that Isdera Group does not require any approvals from any Cayman authority. It is uncertain when and whether Isdera Group will be able to obtain permissions or approvals from the PRC government to list on U.S. exchanges, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this proxy statement/prospectus, Isdera Group and its PRC Operating Entities are not denied any permissions or approvals from Chinese authorities that they are required to obtain to operate their business. Although Isdera Group’s PRC Operating Entities are currently not required to obtain permission or approval from any PRC government agency and have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors — Risks Related to Doing Business in China — The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval.”

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Foreign Investment

The Foreign Investment Law

On March 15, 2019, the SCNPC approved the Foreign Investment Law of the PRC, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “Foreign Investors”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list”. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law. In addition, the Foreign Investment Law also provides several protective rules and principles for Foreign Investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the Foreign Investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of Foreign Investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by Foreign Investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, Foreign Investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for these enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020, and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for Foreign Investors carrying out investment activities directly or indirectly in the PRC, Foreign Investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and it is not required for such foreign-invested enterprise to submit the reports separately.

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993, and most recently amended on December 29, 2023. The current PRC Company Law came into effect on July 1, 2024. The PRC Company Law generally governs two types of companies, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies that are also subject to the operation of other laws and regulations applicable to foreign investment.

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the MOFCOM, and the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, December 27, 2020 and October 26, 2022, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020, December 27, 2021 and September 6, 2024. Any industry not listed in the Negative List is a permitted industry.

Regulations Relating to Foreign Exchange

The PRC Foreign Exchange Administration Regulations promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997, and August 1, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior permission or approval from the SAFE, by complying with certain procedural requirements. In contrast, permission or approval from or registration with appropriate government authorities or designated banks is required when RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

Under current regulations, the capital of a non-financial enterprise and capital in RMB obtained by the non-financial enterprise from foreign exchange settlement must not be used for the following purposes: directly or indirectly used for payment prohibited by relevant laws and regulations; directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations; extending loans to non-related parties, unless permitted by the scope of business.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and last amended in 2023 and the Foreign Investment Law and its Implementing Regulations, both came into effect on January 1, 2020. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (as amended in 1992, 2000, 2008 and 2020), or the Patent Law, the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law also extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations. In order to further implement the Regulations on Computer Software Protection, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights. Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, software copyright owners may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce takes charge of trademark registrations. The Trademark Office grants a ten-year term to registered trademarks which term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademark registrations, the Trademark Law has adopted a first-to-file principle. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registrations follow a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC, the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which came into effect on January 1, 2008 and was amended on April 23, 2019 and December 6, 2024. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to taxation in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the permission or approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and subsequently amended from time to time; the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993, subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the above interim regulations will be abolished.

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 by the Ministry of Finance and the State Administration of Taxation, which became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respectively, for taxpayer’s general sale activities or imports.

According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sale of services, intangible assets, real property and the importation of goods within the territory of the PRC are subject to VAT.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Source of Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Pension Insurance Program for Enterprise Employees of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the grace period, it may be subject to a fine ranging from one (1) to three (3) times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. An employee and his/her employer are also required to pay and deposit certain percentage of the monthly average salary of such employee as housing funds in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued by the SAFE on February 15, 2012, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain permission or approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, the SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers or other employees in its domestic subsidiaries, the relevant domestic individual residents may register with the SAFE before exercising their rights.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six (6) PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules that became effective on September 8, 2006 and revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic companies affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for permission or approval. The M&A Rules also require that an offshore SPV, or an SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the permission or approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

CSRC Regulations of Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list (the “Trial Measures Negative list”) of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, can face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647and $1,456,473); the Subject Individuals in these entities can severally face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply, may face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities can, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which went effective March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfil confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as Isdera Group’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as the CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, the CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Work Safety

Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, June 10, 2021 and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019 and April 9, 2021 and the Interim Provisions for Management of Examination and Acceptance of Fire Protection Design of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on April 1, 2020 , and amended on August 21, 2023 and became effective on October 30, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide fire protection design and technical materials meeting the construction needs when it applies for construction work permits, and complete the filing for fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB 30,000 and RMB 300,000.

Regulation on Privacy, Data Protection and Cybersecurity

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

The recommended national standard, Information Security Technology Personal Information Security Specification, which became effective in October 2020, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC, or Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the CIIO Regulations, which took effect in September 2021. The CIIO Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The CIIO Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the CIIO Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the governmental authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

Furthermore, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On July 7, 2022, the CAC issued the Measures on Security Assessment of Cross-border Data Transfer (the “Cross-border Data Transfer Measures”) which became effective on September 1, 2022. Pursuant to the Cross-border Data Transfer Measures, the security assessment of outbound data transfer shall adhere to the integration of prior assessment and continuous supervision and the integration of risk self-assessment and security assessment, so as to prevent security risks arising from outbound data transfer and ensure the orderly and free flow of data in accordance with the law. A data processor shall expressly agree on the data security protection responsibilities and obligations in the legal documents concluded with the overseas recipient. Pursuant to the Cross-border Data Transfer Measures, where a data processor transfers data abroad, the data processor shall apply to the CAC for a data cross-border transfer security assessment through the local CAC at the provincial level when (1) a data processor transfers important data abroad; (2) a critical information infrastructure operator or a data processor processing the personal information of more than one million persons transfers personal information abroad; (3) a data processor has provided a total of 100,000 persons’ personal information or 10,000 persons’ sensitive personal information to overseas since January 1 of the previous year, and (4) other circumstances in which the data processor shall apply for a data cross-border transfer security assessment as stipulated by the CAC.

On September 24, 2024, the CAC promulgated the Regulations on the Administration of Network Data Security (“Regulations on MNDS”), which became effective on January 1, 2025. The Regulations on MNDS provide that network data processors conducting cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, the Regulations on MNDS introduce several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is processed. It also establishes broader contractual requirements for data sharing between data processors.

However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the Personal Information Protection Law of the PRC needs to be carefully clarified.

Favorable Government Policies Relating to New Energy Vehicles in mainland China

Government Subsidies for New Energy Vehicle Purchasers

According to the Notice by the PRC Ministry of Finance, the Ministry of Science and Technology, the MIIT and NDRC of the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2016 - 2020 jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the MIIT and NDRC on April 22, 2015 and effective on the same date, those who purchase new energy vehicles included in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application from 2016 to 2020 may obtain subsidies. The Notice specifies that the subject of the subsidies for new energy vehicles purchases are consumers, who shall receive the subsidy in the form of an amount settled between the new energy vehicle manufacturer and the consumer at the price after deducting the subsidy when selling the product, and then the subsidy advanced by the enterprise shall be paid by the central government to the new energy vehicle manufacturer in accordance with procedures. According to the Notice, the subsidy standard for other models (excluding fuel cell vehicles) for 2017 to 2020 is appropriately reduced, of which, the subsidy standard for 2017 to 2018 is reduced by 20% as compared to that of 2016, and for 2019 to 2020 by 40% as compared to that of 2016.

According to the Notice of Adjusting the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the MIIT and NDRC on December 29, 2016 and effective on January 1, 2017, the threshold of the Catalog of Recommended Models for obtaining government subsidy was raised and the subsidy from local government shall not exceed 50% of the subsidy from the central government for every vehicle. Meanwhile, it specifies that the central and local subsidy standards and caps for other models (excluding fuel cell vehicles) from 2019 to 2020 shall be reduced by 20% as compared to the then existing subsidy standards.

According to the Notice of Adjusting and Improving the Policies on the Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2018 Notice of the Polices on Government Subsidies for Vehicles, and the Notice of Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2019 Notice of the Polices on Government Subsidies for Vehicles, jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the MIIT and NDRC between 2018 and 2019, the aforementioned notices gradually adjusted the subsidy scheme for the promotion of new energy vehicles and the product technical specifications for new energy vehicles.

According to the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2020 Notice of the Policies on Government Subsidies for Vehicles, jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the MIIT and NDRC on April 23, 2020 and effective on the same day, the implementation period of the policies on government subsidies for new energy vehicles was extended to the end of 2022, and it confirms that the subsidy standards for 2020 to 2022 shall be in principle reduced by 10%, 20% and 30% respectively from a year earlier, and the subsidized vehicles shall be in principle capped at approximately 2 million units per year. The Notice stipulates that since 2020, new energy passenger vehicles and commercial vehicles enterprises shall make a single application for subsidy settlement of 10,000 and 1,000 units respectively, and new energy passenger vehicles must be sold for not more than RMB 300,000 before the subsidy, except for the vehicles adopting battery-swapping technology. The abovementioned four departments jointly promulgated the Notice on Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2021 Supplementary Notice of the Polices on Government Subsidies for Vehicles, on December 31, 2020, which specifies that the subsidy standard for new energy vehicles in 2021 shall be reduced by 20% as compared to that of 2020. The abovementioned four departments further jointly promulgated the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2022, or the 2022 Supplementary Notice of the Policies on Government Subsidies for Vehicles, on December 31, 2021, which specifies that the subsidy standard for new energy vehicles in 2022 shall be reduced by 30% as compared to that of 2021 and it also specifies that the 2022 policies on government subsidies for new energy vehicles shall end on December 31, 2022.

Exemption of Vehicle Purchase Tax

On June 19, 2023, the Ministry of Finance, the State Administration of Taxation and the MIIT promogulated the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, which stipulates that for purchases of qualified new energy vehicles listed in the Catalog of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by the MIIT and the State Administration of Taxation, the policy on vehicle purchase tax exemption was extended until December 31, 2025, provided that the exemption amount for each new energy passenger vehicle shall not exceed RMB 30,000. New energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 are subject to the Vehicle Purchase Tax at a 50% reduced rate, provided that the reduced tax amount for each new energy passenger vehicle shall not exceed RMB 15,000.

Non-Imposition of Vehicle and Vessel Tax

According to the Notice of the Policies on Energy-saving and New-energy Vehicles Enjoying Vehicle and Vessel Tax Reduction and Exemption jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Administration of Taxation, and the MIIT on July 10, 2018 and effective on the same date, purely electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plates

In recent years, in order to ease road traffic congestion and improve air quality, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, effective from March 1, 2021, from the date of implementation to December 31, 2023, the special plate quota will be issued for free to qualified consumers who purchase new energy vehicles, while from January 1, 2023, the special license plate quota will no longer issued to consumers who purchase plug-in hybrid (including extended-range) vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

According to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of New Energy Vehicles effective on July 14, 2014 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015 - 2020) effective on October 9, 2015, the PRC government has actively promoted the construction of charging infrastructure and requires local governments to actively build urban public charging facilities and appropriately simplify planning and construction approval, improve the policies on fiscal prices and gradually standardize the charging services pricing mechanism.

According to the Notice on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016, new residential areas shall unify the laying of power supply lines to dedicated fixed parking spaces with pre-reserved room for meter boxes, charging facility installation locations and electricity capacity, and develop the construction plans on power supply facilities for public parking spaces according to local conditions, facilitating the construction and installation of charging infrastructure, and local governments are encouraged to take the lead in developing a comprehensive pilot construction program for the construction and operation of charging infrastructure in residential areas and actively carrying out pilot demonstrations.

According to the Development Plan for the New Energy Vehicle Industry (2021 - 2035) promulgated by the General Office of State Council on October 20, 2020, China will accelerate construction of charging infrastructure, improve the level of charging infrastructure services, and encourage business model innovation.

Pursuant to the Notice on the Issuance of Financial Support to Facilitate Efforts in Reaching Peak Carbon Dioxide Emissions and Carbon Neutralization issued by the Ministry of Finance on May 25, 2022, it proposes to vigorously support the development of new energy vehicles and improve the supporting policies for charging and replacement infrastructure.

Pursuant to the Opinions on Promoting Urbanization Construction with County Towns as an Important Carrier issued and implemented by the General Office of the CPC Central Committee and the General Office of the State Council on May 6, 2022, it emphasizes to improve municipal transportation facilities. One of the initiatives is to accelerate the construction of charging piles by optimizing the construction layout of public charging and replacement facilities.

According to the Implementation Plan for New-type Urbanization During the 14th Five-Year promulgated by NDRC on June 21, 2022, it will optimize the construction layout of public charging facilities, improve the charging facilities of residential areas and public parking, and construct charging facilities or reserve installation conditions for all the reserved parking spaces of new residential areas.

According to the Implementation Plan for Reaching Peak Carbon Dioxide Emissions in Urban-Rural Development promulgated and implemented by the Ministry of Housing and Urban-Rural Development and NDRC on June 30, 2022, it encouraged the selection of new energy vehicles and promoted the construction of community charging and replacement facilities.

Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the Ministry of Finance, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (Parallel Credits Measure), which were most recently amended on June 29, 2023 and took effect on August 1, 2023. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the new energy vehicle credits, and corporate average fuel consumption credits, above zero, regardless of whether new energy vehicles or vehicles powered by ICEs, or the ICE vehicles are manufactured or imported by it, and new energy vehicle credits can be earned only by manufacturing or importing new energy vehicles. Therefore, new energy vehicle manufacturers will enjoy preferences in obtaining and calculating new energy vehicle credits.

New energy vehicle credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by MIIT (in the case of battery electric vehicle, the new energy vehicle credit of each vehicle is equal to (0.0034 x Vehicle Mileage + 0.2) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the new energy vehicle credit ratio set by the MIIT. The new energy vehicle credit ratios are 14%, 16% and 18% for the year of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive new energy vehicle credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative new energy vehicle credits can be offset by purchasing excess positive new energy vehicle credits from other manufacturers or importers.

According to these measures, the requirements on the new energy vehicle credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the rules and regulations.

Recent Policies to Promote New Energy Vehicle Consumption

Pursuant to the Guiding Opinions on Further Promoting Electric Energy as Replacement jointly issued by ten ministries and commissions including NDRC and the MIIT on March 4, 2022, it proposes to further promote the electrification of the transportation sector. It suggests the acceleration of the electrification of urban public transport by prioritizing the use of new energy vehicles in sectors such as urban public transport, taxis, sanitation, postal services, logistics and distribution. Where vehicles and equipment need to be added and replaced in key areas of air pollution prevention and control such as ports and airports, those areas shall prioritize the use of new energy vehicles. Besides, it vigorously promotes household electric vehicles and speeds up the construction of infrastructure such as electric vehicle charging piles.

Pursuant to the Opinions on Further Unleashing Consumption Potential to Promote Sustained Recovery of Consumption issued and implemented by the General Office of the State Council on April 25, 2022, it emphasizes to break down the barriers of consumption restrictions. One of the initiatives is to steadily increase the consumption of automobiles and other consumption in bulk stocks and no additional vehicle purchase restriction measures shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and gradually remove vehicle purchase restrictions based on local conditions; vigorously develop green consumption and continue to support the acceleration of development of new energy vehicles, as well as fully tap into the consumption potential in counties and townships, while emphasizing on guiding enterprises to carry out promotions in rural areas with the focus on automobiles and home appliances, encouraging eligible areas to introduce new energy vehicles and green smart home appliances to the countryside, and promoting the construction of charging piles (stations) and other supporting facilities, so as to fully explore consumption potentials from counties and villages.

Pursuant to the Notice of the State Council on Issuance of a Series of Policies and Measures to Consolidate and Stabilize the Economy issued by the State Council on May 31, 2022, it emphasizes to steadily increase the consumption of automobiles and other consumption in bulk stock, and no additional automobile purchase restrictions shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and encourage the implementation of differentiated policies based on urban and rural indicators; optimize the investment, construction and operation models of new energy vehicle charging piles (stations), and gradually realize full coverage of charging facilities in all communities and operating parking lots, and accelerate the construction of charging piles (stations) in expressway service areas, passenger transport hubs and other areas.

According to the Notice on the Measures for Invigorating Automobile Circulation and Boosting Automobile Consumption issued by 17 departments including the MOFCOM on July 5, 2022, it provided to (i) support the purchase and use of new energy vehicles; (ii) accelerate the activation of the second-hand cars market; (iii) promote vehicle renewal consumption; (iv) promote the sustainable and healthy development of the parallel import of vehicles; (v) optimize the environment for vehicle use; (vi) enrich vehicle financing services.

In addition, various provinces and cities have also actively responded and introduced tailor-made local polices for promoting vehicle consumption. For example: (i) On April 27, 2022, the General Office of the Guangdong Province People’s Government issued the Notice on Several Measures for Further Promoting Consumption in Guangdong Province, which emphasizes to encourage vehicle consumption. Firstly, the special campaign for automobile “old for new” service will continue, and subsidies are granted to those who scrap or transfer out old vehicles with license plates registered in Guangdong under their names and buy new ones in their respective provinces with old-for-new promotion models and licensed in the province. Among which, subsidies for scraping old vehicles and purchasing new energy vehicles are RMB 10,000 per unit and for scraping old vehicles and purchasing ICE vehicles are RMB 5,000 per unit; subsidies for transferring out old cars and purchasing new energy vehicles are RMB 8,000 per unit and for transferring out old cars and purchasing ICE vehicles are RMB 3,000 per unit. Secondly, it encourages purchase of new energy vehicles. From May 1 to June 30, 2022, subsidies for individual consumers who purchase new energy vehicle models within the range of old-for-new promotion models in their respective provinces are RMB 8,000 per unit. Thirdly, it optimizes car purchase management. It further revises and improves the regulations on car purchase qualifications, and increases the number of vehicle incremental indicators; (ii) On May 24, 2022, the People’s Government of Hubei Province issued the Notice of the General Office of the Provincial People’s Government on the Issuance of Certain Measures to Accelerate the Recovery and Boosting of Consumption to encourage automobile consumption, the key measures include: (x) the implementation of a special campaign to exchange old vehicles for new ones from June to December 2022, which provides subsidies to individual consumers who scrap or transfer out old vehicles with Hubei license plates under their names while purchasing new vehicles in Hubei Province and registering them in the province, with the required funds to be shared among the provincial government and municipalities at 50% respectively. Among which: subsidies for scrapping old vehicles and purchasing new energy vehicles are RMB 8,000 per vehicle, and subsidies for scrapping old vehicles and purchasing ICE vehicles are RMB 3,000 per vehicle; subsidies for transferring out old vehicles and purchasing new energy vehicles are RMB 5,000 per vehicle, and subsidies for transferring out old vehicles and purchasing fuel vehicles are RMB 2,000 per vehicle. The tax reduction policy of reducing the VAT on second-hand vehicle transactions from 2% to 0.5% will be fully implemented to reduce the costs of second-hand vehicle trading and improve circulation efficiency. Vehicle production will be encouraged and trading enterprises are encouraged to adopt various methods to benefit consumers; (y) the organization and implementation of a new round of new energy vehicle introduction to the countryside; and (z) carrying out new energy vehicle promotion activities and the implementation of the existing national promotion subsidy and exemption from vehicle purchase tax policy for consumers (including business units) who purchase new energy vehicles.

Regulations on Value-Added Telecommunications Services

In 2000, the PRC State Council promulgated the PRC Telecommunications Regulations, or the Telecommunications Regulations, which was most recently amended on February 6, 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated on June 6, 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in September, 2000 and amended in January, 2011, and December 2024 and became effective as of January 20, 2025, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

According to the Provisions on the Administration of Mobile Internet Applications Information Services amended by CAC on June 14, 2022 and effective on August 1, 2022, CAC is in charge of the law enforcement of supervision and administration of the information contents of mobile internet apps nationwide; providers rendering permitted internet information services via mobile internet applications shall also be subject to information security requirements; and mobile internet application providers shall sign a service agreement to clarify the rights and obligations of both parties.

Under the 2024 Negative List, the provision of value-added telecommunications services falls into the restricted category (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) and the foreign shareholding ratio shall not exceed 50%.

BUSINESS OF UYSC

Unless the context requires otherwise, all references in this section to “UY Scuti Acquisition Corp.,” the “Company,” “we,” “us” or “our” refers to UY Scuti Acquisition Corp. prior to the consummation of the Business Combination.

Overview

We are a blank check company originally formed as a Cayman Islands exempted company on January 18, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. We have not commenced any operations nor generated any revenues to date. All activity for the period from January 18, 2024 (inception) through March 31, 2025, relates to our formation and the initial public offering (the “Initial Public Offering” or “IPO”) described below, and since the Initial Public Offering to our search for an initial business combination. We are also an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies. Our Sponsor is UY Scuti Investments Limited, a British Virgin Islands company, which was recently formed to invest in our company. Although our Sponsor is permitted to undertake any activities permitted under British Virgin Islands law and other applicable law, our Sponsor’s business is focused on investing in our company.

We believe that the members of our management team and Board of Directors have valuable and applicable experience for sourcing and analyzing potential acquisition candidates across various industries and on an international basis based upon their professional experience. Our former CEO, Jialuan Ma, has served as an independent director on the board of directors of Qomolangma Acquisition Corp. since August 2021 and as the chairman of the audit committee, compensation committee and nominating committee. On October 4, 2022, Qomolangma consummated its initial public offering of 5,000,000 units for total proceeds of $52.73 million. However, Qomolangma received a notification from Nasdaq on November 13, 2024 in connection with the delisting of its shares from Nasdaq, following which Qomolangma submitted a response on January 3, 2025 notifying Nasdaq that it will seek the voluntary delisting of it shares. On January 6, 2025, Qomolangma issued a press release to announce the notice to Nasdaq and that it will redeem all of its outstanding public shares of common stock effective as of December 27, 2024 and on February 3, 2025, it filed a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934. On August 6, 2026, Jialuan Ma resigned as UYSC’s chief executive officer and director. Sze Wai Lee has served as an independent director on the board of directors of Plutonian Acquisition Corp. from February 2022 to June 2024. He also served as the chairman of the audit committee. On November 15, 2022, Plutonian consummated its initial public offering of 5,750,000 units for total proceeds of $57.5 million. On October 9, 2023, Plutonian entered into an Agreement and Plan of Merger with Big Tree Cloud Holdings Limited (ticker: DSY), which transaction closed on June 6, 2024 with a redemption rate of 99.7%. The transaction consideration was $500 million. In addition, Ms. Yan Liang serves as the chief executive officer and director of Starry Sea Acquisition Corp., a special purpose acquisition corporation that consummated its initial public offering of 5,750,000 units for total proceeds of $57.5 million. on August 11, 2025. Other than Ms. Yan Liang, as our management and directors are not involved in other SPACs that are actively seeking for targets, we believe their fiduciary duties or contractual obligations with other SPAC companies will not materially affect our ability to complete our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination. In addition, our Sponsor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. However, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

Context and Competitive Advantage

Our efforts in identifying prospective target businesses will not be limited to a particular geographic region. We may pursue an initial business combination in any business or industry but expect to focus on a target in an industry where we believe our management team’s expertise will provide us with a competitive advantage. We will seek to capitalize on the strength of our management team. Our team consists of experienced professionals and senior operating executives. Collectively, our officers and directors have decades of experience in operating companies. We believe we will benefit from their accomplishments, and specifically their current and recent activities with companies in identifying attractive acquisition opportunities. However, there is no assurance that we will complete a business combination.

Investment Criteria

Our management team intends to focus on creating shareholder value by leveraging its experience in the management, operation and financing of businesses to improve the efficiency of operations while implementing strategies to scale revenue organically and/or through acquisitions. We have identified the following general criteria and guidelines, which we believe are important in evaluating prospective target businesses. While we intend to use these criteria and guidelines in evaluating prospective businesses, we may deviate from these criteria and guidelines should we see justification to do so.

●	Middle-Market Growth Business. We will primarily seek to acquire one or more growth businesses with a total enterprise value of between $200,000,000 and $400,000,000. We believe that there are a substantial number of potential target businesses within this valuation range that can benefit from new capital for scalable operations to yield significant revenue and earnings growth. We currently do not intend to acquire either a start-up company (a company that has not yet established commercial operations) or a company with negative cash flow.

●	Strong Management Teams with a Proven Track Record. We intend to seek candidates who have strong management teams with a proven track record of driving revenue growth, enhancing profitability and generating strong free cash flow. We will seek to partner with potential target’s management team and expect that the operating and financial abilities of our management and board will help a potential target company to unlock opportunities for future growth and enhanced profitability.

●	Business with Revenue and Earnings Growth Potential. We will seek to acquire one or more businesses that have the potential for significant revenue and earnings growth through a combination of both existing and new product development, increased production capacity, expense reduction and synergistic follow-on acquisitions resulting in increased operating leverage.

●	Companies with Potential for Strong Free Cash Flow Generation. We will seek to acquire one or more businesses that have the potential to generate strong, stable and increasing free cash flow. We intend to focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements. We may also seek to prudently leverage this cash flow in order to enhance shareholder value.

●	Benefit from Being a Public Company. We intend to only acquire a business or businesses that will benefit from being publicly traded and which can effectively utilize access to broader sources of capital and a public profile that are associated with being a publicly traded company.

These criteria are not intended to be exhaustive or exclusive. Any evaluation relating to the merits of a particular business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our Sponsor and management team may deem relevant.

Financial Position

As of June 30, 2026, we have $35,598,437 in investments held in the trust account. In connection with our Extraordinary General Meeting held on March 31, 2026, holders of 2,437,288 UYSC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25.3 million was removed from the Trust Account to pay such holders and approximately $33.9 million remains in the Trust Account.

With funds available for a business combination in our trust account, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Additionally, because we are a public company or because a target business may be an attractive investment opportunity for third parties or be financially financeable through a third-party traditional lender, we may be able to obtain additional financing from third parties in financing to satisfy cash needs of any target and its shareholders. Because we are able to complete our initial business combination using our cash, debt or equity securities, or additional financings or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business and its shareholders to fit their needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Offering Proceeds Held in Trust

Our Sponsor is UY Scuti Investments Limited, a British Virgin Islands company, which was recently formed to invest in our company. Although our Sponsor is permitted to undertake any activities permitted under British Virgin Islands law and other applicable law, our Sponsor’s business is focused on investing in our company. Qunxue Yin, the sole director of our Sponsor, holds voting securities in our Sponsor and has the power to vote or dispose of the securities. On August 2, 2024, we issued 1,725,000 ordinary shares (the “Founder Shares”) to the sponsor, UY Scuti Investments Limited, a British Virgin Islands company for an aggregate purchase price of $25,000, or approximately $0.01 per share. Due to a reduction in the offering size, we subsequently entered into an amended securities subscription agreement with our Sponsor pursuant to which 287,500 Founder Shares were cancelled such that our Sponsor owned an aggregate of 1,437,500 Founder Shares as of the closing of our IPO, of which, up to 187,500 shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. As the over-allotment option was exercised in full, none of the Founder Shares were forfeited. Subsequently, in August 2025, our Sponsor transferred an aggregate of 230,000 Founder Shares to our directors and officers.

On June 20, 2024, we issued a promissory note to the Sponsor pursuant to which the Sponsor agreed to loan us up to an aggregate amount of $500,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note was unsecured, interest-free and due on the earlier of: (i) December 31, 2024 or (ii) the date on which UYSC closes the IPO. On January 27, 2025, the Promissory Note was amended and restated to be payable on the earlier of (i) December 31, 2025, or (ii) the consummation of the offering. As of March 31, 2025 the principal amount due and owing under the Promissory Note was $337,584. The amount outstanding under the Promissory Note was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account.

In three closings on April 1, 2025, April 7, 2025, and April 9, 2025, we completed our IPO in which we sold an aggregate of 5,750,000 Units at a price of $10.00 per Unit for a total of $57,500,000 (including 750,000 Units from the exercise of the underwriters’ over-allotment option). Each Unit consists of one Ordinary Share, a par value $0.0001 per share, of our company and one right to receive one-fifth of one Ordinary Share upon the consummation of our initial business combination. Simultaneously with the consummation of the IPO and the sale of the Units, we consummated the private placement of 240,848 Units, each Private Unit consists of one Ordinary Share and one right to receive one-fifth of one Ordinary Share, to the Sponsor at a price of $10.00 per Private Unit, generating total proceeds of $2,408,480.

As of June 30, 2026, we had $8,807 of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of June 30, 2026, there was $35,598,437 held in the trust account.

The private units are identical to the units sold in the IPO except with respect to certain registration rights and transfer restrictions. Subject to certain limited exceptions, the sponsor and our directors and officers agree not to transfer, assign or sell any of the private units and underlying ordinary shares until the completion of our initial business combination. Subject to certain limited exceptions, the sponsor and our directors and officers have agreed not to transfer, assign or sell any of the Founder Shares until six months after the date of the consummation of the initial business combination or earlier if, subsequent to the initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing if the last reported sale price of our ordinary shares equal or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganization, recapitalizations and other similar transactions) for any 20 trading days within any 30 trading day period commencing at least 150 days after its initial business combination the Founder Shares will not be subject to such transfer restrictions.

Furthermore, the sponsor and our directors and officers have agreed (A) if we seek shareholder approval of a proposed business combination, then in connection with such proposed business combination, it, he or she shall (i) vote any ordinary shares owned by it, him or her in favor of any proposed business combination and (ii) not redeem any ordinary shares owned by it, him or her in connection with such shareholder approval, (B) if we engage in a tender offer in connection with any proposed business combination, it, he or she shall not sell any ordinary shares to us in connection therewith and (C) if we seek shareholder approval of any proposed amendment to our existing amended and restated memorandum and articles of association (the “Current Charter”) prior to the consummation of a business combination, it, he or she shall not redeem any shares owned by it, him or her in connection with such shareholder approval.

The Sponsor and each of our directors and officers also agreed not to propose any amendment to the Current Charter (i) that would affect the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete a business combination within the required time period described in the Current Charter or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay any taxes, divided by the number of then outstanding Public Shares. Further, the Sponsor and each of our directors and officers agreed that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of UYSC as a result of any liquidation of UYSC with respect to the Founder Shares held by it, him or her.

In accordance with our Current Charter, the amounts held in the trust account may only be used by us upon the consummation of a business combination, except that there can be released to us, from time to time, any interest earned on the funds in the trust account that it may need to pay its tax obligations. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and our liquidation.

As disclosed in our prospectus in relation to the IPO, we initially had until April 1, 2026, or 12 months from the closing of our IPO to consummate an initial business combination. Further, UYSC had the ability to extend the period of time to consummate a business combination up to two times, each by an additional three-months (for a total of up to 18 months to complete a business combination). On March 31, 2026, UYSC held the Extraordinary General Meeting at which its shareholders approved the Charter Amendment Proposal and Trust Amendment Proposal. These proposals provided that UYSC may extend the date by which it must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, subject to the Sponsor (or its designee) depositing $450,000 into the Trust Account for each extension period. On March 31, 2026, a designee of the Sponsor, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the first three-month extension period. This loan is evidenced by the Extension Note, which is non-interest bearing and payable upon the consummation of the initial business combination through the conversion of the principal amount into units of UYSC’s securities, with each unit consisting of one UYSC Ordinary Shares and one right to receive one-fifth of one UYSC Ordinary Share. On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that UYSC has to consummate a business combination for the second three-month extension period. If we do not complete a business combination, we will not repay such loans. The Sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time to complete the initial business combination. Our shareholders will not be able to vote on or redeem their shares in connection with any such extension.

The funds in the trust account will be (i) invested only in cash or U.S. government treasury bills with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations and/or (ii) deposited in an interest-bearing demand deposit account at a U.S. chartered commercial bank with consolidated assets of $100 billion or more. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned in the trust account (which interest shall be net of permitted withdrawals), if any, to complete our initial business combination.

UY Scuti’s units, ordinary shares, and rights are each quoted on Nasdaq, under the symbols “UYSCU”, “UYSC”, and “UYSCR”, respectively. Our units commenced trading on Nasdaq on March 31, 2025. The ordinary shares and public rights underlying the units sold in the IPO commenced trading separately on May 27, 2025 on Nasdaq.

2026 Extraordinary General Meeting

On March 31, 2026, UYSC held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, holders of UYSC’s outstanding ordinary shares considered three proposals:

(i)

a proposal, by special resolution, to amend UYSC’s Second Amended and Restated Memorandum and Articles of Association (the “Charter”) to extend the date by which UYSC must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, provided that UYSC’s Sponsor or its designees cause to be deposited to the Trust Account the amount provided for in the Trust Agreement and that the Charter be amended to provide that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Charter Amendment Proposal”);

(ii)	a proposal to amend the Investment Management Trust Agreement, dated as of March 31, 2025, with Continental Stock Transfer & Trust Company (the “Trust Agreement”), to extend the period of time within which it must complete a business combination from two times, each by an additional three-month period to October 1, 2026, to a total of four times, each by an additional three-month period (each an “Extension Period”), or April 1, 2027, provided that the Sponsor and/or its designees deposit $450,000 into the UYSC’s Trust Account for each Extension Period and to provide that (x) if the extension fee is not timely deposited into the Trust Account, UYSC shall have a period of thirty (30) days to pay any applicable past due payment for the extension fee and if it fails to make any applicable past due payment during the cure period, then it shall promptly liquidate the Trust Account and the property in the Trust Account shall be distributed to the public shareholders and (y) that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Trust Amendment Proposal”); and.

(iii)	a proposal, by ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary (the “Adjournment Proposal”).

UYSC’s shareholders approved each of the proposals presented at the Extraordinary General Meeting. However, as there were sufficient votes to approve the Charter Amendment Proposal and the Trust Amendment Proposal, the adjournment of the Extraordinary General Meeting was neither necessary nor appropriate and therefore was not implemented. In connection with the shareholder votes at the Extraordinary General Meeting, holders of 2,437,288 UYSC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25,302,078 was removed from the Trust Account to pay such holders. Following these redemptions, UYSC had 5,221,060 Ordinary Shares, including 3,312,712 Public Shares, outstanding.

Business Combination Activities

On July 18, 2025, we entered into the Original Merger Agreement with Isdera Group, a Cayman Islands company, a company that shall become the parent company of Xinghui Technology, a company in the business of designing automobiles in the People’s Republic of China, and Xinghui Technology’s Principal Shareholders for a business combination. On September 22, 2026, the necessary parties to the Original Merger Agreement entered into the First Amendment to the Original Merger Agreement. The Merger Agreement contemplates that (i) we will form the Purchaser as a Cayman Islands exempted company and a wholly-owned subsidiary and (ii) the Purchaser shall form Merger Sub as a Cayman Islands exempted company and a wholly-owned subsidiary for the purposes of consummating the business combination transactions described in the Merger Agreement. Pursuant to the Merger Agreement, we will merge with and into the Purchaser, resulting in our shareholders becoming shareholders of the Purchaser and concurrently therewith, Merger Sub will merge with and into Isdera Group, with Isdera Group surviving the merger and resulting in the Purchaser acquiring 100% of the issued and outstanding equity securities of Isdera Group. Pursuant to the Merger Agreement, the aggregate consideration to be paid to Isdera Group shareholders for the Acquisition Merger is such number of newly issued PubCo Ordinary Shares determined by dividing the net value of Isdera Group, which was agreed to be $920,000,000, by $10.00 per share. Concurrently with the execution of the Merger Agreement, a principal shareholder of Isdera Group entered into a company shareholder support agreement with the Company, pursuant to which such shareholder of Isdera Group agreed not to transfer its shares of Isdera Group and to vote in favor of the business combination, subject to the terms of such company shareholder support agreement.

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding Public Shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $[●] per public share. The per-share amount we will distribute to investors who properly redeem their shares are not subject to reduction by deferred underwriting commissions. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their Redemption Rights with respect to their Founder Shares, private placement shares and any Public Shares they may hold in connection with the completion of our initial business combination.

Manner of Conducting Redemptions

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. Shareholders will not be granted any right to redeem their securities in connection with any decision by us to extend the time frame to complete a business combination to April 1, 2027.

The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under the law or stock exchange listing requirement. Under Nasdaq rules, asset acquisitions and stock purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC unless shareholder approval is required by law or stock exchange listing requirement or we choose to seek shareholder approval for business or other legal reasons. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq rules.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulates issuer tender offers; and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, we or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our ordinary shares in the open market if we elect to redeem our Public Shares through a tender offer, to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than a specified number of Public Shares which are not purchased by our Sponsor, which number will be based on the requirement that we may not redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If Public Shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

If, however, shareholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our Public Shareholders with the Redemption Rights described above upon completion of the initial business combination.

If we seek shareholder approval, unless otherwise required by applicable law, regulation or stock exchange rules, we will complete our initial business combination only if we receive approval pursuant to an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the shareholders who attend and vote at a general meeting of the company. In such case, our Sponsor and each member of our management team have agreed to vote their Founder Shares and Public Shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of our initial business combination (except that any Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction). For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our initial shareholders’ Founder Shares and representative shares, we would need 1,920,827, or 33.4%, of the 5,750,000 Public Shares sold in the Initial Public Offering to be voted in favor of an initial business combination in order to have our initial business combination approved. Assuming that only the holders of a majority of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association vote their shares at a general meeting of UYSC, we will only need 6,240 of the Public Shares sold in the IPO in addition to our Founder Shares and representative shares to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, which requires the affirmative vote of at least two-thirds of the majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. These quorum and voting thresholds and the agreement of our initial shareholders may make it more likely that we will consummate our initial business combination. Each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the Record Date for the general meeting held to approve the proposed transaction.

Our amended and restated memorandum and articles of association provides that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules). In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof.

Limitation on Redemption If We Seek Shareholder Approval

Notwithstanding the foregoing, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as the “Excess Shares.” We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their Redemption Rights against a proposed business combination as a means to force us or our Sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its Redemption Rights if such holder’s shares are not purchased by us or our Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in the IPO, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our Sponsor, officers and directors have, pursuant to a letter agreement entered into with us, waived their right to have any Founder Shares or Public Shares held by them redeemed in connection with our initial business combination. Unless any of our other affiliates acquires Founder Shares through a permitted transfer from an initial shareholder, and thereby becomes subject to the letter agreement, no such affiliate is subject to this waiver. However, to the extent that any such affiliate acquires Public Shares in the IPO or thereafter through open market purchases, it would be a public shareholder and restricted from seeking Redemption Rights with respect to any Excess Shares.

Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights

We may require our Public Shareholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates (if any) to our Transfer Agent prior to the date set forth in the tender offer documents, or up to two business days prior to the vote on the proposal to approve the business combination in the event we distribute proxy materials, or to deliver their shares to the Transfer Agent electronically using The Depository Trust Company’s DWAC (Deposit/ Withdrawal At Custodian) System, rather than simply voting against the initial business combination. The tender offer or proxy materials, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring Public Shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its Redemption Rights. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a shareholder vote, a final proxy statement would be mailed to Public Shareholders at least 20 days prior to the shareholder vote. However, we expect that a draft proxy statement would be made available to such shareholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The Transfer Agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise Redemption Rights to tender their shares. The need to deliver shares is a requirement of exercising Redemption Rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect Redemption Rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her Redemption Rights. After the business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder then had an “option window” after the completion of the business combination during which he or she could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the Redemption Rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become “option” rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of Redemption Rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the Transfer Agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our Public Shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our Public Shareholders who elected to exercise their Redemption Rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares. If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until the end of the completion window.

Redemption of Public Shares and Liquidation if No Initial Business Combination

After the approval of the Charter Amendment Proposal and Trust Amendment Proposal at our Extraordinary General Meeting held on March 31, 2026, we have only until April 1, 2027, assuming that we fully extend the period of time to consummate a business combination, to complete our initial business combination. If we are unable to complete our initial business combination within such time frame, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of income taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no Redemption Rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the aforementioned time period.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any Founder Shares and private placement shares held by them if we fail to complete our initial business combination within the completion window. However, if our Sponsor or any of our officers and directors acquires Public Shares after the Initial Public Offering, it will be entitled to liquidating distributions from the trust account with respect to such Public Shares if we fail to complete our initial business combination within the completion window.

Our Sponsor, officers and directors agreed, pursuant to a letter agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination or to redeem 100% of our Public Shares if we have not consummated our initial business combination within the completion window or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless we provide our Public Shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals), divided by the number of then outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our Public Shares.

We expect that all costs and expenses associated with implementing our plan of liquidation, as well as payments to any creditors, will be funded from amounts held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the IPO and the sale of the private placement units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $[●] (subject to additional increases per public share in the event that our Sponsor elects to extend the period of time to consummate a business combination). The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $[●]. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $[●] per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy their indemnity obligations and believe that our Sponsor’s only assets are securities of our company. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $[●] per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $[●] per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of costs and expenses incurred in connection with our liquidation, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of costs and expenses incurred in connection with our liquidation, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $[●] per share to our Public Shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the trust account only upon the earlier of (i) the completion of our initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within the Prescribed Time Frame or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of our Public Shares if we are unable to complete our initial business combination within the prescribed time frame, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its Redemption Rights described above.

Facilities

We currently maintain our executive offices at 39 E Broadway, Suite 603, New York, NY 10002. The cost for this space is included in the $10,000 per month fee that we will pay an affiliate of our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

Employees

We currently have two executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that our officers or any other members of our management team will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UYSC

The following discussion and analysis of UYSC’s financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. UYSC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context requires otherwise, all references in this section to “UY Scuti Acquisition Corp.,” the “Company,” “we,” “us” or “our” refers to UY Scuti Acquisition Corp. prior to the consummation of the Business Combination.

Overview

We are a blank check company incorporated in the Cayman Islands and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

We intend to effectuate our initial business combination using cash from the proceeds of the Initial Public Offering and the sale of the private placement units, and the proceeds of potential sales of our securities in connection with our initial business combination, debt or a combination of cash, stock and debt. We expect to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Pursuant to our amended and restated memorandum and articles of association, as amended and restated from time to time, if we are unable to complete our initial business combination within the completion window of twelve (12) months from the consummation of our IPO, subject to our ability to extend such time period by up to twelve (12) months, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of amounts withdrawn to pay our income taxes), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the initial public offering and subsequent to our initial public offering, identifying a target company for an initial business combination, entering into the Merger Agreement with Isdera Group Limited, and taking actions in connection with the business combination contemplated by the Merger Agreement. Following the initial public offering, we will not generate any operating revenue until after completion of our initial business combination. We generated non-operating income in the form of interest income on investments held in trust and cash. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting, and auditing compliance), as well as for due diligence expenses related to our initial business combination.

For the three months ended June 30, 2026, we had a net income of $164,865, which consists of interest earned on cash held in the Trust Account of $302,840, offset by operating costs of $137,975.

For the three months ended June 30, 2025, we had net income of $332,078, which consists of operating costs of $234,453, offset by interest earned on cash held in the Trust Account of $566,531.

Recent Developments

Business Combination Agreement

On July 18, 2025, UYSC entered into the Original Merger Agreement with Isdera Group Limited, a Cayman Islands company (“Isdera Group”), a company that shall become the parent company of Xinghui Automotive Technology (Hainan) Co., Ltd, which is in the business of designing automobiles in the People’s Republic of China (“Xinghui Technology”), and Xinghui Technology’s Principal Shareholders for a business combination. The Original Merger Agreement contemplates that (i) UYSC shall form the Purchaser in the Cayman Islands as an exempted company and a wholly-owned subsidiary and (ii) the Purchaser shall form a company in the Cayman Islands as an exempted company and a wholly-owned subsidiary (the “Merger Sub”) for the purposes of consummating the business combination transactions described in the Original Merger Agreement. Pursuant to the Original Merger Agreement, UYSC will merge with and into the Purchaser, resulting in its shareholders becoming shareholders of the Purchaser and concurrently therewith, Merger Sub will merge with and into Isdera Group, with Isdera Group surviving the merger and resulting in the Purchaser acquiring 100% of the issued and outstanding equity securities of Isdera Group (the “Acquisition Merger”). Pursuant to the Original Merger Agreement, the aggregate consideration to be paid to Isdera Group Shareholders for the Acquisition Merger is such number of newly issued PubCo Ordinary Shares determined by dividing the net value of Isdera Group, which was agreed to be $1,000,000,000, by $10.00 per share (the “Closing Payment Shares”). Concurrently with the execution of the Origial Merger Agreement, a principal shareholder of Isdera Group entered into a support agreement with UYSC, pursuant to which such shareholder of Isdera Group agreed not to transfer its shares of Isdera Group and to vote in favor of the Business Combination, subject to the terms of such shareholder support agreement. On September 22, 2026, the necessary parties to the Original Merger Agreement entered into the First Amendment to the Original Merger Agreement pursuant to which, the parties agreed to adjust the total consideration to be paid to Isdera Group Shareholders for the Acquisition Merger to be $920,000,000.

Sponsor Loan

On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to Sponsor. The Sponsor 2025 Note bears no interest and initially provided that UYSC shall repay the principal balance on the earlier of: (i) March 31, 2026 or (ii) the date on which UYSC consummates a business combination. The principal balance may be prepaid at any time. Once an amount is drawn down under the Note, it shall not be available for future drawdown requests even if prepaid. The Sponsor 2025 Note was subject to customary events of default, the occurrence of certain of which entitles the Sponsor to declare, by written notice to UYSC, the unpaid principal balance thereon and all other sums payable with regard to the Sponsor 2025 Note becoming due and payable within five (5) business days. Further, at any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. The terms of the units are identical to the private placement units sold by UYSC simultaneously with the closing of its initial public offering. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Note has the same terms as the Sponsor 2025 Note.

2026 Extraordinary General Meeting

On March 31, 2026, UYSC held the Extraordinary General Meeting. At the Extraordinary General Meeting, holders of UYSC’s outstanding ordinary shares considered three proposals:

(i)

a proposal, by special resolution, to amend UYSC’s Second Amended and Restated Memorandum and Articles of Association (the “Charter”) to extend the date by which UYSC must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, provided that UYSC’s Sponsor or its designees cause to be deposited to the Trust Account the amount provided for in the Trust Agreement and that the Charter be amended to provide that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Charter Amendment Proposal”);

(ii)	a proposal, by at least fifty percent (50%) of the outstanding UYSC Ordinary Shares, to amend the Investment Management Trust Agreement, dated as of March 31, 2025, with Continental Stock Transfer & Trust Company (the “Trust Agreement”), to extend the period of time within which it must complete a business combination from two times, each by an additional three-month period to October 1, 2026, to a total of four times, each by an additional three-month period (each an “Extension Period”), or April 1, 2027, provided that the Sponsor and/or its designees deposit $450,000 into UYSC’s Trust Account for each Extension Period and to provide that (x) if the extension fee is not timely deposited into the Trust Account, UYSC shall have a period of thirty (30) days to pay any applicable past due payment for the extension fee and if it fails to make any applicable past due payment during the cure period, then it shall promptly liquidate the Trust Account and the property in the Trust Account shall be distributed to the public shareholders and (y) that UYSC will not withdraw any amounts out of the interest from the Trust Account to pay its dissolution expenses (the “Trust Amendment Proposal”); and.

(iii)	a proposal, by ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary (the “Adjournment Proposal”).

UYSC’s shareholders approved each of the proposals presented at the Extraordinary General Meeting. However, as there were sufficient votes to approve the Charter Amendment Proposal and the Trust Amendment Proposal, the adjournment of the Extraordinary General Meeting was neither necessary nor appropriate and therefore was not implemented.

In connection with the Charter Amendment Proposal and Trust Amendment Proposal, we agreed that (i) if we extend the time period within which to consummate a business combination and contribute the revised extension fee to the Trust Account in connection with such election, we intend to file a Current Report on Form 8-K to disclose such event and (ii) if the shareholders approve the Charter Amendment Proposal and the Trust Amendment Proposal, we would not seek another shareholder vote to approve a further change to the terms and conditions concerning extending the time period within which to consummate a business combination.

In connection with the shareholder votes at the Extraordinary General Meeting, holders of 2,437,288 UYSC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25,302,078 was removed from the Trust Account to pay such holders. Following these redemptions, UYSC had 5,221,060 Ordinary Shares, including 3,312,712 Public Shares, outstanding.

Extension Loan

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned UYSC the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that it has to consummate a Business Combination for the first three-month extension period. On April 25, 2026, UYSC issued the Extension Note to the lender to evidence the loan. The Extension Note bears no interest and provides that UYSC shall repay the outstanding principal on the date on which it consummates a business combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of UYSC’s securities at a conversion price of $10.00 per unit, with each unit consisting of one UYSC Ordinary Share and one right to receive one-fifth of one UYSC Ordinary Share.

Further, on June 30, 2026, we caused an additional amount of $450,000 to be deposited into the Trust Account in order to further extend the time that we have to consummate our initial business combination to October 1, 2026. The second extension payment was loaned to us by Isdera HK Limited, an affiliate of Isdera Group.

Liquidity and Capital Resources

As of June 30, 2026, we had $8,807 in cash and cash equivalents held outside of the Trust Account, a working capital deficit of $1,640,146 and a shareholders’ deficit of $1,640,146. As of March 31, 2026, we had $8,846 in cash and cash equivalents held outside of the Trust Account, a working capital deficit of $1,052,099 and a shareholders’ deficit of $1,036,501. For the three months ended June 30, 2026, we had a net income of $164,865, which consists of interest earned on cash held in the Trust Account of $302,840, offset by operating costs of $137,975. For the three months ended June 30, 2026, we had a negative cash flow from operating activities of $39. For the fiscal year ended March 31, 2026, we had a negative cash flow from operating activities of $843,315. We have incurred and expect to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Our liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Founder Shares and the loan under an unsecured promissory note from the Sponsor of $500,000. In connection with the closing of our IPO, the approximately $337,584 drawn down under the unsecured promissory note was repaid in full.

On April 1, 2025, we consummated the initial closing of our IPO of 5,000,000 units (the “Units”), at $10.00 per Unit, generating gross proceeds of $50,000,000. In connection with the IPO, the underwriters were granted a 45-day option (the “Over-Allotment Option”) to purchase up to 750,000 additional units to cover over-allotments (the “Option Units”), if any. In two separate closings of the Over-Allotment Option on April 7, 2025 and April 9, 2025, we sold an additional 750,000 Option Units at a price of $10.00 per Option Unit and raised additional gross proceeds of $7,500,000.

Simultaneously with the closing of our IPO, including the full exercise of the Over-Allotment Option, we consummated the sale of 240,848 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating total gross proceeds of $2,408,840, including the cancellation of $337,500 of indebtedness. Each Private Placement Unit consists of one ordinary share and one right to receive one-fifth (1/5th) of one ordinary share. The Private Placement was conducted as a non-public transaction and, as a transaction by an issuer not involving a public offering, is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(a)(2) of the Securities Act.

Upon the closing of the IPO and the private placement, a total of $57,500,000 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. Except for the withdrawal of interest earned on the amounts in the trust account to fund UYSC’s taxes, if any, or upon the redemption by public shareholders of Ordinary Shares in connection with certain amendments to UYSC’s amended and restated memorandum and articles of association, none of the funds held in the trust account will be released until the completion of UYSC’s initial business combination or the redemption by the Company of 100% of the outstanding Ordinary Shares issued by the Company in the Initial Public Offering if it does not consummate an initial business combination within the Business Combination Period provided for in the Current Charter.

We intend to use substantially all of the net proceeds of the IPO and the private placement, including the funds held in the Trust Account, in connection with our initial business combination and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to affect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

UYSC will use funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. We also have ongoing professional and other costs to maintain our reporting, listing, compliance and administrative requirements of being a publicly traded company. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision, a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

UYSC currently believes that it does not need additional capital to satisfy its liquidity needs beyond the net proceeds from the consummation of the IPO and the proceeds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Initial Business Combination. However, if UYSC’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, UYSC may have insufficient funds available to operate its business prior to its initial business combination. Moreover, UYSC may need to obtain additional financing either to complete its initial business combination or because UYSC becomes obligated to redeem a significant number of its public shares upon completion of its initial business combination, in which case UYSC may issue additional securities or incur debt in connection with such business combination. UYSC’s sponsor, an affiliate of UYSC’s sponsor or UYSC’s officers and directors may, but none of them is obligated to, loan UYSC funds as may be required to fund UYSC’s working capital requirements. If UYSC completes its initial business combination, UYSC would repay such loaned amounts out of the proceeds of the trust account released to UYSC. In the event that UYSC’s initial business combination does not close, UYSC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from UYSC’s trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit. Such units would be identical to the private placement units issued to UYSC’s sponsor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. UYSC does not expect to seek loans from parties other than UYSC’s sponsor, an affiliate of UYSC’s sponsor or UYSC’s officers and directors, if any, as UYSC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in UYSC’s trust account. In addition, if UYSC raises additional funds through equity or convertible debt issuances, UYSC’s public shareholders may suffer significant dilution, and these securities could have rights that rank senior to UYSC’s public shares. If UYSC raises additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to UYSC’s equity securities and could contain covenants that restrict UYSC’s operations.

UYSC has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with UYSC’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that as of March 31, 2026, that UYSC has sufficient funds for the working capital needs of UYSC until a minimum of one year from the date of issuance of these financial statements. UYSC cannot assure that its plans to consummate an initial business combination will be successful. In addition, if UYSC is unable to complete a Business Combination within the Combination Period, UYSC’s board of directors would proceed to commence voluntary liquidation and thereby a formal dissolution of UYSC. There is no assurance that UYSC’s plans to consummate a Business Combination will be successful within the time period UYSC has to complete its initial business combination. As a result, management has determined that such an additional condition also raises substantial doubt about UYSC’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Going Concern Consideration

As of June 30, 2026, we had $8,807 in cash and cash equivalents held outside of the Trust Account, a working capital deficit of $1,640,146 and a shareholders’ deficit of $1,640,146. For the three months ended June 30, 2026, we had a net income of $164,865, which consists of interest earned on cash held in the Trust Account of $302,840, offset by operating costs of $137,975. For the three months ended June 30, 2026, we had a negative cash flow from operating activities of $39.

Subsequent to the consummation of the IPO, our liquidity requirements have been satisfied through the net proceeds from the IPO and the Private Placement. We have incurred, and expect to continue to incur, significant professional fees and costs to maintain our status as a publicly traded company, as well as significant transaction costs in connection with pursuing the consummation of a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, on September 12, 2025, we issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to our Sponsor. The Note bears no interest and after giving effect to the amendment to the Sponsor 2025 Note as provided for in the Amended 2025 Note, it is repayable by us to the Sponsor in full on the earlier of (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. The principal balance may be prepaid at any time. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Note into units of our securities at a conversion price of $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026, the principal amount due and owing under the Sponsor 2025 Note was $469,053.

Our Amended and Restated Memorandum and Articles of Association originally provided that we will have until 12 months from the closing of our IPO, or up to 18 months from the closing of the IPO, to consummate an initial business combination. Following the approval of the Charter Amendment Proposal and Trust Amendment Proposal at our Extraordinary General Meeting held on March 31, 2026, if we do not consummate an initial business combination by April 1, 2027, we will be required to redeem the public shares and thereafter liquidate and dissolve. Accordingly, there is a possibility that an initial business combination may not be completed within the prescribed period of time.

In connection with our assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that if we are unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that we cease all operations, redeem the public shares, and thereafter liquidate and dissolve raises substantial doubt about our ability to continue as a going concern within one year after the date the unaudited financial statements are issued. The unaudited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company currently believes that it does not need additional capital to satisfy its liquidity needs beyond the net proceeds from the consummation of the IPO, the proceeds held outside of the Trust Account, and as discussed above, amounts available to us under the Promissory Note II (defined above) for paying existing accounts payable, identifying and evaluating prospective business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Initial Business Combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Our sponsor, an affiliate of our sponsor or our officers and directors may, but none of them is obligated to, loan us funds as may be required to fund our working capital requirements. If we complete our initial business combination, we will repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement units at a price of $10.00 per unit. Such units would be identical to the private placement units issued to our sponsor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. In addition, if we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution, and these securities could have rights that rank senior to our public shares. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to our equity securities and could contain covenants that restrict our operations.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2026. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services, provided to the Company. We began incurring these fees on April 1, 2025 and will continue to incur these fees monthly until the earlier of the completion of a Business Combination or the Company’s liquidation.

Underwriting Agreement

The underwriters of UYSC’s IPO, Maxim Group, LLC (“Maxim”), were entitled to a cash underwriting discount of 1.75% of the gross proceeds of the IPO, or $875,000 (or $1,006,250 including the full exercise of the Over-Allotment Option). Additionally, UYSC issued the underwriter 4% of the gross proceeds of the IPO as underwriting discounts and commissions in the form of Representative Shares at a price of $10.00 per ordinary share, which equaled 200,000 shares (or 230,000 shares if the underwriter’s overallotment option is exercised in full) upon the consummation of the IPO.

In connection with the closing of the IPO, UYSC issued 200,000 Representative Shares to the underwriter. In connection with the issuance and sales of the Option Units, UYSC issued an additional 30,000 Representative Shares to Maxim, the representative of the underwriters.

Registration Rights

Pursuant to an agreement entered into on March 31, 2025, our initial shareholders are entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Financial Advisor Agreement

We entered into the Keltwin Advisory Agreement with Keltwin International Limited dated June 23, 2025, which was subsequently amended on July 1, 2026. Pursuant to the Advisory Agreement, we engaged Keltwin International Limited to provide us with consultancy services including assistance in valuing, structuring and negotiating the terms for a transaction and assistance in the preparation of its proxy statement, registration statement, and/or other documents related to a business combination transaction. In consideration of such services, Keltwin International Limited agreed to be paid in 4,324,000 PubCo Class A Ordinary Shares upon the closing of the business combination transaction. The shares issuable to Keltwin International Limited are subject to a six-month lock-up period commencing on the closing date of the business combination transaction. Further, Keltwin International Limited was granted registration rights pursuant to which the shares issuable to them will either be included in the registration statement filed with the SEC in connection with the closing of the business combination or in a registration statement to be filed within thirty (30) days following the closing of the business combination covering the resale of such shares.

Critical Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The accompanying audited financial statements as of March 31, 2026 has been prepared in accordance with U.S. GAAP and the rules of the SEC.

Emerging Growth Company

UYSC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. UYSC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, UYSC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of UYSC’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Ordinary Shares Subject to Possible Redemption

All of the 5,750,000 ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with UYSC’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to UYSC’s amended and restated certificate of incorporation.

UYSC accounted for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) were classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features Redemption Rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within UYSC’s control) were classified as temporary equity. At all other times, ordinary shares were classified as stockholders’ equity. In accordance with ASC 480-10-S99, UYSC classified the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within its control.

Given that the 5,750,000 ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, UYSC has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. UYSC has elected to recognize the changes in redemption value as a deemed dividend and charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital, over an expected 12-month period, which is the initial period that UYSC has to complete a Business Combination.

Use of Estimates

In preparing these unaudited condensed financial statements in conformity with U.S. GAAP, UYSC’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Income Taxes

UYSC follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on UYSC. Consequently, income taxes are not reflected in UYSC’s financial statements.

Earnings (Loss) Per Ordinary Share

UYSC complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The unaudited condensed statements of operations and comprehensive income and loss include a presentation of earnings (loss) per redeemable share and earnings (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, UYSC first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. UYSC then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the shares subject to possible redemption was considered to be dividends paid to the public shareholders. For the fiscal year ended March 31, 2026 and for the three months ended June 30, 2026, UYSC did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of UYSC. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of UYSC. Unobservable inputs reflect UYSC’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that UYSC has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of UYSC’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. The carrying amounts reported in the balance sheet for cash and cash equivalents, marketable securities held in trust account, accounts payable and accrued expenses and due to related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on UYSC’s unaudited condensed financial statement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2026 gives pro forma effect to the Business Combination as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the fiscal year ended March 31, 2026, give pro forma effect to the Business Combination as if they had occurred as of the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet is presented as of March 31, 2026 and the unaudited pro forma combined statements of operations are presented for the fiscal year ended March 31, 2026.

This information should be read together with Isdera Group’s and UYSC’s audited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UYSC”, and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2026 has been prepared using the following:

●	Isdera Group’s historical consolidated balance sheet as of March 31, 2026 and the related notes included elsewhere in this proxy statement/prospectus; and

●	UYSC’s historical balance sheet as of March 31, 2026 and the related notes as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of operations for the year ended March 31, 2026 has been prepared using the following:

●	Isdera Group’s historical audited combined statement of operations for the year ended March 31, 2026 and the related notes included elsewhere in this proxy statement/prospectus; and

●	UYSC’s historical audited combined statement of operations for the year ended March 31, 2026 and the related notes included elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Business Combination

UYSC has entered into the Original Merger Agreement with Isdera Group Limited, dated as of July 18, 2025, which provides for a Business Combination between UYSC and Isdera Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Isdera Group”). On September 22, 2026, the necessary parties to the Original Merger Agreement entered into the First Amendment to the Original Merger Agreement (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of UYSC, UYSC will merge with and into its wholly owned subsidiary, Isdera Inc, an exempted company incorporated under the laws of the Cayman Islands (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “SPAC Merger”); and (ii) promptly after the SPAC Merger, Isdera Technology Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub”), will be merged with and into Isdera Group, with Isdera Group remaining as the surviving entity, resulting in Isdera Group being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among UYSC, Isdera Group, Xinghui Automotive Technology (Hainan) Co., Ltd. (“Xinghui Technology”), Jianxun Kou, Shuyan Wang, and Wenfang Song, individuals, solely in their capacity as the shareholder representative of Xinghui Technology, Songze Shares Ltd., Wenyuan Holdings Ltd., and Shuyan Holdings Ltd., (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), and Wenfang Song, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholder. Pursuant to the Merger Agreement, the aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $920,000,000, payable to the Isdera Group Shareholders in the form of newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the Isdera Group Shareholders at the Closing (as defined below), of 92,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”).

Upon the Closing of the Business Combination, the ordinary shares of PubCo will be comprised into class A ordinary shares of a par value of US$0.0001 each (“PubCo Class A Ordinary Shares”) and class B ordinary shares of a par value of US$0.0001 each (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of PubCo and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of PubCo. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the holder’s election, and such conversion is not mandatory. In no event shall PubCo Class A Ordinary Shares be convertible into PubCo Class B Ordinary Shares. Only PubCo Class A Ordinary Shares will be tradable on the Nasdaq Stock Market immediately after the closing of the Business Combination. At the Closing of the Business Combination, the former UYSC shareholders will receive the consideration specified below and the former shareholders of Isdera Group will receive an aggregate of 80,950,283 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP standards. Under this method of accounting, UYSC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of Isdera Group expecting to have a majority of the voting power of the post-combination company, Isdera Group Senior Management comprising substantially all of the Senior Management of the post-combination company, the relative size of Isdera Group compared to UYSC, and Isdera Group operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing stock for the net assets of UYSC, accompanied by a recapitalization. The net assets of UYSC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Isdera Group.

Basis of Pro Forma Presentation

The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Isdera Group and UYSC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to PubCo and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of UYSC ordinary shares:

Scenario 1 — Assuming No Redemptions: This scenario assumes that except for redemption of 2,437,288 UYSC ordinary shares settled in April 2026, the shareholders of UYSC do not exercise their Redemption Rights, UYSC ordinary shares previously subject to redemption for cash amounting to approximately $35.6 million would be transferred to shareholders’ equity;

Scenario 2 — Assuming 50% Redemptions: This scenario assumes that 4,093,644 ordinary shares of UYSC subject to redemption, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed for an aggregate payment of approximately $43.1 million, which is the aggregation of 2,437,288 UYSC ordinary shares in March 2026 plus 50% of the number of UYSC outstanding ordinary shares at 1,656,356; and

Scenario 3 — Assuming Maximum Contractual Redemptions: This scenario assumes that 4,356,753 ordinary shares of UYSC subject to redemption, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed for an aggregate payment of approximately $45.9 million, which is the maximum permitted amount of redemptions so that our net tangible assets will not be less than $5,000,001 upon consummation of our initial business combination.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are approximately 92,000,000 PubCo Ordinary Shares, consisting of 80,950,283 PubCo Class A Ordinary Shares and 11,049,717 PubCo Class B Ordinary Shares, to be issued to the shareholders of Isdera Group, based on the price of $10.00 per share.

The pro forma combined financial statements do not take into consideration of the PubCo Ordinary Shares to be issued in connection with any private placement investments. Neither Isdera Group nor UYSC expects to consummate any private placement investment prior to the consummation of the Business Combination.

Upon the completion of the Business Combination, assuming, among other things, that the shareholders of UYSC do not exercise Redemption Rights, Public Shareholders of UYSC, the Sponsor and other UYSC’s Initial Shareholders, and the shareholders of Isdera Group will own approximately.

Upon the completion of the Business Combination, assuming, among other things, that the shareholders of UYSC do not exercise Redemption Rights, Public Shareholders of UYSC, the Sponsor and other UYSC’s Initial Shareholders, and the shareholders of Isdera Group will own approximately 4.2%, 1.5% and 85.9% of the outstanding shares of PubCo, respectively, with such percentages calculated assuming that the shareholders of Isdera Group and their affiliates receive approximately 92,000,000 PubCo Ordinary Shares, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements.

If 4,093,644 of UYSC ordinary shares, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed, Public Shareholders of UYSC, the Sponsor and other UYSC’s Initial Shareholders and the shareholders of Isdera Group are expected to own approximately 2.7%, 1.5% and 87.3%, respectively, of the PubCo Ordinary Shares. As such, the shareholders of UYSC who do not redeem their UYSC ordinary shares will experience immediate and material dilution following the consummation of the Business Combination.

If 4,356,753 of UYSC ordinary shares, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed, Public Shareholders of UYSC, the Sponsor and other UYSC’s Initial Shareholders and the shareholders of Isdera Group are expected to own approximately 2.4%, 1.5% and 87.6%, respectively, of the PubCo Ordinary Shares. As such, the shareholders of UYSC who do not redeem their UYSC ordinary shares will experience immediate and material dilution following the consummation of the Business Combination.

The following table provides a pro forma summary of the PubCo Ordinary Shares that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on March 31, 2026.

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
Isdera Group Shareholders	92,000,000	85.9	92,000,000	87.3	92,000,000	87.6
UYSC Public Shareholders	4,462,712	4.2	2,806,356	2.7	2,543,247	2.4
UYSC Initial Shareholders	1,726,517	1.5	1,726,517	1.5	1,726,517	1.5
Others (a)	8,908,000	8.4	8,908,000	8.5	8,908,000	8.5
Total Ordinary Shares	107,097,229	100.00	105,440,873	100.00	105,177,764	100.00

(a)	Others was comprised of 230,000 Representative Shares, 4,324,000 ordinary shares to be issued to Keltwin International Limited, 4,300,000 ordinary shares to be issued to Chiyue Automobile Limited and 54,000 ordinary shares to be issued to the designee of the Sponsor upon the Closing of Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2026
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No Redemptions into Cash Except for 2,437,288 Ordinary Shares Settled in April 2026			Assuming Interim Contractual Redemptions into Cash			Assuming Maximum Contractual Redemptions into Cash
	(A)	(B)	Pro Forma		Pro Forma	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	UYSC	Isdera Group	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet
ASSETS
Current Assets
Cash and cash equivalents	$8,846	$23,979	$35,598,437	(c)	$34,898,762	$17,792,610	(c)	$17,092,935	$14,964,188	(c)	$14,264,513
	-	-	(732,500	)(d)	-	(732,500	)(d)	-	(732,500	)(d)	-
Prepayments	-	-	-		-	-		-	-		-
Due from related parties	-	1,305	-		1,305	-		1,305	-		1,305
Other current assets	-	356,241	-		356,241	-		356,241	-		356,241
Total Current Assets	8,846	381,525	34,865,937		35,256,308	17,060,110		17,450,481	14,231,688		14,622,059

Non-current Assets
Cash held in trust escrow account	60,147,604	-	752,912	(a)	-	752,912	(a)	-	752,912	(a)	-
	-	-	(25,302,079	)(b)	-	(25,302,079	)(b)	-	(25,302,079	)(b)	-
	-	-	(35,598,437	)(c)	-	(35,598,437	)(c)	-	(35,598,437	)(b)	-
Property and equipment, net	-	1,193,975	-		1,193,975	-		1,193,975	-		1,193,975
Desposit for property and equipment	-	199,095	-		199,095	-		199,095	-		199,095
Intangible assets	-	525,940	-		525,940	-		525,940	-		525,940
Deferred offering costs	-	1,029,021	(1,029,021	)(d)	-	(1,029,021	)(d)	-	(1,029,021	)(d)	-
Right of use assets	-	1,407,511	-		1,407,511	-		1,407,511	-		1,407,511
Other non-current assets	-	4,217,413	-		4,217,413	-		4,217,413	-		4,217,413
Total assets	$60,156,450	$8,954,480	$(26,310,688)		$42,800,242	$(44,116,515)		$24,994,415	$(46,944,937)		$22,165,993

LIABILITIES AND STOCKHOLDERS’ (DEFICITS) EQUITY
LIABILITIES
Accounts payable	$-	$-	-		-	-		-	-		-
Advance from customers	-	51,392	-		51,392	-		51,392	-		51,392
Lease liabilities	-	821,585	-		821,585	-		821,585	-		821,585
Due to a related party	883,401	7,713,591	450,000	(a)	8,596,992	450,000	(a)	8,596,992	450,000	(a)	8,596,992
	-	-	(450,000	)(f)	-	(450,000	)(f)	-	(450,000	)(f)	-
Accrued expenses and other liabilities	177,544	1,471,948	-		1,649,492	-		1,649,492	-		1,649,492
Loans payable	-	1,322,847	-		1,322,847	-		1,322,847	-		1,322,847
Total Current Liabilities	1,060,945	11,381,363	-		12,442,308	-		12,442,308	-		12,442,308

Lease liabilities, noncurrent	-	680,335	-		680,335	-		680,335	-		680,335
Other non-current liabilities	-	14,623	-		14,623	-		14,623	-		14,623
Total Liabilities	1,060,945	12,076,321	-		13,137,266	-		13,137,266	-		13,137,266

Commitments and Contingencies

Ordinary shares subject to possible redemption	60,132,006	-	752,912	(a)	-	752,912	(a)	-	752,912	(a)	-
	-	-	(25,302,079	)(b)	-	(25,302,079	)(b)	-	(25,302,079	)(b)	-
	-	-	(35,582,839	)(c)	-	(35,582,839	)(c)	-	(35,582,839	)(c)	-

SHAREHOLDERS' (DEFICITS) EQUITY
Preferred shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	-	-	-		-	-		-	-
Ordinary shares	191	50,000	(50,191	)(e)	-	(50,191	)(e)	-	(50,191	)(e)	-
Class A ordinary shares, $0.0001 par value	-	-	331	(c)	9,604	165	(c)	9,438	139	(c)	9,412
	-	-	8,406	(e)	-	8,406	(e)	-	8,406	(e)	-
	-	-	867	(f)	-	867	(f)	-	867	(f)	-
Class B ordinary shares, $0.0001 par value	-	-	1,105	(e)	1,105	1,105	(e)	1,105	1,105	(e)	1,105
Additional paid-in capital	990,836	1,963,300	(752,912	)(a)	34,534,496	(752,912	)(a)	16,728,835	(752,912	)(a)	13,900,439
	-	-	35,582,508	(c)		17,776,681	(c)		14,948,259	(c)
	-	-	(1,711,521	)(d)	-	(1,711,521	)(d)	-	(1,711,521	)(d)	-
	-	-	(1,986,848	)(e)	-	(1,987,648	)(e)	-	(1,987,648	)(e)	-
	-	-	449,133	(f)	-	449,241	(f)	-	449,267	(f)	-
Accumulated deficit	(2,027,528)	(9,152,893)	302,912	(a)	(8,899,981)	302,912	(a)	(8,899,981)	302,912	(d)	(8,899,981)
	-	-	(50,000	)(d)	-	(50,000	)(d)	-	(50,000	)(d)	-
	-	-	2,027,528	(e)	-	2,027,528	(e)	-	2,027,528	(c)	-
Accumulated other comprehensive loss	-	(10,974)	-		(10,974)	-		(10,974)	-		(10,974)
Total Shareholders' (Deficit) Equity	(1,036,501)	(7,150,567)	33,821,318		25,634,250	16,015,491		7,828,423	13,187,069		5,000,001

Non-controlling interests	-	4,028,726	-		4,028,726			4,028,726	-		4,028,726

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$60,156,450	$8,954,480	$(26,310,688)		$42,800,242	$(44,116,515)		$24,994,415	$(46,944,937)		$22,165,993

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

A.	Derived from the balance sheet of UYSC as of March 31, 2026

B.	Derived from the consolidated balance sheet of Isdera Group as of March 31, 2026.

a.	Reflects recognition of interest income through the date when 2,437,288 UYSC ordinary shares were settled in April 2026 and deposited extension payment of $450,000 in Trust Account by Isdera HK Group.

b.	Reflects the redemption of 2,437,288 UYSC ordinary shares by public shareholders at per share price of $10.38.

c.

In Scenario 1, which assumes that except for 2,437,288 UYSC ordinary shares were settled in April 2026, no additional shareholders of UYSC exercise their Redemption Rights, the UYSC ordinary shares previously subject to redemption for cash amounting to approximately $35.6 million would be transferred to shareholders’ equity.

In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes that 4,093,644 ordinary shares of UYSC subject to redemption, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed for cash by the shareholders of UYSC, cash required at approximately $43.1 million would be paid out in cash. 4,093,644 ordinary shares of UYSC is the aggregate of 2,437,288 UYSC ordinary shares redeemed in March 2026 plus 50% of the number of UYSC outstanding ordinary shares at 1,656,356.

In Scenario 3, which assumes the same facts as described in Scenario 1 above, but also assumes that the maximum number of UYSC Ordinary Shares of 4,356,653 ordinary shares, including 2,437,288 UYSC ordinary shares settled in April 2026, are redeemed for cash by the shareholders of UYSC, and cash required at approximately $45.9 million would be paid out in cash.

d.

Reflects (i) estimated cash payments of professional expenses of approximately $1.8 million related to the Business Combination, among which $1.7 million was deducted against additional paid-in capital, and $0.1 million was charged to income statements.

The cash payments of professional expenses totaling approximately $1.8 million related to the Business Combination consisted of $0.2 million incurred by UYSC and $1.6 million incurred by Isdera Group, respectively. The professional expenses included legal expenses, financial advisory expenses, audit expenses, fairness opinion expenses and other service fees.

e.	Reflects (i) recapitalization of Isdera Group through issuance of PubCo Ordinary Shares (including upon conversion of UYSC rights), (ii) relcasification of outstanding UYSC ordinary shares into Class A Ordinary Shares, and eliminates UYSC’s historical accumulated earnings; and (iii) conversion of extension payment loans into Class A Ordinary Shares.

f.

Reflects the issuance of (i) 4,324,000 PubCo Class A Ordinary Shares to Keltwin International Limited, which is UYSC’s financial advisor, (ii) 4,300,000 PubCo Class A Ordinary Shares to Chiyue Automobile Limited which is Isdera Group’s financial advisor, upon the Closing of Business Combination, and (iii) 54,000 PubCo Class A Ordinary Shares to settle extension loan of approximately $0.5 million due to the Sponsor’s designee.

The expenses incurred by Keltwin International Limited was charged to general and administrative expenses with the corresponding amount charged to other current liabilities. The expenses were included in the accumulated deficits of UYSC, which were eliminated against additional paid-in capital upon the closing of the Business Combination. The other current liabilities were settled by issuance of PubCo Ordinary Shares. In summary, upon the closing of the Business Combination, the Company will record share capital at par value, with a corresponding amount charged to additional paid-in capital.

The expenses incurred by Chiyue Automobile Limited, the advisor engaged by Isdera Group in connection with certain financings following the proposed the Business Combination to provide general advisory services, including facilitating introductions to potential investors, providing strategic and market-related advice, and coordinating with other advisors in connection with such financings, which was initially recognized as a deferred offering cost with the corresponding amount charged to other current liabilities. The deferred offering costs were reduced against additional paid-in capital upon the closing of the Business Combination. The other current liabilities were settled by issuance of PubCo Ordinary Shares. In summary, upon the closing of the Business Combination, the Company will record share capital at par value, with a corresponding amount charged to additional paid-in capital.

The accounting treatment of these expenses is supported by: ASC 805-50-30-1 through 30-3 (Business Combinations - Related Issues - Initial Measurement): Transaction costs are expensed as incurred under ASC 805-10-25-23; ASC 340-10-S99-1 (SEC Staff Accounting Bulletin Topic 5A): Costs directly attributable to capital raising are recorded as a reduction of proceeds.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE
TWELVE MONTHS ENDED MARCH 31, 2026

(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No Redemptions into Cash Except for 2,437,288 Ordinary Shares Settled in April 2026			Assuming Interim Contractual Redemptions into Cash			Assuming Maximum Contractual Redemptions into Cash
	(A)	(B)	Pro Forma		Pro Forma	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	UYSC	Isdera Group	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet
Account Name

Revenues	$-	$-	$-		$-	$-		$-	$-		$-
Cost of revenues	-	-	-		-	-		-	-		-
Gross profit	-	-	-		-	-		-	-		-

Operating expenses
Selling expenses	-	(157,303)	-		(157,303)	-		(157,303)	-		(157,303)
General and administrative expenses	(1,414,260)	(2,371,335)	(47,165,000	)(b)	(50,950,595)	(47,165,000	)(b)	(50,950,595)	(47,165,000	)(b)	(50,950,595)
Research and development expenses	-	(1,471,433)	-		(1,471,433)	-		(1,471,433)	-		(1,471,433)
Total operating expenses	(1,414,260)	(4,000,071)	(47,165,000)		(52,579,331)	(47,165,000)		(52,579,331)	(47,165,000)		(52,579,331)

Loss from operations	(1,414,260)	(4,000,071)	(47,165,000)		(52,579,331)	(47,165,000)		(52,579,331)	(47,165,000)		(52,579,331)

Other Income
Interest income, net	-	(790,593)	-		(790,593)	-		(790,593)	-		(790,593)
Other income, net	-	465,025	-		465,025	-		465,025	-		465,025
Income earned on investment held in Trust Account	2,197,604	-	(2,197,604	)(a)	-	(2,197,604	)(a)	-	(2,197,604	)(a)	-
Total other expenses, net	2,197,604	(325,568)	(2,197,604)		(325,568)	(2,197,604)		(325,568)	(2,197,604)		(325,568)

Loss Before Income Taxes	783,344	(4,325,639)	(49,362,604)		(52,904,899)	(49,362,604)		(52,904,899)	(49,362,604)		(52,904,899)

Income tax benefits	-	-	-		-	-		-	-		-

Net loss	$783,344	$(4,325,639)	$(49,362,604)		$(52,904,899)	$(49,362,604)		$(52,904,899)	$(49,362,604)		$(52,904,899)

Weighted average shares outstanding of non-redeemable ordinary shares	7,642,919		99,454,310	(c)	107,097,229	97,797,954	(c)	105,440,873	97,534,845	(c)	105,177,764

Basic and diluted net income per ordinary share	0.10		(0.56	)(c)	(0.46)	(0.57	)(c)	(0.47)	(0.57	)(c)	(0.47)

Unaudited Pro Forma Combined Statements of Operations Adjustments

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

A.	Derived from the statements of operations of UYSC for the year ended March 31, 2026.

B.	Derived from the audited combined statements of operations of Isdera Group for the year ended March 31, 2026.

a.	Reflects reversal of income earned on investment held in Trust Account upon redemption of Public Shares.

b.	Reflects accrual of professional expenses incurred by UYSC.

c.	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination occurred as of the earliest period presented. In addition, as the Business Combination are being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period.

The calculation of weighted average shares outstanding for the year ended March 31, 2026, assuming no redemption into cash and maximum redemption, is set forth in below table:

	Assuming No Redemptions into Cash Except for 2,437,288 Ordinary Shares Settled in April 2026	Assuming 50% Redemptions into Cash	Assuming Maximum Contractual Redemptions into Cash
Isdera Group Shareholders	92,000,000	92,000,000	92,000,000
UYSC Public Shareholders	4,462,712	2,806,356	2,543,247
UYSC Initial Shareholders	1,726,517	1,726,517	1,726,517
Others	8,908,000	8,908,000	8,908,000
Weighted average shares outstanding of ordinary shares	107,097,229	105,440,873	105,177,764
Less: UYSC’s Weighted average shares outstanding of ordinary shares	7,642,919	7,642,919	7,642,919
Adjustment (c)	99,454,310	97,797,954	97,534,845

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF UYSC

Current Directors and Executive Officers of UYSC

The current directors and executive officers of UYSC, their ages and positions are as follows:

Name	Age	Position
Qunxue Yin	62	Chief Executive Officer and Chairman
Jiawen Zhao	31	Chief Investment Officer, Interim Chief Financial Officer, and Director
Sze Wai Lee	56	Independent Director
Daniel John Paul Peart	42	Independent Director
Yan Liang	42	Independent Director

On March 27, 2026, UYSC received a letter of resignation from Shaokang Lu, who was serving as its Chief Financial Officer. In his resignation letter, Mr. Lu resigned from his position of Chief Financial Officer effective March 27, 2026. On April 5, 2026, UYSC’s Board of Directors appointed its Chief Investment Officer, Ms. Jiawen Zhao, as interim Chief Financial Officer, effective immediately.

On August 6, 2026, UYSC received a letter of resignation from Jialuan Ma, who was serving as its Chief Executive Officer and a member of its Board, tendering her resignation from her positions as Chief Executive Officer and a member of the Board, effective August 6, 2026. On August 8, 2026, the Board approved the appointment of Qunxue Yin to serve as the Chief Executive Officer and Chairman of the Board, effective immediately.

Below is a summary of the business experience of each of our executive officers and directors:

Qunxue Yin was appointed as our Chief Executive Officer and a Director on August 8, 2026. Presently retired from active employment, Mr. Yin has decades of business and financial experience. From 2002 to until his retirement in 2023, he held various management roles at China Everbright Bank, Suzhou Branch, culminating as the General Manager of the Corporate Banking Department. Prior to that, from 1997 to 2002, he served in various management roles at Suzhou City Cooperative Bank (Suzhou Commercial Bank), culminating as the General Manager of the Xiangcheng Sub-branch. Mr. Yin holds a Master’s Degree in Finance and Economics from Soochow University and a Bachelor’s Degree in Industrial Economics and Management from Jiangsu Radio and Television University. Mr. Yin is also the sole director of our Sponsor, UY Scuti Investments Limited, a British Virgin Islands company, and is the control person of the Sponsor. We believe that Mr. Yin is qualified to serve on the Board because of his management, business, and financial experience as well as his familiarity with UYSC due to his role as the sole director of its Sponsor.

Jiawen Zhao has served as our Chief Investment Officer and a Director since August 2024 and was appointed as our Interim Chief Financial Officer in April 2026. Ms. Zhao has multiple years of experiences in investment management. Since June 2022, she has served as an Investment Director at The Balloch (Holding) Group, where her work involves investment strategy development and implementation, due diligence on potential investment opportunities and deal execution surrounding mergers and acquisitions & private equity investments. Previously, she worked at Shanghai EasyFund Investment Management Co., Ltd. and Jianzhao Investment Management (Nanjing) Co., Ltd., where she performed a wide range of functions including macro and micro investment research, development and execution of strategic initiatives, developing and maintaining financial models to evaluate private equity investment opportunities and assessing their financial viability. Ms. Zhao received her master of finance degree from University of California, Riverside and her two bachelor’s degrees in management and English from Huazhong University of Science & Technology. We believe Ms. Zhao is well qualified to serve on our Board of Directors because of her extensive experience in private equity investment as well as participation in complex transactions. Ms. Zhao is a CFA charter-holder.

Daniel John Paul Peart has served as an Independent Director on our board since August 2024. Mr. Peart holds a B.S. in engineering from Loughborough University in United Kingdom, and since July 2017, has served various corporate functions at Jaguar Land Rover for more than a decade including serving as Purchasing Vice President and Head of Central & Eastern Procurement. We believe Mr. Peart is well qualified to serve on our Board of Directors because of his extensive experiences in cross-border transactions, as well as his knowledge and experiences in corporate governance and operation for public companies.

Yan Liang has served as an Independent Director on our board since August 2024. Ms. Liang a holds Bachelor of Finance from Shanghai International Studies University. Since December 2021, she has served for BaiXing.com as its finance director and secretary of the board of director where she oversees financial and tax management, post-investment management, as well as investor relationships. Prior to that, Ms. Liang was a financial consulting partner at Suzhou Zhesida Management Consulting Co., Ltd. where she provided corporate strategy consulting for tourism enterprise clients and corporate financial advisory services for startups and potential listed companies. From August 2014 to April 2019, Ms. Liang served as the finance director of DerbySoft (Shanghai) Co. Ltd., a travel information technology company where she was heavily involved in engagement with financial and strategic investors and development of financing strategies for the company. Prior to that, Ms. Liang has ten years of IPO auditing experience at E&Y China, including NASDAQ listed company HSOL, NYSE listed companies YOKU and CEA, etc. Ms. Liang is a qualified CICPA, AICPA, CGMA and CIA. In addition, Ms. Liang serves as the chief executive officer and director of Starry Sea Acquisition Corp., a special purpose acquisition corporation that consummated its initial public offering of 5,750,000 units for total proceeds of $57.5 million on August 11, 2025. We believe Ms. Liang is well qualified to serve on our Board of Directors as she brings practical experience within the corporate finance sector, financial and market sophistication, and a broad network of relationships that can aid our search for an acquisition target.

Sze Wai Lee has served as an Independent Director on our board since August 2024. Mr. Lee has more than 28 years of experiences in accounting, finance and investment. Mr. Lee has served as chairman of the board of directors and the chief executive officer of Shanghai Yingli Investment Management Co., Ltd., a PRC registered company engaged in the media business in China under the brand name “Forbes China,” since 2018 and since 2015, he also serves as the executive director and chief executive officer of Shanghai Capital Resources Investment Management Company Ltd., a PRC registered company engaged in commodities trading. Mr. Lee received his bachelor’s degree in Accounting from University of Wollongong in 1992. Mr. Lee is also a CPA of CPA Australia and a fellow member of the Hong Kong Institute of CPA. Mr. Lee has also served as independent director and audit committee chair of Plutonian Acquisition Corp. which completed its business combination in June 2024. We believe Mr. Lee is qualified to serve on our Board of Directors due to his extensive financial, commercial, corporate strategy, investment and transaction experience.

Number and Terms of Office of Officers and Directors

Our Board of Directors has five members, three of whom are deemed “independent” under SEC and Nasdaq rules. We may not hold an annual meeting of shareholders until after we consummate our initial business combination. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officer may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the Board of Directors.

Executive Officer and Director Compensation

No executive officer has received any cash compensation for services rendered to us. We currently pay our Sponsor an aggregate fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our Chief Executive Officer compensation in lieu of a salary.

Our officers and directors will also receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements made to our sponsor, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. However, the amount of such compensation may not be known at the time of the shareholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Capital Market we have at least a majority of independent directors and that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors determined that Liang, Lee and Peart each qualify as an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules.

We will only enter into a business combination if it is approved by a majority of our directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Board Committees

Our Board of Directors has three standing committees: an audit committee, a compensation committee and a nominating committee. Each committee operates under a charter that has been approved by our board and which has the composition and responsibilities described below. Each committee charter was filed with the SEC as an exhibit to the Registration Statement on Form S-1.

Audit Committee

We have established an audit committee of the Board of Directors, which consists of Yan Liang, Daniel John Paul Peart, and Sze Wai Lee, each of whom is an independent director. Yan Liang serves as chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Yan Liang qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

We have established a compensation committee of the Board of Directors consisting of Yan Liang, Daniel John Paul Peart and Sze Wai Lee, each of whom is an independent director. Yan Liang serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance within the context of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments, and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Nominating Committee

We have established a nominating committee. The nominating committee is comprised of Yan Liang, Daniel John Paul Peart and Sze Wai Lee. Sze Wai Lee serves as Chairman of the committee. In accordance with Rule 5605 of the NASDAQ rules, all such directors are independent. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others.

We have adopted a nominating committee charter, which details the principal functions of the nominating and, including:

●	Identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

●	Developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

●	Coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

●	Reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Our nominating committee will recommend to the Board of Directors candidates for nomination for appointment at the annual general meeting. We have not formally established any specific minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

Upon consummation of the IPO, we adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our directors and officers presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Cayman Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our Current Charter provides that, subject to his or her fiduciary duties under Cayman Islands law, we renounce our interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. We do not believe, however, that any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.

We do not believe, however, that the fiduciary, contractual or other obligations or duties of our officers or directors will materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association provides that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for to any director or officer on the one hand, and us, on the other.

Members of our management team may participate in the formation of, invest in (on behalf of themselves, their affiliates or its and their clients), or become an officer or director of, any other blank check company prior to completion of our initial business combination. As a result, members of our management team could have conflicts of interest in determining whether to present business combination opportunities to us or to any other blank check company with which they may become involved.

Potential investors should be aware of the following potential conflicts of interest.

●	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our directors and officers may continue to be involved in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

●	Unless we consummate our initial business combination, our officers, directors, and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

●	our sponsor, officers and directors have agreed to waive their Redemption Rights with respect to our Founder Shares, private placement shares and Public Shares in connection with the consummation of our initial business combination. Additionally, our sponsor, officers and directors have agreed to waive their Redemption Rights with respect to their Founder Shares and private placement shares if we fail to consummate our initial business combination within the time period required by our Current Charter. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the trust account will be used to fund the redemption of our Public Shares, and the private placement units and underlying securities will be worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable or saleable by our Sponsor until the earlier of (x) six months after the date of the consummation of our initial business combination or (y) the date on which the closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share surrenders, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (z) we consummate a subsequent liquidation, merger, share exchange or other similar transaction after our initial Business Combination which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units and underlying securities will not be transferable, assignable or saleable by our Sponsor until after the completion of our initial business combination. Since our Sponsor and officers and directors own UYSC ordinary shares and rights, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination

●	our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

●	our key personnel may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such key personnel was included by a target business as a condition to any agreement with respect to our initial business combination.

●

our Sponsor and members of our management team own UYSC ordinary shares, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Our Sponsor has invested in us an aggregate of $2,433,480, comprised of the $25,000 purchase price for the Founder Shares (or approximately $0.02 per share) and the $2,408,480 purchase price for the private placement units. Accordingly, our Sponsor and management team may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our Sponsor had paid the same per share price for the Founder Shares as our Public Shareholders paid for their Public Shares.

●	certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

●	in the event our Sponsor or members of our management team provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

●	similarly, if we agree to pay our Sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.

●	we are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, directors or members of our management team; accordingly, such affiliated person(s) may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from our Public Shareholders and would likely not receive any financial benefit unless we consummated such business combination.

●	The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the Cayman Islands are required to present business opportunities to a corporation if:

●	the corporation could financially undertake the opportunity;

●	the opportunity is within the corporation’s line of business; and

●	it would not be fair to the corporation and its shareholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our Current Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, subject to their fiduciary duties under Cayman Islands law, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our Business Combination.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers, and directors:

Individual	Entity	Entity’s Business	Affiliation
Qunexue Yin	N/A	N/A	N/A

Jiawen Zhao	The Balloch (Holding) Group*	Investment	Investment Director

Sze Wai Lee	Shanghai Yingli Investment Management Co., Ltd.*	Media	Chairman of the board of directors and CEO

Yan Liang	Suzhou Zhesida Management Consulting Co., Ltd.*	Management consulting	Financial Consulting Partner Independent director
	Starry Sea Acquisition Corp.	Special Purpose Acquisition Company	Chief Executive Officer and Director
Daniel John Paul Peart	Jaguar Land Rover*	Automobile production	Head of Central & Eastern Europe Procurement

*	Each of the entities listed in this table designated with an asterisk has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

Accordingly, if any of our officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination, because the specific focuses of a majority of these entities differ from our focus and the type or size of the transaction that such companies would most likely consider are of a size and nature substantially different than what we are targeting. In the case that our Sponsor, directors, and officers sponsor, or otherwise become involved with, any other SPACs prior to completing our initial business combination in the future, we expect that our company will generally have priority over any other special purpose acquisition companies subsequently formed by our Sponsor, officers or directors with respect to acquisition opportunities until we complete our initial business combination or enter into a contractual agreement that would restrict our ability to engage in material discussions regarding a potential initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

Members of our management team and our independent directors own Founder Shares and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our Sponsor, executive officers and directors (directly or indirectly) paid for the Founder Shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for Public Shareholders. If we are unable to complete our initial business combination within the time period required by our Current Charter, or by such earlier liquidation date as our Board of Directors may approve, the Founder Shares and private placement units may expire worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our Sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for Public Shareholders. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. Our Current Charter provides that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

In addition, our Sponsor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our Sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. However, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

In the event that we submit our initial business combination to our Public Shareholders for a vote, our Sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and private placement shares held by them (and their permitted transferees will agree) and any Public Shares purchased during or after the offering in favor of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will therefore comply with Cayman Islands law.

Limitation on Liability and Indemnification of Officers and Directors.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Amended and Restated Memorandum and Articles of Association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance, and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our shares of Ordinary Shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on a review of copies of such forms submitted to us, we believe that all persons subject to the requirements of Section 16(a) filed such reports on a timely basis during the fiscal year ended March 31, 2025, with the exception of the following late filed Form 3s. These consist of the following: (i) the late filed Form 3 reflecting the ownership of ordinary shares beneficially owned by our former Chief Financial Officer, Shaokang Lu. The delinquent filing was due to an administrative oversight and the required Form 3 has been filed with the Securities and Exchange Commission on April 2, 2025; (ii) The late filed Form 3 reflecting the ownership of ordinary shares beneficially owned by our Sponsor, UY Scuti Investments Limited. The delinquent filing was due to an administrative oversight and the required Form 3 has been filed with the Securities and Exchange Commission on April 2, 2025; and (iii) The late filed Form 3 reflecting the ownership of ordinary shares beneficially owned by one of our independent directors, Daniel John Paul Peart. The delinquent filing was due to an administrative oversight and the required Form 3 has been filed with the Securities and Exchange Commission on May 21, 2025.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

Director Nominees and Executive Officers

The following table sets forth certain information relating to the persons who will serve as executive officers and directors of PubCo immediately following the consummation of the Business Combination.

Name	Age	Title
Wenfang Song	46	Chairman of the Board, Chief Executive Officer
Yijuan Shui	35	Chief Financial Officer
Yanfeng Xu	34	Director
Bin Lu	47	Independent Director
Yan Liang	42	Independent Director
Shimin Chen	60	Independent Director

Biographies of Executive Officers and Directors

Below is a summary of the business experience of each of PubCo’s executive officers and directors:

Wenfang Song Upon the Closing of the Business Combination, Mr. Song will serve as the Chairmen of the Board and Chief Executive Officer of PubCo. Since October 2025, Mr. Song has served as the director of Yingzi (Anqing) Enterprise Management Co., Ltd. Mr. Song has served as the general manager and director of Xinghui Technology since November 2020. Mr. Song has over two decades of experience in the automotive industry, spanning vehicle sales, import operations, and after-sales services. Since March 2024, Mr. Song has served as the director of Yingzi Automotive Technology (Anhui) Co., Ltd. Since April 2024 and May 2024, he has further served respectively as the director of Yingzi Industrial Technology (Suzhou) Co., Ltd. and Xinghui Yingzi (Shanghai) Automobile Co., Ltd. Since 2019, he also served as the executive director of Changzhou Fuwei New Energy Automobile Co., Ltd., where he oversees the company’s automotive maintenance operations and strategic management. From 2017 to the present, Mr. Song has served as the general manager of Suzhou Fuwei Automobile Co., Ltd., responsible for overall business management, operational planning, and the supervision of automotive maintenance services. Since 2013, Mr. Song has served as chairman of Suzhou Yifei Meifu Import Automobile Co., Ltd., a company engaged in automobile maintenance and repair services. From 2002 to 2012, he served as director and branch general manager of Jiangsu Fujun Automobile Trading Co., Ltd., where he was responsible for overseeing automotive sales and branch management. Mr. Song received a college degree in Accounting from Nanjing University of Finance and Economics in 2000 and a bachelor’s degree in international economics and trade from Nanjing Audit University in 2012.

Yijuan Shui Upon the Closing of the Business Combination, Ms. Shui will serve as the Chief Financial Officer of PubCo. Ms. Shui holds a bachelor’s degree in Accounting. He has extensive experience in corporate financial management, accounting, budgeting and internal controls. Since July 2024, Ms. Shui has served as the finance lead of Yingzi Industrial Technology (Suzhou) Co., Ltd., where he oversees company-wide financial operations, including budgeting, capital and tax management, internal controls optimization, and strategic financial reporting. From July 2022 to March 2024, Ms. Shui served as general accountant of Suzhou Jiujun Electronics Technology Co., Ltd., where he was responsible for overall accounting and financial statement preparation, tax reporting review, asset account reconciliation, and ensuring the accuracy and reliability of financial information. From March 2019 to June 2022, he served as finance supervisor of Suzhou Rouneng Nami Technology Co., Ltd., where he led accounting review, budgeting, cost control, internal control optimization, and financial analysis to support business decision-making and safeguard asset security. Ms. Shui is qualified to serve as a Chief Executive Officer of PubCo due to his leadership and extensive experience in corporate financial management.

Yanfeng Xu Upon the Closing of the Business Combination, Mr. Xu will serve as a director of PubCo. Mr. Xu is an automotive design professional with experience in vehicle styling, industrial design, and management. Since July 2024, Mr. Xu has served as the general manager of the Design and R&D Department at Yingzi Industrial Technology (Suzhou) Co., Ltd. From October 2020 to July 2024, he served as a design manager at Yingzi (Shanghai) Automobile Technology Co., Ltd., where he led automotive design projects for multiple OEMs across vehicle categories, as well as two-wheeler programs and manned aerial vehicle projects. He is currently also serving as the legal representative of Shanghai Fengbu Industrial Design Co., Ltd. since 2018, where he is responsible for overseeing corporate operations and design projects. From October 2018 to October 2021, he served as design manager at Shanghai NIO Automobile Co., Ltd., focusing on automotive design management. Mr. Xu obtained a bachelor’s degree in automotive engineering from Coventry University, where he studied from September 2012 to May 2015. He also obtained a bachelor’s degree in Industrial Design from Donghua University, where he studied from September 2008 to June 2012. His experience in both technical and operational domains positions him as a valuable asset to the Board, where he will contribute to the strategic oversight and growth of PubCo.

Bin Lu Upon the Closing of the Business Combination, Mr. Lu will serve as an independent director of PubCo. Mr. Lu has extensive experience in automotive sales, global sales operations and car sales. From August 2024 to August 2025, Mr. Lu served as the Chief Executive Officer of UniAuto Holdings Limited, where he was primarily responsible for the company’s used-car export business. From October 2022 to August 2024, he served as the Chief Executive Officer of Shanghai Liuliang Technology Co., Ltd., where he was responsible for providing consulting services relating to global automotive sales resources. From October 2022 to March 2024, Mr. Lu also served as Vice President of Sales at Shanghai Youyao New Energy Vehicle Sales Co., Ltd., where he was responsible for global sales operations of the company. From December 2015 to July 2020, Mr. Lu served as Senior Vice President of WM Motor Technology Group Co., Ltd., where he was responsible for the sales operations of the group. Mr. Lu obtained an associate degree in accounting from Shanghai Lixin University of Accounting and Finance in July 2000, and received a Bachelor’s degree in business management from Shanghai University in July 2002. Mr. Lu’s extensive experience in automotive sales, global sales operations and corporate management positions him as a valuable asset to the Board, where he will contribute to the oversight and corporate governance of PubCo.

Yan Liang Upon the Closing of the Business Combination, Ms. Liang will serve as an independent director of PubCo. Ms. Liang a holds Bachelor of Finance from Shanghai International Studies University. From December 2021 to April 2024, she served for BaiXing.com as its finance director and secretary of the board of director where she oversees financial and tax management, post-investment management, as well as investor relationships. From April 2019 to December 2021, Ms. Liang was a financial consulting partner at Suzhou Zhesida Management Consulting Co., Ltd. where she provided corporate strategy consulting for tourism enterprise clients and corporate financial advisory services for startups and potential listed companies. From August 2014 to April 2019, Ms. Liang served as the finance director of DerbySoft (Shanghai) Co. Ltd., a travel information technology company where she was heavily involved in engagement with financial and strategic investors and development of financing strategies for the company. Prior to that, Ms. Liang has ten years of IPO auditing experience at E&Y China, including NASDAQ listed company HSOL, NYSE listed companies YOKU and CEA, etc. Ms. Liang is a qualified CICPA, AICPA, CGMA and CIA. In addition, Ms. Liang has served as the chief executive officer and director of Starry Sea Acquisition Corp., a special purpose acquisition corporation that consummated its initial public offering of 5,750,000 units for total proceeds of $57.5 million on August 11, 2025. Ms. Liang has also served as an independent director of UY Scuti Acquisition Corporation since August 2024. Ms. Liang is well qualified to serve on our Board of Directors as she brings practical experience within the corporate finance sector, financial and market sophistication, and a broad network of relationships that can aid our development of business relationships.

Shimin Chen Upon the Closing of the Business Combination, Mr. Chen will serve as an independent director of the PubCo. Mr. Chen has more than thirty years of management experience in the beverage, pharmaceutical, and automotive industries. From October 2019 to April 2023, he served as the chairman of Langfang Sanlinyuan Automotive Technology Co., Ltd., a company engaged in automobile trading. From 2007 to 2017, he served as general manager of Hebei Yihe Junxiang/Liangxiang/Wanmen Automobile Trading Co., Ltd., where he was responsible for sales and operations management. From 2002 to 2007, he served as deputy general manager of Beijing Capital Group Shouchuang Senmei Automobile Trading Co., Ltd., an automobile trading company. From 1999 to 2002, he served as deputy general manager of Shenzhen Taitai Pharmaceutical Beijing Branch, a company engaged in the pharmaceutical industry, and from 1991 to 1999, he served as department supervisor at Pepsi-Cola (Beijing) Co., Ltd., where he oversaw beverage sales. Mr. Chen completed his college education at Shanghai Aquatic College, where he studied from September 1983 to July 1987, and later completed a course at Tongji University in 2004.

Family Relationships

There are no family relationships among the executive officers and directors.

Corporate Governance

PubCo will structure its corporate governance in a manner that it believes will closely align PubCo’s interests with those of its shareholders following the Business Combination.

PubCo will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors.

At least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo Board may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Role of Board in Risk Oversight

The PubCo Board will have extensive involvement in the oversight of risk management related to PubCo and its business and will accomplish this oversight through the regular reporting to the PubCo Board by the audit committee. The audit committee will represent the PubCo Board by periodically reviewing PubCo’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of PubCo business and summarize for the PubCo Board all areas of risk and the appropriate mitigating factors. In addition, the PubCo Board will receive periodic detailed operating performance reviews from management.

Composition of the PubCo Board After the Business Combination

PubCo’s business and affairs will be managed under the direction of the PubCo Board, which will consist of five (5) directors. The number of directors is fixed by PubCo Board, subject to the terms of the PubCo Amended and Restated Memorandum and Articles of Association. Each of PubCo’s directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Duties and Powers of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s memorandum and articles of association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. In accordance with the PubCo Amended and Restated Memorandum and Articles of Association, the powers of the PubCo Board include, among others, (i) convening shareholders’ general meetings, (ii) declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of PubCo lawfully available therefor, (iii) appointing and removing any natural person or corporation, whether or not a director to hold such office in PubCo as the directors may think necessary for the administration of PubCo, and (iv) approving the transfer of shares of PubCo. In addition, in case of an equality of votes, the chairman of the meeting of the directors of PubCo shall have a second or casting vote.

Terms of Directors and Officers

Pursuant to the PubCo Amended and Restated Memorandum and Articles of Association, PubCo may by an ordinary resolution appoint any person to be a director. The PubCo Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between PubCo and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the PubCo Board.

A director may be removed from office by an ordinary resolution, notwithstanding anything in the PubCo Amended and Restated Memorandum and Articles of Association of PubCo or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement). In addition, the office of directors of PubCo shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) without special leave of absence from the PubCo Board, is absent from meetings of the PubCo Board for three consecutive meetings and the PubCo Board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of the PubCo Amended and Restated Memorandum and Articles of Association.

Independence of the Board of Directors and Controlled Company Status

In connection with the Business Combination, the PubCo Ordinary Shares will be listed on Nasdaq. We expect PubCo will be a “controlled company” upon completion of the Business Combination for the purposes of the corporate governance rules of Nasdaq. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Wenfang Song will own more than 50% of our voting power upon completion of the Business Combination, and as such, may have the ability to control the outcome of matters submitted to shareholders for approval.

Accordingly, we expect PubCo will be eligible for certain exemptions from the corporate governance requirements of Nasdaq. Specifically, as a “controlled company,” we will not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors, or (3) a compensation committee composed entirely of independent directors. As mentioned above, the PubCo Board will consist of five directors, with three being independent directors, representing half and not a majority of the board. In the event we continue to rely on some or all of these exemptions in the future, shareholders would not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance rules of Nasdaq.

Under the rules of Nasdaq, a director will only qualify as an “independent director” if that person is not an executive officer or employee, and in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The PubCo Board has undertaken a review of the independence of each director and considered whether each director of PubCo has a material relationship with Isdera Group that could compromise the director’s ability to exercise independent judgment in carrying out the director’s responsibilities. As a result of this review, UYSC anticipates that Bin Lu, Yan Liang, and Shimin Chen (representing three out of our five directors) will be considered “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.

Board Committees

After the completion of the Business Combination, the standing committees of PubCo Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee, the composition and function of which is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The PubCo Board will adopt a written charter for each of these board committees, which will be available on PubCo’s website upon the completion of the Business Combination. Each committee’s members and functions are described below. The PubCo Board may also, from time to time, establish other committees.

PubCo’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of PubCo Board will provide appropriate risk oversight.

Audit Committee

Upon the completion of the Business Combination, we expect PubCo to have an audit committee, consisting of Ms. Yan Liang, who will be serving as the chairperson, Mr. Bin Lu and Mr. Shimin Chen. Each of the members of PubCo’s audit committee will satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and Listing Rules of the Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act, as amended.

PubCo Board has also determined that Ms. Yan Liang will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The audit committee will oversee PubCo’s accounting and financial reporting processes and the audits of its financial statements. The functions of this committee will include, among other things:

●	evaluating the performance, independence, qualifications and compensation of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing our financial reporting processes and disclosure controls;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the effectiveness of our internal audit function;

●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities;

●	obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

●	reviewing and evaluating our independent auditor’s lead audit partner and the rotation of audit partners as required by law;

●	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

●	reviewing our annual and semi-annual financial statements and reports, including the disclosures contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isdera Group” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

●	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

●	establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, auditing or other matters;

●	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	reviewing and discussing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

●	reviewing and evaluating the audit committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to PubCo’s audit committee by the PubCo Board from time to time.

Compensation Committee

Upon the completion of the Business Combination, we expect PubCo to have a compensation committee, consisting of Ms. Yan Liang, Mr. Bin Lu and Mr. Shimin Chen. Mr. Bin Lu will be serving as the chairperson. Each of the members of PubCo’s compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

The compensation committee will assist the PubCo Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The functions of the committee will include, among other things:

●	reviewing and approving any corporate objectives that pertain to the determination of executive compensation;

●	reviewing and approving the compensation and other terms of employment of our executive officers;

●	reviewing and approving performance goals and objectives relevant to the compensation of our chief executive officer;

●	evaluating our chief executive officer’s performance in light of the foregoing goals and objectives and, either as a committee or together with the other independent directors, determining and approving our chief executive officer’s compensation level based on this evaluation;

●	making recommendations to the board regarding non-chief executive officer compensation and the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board;

●	administering equity incentive plans, to the extent such authority is delegated by the board;

●	reviewing and evaluating the compensation committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the compensation committee by the PubCo Board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, we expect PubCo to have a nominating and corporate governance committee, consisting of Ms. Yan Liang, Mr. Bin Lu and Mr. Shimin Chen. Ms. Yan Liang will be serving as the chairperson. Each of the members of PubCo’s nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

The nominating and corporate governance committee will assist the PubCo Board in selecting individuals qualified to become PubCo’s directors and in determining the composition of the PubCo Board and its committees. The functions of this committee will include, among other things:

●	identifying, reviewing, and making recommendations of candidates to serve on the board;

●	evaluating the performance of the board, committees of the board, and individual directors and determining whether continued service on the board is appropriate;

●	evaluating nominations by shareholders of candidates for election to the board;

●	evaluating the current size, composition, and organization of the board and its committees and making recommendations to the board for approvals;

●	developing a set of corporate governance policies and principles and recommending to the board any changes to such policies and principles;

●	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the board current and emerging corporate governance trends;

●	reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the nominating and corporate governance committee by the PubCo Board from time to time.

Code of Business Conduct

PubCo will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on PubCo’s website upon the completion of the Business Combination. PubCo’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. PubCo will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2025, Isdera Group paid an aggregate of approximately RMB 0.84 million (approximately US$ 0.12 million) in cash to its directors and executive officers.

Following the consummation of the Business Combination, the compensation for our executive officers and Board of Directors will be reviewed and will be determined in line with our corporate governance policies and the strategic objectives of the business.

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices may differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of [  ], 2026, the number of Ordinary Shares beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding Ordinary Shares (ii) each of our officers and directors; and (iii) all of our current and former officers and directors as a group. As of [  ], 2026, we had [  ] shares of UYSC Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all UYSC Ordinary Shares beneficially owned by them. The following table does not reflect record of beneficial rights included in the units or the private rights issued pursuant to UYSC’s initial public offering as these rights are not convertible within 60 days of [  ], 2026.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
UY Scuti Investments Limited(2)(3)	1,448,348	[●]	%
Qunxue Yin(2)(3)	-	*
Jialuan Ma(4)	50,000	*
Sze Wai Lee	40,000	*
Daniel John Paul Peart	35,000	*
Shaokang Lu(5)	35,000	*
Jiawen Zhao	35,000	*
Yan Liang	35,000	*
All directors and officers as a group (seven individuals)	230,000	[●]	%
Feis Equities LLC / Lawrence M. Feis(6)	362,009	[●]	%
Mizuho Financial Group, Inc.(7)	469,800	[●]	%
Wolverine Asset Management, LLC(8)	425,000	[●]	%
W. R. Berkley Corporation LP and Berkley Insurance Company (9)	407,586	[●]	%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is 39 E Broadway, Ste 603, New York, NY 10002.

(2)	Represents shares held by our Sponsor, including the 240,848 private placement units purchased by our Sponsor simultaneously with the consummation of the initial public offering. Our Sponsor is controlled by Qunxue Yin, who possesses the sole voting power and sole dispositive power with respect to the ordinary shares of UYSC held by UY Scuti Investments Limited. The principal business office of UY Scuti Investments Limited is 39 East Broadway, Suite 603, New York, New York, 10002.

(3)	Qunxue Yin was appointed as UYSC’s chief executive officer and chairman of the board on August 8, 2026.

(4)	Ms. Ma served as UYSC’s chief executive officer and a director until August 6, 2026.

(5)	Mr. Lu served as UYSC’s chief financial officer until March 27, 2026.

(6)	Represents shares directly beneficially owned by Feis Equities LLC (“Feis”) and Lawrence M. Feis (“Lawrence”). Feis and Lawrence possess the sole voting power and sole dispositive power with respect to the 362,009 ordinary shares held by Feis and Lawrence. Information is based solely on a report on Schedule 13G filed by Feis and Lawrence on April 8, 2025. The principal business office of Feis and Lawrence is located at 1740 Waukegan Road, Suite 206, Glenview, Illinois 60025.

(7)	Represent shares directly beneficially owned by Mizuho Financial Group, Inc. (“Mizuho”). Mizuho possesses the sole voting power and sole dispositive power with respect to the 554,945 ordinary shares held by Mizuho. Information is based solely on a report on Schedule 13G/A filed on August 13, 2026. The business address of Mizuho is 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan.

(8)	According to a Schedule 13G jointly filed on July 11, 2025 by Wolverine Asset Management, LLC (“WAM”), Wolverine Holdings, L.P. (“Wolverine Holdings”), Wolverine Trading Partners, Inc. (“WTP”), Robert R. Bellick and Christopher L. Gust. WAM is an investment manager and has voting and dispositive power over 425,000 ordinary shares of UY Scuti Acquisition Corp. The sole member and manager of WAM is Wolverine Holdings. Robert R. Bellick and Christopher L. Gust may be deemed to control WTP, the general partner of Wolverine Holdings, and as such, each of them has voting and disposition power over the ordinary shares. The business address of each of WAM, Wolverine Holdings, WTP, Robert R. Bellick and Christopher L. Gust is c/o Wolverine Asset Management, LLC, 175 West Jackson Boulevard, Suite 340, Chicago, IL 60604.

(9)	Based on information contained in a Schedule 13G filed on August 5, 2026. The address of its principal business office is 475 Steamboat Road, Greenwich, CT 06830.

SECURITY OWNERSHIP OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

The following tables set forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

No Redemption Scenario:

	PubCo Class A Ordinary Shares			PubCo Class B Ordinary Shares			Percentage of Total Ordinary Shares	Voting Power
Name and Address of Beneficial Owner	Number		%	Number		%	%	%
Executive Officers and Directors
Wenfang Song	35,000,000	(1)	36.64%	11,049,717	(1)	100%	43.21%	70.62%
Yijuan Shui	-		-	-		-	-	-
Yanfeng Xu	-		-	-		-	-	-
Bin Lu	-		-	-		-	-	-
Yan Liang	-		-	-		-	-	-
Shimin Chen	-		-	-		-	-	-
All Executive Officers and Directors as a group	35,000,000		36.64%	11,049,717		100%	43.21%	70.62%

	PubCo Class A Ordinary Shares			PubCo Class B Ordinary Shares			Percentage of Total Ordinary Shares	Voting Power
Name and Address of Beneficial Owner	Number		%	Number		%	%	%
5% Or Greater Holders
Songze Shares Ltd.	35,000,000	(1)	36.64%	11,049,717	(1)	100%	43.21%	70.62%
Wenyuan Holdings Ltd.	13,229,140	(2)	13.85%	-		-	12.41%	6.42%
Shuyan Holdings Ltd.	5,169,204	(3)	5.41%	-		-	4.85%	2.51%

Note:

(1)	These shares are held by Songze Shares Ltd., a British Virgin Islands company. Wenfang Song is the sole director of Songze Shares Ltd. Songze Shares Ltd. is 100% indirectly held by Wenfang Song through Jasmate Holding Ltd., a British Virgin Islands company. The registered address of Songze Shares Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)	These shares are held by Wenyuan Holdings Ltd., a British Virgin Islands company. Jianxun Kou is the sole director of Wenyuan Holdings Ltd. Wenyuan Holdings Ltd. is 100% directly held by Jianxun Kou. The registered address of Wenyuan Holdings Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)	These shares are held by Shuyan Holdings Ltd., a British Virgin Islands company. Shuyan Wang is the sole director of Shuyan Holdings Ltd. Shuyan Holdings Ltd. is 100% directly held by Shuyan Wang. The registered address of Shuyan Holdings Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Full Redemption Scenario:

	PubCo Class A Ordinary Shares			PubCo Class B Ordinary Shares			Percentage of Total Ordinary Shares	Voting Power
Name and Address of Beneficial Owner	Number		%	Number		%	%	%
Executive Officers and Directors
Wenfang Song	35,000,000	(1)	37.39%	11,049,717	(1)	100%	44.00%	71.29%
Yijuan Shui	-		-	-		-		-
Yanfeng Xu	-		-	-		-	-	-
Bin Lu	-		-	-		-	-	-
Yan Liang	-		-	-		-	-	-
Shimin Chen	-		-	-		-	-	-
All Executive Officers and Directors as a group	35,000,000	(1)	37.39%	11,049,717		100%	44.00%	71.29%

	PubCo Class A Ordinary Shares			PubCo Class B Ordinary Shares			Percentage of Total Ordinary Shares	Voting Power
Name and Address of Beneficial Owner	Number		%	Number		%	%	%
5% Or Greater Holders
Songze Shares Ltd.	35,000,000	(1)	37.39%	11,049,717	(1)	100%	44.00%	71.29%
Wenyuan Holdings Ltd.	14,379,500	(2)	14.13%	-		-	12.64%	6.48%
Shuyan Holdings Ltd.	5,169,204	(3)	5.52%	-		-	4.94%	2.53%

Note:

(1)	These shares are held by Songze Shares Ltd., a British Virgin Islands company. Wenfang Song is the sole director of Songze Shares Ltd. Songze Shares Ltd. is 100% indirectly held by Wenfang Song through Jasmate Holding Ltd., a British Virgin Islands company. The registered address of Songze Shares Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)	These shares are held by Wenyuan Holdings Ltd., a British Virgin Islands company. Jianxun Kou is the sole director of Wenyuan Holdings Ltd. Wenyuan Holdings Ltd. is 100% directly held by Jianxun Kou. The registered address of Wenyuan Holdings Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)	These shares are held by Shuyan Holdings Ltd., a British Virgin Islands company. Shuyan Wang is the sole director of Shuyan Holdings Ltd. Shuyan Holdings Ltd. is 100% directly held by Shuyan Wang. The registered address of Shuyan Holdings Ltd. is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

CERTAIN TRANSACTIONS

Certain Transactions of UYSC

Insider Shares

On August 2, 2024, our Sponsor entered into a subscription agreement with us to purchase 1,725,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.01 per share. Due to the reduction in the offering size, we and our Sponsor subsequently amended such securities subscription agreement, pursuant to which we subsequently cancelled 287,500 Founder Shares such that our Sponsor now owns an aggregate of 1,437,500 Founder Shares for an aggregate purchase price of $25,000. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the company by the number of Founder Shares issued.

Our Sponsor purchased an aggregate of 240,848 private placement units at a price of $10.00 per unit in a private placement that closed simultaneously with the closing of the initial public offering. Each unit consists of one private placement share and one private placement right granting the holder thereof the right to receive one-fifth (1/5th) of an ordinary share upon the consummation of an initial business combination. The private placement units (including the underlying securities) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until after the completion of our initial business combination.

Promissory Note - Related Party

On September 12, 2025, UYSC issued the Sponsor 2025 Note in the principal amount of up to $1,000,000 to the Sponsor. The Sponsor 2025 Note bears no interest and was initially repayable by UYSC to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination. The principal balance may be prepaid at any time. At any time on or prior to the maturity date, the Sponsor may elect to convert the outstanding principal balance of the Sponsor 2025 Note into units of UYSC’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. Effective as of March 31, 2026, UYSC and Sponsor agreed to amend and restate the Sponsor 2025 Note (the “Amended Sponsor Note”) to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which UYSC consummates a business combination. Other than the foregoing terms, the Amended Sponsor Note has the same terms as the Sponsor 2025 Note. As of the date of the proxy statement/prospectus, the principal amount due under the amended Sponsor Note was approximately $[●].

Administrative Support Agreement

We entered into an Administrative Services Agreement with UY Scuti Investments Limited, our Sponsor, pursuant to which we pay a total of $10,000 per month for office space, administrative and support services to such affiliate. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 24 months, an affiliate of our Sponsor will be paid a total of $240,000 ($10,000 per month) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses.

Other Matters

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in its amended and restated memorandum and articles of association.

Pursuant to a letter agreement that we entered into with each of our officers, directors and Sponsor, the Founder Shares, private placement units and any underlying securities are each subject to transfer restrictions pursuant to lock-up provisions in the letter agreement entered into with us by our Sponsor. Those lock-up provisions provide that such securities are not transferable or saleable in the case of (A) the Founder Shares, until the earlier of (x) six months after the date of the consummation of our initial business combination or (y) the date on which the closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share surrenders, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (z) we consummate a subsequent liquidation, merger, share exchange or other similar transaction after our initial Business Combination which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property; and (B) in the case of the private placement units and the underlying securities, until the completion of our initial business combination, except in each case (a) to our Sponsor’s officers or directors, any affiliates or family members of our Sponsor or any of our officers or directors, any members of our Sponsor, or any affiliates of our Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the event of our liquidation prior to our completion of our initial business combination; or (f) by virtue of the laws of the Cayman Islands or our Sponsor’s constitutional documents upon dissolution of our Sponsor; provided, however, that in the case of clauses (a) through (e) or (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by our Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions).

In addition, pursuant to the letter agreement with our initial stockholders, officers and directors, such persons have also agreed: (i) to waive their Redemption Rights with respect to their Founder Shares, private placement shares and Public Shares in connection with the completion of our initial business combination, (ii) to waive their Redemption Rights with respect to any Founder Shares, private placement shares and Public Shares held by them in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination or to redeem 100% of our Public Shares if we have not consummated our initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) to waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and private placement shares if we fail to complete our initial business combination within 12 months from the closing of our initial public offering (or up to 24 months from the closing of our initial public offering if we extend the period of time to consummate a business combination) (although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if we fail to complete our initial business combination within the prescribed time frame). If we submit our initial business combination to our Public Shareholders for a vote, our Sponsor has agreed, pursuant to such letter agreement, to vote their Founder Shares, private placement shares and any Public Shares purchased during or after our initial public offering in favor of our initial business combination.

Our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the Founder Shares, private placement units and units issued upon conversion of working capital loans (if any), and the securities underlying the private placement units and the working capital loans (if any). Under this registration rights agreement, the holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Policies and Procedures for Related Party Transactions

The PubCo Board will establish an audit committee, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, which will be tasked with review and approval of all related party transactions.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as an exhibit to this proxy statement/prospectus.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as an exhibit to this proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences (i) of the SPAC Merger to U.S. Holders (defined below) of UYSC Ordinary Shares (excluding any redeemed shares) and UYSC Rights (collectively, the “UYSC securities”), (ii) of the ownership and disposition of PubCo Ordinary Shares (the “PubCo securities”) received in the Business Combination by U.S. Holders, and (iii) of the exercise of Redemption Rights by U.S. Holders of UYSC securities.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, holders of UYSC securities or Isdera Group securities should consult their own tax advisors or counsel in light of their particular circumstances. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws, except as discussed herein, any tax reporting obligations of a holder of UYSC securities, Isdera Group securities or PubCo securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to considerations relevant to U.S. Holders that hold UYSC securities or Isdera Group securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received UYSC Ordinary Shares or Isdera Group Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding UYSC Ordinary Shares or Isdera Group Ordinary Shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

●	holders holding UYSC securities or Isdera Group securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

●	controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

●	the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of UYSC securities or Isdera Group securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds UYSC securities or Isdera Group securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because UYSC Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a UYSC Unit should be treated as the owner of the underlying component UYSC securities for U.S. federal income tax purposes. The discussion below with respect to UYSC securities should also apply to holders of UYSC Units (as the deemed owner of the underlying component UYSC securities).

THIS DISCUSSION DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF UYSC SECURITIES, OR ISDERA GROUP SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF UYSC SECURITIES OR ISDERA GROUP SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders

The following discussion, “U.S. Federal Income Tax Consequences of the SPAC Merger to U.S. Holders,” constitutes the opinion of Becker & Poliakoff LLP, P.A., counsel to UYSC, as to the material U.S. federal income tax consequences of the SPAC Merger to U.S. Holders of UYSC securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

The U.S. federal income tax consequences of the SPAC Merger to U.S. Holders will depend on whether the SPAC Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code. The SPAC Merger should qualify as a reorganization. However, the provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that SPAC Merger qualifies as a “reorganization”, and that PubCo has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the SPAC Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Although U.S. shareholders generally do not recognize gain or loss on the receipt of stock pursuant to a “reorganization” under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, Five-Percent Holders who do not enter into a GRA under applicable Treasury Regulations to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the SPAC Merger in a manner that causes gain recognition to such Five-Percent Holders, unless the exchange of UYSC securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from UYSC pursuant to the SPAC Merger to certain subsidiary corporations in connection with the Business Combination. There are significant factual and legal uncertainties concerning the determination of whether the requirements of Section 367(a) will be satisfied which are not discussed herein. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If you believe that you will be a Five-Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Business Combination to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations). In addition, U.S. Holders may be subject to the PFIC rules discussed below “Passive Foreign Investment Company Status.” Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of UYSC securities for PubCo securities.

Because the SPAC Merger will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights with respect to UYSC Ordinary Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of the SPAC Merger. All holders considering exercising Redemption Rights with respect to their UYSC Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the SPAC Merger and exercise of Redemption Rights in light of their particular circumstances.

If the SPAC Merger Qualifies as a Reorganization

Subject to the PFIC rules discussed below, if the SPAC Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code and provided that it is not treated as an indirect stock transfer under Section 367 of the Code, a U.S. Holder that exchanges its UYSC securities pursuant to the SPAC Merger should not recognize gain or loss on the exchange of UYSC securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the SPAC Merger should equal the aggregate adjusted tax basis of the UYSC Ordinary Shares and the UYSC Rights surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the UYSC securities surrendered in the exchange.

If Section 367(a) to of the Code applies to the SPAC Merger, as described above, a Five-Percent Holder who does not enter into a GRA under applicable Treasury Regulations, may be required to recognize gain (but not loss) as a result of the SPAC Merger. Because the SPAC Merger will occur immediately prior to the redemption of holders that exercise Redemption Rights with respect to UYSC Ordinary Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the SPAC Merger.

If the SPAC Merger Does Not Qualify as a Reorganization

If the SPAC Merger fails to qualify as a “reorganization” under the provisions of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading “Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its UYSC securities for PubCo securities in the SPAC Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the UYSC securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those PubCo securities received pursuant to the SPAC Merger. The U.S. Holder’s holding period for the PubCo securities received pursuant to the SPAC Merger will begin on the day after the date of the SPAC Merger.

Such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the UYSC securities exceeds one year at the time of the SPAC Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the Redemption Rights with respect to the UYSC Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the SPAC Merger fails to qualify as a “reorganization” under the provisions of Section 368 of the Code and UYSC has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of UYSC securities has not made certain elections with respect to its UYSC securities), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its UYSC securities for the consideration under the Business Combination, as discussed below, “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status.”

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of UYSC securities for PubCo securities pursuant to the SPAC Merger, the qualification of the SPAC Merger as a “reorganization”, and the potential application of Section 367(a) to the SPAC Merger in light of their particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares will generally be treated as U.S. source gain or loss.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of UYSC securities of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its UYSC Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the UYSC Ordinary Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the UYSC Ordinary Shares, subject to the PFIC rules discussed below “Passive Foreign Investment Company Status,” the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the UYSC Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the UYSC Ordinary Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the Redemption Rights with respect to the UYSC Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of UYSC Ordinary Shares, subject to the PFIC rules discussed below “Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from UYSC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the UYSC Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is taxable as a corporation generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the Redemption Rights with respect to the UYSC Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of UYSC Ordinary Shares treated as held by the U.S. Holder (including any UYSC Ordinary Shares constructively owned by the U.S. Holder as a result of owning UYSC Rights) relative to all of the UYSC Ordinary Shares outstanding both before and after the redemption. The redemption of UYSC Ordinary Shares generally will be treated as a sale or exchange of the UYSC Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in UYSC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only UYSC Ordinary Shares actually owned by the U.S. Holder, but also UYSC Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include UYSC Ordinary Shares which could be acquired pursuant to the exercise of the UYSC Rights. In order to meet the substantially disproportionate test, (i) the percentage of UYSC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the UYSC Ordinary Shares must be less than 80% of the percentage of UYSC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding UYSC ordinary share (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of UYSC entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the UYSC Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the UYSC Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other UYSC Ordinary Shares. The redemption of the UYSC Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in UYSC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in UYSC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining UYSC Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in UYSC Ordinary Shares constructively owned by it. Shareholders who hold different blocks of UYSC Ordinary Shares (generally, shares of UYSC purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the SPAC Merger will occur prior to the redemption of U.S. Holders that exercise Redemption Rights with respect to UYSC Ordinary Shares, U.S. Holders exercising such Redemption Rights, will be subject to the potential tax consequences of Section 367(a) of the Code and the tax rules relating to PFICs as a result of the SPAC Merger (as discussed further above).

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their UYSC Ordinary Shares pursuant to an exercise of Redemption Rights in light of their particular circumstances.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if UYSC, PubCo, or any of their subsidiaries, are treated as a PFIC for any taxable year during which the U.S. Holder holds UYSC securities or, after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, UYSC has not provided assurance that it was not a PFIC for its 2024 taxable year or for any prior year. If (a) UYSC has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of UYSC securities has not made certain elections with respect to its UYSC securities), and (b) PubCo is not a PFIC in the taxable year of the Business Combination and the SPAC Merger does not qualify as a “reorganization” under Section 368 of the Code, such U.S. Holder would likely recognize gain (but not loss if the SPAC Merger qualifies as a “reorganization”) upon the exchange of UYSC securities for PubCo securities pursuant to the SPAC Merger. The gain (or loss) would be computed as described above under “Consequences if the SPAC Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of UYSC securities for PubCo securities would be allocated ratably over the U.S. Holder’s holding period for the UYSC securities. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which UYSC was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that UYSC became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Ordinary Shares and how, and how quickly, PubCo uses liquid assets and cash may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2025, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if PubCo is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) PubCo securities during any taxable year (or portion thereof) that it was a PFIC, whether or not PubCo is a PFIC in those subsequent years (unless, solely with respect to the PubCo Class A Ordinary Shares, the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (as defined below)).

If PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and, solely with respect to the PubCo Class A Ordinary Shares, the U.S. Holder did not make a timely and effective “QEF election” for PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) PubCo Class A Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to-market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

●	any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its PubCo securities; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo securities (taking into account the relevant holding period of the SPAC securities or the Isdera Group securities exchanged therefor);

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

In some circumstances, a U.S. shareholder of a PFIC may avoid the Default PFIC Regime with respect to its PFIC stock by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to PubCo Ordinary Shares, a U.S. Holder must receive certain information from PubCo. If PubCo determines it is a PFIC for any taxable year, upon written request, PubCo will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information. However, PubCo does not expect to provide a PFIC annual information statement for 2025 or going forward.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to PubCo Ordinary Shares under their particular circumstances.

PubCo is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If PubCo is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. In addition, if PubCo were a PFIC in a taxable year in which PubCo paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above).

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. U.S. Holders should consult their own tax advisors regarding the tax consequences to them of the application of the PFIC rules to the exchange of UYSC securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the PubCo securities.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of UYSC Ordinary Shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of post-closing company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of a par value of US$0.0001 each. All of the PubCo Ordinary Shares issued in connection with the SPAC Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the Closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares.

Transfer of PubCo Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and the PubCo Amended and Restated Memorandum and Articles of Association, the fully paid-up PubCo Ordinary Shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

In connection with the Closing of the Business Combination, PubCo will enter into a lock-up Agreement with certain Isdera Group shareholders, which will provide that such Isdera Group shareholders will not, within six (6) months from the Closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. The form of the lock-up agreement was attached as an exhibit to the Original Merger Agreement which is attached to this proxy statement as Annex A-1.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, Rule 144 of the Securities Act (“Rule 144”) permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding twelve months (or such shorter period as the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [ ] equity shares (assuming redemption by holders of [ ] UYSC Ordinary Shares); or

●	the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the “Cayman Companies Act” below, and the common law of the Cayman Islands.

A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of future taxation for a defined period of time;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

PubCo Ordinary Shares

Immediately prior to the consummation of the SPAC Merger, PubCo will adopt an amended and restated memorandum and articles of association, which take effects immediately prior to consummation of the Business Combination and is referred to herein as the “PubCo Amended and Restated Memorandum and Articles of Association.” According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of PubCo is US$50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each. The following includes a summary of the terms of PubCo Ordinary Shares, based on the PubCo Amended and Restated Memorandum and Articles of Association and Cayman Islands law.

General. Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 class A ordinary shares of par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.0001 each All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the PubCo ordinary shares (if any) are issued in registered form. Subject to the PubCo Amended and Restated Memorandum and Articles, PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their PubCo ordinary shares.

Dividends. The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by PubCo Board subject to the PubCo Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act. Subject to any rights and restrictions for the time being attached to any shares, the directors of PubCo may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of PubCo lawfully available therefor. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose.

Voting Rights. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of Pubco while each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of Pubco. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. The result of the poll shall be deemed to be the resolution of the meeting. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

General Meetings. As a Cayman Islands exempted company, subject to the PubCo Amended and Restated Memorandum and Articles of Association, PubCo is not obligated by the Cayman Companies Act to call shareholders’ annual general meetings. The PubCo Amended and Restated Memorandum and Articles of Association provides that PubCo may (but are not obliged to) in each calendar year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman of PubCo Board or a majority of the directors (acting by a board resolution) may call extraordinary general meetings. PubCo Board must proceed to convene an extraordinary general meeting upon the requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all of our issued and outstanding shares that as at the date of the deposit of the requisition shares carry the right to vote at the general meetings. All general meetings other than annual general meetings shall be called extraordinary general meetings.

At least ten (10) clear days’ notice shall be given for any general meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business.

A general meeting of PubCo shall, whether or not the notice specified in the PubCo Amended and Restated Memorandum and Articles of Association has been given and whether or not the provisions of the PubCo Amended and Restated Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) of PubCo entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders of PubCo having a right to attend and vote at the meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

The chairman at such meeting of PubCo may, with the consent of a meeting at which a quorum is present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for more than fourteen calendar days or more, notice of the adjourned meeting shall be given in accordance with PubCo Amended and Restated Memorandum and Articles of Association.

The result of the poll shall be deemed to be the resolution of the meeting. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Transfer of PubCo Ordinary Shares. Subject to the restrictions in the PubCo Amended and Restated Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her PubCo ordinary shares by an instrument of transfer in (i) any usual or common form; (ii) such form as is prescribed by the designated stock exchange; or (iii) in any other form the directors may determine and shall be executed by or on behalf of the transferor (or otherwise as prescribed by the rules and regulations of the designated stock exchange). The transferor shall be deemed to remain the holder of a PubCo Ordinary Share until the name of the transferee is entered into the register of members of PubCo.

PubCo Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer of any shares, they shall, within two calendar months after the date on which the instrument of transfer was lodged with PubCo, send notice of the refusal to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the rules of Nasdaq, be suspended and the register of members closed at such times and for such periods as PubCo Board may, in their absolute discretion, from time to time determine, provided always, that the registration of transfers shall not be suspended nor the register closed for more than thirty calendar days in any calendar year.

Liquidation. If PubCo shall be wound up, the liquidator may, with the sanction of a special resolution of PubCo and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in specie or kind the whole or any part of the assets of PubCo (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he or she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any assets whereon there is any liability.

If PubCo shall be wound up and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise.

Redemption, Repurchase and Surrender of PubCo Ordinary Shares. Subject to the Cayman Companies Act and the PubCo Amended and Restated Memorandum and Articles of Association, PubCo may issue shares that are to be redeemed or are liable to be redeemed, at PubCo’s option or at the option of the holders thereof. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by PubCo Board. PubCo may also purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by PubCo Board, or are otherwise authorized by the PubCo Amended and Restated Memorandum and Articles of Association. Pubco may also make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Cayman Companies Act, including out of capital. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever PubCo’s capital is divided into different classes of shares, the rights attaching to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution at a separate general meeting of the holders of shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by PubCo. the rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s register of members or its corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of PubCo’s current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. The PubCo Amended and Restated Memorandum and Articles of Association authorize PubCo Board to issue additional ordinary shares from time to time as the PubCo Board shall determine, to the extent of available authorized but unissued shares, and subject to the rules of the Nasdaq and/or any competent regulatory authority.

Anti-Takeover Provisions. Some provisions of PubCo Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo Board to issue from time to time, out of the authorized share capital of PubCo, series of preferred shares in their absolute discretion and without approval of the shareholders and determine, with respect to any series of preferred shares, the terms and rights of that series. However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under the PubCo Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of UYSC Ordinary Shares will become shareholders of PubCo and their rights will be governed by Cayman Islands law and the PubCo Amended and Restated Memorandum and Articles of Association. Currently, the rights of shareholders of UYSC are governed by Cayman Islands law and its Current Charter.

This section describes the material differences among the rights of shareholders of UYSC, the rights of Isdera Group’s shareholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences among UYSC’s, Isdera Group’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and UYSC’s, Isdera Group’s and PubCo’s organizational documents. For information on the Current Charter see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo Amended and Restated Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of the PubCo Amended and Restated Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

PubCo	Isdera Group	UYSC

Shareholder Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

PubCo may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

At these meetings the report of the directors (if any) shall be presented.

All meetings of members shall be referred to as extraordinary general meetings unless the general meeting is an annual general meeting. Isdera Group may but shall not be obliged to hold an annual general meeting.

All general meetings other than annual general meetings shall be called extraordinary general meetings.

An annual general meeting of UYSC shall be held in each year thereafter at such time as determined by the directors and UYSC may, but shall not be obliged to, in each year hold any other general meeting. Any annual general meeting shall be held at such time and place as the directors shall appoint.

The directors may convene a general meeting at such time and in such manner and place within or outside the Cayman Islands as the directors consider necessary or desirable and the directors may cancel a general meeting with such notice, in such manner and for such reason as the directors consider necessary.

The directors, the chief executive officer or the chairman of the Board may call general meetings.

A general meeting of UYSC shall, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all of the members entitled to attend and vote thereat; (b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the shares giving that right.

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of PubCo.

A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of PubCo.

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by directors.

Upon the written request of members entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a meeting of members. the written request of members to requisition a meeting must state the objects of the meeting and must be signed by the members requisitioning the meeting. The written request must be lodged at the registered office and may be delivered in counterpart.

If the directors do not proceed to convene a meeting of members within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of members in the same manner as nearly as possible as that in which a meeting of members may be convened by a director. where the requisitionists fail to convene the meeting of members within three months of their right to convene the meeting arising, the right to convene the meeting of members shall lapse.

PubCo	Isdera Group	UYSC

Shareholders’ Voting Rights

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of Pubco while each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of Pubco. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. The result of the poll shall be deemed to be the resolution of the meeting. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of PubCo (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of PubCo duly convened and held.	●	Isdera Group’s existing memorandum and articles of association provide that no person shall be entitled to vote at any meeting of members unless he is registered as a member on the record date for such meeting and all calls or other moneys payable by him in respect of shares have been paid at or before the record date. subject to any rights and restrictions for the time being attached to any share, on a poll every member who is present in person, by its duly authorized representative or by proxy shall have one vote for each share. Resolutions may also be approved in writing by all of the members entitled to vote at a general meeting of Isdera Group in one or more instruments each signed by one or more of the members.	●	The Current Charter provides that subject to any rights or restrictions attached to any shares, every member present in any such manner shall have one vote for every share of which he is the holder. A resolution (including a special resolution) in writing (in one or more counterparts) signed by or on behalf of all of the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of UYSC duly convened and held.

●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the PubCo Amended and Restated Memorandum and Articles of Association, which permit such proxies.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by Isdera Group’s existing memorandum and articles of association, which permit such proxies.	●	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. where a member appoints more than one proxy the instrument of proxy shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

●	Quorum is as designated in the PubCo Amended and Restated Memorandum and Articles of Association, which provide that one or more shareholders which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.	●	Quorum is as designated in Isdera Group’s existing memorandum and articles of association, which provide that two or more members entitled to vote on resolutions of members to be considered at the meeting except where there is only one member entitled to vote on resolutions of members to be considered at the meeting in which case the quorum shall be one member.	●	Quorum is as designated in the Current Charter, which provide that the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

●	The PubCo Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.	●	Isdera Group’s existing memorandum and articles of association do not provide for cumulative voting.	●	The Current Charter do not provide for cumulative voting.

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that the rights attached to any class of shares may be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.	●	Isdera Group’s existing memorandum and articles of association provide that the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.		The Current Charter provide that all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the UYSC is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

●

A special resolution, requiring not less than a two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of PubCo of which notice specifying the intention to propose the resolution as a special resolution has been duly given, is required to:

(a) amend the PubCo Amended and Restated Memorandum and Articles of Association;

(b) change PubCo’s name;

(c) change PubCo’s registration to a jurisdiction outside the Cayman Islands;

(d) merger or consolidate PubCo with one or more other constituent companies;

(e) reduce PubCo’s share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act.

●

A special resolution, requiring not less than a two-thirds vote, is required to:

(a) alter or amend Isdera Group’s existing memorandum and articles of association in whole or in part;

(b) change Isdera Group’s name;

(c) change Isdera Group’s registration to a jurisdiction outside the Cayman Islands;

(d) merger or consolidate Isdera Group’s with one or more other constituent companies;

(e) reduce Isdera Group’s share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act.

 A special resolution, requiring not less than a two-thirds vote, is required to:

(a) alter or amend the Current Chater in whole or in part;

(b) change UYSC’s name;

(c) change UYSC’s registration to a jurisdiction outside the Cayman Islands;

(d) merger or consolidate UYSC’s with one or more other constituent companies;

(e) reduce UYSC’s share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act.

PubCo		Isdera Group		UYSC

Directors

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that the number of directors shall not be less than two (2) directors.	●	Isdera Group’s existing memorandum and articles of association provide that Isdera Group shall have a board of directors consisting of not less than one director.	●	The Current Charter provide that there shall be a board of directors consisting of not less than one person provided however that, the company may by ordinary resolution increase or reduce the limits in the number of directors.

●

PubCo may by ordinary resolution appoint any person to be a director. The board of directors of PubCo may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a PubCo director, to fill a casual vacancy on the PubCo Board or as an addition to the PubCo Board.

A PubCo director may be removed from office by an ordinary resolution of PubCo.

		●	Directors shall be appointed by ordinary resolution or by a resolution of the directors and may be removed by ordinary resolution.	●

UYSC may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Current Charter as the maximum number of directors.

●	The PubCo directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of PubCo Ordinary Shares, at such time and on such terms as they may think appropriate. The PubCo Board may issue, from time to time, out of the authorized share capital of PubCo, series of preferred shares in their absolutely discretion and without approval of PubCo’s shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.	●	Subject to any applicable provisions in Isdera Group’s existing memorandum and articles of association, and directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of shares) and other securities of the company at such times, to such persons, for such consideration and on such terms as the directors may determine.	Subject to the provisions, if any, in the Current Charter (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the designated stock exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law, and without prejudice to any rights attached to any existing shares, the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the statute and the articles) vary such rights.

●	Subject to any rights and restrictions for the time being attached to any PubCo shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on PubCo shares in issue and authorize payment of the same out of the funds of PubCo lawfully available therefor.	●	Subject to the Cayman Companies Act and Isdera Group’s existing memorandum and articles of association, the directors may declare and pay out of the funds of Isdera Group lawfully available for such purpose a distribution at a time and of an amount they think fit.

Subject to the statute and the Current Charter and except as otherwise provided by the rights attached to any shares, the directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of UYSC lawfully available therefor.

●	Subject to any rights and restrictions for the time being attached to any PubCo shares, PubCo by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the PubCo directors.

●	Any dividend payable in cash to the holder of PubCo shares may be paid in any manner determined by the PubCo directors. The PubCo directors may determine that a dividend shall be paid wholly or partly in cash or by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.	●	The directors may declare that any distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and the directors may settle the same as they think expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees as may seem expedient to the directors.	The directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees in such manner as may seem expedient to the directors.

PubCo			Isdera Group			UYSC

Fiduciary Duties

	●	In summary, directors and officers owe the following fiduciary duties:		●	In summary, directors and officers owe the following fiduciary duties:	●	In summary, directors and officers owe the following fiduciary duties:

	●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;		●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;	●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

	●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;		●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;	●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

	●	Directors should not improperly fetter the exercise of future discretion;		●	Directors should not improperly fetter the exercise of future discretion;	●	Directors should not improperly fetter the exercise of future discretion;

	●	Duty to exercise powers fairly as between different groups of shareholders;		●	Duty to exercise powers fairly as between different groups of shareholders;	●	Duty to exercise powers fairly as between different groups of shareholders;

	●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and		●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and	●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

	●	Duty to exercise independent judgment.		●	Duty to exercise independent judgment.	●	Duty to exercise independent judgment.

●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:		●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:			In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

	●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and		●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and	●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.	●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.	●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the PubCo Amended and Restated Memorandum and Articles of Association or alternatively by shareholder approval at general meetings.	●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in Isdera Group’s existing memorandum and articles of association or alternatively by shareholder approval at general meetings.		As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Current Charter or alternatively by shareholder approval at general meetings.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

PubCo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. PubCo is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

●	However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

The PubCo Amended and Restated Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint [__] as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Harney Westwood & Riegels, PubCo’s and Isdera Group’s counsel as to Cayman Islands law, and JunHe LLP, Isdera Group’s counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against PubCo (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against PubCo, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

PRC

Substantially all of our assets are located outside the United States. In addition, Mr. Wenfang Song, acting as a Chairman, Director and Chief Executive Officer of the PubCo, and Mr. Yijuan Shui, Chief Financial Officer of the PubCo, are reside within China for a significant portion of the time and most are PRC nationals, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons. As advised by JunHe LLP, Isdera Group’s PRC Legal Counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. JunHe LLP has further advised that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, JunHe LLP, that neither Isdera Group nor any of its PRC subsidiaries, including the PRC Operating Entities are currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the CSRC. And we have submitted the required filing materials to the CSRC within three (3) business days after the submission of this proxy statement/prospectus. We will submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to complete the filing procedure prior to our Business Combination. Isdera Group’s legal counsel as to Cayman Islands law has advised that Isdera Group does not require any approvals from any Cayman authority. If any of the PRC Operating Entities were required to obtain permissions or approvals in the future and were denied permissions or approvals from Chinese authorities to list on U.S. exchanges, the PRC Operating Entities will not be able to continue listing on U.S. exchange, which could materially affect the interest of the investors. It is uncertain when and whether Isdera Group will be required to obtain permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this prospectus, Isdera Group and its PRC Operating Entities are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Although Isdera Group’s PRC Operating Entities are currently not required to obtain permission or approval from any PRC government agency and have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors — Risks Related to Doing Business in China — The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval.”

LEGAL MATTERS

The validity of the PubCo Ordinary Shares will be passed upon by Harney Westwood & Riegels, Cayman Islands legal counsel to PubCo. Certain legal matters relating to U.S. law will be passed upon for PubCo and Isdera Group by Torres & Zheng at Law, P.C. Certain legal matters relating to U.S. law will be passed upon for UYSC by Becker & Poliakoff, P.A.

EXPERTS

The consolidated financial statements of UYSC as of and for the years ended March 31, 2026 and 2025 included in this registration statement have been audited by Audit Alliance LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Xinghui Technology as of and for years ended March 31, 2026 and 2025 included in this registration statement have been audited by Enrome LLP, an independent registered public accounting firm as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Xinghui Technology to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Isdera Inc as of March 31, 2026 and for the period from August 14, 2025 (Inception) through March 31, 2026 included in this registration statement have been audited by Enrome LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of UYSC knows of no other matters which may be brought before the Extraordinary General Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Extraordinary General Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, UYSC and its agents that deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of proxy statement/prospectus of UYSC. Upon written or oral request, UYSC will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that UYSC deliver single copies of such documents in the future. Shareholders may notify UYSC of their requests by calling or writing UYSC at its principal executive offices at 39 E. Broadway, Suite 603, New York, New York 10002.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

UYSC is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither UYSC, PubCo nor Isdera Group has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to shareholders of UYSC nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENTS

UY SCUTI ACQUISITION CORP.

UY SCUTI ACQUISITION CORP.

CONDENSED BALANCE SHEETS

Currency expressed in United States Dollars (“US$”), except for number of shares

	As of
	June 30 2026	March 31, 2026
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$8,807	$8,846
Prepaid expenses	42,500	-
Total Current Assets	$51,307	$8,846

Non-current asset
Cash held in Trust Account	35,598,437	60,147,604
Total non-current Asset	$35,598,437	$60,147,604

Total Assets	$35,649,744	$60,156,450

Liabilities, Ordinary shares subject to possible redemption and Shareholders’ Deficit
Current Liabilities
Accrued expenses	128,020	177,544
Promissory Note - related parties	919,053	763,401
Due to third parties	494,380	-
Due to related party	150,000	120,000
Total Current Liabilities	$1,691,453	$1,060,945

Commitments and Contingencies – (see Note 7)

Ordinary shares subject to possible redemption, 3,312,712 and 5,750,000 shares issued and outstanding at redemption value of $10.75 and $10.46 as of June 30, 2026 and March 31, 2026, respectively.	35,598,437	60,132,006

Shareholders’ Deficit
Preference shares, $0.0001 par value; 10,000,000 shares authorized; nil and nil shares issued and outstanding as of June 30, 2026 and March 31, 2026, respectively.	-	-
Ordinary shares, $0.0001 par value; 490,000,000 shares authorized; 1,908,348 and 1,908,348 shares issued and outstanding (excluding 3,312,712 shares subject to redemption) as of June 30, 2026 and March 31, 2026, respectively*.	191	191
Additional paid-in capital	975,238	990,836
Accumulated deficit	(2,615,575)	(2,027,528)
Total Shareholders’ Deficit	(1,640,146)	(1,036,501)
Total Liabilities, Ordinary shares subject to possible redemption and Shareholders’ Deficit	$35,649,744	$60,156,450

The accompanying notes are an integral part of these unaudited condensed financial statements.

UY SCUTI ACQUISITION CORP.

UNADUTIED CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Currency expressed in United States Dollars (“US$”), except for number of shares

	For the Three Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Operating expenses	$137,975	$234,453
Loss from Operations	$(137,975)	$(234,453)
Other income:
Interest earned on cash held in Trust Account	302,840	566,531
Income before income taxes	164,865	332,078
Income taxes expense	-	-
Net income	$164,865	$332,078

Other comprehensive income	$-	$-
Comprehensive income	$164,865	$332,078

Basic and diluted weighted average ordinary shares outstanding, redeemable ordinary shares	3,475,198	5,691,280
Basic and diluted net income per ordinary share, redeemable ordinary shares	$0.11	$0.13
Basic and diluted weighted average ordinary shares outstanding, non-redeemable ordinary shares	1,908,348	1,904,952
Basic and diluted net loss per ordinary share, redeemable ordinary shares	$(0.11)	$(0.22)

The accompanying notes are an integral part of these unaudited condensed financial statements.

UY SCUTI ACQUISITION CORP.

UNADUTIED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

Currency expressed in United States Dollars (“US$”), except for number of shares

FOR THE THREE MONTHS ENDED JUNE 30, 2026

			Additional		Total
	Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of March 31, 2026	1,908,348	$191	$990,836	$(2,027,528)	$(1,036,501)
Accretion of carrying value to redemption value	-	-	(15,598)	-	(15,598)
Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)	-	-	-	(450,072)	(450,072)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)	-	-	-	(302,840)	(302,840)
Net income	-	-	-	164,865	164,865
Balance as of June 30, 2026 (Unaudited)	1,908,348	$191	$975,238	$(2,615,575)	$(1,640,146)

FOR THE THREE MONTHS ENDED JUNE 30, 2025

			Additional	Retained earnings	Total Shareholders’
	Ordinary Shares		Paid-in	(Accumulated	Equity
	Shares	Amount	Capital	Deficit)	(Deficit)
Balance as of March 31, 2025	1,437,500	$144	$24,856	$(163,268)	$(138,268)
Proceeds allocated to Public Rights	-	-	5,387,388	-	5,387,388
Sale of private placement shares	240,848	24	2,408,456	-	2,408,480
Issuance of representative shares	230,000	23	2,112,577	-	2,112,600
Underwriters’ discount and other offering expenses	-	-	(3,264,646)	-	(3,264,646)
Accretion of ordinary share subject to redemption value	-	-	(1,970,381)	-	(1,970,381)
Net income	-	-	-	332,078	332,078
Balance as of June 30, 2025 (Unaudited)	1,908,348	$191	$4,698,250	$168,810	$4,867,251

The accompanying notes are an integral part of these unaudited condensed financial statements.

UY SCUTI ACQUISITION CORP.

UNADUTIED CONDENSED STATEMENTS OF CASH FLOWS

Currency expressed in United States Dollars (“US$”), except for number of shares

	For the Three Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	$164,865	$332,078
Adjustments to reconcile net cash used in operating activities:
Operating cost paid by Sponsor	199,960	-
Amortization of prepaid expenses	42,500	-
Interest earned on cash held in Trust Account	(302,840)	(566,531)
Changes in operating assets and liabilities
Prepaid expenses	(85,000)	(335,625)
Accrued expenses	(49,524)	(30,000)
Due to related party	30,000	30,000
Net cash used in operating activities	(39)	(570,078)

Cash Flows from Investing Activities:
Cash deposited into Trust Account	(900,072)	-
Cash withdrawn from Trust Account to public stockholder redemption	(25,302,079)	-
Investment of cash in Trust Account	-	(57,500,000)
Net cash used in investing activities	(26,202,151)	(57,500,000)

Cash Flows from Financing Activities:
Proceeds from promissory note to related parties	450,000	-
Proceeds from third parties	450,072	-
Cash withdrawn from Trust Account to public stockholder redemption	25,302,079	-
Repayment of promissory note payable - related party	-	(337,584)
Proceeds from sale of public units through public offerings, net of underwriters’ discount	-	56,493,744
Proceeds from ordinary shares issued in private placement	-	2,408,480
Payment of offering costs	-	(229,700)
Net cash generated by financing activities	26,202,151	58,334,940

Net change in cash	(39)	264,862
Cash at beginning of the period	8,846	17,221
Cash at end of the period	$8,807	$282,083

Supplemental Disclosure of Non-cash Activities
Representative shares issued and charged to offering costs	$-	$2,112,600
Accretion and subsequent measurement of ordinary shares subject to redemption value	$(768,510)	$(1,970,381)

The accompanying notes are an integral part of these unaudited condensed financial statements.

UY SCUTI ACQUISITION CORP.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

UY Scuti Acquisition Corp. (the “Company” or “UY Scuti”), is a blank check company incorporated under the laws of the Cayman Islands with limited liability on January 18, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2026, the Company had not commenced any operations. All activities through June 30, 2026 are related to the Company’s formation and the initial public offering (“IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination, entering into the Merger Agreement (as defined below) with Isdera Group Limited, and taking actions in connection with the business combination contemplated by the Merger Agreement. The Company generated non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO and sale of Private Placement Units (as defined below). The Company has selected March 31 as its fiscal year end.

The Company’s sponsor is UY Scuti Investments Limited (the “Sponsor”), a British Virgin Islands company. The Company’s ability to commence operations was contingent upon obtaining adequate financial resources through the IPO (see Note 3) and a Private Placement (as defined below) to the Sponsor (see Note 4).

The registration statement for the Company’s IPO was declared effective on March 31, 2025. On April 1, 2025, the Company consummated its IPO of 5,000,000 units (the “Public Units”), which is described in Note 3. Each Public Unit consists of one ordinary share of the Company, par value US$0.0001 per share (“Ordinary Share”) and one right to receive one-fifth (1/5th) of one Ordinary Share upon the consummation of an initial business combination (“Right”). The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $50,000,000.

Simultaneously with the closing of the IPO on April 1, 2025, the Company consummated the private placement (“Private Placement”) with UY Scuti Investments Limited, its Sponsor, of 227,500 units (the “Private Units”) at a price of $10.00 per Private Unit, generating total gross proceeds of $2,275,000, which is described in Note 4. The Company also issued to Maxim Group LLC, the representative of the underwriter, 200,000 ordinary shares (the “Representative Shares”) on the closing of the IPO.

In connection with the IPO, the underwriters were granted a 45-day option (the “Over-Allotment Option”) to purchase up to 750,000 additional units to cover over-allotments (the “Option Units”), if any. On April 7, 2025, the underwriter exercised the over-allotment option in part to purchase an additional 357,622 Option Units of the Company (the “Over-Allotment Option”) at an offering price of $10.00 per Option Unit of the Company, generating gross proceeds of $3,576,220 which was deposited into the Trust Account. In addition, on April 9, 2025, the underwriter exercised the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Option Units of the Company at an offering price of $10.00 per Option Unit, for gross proceeds of $3,923,780, which amount was deposited into the Trust Account, which is described in Note 3.

Simultaneously with the issuance and sales of the Option Units, the Company completed a private placement sale of additional 13,348 units (the “Additional Private Units” and together with the Initial Private Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $133,480, including the cancellation of $62,580 of indebtedness. In connection with the issuance and sales of the Option Units, the Company issued additional 30,000 Representative Shares to the Representative. The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

As of April 9, 2025, an aggregate of $57,500,000 was deposited in the Trust Account established in connection with the IPO.

Transaction costs associated with the IPO and exercise of Over-Allotment Option amounted to $3,570,651, consisting of $1,006,256 and $2,112,600 of underwriting commissions which were paid in cash and representative shares (230,000 ordinary shares) at the closing date of the IPO, respectively and $451,795 of other offering costs. At the IPO date, cash of $809,914 (which is net of funds used to repay the then outstanding balance of the Promissory Note described in Note 5) was held outside of the Trust Account (as defined below) and was available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a business combination successfully.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding income taxes payable on the interest earned) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that $10.00 per Unit sold in the IPO, including a portion of the proceeds of the sale of the Private Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, with a maturity of 185 days or less, or in money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act of 1940 which invest only in direct U.S. government treasury obligations, as determined by the Company. The proceeds from the IPO held in the trust account will not be released from the trust account (1) to the Company, until the completion of the initial business combination, or (2) to public shareholders, until the earliest of: (a) the completion of the initial Business Combination, (b) the redemption of any ordinary shares sold as part of the units in the IPO (the “public shares”) properly submitted in connection with a shareholder vote to amend the Company’s second amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Company’s ordinary shares the right to have their shares redeemed in connection with the Company’s initial business combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial business combination within 12 months from the closing of the IPO or after giving effect to the amendment to the Company’s amended and restated memorandum and articles of association approved on March 31, 2026, up to 24 months from the closing of the IPO (an “Extension Period”) or (B) with respect to any other provision relating to the rights of holders of the Company’s ordinary shares, and (c) the redemption of the Company’s public shares if it has not consummated the business combination within 24 months from the closing of the IPO or during any Extension Period, subject to applicable law. Public shareholders who redeem their ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if the Company has not consummated an initial business combination within 24 months from the closing of the IPO, with respect to such ordinary shares so redeemed. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. After giving effect to the amendment to the Company’s amended and restated memorandum and articles of association approved on March 31, 2026, the Company will have only 24 months from the closing of the IPO, including the Extension Period to complete the initial Business Combination (the “Combination Period”). If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay the Company’s taxes, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s rights, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such an initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

Business Combination Agreement

On July 18, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Isdera Group Limited, a Cayman Islands company (“Isdera”), a company that shall become the parent company of Xinghui Automotive Technology (Hainan) Co., Ltd, a company in the business of designing automobiles in the People’s Republic of China (“Xinghui Automotive Technology”), and Xinghui Automotive Technology’s principal shareholders for a business combination. The aggregate consideration to be paid to Isdera shareholders upon consummation of the transactions contemplated by the Merger Agreement is such number of newly issued Purchaser Ordinary Shares determined by dividing the net value of Isdera, which was agreed to be $1,000,000,000, by $10.00 per share. See Note 9 to these Note to the Condensed Financial Statements for further information regarding this transaction.

Extension Meeting

On March 31, 2026, the Company held an extraordinary general meeting (“Extraordinary General Meeting”) and approved a proposal to extend the time available for the Company to consummate its initial Business Combination. Pursuant to the terms of the Company’s Amended and Restated Memorandum and Articles of Association and amendment to the Investment Management Trust Agreement dated March 31, 2025 between the Company and Continental Stock Transfer & Company (the “Trust Agreement”) approved at the Extraordinary General Meeting, in order to extend the time available for the Company to consummate its initial Business Combination, its sponsor or its affiliates or designees must deposit an aggregate of $450,000 on or prior to the date of the applicable deadline, for each three-month extension.

In connection with the shareholder votes at the Extraordinary General Meeting, holders of 2,437,288 ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25,302,078 was removed from the Trust Account to pay such holders, and approximately $34,390,068 remained in the Trust Account. Following these redemptions, the Company had 5,221,060 ordinary shares, including 3,312,712 Public Shares, outstanding.

Extension Payments

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned the Company the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that the Company has to consummate a business combination for the first three-month extension period. On April 25, 2026, the Company issued a note to the lender to evidence the loan (the “Extension Note I”). The Extension Note I bears no interest and provides that it shall repay the outstanding principal on the date on which it consummates the business combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of its securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share and one right to receive one-fifth of one ordinary share.

On June 30, 2026, Isdera HK Limited, an affiliate of Isdera Group, loaned the Company the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that the Company has to consummate a business combination for the second three-month extension period.

As of June 30, 2026, an aggregate of $900,000 was deposited into the trust account of the Company for the benefit of its public shareholders in connection with a previously approved extension of the period the Company has to consummate its initial business combination.

Going concern consideration

The Company had a working capital deficit of $1,640,146, shareholders’ deficit of $1,640,146 and an accumulated deficit of $2,615,575 as of June 30, 2026. The Company had a negative cash flow from operating activities of $39 for the three months ended June 30, 2026. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the date the financial statements are issued.

Subsequent to the consummation of the IPO, our liquidity requirements have been satisfied through the net proceeds from the IPO, the Private Placement, loans from our Sponsor pursuant to the Promissory Note II (defined below), and a loan from third parties as described below. We have incurred, and expect to continue to incur, significant professional fees and costs to maintain our status as a publicly traded company, as well as significant transaction costs in connection with pursuing the consummation of a Business Combination.

In order to fund working capital deficiencies and finance transaction costs in connection with a Business Combination, on September 12, 2025, the Company issued an unsecured promissory note (the “Promissory Note II”) in the principal amount of up to $1,000,000 to Sponsor. The Promissory Note II bears no interest and was initially repayable by the Company to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). Effective as of March 31, 2026, the Company and Sponsor agreed to amend and restate the Promissory Note II to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which we consummate a business combination. The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the Promissory Note into units of the Company’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026, the principal amount due and owing under the Promissory Note II was $469,053.

The Company initially had 12 months from the closing of the IPO or up to 18 months from the closing of the IPO to complete a business combination. On March 31, 2026, the Company held the Extraordinary General Meeting at which its shareholders approved a proposal to extend the date by which it must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, subject to the Sponsor (or its designee) depositing $450,000 into the Trust Account for each extension period. If the Company has not consummated an initial business combination by April 1, 2027, the outstanding Public Shares will be redeemed. There is a possibility that business combination might not happen within the prescribed period of time.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern within one year after the date that the audited financial statements are issued. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the unaudited condensed financial statements, have been included. Interim results are not necessarily indicative of results that may be expected through March 31, 2027 or for any future periods. These unaudited condensed financial statements should be read in conjunction with the Company’s 2026 Annual Report on Form 10-K as filed with the SEC on July 14, 2026.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these unaudited condensed financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Chief Executive Officer and Chairman of the Board, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the CODM comprehensively manages the entire business. Accordingly, the Company does not accumulate discrete financial information with respect to separate divisions and does not have separate operating or reportable segments. Since the Company operates in one operating segment, all required financial segment information can be found in the unaudited condensed financial statements.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has cash and cash equivalents of $8,807 and $8,846 as of June 30, 2026 and March 31, 2026, respectively.

Cash Held in Trust Account

As of June 30, 2026 and March 31, 2026, the Company had $35,598,437 and $60,147,604, respectively, in cash held in the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, in Hong Kong, which, at times, may exceed the Deposit Protection Scheme (the “DPS”) HK$500,000 (approximately $64,000). As of June 30, 2026 and March 31, 2026, the Company has cash and cash equivalents of $8,807 and $8,846, respectively, deposited at a financial institution in Hong Kong, which the Company’s management believes is of a high credit quality. Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are higher than the coverage limit. No balances were in excess of the insured amounts as of June 30, 2026.

The Company has not experienced losses on such account and management believes the Company is not exposed to significant risks on such account.

Ordinary Shares Subject to Possible Redemption

All of the 5,750,000 ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

The Company accounted for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) were classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) were classified as temporary equity. At all other times, ordinary shares were classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classified the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company.

Given that the 5,750,000 ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a deemed dividend and charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital, over an expected 12-month period, which is the initial period that the Company has to complete a Business Combination.

For the three months ended June 30, 2026, the Company recorded subsequent remeasurement and accretion of ordinary share subject to redemption value of $768,510.

As of June 30, 2026, the ordinary shares subject to possible redemption reflected in the condensed balance sheet are recorded in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights	(5,387,388)
Offering costs allocated to redeemable shares	(306,005)
Plus:
Accretion of carrying value to redemption value	5,980,052
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account and additional funding for business combination extension)	2,197,604
Ordinary shares subject to possible redemption as of March 31, 2026	$59,682,006
Less:
Public shareholder redemptions	(25,302,079)
Plus:
Accretion of carrying value to redemption value	15,598
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account and additional funding for business combination extension)	752,912
Ordinary shares subject to possible redemption as of June 30, 2026 (Unaudited)	$35,598,437

Earnings (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The unaudited condensed statements of operations and comprehensive income (loss) include a presentation of earnings (loss) per redeemable share and earnings (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the shares subject to possible redemption was considered to be dividends paid to the public shareholders. For the three months ended June 30, 2026 did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

Earnings (loss) per share presented in the unaudited condensed statements of operations and comprehensive income and loss is based on the following:

	For the Three Months Ended	For the Three Months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Net income	$164,865	$332,078
Less: Subsequent measurement and accretion of redeemable ordinary shares to redemption value	(768,510)	(1,970,381)
Net loss including accretion of redeemable ordinary shares to redemption value	$(603,645)	$(1,638,303)

	For the Three Months Ended
	June 30, 2026
	Redeemable Ordinary Share	Non- Redeemable Ordinary Share
	(Unaudited)
Numerators:
Allocation of net loss	$(389,666)	$(213,979)
Subsequent measurement and accretion of redeemable ordinary shares to redemption value	768,510	-
Allocation of net income (loss)	$378,844	$(213,979)
Denominators:
Weighted-average ordinary shares outstanding	3,475,198	1,908,348

Basic and diluted earnings (loss) per share	$0.11	$(0.11)

	For the Three Months Ended
	June 30, 2025
	Redeemable Ordinary Share	Non- Redeemable Ordinary Share
	(Unaudited)
Numerators:
Allocation of net loss	$(1,227,456)	$(410,847)
Subsequent measurement and accretion of redeemable ordinary shares to redemption value	1,970,381	-
Allocation of net income (loss)	$742,925	$(410,847)
Denominators:
Weighted-average ordinary shares outstanding	5,691,280	1,904,952

Basic and diluted earnings (loss) per share	$0.13	$(0.22)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the unaudited condensed financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyers and sellers would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. The carrying amounts reported in the balance sheet for cash and cash equivalents, marketable securities held in trust account, accounts payable and accrued expenses and due to related party each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of the presented periods, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2026	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash held in trust account	$35,598,437	$35,598,437	$-	$-

	March 31, 2026	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash held in trust account	$60,147,604	$60,147,604	$-	$-

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent Accounting Standards

In November 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — INITIAL PUBLIC OFFERING

On April 1, 2025, the Company sold 5,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one ordinary share, par value $0.0001 per share and one right (the “Public Right”). Each Public Right entitles the holder to purchase one-fifth (1/5) of one ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares. As a result, the holder must hold Public Rights in multiples of 5 in order to receive shares for all of their Public Rights upon closing of a Business Combination. The Company also granted the underwriters a 45-day option to purchase up to an additional 750,000 units to cover over-allotments, if any.

On April 7, 2025, the underwriter exercised the over-allotment option in part to purchase an additional 357,622 Option Units of the Company (the “Over-Allotment Option”) at an offering price of $10.00 per Option Unit of the Company, generating gross proceeds of $3,576,220 which was deposited into the Trust Account. In addition, on April 9, 2025, the underwriter exercised the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Option Units of the Company at an offering price of $10.00 per Option Unit, for gross proceeds of $3,923,780, which amount was deposited into the Trust Account.

The holders of the Units became eligible to separately trade the ordinary shares and the Public Rights beginning on May 27, 2025.

Note 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO on April 1, 2025, the Sponsor purchased an aggregate of 227,500 Initial Private Placement Units at a price of $10.00 per Initial Private Placement Units for an aggregate purchase price of $2,275,000. Each Initial Private Placement Unit was identical to the Public Units sold in the IPO except for certain registration rights and transfer restrictions.

Simultaneously with the issuance and sales of the Option Units on April 7 and April 9, 2025, the Company completed the private placement sale of an additional 13,348 units to the Sponsor at a purchase price of $10.00 per Additional Private Unit. The Private Placement generated total proceeds of $2,408,480, including the cancellation of $337,580 of indebtedness.

Note 5 — RELATED PARTY TRANSACTIONS

Founder Shares

Pursuant to the Securities Subscription Agreement dated August 2, 2024, the Sponsor agreed to purchase 1,725,000 ordinary shares (the “Founder Shares”) for an aggregate price of $25,000. Due to the reduction in the offering size, the Company and sponsor subsequently entered into the Amended Subscription Agreement pursuant to which the Sponsor agreed to surrender for no consideration, and the Company subsequently cancelled, 287,500 ordinary shares previously issued the Sponsor, such that the Sponsor then held 1,437,500 Founder Shares purchased for an aggregate price of $25,000, with a par value $0.0001.

As of March 31, 2025, there were 1,437,500 ordinary shares issued and outstanding, among which, up to 187,500 ordinary shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On April 7, 2025, the underwriter exercised the Over-Allotment Option in part to purchase an additional 357,622 Units of the Company. On April 7, 2025, the underwriter notified the Company of its exercise of the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Units of the Company at an offering price of $10.00 per Unit. Upon the full exercise of the over-allotment option, all of the 187,500 Founder Shares were no longer be subject to forfeiture.

The Founder shares except as described below, are identical to the ordinary shares included in the units being sold in the IPO, and holders of Founder shares have the same shareholder rights as public shareholders, except that (a) the Founder shares are subject to certain transfer restrictions, as described in more detail below; (b) the Company’s initial shareholders have entered into an agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to their Founder shares, private placement shares and public shares held by them in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder shares and private placement shares if the Company fails to complete our initial business combination within 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO if the Company extends the period of time to consummate a business combination) (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete the Company’s initial business combination within the Combination Period) and (c) are entitled to certain registration rights to provide for the resale of such shares under the Securities Act. If the Company submits its initial Business Combination to its public shareholders for a vote, its founder has agreed (and its permitted transferees will agree) to vote their Founder shares, private shares and any public shares purchased during or after the IPO in favor of its initial Business Combination. The other members of the Company’s management team have entered into agreements similar to the one entered into by the Company’s Sponsor with respect to any public shares acquired by them in or after the IPO.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Sponsor will not be responsible to the extent of any liability for such third-party claims.

The initial shareholders have agreed, not to transfer, assign or sell 100% of its Founder Shares until the earlier of (x) six months after the date of the consummation of the Company’s initial business combination or (y) the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share surrenders, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (z) the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction after its initial Business Combination which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

Promissory Note II

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it intends to repay such loaned amount at closing. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans made by the Sponsor, the Company’s officers and directors, or the Company’s or their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Placement Units.

On September 12, 2025, the Company issued an unsecured promissory note (the “Promissory Note II”) in the principal amount of up to $1,000,000 to Sponsor. The Promissory Note II bears no interest and was initially repayable by the Company to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). Effective as of March 31, 2026, the Company and Sponsor agreed to amend and restate the Promissory Note II to extend the Maturity Date to be the earlier of: (i) March 31, 2027 or (ii) the date on which we consummate a business combination. The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the Promissory Note II into units of the Company’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of June 30, 2026 and March 31, 2026, the principal amount due and owing under the Promissory Note II was $469,053 and $313,401, respectively.

Extension Note I

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned the Company the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that the Company has to consummate a business combination for the first three-month extension period. On April 25, 2026, the Company issued a note to the lender to evidence the loan (the ”Extension Note”). The Extension Note bears no interest and provides that it shall repay the outstanding principal on the date on which it consummates the business combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of its securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share and one right to receive one-fifth of one ordinary share.

As of June 30, 2026 and March 31, 2026, the Company had outstanding borrowings under Extension Note I of $450,000 and $450,000, respectively.

Administrative Support Services

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

For the three months ended June 30, 2026 and 2025, the Company has accrued $30,000 and $30,000 for the administrative support services provided by the Sponsor.

As of June 30, 2026 and March 31, 2026, the balance of amount due to the Sponsor were $150,000 and $120,000, respectively.

Note 6 — DUE TO THIRD PARTIES

As of June 30, 2026 and March 31, 2026, the Company had a balance due of $450,072 and nil, respectively, to Isdera HK Limited, an affiliate of Isdera Group. The balance was due on demand and without interest.

As of June 30, 2026 and March 31, 2026, the Company had a balance of $ 44,308 and nil, respectively, to Xinghui Automotive Technology (Hainan) Co., Ltd., an affiliate of Isdera Group. The balance was due on demand and without interest.

Note 7 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares and Private Placement Units (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted Maxim, the representative of the underwriters, a 45-day option from the date of the Company’s IPO prospectus to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

The underwriters were entitled to a cash underwriting discount of 1.75% of the gross proceeds of the IPO, or $875,000 (or $1,006,250 if the over-allotment option was exercised in full). Additionally, the Company issued the underwriter 4% of the gross proceeds of the IPO as underwriting discounts and commissions in the form of Representative Shares at a price of $10.00 per ordinary share, which equaled 200,000 shares (or 230,000 shares if the underwriter’s overallotment option was exercised in full) upon the consummation of the IPO.

In connection with the closing of the IPO, the Company issued 200,000 Representative Shares to the underwriter. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares to Maxim, the representative of the underwriters.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110I (1). Pursuant to FINRA Rule 5110I(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales in the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the date of the commencement of sales in the IPO except to any underwriter and selected dealer participating in the IPO and their officers, partners, registered persons or affiliates.

Financial Advisor Agreement

We entered into an advisory agreement with Keltwin International Limited (the “Advisor”) dated June 23, 2025, which was subsequently amended on July 1, 2026 (as amended, the “Advisory Agreement”). Pursuant to the Advisory Agreement, we engaged the Advisor to provide us with consultancy services including assistance in valuing, structuring and negotiating the terms for a transaction and assistance in the preparation of its proxy statement, registration statement, and/or other documents related to a business combination transaction. In consideration of such services, the Advisor agreed to be paid in 4,700,000 PubCo Class A Ordinary Shares upon the closing of the business combination transaction. The shares issuable to the Advisor are subject to a six-month lock-up period commencing on the closing date of the business combination transaction. Further, the Advisor was granted registration rights pursuant to which the shares issuable to them will either be included in the registration statement filed with the SEC in connection with the closing of the business combination or in a registration statement to be filed within thirty (30) days following the closing of the business combination covering the resale of such shares.

Note 8 — SHAREHOLDERS’ EQUITY

Preference Share

The Company is authorized to issue 10,000,000 shares of preference share, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2026 and March 31, 2026, there were no preference shares issued or outstanding.

Ordinary shares

The Company is authorized to issue 490,000,000 shares of ordinary share with $0.0001 par value.

Pursuant to the Securities Subscription Agreement dated August 2, 2024, the Sponsor agreed to purchase 1,725,000 Founder Shares for an aggregate price of $25,000. Due to the reduction in the offering size, the Company and sponsor subsequently entered into the Amended Subscription Agreement pursuant to which the Sponsor agreed to surrender for no consideration and the Company subsequently cancelled, 287,500 ordinary shares previously issued the Sponsor, such that the Sponsor then held 1,437,500 Founder Shares purchased for an aggregate price of $25,000, with a par value $0.0001.

As of June 30, 2026 and March 31, 2026, excluding shares subject to redemption, there were 1,908,348 ordinary shares issued and outstanding, including ordinary shares underlying Units that have not been separated as of such date.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will receive one-fifth (1/5) of an ordinary share upon consummation of the initial Business Combination. In the event the Company will not be the surviving company upon completion of our initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-fifth (1/5) of a share underlying each right upon consummation of the Business Combination unless otherwise waived in the course of the Business Combination. No fractional shares will be issued upon exchange of rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Law.

Note 9 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their unaudited condensed financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The net loss is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance. The Company does not have an operating income and therefore, it does not have any revenue. The Company will not generate any operating revenue until after the completion of the Business Combination, at the earliest. The Company’s significant expenses were formation and operating costs as detailed below. The measure of segment assets is reported on the balance sheet as total assets.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	June 30, 2026	March 31, 2026
	(Unaudited)	(Audited)
Cash and cash equivalents	$8,807	$8,846
Cash held in Trust Account	$35,598,437	$60,147,604

	For the Three Months Ended June 30
	2026	2025
	(Unaudited)	(Unaudited)
Operating expenses	$137,975	$234,453
Interest earned on cash held in Trust Account	$302,840	$566,531

The CODM reviews income earned on marketable securities held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

Operating expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating expenses, as reported on the statements of operations and comprehensive income and loss, are the significant segment expenses provided to the CODM on a regular basis.

Note 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited financial statements, except as described below.

On September 22, 2026, the necessary parties to the Agreement and Plan of Merger dated July 18, 2025 (the “Original Merger Agreement”) entered into the First Amendment to the Original Merger Agreement. pursuant to which, the parties agreed to adjust the total consideration to be paid to Isdera Group shareholders to be $920,000,000.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

UY Scuti Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of UY Scuti Acquisition Corp. (the “Company”), as of March 31, 2026 and 2025, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the years ended March 31, 2026 and 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reported in Note 1 to the financial statements, the Company had an accumulated deficit of $2,027,528 and negative cash flow of $843,315 in operating activities during the year ended March 31, 2026. As of that date, the Company had a working capital deficit of $1,052,099 and shareholders’ deficit of $1,036,501. These events or conditions indicate the existence of material uncertainty which may cast significant doubt on the Company’s ability to continue as going concern. The financial statements have been prepared on the going concern basis as management of the Company has evaluated and concluded that the management’s plans in regard to these matters are described in Note 1. Notwithstanding management’s belief that the Company would have sufficient funds to execute its business strategy, there is a possibility that the business combination might not happen within the 12-month period from the issuance date of these financial statements. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the ability of the Company to continue as a going concern and therefore they may not be able to realize their assets and discharge their liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2025.

Singapore

August 11, 2026

UY SCUTI ACQUISITION CORP.

BALANCE SHEETS

	As of March 31
	2026	2025
Assets
Cash and cash equivalents	$8,846	$17,221
Deferred offering costs	-	222,095
Total Assets	$8,846	$239,316

Non-current asset
Cash held in Trust Account	60,147,604	-
Total non-current Asset	60,147,604	-

Total Assets	60,156,450	239,316

Liabilities and Shareholders’ Deficit
Current Liabilities
Accrued expenses	177,544	40,000
Promissory Note - Related party	313,401	337,584
Extension Payment Loan	450,000	-
Due to related parties	120,000	-
Total Current Liabilities	$1,060,945	$377,584

Commitments and Contingencies – (see Note 6)

Ordinary shares subject to possible redemption, 5,750,000 and nil shares issued and outstanding at redemption value of $10.46 and nil as of March 31, 2026 and 2025, respectively.	60,132,006	-

Shareholders’ Deficit
Preference shares, $0.0001 par value; 10,000,000 shares authorized; nil and nil shares issued and outstanding as of March 31, 2026 and 2025, respectively.	-	-
Ordinary shares, $0.0001 par value; 490,000,000 shares authorized; 1,908,348 and 1,437,500 shares issued and outstanding (excluding 5,750,000 shares subject to redemption) as of March 31, 2026 and, 2025, respectively*.	191	144
Additional paid-in capital	990,836	24,856
Accumulated deficit	(2,027,528)	(163,268)
Total Shareholders’ Deficit	(1,036,501)	(138,268)
Total Liabilities, Ordinary shares subject to possible redemption and Shareholders’ Deficit	$60,156,450	$239,316

*	Includes an aggregate of up to 187,500 ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as of March 31, 2025. As a result of the underwriter’s full exercise of its over-allotment option on April 7 and April 9, 2025, no Founder Shares are currently subject to forfeiture as of March 31, 2026. (see Note 5).

The accompanying notes are an integral part of these financial statements.

UY SCUTI ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the fiscal year ended March 31,
	2026	2025

Operating expenses	$1,414,260	$156,520
Loss from Operations	$(1,414,260)	$(156,520)
Other income:
Interest earned on cash held in Trust Account	2,197,604	-
Income (loss) before income taxes	783,344	(156,520)
Income taxes expense	-	-
Net income (loss)	$783,344	$(156,520)

Other comprehensive income	$-	$-
Comprehensive income (loss)	$783,344	$(156,520)

Basic and diluted weighted average ordinary shares outstanding, non-redeemable ordinary shares	1,907,508	1,250,000
Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	$(0.99)	$(0.13)
Basic and diluted weighted average ordinary shares outstanding, redeemable ordinary shares	5,735,481	-
Basic and diluted net income per ordinary share, redeemable ordinary shares	$0.46	$-

The accompanying notes are an integral part of these financial statements.

UY SCUTI ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE FISCAL YEAR ENDED MARCH 31, 2026 AND 2025

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of March 31, 2024	1,437,500	$144	$24,856	(6,748)	$18,252
Net loss	-	-	-	(156,520)	(156,520)
Balance as of March 31, 2025	1,437,500	$144	$24,856	$(163,268)	$(138,268)
Proceeds allocated to Public Rights	-	-	5,387,388	-	5,387,388
Sale of private placement shares	240,848	24	2,408,456	-	2,408,480
Issuance of representative shares	230,000	23	2,112,577	-	2,112,600
Underwriters’ discount and other offering expenses	-	-	(3,264,646)	-	(3,264,646)
Accretion of carrying value to redemption value	-	-	(5,677,795)	-	(5,677,795)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on trust account)	-	-	-	(2,197,604)	(2,197,604)
Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)	-	-	-	(450,000)	(450,000)
Net income	-	-	-	783,344	783,344
Balance as of March 31, 2026	1,908,348	$191	$990,836	$(2,027,528)	$(1,036,501)

(1)	Includes an aggregate of up to 187,500 ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as of March 31, 2025. As a result of the underwriter’s full exercise of its over-allotment option on April 7 and April 9, 2025, no Founder Shares are currently subject to forfeiture as of March 31, 2026. (see Note 5).

The accompanying notes are an integral part of these financial statements.

UY SCUTI ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended March 31,
	2026	2025
Cash Flows from Operating Activities:
Net income (loss)	783,344	(156,520)
Adjustments to reconcile net cash used in operating activities:
Formation and operating costs paid by Sponsor	313,401	57,336
Amortization of prepaid expenses	485,833	-
Interest earned on investments held in Trust Account	(2,197,604)	-
Changes in operating assets and liabilities
Prepaid expenses	(485,833)	-
Accrued expenses	137,544	-
Due to Sponsor	120,000	-
Net cash used in operating activities	(843,315)	(99,184)

Cash Flows from Investing Activity:
Investment of cash in trust account	(57,500,000)	-
Net cash used in investing activity	(57,500,000)	-

Cash Flows from Financing Activities:
Proceeds from promissory note payable - related party	-	300,000
Repayment of promissory note payable - related party	(337,584)	(79,000)
Proceeds from sale of public units through public offerings, net of underwriters’ discount	56,493,744	-
Proceeds from ordinary shares issued in private placement	2,408,480	-
Payment of deferred offering costs	(229,700)	(104,595)
Net cash generated by financing activities	58,334,940	116,405

Net change in cash	(8,375)	17,221
Cash at beginning of year	17,221	-
Cash at end of the year	$8,846	$17,221

Supplemental Disclosure of Non-cash Activities
Initial classification of ordinary shares subject to possible redemption	$5,387,388	$-
Allocation of offering costs to ordinary shares subject to possible redemption	$306,005	$-
Representative shares issued and charged to offering costs	$2,112,600	$-
Accretion of ordinary shares subject to redemption value	$(5,677,795)	$-
Sponsor Subsequent measurement of ordinary shares subject to redemption (additional funding for business combination extension)	$450,000	$-
Deferred offering costs included in accrued expenses	$-	$40,000
Deferred offering cost paid by Sponsor	$-	$27,500
Paid off the advances from Sponsor balance by drawing down on the promissory note	$-	$89,248

The accompanying notes are an integral part of these financial statements.

UY SCUTI ACQUISITION CORP.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

UY Scuti Acquisition Corp. (the “Company”), is a blank check company incorporated under the laws of the Cayman Islands with limited liability on January 18, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2026, the Company had not commenced any operations. All activities through March 31, 2026 are related to the Company’s formation and the initial public offering (“IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination, entering into the Merger Agreement (as defined below) with Isdera Group Limited, and taking actions in connection with the business combination contemplated by the Merger Agreement.. The Company generated non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO and sale of Private Placement Units (as defined below). The Company has selected March 31 as its fiscal year end.

The Company’s sponsor is UY Scuti Investments Limited (the “Sponsor”), a British Virgin Islands company. The Company’s ability to commence operations was contingent upon obtaining adequate financial resources through the IPO (see Note 3) and a Private Placement (as defined below) to the Sponsor (see Note 4).

The registration statement for the Company’s IPO was declared effective on March 31, 2025. On April 1, 2025, the Company consummated its IPO of 5,000,000 units (the “Public Units”), which is described in Note 3. Each Public Unit consists of one ordinary share of the Company, par value US$0.0001 per share (“Ordinary Share”) and one right to receive one-fifth (1/5th) of one Ordinary Share upon the consummation of an initial business combination (“Right”). The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $50,000,000.

Simultaneously with the closing of the IPO on April 1, 2025, the Company consummated the private placement (“Private Placement”) with UY Scuti Investments Limited, its Sponsor, of 227,500 units (the “Initial Private Units”) at a price of $10.00 per Private Unit, generating total gross proceeds of $2,275,000, which is described in Note 4. The Company also issued to Maxim Group LLC, the representative of the underwriter, 200,000 ordinary shares (the “Representative Shares”) on the closing of the IPO.

In connection with the IPO, the underwriters were granted a 45-day option (the “Over-Allotment Option”) to purchase up to 750,000 additional units to cover over-allotments (the “Option Units”), if any. On April 7, 2025, the underwriter exercised the over-allotment option in part to purchase an additional 357,622 Option Units of the Company (the “Over-Allotment Option”) at an offering price of $10.00 per Option Unit of the Company, generating gross proceeds of $3,576,220 which was deposited into the Trust Account. In addition, on April 9, 2025, the underwriter exercised the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Option Units of the Company at an offering price of $10.00 per Option Unit, for gross proceeds of $3,923,780, which amount was deposited into the Trust Account, which is described in Note 3.

Simultaneously with the issuance and sales of the Option Units, the Company completed a private placement sale of additional 13,348 units (the “Additional Private Units” and together with the Initial Private Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $133,480, including the cancellation of $62,580 of indebtedness. In connection with the issuance and sales of the Option Units, the Company issued additional 30,000 Representative Shares to the Representative. The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

As of April 9, 2025, an aggregate of $57,500,000 was been deposited in the Trust Account established in connection with the IPO.

Transaction costs associated with the IPO and exercise of Over-Allotment Option amounted to $3,570,651, consisting of $1,006,256 and $2,112,600 of underwriting commissions which were paid in cash and representative shares (230,000 ordinary shares) at the closing date of the IPO, respectively and $ 451,795 of other offering costs. At the IPO date, cash of $809,914 (which is net of funds used to repay the outstanding balance of the Promissory Note described in Note 5) was held outside of the Trust Account (as defined below) and available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a business combination successfully.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding income taxes payable on the interest earned) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that $10.00 per Unit sold in the IPO, including a portion of the proceeds of the sale of the Private Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, with a maturity of 185 days or less, or in money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act of 1940 which invest only in direct U.S. government treasury obligations, as determined by the Company. The proceeds from this offering held in the trust account will not be released from the trust account (1) to the Company, until the completion of the initial business combination, or (2) to public shareholders, until the earliest of: (a) the completion of the initial Business Combination, (b) the redemption of any ordinary shares sold as part of the units in the IPO (the “public shares”) properly submitted in connection with a shareholder vote to amend the Company’s second amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Company’s ordinary shares the right to have their shares redeemed in connection with the Company’s initial business combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial business combination within 12 months from the closing of this offering or, after giving effect to the amendment to the Company’s amended and restated memorandum and articles of association approved on March 31, 2026, up to 24 months from the closing of the initial public offering (an “Extension Period”) or (B) with respect to any other provision relating to the rights of holders of the Company’s ordinary shares, and (c) the redemption of the Company’s public shares if it has not consummated the business combination within 24 months from the closing of the IPO or during any Extension Period, subject to applicable law. Public shareholders who redeem their ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if the Company has not consummated an initial business combination within 24 months from the closing of the IPO, with respect to such ordinary shares so redeemed. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. After giving effect to the amendment to the Company’s amended and restated memorandum and articles of association approved on March 31, 2026, the Company will have only 24 months from the closing of the IPO, including the Extension Period to complete the initial Business Combination (the “Combination Period”). If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay the Company’s taxes, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s rights, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

Pursuant to the terms of the Company’s amendment to the Company’s Amended and Restated Memorandum and Articles of Association and amendment to the Investment Management Trust Agreement dated March 31, 2025 between the Company and Continental Stock Transfer & Trust Company (the “Trust Agreement”) approved at the extraordinary general meeting held on March 31, 2026 (the “Extraordinary General Meeting”), in order to extend the time available for the Company to consummate its initial Business Combination, its sponsor or its affiliates or designees must deposit an aggregate of $450,000 on or prior to the date of the applicable deadline, for each three-month extension.

On July 18, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Isdera Group Limited, a Cayman Islands company (“Isdera”), a company that shall become the parent company of Xinghui Automotive Technology (Hainan) Co., Ltd, a company in the business of designing automobiles in the People’s Republic of China (“Xinghui Automotive Technology”), and Xinghui Automotive Technology’s principal shareholders for a business combination. The aggregate consideration to be paid to Isdera shareholders upon consummation of the transactions contemplated by the Merger Agreement is such number of newly issued Purchaser Ordinary Shares determined by dividing the net value of Isdera, which was agreed to be $1,000,000,000, by $10.00 per share. See Note 9 to these Note to the Condensed Financial Statements for further information regarding this transaction.

In connection with the shareholder votes at the Extraordinary General Meeting, holders of 2,437,288 ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share. As a result, approximately $25,302,078 was removed from the Trust Account to pay such holders, and approximately $34,390,068 remained in the Trust Account. Following these redemptions, the Company had 5,221,060 ordinary shares, including 3,312,712 Public Shares, outstanding.

Going Concern Consideration

The Company had a working capital deficit of $1,052,099 and shareholders’ deficit of $1,036,501 as of March 31, 2026 and an accumulated deficit of $2,027,528 and negative cash flow from operating activities of $843,315 for the fiscal year ended March 31, 2026. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the date the financial statements are issued.

In order to fund working capital deficiencies and finance transaction costs in connection with a Business Combination, on September 12, 2025, the Company issued an unsecured promissory note (the “Promissory Note II”) in the principal amount of up to $1,000,000 to Sponsor. The Promissory Note II bears no interest and was initially repayable by the Company to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). Effective as of March 31, 2026, the Company and Sponsor agreed to amend and restate the Promissory Note II to extend the maturity date thereof to be the earlier of: (i) March 31, 2027 or (ii) the date on which we consummate a business combination. The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the Promissory Note into units of the Company’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of March 31, 2026, the principal amount due and owing under the Promissory Note II was $313,401. (See Note 5).

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned the Company the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that the Company has to consummate a business combination for the first three-month extension period. On April 25, 2026, the Company issued a note to the lender to evidence the loan (the “Extension Note”). The Extension Note bears no interest and provides that it shall repay the outstanding principal on the date on which it consummates the business combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of its securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share and one right to receive one-fifth of one ordinary share.

The Company initially had 12 months from the closing of this offering or up to 18 months from the closing of the initial public offering. On March 31, 2026, the Company held the Extraordinary General Meeting at which its shareholders approved the Charter Amendment Proposal and Trust Amendment Proposal. These proposals provide that the Company may extend the date by which it must complete a business combination up to four times from April 1, 2026 to April 1, 2027, with each extension comprised of a three-month extension period, subject to the Sponsor (or its designee) depositing $450,000 into the Trust Account for each extension period. If the Company has not consummated an initial business combination by April 1, 2027, such ordinary shares shall be redeemed. There is a possibility that business combination might not happen within the prescribed period of time.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern within one year after the date that the audited financial statements are issued. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements, have been included.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Chief Executive Officer and Chairman of the Board, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the CODM comprehensively manages the entire business. Accordingly, the Company does not accumulate discrete financial information with respect to separate divisions and does not have separate operating or reportable segments. Since the Company operates in one operating segment, all required financial segment information can be found in the financial statements.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has cash and cash equivalents of $8,846 and $17,221 as of March 31, 2026 and 2025, respectively.

Cash Held in Trust Account

As of March 31, 2026 and 2025, the Company had $60,147,604 and nil, respectively, in cash held in the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, in Hong Kong, which, at times, may exceed the Deposit Protection Scheme (the “DPS”) HK$500,000 (approximately $64,000). As of March 31, 2026 and 2025, the Company has cash and cash equivalents of $8,846 and $17,221, respectively, deposited at a financial institution in Hong Kong, which the Company’s management believes is of a high credit quality. Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are higher than the coverage limit. No balances were in excess of the insured amounts as of March 31, 2026.

The Company has not experienced losses on such account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the IPO. Offering cost amounted to $3,570,651, consisting of $1,006,256 and $2,112,600 of underwriting commissions which were paid in cash and representative shares (230,000 ordinary shares), respectively and $451,795 of other offering costs. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. The Company allocates offering costs among public shares, public rights based on the relative fair values of public shares and public rights. Accordingly, $3,264,646 was allocated to public shares and charged to ordinary shares subject to possible redemption, and $306,005 was allocated to public rights and charged to shareholders’ equity.

Ordinary Shares Subject to Possible Redemption

All of the 5,750,000 ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

The Company accounted for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) were classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) were classified as temporary equity. At all other times, ordinary shares were classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classified the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company.

Given that the 5,750,000 ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a deemed dividend and charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital, over an expected 12-month period, which is the initial period that the Company has to complete a Business Combination.

For the fiscal year ended March 31, 2026, the Company recorded accretion of ordinary shares subject to redemption of $5,677,795, and subsequent measurement of ordinary shares subject to possible redemption of $2,197,604, representing interest earned and unrealized gains on the Trust Account. For the fiscal year ended March 31, 2025, the Company did not record accretion of ordinary shares subject to redemption and subsequent measurement of ordinary shares subject to possible redemption.

As of March 31, 2026, the ordinary shares subject to possible redemption reflected in the condensed balance sheet are recorded in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights	(5,387,388)
Offering costs allocated to redeemable shares	(306,005)
Plus:
Accretion of carrying value to redemption value	5,980,052
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on trust account)	2,197,604
Ordinary shares subject to possible redemption as of March 31, 2026	$59,682,006

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Earnings (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The statements of operations and comprehensive income (loss) include a presentation of earnings (loss) per redeemable share and earnings (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the shares subject to possible redemption was considered to be dividends paid to the public shareholders. For the fiscal year ended did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

Earnings (loss) per share presented in the statements of operations and comprehensive income and loss is based on the following:

	For the Fiscal Year Ended March 31,
	2026	2025

Net income (loss)	$783,344	$(156,520)
Less: Subsequent measurement and accretion of redeemable ordinary shares to redemption value	(8,325,399)	-
Net loss including accretion of redeemable ordinary shares to redemption value	$(7,542,055)	$(156,520)

	For the Fiscal Year Ended March 31, 2026		For the Fiscal Year Ended March 31, 2025
	Redeemable Ordinary	Non- Redeemable Ordinary Share	Redeemable Ordinary Share	Non- Redeemable Ordinary Share

Numerators:
Allocation of net loss	$(5,659,738)	$(1,882,317)	$-	$(156,520)
Accretion of redeemable ordinary shares to redemption value	8,325,399	-	-	-
Allocation of net income (loss)	$2,665,661	$(1,882,317)	$-	$-
Denominators:
Weighted-average ordinary shares outstanding	5,735,481	1,907,508	-	1,250,000
Basic and diluted earnings (loss) per share	$0.46	$(0.99)	$-	$(0.13)

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyers and sellers would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. The carrying amounts reported in the balance sheet for cash and cash equivalents, marketable securities held in trust account, accounts payable and accrued expenses and due to related party each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of the presented periods, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	March 31, 2026	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash held in trust account	$60,147,604	$60,147,604	$-	$-

	March 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash held in trust account	$-	$-	$-	$-

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance as of April 1, 2024. The adoption resulted in disclosure changes only.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — INITIAL PUBLIC OFFERING

On April 1, 2025, the Company sold 5,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one ordinary share, par value $0.0001 per share and one right (the “Public Right”). Each Public Right entitles the holder to purchase one-fifth (1/5) of one ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares. As a result, the holder must hold Public Rights in multiples of 5 in order to receive shares for all of their Public Rights upon closing of a Business Combination. The Company had also granted the underwriters a 45-day option to purchase up to an additional 750,000 units to cover over-allotments, if any.

On April 7, 2025, the underwriter exercised the over-allotment option in part to purchase an additional 357,622 Option Units of the Company (the “Over-Allotment Option”) at an offering price of $10.00 per Option Unit of the Company, generating gross proceeds of $3,576,220 which was deposited into the Trust Account. In addition, on April 9, 2025, the underwriter exercised the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Option Units of the Company at an offering price of $10.00 per Option Unit, for gross proceeds of $3,923,780, which amount was deposited into the Trust Account.

The holders of the Units became eligible to separately trade the ordinary shares and the Public Rights beginning on May 27, 2025.

Note 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 227,500 Initial Private Placement Units at a price of $10.00 per Initial Private Placement Units for an aggregate purchase price of $2,275,000. Each Initial Private Placement Unit was identical to the Public Units sold in the IPO except for certain registration rights and transfer restrictions.

Simultaneously with the issuance and sales of the Option Units, the Company completed the private placement sale of an additional 13,348 units to the Sponsor at a purchase price of $10.00 per Additional Private Unit. The Private Placement generated total proceeds of $2,408,480, including the cancellation of $337,580 of indebtedness.

Note 5 — RELATED PARTY TRANSACTIONS

Founder Shares

Pursuant to the Securities Subscription Agreement dated August 2, 2024, the Sponsor agreed to purchase 1,725,000 ordinary shares (the “Founder Shares”) for an aggregate price of $25,000. Due to the reduction in the offering size, the Company and sponsor subsequently entered into the Amended Subscription Agreement pursuant to which the Sponsor agreed to surrender for no consideration, and the Company subsequently cancelled, 287,500 ordinary shares previously issued the Sponsor, such that the Sponsor then held 1,437,500 Founder Shares purchased for an aggregate price of $25,000, with a par value $0.0001.

As of March 31, 2025, and 2024, there were 1,437,500 ordinary shares issued and outstanding, among which, up to 187,500 ordinary shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On April 7, 2025, the underwriter exercised the Over-Allotment Option in part to purchase an additional 357,622 Units of the Company. On April 7, 2025, the underwriter notified the Company of its exercise of the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Units of the Company at an offering price of $10.00 per Unit. Upon the full exercise of the over-allotment option, all of the 187,500 Founder Shares are no longer be subject to forfeiture.

The Founder shares except as described below, are identical to the ordinary shares included in the units sold in the IPO, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (a) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; (b) the Company’s initial shareholders have entered into an agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares held by them in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete our initial business combination within the Combination Period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete the Company’s initial business combination within the Combination Period) and (c) are entitled to certain registration rights to provide for the resale of such shares under the Securities Act. If the Company submits its initial Business Combination to its public shareholders for a vote, its founder has agreed (and its permitted transferees will agree) to vote their Founder Shares, private shares and any public shares purchased during or after this offering in favor of its initial Business Combination. The other members of the Company’s management team have entered into agreements similar to the one entered into by the Company’s Sponsor with respect to any public shares acquired by them in or after this offering.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Sponsor will not be responsible to the extent of any liability for such third-party claims.

The initial shareholders have agreed, not to transfer, assign or sell 100% of its Founder Shares until the earlier of (x) six months after the date of the consummation of the Company’s initial business combination or (y) the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share surrenders, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (z) the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction after its initial Business Combination which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note – related party

Promissory Note I

On June 20, 2024, the Sponsor agreed to loan the Company up to an aggregate amount of $500,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note I”). The Promissory Note I was unsecured, interest-free and due on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company closes the IPO. On January 27, 2025, the Promissory Note I was amended and restated to be payable on the earlier of (i) December 31, 2025, or (ii) the consummation of the offering. The balance of Promissory Note I was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account on April 1, 2025.

As of March 31, 2025, the principal amount due and owing under the Promissory Note I was $337,584. In connection with the closing of our IPO, the approximately $337,584 drawn down under Promissory Note I was repaid in full. There was no balance due under Promissory Note I as of March 31, 2026.

Related Party Loans

Promissory Note II

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor and the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it intends to repay such loaned amount at closing. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans made by the Sponsor, the Company’s officers and directors, or r their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Placement Units. As of March 31, 2025, the Company had no borrowings under related party loans.

On September 12, 2025, the Company issued an unsecured promissory note (the “Promissory Note II”) in the principal amount of up to $1,000,000 to Sponsor. The Promissory Note II bears no interest and was initially repayable by the Company to the Sponsor in full on the earlier of: (i) March 31, 2026 or (ii) the date of consummation of the Business Combination (the “Maturity Date”). Effective as of March 31, 2026, the Company and Sponsor agreed to amend and restate the Promissory Note II to extend the Maturity Date to be the earlier of: (i) March 31, 2027 or (ii) the date on which we consummate a business combination. The principal balance may be prepaid at any time. At any time on or prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance of the Promissory Note II into units of the Company’s securities at a conversion price equal to $10.00 per unit. Each unit consists of one ordinary share and one right to receive one-fifth of one ordinary share. As of March 31, 2026, the principal amount due and owing under the Promissory Note II was $313,401.

Extension Note

Effective as of March 31, 2026, Sun Peisha, an individual and the designee of the Sponsor, loaned the Company the aggregate amount of $450,000, which sum was deposited into the Trust Account in order to extend the time that the Company has to consummate a business combination for the first three-month extension period. On April 25, 2026, the Company issued a note to the lender to evidence the loan (the “Extension Note”). The Extension Note bears no interest and provides that it shall repay the outstanding principal on the date on which it consummates the business combination. On such maturity date, the entire outstanding principal balance of the Extension Note shall be converted into units of its securities at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share and one right to receive one-fifth of one ordinary share.

As of March 31, 2026 and 2025, the Company had outstanding borrowings under related party loans of $450,000 and nil, respectively.

Administrative Support Services

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

For the fiscal year ended March 31, 2026 and 2025, the Company has accrued $120,000 and nil, respectively, for the administrative support services provided by the Sponsor.

As of March 31, 2026 and 2025, the balance of amount due to the Sponsor were $120,000 and nil, respectively.

Note 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares and Private Placement Units (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted Maxim, the representative of the underwriters, a 45-day option from the date of this prospectus to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of 1.75% of the gross proceeds of the IPO, or $875,000 (or $1,006,250 if the over-allotment option is exercised in full). Additionally, the Company issued the underwriter 4% of the gross proceeds of this offering as underwriting discounts and commissions in the form of Representative Shares at a price of $10.00 per ordinary share, which will equal 200,000 shares (or 230,000 shares if the underwriter’s overallotment option is exercised in full) upon the consummation of this offering.

In connection with the closing of the IPO, the Company issued 200,000 Representative Shares to the underwriter. In connection with the issuance and sales of the Option Units, the Company issued an additional 30,000 Representative Shares to Maxim, the representative of the underwriters.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110I (1). Pursuant to FINRA Rule 5110I(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales in the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the date of the commencement of sales in the IPO except to any underwriter and selected dealer participating in the IPO and their officers, partners, registered persons or affiliates.

Note 7 — SHAREHOLDERS’ EQUITY

Preference Share

The Company is authorized to issue 10,000,000 shares of preference share, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2026 and 2025, there were no preference shares issued or outstanding.

Ordinary shares

The Company is authorized to issue 490,000,000 shares of ordinary share with $0.0001 par value.

Pursuant to the Securities Subscription Agreement dated August 2, 2024, the Sponsor agreed to purchase 1,725,000 Founder Shares for an aggregate price of $25,000. Due to the reduction in the offering size, the Company and sponsor subsequently entered into the Amended Subscription Agreement pursuant to which the Sponsor agreed to surrender for no consideration and the Company subsequently cancelled, 287,500 ordinary shares previously issued the Sponsor, such that the Sponsor then held 1,437,500 Founder Shares purchased for an aggregate price of $25,000, with a par value $0.0001.

As of March 31, 2025, there were 1,437,500 ordinary shares issued and outstanding, among which, up to 187,500 ordinary shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On April 7, 2025, the underwriter exercised the Over-Allotment Option in part to purchase an additional 357,622 Units of the Company. On April 9, 2025, the underwriter notified the Company of its exercise of the remaining portion of the Over-Allotment Option to purchase an additional 392,378 Units of the Company at an offering price of $10.00 per Unit. Upon the full exercise of the over-allotment option, all of the 187,500 Founder Shares are no longer subject to forfeiture. As of March 31, 2026, excluding shares subject to redemption, there were 1,908,348 ordinary shares issued and outstanding, including ordinary shares underlying Units that have not been separated as of such date.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will receive one-fifth (1/5) of an ordinary share upon consummation of the initial Business Combination. In the event the Company will not be the surviving company upon completion of our initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-fifth (1/5) of a share underlying each right upon consummation of the Business Combination unless otherwise waived in the course of the Business Combination. No fractional shares will be issued upon exchange of rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Law.

Note 8 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The net loss is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance. The Company does not have an operating income and therefore, it does not have any revenue. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company’s significant expenses were formation and operating costs as detailed below. The measure of segment assets is reported on the balance sheet as total assets.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Fiscal Year End March 31,
	2026	2025
Formation and operating costs	$1,414,260	$156,520

Formation and operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Proposed Public Offering and eventually a Business Combination within the business combination period. The CODM also reviews formation and operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period. Formation and operating costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis. All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

As of March 31, 2026, and 2025, the Company had total assets of $60,156,450 and $239,316, respectively. See the Company’s balance sheets for additional information.

Note 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on the review, management identified the following subsequent events that would have required adjustment or disclosure in the financial statements.

In connection with the Extraordinary General Meeting held on March 31, 2026, holders of 2,437,288 ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share, for an aggregate redemption of approximately $25,302,079. The redemption payments were settled in April 2026.

Further, on June 30, 2026, the Company caused an additional amount of $450,000 to be deposited into the Trust Account in order to pay the extension contribution to extend the time that it has to consummate its initial business combination to October 1, 2026. The second extension payment was loaned to the Company by Isdera HK Limited, an affiliate of Isdera Group.

ISDERA GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Isdera Group Limited.

We have audited the accompanying consolidated balance sheets of Isdera Group Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of years ended March 31, 2026 and 2025 and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company incurred working capital deficit of approximately US$7.2 million, shareholders’ deficit of approximately US$7.6 million and accumulated deficit of approximately US$ 9.2 million, respectively, as of March 31, 2026. For the years ended March 31, 2026, the Company incurred net losses of approximately US$4.3 million and negative operating activities of approximately US$3.6 million, respectively, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore
August 11, 2026

Isdera Group Limited
Consolidated Balance Sheets
As of March 31, 2026 and 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	March 31, 2026	March 31, 2025
ASSETS
Current Assets:
Cash and cash equivalents	$23,979	$1,808,169
Due from related parties	1,305	2,012,671
Other current assets	356,241	354,392
Total current assets	381,525	4,175,232
Non-current assets
Property and equipment, net	1,193,975	1,501,126
Prepayments for property and equipment	199,095	196,994
Intangible assets, net	525,940	2,868,101
Deferred offering costs	1,029,021	—
Right-of-use assets	1,407,511	2,000,920
Other non-current assets	4,217,413	—
Total non-current assets	8,572,955	6,567,141
TOTAL ASSETS	$8,954,480	$10,742,373

LIABILITIES AND SHAREHOLDERS’ (DEFICITS) EQUITY
LIABILITIES
Current liabilities
Contract liabilities	$51,392	$28,181
Due to related parties	7,713,591	4,844,307
Loans payable	1,322,847	1,257,459
Other current liabilities	1,471,948	1,833,049
Lease liabilities	821,585	698,824
Total current liability	11,381,363	8,661,820
Non-current liabilities
Lease liabilities, non-current	680,335	1,370,814
Other non-current liabilities	14,623	—
Total non-current liabilities	694,958	1,370,814
TOTAL LIABILITIES	12,076,321	10,032,634

SHAREHOLDERS’ (DEFICITS) EQUITY:
Ordinary shares (par value $0.0005 per share, 500,000,000 shares authorized, 100,000,000 and 100,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively)*	50,000	50,000
Additional paid-in capital	1,963,300	1,378,881
Accumulated deficits	(9,152,893)	(5,065,640)
Accumulated other comprehensive loss	(10,974)	(73,924)
TOTAL XINGHUI AUTOMOTIVE TECHNOLOGY (HAINAN) CO. LTD. SHAREHOLDERS’ DEFICITS	(7,150,567)	(3,710,683)
Non-controlling interests	4,028,726	4,420,422
TOTAL SHAREHOLDERS’ (DEFICITS) EQUITY	(3,121,841)	709,739
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICITS) EQUITY	$8,954,480	$10,742,373

*	The share information is presented on a retroactive basis to reflect the reorganization effected on November 13, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Isdera Group Limited
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2026 and 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the years ended March 31,
	2026	2025
Operating expenses:
Selling and marketing expenses	$(157,303)	$—
General and administrative expenses	(2,371,335)	(2,392,980)
Research and development expenses	(1,471,433)	(713,765)
Total operating expenses	(4,000,071)	(3,106,745)
Loss from operations	(4,000,071)	(3,106,745)

Other income (expenses):
Interest expenses, net	(790,593)	(375,748)
Other income, net	465,025	128,329
Total other income, net	(325,568)	(247,419)
Loss before income taxes	(4,325,639)	(3,354,164)
Income tax expense	—	—
Net loss	$(4,325,639)	$(3,354,164)
Less: net loss attributable to non-controlling shareholders	(238,386)	(213,267)
Net loss attributable to Xinghui Automotive Technology (Hainan) Co. Ltd. Shareholders	$(4,087,253)	$(3,140,897)

Comprehensive loss
Net loss	$(4,325,639)	$(3,354,164)
Other comprehensive (loss) income
Foreign currency translation adjustments	(90,360)	(102,110)
Comprehensive loss	$(4,415,999)	$(3,456,274)
Less: comprehensive loss attributable to non-controlling shareholders	(391,696)	(149,037)
Comprehensive loss attributable to Xinghui Automotive Technology (Hainan) Co. Ltd. Shareholders	$(4,024,303)	$(3,307,237)

Loss per share*
Basic and diluted	$(0.04)	$(0.03)

Weighted average ordinary shares outstanding*
Basic and diluted	100,000,000	100,000,000

*	The share information is presented on a retroactive basis to reflect the reorganization effected on November 13, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Isdera Group Limited
Consolidated Statements of Changes in Shareholders’ (Deficits) Equity
For the Years Ended March 31, 2026 and 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Attributable to Isdera Group Limited Shareholders
	Ordinary Shares(a)		Additional paid-in	Accumulated	Other comprehensive income	Non- controlling	Total Shareholders' Equity
	Shares	Amount	capital	deficits	(loss)	interests	(Deficit)
As of March 31, 2024	100,000,000	$50,000	$1,346,753	$(1,924,743)	$92,416	$—	$(435,574)
Capital injection from shareholders	—	—	1,355,709	—	—	4,569,459	5,925,168
Withdrawal of capital	—	—	(1,323,581)	—	—	—	(1,323,581)
Net loss	—	—	—	(3,140,897)	—	(213,267)	(3,354,164)
Foreign exchange adjustments	—	—	—	—	(166,340)	64,230	(102,110)
Disposal of a subsidiary	—	—	—	—	—	—	—
As of March 31, 2025	100,000,000	$50,000	$1,378,881	$(5,065,640)	$(73,924)	$4,420,422	$709,739
Capital injection from shareholders	—	—	1,050,638	—	—	—	1,050,638
Withdrawal of capital	—	—	(383,751)	—	—	—	(383,751)
Deemed distribution to certain shareholders who withdrew capital	—	—	(82,468)	—	—	—	(82,468)
Net loss	—	—	—	(4,087,253)	—	(238,386)	(4,325,639)
Foreign exchange adjustments	—	—	—	—	62,950	(153,310)	(90,360)
As of March 31, 2026	100,000,000	$50,000	$1,963,300	$(9,152,893)	$(10,974)	$4,028,726	$(3,121,841)

(a) On October 11, 2025, the Company issued 100,000,000 shares of ordinary shares, at par value of $0.0005 per share, to all existing shareholders on a pro rata basis. The issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 100,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 100,000,000 ordinary shares issued and outstanding prior to completion of this offering.

The accompanying notes are an integral part of these consolidated financial statements.

Isdera Group Limited
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2026 and 2025
(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2026	2025
Cash flows from operating activities
Net loss	$(4,325,639)	$(3,354,164)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	489,710	278,548
Write-off upon disposal of property and equipment	(332,711)	—
Amortization of right-of-use assets	677,434	506,638
Provision for expected credit losses	43,478	—
Interest expenses on borrowings from related parties	670,789	322,698
Changes in operating assets and liabilities:
Prepayments	—	38,307
Due from related parties	15,995	(19,318)
Other current assets	(27,375)	(261,192)
Other non-current assets	(139,063)	—
Contract liabilities	21,121	5,543
Other current liabilities	(56,866)	1,672,362
Lease liabilities	(655,951)	(437,536)
Other non-current liabilities	14,203	—
Net cash used in operating activities	(3,604,875)	(1,248,114)

Cash flows from investing activities
Purchase of property and equipment	(698,280)	(1,919,536)
Purchase of intangible assets	—	(2,308,719)
Advances made to related parties	(38,018)	(18,174,134)
Collection from related parties	2,065,644	16,178,651
Advances made to third parties	(450,000)	(56,821)
Collection from third parties	—	38,525
Proceeds from disposal of a subsidiary	—	138,575
Net cash provided by (used in) investing activities	879,346	(6,103,459)

Cash flows from financing activities
Capital injection from shareholders	1,050,638	1,355,709
Capital injection from non-controlling shareholders	—	4,569,459
Withdrawal of capital by certain shareholders	(383,751)	(1,323,581)
Deemed distribution to certain shareholders who withdrew capital	(82,468)	—
Borrowings from related parties	3,823,673	9,301,858
Repayment of borrowings to related parties	(2,515,461)	(4,891,703)
Borrowings from third parties	—	4,884,028
Repayment of borrowings to third parties	—	(5,282,432)
Payment of deferred offering costs	(999,477)	—
Net cash provided by financing activities	893,154	8,613,338
Effect of Exchange rate on cash and cash equivalents	48,185	(107,652)

Net change in cash and cash equivalents	(1,784,190)	1,154,113
Cash and cash equivalents at beginning of the year	1,808,169	654,056
Cash and cash equivalents at end of the year	$23,979	$1,808,169

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$—	$—
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash flow information:
Lease liabilities arising from obtaining right-of-use assets	$—	$2,518,760
Acquisition of intangible assets through settlement of other receivables	$—	$642,079
Settlement of due from a related party against due to a related party	$11,653	$—
Receivable due from a third party for return of property and equipment and intangible assets	$3,520,185	$—

The accompanying notes are an integral part of these consolidated financial statements.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Isdera Group Limited (“Isdera Group”) was incorporated on January 21, 2025 under the laws of the Cayman Islands as an exempted company with limited liability. Isdera Group commenced operations in November 17, 2020, through its wholly owned subsidiary Xinghui Automotive Technology (Hainan) Co., Ltd. (“Xinghui Technology”), which is a limited liability company established under the laws of the PRC. Xinghui Technology is primarily engaged in an asset-light model centered on in-house vehicle design and engineering, leveraging third-party suppliers for carbon-fiber body and component production and other critical systems. Broadway Technology and its subsidiaries are collectively known as the Company.

The accompanying consolidated financial statements reflect the activities of Isdera Group and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
Isdera Group	January 21, 2025	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Isdera Group
Isdera (BVI) Group Limited (“Isdera BVI”)	March 4, 2025	British Virgin Islands	100	Investment holding
Isdera HK Limited (“Isdera HK”)	June 9, 2025	Hong Kong	100	Investment holding
Yingzi (Anqing) Enterprise Management Co., Ltd. (“Isdera WOFE”)	October 14, 2025	PRC	100	Investment holding
Xinghui Technology	November 17, 2020	PRC	100	Investment holding
Yingzi Automotive Technology (Anhui) Co., Ltd. (“Yingzi Anhui”)	March 23, 2024	PRC	75.47	Leveraging third-party suppliers for carbon-fiber body and component production and other critical systems
Yingzi Industrial Technology (Suzhou) Co., Ltd. (“Yingzi Suzhou”)	April 18, 2024	PRC	100	Vehicle design and engineering
Xinghui Yingzi (Shanghai) Automobile Co., Ltd. (“Xinghui Shanghai”)	May 15, 2024	PRC	100	Sales of products

Yingzi (Shanghai) Automotive Technology Co., Ltd. (“Yingzi Shanghai”) was formerly a subsidiary of Xinghui Technology. On March 7, 2024, Xinghui Technology transferred all of its equity interest, representing 85% equity interest in Yingzi Shanghai, at cash consideration of $139,526 (RMB 1,000,000), to a third party (the “Buyer”). The management believed the transfer of equity interest in Yingzi Shanghai does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The transfer of equity interest is not accounted as discontinued operations in accordance with ASC 205-20.

Reorganization

Isdera Group, Isdera BVI, Isdera HK, Isdera WFOE were established on January 21, 2025, March 4, 2025, June 9, 2025 and October 14, 2025, respectively, as holding companies. On February 28, 2025, Isdera completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Xinghui Technology prior to the reorganization.

On February 28, 2025, Isdera Group entered into an equity transfer agreement with Xinghui Technology and the shareholders of Xinghui Technology. Pursuant to the equity transfer agreement, each of the shareholders of Xinghui Technology transferred to Isdera Group their respective equity interests in Xinghui Technology in exchange for shares of Isdera Group on the same equity interest basis (“Equity Transfer”). Because the shareholders of Isdera Group and Xinghui Technology are of the same group, the Equity Transfer was agreed at nil consideration. Upon completion of the Equity Transfer, Xinghui Technology became a wholly-owned subsidiary of Isdera Group. Before and after the reorganization, Isdera Group, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. The shareholders have identical ownership interests before and after the transactions is considered to lack of economic substance. Hence, the reorganization is considered under common control. The transactions result in the consolidation of Xinghui Technology, which have been accounted for as a reorganization of entities under common control.

As Isdera Group, its wholly owned subsidiaries and Xinghui Technology were under same control of the shareholders and all equity interests were ultimately held by the shareholders immediately prior to the Reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2026 and 2025.

The Reorganization was accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities consolidated from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

As Isdera Group and its subsidiaries were under the control of the same controlling shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ deficits and consolidated statements of cash flows are prepared on the basis as if the reorganization became effective as of April 1, 2024 (i.e., the beginning of the two years presented in the accompanying consolidated financial statements of the Company). The ordinary shares of the Company are presented on a retroactive basis to reflect the reorganization completed on March 31, 2026 and 2025.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities has been accounted for in accordance with ASC 810.

Non-controlling interests

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company. For the Company’s consolidated financial statements, non-controlling interests represent a minority shareholder’s 24.53% in Yingzi Anhui.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

Foreign Currency Translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying consolidated financial statements have been expressed in US$. Since the Company operates primarily in the PRC, the operating subsidiaries’ functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$”. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2026	March 31, 2025
Spot rate of US$ to RMB	6.8980	7.2567

	For the Years Ended March 31,
	2026	2025
Average rate of US$ to RMB	7.1019	7.2163

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Property and Equipment, Net

Property and equipment, are stated at cost less accumulated depreciation. Depreciation expenses are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Lives
Vehicle	8 Years
Leasehold improvement	3 Years
Equipment and machineries	5 Years
Office equipment	3 – 5 Years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated financial statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances indicate a change in estimates of useful lives. No such events were identified for the years ended March 31, 2026 and 2025.

Intangible assets

Intangible assets consist of trademark and patents, which are carried at acquisition cost less accumulated amortization and impairment, if any. Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses of trademark and patents are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Useful Lives
Trademark	10 Years
Patents	Up to expiry dates agreed in the acquisition agreement

Impairment for Long-lived Assets

Long-lived assets, including property and equipment, intangible assets and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended March 31, 2026 and 2025, the Company did not recognize impairment losses against long-lived assets.

Deferred offering costs

The Company complies with the requirements of ASC 340-10-S99-1. Deferred offering costs consist of legal, accounting, and other costs (including underwriting discounts and commissions) incurred through the balance sheet date that are directly related to the IPO and that will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of March 31, 2026 and 2025, the Company had deferred offering costs of approximately $1.0 million and $nil, respectively.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended March 31, 2026 and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheets date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of March 31, 2026 and 2025. As of March 31, 2026, income tax returns for the tax years ended December 31, 2021 through December 31, 2025 remain open for statutory examination.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended March 31, 2026 and 2025 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Loss per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding for the periods presented. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the Company, subject to anti-dilution limitations.

Fair Value Measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities.

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, due from/to related parties, other current assets, and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 owing to their short-term or present value nature or present value of the assets and liabilities. For loan payable, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates. For the years end March 31, 2026 and 2025, there are no transfers between different levels of inputs used to measure fair value.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The CODM now reviews results analyzed by customers. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. The Company has determined that it has only one operating segment.

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (“SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2026, cash and cash equivalents of $23,979 were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB 500,000 (equivalent $72,500). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through its subsidiaries in the PRC and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. These restrictions and fluctuations could affect the Company’s ability to access foreign currencies and remit funds outside of the PRC.

NOTE 3 — GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. As of March 31, 2026, the Company incurred recurring working capital deficits of approximately $11.0 million, shareholders’ deficits of approximately $7.2 million, and accumulated deficits of approximately $9.2 million, respectively. For the year ended March 31, 2026, the Company incurred net losses of approximately $4.3 million and negative operating activities of approximately $3.6 million, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on the continued financial support from its related party or its ability to obtain external financing; or further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations. For the year ended March 31, 2026, the Company borrowed approximately $3.8 million from three related parties and had outstanding balances of due to related parties of approximately $7.7 million.

Management has taken certain steps to address these concerns, including: (i) Exploring new financing options, including potential debt extensions or new equity capital, (ii) Focusing on development of model cars and launch the sales as soon as possible, and (iii) Continuing to evaluate options for business restructuring or reducing operating costs.

However, these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the issuance date of these unaudited condensed financial statements. The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, resolve the legal matters affecting its shareholder, and ultimately generate sufficient cash flows from operations. The accompanying unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 4 — OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of
	March 31, 2026	March 31, 2025
Due from Yingzi Shanghai (a)	$44,763	$42,330
Recoverable value-added tax	335,329	147,638
Rental deposit	7,683	143,400
Others	13,229	21,024
Less: allowance for credit loss against due from Yingzi Shanghai	(44,763)	—
	$356,241	$354,392

(a)	The balance due from Yingzi Shanghai was comprised of receivable of $44,763 brought forward from prior year. For the year ended March 31, 2026, the Company provide full allowance of credit losses against receivable brought forward from prior year due to long aging.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	March 31, 2026	March 31, 2025
Vehicle	$378,579	$1,220,299
Leasehold improvement	601,926	417,334
Equipment and machineries	415,067	33,874
Office equipment	55,831	40,348
Construction in progress	49,847	—
Total	1,501,250	1,711,855
Less: accumulated depreciation	(307,275)	(210,729)
Property and equipment, net	$1,193,975	$1,501,126

In November 2025, the Company and Yingzi Shanghai entered into an agreement, pursuant to which the Company returned three sample vehicles to Yingzi Shanghai at consideration of $1,208,986. On the date of return, the original cost of sample vehicles was $1,208,986 and accumulated depreciation was $342,546. The Company recorded gain from disposal of property and equipment of $332,711 in the account of “other income, net” on the consolidated statements of operations and comprehensive income.

For the years ended March 31, 2026 and 2025, depreciation expenses were $415,841 and $211,909, respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	March 31, 2026	March 31, 2025
Patents	$—	$2,295,866
Trademarks	671,707	638,504
Less: accumulated amortization	(145,767)	(66,269)
	525,940	572,235
Intangible assets, net	$525,940	$2,868,101

In November 2025, the Company and Yingzi Shanghai entered into an agreement, pursuant to which the Company returned patents to Yingzi Shanghai at consideration of $2,415,153. On the date of return, the original cost of patents was $2,415,153, which was not amortized as the patents have not yet been placed in service and not yet being used in the Company’s operations. No gain or loss was recorded from disposal of patents.

For the years ended March 31, 2026 and 2025, amortization expenses were $73,869 and 66,639, respectively.

The following is a schedule, by periods, of amortization amount of trademarks as of March 31, 2026:

For the year ending March 31, 2027	$67,171
For the year ending March 31, 2028	67,171
For the year ending March 31, 2029	67,171
For the year ending March 31, 2030	67,171
For the year ending March 31, 2031 and thereafter	257,256
Total	$525,940

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 7 — LEASE

As of March 31, 2026, the Company had three office spaces lease arrangements with third party lessors and one car lease arrangement with a related party lessor (Note 11). All lease arrangements were under non-cancellable operating leases. The lease terms of office spaces ranged between 36 months and 60 months. The lease term of car was 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease payments are recognized as lease expense on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company’s lease does not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The lease agreement does not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records lease expense in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the lease related assets and liabilities recorded on the consolidated balance sheets.

	As of
	March 31, 2026	March 31, 2025
Right-of-use assets	$1,407,511	$2,000,920

Lease liabilities, current	$821,585	$698,824
Lease liabilities, non-current	680,335	1,370,814
Total lease liabilities	$1,501,920	$2,069,638

Other information about the Company’s leases is as follows:

	As of
	March 31, 2026	March 31, 2025
Amortization of right-of-use assets	$677,434	$506,638
Accretion of interest expenses to lease liabilities	$64,272	$62,259
Weighted average remaining lease term (years)	2.3	2.9
Weighted average discount rate	3.65%	3.58%

For the years ended March 31, 2026 and 2025, lease expenses were $753,244 and $575,029, respectively, among which $11,244 and $6,132 were incurred for short-term lease expenses.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2026:

March 31, 2026
For the year ending March 31, 2027	$861,158
For the year ending March 31, 2028	394,682
For the year ending March 31, 2029	232,408
For the year ending March 31, 2030	77,469
Total lease payments	1,565,717
Less: Imputed interest	(63,797)
Present value of lease liabilities	$1,501,920

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 8 — OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of
	March 31, 2026	March 31, 2025
Due from Yingzi Shanghai (a)	$3,624,239	$—
Due from a third party (b)	450,000	—
Rental deposit	143,174	—
	$4,217,413	$—

(a)	The balance of due from Yingzi Shanghai was a result of return of vehicles of $1,208,986 (Note 5) and patents of $2,415,153 (Note 6) to Yingzi Shanghai. Pursuant to the agreement, Yingzi Shanghai would return the consideration within 24 months from the date of return.

(b)	The balance due from a third party represented loan advanced to Sun Peisha, who is UY Scuti Acquisition Corporation (“UYSC”) Sponsor’s designee and caused the first extension fee of $450,000 to UYSC. UYSC is a special purpose acquisition company with which the Company would initiate a business combination. The loan was interest free and repayable upon closing of the business combination between the Company and UYSC.

NOTE 9 — LOANS PAYABLE

	As of
	March 31, 2026	March 31, 2025
Total	$1,322,847	$1,257,459

As of March 31, 2025, the balance of loans payable represented borrowings from five and four third parties, respectively. The borrowings charged interest rate of 8% per annum. These borrowings were unsecured and payable on demand.

For the year ended March 31, 2025, the Company did not borrow loans or make payments to third parties. For the year ended March 31, 2025, the Company borrowed $4,884,028 from five third parties, and repaid borrowings of $5,282,432 to four third parties, respectively.

For the years ended March 31, 2026 and 2025, the Company was charged interest expenses of $122,090 and $66,183, respectively.

NOTE 10 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Isdera BVI is not subject to tax on income or capital gains.

Hong Kong

Isdera HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% on its taxable income generated from operations in Hong Kong. Isdera HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 10 — INCOME TAXES (cont.)

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. Xinghui Technology and Yingzi Anhui are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC.

Isdera WOFE, Xinghui Shanghai and Yingzi Suzhou are qualified as small and micro-sized enterprises (“SMEs”) in the year ended March 31, 2026. For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended March 31, 2026, Isdera WOFE, Xinghui Shanghai and Yingzi Suzhou are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

For the years ended March 31, 2026 and 2025, the Company did not incur income tax expenses.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended March 31,
	2026	2025
PRC statutory income tax rate	25.0%	25.0%
Effect of different income tax rates in other jurisdictions	0.0%	0.0%
Effect of non-deductible expenses	(5.1)%	(3.5)%
Effect of research and development credits	6.6%	1.3%
Effect of preferential income tax rates	(10.5)%	0.0%
Effect of changes in valuation allowance	(16.0)%	(22.8)%
Total	0.0%	0.0%

The table below presents the deferred tax assets, net on the consolidated balance sheets.

	As of
	March 31, 2026	March 31, 2025
Net operating losses	$1,769,904	$1,209,152
Allowance for credit losses	4,082	—
Less: valuation allowance	(1,773,986)	(1,209,152)
	$—	$—

As of March 31, 2026, the Company had net operating loss carry forwards of $9,755,837 from its subsidiaries in the PRC, which expire starting in 2027. The NOLs carry forwards of Isdera Hong Kong is $2,213 as of March 31, 2026, which can be carried forward without an expiration date. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. As of March 31, 2026 and 2025, the Company provided full valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 10 — INCOME TAXES (cont.)

Uncertain tax position

As of March 31, 2026 and 2025, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. As of March 31, 2026, income tax returns for the tax years ended December 31, 2021 through 2025 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of March 31, 2026 and 2025. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 (approximately $14,500) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of March 31, 2026 and 2025.

NOTE 11 — RELATED PARTY

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended March 31, 2026 and 2025, or recorded balances as of March 31, 2026 and 2025.

Name	Relationship with the Company
Wenfang Song	Controlling shareholder of the Company
Jingjing Wu	A shareholder holding 19% equity interest of the Company
Jianxu Kou	Chief Executive Officer of the Company
Hainan Chenhui Investment LLP (“Hainan Chenhui”)	Controlled by Mr. Wenfang Song
Hainan Wenhui Investment LLP (“Hainan Wenhui”)	Controlled by Mr. Wenfang Song
Suzhou Wenhui Enterprise Management Consulting LLP (“Suzhou Wenhui”)	Mr. Wenfang Song acts as a general manager
Suzhou Yifei Meifu Imported Automobile Co., Ltd. (“Suzhou Yifei Meifu”)	Controlled by Mr. Wenfang Song
Suzhou Fuwei Automobile Co., Ltd. (“Suzhou Fuwei”)	Controlled by Mr. Wenfang Song

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 11 — RELATED PARTY (cont.)

2) Transactions with related parties

(Advances to) Collection of advances from related parties

	For the Year Ended March 31,
	2026		2025
	Advances	Collection of advances	Advances	Collection of advances
Suzhou Fuwei	$—	$1,393,992	$(9,727,977)	$8,356,083
Jingjing Wu	—	422,422	(1,801,477)	1,385,752
Suzhou Yifei Meifu	—	112,646	(1,898,480)	1,787,620
Wenfang Song	(38,018)	80,261	(450,370)	408,796
Hainan Chenhui	—	56,323	(4,295,830)	4,240,400
	$(38,018)	$2,065,644	$(18,174,134)	$16,178,651

For the years ended March 31, 2026 and 2025, the Company made advances to three related party companies to support their operations. In addition, the Company also made advances to two shareholders to support the operations of certain related parties controlled by them.

Borrowings from (Repayment of Borrowings to) related parties

	For the Year Ended March 31,
	2026		2025
	Borrowings	Repayment	Borrowings	Repayment
Wenfang Song (b)	$2,562,742	$(1,664,280)	$9,163,283	$(4,891,703)
Suzhou Yifei Meifu (b)	713,893	(330,897)	—	—
Jianxun Kou (a)	547,038	(379,476)	—	—
Suzhou Wenhui (a)	—	(140,808)	138,575	—
	$3,823,673	$(2,515,461)	$9,301,858	$(4,891,703)

(a)	Loans from these related parties are unsecured, interest free and payable on demand.

(b)	As of March 31, 2026 and 2025, the loans payable due to Wenfang Song bore interest rate of 8% per annum and payable on demand. For the year ended March 31, 2026 and 2025, the Company recognized interest expenses of $663,908 and $322,698 on loans from Wenfang Song, respectively.

As of March 31, 2026, the loans payable due to Suzhou Yifei Meifu bore interest rate of 8% per annum and payable on demand. For the year ended March 31, 2026, the Company recognized interest expenses of $6,881 on loans from Suzhou Yifei Meifu.

Other related party transactions

In November 2024, the Company entered into a car lease arrangement with Suzhou Yifei Meifu, pursuant to which the Company leased a car for a period of 12 months through October 2025. The monthly rental fee is approximately $1,400, which is payable on an annual basis. For the year ended March 31, 2026 and 2025, the Company recognized rental expenses of $7,476 and $6,132, respectively. The car lease arrangement expired in October 2025.

For the year ended March 31, 2025, the Company also made $6,929 to Suzhou Yifei Meifu as rental deposits for the vehicle. For the year ended March 31, 2026, the Company collected deposits from Suzhou Yifei Meifu upon maturity of the car lease arrangement.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 11 — RELATED PARTY (cont.)

3) Balances with related parties

As of March 31, 2026 and 2025, the balances with related party were as follows:

	As of
	March 31, 2026	March 31, 2025
Due from a related party
Deposit for vehicle
Suzhou Yifei Meifu	$1,283	$8,537
Rental deposits
Suzhou Yifei Meifu	—	6,890
Others (a)
Suzhou Fuwei	—	1,364,257
Suzhou Yifei Meifu	—	110,242
Jingjing Wu	—	413,411
Hainan Chenhui	22	55,121
Wenfang Song	—	54,213
	22	1,997,244
	$1,305	$2,012,671
Due to a related party (b)
Wenfang Song	$6,559,797	$4,706,503
Hainan Wenhui	579,878	—
Suzhou Yifei Meifu	401,400	—
Jianxun Kou	172,516	—
Suzhou Wenhui	—	137,804
	$7,713,591	$4,844,307

(a)	The balances represented advances made to these related parties. As of the date of this report, the Company fully collected the outstanding balances.

(b)	The balance represented loans borrowed from these related parties. The loans are unsecured, interest free and payable on demand.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The authorized share capital is 500,000,000 ordinary shares of par value of US$0.0005 per share.

On October 11, 2025, the Company issued 100,000,000 shares of ordinary shares, at par value of $0.0005 per share, to all existing shareholders on a pro rata basis. The issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 100,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 100,000,000 ordinary shares issued and outstanding prior to completion of this offering.

As of March 31, 2026 and 2025, the Company had 100,000,000 ordinary shares issued and outstanding.

Additional paid-in capital

For the years ended March 31, 2026 and 2025, certain shareholders made capital contribution of $1,050,638 and $1,355,709 to the Company, respectively. In the same time, certain shareholders withdrew capital investment of $383,751 and $1,323,581 from the Company.

For the year ended March 31, 2026, the Company paid excess amount of $82,468 over the capital withdrawal amount. Because this is a transaction between the Company and its shareholder, the Company accounted for the excess amount as deemed distribution to these shareholders, and recorded as a reduction against the additional paid-in capital.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC subsidiaries. The Company’s PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of March 31, 2026 and 2025, the Company’s PRC subsidiaries did not set aside statutory reserves due to accumulated deficits. As of March 31, 2026 and 2025, the Company had net assets restricted in the aggregate, which include paid-in capital of the PRC subsidiaries that are included in the Company’s consolidated net assets, of $2,013,300 and $1,428,881, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Lease commitments

The total future minimum lease payments of property management fee under the noncancellable operating lease with respect to the office as of March 31,2026 are payable as follows:

Lease commitments
Within 1 year	$86,359
2-5 years	30,068
Total	$116,427

Contingencies

From time to time, the Company and its subsidiaries are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of March 31, 2026 and 2025.

NOTE 14 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 11, 2026, the date of issuance of the financial statements, and did not identify any other subsequent events with material financial impact on the Company’s financial statements.

Isdera Group Limited
Notes to the Consolidated Financial Statements

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Investment in subsidiaries on the Condensed Balance Sheets, is comprised of the parent company’s net investment in its subsidiaries under the equity method of accounting. As the parent company was not in existence until November 13, 2025, financial statements of the parent company are not required until November 13, 2025.

Condensed Balance Sheets

	As of March 31,
	2026	2025
ASSET
Non-current asset
Deferred offering cost	$1,029,021	$—
TOTAL ASSET	$1,029,021	$—

LIABILITY AND SHAREHOLDERS’ DEFICITS
IABILITY
Non-current liability
Deficit in investment in subsidiaries	$3,040,024	$—
TOTAL LIABILITY	3,040,024	—

SHAREHOLDERS’ DEFICITS:
Ordinary shares (par value $0.0005 per share, 500,000,000 shares authorized, 100,000,000 and 100,000,000 shares issued and outstanding as of March 31, 2026)	50,000	—
Additional paid-in capital	1,963,300	—
Accumulated deficits	(4,087,253)	—
Accumulated other comprehensive loss	62,950	—
TOTAL SHAREHOLDERS’ DEFICITS	(2,011,003)	—
TOTAL LIABILITY AND SHAREHOLDERS’ DEFICITS	$1,029,021	$—

Condensed Statements of Comprehensive Loss

	For the Years Ended March 31,
	2026	2025
Operating expenses:
Share of loss of subsidiaries	$(4,087,253)	$—
Net loss	(4,087,253)	—

Other comprehensive income
Foreign currency translation adjustments	62,950	—
Comprehensive loss	$(4,024,303)	$—

Condensed Statements of Cash Flows

For the Years Ended March 31,
	2026	2025
Net cash provided by operating activities
Net cash provided by investing activities	$—	$—
Net cash provided by financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of the year	—	—
Cash and cash equivalents at the end of the year	$—	$—

ISDERA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Isdera Inc

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Isdera Inc (the “Company”) as of March 31, 2026, and the related statement of operations, changes in shareholder’s equity, and cash flows for the period from August 14, 2025 (Inception) through March 31, 2026 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the period from August 14, 2025 (Inception) through March 31, 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

August 11, 2026

Isdera Inc
Balance Sheet

(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

For the period from August 14, 2025 (Inception) through March 31, 2026
Total Assets	$-

Total Liabilities	$-

Commitments and Contingencies

Shareholders’ Equity
Common stock ($0.0001 par value, 500,000,000 shares authorized; 1 shares issued and outstanding at March 31, 2026)*	-
Additional paid-in capital**	-
Retained earnings	-
Total Shareholders’ Equity	-
Total Liabilities and Shareholders’ Equity	$-

*	The balance of common stock was less than one but greater than zero.

**	The balance of additional paid-in capital was greater than negative one but less than zero.

The accompanying notes are an integral part of these financial statements.

Isdera Inc

Statement of Operations

(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

For the period from August 14, 2025 (Inception) through March 31, 2026
Formation and operating costs	$-
Operating expenses	-
Net income and comprehensive income	$-

The accompanying notes are an integral part of these financial statements.

Isdera Inc
Statement of Changes in Shareholders’ Equity
For the Period from August 14, 2025 (Inception) through March 31, 2026
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Common stock		Additional		Total
	Number of stock	Amount*	paid-in capital**	Retained earnings	shareholders’ equity
Balance as of August 14, 2025 (Inception)	-	$-	$-	$-	$-
Issuance of common stocks	1	-	-	-	-
Net income	-	-	-	-	-
Balance as of March 31, 2026	1	$-	$-	$-	$-

*	The balance of common stock was less than one but greater than zero.

**	The balance of additional paid-in capital was greater than negative one but less than zero.

The accompanying notes are an integral part of these financial statements.

Isdera Inc
Statement of Cash Flows

(Expressed in U.S. dollar)

For the period from August 14, 2025 (Inception) through March 31, 2026
Net Cash Provided by Operating Activities	-
Net Cash Provided by Investing Activities
Net Cash Provided by Financing Activities
Net Change in Cash	-
Cash, August 14, 2025 (Inception)	-
Cash, End of the Year	$-

The accompanying notes are an integral part of these financial statements.

Isdera Inc
Notes to the Financial Statements
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BUSINESS DESCRIPTION

Isdera Inc (“PubCo”, or the “Company”) was incorporated as a private company under the laws of Cayman Islan on August 14, 2025. PubCo has selected March 31 as its fiscal year end.

Merger Agreement

The Company was formed for the purpose of becoming the ultimate parent company in Isdera Group Limited (“Isdera Group”) following the transactions contemplated in the business combination agreement, dated July 18, 2025 (the “Merger Agreement”) by and among the Company, Isdera Technology, and UY Scuti Acquisition Corporation (“UYSC”), a special purpose acquisition company. As of March 31, 2026, the Company had no assets, liabilities, or operations.

On August 21, 2025, the Company set up one direct wholly owned subsidiary, Isdera Technology Limited (“Merger Sub”), a Cayman Islands exemption company. The Merger Sub was incorporated to facilitate the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), (a) UYSC will merge with and into the Company, with the Company remaining as the surviving publicly traded entity (the “SPAC Merger”); and (b) immediately following the SPAC Merger, the Merger Sub will be merged with and into Isdera Group, resulting in Isdera Group being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The SPAC Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

(b) Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

Isdera Inc
Notes to the Financial Statements
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Transaction costs in an offering of equity securities

In the event of offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the balance sheet as deferred offering costs which will be later deducted against additional paid-in capital upon completion of offering of equity securities.

(d) Use of estimates and assumptions

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the financial statements and accompanying notes.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

(e) Income Tax

PubCo complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. PubCo’s management determined that the Cayman Islands is PubCo’s only major tax jurisdiction. PubCo recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2024 and no amounts accrued for interest and penalties. PubCo is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

PubCo may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. PubCo’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

PubCo is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, PubCo’s tax provision was zero for the period presented.

Isdera Inc
Notes to the Financial Statements
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on PubCo’s financial statements.

(g) Commitments and contingencies

PubCo evaluates the existence of commitments and contingencies as part of its financial reporting process. As of March 31, 2026, PubCo is not aware of any material commitments or contingencies requiring disclosure or recognition in the financial statements. PubCo will continue to monitor its operations and external relationships for any commitments or contingencies that may arise in future periods.

3. EQUITY

The Company’s authorized share capital is 500,000,000 common stocks, par value $0.0001 per share. On August 14, 2025, the Company issued 1 common stock to its shareholder. As of March 31, 2026, the Company had 1 outstanding common stock.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the financial statements, and did not identify any other subsequent events with material financial impact on the Company’s financial statements.

Annex A-1

[ANNEX A-1 – ORIGINAL MERGER AGREEMENT]

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated

July 18, 2025

by and among

Isdera Group Limited, a Cayman Islands exempted company (the “Company”),

Certain shareholders of the Company (the “Principal Shareholders”),

Wenfang Song (the “Principal Shareholders’ Representative”),

Xinghui Automotive Technology (Hainan) Co., Ltd (星晖汽车科技（海南）有限公司), a company formed under the laws of the People’s Republic of China (“Xinghui Technology”),

Certain shareholders of Xinghui Technology (the “XH Principal Shareholders”), and

UY Scuti Acquisition Corp., a Cayman Islands exempted company (the “Parent”).

Execution Version

ARTICLE I DEFINITIONS	2
ARTICLE II	7
ARTICLE III ACQUISITION MERGER	10
3.1 Acquisition Merger.	10
3.2 Closing; Effective Time.	10
3.3 Board of Directors.	10
3.4 Effect of the Merger.	10
3.5 Memorandum and Articles of Association of the Acquisition Surviving Corporation.	10
3.6 Taking of Necessary Action; Further Action.	10
ARTICLE IV CONSIDERATION	11
4.1 Cancellation and Conversion of Capital.	11
4.2 Payment of Merger Consideration.	12
4.3 Withholding.	12
4.4 U.S. Tax Treatment.	12
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13
5.1 Corporate Existence and Power.	13
5.2 Authorization.	13
5.3 Governmental Authorization.	13
5.4 Non-Contravention.	13
5.5 Capital Structure.	14
5.6 Charter Documents.	14
5.7 Corporate Records.	14
5.8 [RESERVED].	14
5.9 Subsidiaries.	15
5.10 Consents.	15
5.11 Financial Statements.	16
5.12 Books and Records.	16
5.13 Absence of Certain Changes.	17
5.14 Properties; Title to the Company Group’s Assets.	19
5.15 Litigation.	19
5.16 Contracts.	19
5.17 Licenses and Permits.	21
5.18 Cybersecurity; Compliance with Laws; Regulatory Matters.	21
5.19 Intellectual Property.	23

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Table of Contents	Execution Version

5.20 Customers and Suppliers.	25
5.21 Accounts Receivable and Payable; Loans.	25
5.22 [RESERVED].	26
5.23 Employees and Benefit Plans.	26
5.24 Withholding.	27
5.25 Real Property.	28
5.26 Tax Matters.	28
5.27 Environmental Laws.	29
5.28 Finders’ Fees.	30
5.29 Directors and Officers.	30
5.30 Other Information.	30
5.31 Money Laundering Laws; OFAC.	30
5.32 Not an Investment Company.	31
5.33 Powers of Attorney.	31
5.34 Insurance.	31
5.35 Transactions with Related Persons.	31
5.36 Exclusivity of Representations and Warranties.	32
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES	32
6.1 Corporate Existence and Power	32
6.2 Corporate Authorization.	32
6.3 Governmental Authorization.	32
6.4 Non-Contravention.	32
6.5 Issuance of Shares.	32
6.6 Capitalization.	33
6.7 Information Supplied.	33
6.8 Trust Fund.	33
6.9 Listing.	33
6.10 Board Approval.	33
6.11 Parent SEC Documents and Financial Statements.	33
6.12 Litigation.	34
6.13 Compliance with Laws.	34
6.14 Money Laundering Laws.	34
6.15 OFAC.	34
6.16 Not an Investment Company.	35
6.17 Tax Matters.	35
6.18 Finders’ Fees.	36
6.19 Business Activities; Contracts and Liabilities.	36
6.20 Affiliate Transactions.	36

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Table of Contents	Execution Version

ARTICLE VII COVENANTS OF THE COMPANY GROUP AND	37
7.1 Conduct of the Business	37
7.2 Access to Information.	40
7.3 Notices of Certain Events.	40
7.4 SEC Filings.	40
7.5 Financial Information	42
7.6 Trust Account.	42
7.7 Directors’ and Officers’ Indemnification and Insurance.	42
ARTICLE VIII COVENANTS OF THE COMPANY GROUP	43
8.1 Reporting and Compliance with Laws.	43
8.2 Reasonable Best Efforts to Obtain Consents.	43
8.3 Annual and Interim Financial Statements.	43
8.4 Key Employees of the Company.	43
8.5 CSRC filings.	43
8.6 SAFE Registration.	43
8.7 Company Shareholder Approval.	44
8.8 Anti-Takeover Matters.	44
8.9 No Trading.	44
ARTICLE IX COVENANTS OF ALL PARTIES HERETO	44
9.1 Reasonable Best Efforts; Further Assurances.	44
9.2 Tax Matters.	44
9.3 Compliance with SPAC Agreements.	45
9.4 [RESERVED].	45
9.5 Registration Statement.	45
9.6 Confidentiality.	46
9.7 Securityholder Litigation.	47
9.8 Retention of Proxy Solicitation Agent	47
9.9 Government Entity Inquiries and Investigations	47
9.10 Registration Rights of the Initial Shareholders	47
ARTICLE X CONDITIONS TO CLOSING	47
10.1 Conditions to the Obligations of Each Party to Effect the Merger.	47
10.2 Additional Conditions to Obligations of the Purchaser Parties	48
10.3 Additional Conditions to Obligations of the Company.	50
ARTICLE XI	50
ARTICLE XII [RESERVED]	50
ARTICLE XIII TERMINATION	50

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Table of Contents	Execution Version

13.1 Termination Without Default.	50
13.2 Termination Upon Default.	51
13.3 Survival.	51
ARTICLE XIV MISCELLANEOUS	51
14.1 Notices.	51
14.2 Amendments; No Waivers; Remedies.	52
14.3 Arm’s Length Bargaining; No Presumption Against Drafter.	53
14.4 Publicity.	53
14.5 Transaction Costs.	53
14.6 No Assignment or Delegation.	53
14.7 Governing Law; Jurisdiction.	53
14.8 Counterparts; Facsimile Signatures.	54
14.9 Entire Agreement.	54
14.10 Severability.	54
14.11 Construction of Certain Terms and References; Captions.	54
14.12 Further Assurances.	55
14.13 Third Party Beneficiaries.	55
14.14 Waiver.	55

Exhibit A	Form of Company Shareholders Lock-up Agreement	E-A1
Exhibit B	Form of Proposed Amended and Restated Memorandum and Articles of Association of SPAC Surviving Corporation	E-B1
Exhibit C	Company Shareholders Support Agreement	E-C1
Schedule I	Company Disclosure Letter	S-I
Schedule II	Purchaser Disclosure Letter	S-II
Schedule 4.1(a)	Shareholder Allocation	S-III
Schedule 4.2(a)	Closing Payment Shares	S-IV

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Table of Contents	Execution Version

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of July 18, 2025 (the “Signing Date”), by and among Isdera Group Limited, a Cayman Islands exempted company (the “Company”), Xinghui Automotive Technology (Hainan) Co., Ltd (星晖汽车科技（海南）有限公司), a company formed under the laws of the People’s Republic of China (“PRC”) (“Xinghui Technology”), Jianxun Kou, Shuyan Wang, and Wenfang Song, individuals, solely in their capacity as the shareholder representative of Xinghui Technology (collectively, the “XH Principal Shareholders”), Songze Shares Ltd., a BVI business company organized under the Laws of the British Virgin Islands (“BVI”), Wenyuan Holdings Ltd., a BVI business company organized under the Laws of the British Virgin Islands, and Shuyan Holdings Ltd., a BVI business company organized under the Laws of the British Virgin Islands (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), Wenfang Song, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholder (the “Principal Shareholders’ Representative”), UY Scuti Acquisition Corp., a Cayman Islands exempted company (the “Parent”), Isdera Inc, a company to be formed in the Cayman Islands as an exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), and Isdera Technology Limited, a company to be formed in the Cayman Islands as an exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

W I T N E S E T H:

A. The Company, through its wholly owned subsidiaries, is in the business of large-scale designing, manufacturing, and production of automobiles in the People’s Republic of China (the “Business”);

B. The Company is a holding company for Isdera (BVI) Group Limited, a BVI business company duly incorporated and validly existing under the Laws of the British Virgin Islands (“BVI”), and it in turn owns 100% of the issued and outstanding equity interest in Isdera HK Limited, which is a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary”);

C. Parent is a blank check company formed for the sole purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities;

D. The Purchaser will be a wholly-owned subsidiary of Parent and will be formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the SPAC Surviving Corporation (as defined below) (the “SPAC Merger”);

E. The parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Companies Act (Revised) of the Cayman Islands (the “Cayman Law”) (the “Acquisition Merger,” and together with the SPAC Merger, the “Mergers”);

F. For United States federal and applicable state income tax purposes, the parties intend that the SPAC Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder (the “SPAC Intended Tax Treatment”), and that this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the SPAC Merger; and

G. For United States federal and applicable state income tax purposes, the parties intend that the Acquisition Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder (the “Company Intended Tax Treatment”), and that this Agreement is intended to be, and hereby is, adopted as a Plan of Reorganization with respect to the Acquisition Merger; and

H. Prior to the execution and delivery of this Agreement by the parties, certain Company Shareholders have entered into and delivered support agreements, pursuant to which each such Company Shareholder has agreed to vote in favor of this Agreement and the Acquisition Merger and the other transactions contemplated hereby.

A-1-1

Table of Contents	Execution Version

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “Action” means any legal action, suit, claim, arbitration, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2 “Additional Agreements” means the Lock-up Agreements, Registration Rights Agreement, Company Shareholders Support Agreement, RRA Assignment Agreement, and the A&R Parent Charter.

1.3 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, the Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

1.4 “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.5 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.6 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, the Cayman Islands, the British Virgin Islands or PRC are authorized to close for business.

1.7 “Closing Payment Shares” means such number of Purchaser Ordinary Shares equal to the Company Net Value divided by $10.00.

1.8 “Circular 37” means the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment Financing and Round Trip Investment via Special Purpose Companies issued by SAFE on July 4, 2014, as may be amended and supplemented from time to time.

1.9 “Code” means the Internal Revenue Code of 1986, as amended.

1.10 “Company Net Value” means an amount equal to $1,000,000,000.

1.11 “Company Shares” has the meaning set forth in Section 5.5(a).

1.12 “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

1.13 “CSRC” means China Securities Regulatory Commission.

1.14 “Company Shareholders Lock-up Agreement” means the agreements in the form attached as Exhibit A or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date hereof entered into by and between the persons listed on Schedule 1.15 and the Purchaser.

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Table of Contents	Execution Version

1.15 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.

1.16 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.17 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.18 “Environmental Laws” means all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.19 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.20 “Fraud Claim” means any claim based solely upon fraud, willful misconduct or intentional misrepresentation as determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted it being understood that a breach of warranty or a covenant shall not, by itself, be deemed to be fraud.

1.21 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any governmental authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.24 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.22 “IPO” means the initial public offering of Parent pursuant to the IPO Prospectus.

1.23 “IPO Prospectus” means the final prospectus of Parent, dated March 31, 2025 (File No. 333-284815).

1.24 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (h) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (j) all guarantees, direct or indirect, by such Person and (h) any agreement to incur any of the same.

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1.25 “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

1.26 “Inventory” has the meaning set forth in the UCC.

1.27 “Investment Management Trust Agreement” means the investment management trust agreement made as of March 31, 2025 by and between the Parent and Continental Stock Transfer & Trust Company.

1.28 “IT Assets” means computers, software, hardware, servers, workstations, routers, hubs, switches, data communications lines, networks and all other information technology equipment and all associated documentation.

1.29 “Knowledge” or “knowledge” means, (A) with respect to an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

1.30 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.31 “Leases” means the leases set forth on Schedule 1.32 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.32 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.33 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.34 “Material Adverse Effect” or “Material Adverse Change” means any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse change or a material adverse effect upon (a) the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the date of this Agreement and on the Closing Date, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Additional Agreements to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises, including COVID-19; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (xi) with respect to Parent, the consummation and effects of the redemption required under Parent’s Organizational Documents in and of itself (provided that the underlying cause of any such redemption may be considered in determining whether a Material Adverse Effect or Material Adverse Change has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect or Material Adverse Change has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries primarily conducts its businesses.

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1.35 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.36 “Organizational Documents” means, with respect to any Person, its certificate of incorporation, bylaws (if applicable), memorandum and articles of association or similar organizational documents, in each case, as amended.

1.37 “Outside Date” means December 31, 2026.

1.38 “Parent Ordinary Shares” means the ordinary shares, par value of $0.0001 per share, of Parent.

1.39 “Parent Right” means the issued and outstanding rights of Parent, each such right convertible into one-fifth (1/5) of one Parent Ordinary Share at the closing of a business combination.

1.40 “Parent Securities” means the Parent Ordinary Shares, Parent Rights, and Parent Units, collectively.

1.41 “Parent Unit” means each outstanding unit consisting of one Parent Ordinary Share and one Parent Right to receive one-fifth (1/5) of one Parent Ordinary Share.

1.42 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law, and (D) the Liens set forth on Schedule 1.42; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established).

1.43 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.44 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.45 “Purchaser Class A Ordinary Shares” means the class A ordinary shares, par value $0.00001 per share, of Purchaser, each being entitled to one (1) vote, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

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1.46 “Purchaser Class B Ordinary Shares” means the class B ordinary shares, par value $0.00001 per share, of Purchaser, each being entitled to ten (10) votes, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.47 “Purchaser Ordinary Shares” means Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares.

1.48 “Purchaser Parties” means the Purchaser, the Parent, and the Merger Sub.

1.49 “Purchaser Rights” means the rights of Purchaser, each such right convertible into one Purchaser Class A Ordinary Share.

1.50 “Purchaser Securities” means the Purchaser Ordinary Shares and Purchaser Rights, collectively.

1.51 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.52 “SAFE” means the State Administration of Foreign Exchange of the PRC.

1.53 “SAFE Rules and Regulations” means, collectively, Circular 37 and any other applicable SAFE rules and regulations, as amended and supplemented from time to time.

1.54 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.55 “SEC” means the U.S. Securities and Exchange Commission.

1.56 “Securities Act” means the Securities Act of 1933, as amended.

1.57 “Shareholders” or “Company Shareholders” means the shareholders of Company.

1.58 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.59 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 5.14.

1.60 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.61 “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

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1.62 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.63 “Transaction Costs” means (i) all the legal, financial advisory, consulting, accounting and audit fees, costs and expenses reasonably incurred in connection with the signing of this Agreement, the SPAC Merger, and the Acquisition Merger prior to and through the Closing by the Purchaser Parties, and (ii) all the fees, costs and expenses relating to the valuation of the Company’s business, financial projection and the purchase price in connection with the SPAC Merger and Acquisition Merger.

1.64 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.65 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.66 “$” means U.S. dollars, the legal currency of the United States.

ARTICLE II

SPAC MERGER

2.1 SPAC Merger. At the SPAC Merger Effective Time (as defined in Section 2.2), and subject to and upon the terms and conditions of this Agreement, and in accordance with Cayman Law, the Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving company. Purchaser as the surviving company after the SPAC Merger is hereinafter referred to, after the SPAC Merger Effective Time, as the “Purchaser” or “SPAC Surviving Corporation.”

2.2 SPAC Merger Effective Time. Following the satisfaction or waiver (by the applicable party) of the closing conditions set forth in Article X (except for Section 10.1(c) and such conditions to be performed at Closing), Parent shall cause the SPAC Merger to be consummated by filing a plan of merger (the “Plan of SPAC Merger”) (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands, in accordance with the relevant provisions of Cayman Law (the time of such filings, or such later time as specified in the Plan of SPAC Merger, being the “SPAC Merger Effective Time”).

2.3 Effect of the SPAC Merger. At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement, the Plan of SPAC Merger, and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the SPAC Surviving Corporation, which shall include the assumption by the SPAC Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the SPAC Merger Effective Time, and all securities of the SPAC Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through (c) hereof shall be listed on the public trading market on which the Parent Units may be trading at such time.

2.4 Memorandum and Articles of Association. At the SPAC Merger Effective Time, the amended and restated memorandum and articles of association  of the Parent, as in effect immediately prior to the SPAC Merger Effective Time, shall cease and the memorandum and articles of association of Purchaser shall be the memorandum and articles of association of the SPAC Surviving Corporation, except that such memorandum and articles of association shall be amended and restated in its entirety so that they read in their entirety as set forth in the form of Exhibit C attached hereto(“A&R Parent Charter”), and as so amended and restated, shall be the memorandum and articles of association of the SPAC Surviving Corporation and thereafter amended in accordance with their terms, the Organizational Documents of the SPAC Surviving Corporation and as provided by Law.

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2.5 Directors and Officers of the SPAC Surviving Corporation. Immediately after the SPAC Merger Effective Time, the officers and the board of directors of the SPAC Surviving Corporation shall be as specified in Section 3.3 herein.

2.6 Effect on Issued Securities of Parent.

(a) Conversion of Parent Ordinary Shares.

(i) At the SPAC Merger Effective Time, every Parent Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time shall be converted automatically into one Purchaser Class A Ordinary Share. At the SPAC Merger Effective Time, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be converted or canceled (as the case may be) and shall cease to exist. The holders of issued Parent Ordinary Shares immediately prior to the SPAC Merger Effective Time, as evidenced by the register of the members of the Parent shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. From and after the SPAC Merger Effective Time, each certificate or book entry position that evidenced Parent Ordinary Shares immediately prior to the SPAC Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.6(a). Upon surrender of each certificate (if any) previously evidencing Parent Ordinary Shares, such certificate shall be exchanged for a certificate representing the same number of Purchaser Class A Ordinary Shares in accordance with Section 2.7.

(ii) Each certificate (if any) formerly representing Parent Ordinary Shares (other than the Parent Excluded Shares) shall thereafter represent only the right to receive the same number of Purchaser Class A Ordinary Shares.

(b) Parent Units. At the SPAC Merger Effective Time, every issued and outstanding Parent Unit shall be separated automatically into each’s individual components of one Parent Ordinary Share and one Parent Right to receive one-fifth (1/5) of one Parent Ordinary Share, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each individually separated component shall, at the SPAC Merger Effective Time, be converted into one Purchaser Class A Ordinary Share, and one Purchaser Right to receive one-fifth (1/5) of one Purchaser Class A Ordinary Share, as the case may be, in accordance with Section 2.6(a) and Section 2.6(c), respectively. The holders of certificates previously evidencing Parent Units outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law. Upon surrender of each certificate (if any) previously evidencing Parent Units, such certificate shall be exchanged for certificates representing the applicable number of Purchaser Class A Ordinary Shares and Purchaser Rights

(c) Parent Rights. At the SPAC Merger Effective Time, every issued and outstanding Parent Right immediately prior to the SPAC Merger Effective Time shall be converted automatically into one Purchaser Right. At the SPAC Merger Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be converted and shall cease to exist. The holders of certificates previously evidencing Parent Rights outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. At the Closing, all Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of Purchaser Rights instead will receive one-fifth (1/5th) of one Purchaser Class A Ordinary Share in exchange for the cancellation of each Purchaser Right or one whole Purchaser Class A Ordinary Share in exchange for the cancellation of five Purchaser Rights; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share. Upon surrender of each certificate (if any) previously evidencing Parent Rights, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Class A Ordinary Shares.

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(d) Cancellation of Parent Ordinary Shares Owned by Parent. At the SPAC Merger Effective Time, if there are any shares of Parent Ordinary Shares that are owned by the Parent (as treasury shares or otherwise) or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the SPAC Merger Effective Time, such shares shall be canceled without any conversion thereof or payment therefor.

(e) Cancellation of Purchaser Ordinary Share Owned by Parent. At the SPAC Merger Effective Time, every issued and outstanding share(s) of Purchaser owned by the Parent, being the only issued and outstanding share(s) in Purchaser immediately prior to the SPAC Merger Effective Time, shall be canceled without any conversion thereof or payment therefor.

(f) Transfers of Ownership. If any securities of Purchaser are to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such Tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the SPAC Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7 Surrender of Securities. All Purchaser Securities issued in exchange of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Parent Securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates of Parent Securities shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that SPAC Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the SPAC Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 U.S. Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax Law that follows the U.S. federal income tax treatment of the SPAC Merger), each of the parties intends that the SPAC Merger qualifies for the SPAC Intended Tax Treatment. The Parent and the Purchaser hereby (i) adopt, and the Company acknowledges, this Agreement as a “plan of reorganization” with respect to the SPAC Merger within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with the SPAC Intended Tax Treatment, unless otherwise required by a Taxing Authority in connection with an audit. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the SPAC Merger for the SPAC Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the SPAC Merger Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the SPAC Merger is determined not to qualify for the SPAC Intended Tax Treatment.

2.10 Taking of Necessary Action; Further Action. If, at any time after the SPAC Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and the Purchaser, the officers and directors of the Parent and the Purchaser are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2) concurrently with the SPAC Merger and in accordance with the applicable provisions of Cayman Law, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Acquisition Surviving Corporation”).

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Acquisition Merger (the “Closing”) shall take place concurrently with the SPAC Merger and shall take place at the offices of Torres & Zheng at Law, P.C., on a date no later than fifteen (15) Business Days after the satisfaction or waiver of all the conditions set forth in this Agreement, or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Acquisition Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Acquisition Merger (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Law. The Acquisition Merger shall become effective on the date as specified in the Plan of Acquisition Merger (“Effective Time”).

3.3 Board of Directors. Immediately after the Effective Time, the SPAC Surviving Corporation’s board of directors shall consist of five (5) directors. The Parent shall designate, or cause to be designated, one (1) director. The Company shall designate, or cause to be designated, one (1) director, who shall be Wenfang Song. The remaining three (3) directors shall be deemed independent in accordance with Nasdaq requirements. The SPAC Surviving Corporation’s board of directors will comply with the requirements of Nasdaq, subject to applicable exemptions. The officers of the Company shall become the officers of the SPAC Surviving Corporation.

3.4 Effect of the Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Acquisition Merger and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Acquisition Surviving Corporation, which shall include the assumption by the Acquisition Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5 Memorandum and Articles of Association of the Acquisition Surviving Corporation. At and immediately following the Effective Time, the memorandum and articles of association of the Company shall be the memorandum and articles of association of Acquisition Surviving Corporation until thereafter amended or restated in accordance with their terms, the Organizational Documents of the Acquisition Surviving Corporation and as provided by Law.

3.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Acquisition Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE IV
CONSIDERATION

4.1 Cancellation and Conversion of Capital.

(a) Cancellation of Ordinary Share. At the Effective Time, by virtue of the Acquisition Merger and this Agreement and without any action on the part of the Purchaser, the Merger Sub, the Company or the Company Shareholders, each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares as defined below) shall be canceled in exchange for the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Shares (the “Shareholders’ Allocation Schedule”) as specified on Schedule 4.1(a) attached hereto; it being agreed that the Closing Payment Shares shall be allocated among the Shareholders on a pro rata basis based on the number of Company Shares they hold as of immediately prior to the Effective Time. If there is any change to the Shareholders’ Allocation Schedule between the time of such delivery and the Closing solely as a result of the change of ownership in the Company Shares, the Company shall promptly deliver an updated Shareholders’ Allocation Schedule to Parent. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Shares, except the right to receive, without interest, the respective percentage of the Closing Payment Shares issuable to the Shareholders in accordance with the Shareholders’ Allocation Schedule.

(b) Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Acquisition Surviving Corporation (and such share of the Acquisition Surviving Corporation into which the ordinary share of Merger Sub are so converted shall be the only share of the Acquisition Surviving Corporation that is issued and outstanding immediately after the Effective Time).

(c) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries immediately prior to the Effective Time or (ii) that are held by Company Shareholders who have validly elected to dissent pursuant to the applicable provisions of the Cayman Law and have properly exercised such dissenters’ rights (the “Excluded Shares”) shall be automatically canceled without any consideration delivered in exchange thereof other than, with respect to Company Shareholders who have properly exercised dissenters’ rights, the right to be paid fair value for such shares as provided for under Cayman Law.

(d) No Liability. Notwithstanding anything to the contrary in this Section 4.1, neither the Acquisition Surviving Corporation nor any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Surrender of Certificates. All securities issued upon the surrender of the certificates representing the Company Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

(f) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued the applicable portion of the Closing Payment Shares for such number of Company Shares represented by such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Ordinary Shares or the Parent Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Closing Payment Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

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4.2 Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall cause its Transfer Agent to issue to each Company Shareholder such number and class of Closing Payment Shares as is set forth opposite such Shareholder’s name on Schedule 4.2(a) attached hereto.

(b) No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser.

4.3 Withholding. Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to the Shareholders pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law; provided, that Purchaser or any other applicable withholding agent shall notify the payee at least three (3) Business Days before deducting and withholding from any consideration otherwise payable to any Person pursuant to this Agreement and shall reasonably cooperate with such Person in seeking to reduce or eliminate any such deduction or withholding. To the extent that amounts are so deducted, withheld and timely paid over to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.4 U.S. Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax Law that follows the U.S. federal income tax treatment of the Acquisition Merger), each of the parties intends that the Acquisition Merger qualifies for the Company Intended Tax Treatment. The Merger Sub, the Company and the Company Shareholders hereby (i) adopt, and the Parent and Purchaser acknowledge, this Agreement as a “plan of reorganization” with respect to the Acquisition Merger within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Company Intended Tax Treatment, unless otherwise required by a Taxing Authority in connection with an audit. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger for the Company Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify for the Company Intended Tax Treatment.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Purchaser, the Parent, and the Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference in a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries. It is being acknowledged that the schedules to this Article V shall be collectively attached hereto as Schedule I.

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5.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Each member of the Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdiction in which any member of the Company Group is qualified to conduct the business.

5.2 Authorization.

(a) The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to the authorization and approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby by way of a special resolution of the shareholders of the Company passed by the affirmative vote of holders of Company Shares representing at least two-thirds of the votes of the Company Shares present and voting in person or by proxy at a meeting of the shareholders of the Company in accordance with the memorandum and articles of association of the Company and the Cayman Law, and such other authorization, if any, as specified in the Organizational Documents (“Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against such Company Group in accordance with their respective terms to which it is a party.

(b) Each Principal Shareholder has all the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Principal Shareholder of this Agreement and the Additional Agreements to which it is a party and the consummation by such Principal Shareholder of the transactions contemplated hereby and thereby are within the corporate powers of such Principal Shareholder and have been duly authorized by all necessary action on the part of such Principal Shareholder (including the board of directors of such Principal Shareholder). Assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement has been, and each Additional Agreement (when executed and delivered by the relevant Principal Shareholder) will be, duly and validly executed and delivered by each Principal Shareholder to which it is a party, and this Agreement constitutes, and each Additional Agreement (when executed and delivered by a Principal Shareholder) will constitute, a valid and legally binding obligation of such Principal Shareholder enforceable against such Principal Shareholder in accordance with their respective terms.

5.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority as of the date of this Agreement, except for the approvals listed on Schedule 5.3 (each of the foregoing, a “Governmental Approval”), which includes but not limited to, the CSRC approvals referenced in Section 10.1(g).

5.4 Non-Contravention. To the knowledge of the Company Group, none of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party, and the consummation by the Company Group of the transactions contemplated hereby and thereby, does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.10 requiring Company Group Consents (but only as to the need to obtain such Company Group Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. None of the Target Companies is in violation of any term or provision of any Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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5.5 Capital Structure.

(a) Share Capital. The authorized share capital of the Company is $50,000.00 divided into 50,000 ordinary shares of par value $1.00 each, of which one (1) ordinary share of a par value of $1.00 is issued and outstanding as of the date hereof (the “Company Shares”). As of the date of this Agreement, (i) no Company Shares are held as treasury shares, (ii) all of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and, except as set forth in the Company’s Organizational Documents, are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Company Shares are owned legally and of record by the Persons set forth on Schedule 5.5(a). The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. As of the date of this Agreement, no other class in the share capital of the Company is authorized or issued or outstanding.

(b) Except as set forth on Schedule 5.5(b), there are no: (a) outstanding Company Share Rights; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company, (c)to the knowledge of the Company agreements with respect to any of the Company Shares, including any voting trust, other voting agreement or proxy with respect thereto; or (d) disputes, controversies, demands or claims as to any Company Shares.

5.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.7 Corporate Records. All proceedings of the board of directors occurring since June 30, 2024, (the “Balance Sheet Date”), including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group, have been made available to the Purchaser Parties, and are true, correct and complete copies of the register of members or the equivalent documents and minute book records of the Company Group.

5.8 [RESERVED].

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5.9 Subsidiaries.

(a) Schedule 5.9(a) sets forth the name of each Subsidiary of the Company as of the hereof, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.9(a), as the case may be, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.9(a), no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiary listed on Schedule 5.9(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 5.9(a), none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.9(a), there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Except as set forth on Schedule 5.9(b), there are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of Xinghui Technology.

(c) The capital and organizational structure of the PRC subsidiary (each, a “PRC Entity”) are valid and in full compliance with the applicable PRC Laws, other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.9(d), the registered capital of each PRC Entity has been paid up in accordance with the schedule of payment stipulated in its Organizational Documents, approval documents, certificates of approval and legal person business license (collectively, the “PRC Establishment Documents”) and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Entity has been duly approved and filed in accordance with the laws of the PRC and are valid and enforceable. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the PRC Entity in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

(d) Schedule 5.9(e) sets forth all Investments of the Company, and with respect to each Investment, (a) its jurisdiction of organization, and (b) the record holders of such Investment. Except as set forth in Schedule 5.9(e) all of the outstanding equity securities owned, beneficially or of record by the Company of each Investment of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by one or more of the Company Group free and clear of all Liens (other than those, if any, imposed by such Investment’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Investment of the Company other than the Organizational Documents of any such Investment. Except as set forth in Schedule 5.9(e), nothing in any (i) Organizational Document of or material agreement entered into by any of the Investments, or (ii) Order or Law binding on such Investment, contains any restrictions on the ability of such Investment to make any distributions or dividends to its equity holders or repay any debt owed to the Company Group. As used herein, the term “Investment” means any equity interest or interest having similar economic rights and benefits in any Person in an amount representing ten percent (10%) or such lesser amount of such Person’s voting power or economic value as includable for (x) financial statements prepared and audited in accordance with GAAP or Regulation S-X or (y) other regulations of the SEC.

5.10 Consents. The Contracts listed on Schedule 5.10 are the only Contracts binding upon the Company Group or by which any of the Company Shares, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

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5.11 Financial Statements.

(a) Schedule 5.11 contains the unaudited financial statements of each PRC Entity, consisting of the unaudited balance sheets as of such date, the unaudited income statements for the twelve (12) month periods ended on such date, and the unaudited cash flow statements for the twelve (12) month periods ended on such date (the “Unaudited Financial Statements,” and together with the Audited Financial Statements (as defined below) and the Interim U.S. GAAP Financial Statements (as defined below), the “Financial Statements”).

(b) The Unaudited Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Unaudited Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed in Schedule 5.11(c), reflected or fully reserved against on the Unaudited Financial Statements, and for liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since June 30, 2024, (the “Balance Sheet Date”), as of the date of this Agreement there are no material liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unassisted or otherwise) relating to the Company.

(d) The Unaudited Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 5.11(d), the Company does not have any material Indebtedness.

(e) All financial projections delivered by or on behalf of the Company to Purchaser with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have a Material Adverse Effect.

(f) Except as set forth in the Unaudited Financial Statements, no member of the Company Group is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

5.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are, in material respects, accurate, complete, and authentic.

(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company, as a privately owned company, is not subject to the internal controls requirements of the Sarbanes Oxley Act, and the Company makes no representation that its internal controls over financial reporting or its disclosure controls are effective according to the Sarbanes Oxley Act. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

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(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. The Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

(c)  For the past two (2) fiscal years, neither the Company nor any Subsidiary of the Company has received any written or, to the actual knowledge of the Company, oral allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company, or unlawful accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

(d) For the past two (2) fiscal years, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company or any Subsidiary of the Company.

5.13 Absence of Certain Changes. From the Balance Sheet Date to the date hereof, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, except as set forth on Schedule 5.13, from the Balance Sheet Date to the date hereof, there has not been:

(a) any Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company Group relating to the Business, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent or similar in all material respects, including kind and/or amount, with past practices and those contemplated by this Agreement;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares or of shares of capital stock or other equity interests in the Company Group, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests;

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Share or any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group, in each case other than in the ordinary course of business consistent with past practice of the Company Group;

(e) any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group which will cause a Material Adverse Effect;

(f) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

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(g) Except as disclosed under Schedule 5.13(g), any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company Group except for inventory, licenses or services sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(i) other than in the ordinary course of business, any capital expenditure by the Company Group in excess of $500,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $1,000,000 in the aggregate by the Company Group;

(j) Except as disclosed under Schedule 5.13(j), any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(k) Except as disclosed under Schedule 5.13(k), any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of $250,000, other than accounts payable and accrued liabilities in the ordinary course of business consistent with past business or any loan among Company Group, or any loan approved by the board of directors or shareholders pursuant to its Organizational Document;

(l) except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(m) any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(n) Except as disclosed under Schedule 5.13(n), any acquisition of assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(o) any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group;

(p) any action taken by the Company Group or any event occurred which would have violated the covenants of the Company Group set forth in Section 7.1 herein if such action had been taken or such event had occurred between the date hereof and the Closing Date, or

(q) any undertaking of any legally binding obligation to do any of the foregoing.

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5.14 Properties; Title to the Company Group’s Assets.

(a) Except as set forth on Schedule 5.14(a), the material items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the financial statements or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.14(b), no such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.15 Litigation. Except as set forth on Schedule 5.15, there is no (a) Action pending against, or to the knowledge of the Company Group threatened in writing against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or (b) Action of any nature involving an amount claimed against any Company Group that exceeds $500,000 which is currently pending or, to the Company’s Knowledge, threatened, to be made for the past two (2) years; or (d) Order now pending or outstanding or that was rendered by a governmental Authority for the past two (2) years, in either case by or against any Company Group, its business, equity securities or assets. There are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past three (3) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the current officers, senior management or directors of any of the Company Group have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

5.16 Contracts.

(a) Schedule 5.16(a) is a true, correct and complete list of all written material Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect, or by which the properties or assets of the Company Gorup are bound or affected, and constitute the following:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $500,000 or more per contract (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $500,000 per contract annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $250,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations in excess of $250,000, or (C) has an obligation to make a payment, other than payment to any party affiliated with, related to, or introduced to the Company Group by the Parent, in excess of $250,000 upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;

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(iv) all Contracts creating a joint venture, strategic alliance, material limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $500,000;

(vi) all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business;

(vii) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company Group or substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(viii) all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets, license and other material Intellectual Property Rights of the Company Group;

(ix) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations

(x) all Contracts with or pertaining to the Company Group to which any 10% Shareholder, director, officer or employee of the Company Group is a party (other than employment, consulting service, non-competition and non-solicitation, assignment of Intellectual Property or confidentiality arrangements with employees entered into in the ordinary course of business);

(xi) other than the ordinary course of business, all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $200,000 per month;

(xii) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount exceeding $500,000;

(xiii) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xiv) any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party;

(xv) all Contracts that obligate the Company Group to make any capital expenditure or commitment in excess of $500,000;

(xvi) all Contracts that relate to the settlement of any Action for an amount greater than $[250,000] entered into within two (2) years prior to the date of this Agreement or under which any Company Group has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xvii) all Contracts that, in the Company’s determination, will be required to be filed with the Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant;

(xviii) all Contracts that provide another Person (other than another Person in the Company Group or any manager, director or officer of the Company Group) with a power of attorney other than in the ordinary course of business; and

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(xx) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(b), (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Purchaser or any of its Affiliates; (iv) the Company Group has not received written notice of termination by any party to any such Material Contract to terminate such Material Contract or materially amend the terms thereof; and (v) the Company Group has not waived any material rights under any such Material Contract. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(c), none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d) Except would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or as set forth on Schedule 5.16(d), the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.17 Licenses and Permits. Schedule 5.17 correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.

5.18 Cybersecurity; Compliance with Laws; Regulatory Matters.

(a) Except as set forth on Schedule 5.18(a), and to the Company Group’s knowledge, the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of any Law in any material respects. Except as set forth on Schedule 5.18(a), and to the Company Group’s knowledge, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18. Each holder or beneficial owner of an equity security of a Company Group who is a “Domestic Resident” as defined in Circular 37 and is subject to any of the registration or reporting requirements of Circular 37, has complied with all reporting and/or registration requirements (including filings of amendments to existing registrations) under the SAFE Rules and Regulations, and has made all written filings, registrations, reporting or any other communications required by SAFE or any of its local branches. No Company Group has received any written inquiries, notifications, orders or any other form of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with SAFE Rules and Regulations, and each Company Group has obtained all certificates, approvals, permits, licenses, registration receipts and other similar authorizations which are necessary for such Company Group to conduct foreign exchange transactions as now being conducted in compliance with PRC Laws in all material respects. Without limiting the generality of the foregoing, all Approvals of the governmental Authorities of the PRC that are required to be obtained or made in respect of, as applicable, each of the PRC Entity with respect to its establishment, capital structure, business and operations as it is now being conducted, including the Approvals of the State Administration for Market Regulation of the PRC (formerly the State Administration for Industry and Commerce), the Ministry of Commerce of the PRC, the National Development and Reform Commission of the PRC, the Ministry of Industry and Information Technology of the PRC, SAFE, and Social Security of the PRC, and the State Administration of Taxation of the PRC, and their respective local counterparts, if required, have been duly completed in accordance with the applicable Laws of the PRC, except for any such Approvals the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on the Company Group.

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(b) Except as set forth on Schedule 5.18(b), to the Company’s actual knowledge, in connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any Company Group, the Company Group is and has been in compliance with (i) all applicable Laws (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in all material respects, in all relevant jurisdictions, (ii) the Company Group’s privacy policies and public written statements regarding the Company Group’s privacy or data security practices, and (iii) the requirements of any contract codes of conduct or industry standards by which any Company Group is bound. The Company Group maintains and has implemented and maintained reasonable physical, technical, organizational and administrative security measures, procedures and policies or otherwise intended or designed to protect all Personal Information and other data owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. Each Company Group is and has (i) undertaken and resolved or is in the process of resolving in good faith, any material issues identified by any surveys, audits, or assessments (including any risk assessments and risk analyses) of all areas of its business and operations, in each case, required in accordance with applicable Privacy Laws, (ii) made all material disclosures to, and obtained all appropriate and material consents, approvals or authorizations from customers, employees, directors, officers, consultants, contractors and other applicable Persons as required under applicable Privacy Laws to Process such Personal Information lawfully and in accordance with applicable Privacy Laws, (iii) been in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations and (iv) filed all material registrations required under applicable Privacy Laws with the applicable data protection authority, in each case to the extent required under applicable Privacy Laws. To the actual knowledge of the Company Group, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group which require or required the Company Group to notify Authorities, affected individuals or other parties of such occurrence (y) unauthorized access to or disclosure of the Company Group’s confidential information or trade secrets or (z) data security incidents, data breaches, ransomware incidents, or other adverse events or incidents related to any IT Assets, Personal Information, or Company data in the custody or control of the Company Group or any Service Provider Processing Personal Information on behalf of the Company or the Company Subsidiaries. No Actions are pending or, to the actual knowledge of the Company, threatened in writing against the Company Group relating to the collection, use, dissemination, storage and protection of Personal Information. No member of the Company Group has (i) been subject to any actual or threatened investigation, notice, or request from any Governmental authority in relation to its processing of data, data protection, privacy, or cybersecurity activities, (ii) received any actual or threatened claim, written communication, enquiry, notification of, warning or complaint from any individual or governmental authority (including the Cyberspace Administration of China, or the CAC) alleging any violation or breach of applicable Privacy Laws or Security Requirement (including, without limitation, the CSRC Archive Rules), (iii) been involved in any investigation on cybersecurity review initiated by the CAC, the CSRC or any other Authority or received any written notice from any Authority against any member of the Company Group or their respective directors, officers, and employees or (iv) received any written objection to the transactions contemplated under this Agreement from the CSRC, the CAC or any relevant data protection, privacy or security Authority. The processing of Personal Information by the Company Group is carried out in accordance with applicable Privacy Laws, and where applicable, with appropriate safeguards for any transfer of such Personal Information, in all material respects.

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(c) To the Company Group’s best knowledge, the Company Group is not required to apply for and complete the cybersecurity review filing for overseas listing to the CAC.

(d) To the actual knowledge of the Company, Since the Balance Sheet Date, (i) there have been no material breaches of the security of the IT Assets used or held for use by the Company and its Subsidiaries in their businesses, and (ii) there have been no disruptions in any such IT Assets that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential or sensitive information and Personal Information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Since the Balance Sheet Date, neither the Company nor any Subsidiary of the Company has (A) to the actual knowledge of the Company, experienced any material incident in which such information was stolen, or accessed, used or disclosed without authorization, including in connection with a breach of security, or (B) received any written (or, to the actual knowledge of the Company, any other) notice or complaint from any Person (including an Authority) with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(e) None of the Company nor any Subsidiary of the Company has (i) made an untrue statement of a material fact or fraudulent statement to any Authority; (ii) failed to disclose a material fact required to be disclosed to any Authority.

5.19 Intellectual Property.

(a) Schedule 5.19(a) sets forth a true, correct and complete list of all material Intellectual Properties owned by the Company Group as of June 30, 2025, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Properties. Schedule 5.19(a) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions that are material to the Company Group’s main businesses as currently conducted (“Company IP Licenses”) (other than (i) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public generally (collectively, “Off-the-Shelf Software”) and (ii) licenses, sublicenses and other agreements or permissions for any member of the Company Group to use Intellectual Property owned by any third party specified in commercial agreements (including supply agreements) entered into in the ordinary course of business of the Company Group, which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Company Group is a licensee or otherwise is authorized to use or practice any material Intellectual Property. Except as set forth on Schedule 5.19, all material Company Intellectual Property Rights is owned exclusively by the Company Group without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Intellectual Property Rights, except for fees and costs payable to file, apply for, register, patent or maintain such Intellectual Property Rights.

(b) The Company Group owns free and clear of all Liens (other than Permitted Liens), or has the valid right or license to use, all material Intellectual Property Rights that are necessary for the operation of its business as currently conducted, including (i) manufacturing processes, specifications, and know-how, (ii) product designs, molds, and tooling, (iii) trademarks, service marks, trade names, and logos, (iv) patents and patent applications, (v) trade secrets related to manufacturing and production, and (vi) software and computer programs specifically used in manufacturing operations, quality control, and business operations. For clarity, this representation does not extend to general office software, off-the-shelf programs, or other intellectual property not material to the Company Group’s manufacturing business. Each member of the Company Group has performed all material obligations imposed on it in the applicable Company IP Licenses, and such Company Group is not in material breach or material default thereunder in any material respect.

(c) Except as disclosed in Schedule 5.19(c), No Action is pending, and, to the Company’s Knowledge, no Action is threatened against the Company Group that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Intellectual Property currently owned, licensed, used or held for use by the Company Group for their main businesses as currently conducted, except for (i) any Action relating to applications for Intellectual Property in the ordinary course of ex parte prosecution of such applications, and (ii) the adverse result or conclusion of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Within the past three (3) years the Company Group has not been sued or charged in writing with or been a defendant in any material Action that involves a claim of infringement of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group. There are no Orders to which the Company Group is a party, or is otherwise materially affected thereby, that (i) restrict the rights of the Company Group to use, transfer, license or enforce any material Intellectual Property owned by the Company Group, (ii) restrict the conduct of the business of the Company Group in any material respects in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by the Company Group.

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(d) To the knowledge of the Company Group, the current use by the Company Group of the Intellectual Property Rights does not, and within the past two (2) years has not, infringe, and is not expected to infringe, the rights of any other Person in any material respect. To the Company’s knowledge, no third party is infringing upon, is misappropriating or is otherwise violating any Intellectual Property owned by the Company Group and material to their businesses as currently conducted in any material respect.

(e) The Company Group has taken commercially reasonable efforts to maintain, protect and enforce the Intellectual Property owned or licensed by them. Except as disclosed on Schedule 5.19(e), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(g) To the knowledge of the Company Group, no current or former employee, agent, consultant or contractor who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works on behalf of the Company Group or any predecessor in interest thereto either is subject to any arrangement which may cause any rights in or to such intellectual properties to be retained by such current or former employee, agent, consultant or contractor, or to be assigned, transferred, granted or licensed to, or otherwise vested in any other Person.

(h) None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

(i) The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business. To the knowledge of the Company Group, (A) there has been no unauthorized disclosure or use of any Person’s material trade secrets by any officer, employee, contractor, or consultant of the Company Group, and none of the Company Group’s material trade secrets have been disclosed to any Person except pursuant to valid and appropriate written non-disclosure agreements or license agreements, and (B) there has been no material breach of the Company Group’s security measures wherein any trade secrets have been disclosed or may have reasonably been disclosed without authorization to any Person.

(j) The Company Intellectual Property is sufficient for the Company Group to carry on the business in all material respects from and after the Effective Time as presently carried on by the Company Group, consistent with past practice. After the Effective Time, the Company Group will continue to have the right to use all Company P Licensed IP on identical terms and conditions as the Company Group enjoyed immediately prior to the Closing. No member of the Company Group is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in the Company Intellectual Property. To the knowledge of the Company, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center or governmental Authority (each a “Designated Entity”) were used, directly or indirectly, in the development or commercialization, in whole or in part, of any Company Intellectual Property and no Designated Entity has any right, title or interest (including any usage, license, “march in,” ownership, co-ownership or other rights) in or to any Company Intellectual Property.

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(k) The Company has established and implemented, and is operating in material compliance with, policies, programs and procedures that are commercially reasonable, consistent with industry practices or companies offering similar services. The Company maintains security controls, consistent with industry practices or companies offering similar services, for all material information technology systems owned by the Company Group, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “IT Systems”). The Company Group has used commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems used in the operation of their respective businesses and to prevent any unauthorized use, access, interruption or modification of the IT Systems. The IT Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions, or other adverse events affecting any such IT Systems that, in each case, have caused any substantial disruption of or interruption in or to the business operated by the Company Group and the use of such IT Systems. None of the software owned or licensed by the Target Companies incorporates, is combined with or distributed with, or is subject to any “open source,” “copyleft” community source, shareware, freeware, or other code in a manner that would require the Company Group to (i) disclose and distribute any proprietary source code of the Company Group, (ii) license its software for the purpose of making derivative works, (iii) grant to any Person any rights or immunities under any Intellectual Property owned or used by the Company Group, or (iv) distribute its software at no or minimal charge or otherwise impose economic limitations on the distribution or commercial exploitation of the software of any of the Company Group.

 5.20 Customers and Suppliers.

(a) Schedule 5.20(a) sets forth a list of the top five (5) customers (by the dollar amount of purchases thereby) of the Company Group for the fiscal years ended December 31, 2023, and 2024 (collectively, the “Material Customers”).

(b) Schedule 5.20(b) sets forth a list of the top five (5) vendors to and/or suppliers of (by the dollar amount of purchases therefrom) the Company Group for the fiscal years ended December 31, 2023, and 2024 (collectively, the “Material Suppliers”), To the Knowledge of the Company, the relationships of the Company Group with Material Suppliers are good commercial working relationships and (i) no Material Supplier within the last twelve (12) months has cancelled or otherwise terminated, or, has given the Company’s written notice to cancel or otherwise terminate, any material relationships of such Person with the Company Group, (ii) no Material Supplier has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened in writing to stop, decrease or limit materially, or modify materially its material relationships with the Company Group, or (iii) to the Company’s Knowledge, no Material Supplier intends to refuse to pay any material amount due to the Company Group or seek to exercise any remedy against the Company Group.

5.21 Accounts Receivable and Payable; Loans.

(a) To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

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(b) To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 5.21(b), all accounts, receivables or notes are good and collectible in the ordinary course of business or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

(c) The information set forth on Schedule 5.21(c) separately identifies any and all accounts receivables or notes of the Company Group which are owed by any other entities except for Affiliate of the Company Group as of the Balance Sheet Date and which are not reflected on the Financial Statements. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any other entities except for Affiliate of the Company Group and no entities except for Affiliate of the Company Group are indebted to the Company Group.

5.22 [RESERVED].

5.23 Employees and Benefit Plans.

(a) Schedule 5.23(a) sets forth a true, correct and complete list of each of the Key Personnel of the Company Group, setting forth the name, title for each such person.

(b) The Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees.

(c) There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

(d) No current officer or employee of the Company Group has provided any member of the Company Group written notice of his or her plan to terminate his or her employment with any member of the Company Group nor does any member of the Company Group currently plan to terminate the employment of such persons. Additionally, none of the ten-highest paid employees or officers of the Company Group has, to the Knowledge of the Company, given oral notice of his or her plan to terminate his or her employment with any member of the Company Group.

(e) Except as set forth in Schedule 5.23, the Company Group (i) is and has been in compliance in all material respects with all material applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against the Company Group, (ii) is not liable for any material past due arrears of wages, commissions, bonuses or other direct compensation due for services provided for it, or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 5.23, no officer of any of the Target Companies is entitled to any material compensation upon termination of employment, except as required by Law applicable to the jurisdiction in which such officer or employee is employed.

(f) In the last five (5) years, no allegations of sexual harassment or sexual misconduct have been made to any Company Group against any employee, officer, or director of any Company Group in connection with such individual’s employment or service with a Company Group and no Company Group has otherwise become aware of any such allegations or entered into a settlement agreement, or out of court or pre-charge or pre-litigation arrangements relating to such matters. To the knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, other unlawful harassment or unlawful discrimination or retaliation against or involving any Company Group or any employee, officer, or director of any Company Group in connection with such individual’s employment or service with a Company Group.

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(g) Except as set forth on Schedule 5.23, all independent contractors engaged by the Company Group are a party to a written Contract with the Company Group. Except as set forth on Schedule 5.23, each such independent contractor has entered into the Company’s standard form of independent contractor confidentiality, non-solicit and non-competition agreement, and assignment of inventions and copyrights in such Person’s agreement with the Company Group. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Company Group are bona fide independent contractors and not employees of such Company Group.

(h) None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

(i) Set forth on Schedule 5.23(h) is a true and complete list of each Benefit Plan of the Company Group (each, a “Company Benefit Plan”). The Company Group has not within the past ten (10) years maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, except as may be required under the Laws of the PRC. Except as set forth on Schedule 5.23(h), with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to the Company Group has occurred; (iii) no Action that would result in a material Liability to the Company Group is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made; (v) all benefits accrued under any unfunded Company Benefit Plan have been timely made, and (vi) no Company Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. The Company Group has not incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan. As used herein, (A) the term “Benefit Plans” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or individual consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, and China Social Benefits, each maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability; and (B) the term “China Social Benefits” means social insurances (including pension insurance, medical insurance, work related insurance, unemployment insurance and maternity insurance) regulated under the Social Security Law of the PRC, and housing provident fund regulated under the Regulations on the Housing Provident Fund.

5.24 Withholding. Except as disclosed on Schedule 5.24, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the financial statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

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5.25 Real Property.

(a) Except as set forth on Schedule 5.25, the Company Group does not own any Real Property. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has good, valid and subsisting title to its respective owned Real Property described on Schedule 5.25, free and clear of all Liens (except for the Permitted Liens).

(b) Schedule 5.25(b) contains a complete and accurate list of all premises currently leased or subleased by the Company Group for the operation of its business, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto, as well as the current annual rent and term under each Lease. With respect to each Lease and to the Company Group’s knowledge: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid unless the non-payment are due to circumstances beyond the Company Group’s control; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties other than as would, individually or in the aggregate, would cost the Company Group less than $300,000 on an annual basis to repair or otherwise remediate for any single Real Property.

5.26 Tax Matters.

(a) To the knowledge of the Company Group, the Company Group has duly and timely filed all material Tax Returns required by applicable Law to be filed by the Company Group; all material Taxes (whether or not shown on any Tax Returns) due and owing by the Company Group have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established; and all such Tax Returns were true, complete and correct in all respects.

(b) There is no Proceeding, audit or claim now in progress against the Company Group in respect of any material amount of Tax, nor has any Proceeding for any additional material Tax been asserted in writing by any Tax authority that has not been resolved or settled in full.

(c) No written claim has been made in the past two (2) years by any Tax authority in a jurisdiction where the Company Group has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(d) The Company Group is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the ordinary course and not relating primarily to Taxes).

(e) The Company Group has withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f) The Company Group has not granted any waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of the Company Group that will remain outstanding as of the Closing Date.

(g) The Company Group has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any assets of the Company Group other than Permitted Liens.

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(i) The Company Group has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise or similar agreement with any Tax authority in respect of which the Company Group could have any material Tax Liability after the Closing. The Company Group has not made any request for a ruling in respect of material Taxes that is currently pending between the Company Group and any Tax authority.

(j) No member of the Company Group is or has ever been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code. The Company Group (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or other comparable group for state, local or foreign Tax purposes or (ii) has no Liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course and not relating primarily to Taxes), or otherwise by Law.

(k) The Company Group has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) The Company Group will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of (i) any use of an improper or change in method of accounting for any Tax period on or before the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or before the Closing, (iii) any installment sale or open transaction disposition made on or before the Closing, (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law) arising on or before the Closing; (v) prepaid amount received or deferred revenue accrued and prior to the Closing outside the ordinary course, (vi) an election under Section 108(i) of the Code made on or before the Closing, (vii) any member of the Company Group that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing, (viii) “global intangible low-taxed income” of the Company Group within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing or (ix) election made pursuant to Section 965(h) of the Code.

(m) The Company Group has been in compliance in all material respects with all applicable transfer pricing laws and legal requirements.

(n)  No member of the Company Group has taken, or agreed to take, any action not contemplated by this Agreement and/or any Additional Agreement that could reasonably be expected to prevent the transactions from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to prevent the transactions from qualifying for the Intended Tax Treatment.

5.27 Environmental Laws.

(a) Except as set forth on Schedule 5.27, the Company Group has not; (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Company Group has delivered to the Purchaser Parties all material records in its possession concerning the Hazardous Materials Activities of the Company Group (if any) and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group (if any).

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(c) Except as set forth on Schedule 5.27(c) and to the knowledge of the Company Group, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

(d) The Company Group is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws and no Action is pending or, to the Company’s Knowledge threatened to revoke, modify in any material respect, or terminate any such Permit. The Company Group is not the subject of any outstanding Order or Contract with any governmental Authority in respect of any Environmental Laws that would reasonably be expected to give rise to any material Liability. No Action is pending, or to the Company’s Knowledge, threatened against any the Company Group or any of their assets alleging that the Company Group may be in material violation of any Environmental Law or have any material Liability under any Environmental Law. To the Knowledge of the Company, there is no investigation by any governmental Authority of the business, operations, or currently owned, operated, or leased property of the Company Group pending or threatened in writing that could reasonably be expected to result in the Company Group incurring material Liabilities under Environmental Laws.

5.28 Finders’ Fees. Except as set forth on Schedule 5.28, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Parent, Purchaser or any of its Affiliates (including the Company Group following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.29 Directors and Officers. Schedule 5.29 sets forth a true, correct and complete list of all directors and officers of the Company.

5.30 Other Information. Neither this Agreement nor any of the documents or other information made available to the Purchaser Parties or their Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business, the Company share capital, the Company Group’s assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. The Company Group has provided the Purchaser Parties with all material information regarding the Business requested by the Purchaser Parties in writing.

5.31 Money Laundering Laws; OFAC.

(a) The operations of the Company Group are and have been conducted at all times in compliance with applicable money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.

(b) Since its formation no member of the Company Group, nor, to the Knowledge of the Company any of their respective representatives acting on their behalf have (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or other foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Since its formation no member of the Company Group, nor, to the Knowledge of the Company, any of their respective representatives acting on their behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any member of the Company Group or assist any of them in connection with any actual or proposed transaction.

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(c) No member of the Company Group or, to the Knowledge of the Company, any of their respective directors, officers acting on behalf of the Company Group, is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable governmental Authority; (ii) incorporated, organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise Controlled, by a person identified in (i) or (ii); and no member of the Company Group has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, or any other country comprehensively sanctioned by OFAC (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe) or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

5.32 Not an Investment Company. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.33 Powers of Attorney. Except as set forth on Schedule 5.33, no member of the Company Group has any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

5.34 Insurance. Schedule 5.34 lists all insurance policies except social insurance in PRC (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Company Group relating to it or its business, properties, assets, directors, officers and employees, copies of which have been provided to Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Company Group is otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, except as would not be expected to result in a Material Adverse Effect on the Company Group taken as a whole, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. For the past two (2) years, the Company Group has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy. The Company Group has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company Group, taken as a whole.

5.35 Transactions with Related Persons. Except as set forth on Schedule 5.35 or related to the employment relationships and the payment of compensation, benefits and expense reimbursements, no member of the Company Group nor any officer, director, manager, employee of the Company Group, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with a member of the Company Group that exceed $ [100,000], including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company Group), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to or from (other than for services or expenses as directors, officers or employees of the Company Group in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has a position as an officer or director, trustee or partner or in which any Related Person has any direct or indirect ownership interest. Except as set forth on Schedule 5.35, no member of the Company Group has any outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of the Company Group.

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5.36 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V, the Company Group has not made and does not make any representation or warranty, whether express or implied and, except as provided in Article V, the Company Group hereby expressly disclaims any other representation or warranty whatsoever, and any other statement, information, opinion, projection or advice made, communicated or furnished (orally or in writing) to any of the Purchaser Parties, or any of its Affiliates, their respective equityholders, partners, members or representatives. None of the Purchaser Parties may rely on any such other documentation, forecasts, projections or other information as a representation of the Company Group or any of their respective Affiliates or shareholders in determining to enter into this Agreement. Except as expressly set forth in this Agreement, none of the Company Group, their respective Affiliates or shareholders shall have, or be subject to, any liability under this Agreement or the Additional Agreements to the Purchaser Parties or their respective shareholders or Affiliates) resulting from the distribution to, or use by any of them of any such documentation, forecasts, projections or other information furnished or made available to any of them or their respective representatives, including any information, documents or material made available to any of them in any data room, management presentations or in any other form in expectation of the transactions contemplated hereby, except in the case of fraud. All other representations and warranties, whether express or implied, are expressly disclaimed by the Company Group.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as either disclosed in the Parent SEC Documents or as set forth in the disclosure schedules delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

6.1 Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under Cayman Law.. Parent has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. The execution, delivery and performance by the Parent of this Agreement and the Additional Agreements (to which it is a party) and the consummation by the Parent of the transactions contemplated hereby and thereby are within the corporate powers of the Parent and have been duly authorized by all necessary corporate action on the part of Parent to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Stockholder Approval (as defined in Section 10.1(f)). This Agreement has been duly executed and delivered by the Parent and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party) will constitute, a valid and legally binding agreement of the Parent, enforceable against them in accordance with their representative terms, except to the extent that enforceability hereof and thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Parent of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

6.4 Non-Contravention. The execution, delivery and performance by the Parent of this Agreement or any Additional Agreements do not and will not (i) provide that holders of fewer than the number of shares of Parent Ordinary Shares specified in the Parent’s Organizational Documents exercise its redemption rights with respect to such transaction, (ii) contravene or conflict with the organizational or constitutive documents of Purchaser, or (iii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Parent, except, in each case of clauses (i) through (iii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Parent.

6.5 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

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6.6 Capitalization. As of the date of this Agreement, the authorized share capital of the Parent is $50,000 divided into (i) 490,000,000 ordinary shares of a par value of $0.0001 each, of which 7,658,348 Parent Ordinary Shares are issued and outstanding as of the date hereof and (ii) 10,000,000 preference shares of a par value of $ 0.0001 each, of which no preference shares are issued and outstanding as of the date hereof. As of the date hereof, 1,198,169 Parent Ordinary Shares are reserved for issuance with respect to the Parent Rights. No other shares or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.7 Information Supplied. None of the information supplied or to be supplied by any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

6.8 Trust Fund. As of the date of this Agreement, the Parent has not less than $57,500,000 in the trust fund established by the Parent for the benefit of its public stockholders (the “Trust Fund”) in a United States-based account maintained by Continental Stock Transfer & Trust Company, LLC (the “Continental”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) or otherwise in accordance with the terms of the Investment Management Trust Agreement and held in trust by Continental pursuant to the Investment Management Trust Agreement.

6.9 Listing. As of the date hereof, the Parent Units, Parent Ordinary Shares, and Parent Rights are listed on the Nasdaq Capital Market, with trading symbols “UYSCU,” “UYSC,” and “UYSCR.”

6.10 Board Approval. The board of directors of the Parent (the “Parent Board”) (including any required committee or subgroup of such boards), as of the date of this Agreement, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders or shareholders of the Parent, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.11 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since Parent’s formation, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) Parent’s Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.11) filed by Parent with the SEC since Parent’s incorporation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents (collectively, the “Parent Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.

(c) Except as specifically disclosed in Schedule 6.11 to the Parent Disclosure Schedule, reflected or fully reserved against in the Parent Financial Statements, for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, and liabilities and obligations incurred in connection with the transactions contemplated by this Agreement, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.

6.12 Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

6.13 Compliance with Laws. No Purchaser Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and no Purchaser Party has not previously received any subpoenas by any Authority.

6.14 Money Laundering Laws. The operations of the Parent are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Parent with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent, threatened.

6.15 OFAC. Neither the Parent, nor any director or officer of the Parent (nor, to the knowledge of the Parent, any agent, employee, affiliate or Person acting on behalf of the Parent) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Parent have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, or Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

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6.16 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.17 Tax Matters.

(a) Parent has duly and timely filed all material Tax Returns required by applicable Law to be filed by Parent, all material Taxes (whether or not shown on any Tax Returns) due and owing by Parent have been paid other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, and all such Tax Returns were true, complete and correct in all respects.

(b) There is no Proceeding, audit or claim now in progress or, to the Parent’s Knowledge, threatened against Parent in respect of any material amount of Tax, nor has any Proceeding for any additional material Tax been asserted in writing by any Tax authority that has not been resolved or settled in full.

(c) No written claim has been made in the past five (5) years by any Tax authority in a jurisdiction where Parent has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(d) Parent is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the ordinary course and not relating primarily to Taxes).

(e) Parent has withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f) There is no outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns (other than extensions requested in the ordinary course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of Parent that will remain outstanding as of the Closing Date.

(g) Parent has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any assets of Parent other than Permitted Liens.

(i) Parent has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any similar agreement with any Tax authority in respect of which Parent could have any material Tax Liability after the Closing. Parent does not have any request for a ruling in respect of material Taxes currently pending between Parent and any Tax authority.

(j) Parent (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other comparable group for state, local or foreign Tax purposes and (ii) has no Liability for the Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course and not relating primarily to Taxes), or otherwise by Law.

(k) Parent has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of (i) any use of an improper or change in method of accounting for any Tax period that occurred on or before Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or before Closing, (iii) any installment sale or open transaction disposition made on or before the Closing, (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law), (v) prepaid amount received or deferred revenue accrued on or before the Closing outside the ordinary course, (vi) an election under Section 108(i) of the Code made on or before the Closing, (vii) the Parent being treated as a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) and having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing, (viii) “global intangible low-taxed income” of the Parent within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing or (ix) election made pursuant to Section 965(h) of the Code.

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(m) To its Knowledge, Parent has been in compliance in all material respects with all applicable transfer pricing laws and legal requirements.

(o) Parent is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the SPAC Merger or the Acquisition Merger from qualifying for the SPAC Intended Tax Treatment or the Company Intended Tax Treatment, as the applicable.

6.18 Finders’ Fees. Except as set forth in the Parent SEC Documents or Section 6.18 of the Parent Disclosure Schedules, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser Parties or any of the Parent’s Affiliates who might be entitled to any fee or commission from the Company Group or any of the Company’s Affiliates upon consummation of the transactions contemplated by this Agreement.

6.19 Business Activities; Contracts and Liabilities.

(a) Since its incorporation, Parent has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of its covenants or agreements in this Agreement or any Additional Agreements or the consummation of the Transactions or (iii) those that are administrative, ministerial or otherwise immaterial in nature.

(b) Except as set forth on Section 6.19(c) of the Parent Disclosure Schedules, as of the date of this Agreement, Parent has no Indebtedness.

6.20 Affiliate Transactions. Parent has made available to the Company true and complete copies of, all Contracts between (a) Parent, on the one hand, and (b) any Parent Related Party, on the other hand, other than (x) Contracts entered into after the date of this Agreement that are either permitted or entered into in accordance with this Agreement or (y) Contracts disclosed in the Parent SEC Documents. Except as disclosed in the Parent SEC Documents, no Parent Related Party (A) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Parent or (B) owes any material amount to, or is owed any material amount by, directly or indirectly, any Subsidiary of Parent. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 6.20 are referred to herein as “Parent Related Party Transactions.” “Parent Related Party” shall mean any Affiliate of either Parent or the Sponsor, or any of their respective current employees or current directors, officers, general partners (including the Sponsor), managers, controlling persons or any immediate family members or Affiliate of any of the foregoing Persons.

6.21 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VI, neither the Parent nor any Parent Party has made and does not make any representation or warranty, whether express or implied and, except as provided in Article VI, Parent hereby expressly disclaims any other representation or warranty whatsoever, and any other statement, information, opinion, projection or advice made, communicated or furnished (orally or in writing) to any of the Company Group, the Principal Shareholders or the Principal Shareholders’ Representative, with respect to Parent or any of its Affiliates, their respective equityholders, partners, members or representatives. None of the Company Group nor any of the Principal Shareholders or the Principal Shareholders’ Representative may rely on any such other documentation, forecasts, projections or other information as a representation of the Parent, Purchaser or Merger Sub or any of their respective Affiliates or shareholders in determining to enter into this Agreement. Except as expressly set forth in this Agreement, none of the Parent, Purchaser or Merger Sub, their respective Affiliates or shareholders shall have, or be subject to, any liability under this Agreement or the Additional Agreements to the Company Group or their respective shareholders or Affiliates (including the Principal Shareholders’ Representative) resulting from the distribution to, or use by any of them of any such documentation, forecasts, projections or other information furnished or made available to any of them or their respective representatives, including any information, documents or material made available to any of them in any data room, management presentations or in any other form in expectation of the transactions contemplated hereby, except in the case of fraud. All other representations and warranties, whether express or implied, are expressly disclaimed by the Parent, Purchaser and Merger Sub.

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ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND

THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct their respective business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, shall not enter into any material transactions without the prior written consent of the Parent, shall comply with all Laws applicable to the Company Group and its business, and shall use its best efforts to preserve intact its business, including maintaining its business relationships with employees, clients, suppliers and other third parties and preserving the possession, control and condition of its material assets. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), unless such action is required or permitted by the terms of this Agreement or any Additional Agreement, the Company Group shall not:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $500,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $500,000 out of ordinary course of business consistent with past practice (individually or in the aggregate), other than in relation to the technology development of the Company Group;

(iv) make any capital expenditures in excess of $500,000 (individually or in the aggregate), other than in relation to the technology development of the Company Group;

(v) sell, lease, encumber, license, transfer or otherwise dispose of or fail to preserve any of the Company Group’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $500,000;

(vi) accept returns of products sold from Inventory, consistent with past practice;

(vii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof, or pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate);

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(viii) suffer or incur any Lien on the Company Group’s assets or incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

(ix) suffer any damage, destruction or loss of property related to any of the Company Group’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $ 500,000;

(x) merge or consolidate with or acquire any other Person or be acquired by any other Person other than pursuant to the SPAC Merger;

(xi) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets;

(xii) change the principal place of business or jurisdiction of organization other than pursuant to the Acquisition Merger;

(xiii) extend any loans to any third party other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $100,000;

(xiv) issue, grant, sell, pledge, redeem or repurchase any capital stock or share, membership interests or other securities, or any securities exchangeable for or convertible into any share or any shares of its capital stock or other equity interests;

(xv) make or change any material Tax election or change any annual Tax accounting periods or settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS or GAAP;

(xvi) increase the wages, salaries or compensation of its executives other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any executives, or materially increase other benefits of executives generally, or enter into, establish, materially amend or terminate any benefit plan with, for or in respect of any current officer, manager, director, in each case other than as required by applicable Law, pursuant to the terms of any benefit plans or in the ordinary course of business consistent with past practice;

(xvii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xviii) establish any Subsidiary unrelated to the Company’s current business or enter into any new line of business which is not material to the Company’s current business;

(xix) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xx) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company Group) not in excess of $250,000 (individually or $500,000 in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Group’s financial statements;

(xxi) close or materially reduce its activities, at any of its facilities or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

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(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any Authority or other Person (if required) to be obtained in connection with this Agreement or take, agree to take, or fail to take, any material action that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Company Intended Tax Treatment; or

(xxiii) undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the Parent and the Purchaser after the SPAC Merger Effective Time shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the Company’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the Purchaser Parties other than in connection with any determination by the Parent to extend the period of time within which it has to complete a business combination or reduce required payments in connection with such an extension.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations or discussions with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

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7.2 Access to Information. From the date hereof until and including the Closing Date or any earlier termination of this Agreement, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4 SEC Filings.

(a) The Company Group acknowledges that:

(i) the Parent’s stockholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its stockholders requiring Parent to prepare and file with the SEC a Proxy Statement and Registration Statement (as defined in Section 9.5);

(ii) the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

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(b) In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.

(c) Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(d) The parties agree that, during the period commencing on the date of this Agreement and until the Closing or the earlier termination of this Agreement, no public release, filing or announcement concerning this Agreement or the Additional Agreements or the transactions contemplated hereby or thereby shall be issued by any party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Parent and the Company, unless such disclosure is otherwise required by applicable Law or the rules or regulations of Nasdaq, in which case the applicable party shall use reasonable best efforts to allow the other parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance. As promptly as practicable after the execution of this Agreement (but in any event prior to 4:00 p.m. Eastern Time on the first Business Day following the execution of this Agreement)), the parties shall mutually agree upon and issue a press release announcing the execution of this Agreement (the “Signing Press Release”) and thereafter Parent shall file a current report on Form 8-K (the “Signing Filing”) within four (4) Business Days following the date of execution of this Agreement with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have approved prior to filing. The parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing.

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7.5 Financial Information. Before the initial filing of a Registration Statement on Form F-4 or S-4 concerning the transactions contemplated by this Agreement, the Company will deliver to the Purchaser Parties (i) audited consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2024 and 2025, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates, the audited statement of changes in shareholder equity for such periods, and including the notes thereto and the report on the Company’s independent registered public account firm, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Audited Financial Statements”) and (ii) reviewed financial statements of the Company for the such interim fiscal quarter(s) as may be necessary pursuant to the requirements of the Registration Statement, prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Interim U.S. GAAP Financial Statements”). The Audited Financial Statements, when delivered pursuant to this Section 7.5, shall be true and correct in all material respects and shall be (i) prepared based upon the Books and Records of the Company Group as of the times and for the periods referred to therein, (ii) prepared on an accrual basis in accordance with GAAP, consistently applied throughout and among the periods involved, (iii) fairly present in all material respects the consolidated financial position of the Company Group as of the respective dates thereof and the consolidated results of the operations and cash flows of the Company Group for the periods indicated, except as otherwise noted therein and subject to recurring adjustments normally made at year-end, (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended; (v) will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (vi) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, as applicable). The Interim U.S. GAAP Financials (i) shall be prepared from the Books and Records of the Company; (ii) shall be prepared on an accrual basis in accordance with U.S. GAAP; (iii) shall contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; (iv) shall contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended; (v) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, as applicable); and (vi) will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

7.6 Trust Account. The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and be paid in sequence of (i) all amounts payable to Parent shareholders holding Parent Ordinary Shares who shall have validly redeemed their shares of Parent Ordinary Shares upon acceptance by the Parent of the Parent Ordinary Shares, (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount, if any, to the underwriter in the IPO, (iv) any amounts payable in accordance with any promissory notes issued prior to the Closing, and (v) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties or the Company Group, as the case may be, in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

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(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”). that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if a substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.

(c) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.

7.8 SPAC Extensions. Notwithstanding anything to the contrary in this Article VII or in Article IX, nothing in this Agreement shall prohibit or restrict Parent from (i) extending one or more times, in accordance with the Parent Organizational Documents and IPO Prospectus, or by amendment to the Parent Organizational Document, the deadline by which it must complete its initial business combination (each, an “Extension”) and (ii) incurring, creating, or assuming any Liability, or otherwise become liable for any Indebtedness, Liability (directly, contingently or otherwise), fees or expenses in connection with extending the deadline for completing its initial business combination, including by making the deposits to the Trust Account consistent with the Parent Organizational Documents and IPO Prospectus. No consent of, or notice to, of any other Person or party shall be required in connection with the foregoing.

ARTICLE VIII
COVENANTS OF THE COMPANY GROUP

The Company Group agrees that:

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company Group shall duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all material Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

8.2 Reasonable Best Efforts to Obtain Consents.

(a) The Company Group shall use its reasonable best efforts to obtain each third party consent as promptly as practicable hereafter.

(b) The Company Group shall use its reasonable best efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 8.2(b). The Company shall keep Purchaser Parties apprised of its efforts undertaken by reason of this Section 8.2(b) and the results of such efforts including by giving Purchaser Parties copies of consents obtained and notices provided.

8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, the Company Group shall deliver to Purchaser Parties, for such six-month period, audited or unaudited consolidated financial statements of the Company Group reviewed by the Company’s auditor. If the six-month period falls on the fiscal year end, the applicable deadline to deliver the audit financials shall be 90 days. If it falls within an interim period, the deadline shall be 45 days. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

8.4 Key Employees of the Company. Schedule 8.4 lists those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group non-disclosure, non-solicitation and non-compete agreements (the “Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements”).

8.5 CSRC filings. The Company Group shall use its reasonable best efforts to complete the CSRC filings referenced in Section 10.1(h).

8.6 SAFE Registration. Each of the Company Group shall use its reasonable best efforts to assist in the preparation of any required applications to SAFE by holders of Purchaser Securities who are PRC residents for the registration of their respective holdings (whether direct or indirect) of Purchaser Ordinary Shares in accordance with the requirements of applicable SAFE Rules and Regulations and provide such holders of Purchaser Securities with such information relating to the Company Group as is required for any such applications. A wholly foreign-owned enterprise shall be incorporated in the PRC as a subsidiary of the HK Subsidiary (“WFOE”).

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8.7 Company Shareholder Approval. The Company shall take all action necessary to obtain the Requisite Company Vote as promptly as reasonably practicable (but in no event later than five (5) Business Days after the effectiveness of the Registration Statement), including convening an extraordinary general meeting of its shareholders or obtaining written consent from all of its shareholders. The board of directors of the Company has recommended that the shareholders of the Company vote in favor of the matters constituting the Requisite Company Vote or execute and deliver the written consent approving such matters. Neither the board of directors of the Company nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the recommendation of the Company’s board of directors.

8.8 Anti-Takeover Matters. The Company shall not adopt any shareholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any member of the Company Group would be or become subject, party or otherwise bound.

8.9 No Trading. The Company Group acknowledges and agrees that it is aware, and that each Person within the Company Group has been made aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each Person within the Company Group hereby agrees that, while it is in possession of any material nonpublic information of Parent, it shall not purchase or sell any securities of Parent, communicate such information to any third party, take any other action with respect to any securities of Parent, in each case in violation of the U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company, or cause or encourage any third party to do any of the foregoing.

ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Authorities) and to comply as promptly as practicable with all requirements of Authorities applicable to the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2 Tax Matters.

(a) The Company Group shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of the Company Group required to be filed by the Company Group after the Closing Date for taxable periods ending on or before the Closing Date. Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of Parent and all material Tax Returns of the Company Group for taxable periods including the Closing Date but ending after the Closing Date. Any such Tax Returns shall be true, correct and complete in all material respects, and shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Principal Shareholders’ Representative with reasonable time prior to filing for his review and comment.

(b) Following the Closing, the Company Group may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns shall be borne by the Company Group.

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(c) Parent and Purchaser shall use their reasonable best efforts to cause the SPAC Merger and the Acquisition Merger to qualify for the Company Intended Tax Treatment, and none of Parent, Purchaser, and their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede such treatment.

(d) Each of Parent, Purchaser, the Company, and their respective Affiliates shall file all Tax Returns consistent with the SPAC Intended Tax Treatment and the Company Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Acquisition Merger), and shall take no position inconsistent with such treatment (whether in audits, Tax Returns or otherwise), unless otherwise required by a Taxing Authority in connection with an audit.

(e) Notwithstanding anything to the contrary contained herein, all Transfer Taxes shall be paid by Parent. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

9.3 Compliance with SPAC Agreements. The Company Group and Purchaser Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of March 31, 2025, by and among Parent and the investors named therein.

9.4 [RESERVED].

9.5 Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Ordinary Shares to be issued in the SPAC Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s organizational documents and the IPO Prospectus to have their shares of Parent Ordinary Shares redeemed in conjunction with the shareholders vote on the Parent Stockholder Approval Matters as defined below. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the SPAC Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents and the rules and regulations of the SEC and Nasdaq, and (ii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the SPAC Merger, the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) and (ii), collectively, the “Parent Stockholder Approval Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Stockholder Approval (as defined in Section 10.1(f)), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting. In connection with the Registration Statement, Parent, Purchaser and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s organizational documents, Cayman Law and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

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(b) Each party shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(c) Each party will advise the other, promptly after they receive notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC with respect to the Proxy Statement. The parties each shall use their reasonable best efforts to (i) cause the Proxy Statement and Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable, (iv) to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby, and (v) to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Parent Special Meeting.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the Cayman Law for a date no later than forty-five (45) days following the effectiveness of the Registration Statement for the purpose of voting on the Parent Stockholder Approval Matters and obtaining the Required Parent Shareholder Approval (as defined below) (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the Parent Stockholder Approval Matters), providing Parent Stockholders with the opportunity to elect to redeem their Parent Ordinary Shares in accordance with the Parent Organizational Documents and such other matters as may be mutually agreed by Parent and the Company.

9.6 Confidentiality.

Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

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9.7 Securityholder Litigation. The parties shall promptly advise each other in writing of any Action commenced (or to the Knowledge of such party, as may be applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors by any shareholder of either the Company or Parent, as the case may be, relating to this Agreement or any of the transactions contemplated hereby (any such Action, “Securityholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Securityholder Litigation. Each of the parties shall reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Securityholder Litigation. The Company and Parent shall give one another the opportunity to participate in the defense or settlement of any such Securityholder Litigation brought against the Company or Parent, any of their Subsidiaries or any of their directors, and no such settlement shall be agreed to without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

9.8 Retention of Proxy Solicitation Agent. Parent shall use its reasonable efforts to retain a proxy solicitation agent mutually acceptable to the parties, within ten (10) Business Days of execution of this Agreement to assist the parties with preparing the Proxy Statement and soliciting Parent’s shareholders to obtain the affirmative vote of Parent’s shareholders in favor of the Parent Shareholder Matters.

9.9 Government Entity Inquiries and Investigations. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall give counsel for the Company and Purchaser, a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Transaction Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any the Company, or the Purchaser in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any member of the Company Group, or the Purchaser the opportunity to attend and participate in such meeting or discussion.

9.10 Registration Rights of the Initial Shareholders. At the Closing Date, the Parent enter into a form of assignment or consent with the Purchaser, whereby the Purchaser shall adopt, by via of an assignment, the Registration Rights Agreement, dated March 31, 2025, by and among the Parent and certain investors thereto (“RRA”), reflecting the terms and conditions set forth therein (the “RRA Assignment Agreement”).

ARTICLE X
CONDITIONS TO CLOSING

10.1 Conditions to the Obligations of Each Party to Effect the Merger. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing whether temporary, preliminary or permanent, which is then in effect or is pending or threatened.

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(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The SPAC Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) Each of the Additional Agreements shall have been entered into by all the parties named therein and the same shall be in full force and effect.

(f) The Parent Stockholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Stockholder Approval”).

(g) This Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the Cayman Law and the Company’s memorandum and articles of association.

(h) The Company Group shall have obtained all approvals necessary from the China Securities Regulatory Commission (the “CSRC”) in connection with the transactions as contemplated under this Agreement, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023 (the “Measures”) and came into effect on March 31, 2023, and none of the Company Group has received any notification from any Authorities of the PRC, including the CSRC, that any of the Company Group or other Person are obligated to make any filings or obtain approvals regarding the transactions contemplated under this Agreement pursuant to the Measures and the other PRC Laws, rules and regulations other than the Governmental Approvals that the Company Group have already obtained from the CSRC (the “CSRC Filings”).

(i) Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

(j) The relevant parties and other Persons have executed the RRA Assignment Agreement relating to the initial Registration Rights Agreement dated March 31, 2025 entered into by the Parent in connection with the Parent IPO, in such form as shall be mutually acceptable to the Company and Parent.

(k) To the extent applicable to the consummation of the Transactions contemplated by this Agreement, any waiting period (and any extension thereof) under such applicable Antitrust Laws shall have expired or been terminated.

10.2 Additional Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

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(b) All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents as set forth on Schedule 5.10 have been obtained, and no such consent shall have been revoked.

(e) The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company dated of the Closing Date to the effect certifying the conditions set forth in clauses (a) through (d) of this Section 10.2 have been fulfilled.

(f) The Purchaser Parties shall have received a certificate from the secretary of the Company (or another executive officer) certifying as to the validity and effectiveness of, an attaching, (i) a filed copy of the memorandum and articles of association of the Company as in effect as of the Closing Date, (ii) a copy of the certificate of incorporation of the Company, (iii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement and the transactions contemplated hereby, (iv) certified register of members as in effect as of the Closing Date, (v) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated, and (vi) the incumbency of the its officers authorized to execute this Agreement or any Additional Agreement to which it is or is required to be a party.

(g) The Purchaser Parties shall have received copies of all Governmental Approvals, in form and substance reasonably satisfactory to the Purchaser Parties, and no such Governmental Approval shall have been revoked.

(h) The Purchaser Parties shall have received duly executed opinions from the Company’s PRC counsel and Cayman Islands counsel, in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.

(i) The Purchaser Parties shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.

(j) The Purchaser Parties shall have received a copy of each of the Additional Agreements duly executed by all parties thereto, other than Purchaser or the Company, provided that the non-execution of the Lock-up Agreement by Shareholders who are not the Key Personnel nor Controlled by the Key Personnel collectively holding no more than five percent (5%) of share capital in the Company (on a fully-diluted basis) immediately prior to the Closing shall not affect the Closing or occurrence of the Closing.

(k) The Parent shall have completed and be satisfied, in its sole discretion, with the results of its due diligence investigation of the Company Group, including legal, operational, and other relevant areas.

(l) The Key Personnel shall have executed the Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements and the same shall be in full force and effect.

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10.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in Article VI of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Parent to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) From the date hereof until the Closing, the Parent shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Parent.

(f) The director designated by the Company shall have been appointed to the board of directors of the Purchaser, effective as of the Closing.

(g) The Purchaser Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

ARTICLE XI

[RESERVED]

ARTICLE XII
[RESERVED]

ARTICLE XIII
TERMINATION

13.1 Termination Without Default.

(a) Either party may terminate this Agreement without penalty upon written notice to the other party in case of any of the following: (i) failure to obtain required regulatory approvals despite using commercially reasonable efforts; (ii) the mutual written agreement of the parties; or (iii) by Parent or the Company by written notice to the opposing party, as applicable, if the Closing has not occurred on or prior to the Outside Date and the party seeking to terminate this Agreement pursuant to this Section 13.1(a)(iii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or prior to the Outside Date.

(b) In the event a governmental Authority shall have issued an Order or enacted a Law having the effect of permanently restraining, enjoining or otherwise prohibiting either the SPAC Merger or the Acquisition Merger, which Order or Law is final and non-appealable, a Purchaser Party or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(b) shall not be available to the Company or a Purchaser Party if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental Authority.

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(c) In the event of the termination of this Agreement pursuant to Section 13.1, all obligations of the parties hereunder, except for any obligations hereunder that expressly survive the termination of this Agreement, shall terminate without any liability of any party to any other party; provided, further, that no termination shall relieve a party from any liability arising from or relating to any knowing or intentional breach of a representation, a warranty or a covenant by such party prior to termination.

13.2 Termination Upon Default.

(a) The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement, the Plan of Acquisition Merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of the Company and such breach shall not be cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach.

(b) The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company Group may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party(s) of a notice describing in reasonable detail the nature of such breach.

(c) If either party causes a delay in the business combination process after the signing of this Agreement that exceeds six (6) months, the other party shall have the right to terminate this Agreement. For the avoidance of doubt, any delay resulting from regulatory, policy, or governmental approvals or filings, including but not limited to approvals or filings with the SEC or the CSRC, in connection with the transactions contemplated herein, shall not be deemed attributable to either party. However, this exclusion shall not apply to delays caused by a party’s failure to submit any necessary or required documents to the relevant regulatory or governmental authorities in a timely and complete manner.

13.3 Survival. The provisions of Article XII through Article XIV shall survive any termination hereof.

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company, Xinghui Technology, or the XH Principal Shareholders (following the Closing), to:

Xinghui Automotive Technology (Hainan) Co., Ltd

Rooms R502-310, 5th Floor, Building 8812, Walker Park,

Hainan Ecological Software Park,

High-tech Industrial Demonstration Zone,

Laocheng Town, Chengmai County, Hainan Province
Attn: Wenfang Song
Email: 369523059@qq.com

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with a copy to (which shall not constitute notice):

Torres & Zheng at Law, P.C.
Attn: Nick L. Torres, Esq.
31 Hudson Yards, Floor 11

New York, NY 10001

ntorres@torresbusinesslaw.com

Tel: (917) 277-3479

if to Wenfang Song as the Principal Shareholders’ Representative:

c/o Xinghui Automotive Technology (Hainan) Co., Ltd

Rooms R502-310, 5th Floor, Building 8812, Walker Park,

Hainan Ecological Software Park,

High-tech Industrial Demonstration Zone,

Laocheng Town, Chengmai County, Hainan Province

Attn: Wenfang Song

if to any Parent, Purchaser, and Merger Sub:

UY Scuti Acquisition Corp.
39 E. Broadway, Suite 603
New York, NY 10002

Attn: Shaokang Lu
E-mail: kenlu@uysacquisition.com

with a copy to (which shall not constitute notice):

Becker & Poliakoff, P.A.

45 Broadway 17th floor

New York, NY 10006

Attention: Bill Huo, Esq.

Email: bhuo@beckerlawyers.com

14.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties, (prior to the SPAC Merger Effective Time), the Company, the Principal Shareholders’ Representative and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

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(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

14.5 Transaction Costs. Each party shall bear its own Transaction Costs and expenses, other than those payable at Closing from the Trust Account, in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein.

14.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement. This Agreement shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the parties.

14.7 Governing Law; Jurisdiction.

(a) Except as provided in Section 14.7(b) and Section 14.7(c), this Agreement and all Actions that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by, construed and enforced in accordance with the laws of the State of New York, without giving effect to the conflict of laws principles thereof and all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal or state court located in the City of New York, in the State of New York (collectively, the “Specified Courts”). Except as provided in Section 14.7(b) and Section 14.7(c), each party hereto hereby (i) submits to the exclusive personal and subject matter jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject to the personal or subject matter jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 14.1. Nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by Law.

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(b) The following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of Cayman Islands, in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the SPAC Merger, the vesting of the undertaking, property and liabilities of each of Parent and Purchaser in the SPAC Surviving Corporation, the cancellation and/or conversion of the Parent Ordinary Shares into shares of the SPAC Surviving Corporation, the fiduciary or other duties of the directors of Parent and the directors of Purchaser, the general rights of the respective shareholders of Parent and Purchaser and the internal corporate affairs of the Parent and Purchasers; and

(c) The following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Acquisition Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Acquisition Surviving Corporation, the cancellation of the Company Shares, the fiduciary or other duties of the directors of the Company and the directors of Merger Sub, the general rights of the respective shareholders of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(d)  THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT. NO PARTY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE OF ANY PROVISION OR THIS AGREEMENT OR ANY OTHER EQUITABLE OR INJUNCTIVE RELIEF HEREUNDER.

(e) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

14.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

14.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

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(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.12 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that (i) the D&O Indemnified Persons and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce Section 7.7.

14.14 Waiver. Reference is made to the final IPO prospectus of the Parent, dated March 31, 2025 (the “Prospectus”). The Company Group and the Principal Shareholders’ Representative have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company and the Principal Shareholders each hereby agree, on behalf of themselves and their respective Affiliates, that, until the Closing, (i) he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and (ii) he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Parent and regardless of whether such claims arise based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). To the extent the Company Group and the Principal Shareholders’ Representative or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, monetary relief against Parent, each of the Company Group and the Principal Shareholders’ Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such party or any of its Affiliates (or any Person claiming on any of their behaves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. This Section shall survive termination of this Agreement for any reason.

[The remainder of this page intentionally left blank; signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

UY SCUTI ACQUISITION CORPORATION

By:	/s/ Jialuan Ma
	Name:	Jialuan Ma
	Title:	Chief Executive Officer

[Signature Pages to the Agreement and Plan of Merger]

Table of Contents	Execution Version

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

ISDERA GROUP LIMITED

By:	/s/ Wenfang Song
	Name:	Wenfang Song
	Title:	Authorized Signatory

Principal Shareholder Representative:

WENFANG SONG

By:	/s/ Wenfang Song

Principal Shareholder:

SONGZE SHARES LTD.

By:	/s/ Wenfang Song
Name:	Wenfang Song
Title:	Authorized Representative

[Signature Pages to the Agreement and Plan of Merger]

Table of Contents	Execution Version

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholder:

WENYUAN HOLDINGS LTD.

By:	/s/ Jianxun Kou
	Name:	Jianxun Kou
	Title:	Authorized Signatory

[Signature Pages to the Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholder:

SHUYAN HOLDINGS LTD.

By:	/s/ Shuyan Wang
	Name:	Shuyan Wang
	Title:	Authorized Signatory

[Signature Pages to the Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Xinghui Technology:

XINGHUI AUTOMOTIVE TECHNOLOGY (HAINAN) CO., LTD

By:	/s/ Wenfang Song
	Name:	Wenfang Song
	Title:	Authorized Signatory

[Signature Pages to the Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

XH Principal Shareholder:

Jianxun Kou

By:	/s/ Jianxun Kou

[Signature Pages to the Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

XH Principal Shareholder:

Shuyan Wang

By:	/s/ Shuyan Wang

[Signature Pages to the Agreement and Plan of Merger]

Table of Contents	Execution Version

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

XH Principal Shareholder:

Wenfang Song

By:	/s/ Wenfang Song

[Signature Pages to the Agreement and Plan of Merger]

Annex A-2

[ANNEX A-2 – FIRST AMENDMENT]

Execution Copy

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (the “Amendment”) is made and entered into as of September 22, 2026 by and among UY Scuti Acquisition Corp., a company incorporated in the Cayman Islands as an exempted company (the “Parent”), Isdera Inc, a company incorporated in the Cayman Islands as an exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), Isdera Technology Limited, a company incorporated in the Cayman Islands as an exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), Isdera Group Limited, a company incorporated in the Cayman Islands as an exempted company (the “Company”), Songze Shares Ltd., a BVI business company incorporated under the laws of the British Virgin Islands, Wenyuan Holdings Ltd., a BVI business company incorporated under the laws of the British Virgin Islands, and Shuyan Holdings Ltd., a BVI business company incorporated under the laws of the British Virgin Islands (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), and Wenfang Song, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholders (the “Principal Shareholders’ Representative”).

A.  On July 18, 2025, the following parties entered into the Agreement and Plan of Merger (the “Merger Agreement”): the Company, Xinghui Automotive Technology (Hainan) Co., Ltd (星晖汽车科技（海南）有限公司), a company formed under the laws of the People’s Republic of China, Jianxun Kou, Shuyan Wang, and Wenfang Song (individuals, solely in their capacity as the shareholder representatives of Xinghui Technology), the Principal Shareholders, the Principal Shareholders’ Representative, and Parent.

B.  Concurrently with the execution and delivery of this Amendment, Purchaser and Merger Sub have executed and delivered a Joinder Agreement, dated as of the date hereof, pursuant to which each of Purchaser and Merger Sub has become a party to, and agreed to be bound by, the Merger Agreement.

C.  Section 14.2 of the Merger Agreement provides that the Merger Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties, the Company, the Principal Shareholders’ Representative and the Principal Shareholders.

D.  Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Merger Agreement.

E.  The parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the parties hereto, each intending to be bound hereby, agree as follows:

A-2-1

1. Amendments.

(a)  The definition of “Company Net Value” set forth in Section 1.10 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Company Net Value” means an amount equal to $920,000,000.

(b)  The definition of “Purchaser Rights” set forth in Section 1.49 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Purchaser Rights” means the rights of Purchaser, each such right convertible into one-fifth of one Purchaser Class A Ordinary Share.

(c)  The Shareholders Allocation Schedule as specified on Schedule 4.1(a) attached to the Merger Agreement is hereby amended and restated in its entirety and as amended and restated is set forth as Schedule 4.1(a) to this Amendment.

(d)  The Closing Payment Shares Schedule as specified on Schedule 4.2(a) attached to the Merger Agreement is hereby amended and restated in its entirety and as amended and restated is set forth as Schedule 4.2(a) to this Amendment.

(e)  Section 5.5(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

5.5 Capital Structure.

(a) Share Capital. The authorized share capital of the Company is $50,000.00 divided into 100,000,000 ordinary shares of par value $0.0005 each, of which 100,000,000 ordinary shares of a par value of $0.0005 is issued and outstanding as of the date hereof (the “Company Shares”). As of the date of this Agreement, (i) no Company Shares are held as treasury shares, (ii) all of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and, except as set forth in the Company’s Organizational Documents, are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Company Shares are owned legally and of record by the Persons set forth on Schedule 5.5(a). The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. As of the date of this Agreement, no other class in the share capital of the Company is authorized or issued or outstanding.

(f)  Solely for purposes of Section 5.5(a) of the Merger Agreement, Schedule 5.5(a) to the Company Disclosure Letter shall be deemed amended to reflect the capitalization and ownership of the Company Shares set forth in Section 5.5(a), as amended and restated pursuant to Section 1(e) of this Amendment. For the avoidance of doubt, Schedule 5.5(a) is being updated as of the date hereof solely for purposes of Section 5.5(a) of the Merger Agreement, and no other portion of the Company Disclosure Letter is being amended, updated or supplemented as of the date hereof. All other disclosures set forth in the Company Disclosure Letter shall remain as made as of the Signing Date of the Merger Agreement.

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2. Miscellaneous.

2.1.  Effect of Amendment. Except as expressly amended by this Amendment, all of the terms of the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto. The provisions of Article XIV of the Merger Agreement are incorporated in this Amendment by this reference, mutatis mutandis.

2.2.  References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Merger Agreement shall, effective from the date of this Amendment, refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement and references in the Merger Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to July 18, 2025 and references to the date of this Amendment and “as of the date of this Amendment” shall refer to date of this Amendment as set forth at the top of page 1 of this Amendment.

2.3.  Counterparts. This Amendment may be executed and delivered in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

2.4.  Entire Agreement. This Amendment, the Merger Agreement and the Additional Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[Signatures appear on the following pages.]

A-2-3

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

Parent:

UY SCUTI ACQUISITION CORP.

By:	/s/ Qunxue Yin
	Name:	Qunxue Yin
	Title:	Chief Executive Officer

Purchaser:

ISDERA INC

By:	/s/ Qunxue Yin
	Name:	Qunxue Yin
	Title:	Director

Merger Sub:

ISDERA TECHNOLOGY LIMITED

By:	/s/ Qunxue Yin
	Name:	Qunxue Yin
	Title:	Director

Company:

ISDERA GROUP LIMITED

By:	/s/ Wenfang Song
	Name:	Wenfang Song
	Title:	Authorized Signatory

Principal Shareholders:

SONGZE SHARES LTD.

By:	/s/ Wenfang Song
	Name:	Wenfang Song
	Title:	Authorized Signatory

WENYUAN HOLDINGS LTD.

By:	/s/ Jianxun Kou
	Name:	Jianxun Kou
	Title:	Authorized Signatory

SHUYAN HOLDINGS LTD.

By:	/s/ Shuyan Wnag
	Name:	Shuyan Wang
	Title:	Authorized Signatory

Principal Shareholders’ Representative:

By:	/s/ Wenfang Song
	Name:	Wenfang Song

Annex B

[ANNEX B - PUBCO AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION]

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

Isdera Inc

(adopted by a Special Resolution passed on [date] and effective upon the effective date of the merger between the Company and UY Scuti Acquisition Corp.)

1.	The name of the Company is Isdera Inc.

2.	The Registered Office of the Company will be situated at the offices of Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorised share capital of the Company is US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

 ARTICLES OF ASSOCIATION

OF

Isdera Inc

(adopted by a Special Resolution passed on [date] and effective upon the effective date of the merger between the Company and UY Scuti Acquisition Corp.)

TABLE A

The regulations contained or incorporated in Table A in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, whether by blood, marriage or adoption, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended, restated and/or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an ordinary share of par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;
“Class B Ordinary Share”	means an ordinary share of par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means Isdera Inc, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of the Class A Ordinary Shares, or which has otherwise been notified to Shareholders;

“Designated Person”	means Wenfang Song, the founder of the Company.

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by not less than a majority of the vote of the Board;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Memorandum of Association”	a.	means the memorandum of association of the Company, as amended or substituted from time to time;
b.

“Ordinary Resolution”	c.

means a resolution:

(a)    passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority regard shall be had to the number of votes to which each Shareholder is entitled by these Articles); or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

a.

(a)     passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)     approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles and where applicable the Designated Stock Exchange Rules, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Shareholders, cause the Company to:

(a)	issue, allot, or otherwise dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine.

9.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company, series of preferred shares in their absolute discretion and without approval of the Shareholders; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Designated Person or an Affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Designated Person or an Affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) where a sale, transfer, assignment or disposition involves a change to the legal title to Class B Ordinary Shares, it shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register, and where a sale, transfer, assignment or disposition involves a change to the ultimate beneficial ownership or there is otherwise no change to the legal title to Class B Ordinary Shares, it shall be deemed effective at the time of the change, as determined in good faith by the Directors in their sole discretion; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16.	Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.	A Shareholder may only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

20.	Every share certificate of the Company shall bear such legends as may be required under applicable laws, including the Securities Act.

21.	No certificate shall be issued representing shares of more than one class.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Subject to these Articles, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

44.
(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

46.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks appropriate;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorised by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

56.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

59.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

60.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

61.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.
(a)	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

63.
(a)	The Chairman or a majority of the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64.	At least ten (10) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by holders of two-thirds of the Shareholders having a right to attend and vote at the meeting Present or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

65.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

66.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes.

67.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

68.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

69.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

70.	The chairman of any general meeting shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

71.	The chairman of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.	At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

74.	The result of the poll shall be deemed to be the resolution of the meeting.

75.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

76.	Subject to any rights and restrictions for the time being attached to any Share, every Shareholder Present in person or represented by its duly authorised representative or proxy shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which such Shareholder is the holder.

77.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

78.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

79.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

80.	Votes may be given either personally or by proxy.

81.	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

82.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

83.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

84.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

85.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

86.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation, including the right to vote individually.

DIRECTORS

87.
(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the Board.

(e)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

88.	A Director may be removed from office by an Ordinary Resolution (except with regard to the removal of a Director who is the chairman of the board, who may be removed from office by a Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by an Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

89.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

90.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

91.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

92.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

93.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

94.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

95.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

96.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

97.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

98.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

99.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

100.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

101.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

102.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

103.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

104.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

105.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

106.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

107.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

108.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(e)	is prohibited by law from being a director; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

109.	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

110.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

111.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed the presence of two (2) Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

112.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

113.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

114.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

115.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

116.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

117.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

118.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

119.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

120.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

121.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

122.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

123.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

124.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

125.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

126.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

127.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

128.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

129.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

130.	No dividend shall bear interest against the Company.

131.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

132.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

133.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

134.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors, provided that the Shareholders shall receive the annual audited financial statements of the Company.

135.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

136.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

137.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

138.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

139.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

140.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

141.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Shareholders; or

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Shareholders.

SHARE PREMIUM ACCOUNT

142.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

143.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

144.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

145.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

146.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

147.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

148.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

149.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

150.	Subject to the relevant laws, rules and regulations applicable to the Company, no Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders of the Company to communicate to the public.

151.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

152.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. To the extent permissible under applicable laws, the Shareholders waive any claim or right of action that they may have, both individually and on the Company’s behalf, against any Director in relation to any action or failure to take action by such Director in the performance of his or her duties with or for the Company, except in respect of any dishonesty, willful default or fraud of such Director.

153.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

154.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on March 31 in each calendar year and shall begin on April 1 in each calendar year.

NON-RECOGNITION OF TRUSTS

155.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

156.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

157.	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

158.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

159.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

160.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

161.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

162.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

163.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex C

[ANNEX C – PLAN OF MERGER IN RESPECT OF THE SPAC MERGER]

PLAN OF MERGER

Set out below is the written plan of merger pursuant to section 233 of the Companies Act (as revised) of the Cayman Islands (Act) of:

(A)	UY Scuti Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands (Terminating Company); and

(B)	Isdera Inc, an exempted company incorporated in the Cayman Islands with limited liability having its registered office at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (Surviving Company),

together the Constituent Companies.

The directors of each of the above constituent companies (Directors) have agreed that it would be in the best interests of each of the companies to merge pursuant to the following plan of merger (Plan of Merger) and in accordance with the Act:

1	Immediately prior to the merger, the authorised share capital of the Surviving Company comprises US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.0001 each (the Class A Ordinary Shares) and (ii) 100,000,000 class B ordinary shares of a par value of US$0.0001 each (the Class B Ordinary Shares). One Class A Ordinary Share has been issued. No Class B Ordinary Shares of the Surviving Company are issued and outstanding.

2	Immediately prior to the merger, the authorised share capital of the Terminating Company comprises US$50,000.00 divided into 490,000,000 ordinary shares of a par value of US$0.0001 each (the Ordinary Shares) and 10,000,000 preference shares of a par value of US$0.0001 (the Preferred Shares). Immediately prior to the merger, [5,221,060] Ordinary Shares have been issued (the Terminating Company Shares). No Preferred Shares of the Terminating Company are issued and outstanding . [5,990,848] outstanding rights (namely, consisting of 5,750,000 public rights and 250,848 private rights) of the Terminating Company (exchangeable into one-fifth of one share of Class A Ordinary Share of the Terminating Company) (collectively, the “Terminating Company Rights”) are issued by the Terminating Company.

3	The merger shall take effect on (the Effective Time).

4	Before the approval of the Plan of Merger, the largest shareholder of the issued Ordinary Shares of the Terminating Company is UY Scuti Investments Limited of Mandar House , 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands and the largest shareholder of the issued Class A Ordinary Shares of the Surviving Company is Songze Shares Ltd of Mandar House , 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands. Each shareholder of the issued Ordinary Shares of the Terminating Company or each shareholder of the issued Class A Ordinary Shares of the Surviving Company is known as an Ordinary Shareholder.

5	By virtue of Section 233(6) of the Act, the approval of each Constituent Company by way of Special Resolution of the shareholders is required to approve the Plan of Merger.

6	Notwithstanding the provisions of the Articles of Association of each of the Constituent Companies, by virtue of Section 233(6) of the Act, the approval of at least 2/3rds in value of all of the shareholders, voting together as one class and regardless of whether the shares held ordinarily provide voting rights, of each Constituent Company is required to approve the Plan of Merger. The Ordinary Shareholders have elected to adopt unanimous written resolutions of each of the two Constituent Companies in order to approve the Plan of Merger.

7	The Terminating Company Shares will be deemed cancelled as at the Effective Time and the Terminating Company will be deemed merged with the Surviving Company as at the Effective Time, without the need for further formality.

8	By way of consideration for the cancellation of the Terminating Company Shares, as at the Effective Time, the Ordinary Shareholder of the Terminating Company will be issued one validly issued Class A Ordinary Share in the Surviving Company for each Ordinary Share held in the Terminating Company. The Terminating Company Rights issued and outstanding immediately will receive one-fifth (1/5) of one Class A Ordinary Share of the Surviving Company in exchange for the cancellation of each Terminating Company Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share. In accordance with section 236(1) of the Act, any and all rights and property owned, and liabilities owed, by the Terminating Company immediately prior to the Effective Time will be deemed vested in the Surviving Company by operation of Cayman law, without the need for further formality.

9	The Memorandum and Articles of Association of the Surviving Company in effect immediately prior to the Effective Time shall be the Memorandum and Articles of Association of the Surviving Company after the Effective Time.

10	[Neither of the Constituent Companies have any secured creditors.]

11	The Surviving Company shall maintain its registered office at [Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands].

12	The name and address of the directors of the Surviving Company are as follows:

[Click here and enter Name] , [Click here and type Address]

[Click here and enter Name] , [Click here and type Address]

[Click here and enter Name] , [Click here and type Address]

13	No amounts or benefits are or will become payable to any director of either of the Constituent Companies consequent upon the merger.

SPAC Merger - Plan of Merger of Cayman Companies

Pursuant to unanimous written resolutions of the Directors of both of the Constituent Companies, the Directors have resolved that this Plan of Merger is in the best interests of both of the Constituent Companies and that the Plan of Merger be approved.

Dated:

For:	UY Scuti Acquisition Corp.
By:	Qunxue Yin
Title:	Director

Dated:

For:	Isdera Inc
By:	Qunxue Yin
Title:	Sole Director

SPAC Merger - Plan of Merger of Cayman Companies

Annex D

[annex D – PLAN OF MERGER IN RESPECT OF THE ACQUISTION MERGER]

PLAN OF MERGER

Set out below is the written plan of merger pursuant to section 233 of the Companies Act (revised) of the Cayman Islands (Act) of:

(A)	Isdera Technology Limited, an exempted company incorporated in the Cayman Islands with limited liability having its registered office at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (Terminating Company); and

(B)	Isdera Group Limited, an exempted company incorporated in the Cayman Islands with limited liability having its registered office at Overseas Company Services (Cayman) Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 32303, Grand Cayman KY1-1209, Cayman Islands (Surviving Company),

together the Constituent Companies.

The directors of each of the above constituent companies (Directors) have agreed that it would be in the best interests of each of the companies to merge pursuant to the following plan of merger (Plan of Merger) and in accordance with the Act:

1	Immediately prior to the merger, the authorised share capital of the Surviving Company comprises USD 50,000.00 divided into 100,000,000 ordinary shares of par value USD 0.0005 each. 100,000,000 ordinary shares have been issued (the Surviving Company Share).

2	Immediately prior to the merger, the authorised share capital of the Terminating Company comprises USD 50,000.00 divided into 50,000 ordinary shares of par value USD 1.00 each. One ordinary share has been issued (the Terminating Company Share).

3	The merger shall take effect on [Click here and type date] (the Effective Time).

4	The holder of all of the issued Terminating Company Share is Isdera Inc of 4th Floor, Harbour Place, 103 South， Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands and the principal holders of the issued Surviving Company Share are as following:

No.	Shareholder’s Name	Address	No. of the Surviving Company Shares at the Closing
1.	Songze Shares Ltd.	Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands	50,054,040
2.	Wenyuan Holdings Ltd.	Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands	14,379,500

(together with other shareholders in Surviving Company, the Ordinary Shareholders).

Annex D (Acquisition Merger) - Plan of Merger of Cayman Companies

5	By virtue of Section 233(6) of the Act, the approval of each Constituent Company by way of Special Resolution of the shareholders is required to approve the Plan of Merger.

6	Notwithstanding the provisions of the Articles of Association of each of the Constituent Companies, by virtue of Section 233(6) of the Act, the approval of at least 2/3rds in value of all of the shareholders, voting together as one class and regardless of whether the shares held ordinarily provide voting rights, of each Constituent Company is required to approve the Plan of Merger. The Ordinary Shareholders have elected to adopt unanimous written resolutions of each of the two Constituent Companies in order to approve the Plan of Merger.

7	The Terminating Company Shares will be deemed cancelled as at the Effective Time and the Terminating Company will be deemed merged with the Surviving Company as at the Effective Time, without the need for further formality.

8	The aggregate consideration is USD 920,000,000, payable in the form of 92,000,000 newly issued ordinary shares of Isdera Inc, an exempted company incorporated in the Cayman Islands with limited liability having its registered office at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands valued at US$10.00 per share to the Surviving Company and its shareholders. At the Effective Time, the issued and outstanding shares in the Surviving Company held by the Ordinary Shareholder of the Surviving Company will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 80,950,283 Class A Ordinary Shares of Isdera Inc and 11,049,717 Class B Ordinary Shares of Isdera Inc. At the Effective Time, the one fully paid share in the Terminating Company will become one fully paid share in the Surviving Company.

9	The Memorandum and Articles of Association of the Surviving Company in effect immediately prior to the Effective Time shall be the Memorandum and Articles of Association of the Surviving Company after the Effective Time.

10	Neither of the Constituent Companies have any secured creditors.

11	The Surviving Company shall maintain its registered office at Overseas Company Services (Cayman) Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 32303, Grand Cayman KY1-1209, Cayman Islands.

12	The name and address of the directors of the Surviving Company are as follows:

Wenfang Song, No. 2988, Taiyang Road, Xiangcheng District, Suzhou City, Jiangsu Province, China

Yanfeng Xu, Room 801, No.4, Lane 380, Wuzhong Road, Minhang District, Shanghai, China

Bin Lu, Room 701, Lane 3888, Du Hui Road, Minhang District, Shanghai, China

Yan Liang, Room 501, No 48, Lane 999, Xine’er Rd, Baoshan District, Shanghai, China

Shimin Chen, No. 9 Ancai Road, Changziying Town, Daxing District, Beijing (Haitang Manor), China

13	No amounts or benefits are or will become payable to any director of either of the Constituent Companies consequent upon the merger.

Annex D (Acquisition Merger) - Plan of Merger of Cayman Companies

Pursuant to unanimous written resolutions of the Directors of both of the Constituent Companies, the Directors have resolved that this Plan of Merger is in the best interests of both of the Constituent Companies and that the Plan of Merger be approved.

Dated:

For:	Isdera Group Limited
By:	SONG WENFANG
Title:	Director

Dated:

For:	Isdera Technology Limited
By:	Qunxue Yin
Title:	Sole Director

Annex D (Acquisition Merger) - Plan of Merger of Cayman Companies

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The PubCo Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, every director (including any alternate director appointed), secretary, assistant secretary, or other officer for the time being and from time to time of the PubCo (but not including the PubCo’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as exhibit to this registration statement.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1#	Merger Agreement dated July 18, 2025 (incorporated by reference to Exhibit 2.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2025)
2.2#	First Amendment to the Merger Agreement, dated September 22, 2026 (incorporated by reference to Exhibit 2.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2026)
2.3	Joinder Agreement dated September 22, 2026 (incorporated by reference to Exhibit 2.2 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2026)
3.1	Second Amended and Restated Certificate of Incorporation of UYSC (incorporated by reference to Exhibit 3.1 to UYSC’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 4, 2025)
3.2	Amendments to Second Amended and Restated Memorandum and Articles of Association of UYSC (incorporated by reference to Exhibit 3.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2026).
3.3	Certificate of Incorporation of PubCo
3.4	Memorandum and Articles of Association of PubCo
3.5*	Form of Amended and Restated Memorandum and Articles of Association of PubCo (included as Annex B to this proxy statement/prospectus)
4.1	Specimen UYSC Unit Certificate (incorporated by reference to Exhibit 4.1 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 3, 2025)
4.2	Specimen UYSC Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 3, 2025)
4.3	Specimen UYSC Right Certificate (incorporated by reference to Exhibit 4.3 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 3, 2025)
4.4	Registration Rights Agreement, dated March 31, 2025, by and between certain security holders and UYSC (incorporated by reference to Exhibit 10.3 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
4.5	Rights Agreement, dated March 31, 2025, by and between Continental Stock Transfer & Trust Company and UYSC (incorporated by reference to Exhibit 4.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
4.6*	Specimen of PubCo Ordinary Shares
5.1*	Form of Opinion of Harney Westwood & Riegels
8.1*	Form of Opinion of Becker & Poliakoff, P.A. regarding certain federal income tax matters
10.1	Letter Agreement among UYSC and its officers, directors and UY Scuti Investments, Limited, dated as of March 31, 2025 (incorporated by reference to Exhibit 10.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
10.2	Investment Management Trust Account Agreement, dated March 31, 2025 by and between Continental Stock Transfer &Trust Company and UYSC (incorporated by reference to Exhibit 10.2 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)

10.3	Private Placement Units Purchase Agreement between UYSC and UY Scuti Investments Limited, dated as of March 31, 2025 (incorporated by reference to Exhibit 10.4 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
10.4	Indemnity Agreement dated as of March 31, 2025 between UYSC, its officers and directors (incorporated by reference to Exhibit 10.5 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
10.5	Administrative Services Agreement, by and between the UYSC and UY Scuti Investments Limited, dated as of March 31, 2025. (incorporated by reference to Exhibit 10.6 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
10.6	Registration Rights Agreement between UYSC and UY Scuti Investments Limited (incorporated by reference to Exhibit 10.3 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2025)
10.7	Securities Subscription Agreement, dated August 2, 2024, between the Registrant and UY Scuti Investments Limited (incorporated by reference to Exhibit 10.5 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 11, 2025)
10.8	Amended Securities Subscription Agreement between the Registrant and UY Scuti Investments Limited (incorporated by reference to Exhibit 10.6 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 11, 2025)
10.9	Amended and Restated Securities Subscription Agreement, dated December 2, 2024, between the Registrant and UY Scuti Investments Limited (incorporated by reference to Exhibit 10.10 to UYSC’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 11, 2025)
10.10*	Form of Employment Agreement between PubCo and PubCo’s executive officers
10.11*	Form of Indemnification Agreement between PubCo and PubCo’s directors
10.12*	Form of Lock-Up Agreement
10.13	Form of Amended Promissory Note issued to Sponsor (incorporated by reference to Exhibit 10.2 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2026).
10.14	Form of Promissory Note issued to Sun Peisha (incorporated by reference to Exhibit 10.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2026).
10.15	English Translation of Lease Agreement, dated on March 28, 2024, between Xinghui Automotive Technology (Hainan) Co., Ltd. and Shanghai Jinchen Hemei Real Estate Co., Ltd.
10.16	English Translation of Lease Agreement, dated on October 15, 2024, between Xinghui Yingzi (Shanghai) Automobile Co., Ltd., Xinghui Automotive Technology (Hainan) Co., Ltd., and Shanghai Jinchen Hemei Real Estate Co., Ltd.
10.17	English Translation of Lease Agreement, dated on August 30, 2025, between Yingzi Automotive Technology (Anhui) Co., Ltd. and Anqing Yijiang Industrial Investment Co., Ltd
10.18	English Translation of Lease Agreement, dated on April 22, 2024, between Yingzi Industrial Technology (Suzhou) Co., Ltd. and Taicang Dehao Asset Management Co., Ltd.
10.19	Amendment to Investment Management and Trust Agreement between UY Scuti Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2026).
10.20	English Translation of Trademark Transfer Agreement, dated on March 11, 2024, between Yingzi (Shanghai) Automobile Technology Co., Ltd., and Xinghui Automotive Technology (Hainan) Co., Ltd.
10.21	Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 to UYSC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2025).
21.1	Lists of Subsidiaries of the Registrant
23.1*	Consent of Enrome LLP
23.2*	Consent of Audit Alliance LLP
23.3*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.4*	Consent of JunHe LLP
99.1*	Consent of Wenfang Song (PubCo’s director nominee)
99.2*	Consent of Yanfeng Xu (PubCo’s director nominee)
99.3*	Consent of Bin Lu (PubCo’s director nominee)
99.4*	Consent of Yan Liang (PubCo’s director nominee)
99.5*	Consent of Shimin Chen (PubCo’s director nominee)
99.6*	Form of Proxy for Extraordinary General Meeting of Holders of UYSC Ordinary Shares
99.7	Press Release dated July 21, 2025 (incorporated by reference to Exhibit 99.1 of UYSC’s Current Report on 8-K filed with the SEC on July 24, 2025)
99.8*	King Kee Appraisal and Advisory Limited Fairness Opinion (attached to the proxy statement/prospectus which forms a part of this registration statement as an annex)
107*	Calculation of Filing Fee Tables

*	To be filed

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Item 22. Undertakings

A.	The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	The undersigned registrants hereby undertake:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrants hereby undertake (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on [______], 2026.

Isdera Inc

By:
Name:	Qunxue Yin
Title:	Sole Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on [_____], 2026 in the capacities indicated.

Name	Title	Date

	Sole Director	[______], 2026
Qunxue Yin

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cayman Islands, on [______], 2026.

Isdera Group Limited

By:	/s/ Wenfang Song
Name:	Wenfang Song
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on [   ], 2026 in the capacities indicated.

Name	Title	Date

	Chairman of the Board and Chief Executive Officer	[*], 2026
Wenfang Song	(Principal Executive Officer)

	Chief Financial Officer	[*], 2026
Yijuan Shui	(Principal Financial and Accounting Officer)

	Director	[*], 2026
Yanfeng Xu

	Director	[*], 2026
Bin Lu

	Director	[*], 2026
Yan Liang

	Director	[*], 2026
Shimin Chen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement or amendment thereto in [*], [*], United States on [*], 2026.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title: